As filed with the Securities and Exchange Commission on September 14, 2015

Registration No. 333-206643

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

AMENDMENT NO. 1

TO

Form S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

NATIONAL COMMERCE CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	6021	20-8627710
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

813 Shades Creek Parkway, Suite 100,

Birmingham, Alabama 35209

(205) 313-8100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

JOHN H. HOLCOMB, III

CHAIRMAN AND CHIEF EXECUTIVE OFFICER

813 SHADES CREEK PARKWAY, SUITE 100

BIRMINGHAM, ALABAMA 35209

(205) 313-8100

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Andrew S. Nix, Esq. Maynard, Cooper & Gale, P.C. 1901 Sixth Avenue North 2400 Regions/Harbert Plaza Birmingham, Alabama 35203 (205) 254-1000	John P. Greeley, Esq. Smith Mackinnon, PA Citrus Center, Suite 1200 255 South Orange Avenue Orlando, Florida 32801 (407) 843-7300

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement has become effective and the satisfaction or waiver of all other conditions to the transaction described in the proxy statement-prospectus.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐		Accelerated filer	☐

Non-accelerated filer	☐	(Do not check if a smaller reporting company)	Smaller reporting company	☒

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement-prospectus is not complete and may be changed. National Commerce Corporation may not issue or sell the securities offered by this proxy statement-prospectus until the registration statement filed with the Securities and Exchange Commission is declared effective. This proxy statement-prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any jurisdiction where the offer, solicitation or sale is not permitted or would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any representation to the contrary is a criminal offense.

SUBJECT TO COMPLETION, DATED SEPTEMBER 14, 2015

PROSPECTUS OF NATIONAL COMMERCE CORPORATION	PROXY STATEMENT OF REUNION BANK OF FLORIDA

PROPOSED MERGER – YOUR VOTE IS VERY IMPORTANT

The boards of directors of Reunion Bank of Florida (“Reunion”), National Commerce Corporation (“NCC”) and National Bank of Commerce (“NBC”) have each unanimously approved a transaction that will result in the merger of Reunion with and into NBC, with NBC surviving the merger. The merger agreement provides that Reunion stockholders may elect to receive, for each of their shares of Reunion common stock, either (i) 0.7273 shares of NCC common stock or (ii) $16.00 in cash, without interest, subject to certain allocation limitations and proration procedures set forth in the merger agreement. Specifically, 80% of the shares of outstanding Reunion common stock, or approximately 1,841,418 shares, will be converted into the right to receive newly issued shares of NCC common stock, and the remaining 20% of shares of outstanding Reunion common stock, or approximately 460,355 shares, will be converted into the right to receive cash. Accordingly, elections by Reunion stockholders to receive a particular form of consideration, whether cash or shares of NCC common stock, will be prorated as necessary to cause the aggregate mix of consideration issuable to Reunion stockholders in the merger to comply as nearly as possible with the foregoing allocation. Assuming the issuance of the maximum possible number of shares in the merger (including shares issuable upon the exercise of outstanding options to purchase Reunion common stock that are subject to accelerated vesting as a result of the merger), current NCC stockholders will own approximately 85.9% of the issued and outstanding common stock of NCC, and current Reunion stockholders will own approximately 14.1% of the issued and outstanding common stock of NCC.

A total of 1,547,521 shares of NCC common stock, the maximum number of shares of NCC common stock that may be issued in the merger, are being offered by NCC pursuant to this proxy statement-prospectus. The NCC common stock issued pursuant to the merger will be registered under the Securities Act of 1933, as amended. NCC’s common stock is traded on the Nasdaq Global Select Market under the symbol “NCOM.”

The merger cannot be completed unless all necessary regulatory approvals are obtained and the stockholders of Reunion approve the merger agreement. Reunion is asking its stockholders to consider and vote on the merger proposal at a special meeting of stockholders and on a proposal to adjourn the special meeting, if necessary or appropriate, to permit further solicitation of proxies if there are not sufficient votes to approve the merger agreement at the time of the special meeting. Whether or not you plan to attend the special meeting, please take the time to vote by following the voting instructions included in the enclosed proxy card. If you sign, date and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote FOR the merger agreement and FOR the adjournment proposal. If you do not vote your shares as instructed in the enclosed proxy card, or if you do not instruct your broker how to vote any shares held for you in “street name,” (i) the effect will be a vote against the merger agreement (but will not be considered a vote against the merger agreement for purposes of perfecting dissenters’ rights), and (ii) there will be no effect as to the adjournment proposal.

Reunion stockholders have dissenters’ rights in connection with the proposed merger under federal law, which provides that a dissenting stockholder is entitled to receive the value of his or her shares in cash (which may be more or less than the value of the consideration that such holder would receive in the merger) if the dissenting stockholder complies with all of the requirements set forth in the applicable statute. You should read carefully the more detailed description of these requirements in this proxy statement-prospectus, as well as the full text of the relevant statutory provisions, which are attached to this proxy statement-prospectus as Appendix B.

The place, date and time of the special meeting of Reunion’s stockholders are as follows:

October 26, 2015, 8:00 a.m., local time, Hilton Garden Inn, 189 Midway Avenue, Daytona Beach, FL 32114

This document contains a more complete description of the stockholders’ meeting and the terms of the merger. You are urged to review this entire document carefully. You may also obtain information about NBC and Reunion from Call Reports that they have filed with the Federal Deposit Insurance Corporation.

The Reunion board of directors recommends that the Reunion stockholders vote FOR approval of the merger agreement and FOR the approval of the adjournment proposal.

John H. Holcomb, III Chairman and Chief Executive Officer National Commerce Corporation	Michael L. Sleaford President and Chief Executive Officer Reunion Bank of Florida

You should read this entire proxy statement-prospectus carefully because it contains important information about the merger. In particular, you should read carefully the information under the section entitled “Risk Factors,” beginning on page 19.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in the merger or determined if this document is truthful or complete. Any representation to the contrary is a criminal offense.

The shares of NCC common stock to be issued in the merger are not deposits or savings accounts or other obligations of any bank or savings association and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

NCC is an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, and is therefore permitted to take advantage of certain reduced public company reporting requirements.

This proxy statement-prospectus is dated [●], 2015 and is first being mailed to Reunion’s stockholders on or about [●], 2015.

ABOUT THIS DOCUMENT

This proxy statement-prospectus forms a part of a registration statement on Form S-4 (Registration No. 333-206643) filed by NCC with the Securities and Exchange Commission (the “SEC”). It constitutes a prospectus of NCC under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), and the rules thereunder, with respect to the shares of NCC common stock to be issued to the stockholders of Reunion in the merger. In addition, it constitutes a proxy statement and a notice of meeting with respect to the special meeting of Reunion’s stockholders at which Reunion’s stockholders will consider and vote upon the proposal to approve the merger agreement and the transactions contemplated thereby, including the merger.

NCC and Reunion have not authorized anyone to provide you with any information other than the information included in this proxy statement-prospectus and the documents to which you are referred herein. If someone provides you with other information, please do not rely on it as being authorized by NCC or Reunion.

This proxy statement-prospectus has been prepared as of the date on the cover page. There may be changes in the affairs of NCC or Reunion since that date that are not reflected in this document.

As used in this proxy statement-prospectus, the terms “NCC” and “Reunion” refer to National Commerce Corporation and Reunion Bank of Florida, respectively. Where the context requires, “NCC” may refer to NCC and its subsidiary, National Bank of Commerce, which may be referred to individually as “NBC.” Further, unless otherwise indicated, references to “NCC” include National Commerce Corporation, an Alabama corporation, prior to the company’s reincorporation in Delaware in April 2014, and to National Commerce Corporation, a Delaware corporation, after the reincorporation.

Unless the context indicates otherwise, all references to “Agreement and Plan of Merger” or the “merger agreement” refer to the Agreement and Plan of Merger, dated July 7, 2015, by and among NCC, NBC and Reunion, which is attached to the accompanying proxy statement-prospectus as Appendix A, all references to the “proposal” refer to “Proposal No. 1 – The Merger,” and all references to the “Adjournment Proposal” refer to “Proposal No. 2 – Adjournment.”

Neither the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, the SEC nor any state securities commission has approved or disapproved of the securities to be issued in connection with the proposed merger or determined if this proxy statement-prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

REUNION BANK OF FLORIDA

1892 EAST BURLEIGH BOULEVARD

TAVARES, FLORIDA 32778

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON OCTOBER 26, 2015

To the Stockholders of Reunion Bank of Florida:

Reunion Bank of Florida will hold a special meeting of stockholders at the Hilton Garden Inn, located at 189 Midway Avenue, Daytona Beach, Florida 32114, on October 26, 2015 at 8:00 a.m., local time, for the following purposes:

1. To authorize, approve and adopt the Agreement and Plan of Merger dated July 7, 2015, by and among National Commerce Corporation (“NCC”), National Bank of Commerce (“NBC”) and Reunion Bank of Florida (“Reunion”), pursuant to which Reunion will merge with and into NBC on and subject to the terms and conditions contained therein. A copy of the merger agreement is attached to the accompanying proxy statement-prospectus as Appendix A.

2. To approve a proposal of one or more adjournments of the Reunion special meeting, if necessary or appropriate, to permit further solicitation of proxies if there are not sufficient votes to approve the merger agreement at the time of the special meeting (the “Adjournment Proposal”).

3. To transact such other business as may properly come before the special meeting or any adjournments or postponements of the special meeting.

Only stockholders of record at the close of business on September 15, 2015, the record date, are entitled to notice of and to vote at the special meeting or any adjournments or postponements of the special meeting. The approval of the Agreement and Plan of Merger requires the affirmative vote of at least two-thirds of the issued and outstanding common stock of Reunion. The approval of the Adjournment Proposal requires the affirmative vote of a number of shares greater than the number of shares cast against the Adjournment Proposal.

After careful consideration, Reunion’s board of directors supports the merger and recommends that you vote FOR approval of the Agreement and Plan of Merger and FOR the Adjournment Proposal.

YOUR VOTE IS VERY IMPORTANT. Whether or not you plan to attend the special meeting, please take the time to vote by following the instructions in the enclosed proxy card. You may revoke your proxy at any time before it is voted in the manner described in the proxy statement-prospectus.

Reunion’s stockholders have dissenters’ rights with respect to the proposed merger under federal law. Stockholders who wish to assert their dissenters’ rights and comply with the procedural requirements set forth in the governing statute will be entitled to receive payment of the value of their shares in accordance with applicable law. A copy of the relevant statutory provisions is attached to the accompanying proxy statement-prospectus as Appendix B.

We do not know of any other matters to be presented at the special meeting, but if other matters are properly presented, the persons named as proxies will vote on such matters at their discretion.

FOR THE BOARD OF DIRECTORS

Michael L. Sleaford

President and Chief Executive Officer

Tavares, Florida

[●], 2015

PROXY STATEMENT-PROSPECTUS

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QUESTIONS AND ANSWERS

Q:	On what am I being asked to vote?

A:	You are being asked to approve the Agreement and Plan of Merger by and among NCC, NBC and Reunion, which is also referred to herein as the merger agreement and provides for the merger of Reunion with and into NBC. Under applicable law, the stockholders of Reunion must vote to approve the merger agreement because Reunion will merge out of existence, and Reunion stockholders receiving shares of NCC common stock will become NCC stockholders. In addition, Reunion stockholders are being asked to approve a proposal, referred to herein as the Adjournment Proposal, providing for one or more adjournments of the Reunion special meeting, if necessary or appropriate, to permit further solicitation of proxies if there are not sufficient votes to approve the merger agreement at the time of the special meeting.

Q:	Why have NBC and Reunion decided to merge?

A:	NBC and Reunion have agreed to merge for strategic reasons that benefit both parties. Their respective boards of directors believe that the merger will enhance Reunion’s operations while allowing NBC to expand and enter into new markets.

Q:	How does the Reunion board of directors recommend I vote on the proposals?

A:	Reunion’s board of directors has unanimously approved and adopted the merger agreement and recommends that Reunion’s stockholders vote FOR approval of the merger agreement and FOR the Adjournment Proposal.

Q:	What will happen to NBC and Reunion as a result of the merger?

A:	If the merger occurs, Reunion will be merged with and into NBC. NBC will be the surviving entity in the merger.

Q:	What vote is required to approve the merger agreement?

A:	Approval of the merger agreement requires the affirmative vote of two-thirds of the issued and outstanding shares of Reunion common stock as of September 15, 2015. Approval of the Adjournment Proposal requires the affirmative vote of a number of shares greater than the number of shares cast against the Adjournment Proposal.

Q:	What type of consideration can I receive in the merger?

A:

Reunion stockholders will have the opportunity to elect to receive, for each of their shares, either (i) 0.7273 shares of NCC common stock or (ii) $16.00 in cash, without interest. However, under the terms of the merger agreement, the total number of shares of Reunion common stock that will be converted into a right to receive cash will be equal to, as nearly as practicable, but will in no event exceed, 460,355 shares, and therefore the remaining 1,841,418 shares of Reunion common stock outstanding will be converted into a right to receive shares of NCC common stock. Accordingly, elections by Reunion stockholders to receive a particular form of consideration, whether cash or shares of NCC common stock, will be prorated as necessary to cause the aggregate mix of consideration issuable to Reunion stockholders in the merger to comply with the foregoing allocation. In addition, in lieu of any fractional shares of NCC common stock otherwise issuable in accordance with the exchange ratio above, NCC will pay to each former stockholder of Reunion who otherwise would be entitled to receive a fractional share of NCC common stock an amount in cash (without interest) determined by multiplying the fraction of a share of NCC common stock otherwise issuable by the average closing price (rounded to two decimal places) for a share of NCC common stock as reported by Nasdaq during the ten (10) consecutive business days ending on the fifth business day prior to the date of the closing of the merger. After the merger is completed, and assuming the issuance of the maximum possible number of shares in the merger (including shares issuable upon the exercise of outstanding options to purchase Reunion common stock that are subject to accelerated vesting as a result of the merger), current NCC stockholders will own approximately 85.9% of the issued and outstanding common stock of NCC, and current Reunion stockholders will own approximately 14.1% of the issued and outstanding common stock of NCC. See “Proposal No. 1 – The Merger; Structure of the Merger” beginning on page 48 and “The Merger Agreement” beginning on page 68 for further explanation.

Q:	How does the consideration proration work?

A:	A form of election will be provided to Reunion stockholders at a later date, and you should carefully review and follow the instructions that will be included with the election form. The deadline to make an election is 5:00 p.m. Eastern Time on the day before the special meeting of Reunion stockholders (or October 25, 2015). Under the merger agreement, the number of shares of Reunion common stock to be converted into cash will equal, as closely as possible, but will in no event exceed, 460,355 shares. Therefore, the remaining 1,841,418 shares of Reunion common stock outstanding will be converted into a right to receive shares of NCC common stock. In the event that Reunion stockholders elect to receive, in the aggregate, a particular form of consideration in an amount that exceeds the predetermined allocation, all stockholders who elected to receive such form of consideration will have their elections prorated according to a method to be mutually selected by NCC and Reunion to the extent necessary to cause the aggregate mix of consideration to equal, as nearly as practicable, the allocation set forth in the merger agreement. Accordingly, Reunion stockholders may receive a consideration mix that is different from the consideration that they elect to receive. See “The Merger Agreement – Proration Procedures” beginning on page 70 for further explanation.

Q:	What happens if I do not make an election?

A:	If you do not submit a properly completed and signed form of election by the election deadline, you will generally be deemed to have made an election to receive shares of NCC common stock in the merger. However, shares of Reunion common stock for which no election has been made may instead be converted into a right to receive cash if the aggregate number of shares of Reunion common stock for which an election has been made to receive shares of NCC common stock exceeds the maximum number of shares issuable in accordance with the allocation of consideration contemplated by the merger agreement.

Q:	How was the merger consideration determined?

A:	The consideration to be paid to Reunion stockholders in the merger was the result of an arm’s length negotiation between NCC and Reunion, subject to the direction of their respective boards of directors and advice provided by their respective legal counsel and independent financial advisors. See “Proposal No. 1 – The Merger; Background of the Merger” beginning on page 48 for additional information.

Q:	What are the federal income tax consequences of the merger to me?

A:	Maynard, Cooper & Gale, P.C. has issued an opinion, which it will confirm as of the effective date of the merger, that the merger qualifies as a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”). Reunion stockholders receiving stock consideration in the merger will not recognize gain for U.S. federal income tax purposes as a result of the surrender of Reunion common stock for receipt of NCC common stock. However, to the extent that you receive cash, whether as a result of an election to receive cash as your consideration in the merger, upon your exercise of dissenters’ rights, or in lieu of fractional shares, you may recognize gain for U.S. federal income tax purposes. Notwithstanding the foregoing, your tax treatment will depend on your specific situation and many variables not within NCC’s or Reunion’s control. You should consult your own tax advisor for a full understanding of the tax consequences of the merger to you. See “Material United States Federal Income Tax Consequences of the Merger” beginning on page 63 for additional information.

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Q:	When do the parties expect the merger to be completed?

A:	NCC, NBC and Reunion are working to complete the merger in the fourth quarter of 2015, shortly after the special meeting of Reunion stockholders, assuming that Reunion stockholders and all applicable regulators approve the merger and that the other conditions to closing are met. See “The Merger Agreement – Conditions to the Merger” beginning on page 74 for additional information. The parties could experience delays in meeting these conditions or be unable to meet them at all. See “Risk Factors” beginning on page 19 for a discussion of these and other risks relating to the merger.

Q:	Will I be able to sell the NCC common stock that I receive pursuant to the merger?

A:	The NCC common stock issued in the merger will be registered under the Securities Act of 1933, as amended. NCC’s common stock is traded on the Nasdaq Global Select Market under the symbol “NCOM.” Therefore, you will be able to sell or transfer without restriction the shares of NCC common stock that you receive in the merger.

Q:	What should I do now?

A:	After carefully reading and considering the information in this proxy statement-prospectus, follow the voting instructions included in the enclosed proxy card in order to vote your shares as soon as possible, so that your shares will be represented at Reunion’s special meeting.

NOTE: If you sign and send in your proxy card and do not indicate otherwise, your proxy will be voted FOR the proposal to approve the merger agreement and FOR the Adjournment Proposal.

Q:	What if I do not vote?

A:	If you do not vote, it (i) will have the same effect as voting your shares against the merger (but will not be considered a vote against the merger agreement for purposes of perfecting dissenters’ rights), and (ii) will have no effect on the Adjournment Proposal.

Q:	If my shares are held in “street name” by my broker, will my broker automatically vote my shares for me?

A:	No, your broker will vote your shares of stock only if you provide instructions on how to vote. You should instruct your broker on how to vote your shares, following the directions that your broker provides. If you do not provide instructions to your broker, and your broker submits an unvoted proxy, the resulting broker nonvote will not be counted towards a quorum, and your shares will not be voted at Reunion’s special meeting, which will have the same effect as voting your shares against the merger but will have no effect on the Adjournment Proposal.

Q:	Can I change my vote after I deliver my proxy?

A:	Yes. You can change your vote at any time before your proxy is voted at the special meeting. You can do so in three ways. First, you can revoke your proxy by giving written notice of revocation to Reunion’s corporate secretary. Second, you can submit a new properly executed proxy with a later date at or before Reunion’s special meeting. The latest proxy actually received before the meeting will be counted, and any earlier proxies will be revoked. Third, you can attend Reunion’s special meeting, give notice of your revocation and vote your shares in person. Any earlier proxy will be thereby revoked. However, simply attending the meeting without voting will not revoke your proxy. If you hold shares in “street name,” you must contact your broker prior to Reunion’s special meeting if you wish to revoke your proxy or change your vote.

Q:	Are dissenters’ rights available to me in connection with this transaction?

A:	Yes. Reunion stockholders have dissenters’ rights in connection with the proposed merger under federal law, which provides that a dissenting stockholder is entitled to receive the value of his or her shares in cash (which may be more or less than the value of the consideration that such holder would receive in the merger) if the dissenting stockholder complies with all of the requirements set forth in the applicable statute.

To perfect dissenters’ rights, you must (i) either give Reunion written notice of your intent to dissent from the merger prior to Reunion’s special meeting or vote against the merger at Reunion’s special meeting, and (ii) deliver to NBC a written request for appraisal and any certificates representing your shares of Reunion common stock within thirty (30) days after consummation of the merger. You should read carefully the more detailed description of this procedure beginning on page 89, as well as the full text of the relevant statutory provisions, which are attached to this proxy statement-prospectus as Appendix B.

Pursuant to the merger agreement, NCC’s board of directors may terminate the merger agreement and abandon the merger transaction if dissenters’ rights of appraisal are properly asserted with respect to more than 5% of the outstanding shares of Reunion common stock.

Q:	Should I send in my stock certificates now?

A:	No. If the merger is completed, NCC’s exchange agent will send all Reunion stockholders written instructions for exchanging their Reunion common stock certificates for the merger consideration that they are entitled to receive. In any event, do not send your stock certificates with your proxy card.

Q:	Who can help answer my questions?

A:	If you would like additional copies of this document, or if you would like to ask any questions about the merger and related matters, you should contact Michael L. Sleaford, President and Chief Executive Officer of Reunion, at 1892 East Burleigh Boulevard, Tavares, FL 32778, or (352) 508-1030.

SUMMARY

This summary is a brief overview of the key aspects of the merger and the issuance of shares of NCC common stock and cash in the merger. This summary only identifies those aspects of the merger that are most significant to you in your review of this proxy statement-prospectus. It is necessarily general and abbreviated, and it is not intended to be a complete explanation of all of the matters covered in this proxy statement-prospectus. To understand the merger and the issuance of cash and shares of NCC common stock in the merger, please see the more complete and detailed information in the sections that follow this summary, as well as the financial statements and appendices included in this proxy statement-prospectus. You are urged to read all of these documents in their entirety prior to returning your proxy or voting at the special meeting of stockholders.

Each item in this summary refers to the page of this proxy statement-prospectus on which that subject is discussed in more detail.

The Companies (See page 90 for NCC and NBC and page 167 for Reunion)

National Commerce Corporation and National Bank of Commerce

NCC, a Delaware corporation, is a bank holding company headquartered in Birmingham, Alabama. Substantially all of the operations of NCC are conducted through NCC’s wholly owned subsidiary, NBC. NBC currently operates eight full-service banking offices in Alabama (in Birmingham, Huntsville, Auburn-Opelika, and Baldwin County) and seven full-service banking offices in central Florida (in Longwood, Winter Park, Orlando, Oviedo, Kissimmee, and Vero Beach). Six of NBC’s seven Florida banking offices operate under the trade name “United Legacy Bank, a division of National Bank of Commerce.” NBC also owns a 70% equity interest in CBI Holding Company, LLC (“CBI”), which owns Corporate Billing, LLC (“Corporate Billing”), a transaction-based finance company headquartered in Decatur, Alabama, that provides factoring, invoicing, collection, and accounts receivable management services to transportation companies and automotive parts and service providers throughout the United States and parts of Canada. The main office of NCC and NBC is located at 813 Shades Creek Parkway, Suite 100, Birmingham, Alabama 35209, and the telephone number is (205) 313-8100.

The principal business of NBC is to accept demand and savings deposits from the general public and to invest these funds in residential mortgage, commercial and consumer loans and investment securities. NBC offers a broad array of competitively priced products and services, either directly or through relationships with third-party providers.

NCC is currently exploring an opportunity to form and operate a captive insurance company subsidiary that would insure NCC and its subsidiaries against certain risks arising from NCC’s operations and pool resources with similar insurance company subsidiaries of other financial institutions to spread a limited amount of risk among themselves. If NCC elects to move forward, it must first become a “financial holding company” under the Bank Holding Company Act of 1956, as amended (the “BHCA”), which designation, once effective, would allow NCC to engage in a broader range of non-banking activities. NCC has filed the required certification setting forth its election to become a financial holding company, which is currently pending before the Board of Governors of the Federal Reserve System (the “Federal Reserve”). In general, an election to become a financial holding company is effective on the 31st day after filing, unless the Federal Reserve determines the effectiveness of the filer’s election prior to such date. Once the election is effective, NCC may, but is not required to, engage in activities permissible for financial holding companies, including without limitation insurance-related activities.

NCC’s management believes that the proposed merger will enable NCC to fulfill a variety of strategic objectives. Specifically, management believes that it is necessary for NCC to continue to grow in order to offer the breadth of products and services necessary to compete effectively and to manage increasingly complex regulatory compliance, operational and risk management requirements efficiently. Management believes that NCC’s financial condition, results of operations and capital and asset quality ratios are of sufficient strength to enable it to make acquisitions while maintaining strong capital ratios.

Reunion Bank of Florida

Reunion is a Florida banking corporation headquartered in Tavares, Florida. Reunion operates four full-service banking offices and two loan production offices located in five counties in Florida. Reunion’s main office is located at 1892 East Burleigh Boulevard, Tavares, Florida 32778, and its telephone number is (352) 508-1030.

Reunion is in the business of community banking, which consists of accepting deposits from its client base and making loans and other investments. Reunion’s chief source of funds for loans and investments is a diversified array of traditional deposit services. Reunion’s principal sources of income are interest and fees collected on loans, interest earned on other investments and other service charge revenue. Its principal expenses are interest paid on deposit products, other borrowings, compensation and other overhead-related costs.

Reunion’s board of directors has unanimously approved the merger agreement and believes that the merger is in the best interests of Reunion’s stockholders. See “Proposal No. 1 – The Merger; Reasons for the Merger” beginning on page 51, “Proposal No. 1 – The Merger; Opinion of Reunion’s Financial Advisor” beginning on page 52 and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Reunion” beginning on page 171.

The Merger Agreement (See page 68)

Under the terms of the merger agreement, Reunion will merge with and into NBC, with NBC as the surviving entity. NCC and NBC will continue their existence under Delaware law and the laws of the United States, respectively, while Reunion will cease to exist; provided, however, that, subject to applicable laws and non-objection from applicable regulatory authorities, the parties intend for the former banking offices of Reunion to continue to operate and conduct business under the trade name “Reunion Bank of Florida, a division of National Bank of Commerce” for at least two years. The merger agreement is attached to this proxy statement-prospectus as Appendix A and is incorporated into this proxy statement-prospectus by reference. You are encouraged to read the entire merger agreement carefully, as it is the legal document that governs the proposed merger.

What You Will Receive in the Merger (See page 68)

If the merger is completed, Reunion stockholders will have the opportunity to elect to receive, for each of their shares, either (i) 0.7273 shares of NCC common stock, which is referred to herein as the “exchange ratio,” or (ii) $16.00 in cash, without interest. However, under the terms of the merger agreement, the total number of shares of Reunion common stock that will be converted into a right to receive cash will be equal to, as nearly as practicable, but will in no event exceed, 460,355 shares, and therefore the remaining 1,841,418 shares of Reunion common stock outstanding will be converted into a right to receive shares of NCC common stock. Accordingly, elections by Reunion stockholders to receive a particular form of consideration, whether cash or shares of NCC common stock, will be prorated as necessary to cause the aggregate mix of consideration issuable to Reunion stockholders in the merger to comply with the foregoing allocation. Any shares of Reunion common stock for which no valid election has been made will be converted into the right to receive shares of NCC common stock; provided, however, that such shares of Reunion common stock may instead be converted into a right to receive cash if the aggregate number of shares of Reunion common stock for which an election has been made to receive shares of NCC common stock exceeds the maximum number of shares issuable in accordance with the consideration allocation contemplated by the merger agreement. For more information, including an example applying the proration formula, see “The Merger Agreement – Proration Procedures” beginning on page 70.

No fractional shares of NCC common stock will be issued in the merger. Instead, NCC will make a cash payment without interest to each Reunion stockholder who would otherwise receive a fractional share of NCC common stock in an amount determined by multiplying the fraction of a share of NCC common stock otherwise issuable by the average closing price (rounded to two decimal places) for a share of NCC common stock as reported by Nasdaq during the ten (10) consecutive business days ending on the fifth business day prior to the date of the closing of the merger. The amount of cash available for cash payments in lieu of fractional shares will not be affected by the cash limitation described above, nor will the amount of cash payable pursuant to cash elections be affected by cash payments in lieu of fractional shares.

Cash and Stock Elections (See page 69)

A form of election will be provided to Reunion stockholders at a later date, and Reunion stockholders should carefully review and follow the instructions that will be included with the election form. The deadline to make an election will be 5:00 p.m. Eastern Time on the day before the special meeting of Reunion stockholders (or October 25, 2015). In the event that Reunion stockholders elect to receive, in the aggregate, a particular form of consideration in an amount that exceeds the predetermined allocation, all stockholders who elected to receive such form of consideration will have their elections prorated as necessary to cause the aggregate mix of consideration to equal, as nearly as practicable, the allocation set forth in the merger agreement. Accordingly, Reunion stockholders may receive a consideration mix that is different from the consideration that they elect to receive.

Effect of the Merger on Reunion Options (See page 72)

As of September 11, 2015, there were 286,343 outstanding options to purchase Reunion common stock, with a weighted average exercise price of $10.26 per share. The merger agreement provides that each outstanding and unexercised option to purchase shares of Reunion common stock will cease to represent an option to purchase Reunion common stock at the effective time of the merger and will be converted automatically into an option to purchase NCC common stock, and that NCC will assume each Reunion option subject to its terms, including any acceleration in vesting that will occur as a consequence of the merger. At the effective time of the merger, (i) the number of shares of NCC common stock purchasable upon exercise of each Reunion option will equal the product obtained by multiplying the number of shares of Reunion common stock that were purchasable under the Reunion option immediately before the effective time of the merger by the exchange ratio, rounded to the nearest whole share; and (ii) the per share exercise price for each Reunion option will equal the quotient obtained by dividing the per share exercise price of the Reunion option in effect immediately before the effective time of the merger by the exchange ratio, rounded to the nearest cent.

Your Expected Tax Treatment as a Result of the Merger (See page 63)

In general, Reunion stockholders who receive only NCC common stock for their shares of Reunion common stock are not expected to recognize any gain or loss for U.S. federal income tax purposes as a result of the merger. Maynard, Cooper & Gale, P.C. has issued an opinion, which it will confirm as of the effective date of the merger, that the merger qualifies as a tax-free reorganization under Section 368(a) of the Internal Revenue Code and that Reunion stockholders will not recognize gain or loss in connection with the exchange of their shares (except with respect to any cash received). The opinion will not bind the Internal Revenue Service, which could take a different view. This tax treatment will not apply to any Reunion stockholder who receives cash consideration in the merger in exchange for Reunion common stock, or who receives cash pursuant to the exercise of dissenters’ rights.

Any stockholder of Reunion who receives cash in the merger, whether as a result of the cash election, the receipt of cash in lieu of fractional shares, as a result of perfecting dissenters’ rights or otherwise, will recognize gain to the extent the cash received exceeds the stockholder’s tax basis in his or her Reunion common stock. See “Material United States Federal Income Tax Consequences of the Merger” beginning on page 63 for additional information.

Determining the actual tax consequences of the merger to you as an individual taxpayer can be complicated. The tax treatment will depend on your specific situation and many variables not within NCC’s or Reunion’s control. For these reasons, you are urged to consult with your tax advisor concerning the federal and any applicable state, local or other tax consequences of the merger to you.

Dissenters’ Rights (See page 89)

A Reunion stockholder who wishes to exercise dissenters’ rights of appraisal with respect to the merger must (i) either give written notice to Reunion prior to the special meeting that he or she dissents from the plan of merger or vote against the merger at the special meeting, and (ii) deliver to NBC a written request for an appraisal of his or her shares, along with any certificates representing such shares, within thirty (30) days after the consummation of the merger. Failure to adhere strictly to the requirements and procedures of the applicable dissenters’ rights provisions may result in the loss, termination or waiver of your right to dissent. The value of your shares determined for this purpose may be more or less than the per-share consideration to be paid in the merger. Pursuant to the merger agreement, NCC’s board of directors may terminate the merger agreement and abandon the merger if dissenters’ rights of appraisal are properly asserted with respect to more than 5% of the outstanding shares of Reunion common stock.

If you sign and send in your proxy card and do not indicate how you want to vote on the merger proposal, your proxy will be voted FOR the proposal to approve the merger agreement, and you will effectively waive your appraisal rights. Therefore, a Reunion stockholder who submits a proxy and who also wishes to exercise appraisal rights must either (i) submit a proxy containing instructions to vote against the adoption of the merger agreement or (ii) abstain from voting on the adoption of the merger agreement and submit a written notice to Reunion prior to the special meeting of his or her intent to dissent from the merger.

Appendix B includes the relevant statutory provisions regarding these rights. See “Dissenters’ Rights of Appraisal” beginning on page 89 for additional information on how to assert dissenters’ rights. In view of the complexity of the procedures specified under applicable law, stockholders who wish to pursue dissenters’ appraisal rights should promptly consult their legal, financial and tax advisors.

If you hold your shares of Reunion common stock through a bank, brokerage firm, trust or other nominee and you wish to exercise dissenters’ appraisal rights, you should consult with your bank, brokerage firm, trust or other nominee to determine the appropriate procedures for the making of a demand for appraisal through your nominee.

Comparative Stock Prices (See page 43 for NCC and page 44 for Reunion)

NCC

NCC common stock is traded on the Nasdaq Global Select Market under the symbol “NCOM.” The closing price of NCC common stock on [●], 2015, the last practicable date before the mailing of this proxy statement-prospectus, was $[●]. The value of the shares of NCC common stock to be issued in the merger will fluctuate between now and the closing of the merger.

Reunion

Reunion common stock does not currently trade on any securities exchange or interdealer quotation system. The last known sale price for a share of Reunion common stock prior to the mailing of this proxy statement-prospectus was $[●] on [●], 2015.

NCC Dividends (See page 43)

NCC’s board of directors has not declared a dividend since its inception and does not expect to do so in 2015. Future determinations regarding dividend policy will be made at the discretion of NCC’s board of directors based on factors that it deems relevant at that time.

Reunion’s Reasons for the Merger (See page 51)

In deciding to engage in the merger transaction, Reunion’s management and board of directors noted, and consulted with its legal counsel and financial advisor regarding, numerous factors, including the following:

•	the value of the consideration to be received by Reunion’s stockholders compared to stockholder value for Reunion as an independent entity;

•	information concerning the business, operations, earnings, asset quality, financial condition, prospects and capital levels of Reunion and NCC, both individually and as a combined entity;

•	perceived risks and uncertainties attendant to Reunion’s operation as an independent banking organization, including risks and uncertainties related to the continuing low interest rate environment and the high and increasing cost of regulatory compliance;

•	the enhanced capital position and earnings of the combined entity on a pro forma basis and the potential positive implications for the ability to grow;

•	the compatibility of NCC’s management team, strategic objectives, culture and geographic footprint with those of Reunion;

•	the financial terms of recent business combinations in the financial services industry and a comparison of the multiples of selected combinations with the terms of the proposed merger;

•	the increased importance of scale in the banking industry;

•	the receipt of the stock consideration by Reunion’s stockholders on a tax-free basis;

•	the opinion of Monroe Financial Partners, Inc. (“Monroe”) that the consideration to be received by Reunion’s stockholders in the merger is fair, from a financial point of view, to the stockholders of Reunion; and

•	the likelihood of the merger being approved by applicable regulatory authorities without undue conditions or delay.

See “Proposal No. 1 – The Merger; Reasons for the Merger” beginning on page 51 for additional information.

Opinion of Reunion’s Financial Advisor (See page 52)

In deciding to approve the merger, Reunion’s board of directors considered the opinion of its financial advisor, Monroe. Monroe, an investment banking and financial advisory firm, has given a fairness opinion to the Reunion board of directors that the consideration to be received by Reunion’s stockholders is fair, from a financial point of view, to the stockholders of Reunion. The opinion is based on and subject to the procedures, matters and limitations described in the opinion and other matters that Monroe considered relevant. The fairness opinion is attached to this proxy statement-prospectus as Appendix C. All stockholders of Reunion are urged to read the entire opinion, which describes the procedures followed, matters considered and limitations on the review undertaken by Monroe in providing its opinion. See “Proposal No. 1 – The Merger; Opinion of Reunion’s Financial Advisor” beginning on page 52 for additional information.

The Reunion Board of Directors Recommends Stockholder Approval of the Merger Agreement (See page 47)

The Reunion board of directors has unanimously approved the merger agreement and believes that the merger is in the best interests of Reunion’s stockholders. The board unanimously recommends that you vote FOR approval of the merger agreement and the merger.

Information About the Special Meeting of Reunion Stockholders (See page 45)

A special meeting of the stockholders of Reunion will be held on October 26, 2015, at 8:00 a.m., local time. The meeting will be held at the Hilton Garden Inn, located at 189 Midway Avenue, Daytona Beach, Florida 32114. At the meeting, the stockholders of Reunion will vote on the merger agreement described herein. If Reunion’s stockholders approve the merger agreement and the conditions to completing the merger are satisfied, the parties expect to complete the merger shortly after the special stockholders’ meeting. See “The Reunion Special Meeting” beginning on page 45 for additional information.

Quorum and Vote Required at the Reunion Special Meeting (See page 45)

Stockholders who own Reunion common stock at the close of business on September 15, 2015, the record date, will be entitled to vote at the meeting. A majority of the issued and outstanding shares of Reunion common stock, as of the record date for the meeting, must be present in person or by proxy at the meeting in order for a quorum to be present. If a quorum is not present at the meeting, the meeting will be adjourned, and no vote will be taken until and unless a quorum is present. Approval of the merger agreement requires the affirmative vote of two-thirds of the shares of Reunion common stock issued and outstanding on the record date. Approval of the Adjournment Proposal requires the affirmative vote of a number of shares greater than the number of shares cast against the Adjournment Proposal. See “The Reunion Special Meeting – Record Date; Quorum and Voting Requirement” beginning on page 45 for additional information.

Share Ownership of Management (See page 99 for NCC and page 169 for Reunion)

Reunion

As of the record date for the Reunion special meeting, directors and executive officers of Reunion had or shared voting or dispositive power over approximately 22.3% of the issued and outstanding Reunion common stock. Reunion’s directors have entered into written agreements with NCC providing that they will vote the shares over which they have voting power, subject to their fiduciary duties, in favor of the merger agreement.

The directors and executive officers of NCC do not have or share voting or dispositive power over any of the issued and outstanding shares of Reunion common stock.

NCC

As of the date of this proxy statement-prospectus, directors and executive officers of NCC have or share voting or dispositive power over approximately 25.5% of the issued and outstanding shares of NCC common stock.

The directors and executive officers of Reunion do not currently have or share voting or dispositive power over any of the issued and outstanding shares of NCC common stock.

Structure of the Merger (See page 48)

As a result of the merger, Reunion will cease to exist. However, subsequent to the merger and subject to applicable laws and non-objection from applicable regulatory authorities, the parties intend for the former banking offices of Reunion to continue to operate and conduct business under the trade name “Reunion Bank of Florida, a division of National Bank of Commerce” for at least two years following the effective time of the merger.

Regulatory Approval (See page 62)

The proposed merger cannot be completed unless it is approved by the Office of the Comptroller of the Currency (the “OCC”). Although the parties do not know of any reason why the necessary regulatory approval could not be obtained in a timely manner, there can be no certainty as to whether or when such approval will be obtained, or what, if any, conditions may be imposed in connection with such approval.

Conditions to Completing the Merger (See page 74)

The merger will only be completed if certain mutual conditions are met, including the following:

•	approval by Reunion’s stockholders of the merger agreement by the required vote;

•	approval of the merger and the transactions contemplated thereby by applicable regulatory authorities;

•	receipt of all third-party consents (other than the regulatory consents described above) necessary to consummate the merger, other than those that would not have a material adverse effect on the party required to obtain the consent if not obtained;

•	receipt by Reunion and NCC of an opinion from Maynard, Cooper & Gale, P.C. that the merger qualifies as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code;

•	the absence of a stop order suspending the effectiveness of NCC’s registration statement under the Securities Act and any action, suit, proceeding or investigation for that purpose with respect to the shares of NCC common stock to be issued to Reunion stockholders; and

•	the absence of an order, decree or injunction enjoining or prohibiting completion of the merger, or the initiation of or known threat of any action or proceeding seeking to restrain consummation of the merger, that renders such transactions impossible or inadvisable in the opinion of either party.

If these and certain other conditions specific to the respective parties are satisfied, NCC, NBC and Reunion contemplate that they will complete the merger in the fourth quarter of 2015. See “The Merger Agreement – Conditions to the Merger” beginning on page 74 for additional information.

Termination and Termination Fee (See page 82)

The merger agreement may be terminated, either before or after stockholder approval, under certain circumstances described in detail elsewhere in this proxy statement-prospectus. If NCC terminates the merger agreement because Reunion’s board withdraws or changes its recommendation of the merger agreement, cancels the meeting at which Reunion’s stockholders or board will vote on the merger agreement, allows the acquisition by any person of a majority of Reunion’s outstanding common stock or recommends, approves or announces a transaction for the sale to or merger with an entity other than NBC, or if Reunion terminates the merger agreement because it has received an offer for such an acquisition transaction, then Reunion (or its successor) must pay NCC a termination fee of $1,250,000.

Pursuant to the merger agreement, NCC’s board of directors may terminate the merger agreement and abandon the merger of NBC and Reunion if dissenters’ rights of appraisal are properly asserted with respect to more than 5% of the outstanding shares of Reunion common stock.

Some of Reunion’s Directors and Executive Officers Have Interests in the Merger that Differ from the Interests of Reunion’s Stockholders Generally (See page 83)

Some of the executive officers and directors of Reunion have interests in the merger that are different from, or in addition to, those of Reunion stockholders generally. The members of the Reunion board of directors knew about these additional interests and considered them when they approved the merger agreement. These interests are described below.

•	The merger agreement calls for an aggregate of $830,416 in lump sum cash payments to be made at the closing of the merger to five of Reunion’s executive officers ($230,382 to Michael L. Sleaford, $207,314 to James J. Bange, Jr., $57,720 to M. Mark Bowling, $175,000 to Mark Chastain and $160,000 to Chad Bowling) in connection with the termination of these executives’ existing employment and related agreements with Reunion.

•	Pursuant to the merger agreement, NBC entered into employment agreements with four executive officers of Reunion that take effect as of the effective date of the merger and provide for an initial term of either five years (for Mr. Sleaford and Mr. Bange) or three years (for Mr. Chastain and Mr. C. Bowling), and provide that:

•	the executives are entitled to receive minimum annual base salaries of $286,500 for Mr. Sleaford; $220,500 for Mr. Bange; $187,500 for Mr. Chastain and $168,000 for Mr. C. Bowling, which amounts increase to $295,500, $226,000, $200,000 and $180,000, respectively, as of January 1, 2016;

•	the executives are entitled to receive vacation days, paid sick days and reimbursement for specified types of business expenses;

•	the executives are entitled to receive certain perquisites (including monthly membership dues in a social or country club for each of these employees, a $500 monthly automobile allowance for Messrs. Bange, Chastain and C. Bowling, and the adoption by NBC of Supplemental Executive Retirement Plans with payment obligations to Messrs. Sleaford and Bange having an estimated net present value on the date of the employment agreements of $158,908 and $52,396, respectively);

•	the executives are eligible to receive annual bonuses, participate in NCC’s equity incentive plan and participate in employer-sponsored health and retirement plans;

•	if NCC terminates the employment of one of these executives other than “for cause” or an executive terminates his employment for “good reason” (as defined in the employment agreements), the executive is entitled to receive salary continuation payments equal to the executive’s base salary then in effect until the later of the end of the original contractual term or the first anniversary date of such termination; and

•	in the event that the termination of employment occurs either (1) upon the closing of a change in control of NCC that occurs prior to the natural expiration of the term of the agreement, or (2) prior to or upon the natural expiration of the term of the agreement and a change in control of NCC occurs at any time thereafter, Mr. Sleaford and Mr. Bange will be entitled to a one-time payment in an amount calculated by multiplying the sum of the employee’s average base annual salary and the average annual bonus received by the employee from NBC during the three-year period immediately preceding the termination of employment by a specified multiplier set forth in that employee’s agreement (1.495× for Mr. Sleaford and 1.25× for Mr. Bange).

•

Reunion entered into an agreement with Mr. M. Bowling that terminates his employment agreement and employment with Reunion as of the effective time of the merger and provides that Mr. M. Bowling will receive a severance payment of $57,720 and a lump-sum distribution from NBC of the benefit payable to him under his Supplemental Executive Retirement Plan of approximately $301,695, net of any legally required withholding or other taxes. Mr. M. Bowling has also agreed to perform consulting services for NBC following the merger for consulting fees payable in three equal installments of $30,411.

•	NBC will make lump-sum distributions of the benefits payable to Messrs. Sleaford and Bange under the change of control provisions of their Supplemental Executive Retirement Plans in the approximate amounts of $680,261 and $488,369, respectively, net of any legally required withholding or other taxes.

•	Pursuant to the merger agreement, Reunion’s executives, along with all full-time employees of Reunion, will be eligible to participate in any benefit plans and arrangements that are made available to all NBC full-time employees, which include health and dental insurance, vision insurance, life insurance and short and long-term disability insurance.

•	NCC has agreed to increase the size of its board of directors by one seat and to cause NBC to increase the size of its board of directors by one seat as of the effective time of the merger and to fill the vacancy on both boards with a designee selected by NCC and approved by Reunion. NCC has selected, and Reunion has approved, Stephen A. Sevigny, M.D., a current director of Reunion, as the designee to serve on NCC’s and NBC’s boards of directors. As is the case with all non-employee directors of NCC, Dr. Sevigny will be entitled to receive an annual retainer of $10,000, as well as an additional $700 for each board meeting attended, $500 for each committee meeting attended in person, and $300 for any committee meeting attended telephonically. Dr. Sevigny will receive no additional annual retainer or meeting fees for his service on the NBC board of directors.

•	Under the terms of the merger agreement, NCC has agreed to maintain director and officer liability insurance for the benefit of Reunion’s officers and directors and to indemnify Reunion’s officers and directors for certain liabilities.

•	Under the terms of the merger agreement, all of the outstanding unvested options to purchase Reunion common stock, including unvested options held by the executives of Reunion, will vest and be assumed by NCC as a result of the merger.

The above-described interests constitute all of the interests of the executive officers and directors of Reunion in the merger apart from their interests as Reunion stockholders generally. For a more complete description of these interests, see “The Merger Agreement – Interests of Certain Persons in the Merger” beginning on page 83.

Employee Benefits of Reunion Employees after the Merger (See page 81)

NCC has agreed to offer to all current employees of Reunion who become NBC employees as a result of the merger substantially similar employee benefits to those that NBC offers to its employees in similar positions.

Differences in Rights of Reunion’s Stockholders after the Merger (See page 208)

Reunion stockholders who receive NCC common stock in the merger will become NCC stockholders as a result of the merger. Their rights as stockholders after the merger will be governed by Delaware law and by NCC’s certificate of incorporation and bylaws. The rights of NCC stockholders are different in certain respects from the rights of Reunion’s stockholders. See “Comparison of Rights of NCC Stockholders and Reunion Stockholders” beginning on page 208 for additional information.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF NCC

The following tables set forth selected historical financial and other data of NCC for the periods and as of the dates indicated. The historical financial data as of and for each of the years ended December 31, 2014 and 2013 have been derived in part from NCC’s audited financial statements and related notes included with this proxy statement-prospectus. The information as of and for the six months ended June 30, 2015 and 2014 is unaudited. However, in the opinion of management of NCC, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results of operations for the unaudited periods have been made. The selected operating data presented below for the six months ended June 30, 2015 is not necessarily indicative of a full year’s operations. This information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of NCC,” NCC’s audited financial statements as of and for the years ended December 31, 2014 and 2013, and NCC’s unaudited financial statements as of and for the six months ended June 30, 2015 and 2014 included herewith.

	Six Months Ended		Twelve Months Ended
(Dollars in thousands, except share and per share information)	June 30, 2015	June 30, 2014	December 31, 2014	December 31, 2013
Net interest income	$22,809	$11,364	$28,473	$20,699
Noninterest income	3,970	2,293	5,065	5,255
Total revenue	26,779	13,657	33,538	25,954
Provision for credit losses	281	—	978	—
Net gains/(losses) on sale of securities	—	—	(33)	47
Noninterest expense	18,906	10,316	23,453	19,685
Income before income taxes	7,592	3,341	9,074	6,316
Income tax expense	2,356	1,160	3,159	2,310
Net income before minority interest	5,236	2,181	5,915	4,006
Net income attributable to minority interest	1,059	—	512	—
Net income to common shareholders	4,177	2,181	5,403	4,006
Performance ratios
Return on average assets	0.71%	0.59%	0.66%	0.60%
Return on average common shareholders’ equity	4.82	4.76	5.55	4.61
Total equity to total assets (at period end)	13.90	11.79	11.96	11.23
Total average equity to total average assets	13.20	12.14	11.93	13.12
Per common share data
Shares outstanding	9,438,541	5,761,094	7,541,541	5,730,114
Diluted shares outstanding	8,687,986	5,801,234	5,960,199	5,764,285
Book value per share	$18.50	$16.03	$18.05	$15.52
Basic earnings per share	0.49	0.38	0.92	0.70
Diluted earnings per share	0.48	0.38	0.91	0.69
Balance sheet (at period end)
Total loans and leases	$970,653	$588,065	$888,721	$582,002
Total assets	1,256,614	783,197	1,138,426	791,781
Total deposits	1,051,483	666,735	971,060	678,031
Long-term debt	22,000	22,000	22,000	22,000
Total shareholders’ equity	174,629	92,359	136,161	88,939
Average balance sheet
Total loans and leases	$924,081	$562,404	$629,040	$485,769
Total assets	1,186,175	745,569	815,705	663,062
Total deposits	999,760	630,964	691,698	548,974
Long-term debt	22,000	22,000	22,007	23,781
Total shareholders’ equity	156,579	90,475	97,326	86,969
Asset quality ratios
Allowance for loan losses to period end loans	0.96%	1.53%	1.10%	1.57%
Allowance for loan losses to period end nonperforming loans	164.78	750.96	189.90	270.51
Net charge-offs to average loans	0.18	0.05	0.05	0.19
Nonperforming assets to period end loans and foreclosed and repossessed property	0.75	0.34	0.73	0.72
Capital ratios (at period end)
Common Equity Ratio Tier 1 Capital Ratio	12.86%	N/A	N/A	N/A
Tier 1 Leverage Ratio	11.09	11.97	10.68	12.18
Tier 1 Risk-based Capital Ratio	12.86	14.81	10.66	14.58
Total Risk-based Capital Ratio	13.78	16.06	11.75	15.83

SELECTED HISTORICAL FINANCIAL INFORMATION OF REUNION

The following tables set forth selected historical financial and other data of Reunion for the periods and as of the dates indicated. The historical financial data as of and for each of the years ended December 31, 2014 and 2013 have been derived in part from Reunion’s audited financial statements and related notes included with this proxy statement-prospectus. The information as of and for the six months ended June 30, 2015 and 2014 is unaudited. However, in the opinion of management of Reunion, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results of operations for the unaudited periods have been made. The selected operating data presented below for the six months ended June 30, 2015 is not necessarily indicative of a full year’s operations. This information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Reunion,” Reunion’s audited financial statements as of and for the years ended December 31, 2014 and 2013 and Reunion’s unaudited financial statements as of and for the six months ended June 30, 2015 and 2014 included herewith.

	Six Months Ended		Twelve Months Ended
(Dollars in thousands, except share and per share information)	June 30, 2015	June 30, 2014	December 31, 2014	December 31, 2013
Net interest income	$4,746	$4,313	$9,036	$7,335
Noninterest income	258	268	537	547
Total revenue	5,004	4,581	9,573	7,882
Provision for credit losses	195	202	578	529
Net gains/(losses) on sale of securities	70	(10)	(10)	196
Noninterest expense	3,445	3,383	6,707	5,558
Income before income taxes	1,434	986	2,278	1,991
Income tax expense	484	286	691	577
Net income	950	700	1,587	1,414

Performance ratios
Return on average assets	0.70%	0.58%	0.62%	0.66%
Return on average common shareholders’ equity	7.27	6.11	6.58	6.45
Total equity to total assets (at year end)	9.20	9.26	9.38	8.88
Total average equity to total average assets	9.61	9.42	9.37	10.29

Per common share data
Shares outstanding	2,301,773	2,301,773	2,301,773	2,301,773
Diluted shares outstanding	2,332,456	2,306,097	2,314,921	2,280,518
Book value per share	$11.46	$10.47	$11.27	$9.44
Basic and diluted earnings per share	0.41	0.30	0.69	0.62

Balance sheet (at period end)
Total loans	$221,312	$199,122	$204,499	$167,777
Total assets	286,656	260,238	276,575	244,678
Total deposits	259,736	235,806	250,093	222,569
Total shareholders’ equity	26,368	24,107	25,933	21,738

Average balance sheet
Total loans	$213,344	$182,390	$192,154	$154,099
Total assets	274,069	245,382	257,234	212,872
Total deposits	246,444	220,450	231,875	190,197
Total shareholders’ equity	26,340	23,115	24,106	21,912

Asset quality ratios
Allowance for credit losses to period end loans	1.02%	0.87%	1.01%	0.99%
Allowance for credit losses to period end nonperforming loans	2.26	1.76	2.08	1.63
Net charge-offs to average loans	0.01	0.13	0.09	0.16
Nonperforming assets to period end loans and foreclosed property	0.45	0.50	0.48	0.61

Capital ratios of bank subsidiary (at period end)
Common Equity Tier 1 Capital Ratio	11.24%	11.86%	N/A	N/A
Tier 1 Leverage Ratio	9.51	9.71	9.38	10.36
Tier 1 Risk-based Capital Ratio	11.24	11.86	11.15	11.85
Total Risk-based Capital Ratio	12.20	12.83	12.04	12.67

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

The following unaudited pro forma condensed consolidated balance sheet as of June 30, 2015 and unaudited pro forma condensed consolidated statements of income for the six months ended June 30, 2015 and the year ended December 31, 2014 have been prepared to reflect the acquisition by NCC of Reunion through the merger of Reunion with and into NBC after giving effect to the adjustments described in the notes to the unaudited pro forma condensed consolidated financial statements.

The merger will be accounted for under the acquisition method of accounting in accordance with Accounting Standards Codification Topic 805, Business Combinations (“ASC 805”). In business combination transactions in which the consideration given is not in the form of cash (that is, in the form of non-cash assets, liabilities incurred, or equity interests issued), measurement of the acquisition consideration is based on the fair value of the consideration given or the fair value of the asset (or net assets) acquired, whichever is more clearly evident and, thus, a more reliable measure. Under ASC 805, all of the assets acquired and liabilities assumed in a business combination are recognized at their fair value as of the acquisition date, while transaction costs and restructuring costs associated with the business combination are expensed as incurred. The excess of the acquisition consideration over the fair value of assets acquired and liabilities assumed, if any, is allocated to goodwill.

These selected unaudited pro forma condensed financial statements have been prepared based on an assumed transaction value of approximately $44.3 million, taking into account (i) the 1,339,264 shares of NCC common stock to be issued to holders of Reunion common stock in the merger (with an assumed value of $25.80 per share, which represents the closing price for a share of NCC common stock as reported on Nasdaq on June 30, 2015), (ii) the 208,257 shares of NCC common stock that will become issuable upon the vesting and conversion of options to purchase 286,343 shares of Reunion common stock at the effective time of the merger in accordance with the exchange ratio and other terms set forth in the merger agreement, and (iii) the $7,365,680 in cash to be paid to holders of Reunion common stock in the merger.

The unaudited pro forma condensed consolidated balance sheet has been prepared assuming that the transaction was consummated on June 30, 2015. The unaudited pro forma condensed consolidated statement of income has been prepared assuming that the transaction was consummated on January 1, 2014.

The selected unaudited pro forma condensed consolidated financial information is presented for illustrative purposes only and does not indicate either the operating results that would have occurred had the acquisition been consummated on June 30, 2015 or January 1, 2014, as the case may be, or future results of operations or financial condition. The selected unaudited pro forma condensed financial information is based upon assumptions and adjustments that NCC believes are reasonable. Only such adjustments as have been described in the accompanying footnotes have been applied in order to give effect to the proposed transaction described in this proxy statement-prospectus. Such assumptions and adjustments are subject to change as future events materialize and fair value estimates are refined.

These selected unaudited pro forma condensed financial statements should be read in conjunction with the financial statements and related notes of NCC and Reunion beginning on page F-1 of this proxy statement-prospectus. The dollar amounts in the following tables and related notes are in thousands, except share and per share data.

National Commerce Corporation and Reunion Bank of Florida

Unaudited Pro Forma Combined Condensed Balance Sheet

June 30, 2015

(amounts in thousands)

	Historical		Reunion Pro Forma Adjustments		Pro Forma Combined
	NCC	Reunion
Cash and due from banks	$17,677	$4,025	$(3,663)	g	$10,673
			(7,366)	f
Interest-bearing deposits in banks	124,716	16,256			140,972
Investment securities	42,586	36,260			78,846
Mortgage loans held-for-sale	13,750	—			13,750
Loans	970,653	221,312	(5,488)	a	1,186,477
Allowance for loan losses	(9,274)	(2,249)	2,249	a	(9,274)

Net loans	961,379	219,063	(3,239)		1,177,203
Premises and equipment, net	27,554	4,068			31,622
Accrued interest receivable	2,217	830			3,047
Other investments	5,844	—			5,844
Goodwill	29,775	—	20,950	e	50,725
Core deposit intangible, net	1,535	—	2,028	b	3,563
Bank owned life insurance	11,848	4,063			15,911
Other real estate	1,494	—			1,494
Deferred taxes	12,149	1,871	1,852	c	15,872
Other assets	4,090	220			4,310

Total assets	$1,256,614	$286,656	$10,562		$1,553,832

Noninterest-bearing demand	$246,804	$59,582	$—		$306,386
Interest-bearing demand	162,087	3,043			165,130
Savings and money market	414,720	99,616			514,336
Time	227,872	97,495			325,367

Total deposits	1,051,483	259,736	—		1,311,219

FHLB advances	22,000	—			22,000
Accrued interest payable	453	54			507
Other notes payable		—			—
Other liabilities	8,049	498			8,547

Total liabilities	1,081,985	260,288	—		1,342,273

Common stock	94	11,509	(11,509)	d	107
			13	f
Additional paid-in capital	165,674	12,824	(12,824)	d	202,591
			36,917	f
Retained earnings	724	2,705	(2,705)	d	724
Noncontrolling interest	7,527	—			7,527
Accumulated other comprehensive income	610	(670)	670	d	610

Total equity	174,629	26,368	10,562		211,559

Total liabilities and equity	$1,256,614	$286,656	$10,562		$1,553,832

Notes to Pro Forma Balance Sheet Consolidation

1.	NCC will acquire 100% of the outstanding stock of Reunion. NCC will pay 20% of the total purchase price in cash and the remainder in NCC common stock. Each share of Reunion common stock electing cash will receive $16.00 per Reunion share. Each share of Reunion common stock (excluding any shares that may be issued in connection with future option exercises) not electing cash will receive 0.7273 shares of NCC common stock. NCC will pay approximately $7,366,000 in cash and issue approximately 1,339,000 shares of NCC common stock (excluding any shares that may be issued in connection with future option exercises).

2.	Detailed below are the preliminary fair value adjustments and related pro forma adjustments assuming that the acquisition was completed on June 30, 2015. These amounts are estimates only and will be refined and based on account balances on the date on which the acquisition is completed.

a)	At the date of the acquisition, the allowance for loan losses of Reunion will be eliminated. The total allowance at June 30, 2015 was $2.2 million. NCC will analyze the loan portfolio of Reunion and record the purchased loans at fair value. The portion of this adjustment related to credit will be recorded as non-accretable difference, and the portion related to interest rates and other factors will be recorded as accretable yield. Based on preliminary estimates from diligence performed, the total fair value adjustments yield a total discount of $5.5 million, with $3.4 million assigned to loans with evidence of credit deterioration. The book value of these loans at June 30, 2015 is approximately $9.1 million and will be accounted for as purchase credit impaired loans. These loans were identified during diligence after reviewing current risk ratings, payment history, past due status, loan to collateral values, guarantors, debt service coverage ratios, credit scores and other relevant data to support a decline in credit quality since the date of origination.

b)	Based on deposit balances at June 30, 2015, NCC expects to record a core deposit intangible asset of approximately $2.0 million. The recorded intangible will be amortized over seven years using an accelerated method of amortization. The actual amount recorded will vary based on actual deposit balances at the date on which the acquisition is completed.

c)	This is an estimate of the deferred tax asset recognized as a result of the purchase accounting entries and related fair value adjustments.

d)	Entry to eliminate the equity of Reunion.

e)	Based on current estimates of fair value on the June 30, 2015 balance sheet of Reunion, NCC would record approximately $21.0 million of goodwill. A preliminary calculation is shown in the following table:

Purchase Price	$44,297

Equity of Reunion at June 30, 2015	26,368
Core deposit intangible asset	2,028
Merger-related expenses paid by Reunion	(3,663)
Eliminate allowance for loan losses	2,249
Adjust loans to fair value	(5,488)
Deferred tax asset	1,852

Adjusted equity of Reunion	23,346

Goodwill	$20,951

f)	Entry to record the purchase price, cash paid and NCC common stock issued to Reunion shareholders.

NCC shares issued	$13
Cash paid to Reunion shareholders	7,366
Assumed stock options	2,378
Additonal paid-in capital on shares	34,540

Purchase Price	$44,297

g)	Entry to reflect estimated closing costs associated with the transaction paid by Reunion prior to or at closing. This total includes estimated costs for legal, accounting and other costs totaling $1.1 million and payments related to employment contracts and deferred compensation plans of certain Reunion employees totaling $2.6 million.

The following unaudited pro forma combined condensed statement of income combines the consolidated historical income statements of NCC and Reunion assuming that the companies had been combined as of January 1, 2014 on a purchase accounting basis.

National Commerce Corporation and Reunion Bank of Florida

Unaudited Pro Forma Combined Condensed Statement of Income

For the Six Months Ended June 30, 2015

(amounts in thousands, except share and per share data)

	Historical		Reunion Pro Forma Adjustments		Pro Forma Combined
	NCC	Reunion
Interest on and dividends on securities	$681	$370	$—		$1,051
Interest and fees on loans	24,018	5,211	317	a	29,546
Interest on federal funds sold and other investments	208	12	—		220

Total interest income	24,907	5,593	317		30,817
Interest on deposits	1,879	846	—		2,725
Interest on borrowed money	219	1	—		220

Total interest expense	2,098	847	—		2,945
Net interest income	22,809	4,746	317		27,872
Provision for loan losses	281	195	—		476

Net interest income after provision for loan losses	22,528	4,551	317		27,396
Total noninterest income	3,970	328	—		4,298
Total noninterest expenses	18,906	3,445	191	b	22,542

Income before income taxes	7,592	1,434	126		9,152
Provision for income taxes	2,356	484	48	c	2,888

Net income before minority interest	5,236	950	78		6,264
Net income attributable to minority interest	1,059	—	—		1,059

Net income to common shareholders	$4,177	$950	$78		$5,205

PER COMMON SHARE
Net Income Basic	$0.49	$0.41	$0.06		$0.53
Net Income Diluted	$0.48	$0.41	$0.06		$0.52
Average Diluted Shares Outstanding, Basic	8,574,900	2,301,773	1,339,264		9,914,164
Average Diluted Shares Outstanding, Diluted	8,687,986	2,332,456	1,361,579		10,049,565

Notes to Pro Forma Unaudited Income Statement Consolidations for the Six Months Ended June 30, 2015

1.	The pro forma income statement assumes that the merger of NCC and Reunion occurred at the beginning of the earliest period presented and purchase accounting marks applied to the Reunion balance sheet as of January 1, 2014.

2.	The following adjustments were made to the historical income statements to reflect the purchase accounting entry and related fair value adjustments.

a.	Entry to record the accretable yield recognized during the period. The accretable portion of the recorded discount will be accreted using an effective yield method.

b.	Entry to record the core deposit amortization during the period. The core deposit intangible will be amortized over seven years using an accelerated method.

c.	Entry to record tax effect of the pro forma adjustments assuming a tax rate of 38%.

The following unaudited pro forma combined condensed statement of income combines the consolidated historical income statements of NCC and Reunion assuming that the companies had been combined as of January 1, 2014 on a purchase accounting basis.

National Commerce Corporation and Reunion Bank of Florida

Unaudited Pro Forma Combined Condensed Statement of Income

For the Year Ended December 31, 2014

(amounts in thousands, except share and per share data)

	Historical				CBI Pro Forma Adjustments(1)		United Pro Forma Adjustments(2)		Reunion Pro Forma Adjustments(3)		Pro Forma Combined
	NCC	CBI(1)	United(2)	Reunion(3)
Interest on and dividends on securities	$1,347	$—	$921	$1,045	$—		$—		$—		$3,313
Interest and fees on loans	29,812	7,737	6,951	9,797	—		283	c	317	f	54,897
Interest on federal funds sold and other investments	183	—	44	24	—		—		—		251

Total interest income	31,342	7,737	7,916	10,866	—		283		317		58,461
Interest on deposits	2,427	—	825	1,826	—		—		—		5,078
Interest on borrowed money	442	1,197	31	4	—		—		—		1,674

Total interest expense	2,869	1,197	856	1,830	—		—		—		6,752
Net interest income	28,473	6,540	7,060	9,036	—		283		317		51,709
Provision for loan losses	978	241	370	578	—		—		—		2,167

Net interest income after provision for loan losses	27,495	6,299	6,690	8,458	—		283		317		49,542
Total noninterest income	5,032	—	594	527	—		—		—		6,153
Total noninterest expenses	23,453	3,690	6,516	6,707	—		374	d	446	g	41,186

Income before income taxes	9,074	2,609	768	2,278	—		(91)		(129)		14,509
Provision for income taxes	3,159	—	291	691	694	a	(35)	e	(49)	h	4,751

Net income before minority interest	5,915	2,609	477	1,587	(694)		(56)		(80)		9,758
Net income attributable to minority interest	512	—	—	—	783	b	—		—		1,295

Net income to common shareholders	$5,403	$2,609	$477	$1,587	$(1,477)		$(56)		$(80)		$8,463

PER COMMON SHARE
Net Income Basic	$0.92	N/A	$0.02	$0.69	N/A		$(0.03)		$(0.06)		$0.94
Net Income Diluted	$0.91	N/A	$0.02	$0.69	N/A		$(0.03)		$(0.06)		$0.93
Average Diluted Shares Outstanding, Basic	5,888,862	N/A	30,251,341	2,301,773	N/A		1,748,346		1,339,264		8,976,472
Average Diluted Shares Outstanding, Diluted	5,960,199	N/A	30,251,341	2,314,921	N/A		1,748,346		1,348,826		9,057,371

Notes to Pro Forma Unaudited Income Statement Consolidations for the Year Ended December 31, 2014

During 2014, NCC acquired a 70% equity interest in CBI, a transaction-based finance company, and United Group Banking Company of Florida, Inc., a bank holding company based in Longwood, Florida (“United”).

1.	The pro forma income statement assumes that the acquisition of CBI occurred at the beginning of the earliest period presented and purchase accounting marks applied to the CBI balance sheet as of January 1, 2014.

The amounts under the historical column for the year ended December 31, 2014 for CBI are CBI’s results of operations from January 1, 2014 through August 29, 2014, the date of NCC’s acquisition of CBI. The results of CBI from the acquisition date through December 31, 2014 are included in the NCC historical column.

a.	Entry to record the related taxes of CBI earnings and pro forma adjustments. CBI is a pass-through entity and records no federal or state income tax expense.

b.	Entry to record the noncontrolling interest in earnings of CBI.

2.	The pro forma income statement assumes that the merger of NCC and United occurred at the beginning of the earliest period presented and purchase accounting marks applied to the United balance sheet as of January 1, 2014.

The amounts under the historical column for the year ended December 31, 2014 for United are United’s results of operations from January 1, 2014 through December 15, 2014, the date of NCC’s acquisition of United. The pro forma presentation excludes approximately $1.4 million in merger-related expenses paid by United during the fourth quarter of 2014. The results of United from the acquisition date through December 31, 2014 are included in the NCC historical column.

c.	Entry to record the accretable yield recognized during the period. The accretable portion of the recorded discount will be accreted using an effective yield method.

d.	Entry to record the core deposit amortization during the period. The core deposit intangible will be amortized over seven years using an accelerated method.

e.	Entry to record tax effect of the pro forma adjustments assuming a tax rate of 38%.

3.	The pro forma income statement assumes that the merger of NCC and Reunion occurred at the beginning of the earliest period presented and purchase accounting marks applied to the United balance sheet as of January 1, 2014.

f.	Entry to record the accretable yield recognized during the period. The accretable portion of the recorded discount will be accreted using an effective yield method.

g.	Entry to record the core deposit amortization during the period. The core deposit intangible will be amortized over seven years using an accelerated method.

h.	Entry to record tax effect of the pro forma adjustments assuming a tax rate of 38%.

HISTORICAL AND PRO FORMA PER SHARE DATA FOR NCC AND REUNION

The table below shows the book value, dividends and earnings per share for NCC and Reunion on a historical and a pro forma combined basis. The pro forma data was derived by combining historical financial information of NCC and Reunion using the acquisition method of accounting for business combinations.

The information in the table below should be read in conjunction with NCC’s and Reunion’s respective historical financial statements and related notes, as well as financial data included elsewhere in this proxy statement-prospectus. See “Index to Financial Statements” on page F-1 of this proxy statement-prospectus.

The pro forma combined information assumes that 460,355 shares of Reunion common stock (representing approximately 20% of the merger consideration to be paid) are exchanged for cash, as provided in the merger agreement. Additionally, the pro forma combined information for 2014 includes adjustments for the acquisition of CBI and the merger of NCC and United.

	At or For the Six Months Ended June 30, 2015	At or For the Year Ended December 31, 2014
Book Value Per Share
NCC	$18.50	$18.05
Reunion	$11.46	$11.27
Pro forma combined	$19.63	$19.22
Reunion merger equivalent*	$8.33	$8.19
Dividends declared per share
NCC	$—	$—
Reunion	$—	$—
Pro forma combined	$—	$—
Reunion merger equivalent*	$—	$—
Basic earnings per share
NCC	$0.49	$0.92
Reunion	$0.41	$0.69
Pro forma combined	$0.53	$0.94
Reunion merger equivalent*	$0.30	$0.50
Diluted earnings per share
NCC	$0.48	$0.91
Reunion	$0.41	$0.69
Pro forma combined	$0.52	$0.93
Reunion merger equivalent*	$0.30	$0.50

*	Calculated by multiplying the pro forma combined information by the exchange ratio of 0.7273.

RISK FACTORS

In addition to the other information included in this proxy statement-prospectus, you should carefully consider the matters described below in determining whether to authorize, approve and adopt the merger agreement. The following is a discussion of the most significant factors that make an investment in NCC’s common stock speculative or risky, but does not purport to present an exhaustive description of such risks. Unless a contrary meaning is clearly indicated, “we,” “us,” “our,” and similar pronouns used in this section refer to the NCC common stock and NCC’s banking business, which is conducted exclusively through its wholly owned subsidiary, NBC.

Risks Relating to the Merger

The merger consideration is fixed despite any changes in NCC’s or Reunion’s book value or stock prices.

Subject to the allocation and proration procedures described elsewhere in this proxy statement-prospectus, if the merger is completed, Reunion stockholders will have the opportunity to elect to receive, for each of their shares of Reunion common stock, either (i) 0.7273 shares of NCC common stock, or (ii) $16.00 in cash, without interest. The market values of the NCC common stock to be received and that of the Reunion common stock that you currently own may vary between the date of this proxy statement-prospectus, the date of the special meeting and the closing of the merger. Such variations may result from changes in the respective companies’ business, operations or prospects, regulatory considerations, general market and economic conditions or other factors. Despite any such variations, the merger consideration that Reunion’s stockholders are entitled to receive will not change.

Reunion stockholders may not receive the form of merger consideration that they elect.

The form of merger consideration that you will receive will depend in part on the elections made by other Reunion stockholders. In the merger, approximately 80%, or 1,841,418 shares, of the outstanding Reunion common stock will be converted into the right to receive NCC common stock, and approximately 20%, or 460,355 shares, of the outstanding Reunion common stock will be converted into the right to receive cash. If Reunion stockholders elect to receive more of one form of consideration than is available, the available amount will be prorated among the Reunion stockholders electing to receive that form of consideration according to an equitable procedure to be mutually selected by NCC and Reunion, and those Reunion stockholders will receive the other form of consideration for the balance of their shares of Reunion common stock. Accordingly, you may receive a form of merger consideration that differs from your election. See “The Merger Agreement – Proration Procedures” for a more detailed discussion of allocation procedures under the merger agreement.

Because there is no public market for Reunion’s common stock, it is difficult to determine the fair value of Reunion’s common stock relative to the shares of NCC common stock to be received in the merger.

The outstanding shares of Reunion’s common stock are privately held and are not traded in any public market. This lack of a public market makes it difficult to determine the fair value of such stock, and, accordingly, the relative value of Reunion’s common stock as compared to NCC’s common stock. Reunion’s board of directors did obtain a fairness opinion from its financial advisor; however, because there is no public market for Reunion’s common stock, such opinion may not be indicative of the true fair value of the shares of Reunion’s common stock.

The fairness opinion obtained by Reunion will not be updated before the closing of the merger.

The fairness opinion obtained by Reunion is dated July 7, 2015, which is the date on which the merger agreement was signed, and speaks only as of that date. The financial, market and economic conditions and assumptions that supported the opinion may change prior to the closing of the merger, and, although a condition to the closing of the merger is that the fairness opinion have not been withdrawn, Monroe is not required to update its fairness opinion to take into account such potential changes. For example, the exchange ratio for the merger consideration is fixed, so changes in the market price of NCC’s common stock could result in the ultimate value of the merger consideration differing from the value assumed in the fairness opinion to such an extent that an updated opinion could not be supported. To the knowledge of NCC and Reunion, there have been no material changes in NCC’s or Reunion’s operations or performance, or in any of the projections or assumptions upon which Monroe based its opinion as to the fairness of the merger consideration to the stockholders of Reunion from a financial point of view. Please refer to the section entitled “Proposal No. 1 – The Merger; Opinion of Reunion’s Financial Advisor” for more information. The fairness opinion is attached as Appendix C to this proxy statement-prospectus.

Combining NBC and Reunion may be more difficult, costly or time-consuming than expected.

NBC and Reunion have operated, and, until the completion of the merger, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees, a disruption of ongoing business, or inconsistencies in the banks’ standards, procedures and policies that would adversely affect the ability of the combined bank to maintain relationships with customers and employees or to achieve the anticipated benefits of the merger. If difficulties arise with respect to the integration process, the economic benefits expected to result from the merger might not occur. As with any merger of financial institutions, there also may be business disruptions that cause the combined bank to lose customers or cause customers to move their business to other financial institutions.

NBC and Reunion will be subject to business uncertainties while the merger is pending, which could adversely affect the banks’ respective businesses.

Uncertainty about the effect of the merger on employees and customers may have an adverse effect on NBC and Reunion and consequently on the business and stock price of NCC after the merger. Although the banks intend to take steps to reduce any adverse effects, these uncertainties may impair their ability to attract, retain and motivate key personnel until the merger is consummated and for a period of time thereafter, and could cause customers and others who do business with the banks to change their existing business relationships. Employee retention could be particularly challenging during the merger, as employees may experience uncertainty about their roles in the combined bank following the merger. A departure of key employees due to the perceived uncertainty and difficulty of integration or a desire not to remain with the combined bank could adversely affect NCC’s business and the market price of its common stock.

Regulatory approval from the OCC may not be received, may take longer than expected or may impose conditions that are not presently anticipated.

The merger must be approved by the OCC. The OCC will consider, among other factors, the competitive impact of the merger, the financial and managerial resources of the parties and the convenience and needs of the communities to be served. As part of that consideration, NBC and Reunion expect that the OCC will review the respective banks’ capital position, safety and soundness, legal and regulatory compliance and performance under the Community Reinvestment Act (“CRA”). As of the date of this proxy statement-prospectus, the parties have applied for and are awaiting the OCC’s approval of the merger. There can be no assurance as to whether the OCC will approve the merger, the timing of such approval, whether any conditions will be imposed in connection with such approval, or whether such approval will be later modified, suspended or revoked.

The merger agreement limits Reunion’s ability to pursue alternatives to the merger.

The merger agreement contains provisions that limit Reunion’s ability to discuss competing third-party proposals to acquire all or a significant part of Reunion. In addition, Reunion has agreed to pay NCC a fee of $1,250,000 if the transaction is terminated because Reunion decides to pursue another acquisition transaction, among other things. These provisions might discourage a potential competing acquirer that might have an interest in acquiring all or a significant part of Reunion from considering or proposing that acquisition, even if it were prepared to pay consideration with a higher per-share price than that proposed in the merger, or might result in a potential competing acquirer proposing to pay a lower per-share price to acquire Reunion than it might otherwise have proposed to pay.

Certain directors and executive officers of Reunion have interests in the merger other than their interests as stockholders.

Certain directors and executive officers of Reunion have interests in the merger other than their interests as stockholders. Reunion’s board of directors was aware of these interests at the time that it approved the merger. These interests may cause Reunion’s directors and executive officers to view the merger proposal differently than you may view it. See “The Merger Agreement – Interests of Certain Persons in the Merger” for additional information.

Reunion stockholders will experience a reduction in their respective percentage ownership interests and effective voting power through their stock ownership in NCC relative to their percentage ownership interest and voting power in Reunion prior to the merger.

If the merger is consummated, and assuming the issuance of the maximum number of shares of NCC common stock issuable under the terms of the merger agreement, current Reunion stockholders would own approximately 14.1% of NCC’s issued and outstanding common stock, based on the number of shares of NCC’s common stock outstanding as of September 11, 2015. Accordingly, even if former stockholders of Reunion were to vote as a group, such a group could still be outvoted by NCC’s other stockholders.

Risks Relating to the Business of NCC and the Combined Bank

NBC’s business is concentrated in, and largely dependent upon, the continued growth and welfare of the general geographic markets in which it operates.

NBC’s commercial banking operations are concentrated in Alabama and central Florida. As of June 30, 2015, approximately 86.9% of NBC’s total loans were to borrowers located in Alabama and Florida. As a result, NBC’s financial condition and results of operations and cash flows are affected by changes in the economic conditions of those states or the regions of which they are a part. NBC’s success depends to a significant extent upon the business activity, population, income levels, deposits, and real estate activity in these markets. Although NBC’s customers’ business and financial interests may extend well beyond these market areas, adverse conditions that affect these market areas could reduce NBC’s growth rate, affect the ability of its customers to repay their loans, affect the value of collateral underlying loans, impact NBC’s ability to attract deposits, and generally affect NBC’s financial condition and results of operations. Because of its geographic concentration, NBC may be less able than other regional or national financial institutions to diversify its credit risks across multiple markets.

A return of recessionary conditions could result in increases in NBC’s level of nonperforming loans and/or reduced demand for its products and services, which could have an adverse effect on its results of operations.

Economic recession or other economic problems, including those affecting NBC’s markets and regions, but also those affecting the United States or world economies, could have a material adverse impact on the demand for banking products and services. Since the conclusion of the last recession, economic growth has been slow and uneven. If economic conditions deteriorate, or if there are negative developments affecting the domestic and international credit markets, the value of the loans and investments made by banks may be harmed, which in turn would have an adverse effect on NBC’s financial performance and condition, as it would for other banks. In addition, although deteriorating market conditions could adversely affect NBC’s financial condition, results of operations, and cash flows, there can be no assurance that NBC would benefit from any market growth or favorable economic conditions, either in its primary market areas or nationally, even if they do occur.

Difficult conditions in the market for financial products and services may materially and adversely affect NBC’s business and results of operations.

Dramatic declines in the housing market during recent years, along with increasing foreclosures and unemployment, resulted in significant write-downs of asset values by financial institutions, including government-sponsored entities and major commercial and investment banks. These write-downs, initially of mortgage-backed securities but spreading to credit default swaps and other derivative securities, caused many financial institutions to seek additional capital, to merge with larger and stronger institutions, and, in some cases, to fail. This market turmoil and tightening of credit led to an increased level of commercial and consumer delinquencies, lack of consumer confidence, increased market volatility, and widespread reduction of business activity generally. Although conditions have improved, a return of these trends could have a material adverse effect on NBC’s business and operations. Negative market developments may affect consumer confidence levels and may cause adverse changes in payment patterns, causing increases in delinquencies and default rates, which may impact NBC’s charge-offs and provisions for loan and credit losses. Economic deterioration that affects household and/or corporate incomes could also result in reduced demand for credit or fee-based products and services. These conditions would have adverse effects on NBC and others in the financial services industry.

NBC’s small to medium-sized business and entrepreneurial customers may have fewer financial resources than larger entities to weather a downturn in the economy, which may impair a borrower’s ability to repay a loan, and such impairment could adversely affect NBC’s financial condition and results of operations.

NBC focuses its business development and marketing strategy primarily to serve the banking and financial services needs of small to medium-sized businesses and entrepreneurs. These small to medium-sized businesses and entrepreneurs may have fewer financial resources in terms of capital or borrowing capacity than larger entities. If economic conditions negatively impact the Alabama and central Florida markets generally, and small to medium-sized businesses are adversely affected, NBC’s financial condition and results of operations may be negatively affected.

NCC’s financial performance will be negatively impacted if it is unable to execute its growth strategy.

NCC’s current growth strategy is to grow organically and supplement that growth with select acquisitions. The company’s ability to grow organically depends primarily on NBC’s ability to generate loans and deposits of acceptable risk and expense, and NCC may not be successful in continuing this organic growth. NCC’s ability to identify appropriate markets for expansion, recruit and retain qualified personnel, and fund growth at a reasonable cost depends upon prevailing economic conditions, maintenance of sufficient capital, competitive factors, and changes in banking laws, among other factors. Conversely, if the company grows too quickly and is unable to control costs and maintain asset quality, such growth, whether organic or through select acquisitions, could materially and adversely affect the company’s financial condition and results of operations.

External economic factors, such as changes in monetary policy and inflation and deflation, may have an adverse effect on NBC’s business, financial condition and results of operations.

NBC’s financial condition and results of operations are affected by credit policies of monetary authorities, particularly the Federal Reserve. Actions by monetary and fiscal authorities, including the Federal Reserve, could lead to inflation, deflation, or other economic phenomena that could adversely affect NBC’s financial performance. The primary impact of inflation on NBC’s operations most likely will be reflected in increased operating costs. Conversely, deflation generally will tend to erode collateral values and diminish loan quality. Virtually all of NBC’s assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on NBC’s performance than general levels of inflation or deflation. Interest rates do not necessarily move in the same direction or by the same magnitude as the prices of goods and services.

NBC’s profitability is vulnerable to interest rate fluctuations.

NBC’s profitability depends substantially upon its net interest income. Net interest income is the difference between the interest earned on assets (such as loans and securities held in NBC’s investment portfolio) and the interest paid for liabilities (such as interest paid on savings and money market accounts and time deposits).

Income associated with interest-earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by fluctuations in interest rates. The magnitude and duration of changes in interest rates are events over which NBC has no control, and such changes may have an adverse effect on NBC’s net interest income. Prepayment and early withdrawal levels, which are also impacted by changes in interest rates, can significantly affect NBC’s assets and liabilities. For example, an increase in interest rates could, among other things, reduce the demand for loans and decrease loan repayment rates. Such an increase could also adversely affect the ability of NBC’s floating-rate borrowers to meet their higher payment obligations, which could in turn lead to an increase in non-performing assets and net charge-offs. Conversely, a decrease in the general level of interest rates could affect NBC by, among other things, leading to greater competition for deposits and incentivizing borrowers to prepay or refinance their loans more quickly or frequently than they otherwise would. The primary tool that management uses to measure interest rate risk is a simulation model that evaluates the impact of varying levels of prevailing interest rates and the impact on net interest income and the economic value of equity. As of June 30, 2015, this simulation analysis indicated that if prevailing interest rates immediately decreased by 300 basis points, NBC would expect net interest income to decrease by approximately $4.2 million, or 9.0%, over the next 12 months, and a decline in the economic value of equity of $19.8 million, or 11.2%. NBC believes that this is unlikely based on current interest rate levels. Conversely, if prevailing interest rates immediately increased by 300 basis points, NBC would expect net interest income to increase by approximately $8.3 million, or 17.7%, over the next 12 months, and an increase in the economic value of equity of $8.8 million, or 5.0%. However, fluctuations in interest rates affect different classes of income-earning assets differently, and there can be no assurance as to the actual effect on NBC’s results of operations should such an increase or decrease occur.

Generally, the interest rates on NBC’s interest-earning assets and interest-bearing liabilities do not change at the same rate, to the same extent or on the same basis. Even assets and liabilities with similar maturities or re-pricing periods may react in different degrees to changes in market interest rates. Interest rates on certain types of assets and liabilities may fluctuate in advance of changes in general market interest rates, while interest rates on other types of assets and liabilities may lag behind changes in general market rates. Certain assets, such as fixed and adjustable rate mortgage loans, have features that limit changes in interest rates on a short-term basis and over the life of the asset. Changes in interest rates could materially and adversely affect NBC’s financial condition and results of operations.

Market interest rates for loans, investments, and deposits are highly sensitive to many factors beyond NBC’s control.

Generally, interest rate spreads (the difference between interest rates earned on assets and interest rates paid on liabilities) have narrowed in recent years as a result of changing market conditions, policies of various government and regulatory authorities, and competitive pricing pressures, and NBC cannot predict whether these rate spreads will narrow even further. This narrowing of interest rate spreads could adversely affect NBC’s financial condition and results of operations. In addition, NBC cannot predict whether interest rates will continue to remain at present levels. Changes in interest rates may cause significant changes, up or down, in NBC’s net interest income.

NBC attempts to minimize the adverse effects of changes in interest rates by structuring its asset-liability composition in order to obtain the maximum spread between interest income and interest expense. However, there can be no assurance that NBC will be successful in minimizing the adverse effects of changes in interest rates. Depending on its portfolio of loans and investments, NBC’s financial condition and results of operations may be adversely affected by changes in interest rates.

NBC could suffer losses from a decline in the credit quality of the assets that it holds.

NBC could sustain losses if borrowers, guarantors, and related parties fail to perform in accordance with the terms of their loans. NBC has adopted underwriting and credit monitoring procedures and policies that management believes are appropriate to minimize this risk, including the establishment and review of the allowance for credit losses, periodic assessment of the likelihood of nonperformance, tracking loan performance, and diversifying the bank’s credit portfolio. These policies and procedures, however, may not prevent unexpected losses that could materially adversely affect NBC’s financial condition and results of operations. In particular, NBC faces credit quality risks presented by past, current, and potential economic and real estate market conditions.

A significant portion of NBC’s loan portfolio is secured by real estate, and events that negatively impact the real estate market could negatively impact NBC’s business.

A significant portion of NBC’s loan portfolio is secured by either residential or commercial real estate. As of June 30, 2015, NBC had approximately $246.7 million in residential real estate loans and $363.8 million in commercial real estate loans outstanding, representing approximately 25.4% and 37.5%, respectively, of NBC’s total loans outstanding on that date.

There are significant risks associated with real estate-based lending. Real estate collateral may deteriorate in value during the time that credit is extended, in which case the bank might not be able to sell such collateral for an amount necessary to satisfy a defaulting borrower’s obligation. In that event, there could be a material adverse effect on NBC’s financial condition and results of operations. Additionally, commercial real estate loans are subject to unique risks. These types of loans are often viewed as having more risks than residential real estate or other consumer loans, primarily because relatively large amounts are loans to a relatively small number of borrowers. Thus, the deterioration of even a small number of these loans could cause a significant increase in the loan loss allowance or loan charge-offs, which in turn could have a material adverse effect on NBC’s financial condition and results of operations. Furthermore, commercial real estate loans depend on cash flows from the property securing the debt. Cash flows may be affected significantly by general economic conditions, and a downturn in a local economy in one of NBC’s markets or in occupancy rates where a property is located could increase the likelihood of default.

The foregoing risks are enhanced as a result of the limited geographic scope of NBC’s principal markets. Most of the real estate securing NBC’s loans is located in Alabama and central Florida. Because the value of this collateral depends upon local real estate market conditions and is affected by, among other things, neighborhood characteristics, real estate tax rates, the cost of operating the properties, and local governmental regulation, adverse changes in any of these factors in Alabama or central Florida could cause a decline in the value of the collateral securing a significant portion of NBC’s loan portfolio. Further, the concentration of real estate collateral in these two markets limits NBC’s ability to diversify the risk of such occurrences.

NBC’s allowance for loan losses may not be adequate to cover actual loan losses, which may require NBC to take a charge to earnings and adversely impact its financial condition and results of operations.

NBC maintains an allowance for estimated loan losses that it believes is adequate to absorb any probable losses in its loan portfolio. Management determines the amount of the allowance based upon an analysis of general market conditions, the credit quality of the loan portfolio and the performance of NBC’s customers relative to their financial obligations to the bank. Management periodically evaluates the loan portfolio for risk grading, which can result in changes in the allowance. The amount of future losses is affected by changes in economic, operating, and other conditions, including changes in interest rates, which may be beyond the bank’s control, and such losses may exceed the allowance for estimated loan losses. Although management believes that the allowance for estimated loan losses is adequate to absorb any probable losses on existing loans that may become uncollectible, there can be no assurance that the allowance will prove sufficient to cover actual loan losses in the future. If actual losses exceed the estimate, the excess losses could adversely affect NBC’s net income and capital. Such excess could also lead to larger allowances for loan losses in future periods, which could in turn adversely affect new income and capital in those periods. If economic conditions differ substantially from the assumptions used in the estimate, or if the performance of NBC’s loan portfolio deteriorates, future losses may occur, and increases in the allowance may be necessary, either of which would have a negative effect on the bank’s financial condition and results of operations.

Additionally, federal banking regulators periodically review the adequacy of NBC’s allowance for estimated loan losses as part of their supervisory function. These agencies may require additional allowances based on their judgment of the information available at the time of their examinations. If these regulatory agencies require NBC to increase the allowance for estimated loan losses, it would have a negative effect on NBC’s financial condition and results of operations.

NBC’s use of appraisals in deciding whether to make a loan secured by real property does not ensure the value of the real property collateral.

In considering whether to make a loan secured by real property, NBC generally requires an appraisal. However, an appraisal is only an estimate of the value of the property at the time the appraisal is made. If the appraisal does not reflect the amount that may be obtained upon any sale or foreclosure of the property, the bank may not realize an amount equal to the indebtedness secured by the property.

Any expansion into new markets or new lines of business might not be successful.

As part of its ongoing strategic plan, NCC may consider expansion into new geographic markets. Such expansion might take the form of the establishment of de novo branches by an existing banking subsidiary or the acquisition of existing banks or bank branches. There are considerable costs associated with opening new branches, and new branches generally do not generate sufficient revenues to offset costs until they have been in operation for some time. Additionally, NCC may consider expansion into new lines of business through the acquisition of third parties or organic growth and development. There are substantial risks associated with such efforts, including risks that (i) revenues from such activities might not be sufficient to offset the development, compliance, and other implementation costs, (ii) competing products and services and shifting market preferences might affect the profitability of such activities, and (iii) the company’s internal controls might be inadequate to manage the risks associated with new activities. Furthermore, it is possible that the company’s unfamiliarity with new markets or lines of business might adversely affect the success of such actions. If any such expansions into new geographic or product markets are not successful, there could be an adverse effect on NCC’s financial condition and results of operations.

Acquisitions may disrupt NCC’s business and dilute stockholder value, and integrating acquired companies may be more difficult, costly, or time-consuming than expected.

NCC’s business strategy focuses on both organic growth and growth through acquisitions of financial institutions located in the southeastern United States. NCC’s pursuit of acquisitions may disrupt its business, and common stock issued by NCC as merger consideration may have the effect of diluting the value of your investment. In addition, NCC may fail to realize some or all of the anticipated benefits of completed acquisitions, including its acquisition of a controlling interest in CBI and its acquisition of United in the third and fourth quarters of 2014, respectively. NCC anticipates that the continued integration process for CBI, United and other businesses that it may acquire in the future will be a time-consuming and expensive process, even if the integration process is effectively planned and implemented.

In addition, NCC’s acquisition activities could be material to its business and involve a number of significant risks, including the following:

•	incurring time and expense associated with identifying and evaluating potential acquisitions and negotiating potential transactions, resulting in management’s attention being diverted from the operation of NCC’s existing business;

•	using inaccurate estimates and judgments to evaluate credit, operations, management, and market risks with respect to the target company or the assets and liabilities that NCC seeks to acquire;

•	exposure to potential asset quality issues of the target company;

•	intense competition from other banking organizations and other potential acquirers, many of which have substantially greater resources than NCC;

•	potential exposure to unknown or contingent liabilities of banks and businesses that NCC acquires, including, without limitation, liabilities for regulatory and compliance issues;

•	inability to realize the expected revenue increases, cost savings, increases in geographic or product presence, and other projected benefits of the acquisition;

•	incurring time and expense required to integrate the operations and personnel of the combined businesses;

•	inconsistencies in standards, procedures, and policies that would adversely affect NCC’s ability to maintain relationships with customers and employees;

•	experiencing higher operating expenses relative to operating income from the new operations;

•	creating an adverse short-term effect on NCC’s results of operations;

•	losing key employees and customers;

•	significant problems relating to the conversion of the financial and customer data of the entity;

•	integration of acquired customers into NCC’s financial and customer product systems;

•	potential changes in banking or tax laws or regulations that may affect the target company; or

•	risks of impairment to goodwill or other-than-temporary impairment of investment securities.

If difficulties arise with respect to the integration process, the economic benefits expected to result from acquisitions might not occur. As with any merger of financial institutions, there also may be business disruptions that cause NCC or its subsidiaries to lose customers or cause customers to move their business to other financial institutions. Failure to successfully integrate businesses that it acquires could have an adverse effect on NCC’s profitability, return on equity, return on assets, or ability to implement its strategy, any of which in turn could have a material adverse effect on NCC’s business, financial condition, and results of operation.

NBC’s liquidity needs might adversely affect its financial condition and results of operations.

The primary sources of funds for NBC are customer deposits and loan repayments. Loan repayments are subject to the credit risks described above. In addition, deposit levels may be affected by a number of factors, including interest rates paid by competitors, general interest rate levels, returns available to customers on alternative investments, and general economic conditions. Therefore, NBC may be required to rely from time to time on secondary sources of liquidity to meet withdrawal demands or otherwise fund operations or support growth. NBC has lines of credit in place with the Federal Home Loan Bank of Atlanta and correspondent banks that management believes are adequate to meet NBC’s liquidity needs. However, there can be no assurance that these arrangements will be sufficient to meet future liquidity needs, particularly if loan demand grows faster than anticipated.

As a bank holding company, the sources of funds available to NCC are limited.

Any future constraints on liquidity at the holding company level could impair NCC’s ability to declare and pay dividends on its common stock. In some instances, notice to, or approval from, the Federal Reserve may be required prior to NCC’s declaration or payment of dividends. Further, NCC’s operations are primarily conducted by NBC, which is subject to significant regulation. Federal banking laws restrict the payment of dividends by banks to their holding companies, and NBC is subject to these restrictions in paying dividends to NCC. For example, NBC’s ability to pay dividends on its common stock to NCC without OCC approval is limited by banking laws to its retained net income available to holders of its common stock to date for the then current fiscal year, plus retained net income from the prior two fiscal years. Because NCC’s ability to receive dividends or loans from NBC is restricted, its ability to pay dividends to its own stockholders is also restricted.

Additionally, the right of a bank holding company to participate in the assets of its subsidiary bank in the event of a bank-level liquidation or reorganization is subject to the claims of the bank’s creditors, including depositors, which take priority, except to the extent that the holding company may be a creditor with a recognized claim.

NBC’s largest loan relationships currently make up a material percentage of its total loan portfolio.

As of June 30, 2015, NBC’s ten largest loan relationships totaled over $76.0 million in loan exposure, or 7.8% of NBC’s total loan portfolio. The concentration risk associated with having a small number of large loan relationships is that, if one or more of these relationships were to become delinquent or suffer default, NBC could be at serious risk of material losses. The allowance for loan losses may not be adequate to cover losses associated with any of these relationships, and any loss or increase in the allowance would negatively affect NBC’s earnings and capital. Even if the loans are collateralized, the large increase in classified assets could harm the NBC’s reputation with its regulators and inhibit its ability to execute its business plan.

Several of NBC’s large depositors have relationships with each other, which creates a higher risk that one customer’s withdrawal of its deposit could lead to a loss of other deposits from customers within the relationship, which, in turn, could force NBC to fund its business through more expensive and less stable sources.

As of June 30, 2015, NBC’s ten largest non-brokered depositors accounted for $171.1 million in deposits, or approximately 16.3% of NBC’s total deposits. Further, NBC’s non-brokered deposit account balance was $1.0 billion, or approximately 95.8% of NBC’s total deposits, as of June 30, 2015. Several of NBC’s large depositors have business, family, or other relationships with each other, which creates a risk that any one customer’s withdrawal of its deposit could lead to a loss of other deposits from customers within the relationship.

Withdrawals of deposits by any one of NBC’s largest depositors or by one of these related customer groups could force the bank to rely more heavily on borrowings and other sources of funding for its business and withdrawal demands, adversely affecting its net interest margin and results of operations. NBC may also be forced, as a result of any withdrawal of deposits, to rely more heavily on other, potentially more expensive and less stable funding sources. Consequently, the occurrence of any of these events could have a material adverse effect on NBC’s business, results of operations, financial condition, and future prospects.

Corporate Billing’s factoring services are concentrated in the transportation and automotive parts and services industry, and economic conditions or other factors negatively impacting the transportation and automotive parts and services industry could adversely affect Corporate Billing’s factoring business.

Factoring for transportation and automotive parts and services businesses constituted approximately 95% of Corporate Billing’s total factoring business as of June 30, 2015, calculated based on the gross purchases of invoices from such businesses compared to total gross purchases of factored receivables for June 2015. Given the concentration of Corporate Billing’s factoring business in the transportation and automotive parts and services industry, economic conditions or other factors that negatively impact this industry could impact Corporate Billing’s factoring revenues, as the revenues earned from purchasing invoices are directly correlated with the amount of revenue generated by factoring clients (i.e., the volume of transportation and automotive parts and services invoices that they are able to generate by providing their services). Reductions in economic activity will typically cause a decrease in the volume of goods in commerce available to be transported by Corporate Billing’s factoring clients. The operations of a large number of Corporate Billing’s factoring clients are susceptible to changing economic conditions in the energy industry. For example, fluctuations in prices of oil and diesel fuel may affect demand for transportation services, which may in turn affect the ability of such factoring clients to satisfy their obligations to Corporate Billing. Additionally, the factoring industry may not continue its historical growth, and Corporate Billing may face increased competition. A failure by Corporate Billing to compete effectively in its market could restrain its growth or cause a loss in market share. Any of these events could adversely impact the returns that Corporate Billing realizes on its factoring activity or result in a decrease in the overall amount of its factoring activity and could have an adverse effect on its financial condition and results of operations.

Additional regulations and rulemaking impacting the transportation industry may have a disproportionate impact on the small to mid-sized trucking businesses that comprise Corporate Billing’s primary transportation factoring clients and adversely affect Corporate Billing’s factoring business.

Corporate Billing’s primary transportation factoring clients are small to mid-sized owner-operators and trucking fleets. Recently implemented federal regulations, and regulations proposed to be implemented in the future, may significantly increase the costs and expenses associated with owning or operating a trucking fleet. These regulations include rulemaking proposed by the Federal Motor Carrier Safety Administration of the United States Department of Transportation (the “FMCSA”) under the “Compliance, Safety, Accountability” initiative, maximum hours of service limitations imposed by the FMCSA, electronic log requirements, regulations proposed by the federal Food and Drug Administration (the “FDA”) requiring increased labeling and monitoring by carriers of any FDA-regulated commodity, and proposed increases in the amount of combined single limit liability insurance coverage required of a carrier from $750,000 to $3.2 million. The costs and burdens of compliance with these requirements will have a disproportionate impact on the small to mid-sized trucking businesses that comprise Corporate Billing’s client base and may force some or all of these businesses out of the market. Such an occurrence could adversely impact the returns that Corporate Billing realizes on its factoring activity or result in a decrease in the overall amount of its factoring activity and could have an adverse effect on its business, financial condition, and results of operations.

NBC’s and Corporate Billing’s asset-based lending and factoring products may expose them to an increased risk of fraud.

NBC and Corporate Billing rely on the structural features embedded in their asset-based lending and factoring products to mitigate the credit risk associated with such products. With respect to asset-based loans, NBC limits its lending to a percentage of the customer’s borrowing base assets that it believes can be readily liquidated in the event of financial distress of the borrower. With respect to factoring products, Corporate Billing purchases the underlying invoices of its customers and becomes the direct payee under such invoices, thus transferring the credit risk in such transactions from its customers to the underlying account debtors on such invoices. In the event that one or more customers fraudulently represents the existence or valuation of borrowing base assets in the case of an asset-based loan, or the existence or validity of a purchased invoice in the case of a factoring transaction, NBC or Corporate Billing may advance more funds to such customers than they otherwise would and lose the benefit of the structural protections of their products with respect to such advances. In such event, they could be exposed to material additional losses with respect to such loans or factoring products. Although NBC and Corporate Billing believe that they have controls in place to monitor and detect fraud with respect to their asset-based lending and factoring products, there is no guarantee that such controls will be effective. Losses from such fraudulent activity could have a material adverse impact on their financial condition and results of operations.

NBC may not be able to adequately measure and limit the credit risk associated with its loan portfolio, which could adversely affect its profitability.

As a part of the products and services that it offers, NBC makes commercial business and real estate loans. The principal economic risk associated with each class of loans is the creditworthiness of the borrower, which is affected by the strength of the relevant business market segment, local market conditions, and general economic conditions. Additional factors related to the credit quality of commercial loans include the quality of the management of the business and the borrower’s ability both to properly evaluate changes in the supply and demand characteristics affecting the market for its products and services and to effectively respond to those changes. Additional factors related to the credit quality of commercial real estate loans include tenant vacancy rates and the quality of management of the property. A failure by NBC to effectively measure and limit the credit risk associated with its loan portfolio could have an adverse effect on its business, financial condition, and results of operations.

NBC operates in a highly competitive industry and faces significant competition from other financial institutions and financial services providers, which may decrease its growth or profits.

Consumer and commercial banking are highly competitive industries. NBC’s market areas contain not only a large number of community and regional banks, but also a significant presence of the country’s largest commercial banks. NBC competes with other state and national financial institutions, as well as savings and loan associations, savings banks, and credit unions, for deposits and loans. In addition, NBC competes with financial intermediaries, such as consumer finance companies, commercial finance companies, mortgage banking companies, insurance companies, securities firms, mutual funds, and several government agencies, as well as major retailers, all actively engaged in providing various types of loans and other financial services. Some of these competitors may have a long history of successful operations in NBC’s market areas and greater ties to local businesses and more expansive banking relationships, as well as more established depositor bases, fewer regulatory constraints, and lower cost structures than NBC does. Competitors with greater resources may possess an advantage through their ability to maintain numerous banking locations in more convenient sites, to conduct more extensive promotional and advertising campaigns, or to operate a more developed technology platform. Due to their size, many competitors may offer a broader range of products and services, as well as better pricing for certain products and services than NBC can offer. For example, in the current low interest rate environment, competitors with lower costs of capital may solicit NBC’s customers to refinance their loans with a lower interest rate. Further, increased competition among financial services companies due to the recent consolidation of certain competing financial institutions may adversely affect NBC’s ability to market its products and services. Technology has lowered barriers to entry and made it possible for banks to compete in NBC’s market areas without a retail footprint by offering competitive rates, and for non-banks to offer products and services traditionally provided by banks.

The financial services industry could become even more competitive as a result of legislative, regulatory, and technological changes and continued consolidation. Banks, securities firms, and insurance companies can merge under the umbrella of a financial holding company, which can offer virtually any type of financial service, including banking, securities underwriting, insurance (both agency and underwriting), and merchant banking.

NBC’s ability to compete successfully depends on a number of factors, including:

•	its ability to develop, maintain, and build upon long-term customer relationships based on quality service and high ethical standards;

•	its ability to attract and retain qualified employees to operate its business effectively;

•	its ability to expand its market position;

•	the scope, relevance, and pricing of products and services that it offers to meet customer needs and demands;

•	the rate at which it introduces new products and services relative to its competitors;

•	customer satisfaction with its level of service; and

•	industry and general economic trends.

Failure to perform in any of these areas could significantly weaken NBC’s competitive position, which could adversely affect its growth and profitability, which, in turn, could harm its business, financial condition, and results of operations.

As a community bank, NBC has lower lending limits and different lending risks than certain of its larger, more diversified competitors.

NBC is a community banking institution that provides banking services to the local communities in the market areas in which it operates. NBC’s ability to diversify its economic risks is limited by its own local markets and economies. NBC lends primarily to individuals and small to medium-sized businesses, which may expose it to greater lending risks than those of banks that lend to larger, better-capitalized businesses with longer operating histories. In addition, NBC’s legally mandated lending limits are lower than those of certain of its competitors that have more capital than NBC does. These lower lending limits may discourage borrowers with lending needs that exceed NBC’s limits from doing business with NBC. NBC may try to serve such borrowers by selling loan participations to other financial institutions; however, this strategy may not succeed.

NBC’s financial projections are based upon numerous assumptions about future events, and its actual financial performance may differ materially from its projections if its assumptions are inaccurate.

If the communities in which NBC operates do not grow, or if the prevailing economic conditions locally or nationally are less favorable than NBC has assumed, then NBC’s ability to reduce its non-performing loans and other real estate owned portfolios and to implement its business strategies may be adversely affected, and its actual financial performance may be materially different from its projections.

Moreover, there can be no assurance that NBC will benefit from any market growth or favorable economic conditions in its market areas even if they do occur. If NBC’s senior management team is unable to provide the effective leadership necessary to implement their strategic plan for the bank, then NBC’s actual financial performance may be materially adversely different from its projections. Additionally, to the extent that any component of NBC’s strategic plan requires regulatory approval, if NBC is unable to obtain necessary approval, it will be unable to completely implement its strategy, which may adversely affect its actual financial results. An inability by NBC to successfully implement its strategic plan could adversely affect the price of NCC’s common stock.

NCC’s and NBC’s recent acquisitions of United and CBI may make it difficult for investors to evaluate NCC’s business, financial condition, and results of operations, and also impair NCC’s ability to accurately forecast its future performance.

NBC acquired a controlling interest in CBI on August 29, 2014 and NCC completed its acquisition of United on December 15, 2014. As of June 30, 2015, the combined assets attributable to CBI and United constituted approximately 25.8% of NCC’s total consolidated assets. NCC’s and NBC’s limited history operating these businesses and the lack of combined historical financial information may not provide an adequate basis for investors to evaluate NCC’s business, financial condition, and results of operations, or to assess trends that may be affecting the acquired businesses or NCC’s business as a whole. NCC’s future operating results depend upon a number of factors, including its ability to continue to integrate these acquisitions, manage its growth, retain the respective customer bases and successfully identify and respond to emerging trends affecting its primary product lines and markets. As a result of these uncertainties, predictions about NCC’s future financial performance may not be as accurate as they would be if NCC had a longer operating history, which in turn may affect the trading price and volatility of NCC’s common stock.

Because NCC’s business success depends significantly on key management personnel, the departure of such personnel could impair operations.

NCC depends heavily upon its senior management team. The loss of the services of a member of its senior management team, or an inability to attract other experienced banking personnel, could adversely affect its business. Some of these adverse effects could include the loss of personal contacts with existing or potential customers, as well as the loss of special technical knowledge, experience, and skills of such individuals who are responsible for NCC’s operations.

NBC may be adversely affected by the lack of soundness of other financial institutions or market utilities.

NBC’s ability to engage in routine funding and other transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial institutions are interrelated as a result of trading, clearing, counterparty, or other relationships. Defaults by, or even rumors or questions about, one or more financial institutions or market utilities, or the financial services industry generally, may lead to market-wide liquidity problems and losses of depositor, creditor, and counterparty confidence, and could lead to losses or defaults by NBC or by other institutions.

NBC and Corporate Billing depend on the accuracy and completeness of information about customers and counterparties.

In deciding whether to extend credit or enter into other transactions with customers and counterparties, NBC and Corporate Billing may rely on information furnished by or on behalf of customers and counterparties, including financial statements and other financial information, as well as representations of customers and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. In deciding whether to extend credit or engage in other business transactions, NBC and Corporate Billing may rely upon its customers’ representations that their financial statements conform to GAAP and present fairly, in all material respects, the financial condition, results of operations, and cash flows of the customer. NBC and Corporate Billing may also rely on customer representations and certifications, or other audit or accountants’ reports, with respect to the business and financial condition of their clients. NBC’s and Corporate Billing’s financial condition, results of operations, financial reporting, and reputation could be negatively affected if they rely on materially misleading, false, inaccurate, or fraudulent information.

NBC is subject to environmental risk in its lending activities.

Because a significant portion of its loan portfolio is secured by real property, NBC may foreclose upon and take title to such property in the ordinary course of business. If hazardous substances are found on such property, NBC could be liable for remediation costs, as well as for personal injury and property damage. Environmental laws might require NBC to incur substantial expenses, materially reduce the property’s value, or limit NBC’s ability to use or sell the property. Although management has policies requiring environmental reviews before loans secured by real property are made and before foreclosure is commenced, it is still possible that environmental risks might not be detected and that the associated costs might have a material adverse effect on NBC’s financial condition and results of operations.

NBC continually encounters technological change and may have fewer resources than its competitors to invest in technological improvements.

The banking and financial services industries are undergoing rapid technological changes, with frequent introductions of new technology-driven products and services. In addition to enhancing the level of service provided to customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. NBC’s future success will depend, in part, upon its ability to address the needs of its customers by using technology to provide products and services that enhance customer convenience and create additional efficiencies in operations. Many of NBC’s competitors have greater resources to invest in technological improvements, and NBC may not be able to effectively implement new technology-driven products and services, which could reduce its ability to effectively compete.

NBC’s information systems may experience a failure or interruption.

NBC relies heavily on communications and information systems to conduct its business. Any failure or interruption in the operation of these systems could impair or prevent the effective operation of NBC’s customer relationship management, general ledger, deposit, lending, or other functions. While NBC has policies and procedures designed to prevent or limit the effect of a failure or interruption in the operation of its information systems, there can be no assurance that any such failures or interruptions will not occur or, if they do occur, that they will be adequately addressed. The occurrence of any failures or interruptions impacting NBC’s information systems could damage NBC’s reputation, result in a loss of customer business, and expose NBC to additional regulatory scrutiny, civil litigation, and possible financial liability, any of which could have a material adverse effect on NBC’s financial condition and results of operations.

NBC uses information technology in its operations and offers online banking services to its customers, and unauthorized access to NBC’s or its customers’ confidential or proprietary information as a result of a cyber-attack or otherwise could expose NBC to reputational harm and litigation and adversely affect its ability to attract and retain customers.

Information security risks for financial institutions have generally increased in recent years, in part because of the proliferation of new technologies, the use of the internet and telecommunications technologies to conduct financial transactions, and the increased sophistication and activities of organized crime, hackers, terrorists, activists, and other external parties. NBC is under continuous threat of loss due to hacking and cyber-attacks, especially as it continues to expand customer capabilities to utilize internet and other remote channels to transact business. NBC’s risk and exposure to these matters remains heightened because of the evolving nature and complexity of these threats from cybercriminals and hackers, its plans to continue to provide internet banking and mobile banking channels, and its plans to develop additional remote connectivity solutions to serve its customers. Therefore, the secure processing, transmission, and storage of information in connection with online banking services are critical elements of NBC’s operations. However, NBC’s network could be vulnerable to unauthorized access, computer viruses and other malware, phishing schemes, or other security failures. In addition, NBC’s customers may use personal smartphones, tablet PCs, or other mobile devices that are beyond NBC’s control systems in order to access NBC’s products and services. NBC’s technologies, systems and networks, and its customers’ devices, may become the target of cyber-attacks, electronic fraud, or information security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss, or destruction of NBC’s or its customers’ confidential, proprietary, and other information, or otherwise disrupt NBC’s or its customers’ or other third parties’ business operations. As cyber threats continue to evolve, NBC may be required to spend significant capital and other resources to protect against these threats or to alleviate or investigate problems caused by such threats. To the extent that NBC’s activities or the activities of its customers involve the processing, storage, or transmission of confidential customer information, any breaches or unauthorized access to such information could present significant regulatory costs and expose NBC to litigation and other possible liabilities. Any inability to prevent these types of security threats could also cause existing customers to lose confidence in NBC’s systems and could adversely affect NBC’s reputation and ability to generate deposits. While NBC has not experienced any material losses relating to cyber-attacks or other information security breaches to date, it may suffer such losses in the future. The occurrence of any cyber-attack or information security breach could result in potential liability to clients, reputational damage, damage to NBC’s competitive position, and the disruption of NBC’s operations, all of which could adversely affect NBC’s financial condition or results of operations.

NBC is dependent upon outside third parties for the processing and handling of its records and data.

NBC relies on software developed by third-party vendors to process various transactions. In some cases, NBC has contracted with third parties to run their proprietary software on NBC’s behalf. While NBC performs a review of controls instituted by the applicable vendors over these programs in accordance with industry standards and performs its own testing of user controls, NBC must rely on the continued maintenance of controls by these third-party vendors, including safeguards over the security of customer data. In addition, NBC maintains, or contracts with third parties to maintain, daily backups of key processing outputs in the event of a failure on the part of any of these systems. Nonetheless, NBC may incur a temporary disruption in its ability to conduct business or process transactions, or incur damage to its reputation, if the third-party vendor fails to adequately maintain internal controls or institute necessary changes to systems. Such a disruption or breach of security may have a material adverse effect on NBC’s business.

The internal controls that NBC has implemented in order to mitigate risks inherent to the business of banking might fail or be circumvented.

Management regularly reviews and updates NBC’s internal controls and procedures that are designed to manage the various risks in its business, including credit risk, operational risk, and interest rate risk. No system of controls, however well-designed and operated, can provide absolute assurance that the objectives of the system will be met. If there were a failure of such a system, or if a system were circumvented, there could be a material adverse effect on NBC’s financial condition and results of operations.

Changes in accounting standards could materially impact NCC’s and NBC’s financial statements.

From time to time, the Financial Accounting Standards Board or the SEC may change the financial accounting and reporting standards that govern the preparation of NCC’s and NBC’s financial statements. Such changes may result in new or changing accounting and reporting standards. In addition, the bodies that interpret the accounting standards (such as banking regulators or outside auditors) may change their interpretations or positions on how these standards should be applied. These changes can be hard to predict and can materially impact how NCC and NBC record and report their financial condition and results of operations. In some cases, NCC and NBC could be required to apply a new or revised standard retrospectively, or to apply an existing standard differently, also retrospectively, in each case resulting in a need to revise or restate prior period financial statements.

Adverse weather or manmade events could negatively affect NBC’s core markets or disrupt its operations, which could have an adverse effect upon its business and results of operations.

NBC’s market areas are susceptible to natural disasters, such as hurricanes, tornadoes, tropical storms, other severe weather events, and related flooding and wind damage, and manmade disasters, such as the 2010 oil spill in the Gulf of Mexico. These natural disasters could negatively impact regional economic conditions; cause a decline in the value or destruction of mortgaged properties and increase the risk of delinquencies, foreclosures, or loss on loans originated by NBC; damage NBC’s banking facilities and offices; and negatively impact NBC’s growth strategy. Such weather events could disrupt operations, result in damage to properties, and negatively affect the local economies in the markets where NBC operates. NBC cannot predict whether or to what extent damage that may be caused by future weather or manmade events will affect its operations or the economies in its current or future market areas, but such events could negatively impact economic conditions in these regions and result in a decline in local loan demand and loan originations, a decline in the value or destruction of properties securing its loans, and an increase in delinquencies, foreclosures, or loan losses. NBC’s business or results of operations may be adversely affected by these and other negative effects of natural or manmade disasters. Further, severe weather, natural disasters, acts of war or terrorism, and other external events could adversely affect NBC in a number of ways, including an increase in delinquencies, bankruptcies, or defaults that could result in a higher level of non-performing assets, net charge-offs, and provision for loan losses. Such risks could also impair the value of collateral securing loans and hurt NBC’s deposit base.

NCC and NBC may become involved from time to time in suits, legal proceedings, information-gathering requests, investigations, and proceedings by governmental and self-regulatory agencies that may lead to adverse consequences.

Many aspects of the banking business involve some risk of legal liability. NCC and NBC may at times be named or threatened to be named as defendants in lawsuits arising from NBC’s business activities (and in some cases from the activities of companies that NCC and NBC have acquired). In addition, from time to time, NCC and NBC could become the subject of governmental and self-regulatory agency information-gathering requests, reviews, investigations and proceedings, and other forms of regulatory inquiry, including by bank regulatory agencies, the SEC, and law enforcement authorities. The results of such proceedings could lead to significant civil or criminal penalties, including monetary penalties, damages, adverse judgments, settlements, fines, injunctions, restrictions on the way in which NCC and NBC conduct their business, or reputational harm.

Risks Relating to the Regulation of the Banking Industry

NCC and NBC are subject to extensive regulation in the conduct of their business, which imposes additional costs on them and adversely affects their profitability.

As a bank holding company, NCC is subject to federal regulation under the BHCA and the examination and reporting requirements of the Federal Reserve. As a national banking association, NBC is subject to federal regulation under the National Bank Act and the examination and reporting requirements of the OCC. Federal regulation of the banking industry, along with tax and accounting laws, regulations, rules, and standards, may limit NCC’s and NBC’s operations significantly and control the methods by which they conduct business. Banking regulations are primarily intended to protect depositors, deposit insurance funds, and the banking system as a whole, and not stockholders or creditors. These regulations affect lending practices, capital structure, investment practices, dividend policy, and overall growth, among other things. For example, federal and state consumer protection laws and regulations limit the manner in which NBC may offer and extend credit. In addition, the laws governing bankruptcy generally favor debtors, making it more expensive and more difficult to collect from customers who become subject to bankruptcy proceedings.

The Federal Reserve and OCC periodically conduct examinations of NCC’s and NBC’s business, including compliance with application laws and regulations. Accommodating such examinations may require management to reallocate resources that would otherwise be used in the day-to-day operations of other aspects of the bank. If, as a result of an examination, any such banking agency was to determine that the financial condition, capital resources, allowance for loan losses, asset quality, earnings prospects, management, liquidity, or other aspects of NCC’s or NBC’s operations had become unsatisfactory, or that they or their management were in violation of any law or regulation, such banking agency may take a number of different remedial actions as it deems appropriate. These actions include the power to enjoin “unsafe or unsound” practices, to require affirmative actions to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in capital, to restrict NCC’s and NBC’s growth, to assess civil monetary penalties against NCC or NBC, as well as their respective officers or directors, to remove officers and directors, and, if it is concluded that such conditions cannot be corrected or there is an imminent risk of loss to depositors, to terminate NBC’s deposit insurance. If NCC or NBC becomes subject to such a regulatory action, it could have a material adverse effect on their business, financial condition, and results of operations.

Changes in laws, government regulation, and monetary policy may have a material effect on NCC’s and NBC’s results of operations.

Financial institutions have been the subject of significant legislative and regulatory changes in recent years, including the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”), and may be the subject of further significant legislation or regulation in the future, none of which is within NCC’s or NBC’s control. New proposals for legislation continue to be introduced in the United States Congress that could further substantially increase regulation of the bank and non-bank financial services industries, impose restrictions on the operations and general ability of firms within the industry to conduct business consistent with historical practices, including in the areas of compensation, interest rates, financial product offerings, and disclosures, and have an effect on bankruptcy proceedings with respect to consumer residential real estate mortgages, among other things. Federal and state regulatory agencies also frequently adopt changes to their regulations or change the manner in which existing regulations are applied. Changes to statutes, regulations, or regulatory policies, including changes in their interpretation or implementation by regulators, could affect NCC and NBC in substantial and unpredictable ways. Such changes could, among other things, result in additional costs and lower revenues, limit the types of financial services and products that NBC may offer, ease restrictions on non-banks and thereby enhance their ability to offer competing financial services and products, increase compliance costs, and require a significant amount of resources and management’s time and attention. Failure to comply with statutes, regulations, or policies could result in sanctions by regulatory agencies, civil monetary penalties, or reputational damage, each of which could have a material adverse effect on NCC’s and NBC’s business, financial condition, and results of operations.

FDIC deposit insurance assessments may continue to materially increase in the future, which would have an adverse effect on earnings.

As a member institution of the Federal Deposit Insurance Corporation (the “FDIC”), NBC is assessed a quarterly deposit insurance premium. Failed banks nationwide have significantly depleted the insurance fund and reduced the ratio of reserves to insured deposits. The FDIC has adopted a Deposit Insurance Fund (the “DIF”), Restoration Plan, which requires the DIF to attain a 1.35% reserve ratio by September 30, 2020. As a result of this requirement, NBC could be required to pay significantly higher premiums or additional special assessments that would adversely affect its earnings, thereby reducing the availability of funds to pay dividends to NCC.

NCC and NBC are subject to certain capital requirements by regulators.

Applicable regulations require NCC and NBC to maintain specific capital standards in relation to the respective credit risks of their assets and off-balance sheet exposures. Various components of these requirements are subject to qualitative judgments by regulators. NCC and NBC maintain a “well capitalized” status under the current regulatory framework. A failure to maintain a “well capitalized” status could affect customers’ confidence, which could adversely affect NBC’s ability to do business. In addition, failure to maintain such status could also result in restrictions imposed by regulatory authorities on NCC’s or NBC’s growth and other activities. Any such effect on customers or restrictions by regulators could have a material adverse effect on NCC’s and NBC’s financial condition and results of operations.

NCC and NBC may need to raise additional capital in the future, including as a result of potential increased minimum capital thresholds established by regulators, but that capital may not be available when it is needed or may be dilutive to stockholders.

NCC and NBC are required by federal and state regulatory authorities to maintain adequate capital levels to support their respective operations. New regulations implementing minimum capital standards could require financial institutions to maintain higher minimum capital ratios and may place a greater emphasis on common equity as a component of “Tier 1 capital,” which consists generally of shareholders’ equity and qualifying preferred stock, less certain goodwill items and other intangible assets. In order to support operations and comply with regulatory standards, NCC may need to raise capital in the future, and in some cases, may be required to contribute capital to NBC. NCC’s ability to raise additional capital will depend on conditions in the capital markets at that time, which are outside of NCC’s control, on the company’s financial performance, and on a successful integration of Reunion. Accordingly, there can be no assurance that any additional needed capital will be available on favorable terms. The capital and credit markets have experienced significant volatility in recent years. In some cases, the markets have produced downward pressure on stock prices and credit availability for certain issuers without regard to those issuers’ underlying financial strength. If NCC cannot raise additional capital when needed, its financial condition and results of operations may be adversely affected, and banking regulatory authorities may subject NCC or NBC to regulatory enforcement action, including receivership. Furthermore, an issuance of additional shares of NCC common stock could dilute the economic ownership interest of NCC’s stockholders.

NBC is subject to numerous laws designed to protect consumers, including the Community Reinvestment Act and fair lending laws, and failure to comply with these laws could lead to a wide variety of sanctions.

The CRA, the Equal Credit Opportunity Act, the Fair Housing Act, and other fair lending laws and regulations impose nondiscriminatory lending requirements on financial institutions. The U.S. Department of Justice and other federal agencies are responsible for enforcing these laws and regulations. A successful regulatory challenge to an institution’s performance under the CRA or fair lending laws and regulations could result in a wide variety of sanctions, including damages and civil money penalties, injunctive relief, restrictions on mergers and acquisitions activity, restrictions on expansion, and restrictions on entering new business lines. Private parties may also have the ability to challenge an institution’s performance under fair lending laws in private class action litigation. Such actions could have a material adverse effect on NBC’s business, financial condition, results of operations, and future prospects.

NBC is subject to the Bank Secrecy Act and other anti-money laundering statutes and regulations, and any deemed deficiency by NBC with respect to these laws could result in significant liability.

The Bank Secrecy Act, the USA PATRIOT Act of 2001, and other laws and regulations require financial institutions, among other duties, to institute and maintain an effective anti-money laundering program and file suspicious activity and currency transaction reports when appropriate. In addition to other bank regulatory agencies, the federal Financial Crimes Enforcement Network of the Department of the Treasury is authorized to impose significant civil money penalties for violations of those requirements and has recently engaged in coordinated enforcement efforts with the state and federal banking regulators, as well as the U.S. Department of Justice, Consumer Financial Protection Bureau, Drug Enforcement Administration, and Internal Revenue Service. NBC is also subject to increased scrutiny of compliance with the rules enforced by the Office of Foreign Assets Control of the Department of the Treasury regarding, among other things, the prohibition of transacting business with, and the need to freeze assets of, certain persons and organizations identified as a threat to the national security, foreign policy, or economy of the United States. If NBC’s policies, procedures, and systems are deemed deficient, NBC could be subject to liability, including fines and regulatory actions, which may include restrictions on its ability to pay dividends and the necessity to obtain regulatory approvals to proceed with certain aspects of its business plan, including acquisition plans. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have serious reputational consequences for the bank. Any of these results could have a material adverse effect on NBC’s business, financial condition, results of operations, and future prospects.

Risks Related to Ownership of NCC Common Stock

The market price of NCC’s common stock may be subject to substantial fluctuations, which may make it difficult for you to sell your shares at the volumes, prices, and times desired.

The trading price of NCC’s common stock may be volatile and subject to wide price fluctuations in response to various factors, including:

•	actual or anticipated fluctuations in NCC’s operating results, financial condition, or asset quality;

•	market conditions in the broader stock market in general, or in the financial services industry in particular;

•	publication of research reports about NCC, its competitors, or the bank and non-bank financial services industries generally, or changes in, or failure to meet, securities analysts’ estimates of NCC’s financial and operating performance, or lack of research reports by industry analysts or ceasing of coverage;

•	future issuances of NCC’s common stock or other securities;

•	significant acquisitions or business combinations, strategic partnerships, joint ventures, or capital commitments by or involving NCC or its competitors;

•	additions or departures of key personnel;

•	trades of large blocks of NCC’s stock;

•	economic and political conditions or events;

•	regulatory developments; and

•	other news, announcements, or disclosures (whether by NCC or others) related to NCC or its competitors or core markets, or the bank and non-bank financial services industries.

These and other factors may cause the market price and demand for NCC’s common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of NCC’s common stock.

NCC has not historically paid dividends to its stockholders and cannot guarantee that it will pay dividends to its stockholders in the future.

The holders of NCC common stock will receive dividends if and when declared by NCC’s board of directors out of legally available funds. NCC’s board of directors has not declared a dividend on NCC common stock since the company’s inception. Any future determination relating to NCC’s dividend policy will be made at the discretion of the board of directors and will depend on a number of factors, including the company’s future earnings, capital requirements, financial condition, future prospects, regulatory restrictions, and other factors that NCC’s board of directors may deem relevant.

NCC’s principal business operations are conducted through NBC. Cash available to pay dividends to NCC’s stockholders is derived primarily, if not entirely, from dividends paid by NBC to NCC. The ability of NBC to pay dividends to NCC, as well as NCC’s ability to pay dividends to its stockholders, will continue to be subject to, and limited by, certain legal and regulatory restrictions. Further, any lenders making loans to NCC or NBC may impose financial covenants that may be more restrictive with respect to dividend payments than the regulatory requirements.

A future issuance of stock could dilute the value of NCC common stock.

NCC’s certificate of incorporation provides that NCC may issue up to 30,000,000 shares of common stock. As of September 11, 2015, 9,438,541 shares of NCC common stock were issued and outstanding. Those shares outstanding do not include the potential issuance, as of September 11, 2015, of 322,086 shares of NCC common stock subject to issuance upon exercise of outstanding stock options, 150,528 shares of NCC common stock potentially issuable pursuant to outstanding performance awards (based on projections of the earned percentages of outstanding performance awards as of such date), 117,472 additional shares of NCC common stock that were reserved for issuance under the National Commerce Corporation 2011 Equity Incentive Plan (the “Incentive Plan”) or approximately 5,804 shares potentially issuable under the National Commerce Corporation Deferral of Compensation Plan for Key Employees and Non-Employee Directors (the “Deferral Plan”). Future issuance of any new shares could cause further dilution in the value of outstanding shares of NCC common stock.

NCC’s directors and executive officers beneficially own a significant portion of the company’s outstanding common stock and have substantial influence over the company.

NCC’s directors and executive officers, as a group, beneficially owned approximately 25.5% of the outstanding shares of NCC common stock as of September 11, 2015. As a result of this level of ownership, NCC’s directors and executive officers have the ability, by taking coordinated action, to exercise significant influence over the company’s affairs and policies. The interests of NCC’s directors and executive officers may not be consistent with your interests as a stockholder. This influence may also have the effect of delaying or preventing changes of control or changes in management, or limiting the ability of NCC’s other stockholders to approve transactions that they may deem to be in the best interests of the company.

Shares of NCC common stock are not insured deposits and may lose value.

Shares of NCC common stock are not savings or deposit accounts and are not insured by the FDIC’s DIF, or any other agency or private entity. Such shares are subject to investment risk, including the possible loss of some or all of the value of your investment.

The laws that regulate NCC’s and NBC’s operations are designed for the protection of depositors and the public, not NCC’s stockholders.

The federal and state laws and regulations applicable to NCC’s and NBC’s operations give regulatory authorities extensive discretion in connection with their supervisory and enforcement responsibilities, and generally have been promulgated to protect depositors and the FDIC’s DIF and not for the purpose of protecting stockholders. These laws and regulations can materially affect the company’s future business. Laws and regulations now affecting NCC and NBC may be changed at any time, and the interpretation of such laws and regulations by bank regulatory authorities is also subject to change.

NCC has the ability to incur debt and pledge its assets, including its stock in NBC, to secure that debt.

NCC has the ability to incur debt and pledge its assets to secure that debt. Absent special and unusual circumstances, a holder of indebtedness for borrowed money has rights that are superior to those of holders of common stock. For example, interest must be paid to the lender before dividends can be paid to the stockholders, and loans must be paid off before any assets can be distributed to stockholders if NCC were to liquidate. Furthermore, NCC would have to make principal and interest payments on its indebtedness, which could reduce its profitability or result in net losses on a consolidated basis.

NCC is an emerging growth company under the JOBS Act, and the reduced disclosure requirements applicable to emerging growth companies could make NCC’s common stock less attractive to investors.

NCC is an emerging growth company under the JOBS Act, and the company is therefore permitted to, and intends to, take advantage of exemptions from certain disclosure requirements. NCC is an emerging growth company until the earliest of: (i) the last day of the fiscal year during which the company has total annual gross revenues of $1.0 billion or more; (ii) the last day of the fiscal year following the fifth anniversary of the completion of NCC’s merger with United (December 31, 2019); (iii) the date on which NCC has, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (iv) the date on which NCC is deemed a “large accelerated filer,” as defined under the federal securities laws. For so long as NCC remains an emerging growth company, the company may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in the company’s periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on certain executive compensation matters, such as “say on pay” and “say on frequency.” As a result, NCC’s stockholders may not have access to certain information that they may deem important. Although NCC intends to rely on certain of the exemptions provided in the JOBS Act, the exact implications of the JOBS Act for NCC are still subject to interpretations and guidance by the SEC and other regulatory agencies.

NCC cannot predict whether investors will find NCC common stock less attractive as a result of the company’s taking advantage of these exemptions. If some investors find NCC common stock less attractive as a result of these choices, there may be a less active trading market for NCC common stock, and NCC’s stock price may be more volatile.

The requirements of being a public company may strain NCC’s resources and distract the company’s management, which could make it difficult to manage NCC’s business, particularly after it is no longer an emerging growth company under the JOBS Act.

Since October 28, 2014, NCC has been required to comply with the regulatory and reporting requirements of the SEC. Complying with these reporting and other regulatory requirements is time consuming, results in increased costs to the company, and could have a material adverse effect on the company’s business, financial condition, and results of operations.

As a public company, NCC is subject to the requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Sarbanes-Oxley Act. These requirements may place a strain on the company’s systems and resources. The Exchange Act requires that NCC file annual, quarterly and current reports with respect to its business and financial condition. The Sarbanes-Oxley Act requires that NCC maintain effective disclosure controls and procedures and internal controls over financial reporting. To maintain and improve the effectiveness of its disclosure controls and procedures, NCC must commit significant resources and management oversight. NCC continues to implement procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. Sustaining the company’s growth also requires NCC to commit additional management, operational, and financial resources to maintain appropriate operational and financial systems to adequately support expansion. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on NCC’s business, financial condition, results of operations, and cash flows.

As an emerging growth company under the JOBS Act, NCC is permitted to, and intends to, take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in the company’s periodic reports and proxy statements.

When these exemptions cease to apply, NCC expects to incur additional expenses and to devote increased management effort toward ensuring compliance with these reporting requirements. Although NCC could remain an emerging growth company for nearly five more years, it may cease to be an emerging growth company earlier under certain circumstances. See “– NCC is an emerging growth company under the JOBS Act, and the reduced disclosure requirements applicable to emerging growth companies could make NCC’s common stock less attractive to investors.” for additional information on when NCC may cease to be an emerging growth company. NCC cannot predict or estimate the amount of additional costs that it may continue to incur as a result of being a public company or the timing of such costs.

NCC’s internal controls over financial reporting may not be effective, and the company’s independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on NCC’s business and reputation.

NCC is currently required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which require management to certify financial and other information in NCC’s quarterly and annual reports and provide an annual management report on the effectiveness of internal control over financial reporting. However, pursuant to the JOBS Act, NCC’s independent registered public accounting firm will not be required to attest to the effectiveness of NCC’s internal control over financial reporting until NCC is no longer an emerging growth company.

When evaluating its internal controls over financial reporting, NCC may identify material weaknesses that it may not be able to remediate in time to meet the applicable deadline imposed upon it for compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. In addition, if NCC fails to achieve and maintain the adequacy of its internal controls, as such standards are modified, supplemented, or amended from time to time, it may not be able to ensure that management can conclude on an ongoing basis that the company has effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. NCC cannot be certain as to the timing of completion of its evaluation, testing, and any remediation actions or the impact of the same on the company’s operations. If NCC is not able to implement the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or with adequate compliance, the company’s independent registered public accounting firm may issue an adverse opinion due to ineffective internal controls over financial reporting, and NCC may be subject to sanctions or investigations by regulatory authorities, such as the SEC. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of NCC’s financial statements. In addition, NCC may be required to incur costs in improving its internal control system and hiring additional personnel. Any such action could negatively affect NCC’s results of operations and cash flows.

NCC’s corporate governance documents, and certain corporate and banking laws applicable to NCC, could make a takeover more difficult.

Certain provisions of NCC’s certificate of incorporation and bylaws, and corporate and federal banking laws, could make it more difficult for a third party to acquire control of NCC or conduct a proxy contest, even if those events were perceived by many of NCC’s stockholders as beneficial to their interests. These provisions, and the corporate and banking laws and regulations applicable to NCC:

•	empower NCC’s board of directors, without stockholder approval, to issue preferred stock, the terms of which, including voting power, are set by the board;

•	only permit NCC’s board of directors or the chairman thereof to call a special stockholders’ meeting;

•	require at least 120 days’ advance notice of nominations for the election of directors and the presentation of stockholder proposals at meetings of stockholders; and

•	require prior regulatory application and approval of any transaction involving control of NCC.

These provisions may discourage potential acquisition proposals and could delay or prevent a change in control, including under circumstances in which NCC’s stockholders might otherwise receive a premium over the market price of NCC common stock.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS

This proxy statement-prospectus includes “forward-looking statements.” Forward-looking statements discuss future expectations, describe future plans and strategies, contain projections of results of operations or of financial condition or state other forward-looking information. Forward-looking statements are generally identifiable by the use of forward-looking terminology such as “anticipate,” “approximately,” “believe,” “continue,” “could,” “endeavor,” “estimate,” “expect,” “forecast,” “goal,” “intend,” “may,” “might,” “objective,” “outlook,” “plan,” “potential,” “predict,” “probably,” “project,” “seek,” “shall,” “should,” “target,” “will” and other similar words and expressions of future intent or the negative version thereof.

Any forward-looking statements contained in this proxy statement-prospectus are based upon historical performance and on current plans, estimates, and expectations in light of currently available information. The ability of NCC and Reunion to predict results or the actual effect of future plans or strategies is inherently uncertain. The inclusion of this forward-looking information should not be regarded as a representation by NCC, Reunion, or any other person that the future plans, estimates, or expectations contemplated herein will be achieved. Accordingly, you should not place undue reliance on any forward-looking statement. Although NCC and Reunion believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, actual results and performance could differ materially from those set forth in the forward-looking statements. Factors that could cause actual results and performance to differ from those expressed in the forward-looking statements include, but are not limited to, the following:

•	the costs of integrating NBC’s and Reunion’s operations, which may be greater than expected;

•	potential adverse effects to the businesses of NBC and Reunion during the pendency of the merger, such as employee departures;

•	an economic downturn or return of recessionary conditions, especially one affecting our core market areas;

•	difficult or unfavorable conditions in the market for financial products and services generally;

•	the susceptibility of our small to medium-sized business and entrepreneurial customers to downturns in the economy, which could impair their ability to repay their loans;

•	a failure to effectively execute our growth strategy as a result of insufficient capital, competitive factors, changes in banking laws or lack of ability to control costs;

•	interest rate fluctuations, which could have an adverse effect on our profitability;

•	external economic factors, such as changes in monetary policy and inflation or deflation, which may have an adverse impact on our financial condition;

•	losses resulting from a decline in the credit quality of the assets that we hold;

•	the occurrence of various events that negatively impact the real estate market, since a significant portion of our loan portfolio is secured by real estate;

•	inadequacies in our allowance for estimated loan losses, which could require us to take a charge to earnings and thereby adversely affect our financial condition;

•	inaccuracies or changes in the appraised value of real estate securing the loans that we originate, which could lead to losses if the real estate collateral is later foreclosed upon and sold at a price lower than the appraised value;

•	challenges arising from unsuccessful attempts to expand into new geographic markets, products, or services;

•	a lack of liquidity at the bank or holding company level resulting from decreased loan repayment rates, lower deposit balances or other factors;

•	potential restraints on the ability of NBC to pay dividends to NCC, which could limit NCC’s liquidity;

•	the loss of our largest loan and depositor relationships;

•	changes in regulations or other occurrences in the transportation and automotive parts and services industry that negatively impact our factoring business, which is concentrated in such industries;

•	the potential impact of fraud on our asset-based lending and factoring products and services;

•	an inability to adequately measure and limit the credit risk associated with our loan portfolio;

•	continued or increasing competition from other financial services providers, many of which are subject to different regulations than we are;

•	limitations on our ability to lend and to mitigate the risks associated with our lending activities as a result of our size and capital position;

•	inaccuracies in our assumptions about future events, which could result in material differences between our financial projections and actual financial performance;

•	the departure of key members or our management personnel;

•	costs arising from the environmental risks associated with making loans secured by real estate;

•	an inability to keep pace with the rate of technological advances due to a lack of resources to invest in new technologies;

•	failures or interruptions in our information technology systems;

•	unauthorized access to nonpublic personal information of our customers, which could expose us to litigation or reputational harm;

•	disruptions, security breaches or other adverse events affecting the third-party vendors who perform several of our critical processing functions;

•	a failure in the internal controls that we have implemented to address the risks inherent to the business of banking;

•	the occurrence of adverse weather or manmade events, which could negatively affect our core markets or disrupt our operations;

•	additional regulatory requirements and restrictions on our business, which could impose additional costs on us;

•	an increase in FDIC deposit insurance assessments, which could adversely affect our earnings; and

•	increased capital requirements imposed by banking regulators, which may require us to raise capital at a time when capital is not available on favorable terms or at all.

The factors identified above should not be construed as an exhaustive list of factors that could cause actual results to differ materially from those contained in the forward-looking statements and should be read in conjunction with the other cautionary statements that are included in this proxy statement-prospectus, including those discussed under the heading “Risk Factors” beginning on page 19. Furthermore, new risks and uncertainties arise from time to time, and it is impossible to predict those events or how they may affect the assertions contained in any forward-looking statements herein. The forward-looking statements made in this proxy statement-prospectus are made only as of the date of this proxy statement-prospectus. NCC and Reunion do not intend, and undertake no obligation, to publicly update or review any forward-looking statement except as required by law, whether as a result of new information, future developments, changes in assumptions or other factors affecting such statements, or otherwise.

MARKET PRICES OF AND DIVIDENDS ON NCC COMMON STOCK

NCC common stock is listed and trades on the Nasdaq Global Select Market under the symbol “NCOM.” As of September 11, 2015, there were 9,438,541 shares of NCC common stock outstanding and approximately 686 stockholders of record of NCC common stock. Prior to the listing of NCC common stock on the Nasdaq Global Select Market on March 19, 2015, shares of NCC common stock were traded only through privately negotiated transactions.

The following table shows, for the indicated periods, the high and low sale prices per share for NCC common stock as reported on Nasdaq or, for periods prior to the listing of NCC common stock on the Nasdaq Global Select Market, the high and low sale prices as known to management. For quarters in which there were no sales of NCC common stock to management’s knowledge, neither high nor low prices are given. NCC did not pay cash dividends on its common stock during the periods indicated.

	High	Low
2015
Third Quarter (through September 11, 2015)	$27.00	$21.25
Second Quarter	$29.54	$21.25
First Quarter*	$22.45	$20.51

*	Shares of NCC common stock were first publicly traded on March 19, 2015.

2014
Fourth Quarter	—	—
Third Quarter	$16.13	$15.97
Second Quarter	$15.97	$15.75
First Quarter	—	—

2013
Fourth Quarter	—	—
Third Quarter	$15.15	$15.07
Second Quarter	$15.07	$15.07
First Quarter	$14.98	$14.98

The table above does not include (i) the June 2014 exercise of warrants to purchase an aggregate of 30,000 shares of NCC common stock by two of NCC’s directors at an exercise price of $20.00 per share or (ii) 163,485 shares sold by NCC at $18.35 per share during July and August of 2014 in a private placement of NCC common stock in connection with NCC’s entry into the Vero Beach, Florida market area, which private placement was completed on August 8, 2014.

The payment of dividends by NCC and NBC is subject to certain regulations that may limit or prevent the payment of dividends in certain circumstances. See “Supervision and Regulation – Dividend Restrictions” beginning on page 194. Moreover, the payment of dividends is further subject to the discretion of the boards of directors of NCC and NBC. NCC’s board of directors has not declared a dividend since its inception and does not expect to do so in 2015. Future determinations regarding dividend policy will be made at the discretion of NCC’s board of directors based on factors that it deems relevant at that time. No assurances can be given that any dividends on NCC’s common stock will be declared in the future or, if declared, what the amount of such dividends will be or whether such dividends will continue for future periods.

MARKET PRICES OF AND DIVIDENDS ON REUNION COMMON STOCK

There is currently no established public trading market for shares of Reunion common stock. As a result, any market in Reunion common stock prior to the merger should be characterized as illiquid and irregular. As of September 11, 2015, Reunion had approximately 300 stockholders of record. The last known privately negotiated trade of Reunion common stock of which management of Reunion was aware prior to the date of this proxy statement-prospectus and the July 7, 2015 announcement of the proposed merger occurred on March 16, 2015 at a price of $11.00 per share.

Additional information available to Reunion management regarding the high and low trade prices (to the extent known to management) for Reunion common stock is provided below. For quarters where there were no sales of Reunion common stock to management’s knowledge, neither high nor low prices are given.

	High		Low
2015
Third Quarter (through September 11, 2015)	—		—
Second Quarter	—		—
First Quarter	$11.00	*	$11.00	*

2014
Fourth Quarter	$10.00	*	$10.00	*
Third Quarter	—		—
Second Quarter	$10.00	*	$10.00	*
First Quarter	—		—

2013
Fourth Quarter	—		—
Third Quarter	—		—
Second Quarter	—		—
First Quarter	—		—

*	All known transactions during the quarter were executed at the same price.

The payment of dividends by Reunion is subject to certain regulations that may limit or prevent the payment of dividends in certain circumstances. Moreover, the payment of dividends is further subject to the discretion of Reunion’s board of directors. Reunion has not declared any dividends since its inception.

THE REUNION SPECIAL MEETING

Purpose

Reunion stockholders are receiving this proxy statement-prospectus because on September 15, 2015, the record date for a special meeting of stockholders to be held on October 26, 2015, at the Hilton Garden Inn, located at 189 Midway Avenue, Daytona Beach, Florida 32114 at 8:00 a.m. local time, they owned shares of the common stock of Reunion, and the board of directors of Reunion is soliciting proxies for the matters to be voted on at this special meeting, as described in more detail below. Each copy of this proxy statement-prospectus is being mailed to holders of Reunion common stock on or about [●], 2015 and is accompanied by a proxy card for use at the meeting and at any adjournment(s) of the meeting.

At the meeting, Reunion stockholders will consider and vote upon the merger agreement, the Adjournment Proposal and any other matters that are properly brought before the meeting, or any adjournments(s) of the meeting.

When you sign the enclosed proxy card or otherwise vote pursuant to the instructions set forth on the proxy card, you appoint the proxy holder as your representative at the meeting. The proxy holder will vote your shares as you have instructed in the proxy card, thereby ensuring that your shares will be voted whether or not you attend the meeting. Even if you plan to attend the meeting, you are requested to instruct the proxies how to vote your shares in advance of the meeting in case your plans change. In the event that other matters arise at the special meeting, the proxy holder will vote your shares according to his or her discretion.

If you have not already done so, please complete, date and sign the accompanying proxy card and return it promptly in the enclosed, postage-paid envelope or otherwise vote pursuant to the instructions set forth on the proxy card. If you do not return your properly executed card, or if you do not attend and cast your vote at the special meeting, the effect will be the same as a vote against the merger agreement (but will not be considered a vote against the merger agreement for purposes of perfecting dissenters’ rights), but there will be no effect on the Adjournment Proposal.

Record Date; Quorum and Vote Required

The record date for the Reunion special meeting is September 15, 2015. Reunion’s stockholders of record as of the close of business on that day will receive notice of and will be entitled to vote at the special meeting. As of September 15, 2015, there were 2,301,773 shares of Reunion common stock issued and outstanding and entitled to vote at the meeting. The issued and outstanding shares are held by approximately 300 holders of record.

The presence, in person or by proxy, of a majority of the shares of Reunion common stock entitled to vote on the merger agreement is necessary to constitute a quorum at the meeting. Each share of Reunion common stock outstanding on the record date entitles its holder to one vote on the merger agreement, the Adjournment Proposal and any other proposal that may properly come before the meeting.

To determine the presence of a quorum at the meeting, Reunion will also count as present at the meeting the shares of Reunion common stock present in person but not voting, and the shares of common stock for which Reunion has received proxies but with respect to which the holders of such shares have abstained or signed without providing instructions as described in “The Reunion Special Meeting – Solicitation and Revocation of Proxies” below. On September 15, 2015, the record date for the meeting, there were 2,301,773 shares of Reunion common stock issued and outstanding. Therefore, at least 1,150,887 shares need to be present at the special meeting, whether in person or by proxy, to constitute a quorum.

Approval of the merger agreement requires the affirmative vote of the holders of two-thirds of the issued and outstanding shares of Reunion common stock as of the record date for the special meeting. Accordingly, approval of the merger will require the affirmative vote of at least 1,534,516 shares of Reunion common stock. Approval of the Adjournment Proposal requires the affirmative vote of a number of shares greater than the number of shares cast against the proposal.

As of the record date for the meeting, Reunion’s directors and executive officers beneficially owned a total of 546,463 shares, or approximately 22.3% of the issued and outstanding shares, of Reunion common stock. The directors have entered into written agreements with NCC requiring them to vote their shares in favor of the merger agreement, except as may be limited by their fiduciary obligations.

Adjournments or Postponements

In accordance with Florida law, if a quorum is not present or represented at the special meeting of stockholders, then holders of a majority of the shares represented, and who would be entitled to vote at the special meeting if a quorum were present, will have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present or represented. Any signed proxies received by Reunion will be voted in favor of an adjournment or postponement in these circumstances. In addition, Reunion stockholders will be asked to approve the Adjournment Proposal, which provides for one or more adjournments of the special meeting, if necessary or appropriate, to permit further solicitation of proxies if there are not sufficient votes to approve the merger agreement at the time of the special meeting. At any adjourned meeting at which a quorum is present or represented, any business may be transacted which might have been transacted at the special meeting as originally notified. If after the adjournment a new record date is fixed for the adjourned meeting, then a notice of the adjourned meeting will be given to each stockholder of record entitled to vote at the meeting. Any adjournment or postponement of the special meeting will allow Reunion stockholders who have already sent in their proxies to revoke them at any time before they are used.

Solicitation and Revocation of Proxies

If you have delivered a signed proxy card for the Reunion special meeting, you may revoke it at any time before it is voted by:

•	attending the meeting and voting in person;

•	giving written notice of your revocation to Reunion’s corporate secretary prior to the date of the special meeting; or

•	submitting a new properly executed proxy that is dated later than your initial proxy.

The proxy holders will vote as directed on all valid proxies that are received at or prior to the meeting and that are not subsequently revoked. If you complete, date and sign your proxy card but do not provide instructions as to your vote, the proxy holders will vote your shares FOR approval of the merger agreement and FOR the Adjournment Proposal. If any other matters are properly presented at the meeting for consideration, the persons named in the proxy card will have discretionary authority to vote your shares on those matters. Reunion’s board of directors is not aware of any matter to be presented at the meeting other than the proposal to approve the merger agreement and the Adjournment Proposal.

If you hold shares in “street name” with a broker, bank or other fiduciary, you will receive voting instructions from the holder of record of your shares. Under the rules of various national and regional securities exchanges, brokers, banks and other fiduciaries may generally vote your shares on routine matters, such as the ratification of an independent registered public accounting firm, even if you provide no instructions, but may not vote on non-routine matters, such as the approval of the merger agreement or the Adjournment Proposal, unless you provide voting instructions. Shares for which a broker does not have the authority to vote are recorded as “broker non-votes” and are not counted in the vote by stockholders, but broker non-votes will count for purposes of a quorum. As a result, any broker non-votes will have the practical effect of a vote against the merger proposal but will not affect the Adjournment Proposal. You are therefore encouraged to provide directions to your broker as to how you want your shares voted on all matters to be brought before the special meeting. You should do this by carefully following the instructions your broker gives you concerning its procedures. If you hold shares in “street name” and wish to change your vote at any time, you must contact your broker.

Reunion will bear the cost of soliciting proxies from its stockholders. Reunion will solicit stockholder votes by mail, and may also solicit certain stockholders by other means of communication, including by telephone or in person. If anyone solicits your vote in person, by telephone, or by other means of communication, they will receive no additional compensation for doing so. Reunion will reimburse brokerage firms and other persons representing beneficial owners of shares for their reasonable expenses in forwarding solicitation material to those beneficial owners.

How to Vote Your Shares

Please follow the instructions on your enclosed proxy card.

“Street name” stockholders (i.e., those who own their shares in the name of a broker, bank or other fiduciary) should refer to the information you receive from your broker to see which voting methods are available to you. Please note, if you are a street name stockholder and wish to vote in person at the special meeting, you must obtain a proxy executed in your favor from your broker to be able to vote at the special meeting.

You should not send any stock certificates with your proxy card. If the merger agreement is approved, you will receive instructions for exchanging your stock certificates after the merger has been completed.

Dissenters’ Rights

Reunion’s stockholders have dissenters’ rights with respect to the merger under applicable law. Stockholders who wish to assert their dissenters’ rights and comply with the procedural requirements of the relevant statutes will be entitled to receive payment of the value of their shares in cash, determined in accordance with federal law. For more information regarding the exercise of these rights, see “Dissenters’ Rights of Appraisal” on page 89.

Recommendation of the Reunion Board of Directors

Reunion’s board of directors has unanimously approved the merger agreement and the transactions contemplated thereby, believes that the merger is in the best interests of Reunion and its stockholders and recommends that you vote FOR approval of the merger agreement and FOR approval of the Adjournment Proposal.

In the course of reaching its decision to approve the merger agreement and the transactions contemplated in the merger agreement, Reunion’s board of directors, among other things, consulted with its legal advisor, Smith Mackinnon, PA, regarding the legal terms of the merger agreement, and with its financial advisor, Monroe, regarding the fairness of the merger consideration to Reunion’s stockholders from a financial point of view. For a discussion of the factors considered by the board of directors in reaching its conclusion, see, “Proposal No. 1 – The Merger; Background of the Merger” beginning on page 48, and “Proposal No. 1 – The Merger; Reasons for the Merger” beginning on page 51.

Stockholders should note that certain of Reunion’s directors have certain interests in, and may derive benefits as a result of, the merger that are in addition to their interests as stockholders of Reunion. See “The Merger Agreement – Interests of Certain Persons in the Merger” beginning on page 83.

PROPOSAL NO. 1 – THE MERGER

Structure of the Merger

Reunion stockholders will have the opportunity to elect to receive, for each of their shares, either (i) 0.7273 shares of NCC common stock or (ii) $16.00 in cash, without interest. However, under the terms of the merger agreement, the total number of shares of Reunion common stock that will be converted into a right to receive cash will be equal to, as nearly as practicable, but will in no event exceed, 460,355 shares, and therefore the remaining 1,841,418 shares of Reunion common stock outstanding will be converted into a right to receive shares of NCC common stock. Accordingly, elections by Reunion stockholders to receive a particular form of consideration, whether cash or shares of NCC common stock, will be prorated as necessary to cause the aggregate mix of consideration issuable to Reunion stockholders in the merger to comply with the allocation set forth above and described in further detail in the accompanying proxy statement-prospectus. Assuming the issuance of the maximum possible number of shares in the merger (including shares issuable upon the exercise of outstanding options to purchase Reunion common stock that are subject to accelerated vesting as a result of the merger), current NCC stockholders will own approximately 85.9% of the issued and outstanding common stock of NCC, and current Reunion stockholders will own approximately 14.1% of the issued and outstanding common stock of NCC.

Background of the Merger

Reunion’s board regularly assesses strategic alternatives for maximizing stockholder value, including with respect to growth opportunities and operational efficiencies with the potential to enhance profitability. In connection with the board’s consideration of various approaches for accomplishing this strategic objective, the board has been cognizant of the benefits of belonging to a larger organization, in which operating and regulatory compliance costs can be shared across a larger revenue base, and in which a larger capital base allows the organization to serve more and larger customers. In contemplating Reunion’s strategic options, the board also found it important to consider a possible merger partner that shared the board’s desire to maximize stockholder value while providing outstanding service to the communities and customers that Reunion serves. Members of Reunion’s and NCC’s boards and management teams have known each other for several years as a result of a correspondent banking relationship established while NCC’s senior management team was serving at another banking organization. As a result, the board and management team of Reunion were familiar with the past performance and success of certain members of the NCC board and management team, specifically the results achieved while these individuals served at their prior bank. This knowledge provided Reunion’s board and management with insight into the performance and growth expectations and philosophy of service of NCC.

Like Reunion’s board, NCC’s board engages in regular assessments of strategic alternatives for maximizing stockholder value. NCC’s objective is to build, through organic growth and acquisitions, a community banking organization of sufficient size to address efficiently the compliance and capital requirements presented by an uncertain regulatory and economic environment, while enhancing stockholder value, expanding product lines and continuing to deliver personalized customer service with local decision-making. Based on their experience from serving at another banking organization, NCC’s board and management team believes that a well-planned strategy to acquire well-managed community banks in markets with favorable growth potential can lead to enhanced stockholder value. Discussions about potential acquisition strategies and targets are regularly held at NCC’s board meetings, and the NCC board encourages management’s pursuit of discussions with potential merger partners. From time to time, NCC’s executive officers engage in informal, non-binding discussions with potential acquisition candidates. Because members of NCC’s management team had known members of Reunion’s management team for several years and believed that the two management teams had similar cultures and management goals, they realized that a strategic transaction resulting in the consolidation of the management experience, local market knowledge and operational capabilities of NCC and Reunion would likely enhance stockholder value for both parties.

NCC’s discussions regarding a potential transaction with Reunion began in 2012. On July 14, 2012, John H. Holcomb, III, Chief Executive Officer and Chairman of the Board of Directors of NCC, and William E. Matthews, V, Chief Financial Officer and Vice Chairman of the Board of Directors of NCC, traveled to Florida for an initial meeting with Michael L. Sleaford, President, Chief Executive Officer and director of Reunion, at which the three discussed their respective companies, banking philosophies and strategic goals. At that time, NCC had no operations in Florida, and Messrs. Holcomb and Matthews expressed a desire to expand into the state, and in particular to establish operations along the “I-4 corridor,” which encompasses several major metropolitan areas in central Florida, including Tampa, Orlando, Daytona Beach and St. Augustine. In the months following the initial meeting, the parties held periodic telephone calls and exchanged information and ideas. It was during this time that they first discussed the potential merits of merging the two companies.

On October 10, 2012, Mr. Sleaford and James J. Bange, Jr., Senior Executive Vice President and Senior Credit Officer of Reunion, traveled to Birmingham to meet with Messrs. Holcomb and Matthews and Richard Murray, IV, President, Chief Operating Officer and director of NCC. At the meeting, the parties discussed the operating philosophies and common beliefs shared by the two management teams and boards and held a preliminary discussion of the potential terms of a transaction in which NCC’s management suggested that an exchange of its shares to Reunion shareholders on a dollar-for-dollar book value basis would be fair to both parties.

On December 5, 2012, Messrs. Holcomb and Matthews met with the Reunion board in Daytona Beach, Florida, and outlined NCC’s history, philosophies and performance, as well as the background and experience of NCC’s senior management team. At the meeting, Messrs. Holcomb and Matthews conveyed their desire to merge the two companies and continue to look for strategic opportunities for the combined entity. Both parties expressed an interest in continuing the dialogue following the conclusion of the meeting.

In the nine months following the December meeting, the parties remained in contact, and Messrs. Matthews and Sleaford periodically spoke by telephone to discuss each institution’s performance and further explore the potential benefits of a merger. The parties arranged for meetings between other members of their respective management teams, including a visit by several members of NCC’s management team to Daytona Beach, Florida on February 5, 2013 and a visit by members of Reunion’s management team to Birmingham from June 5 through 7, 2013. On August 14, 2013, NCC delivered to Reunion a non-binding indication of interest expressing a desire to merge the two companies on a book value exchange basis.

In the coming weeks, each of NCC and Reunion conducted formal due diligence on the other. From August 19 through August 22, 2013, a team consisting of members of NCC’s senior management, including Messrs. Matthews and Murray, as well as Senior Credit Officer M. Davis Goodson, Credit Risk Management Officer William R. Ireland, Jr. and others, conducted on-site due diligence on Reunion at its Daytona Beach, Florida office. Following its review, the NCC diligence team determined that Reunion’s asset quality and other performance indicators were satisfactory and confirmed the merits of the proposed transaction. A team from Reunion that included Messrs. Sleaford and Bange, among others, conducted on-site due diligence on NCC at its Birmingham, Alabama office from September 3 through September 4, 2013. Upon completion of its review, the Reunion team also concluded that the areas it reviewed were satisfactory and supported the desirability of the proposed transaction.

At its September 2013 meeting, the Reunion board considered the terms of the merger transaction proposed by NCC in its indication of interest letter. While many members of the Reunion board expressed an interest in the merger and a belief that the merger would benefit Reunion strategically, concerns over the lack of a public trading market for NCC common stock, the resultant inability to accurately gauge the value to be received in the transaction, and the loss of control without the certainty of an eventual public market for the merger consideration prevented the board from reaching a unanimous approval of the deal. Mr. Sleaford communicated this decision to Mr. Matthews and indicated Reunion’s desire to continue to build a relationship with NCC, which the parties pursued through periodic telephone calls between NCC management and Mr. Sleaford and a June 2014 meeting between NCC’s senior management and Mr. Sleaford in Lake Mary, Florida.

In the following months, NCC completed several unrelated acquisitions and transactions. On June 6, 2014, NCC entered into a merger agreement with United, the parent company of United Legacy Bank based in Longwood, Florida, pursuant to which United merged with and into NCC in December 2014, followed by a merger of United Legacy Bank with and into NBC in February 2015. During the pendency of the merger, David G. Powers, President and Chief Executive Officer of United and a former colleague of Mr. Sleaford, discussed with Mr. Sleaford United’s decision process and Mr. Powers’ views with respect to the merits of the merger. NCC also completed its acquisition of a 70% stake in Corporate Billing in August 2014 and filed a registration statement on Form S-1 on January 5, 2015 in connection with an initial public offering of its common stock.

On January 12, 2015, Messrs. Holcomb and Matthews met with Mr. Sleaford and Dr. Stephen A. Sevigny, a Reunion director, in Sanford, Florida to discuss NCC’s strategic plans and continued desire to partner with Reunion.

In February 2015, the Reunion board held a strategic planning meeting, at which Mr. Sleaford updated the board on the discussions with NCC, as well as other potential strategic alternatives available to Reunion. At that meeting, a representative of Monroe made a presentation updating the Reunion board on the current banking market, including merger market conditions and Reunion’s potential value in a change-of-control transaction. In March 2015, Reunion engaged Monroe to serve as its financial advisor in its negotiations with NCC regarding a possible merger.

From March 31 through April 1, 2015, Messrs. Holcomb and Matthews met individually with Reunion directors Sevigny, William G. Bexley, Kenneth R. Kresge, and David R. Lamm to discuss NCC’s recently completed initial public offering, NCC’s ongoing desire to merge with Reunion, and the potential benefits to both companies of such a transaction.

On April 13, 2015, Mr. Matthews and John R. Bragg, Executive Vice President of Operations of NBC, met with Messrs. Sleaford and Bange in Daytona Beach, Florida, to review Reunion’s operating structure and costs and determine the most appropriate operating structure for the combined entity if the two companies were to merge. From these discussions, the parties were able to calculate the expected cost savings achievable as the result of a merger, allowing NCC to prepare an offer to present to Reunion’s board.

On May 14, 2015, Monroe presented to the Reunion board an update of the change-of-control valuation. At that meeting, Monroe discussed Reunion’s potential valuation in a merger with NCC, as well as other potential buyers that might have an interest in pursuing a merger with Reunion.

On May 20, 2015, the Reunion board held a special meeting in Daytona Beach, Florida, which Messrs. Holcomb, Murray and Matthews attended in order to discuss the rationale for a strategic combination transaction between Reunion and NCC and to present a formal letter of intent to Reunion’s board. The letter of intent proposed a merger of Reunion with and into NBC, pursuant to which Reunion stockholders would exchange their Reunion common stock for shares of NCC common stock, and broadly addressed various aspects of the proposed transaction, including the purchase price and exchange ratio, the timing of the transaction and various employment-related matters. Following the presentation, the Reunion board discussed the proposal and unanimously authorized Mr. Sleaford to execute the letter of intent, pending review by outside counsel. Mr. Sleaford signed and returned the letter of intent to NCC on May 22, 2015.

Following the execution of the letter of intent, NCC and Reunion conducted due diligence on one another. From June 8 through June 11, 2015, members of NCC’s management team conducted on-site due diligence on Reunion at its main office in Tavares, Florida, while Messrs. Sleaford and Bange conducted due diligence on NCC at its main office in Birmingham, Alabama, on June 10 and 11. In addition, the parties utilized an electronic data room established by NCC to facilitate the exchange of financial and other information during the due diligence process. Following the completion of their respective on-site due diligence procedures, both parties expressed a desire to move forward with the merger. For the remainder of the month of June, the parties and their advisors negotiated the terms of the merger agreement and continued their respective due diligence processes.

On June 29, 2015, NCC’s board of directors held a meeting at which representatives of Keefe, Bruyette & Woods, Inc. (“KBW”) and Maynard, Cooper, & Gale, P.C. were present. The purpose of the meeting was to review the terms of the merger agreement. At the meeting, representatives of KBW reviewed KBW’s preliminary financial analysis, and counsel reviewed the board’s fiduciary duties and the terms and conditions of the merger agreement. On July 6, 2015, the NCC and NBC boards held a joint meeting at which KBW delivered a fairness opinion to NCC’s board of directors. Following a discussion of the matters discussed in the fairness opinion and other factors, the NCC and NBC boards approved the merger agreement in substantially the form presented.

On July 7, 2015, Reunion’s board of directors met with a representative of Monroe Financial Partners, Inc. and a representative of Smith Mackinnon, PA to review the terms of the merger agreement. At the meeting, a representative of Monroe Financial Partners, Inc. provided the board with an opinion that the consideration to be received by Reunion’s stockholders in the merger is fair from a financial point of view and discussed the analysis that it used to reach this opinion. In addition, legal counsel reviewed with the Reunion directors the most recent draft of the proposed merger agreement and related transaction documents and the legal standards applicable to the board’s decisions and actions with respect to the proposed transaction. Following a discussion of these matters and the other factors listed below under “– Reasons for the Merger,” the board concluded that the proposed merger was fair to and in the best interest of Reunion and its stockholders and unanimously approved the merger agreement in substantially the form presented.

The parties executed the merger agreement on July 7, 2015 and issued a press release announcing the proposed merger on the same day.

Reasons for the Merger

The financial and other terms of the merger agreement resulted from arm’s length negotiations between NCC’s and Reunion’s representatives. In reaching its determination to approve the merger and to recommend that the stockholders of Reunion approve the merger, Reunion’s board of directors consulted with its management, as well as its legal counsel and financial advisor, and considered a number of factors, including the following:

•	the value of the consideration to be received by Reunion’s stockholders compared to stockholder value of Reunion as an independent entity;

•	information concerning the business, operations, earnings, asset quality, and financial condition, prospects, and capital levels of Reunion and NCC, both individually and as a combined entity;

•	perceived risks and uncertainties attendant to Reunion’s operation as an independent banking organization, including risks and uncertainties related to the continuing low-interest rate environment and the high and increasing cost of regulatory compliance;

•	the enhanced capital position and earnings of the combined entity on a pro forma basis, and the potential positive implications for the ability to grow;

•	the compatibility of NCC’s management team, strategic objectives, culture and geographic footprint with those of Reunion;

•	the financial terms of recent business combinations in the financial services industry and a comparison of the multiples of selected combinations with the terms of the proposed merger;

•	the increased importance of scale in the banking industry;

•	the receipt of the stock consideration by Reunion’s stockholders on a tax-free basis;

•	the opinion of Monroe that the consideration to be received by Reunion’s common stockholders in the merger is fair, from a financial point of view, to the stockholders of Reunion; and

•	the likelihood of the merger being approved by applicable regulatory authorities without undue conditions or delay.

The foregoing presentation of the information and factors considered by the Reunion board of directors is not intended to be exhaustive but describes several of the material factors that the Reunion board of directors considered in determining whether to approve the merger agreement and the merger. The Reunion board of directors did not assigned any relative or specific weight to these factors, and individual directors may have given certain factors greater weight than others.

Opinion of Reunion’s Financial Advisor

Reunion retained Monroe to act as its financial advisor in connection with the merger and to participate in certain negotiations leading to the merger. As part of its engagement, Reunion requested that Monroe provide it with an opinion as to the fairness, from a financial point of view, of the merger consideration to be received by the shareholders of Reunion. Monroe is a nationally recognized investment banking firm that provides specialized corporate finance and investment research services to financial services companies. In the ordinary course of its investment banking business, Monroe is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. Reunion selected Monroe as its financial advisor based upon Monroe’s qualifications, expertise, and reputation in such capacity.

On July 7, 2015, Monroe rendered its fairness opinion to the board of directors of Reunion that, as of such date and based upon and subject to various matters set forth in its opinion, the merger consideration was fair, from a financial point of view, to the shareholders of Reunion. The full text of the fairness opinion is attached as Appendix C to this proxy statement-prospectus.

You should consider the following when reading the discussion of Monroe’s opinion in this document:

•	The summary of the opinion of Monroe set forth in this proxy statement-prospectus is qualified in its entirety by reference to the full text of the opinion that is attached as Appendix C to this proxy statement-prospectus. You should read the opinion in its entirety for a full discussion to the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Monroe in connection with its opinion.

•	Monroe’s opinion speaks only as of the date of its opinion. The opinion was directed to Reunion’s board of directors and is directed only to the fairness of the merger consideration to the Reunion shareholders, from a financial point of view. It does not address the board’s underlying business decision to engage in the merger or any other aspect of the merger and is not a recommendation to any shareholder as to how he or she should vote at the special meeting with respect to the merger or any other matter.

In connection with its written opinion dated July 7, 2015, Monroe reviewed and considered, among other things:

•	the merger agreement;

•	audited financial information of Reunion for the years ended December 31, 2010 through 2014 and unaudited financial information for the three months ended March 31, 2015;

•	audited financial information of NCC for the years ending December 31, 2010 through 2014 and unaudited financial information for the three months ended March 31, 2015; and

•	certain financial statements and other historical financial information of Reunion and NCC that Monroe deemed relevant in determining the parties’ financial capacity to undertake the merger.

In addition, Monroe:

•	held discussions with members of the management teams of both Reunion and NCC regarding historical and current business operations, financial condition, and future prospects of their respective companies;

•	reviewed the historical market prices and any trading activity for the common stock of each of Reunion and NCC;

•	compared the results of operations of Reunion and NCC with those of certain banking companies that were deemed to be comparable and relevant;

•	compared the proposed financial terms of the merger with the financial terms, to the extent publicly available, of certain other recent business combinations of commercial banking organizations;

•	considered the current market environment generally and the commercial banking environment in particular; and

•	considered such other information, financial studies, analyses and investigations and financial, economic and market criteria as Monroe deemed relevant.

Monroe relied, without independent verification, on the accuracy and completeness of the information provided to it by Reunion and NCC for the purposes of its opinion. Monroe further relied on the assurances of the senior management of each of Reunion and NCC that they were not aware of any facts or circumstances that would make any of such information inaccurate or misleading. Monroe assumed that there had been no material change in the assets, financial condition, results of operations, business or prospects of Reunion and NCC since the date of the most recent financial statements made available to Monroe. Monroe did not undertake any independent evaluation or appraisal of the assets and liabilities of Reunion and NCC, nor was it furnished with any appraisals. Monroe is not an expert in the evaluation of loan portfolios, including under-performing or non-performing assets, charge-offs or the allowance for loan losses, and it has not reviewed any individual credit files of Reunion or NCC. Monroe assumed that the respective allowances for loan losses for Reunion and NCC were adequate to cover such losses.

Any estimates for Reunion and NCC contained in Monroe’s analyses are not necessarily predictive of future results or values, which may be significantly more or less favorable than the estimates. Monroe assumed that any projections provided or approved by Reunion and NCC were reasonably prepared on a basis reflecting the best currently available estimates and judgments of management. Monroe assumed that such forecasts and projections will be realized in the amounts and at the times contemplated thereby.

Monroe’s opinion is necessarily based on financial, economic, regulatory, market and other conditions as in effect on, and the information made available to Monroe as of, the date of its opinion. Events occurring after the date of its opinion could materially affect Monroe’s views. Monroe has not undertaken to update, revise, reaffirm or withdraw its opinion or otherwise comment on events occurring after the date of the opinion. Monroe expressed no opinion as to any of the legal, regulatory, tax or accounting matters relating to the merger or any other transactions contemplated in connection with the merger.

In rendering the fairness opinion, Monroe performed a variety of financial analyses. The following is a summary of the material analyses performed by Monroe but is not a complete description of all the analyses underlying Monroe’s opinion. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The evaluation of fairness, from a financial point of view, of the merger consideration is to some extent subjective, based on the experience and judgment of Monroe, and is not merely the result of mathematical analysis of financial data. Monroe did not attribute a particular weight to any analysis or factor considered by it. The process, therefore, is not necessarily susceptible to partial analysis or summary description. Monroe believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered in its analyses, without considering all other factors and analyses, could create an incomplete or inaccurate view of the analyses and the process underlying the rendering of Monroe’s opinion. Moreover, no company included in Monroe’s comparative analysis described below is identical to Reunion and NCC, and no transaction is identical to the proposed merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of Reunion and NCC and the companies to which they are being compared.

In performing its analyses, Monroe made numerous assumptions with respect to industry performance, business and economic conditions, and other matters, many of which cannot be predicted and are beyond the control of Reunion, NCC and Monroe. The analysis performed by Monroe is not necessarily indicative of actual values or future results, both of which may be significantly more or less favorable than suggested by such analyses. Monroe prepared its analyses solely for the purposes of rendering its opinion and provided its analyses to the Reunion board of directors at the board’s July 7, 2015 meeting at which the merger agreement was considered. Estimates concerning the values of the companies do not purport to be appraisals or necessarily reflect the prices at which the companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty, and actual values may be materially different.

The analysis and opinion of Monroe was among a number of factors taken into consideration by the Reunion board in making its determination to approve the merger agreement and the transactions contemplated thereby (including the merger), and the analyses described below should not be viewed as determinative of the decision of Reunion’s board or management with respect to the fairness of the merger.

Summary of the Proposed Merger. Pursuant to the merger agreement, the outstanding shares of Reunion common stock will be converted into the right to receive either 0.7273 shares of NCC stock or $16.00 per share in cash, subject to a maximum of $7,365,680 to be paid in cash (representing 20% of the total consideration). The stock portion of the consideration is equal to $18.08 per share based on NCC’s July 2, 2015 closing price of $24.86 per share, and the aggregate price, assuming the 80% stock and 20% cash consideration, is equal to $17.66 per share.

Based upon financial information at or for the twelve months ended March 31, 2015, Monroe calculated the following merger transaction ratios:

Merger Consideration	Stock	Cash	Total
Exchange Ratio	0.7273	$16.00
Reunion Shares Exchanged	1,841,418	460,355	2,301,773

NCC Shares Received	1,339,263
NCC Price (7/2/15)	$24.86

Indicated Consideration Value	$33,294,078	$7,365,680	$40,659,758
Indicated Per Share Value	$18.08	$16.00	$17.66

Merger Multiples (3/31/15)
Stated Book Value			154.4%
Tangible Book Value			154.4%
Last Twelve Months Earnings			23.5	x
Total Assets			14.9%
Total Deposits			16.6%
Core Deposit Premium			8.0%

Analysis of Comparable Merger and Acquisition Transactions. Monroe compared the financial terms of certain recent merger and acquisition transactions in the commercial banking industry, particularly those it deemed similar to the terms of the merger.

Florida Merger Transactions. Monroe selected a group of comparable Florida merger and acquisition transactions and compared the pricing multiples to the multiples implied by the merger. Specifically, Monroe selected 19 bank merger and acquisition transactions (the “Florida Merger Transactions”) according to the following criteria:

•	Merger and acquisition transactions announced from January 1, 2014 to July 6, 2015; and

•	Seller was located in Florida.

Florida Merger Transactions <$500MM. Monroe selected a second group of comparable Florida merger and acquisition transactions and compared the pricing multiples to the multiples implied by the merger. Specifically, Monroe selected 12 bank merger and acquisition transactions (the “Florida Merger Transactions <$500 million”) according to the following criteria:

•	Merger and acquisition transactions announced from January 1, 2014 to July 6, 2015;

•	Seller’s total assets were less than $500 million; and

•	Seller was located in Florida.

Southeast Transactions. Monroe selected a group of comparable southeastern United States merger and acquisition transactions and compared the pricing multiples to the multiples implied by the merger consideration. Specifically, Monroe selected 16 bank merger and acquisition transactions (the “Southeast Merger Transactions”) according to the following criteria:

•	Merger and acquisition transactions announced from January 1, 2014 to July 6, 2015;

•	Seller’s total assets were less than $500 million;

•	Seller’s total nonperforming assets to total assets ratio less was than 2%; and

•	Seller was located within the southeastern United States.

Monroe then compared the implied value of the merger to Reunion’s tangible book value, latest twelve months’ earnings, and core deposit premium with the same metrics for the Southeast and both Florida comparison groups. The tables below compare the median, high, and low multiples of the identified transactions with those of the merger.

Comparable Merger Transaction Analysis

Florida Merger Transactions
	Reunion Indicators		Comparable Transactions
Pricing Multiples			Mean		High		Low
Purchase Price % of Tangible Book Value	154.4%		137.3%		195.8%		54.3%
Purchase Price as a Multiple of LTM Earnings	23.5	x	20.6	x	27.7	x	14.0	x
Core Deposit Premium	8.0%		6.0%		15.2%		(1.4)%

Florida Merger Transactions <$500 million
	Reunion Indicators		Comparable Transactions
Pricing Multiples			Mean		High		Low
Purchase Price % of Tangible Book Value	154.4%		123.8%		164.9%		54.3%
Purchase Price as a Multiple of LTM Earnings	23.5	x	19.6	x	27.7	x	14.0	x
Core Deposit Premium	8.0%		4.4%		13.3%		(1.4)%

Southeast Transactions
	Reunion Indicators		Comparable Transactions
Pricing Multiples			Mean		High		Low
Purchase Price % of Tangible Book Value	154.4%		133.6%		165.8%		86.7%
Purchase Price as a Multiple of LTM Earnings	23.5	x	17.3	x	27.0	x	9.3	x
Core Deposit Premium	8.0%		5.5%		13.3%		(2.1)%

Indicated Value Based on Comparable Transactions. Monroe compared the price to tangible book value, price to trailing twelve months earnings, and core deposit premium for the recent comparable merger and acquisition transactions and applied the mean multiple for those transactions to the appropriate Reunion indicators, to determine an indicated value for Reunion.

Value Indicated by Comparable Transactions

Florida Merger Transactions				Florida Merger Transactions <$500MM				Southeast Transactions
Valuation Approach	Mean Transaction Multiple		Indicated Value	Valuation Approach	Mean Transaction Multiple		Indicated Value	Valuation Approach	Mean Transaction Multiple		Indicated Value
Tangible Book Value	137.3%		$15.70	Tangible Book Value	123.8%		$14.17	Tangible Book Value	133.6%		$15.28
LTM Earnings	20.6	x	$15.48	LTM Earnings	19.6	x	$14.73	LTM Earnings	17.3	x	$13.00
Core Deposit Premium	6.0%		$16.12	Core Deposit Premium	4.4%		$14.85	Core Deposit Premium	5.5%		$15.70
Average Indicated Value			$15.77	Average Indicated Value			$14.59	Average Indicated Value			$14.66

Monroe noted that the merger consideration of $17.66 per share exceeded the average implied values based on the comparable merger and acquisition transactions.

Discounted Cash Flow Analysis. Monroe performed a discounted cash flow analysis to estimate a range of present values of after-tax cash flows that Reunion could provide to its shareholders on a stand-alone basis through December 31, 2019 under various circumstances, assuming it performed in accordance with the projections provided by Reunion’s management.

In order to derive the terminal value of the Reunion common stock in the discounted cash flow analysis, Monroe applied an average price to last twelve months’ earnings multiple of 19.1x to projected fiscal year 2019 earnings and an average price to tangible book value multiple of 131.6% to projected fiscal year 2019 tangible book value. The pricing multiples were derived from the average of the three selected merger peer groups used above, i.e., Florida Merger Transactions, Florida Merger Transactions <$500 million, and Southeast Merger Transactions. Both of the resulting terminal values were then discounted to the present value at a discount rate of 12.00%, chosen to reflect the desired return for the risk of owning Reunion’s common stock in the current environment. These values were averaged to derive a single indicated value under the discounted cash flow analysis. On the basis of these assumptions, Monroe calculated that the present value of a share of Reunion common stock under a discounted cash flow analysis using a 12.00% discount rate was $16.21 per share, which is below the total merger consideration of $17.66 per share.

In order to derive the impact of changes in price to tangible book value multiples and discount rates to the terminal value of the Reunion common stock, Monroe applied multiples of tangible book value ranging from 100% to 200% to projected fiscal year 2019 tangible book value, and discount rates ranging from 10.0% to 14.0%. The imputed range of per share values of Reunion common stock, based on tangible book value multiples, is illustrated below.

	Price to Tangible Book Multiples
Discount Rate	100%	125%	150%	175%	200%
10%	$11.02	$13.69	$16.36	$19.04	$21.71
12%	$10.08	$12.52	$14.96	$17.40	$19.85
14%	$9.23	$11.47	$13.70	$15.94	$18.17

Monroe noted that the total merger consideration provided for in the Merger is $17.66 per share, which is within the range of per share values determined.

In order to derive the impact of changes in price-to-earnings multiples and discount rates to the terminal value of the Reunion common stock, Monroe applied multiples of last twelve months’ earnings ranging from 16.0x to 24.0x to projected fiscal year 2019 earnings, and discount rates ranging from 10.0% to 14.0%. The imputed range of per-share values of Reunion common stock, based on last twelve months’ earnings multiples, is illustrated below.

	Price to Earnings Multiples (x)
Discount Rate	16.0x	18.0x	20.0x	22.0x	24.0x
10%	$17.69	$19.86	$22.03	$24.20	$26.37
12%	$16.17	$18.16	$20.14	$22.12	$24.11
14%	$14.81	$16.63	$18.44	$20.26	$22.07

Monroe noted that the total merger consideration provided for in the Merger is $17.66 per share, which is within the range of per-share values determined.

Monroe also considered the overall sensitivity to Reunion’s projected 2019 earnings based on variations in Reunion’s projected earnings, ranging from a 50% discount to a 50% premium from the base forecast. Monroe then applied last twelve months’ earnings multiples ranging from 16.0x to 24.0x to derive the terminal value at the discount rate of 12.00%. The imputed range of per-share values of Reunion common stock, utilizing different terminal earnings scenarios, is illustrated below.

	Price to Earnings Sales Multiples
Earnings Growth Variance	16.0x	18.0x	20.0x	22.0x	24.0x
(50.0%)	$12.21	$13.70	$15.18	$16.67	$18.16
(10.0%)	$14.59	$16.37	$18.16	$19.94	$21.73
0.0%	$16.17	$18.16	$20.14	$22.12	$24.11
10.0%	$17.76	$19.94	$22.12	$24.31	$26.49
50.0%	$20.14	$22.62	$25.10	$27.58	$30.06

Monroe noted that the total merger consideration provided for in the Merger is $17.66 per share, which is within the range of per-share values determined.

Monroe noted that the discounted cash flow analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Recent Financial Performance – Reunion. Monroe reviewed Reunion’s recent financial performance, including balance sheet and income statement trends, profitability and net interest margin ratios, asset quality and capitalization levels. Monroe’s analysis included an assessment of the Reunion’s current capital position, especially its compliance with the regulatory minimums. Monroe noted that as of March 31, 2015, Reunion’s Tier 1 leverage ratio was 9.71% and total risk-based capital ratio was 12.83%.

Selected Peer Group Analysis – Reunion. Monroe used publicly available information to compare selected financial information for Reunion to a peer group of publicly traded financial institutions that Monroe deemed relevant for purposes of its analysis. Monroe compared selected operating results of Reunion to those of 13 southeastern commercial banks with a similar asset size (total assets from $250 million to $750 million), asset quality (ratio of nonperforming assets to total assets of less than 5%), and capitalization (ratio of tangible equity to tangible assets greater than 5%) (the “Reunion Peer Group”). Monroe noted the following financial performance based on results for the twelve months ended March 31, 2015 for Reunion and the Reunion Peer Group, and July 2, 2015 pricing data.

Reunion	Reunion Peer Group Average
Assets ($ millions)	$272	$492
Return on Avg. Assets	0.65%	0.92%
Return on Avg. Equity	7.0%	9.3%
Tang. Equity/Assets	9.7%	10.1%
Net Interest Margin	3.68%	3.87%
Efficiency Ratio	67.3%	76.2%
Adj. NPAs/Assets(1)	0.37%	1.86%
NCOs/Avg. Loans	0.09%	0.22%

Price to LTM Earnings (x)	11.1	x
Price to Tangible Book Value (%)	107%

(1)	NPAs include loans past due 90 days or more, nonaccrual assets, OREO and restructured loans, adjusted for any government guarantees

Monroe noted that Reunion was less profitable, had a lower net interest margin, and had slightly lower capital levels than the Reunion Peer Group. However, Reunion had better asset quality and better efficiencies than the Reunion Peer Group.

Recent Financial Performance – NCC. Monroe reviewed NCC’s recent financial performance, including balance sheet and income statement trends, profitability and net interest margin ratios, asset quality, and capitalization levels. Monroe’s analysis included an assessment of the NCC’s current capital position, especially its compliance with the regulatory minimums. Monroe noted that as of March 31, 2015, NCC’s Tier 1 leverage ratio was 11.41% and total risk-based capital ratio was 14.55%.

Selected Peer Group Analysis – NCC. Monroe used publicly available information to compare selected financial information for NCC to a peer group of publicly traded financial institutions that Monroe deemed relevant for purposes of its analysis. Monroe compared selected operating results of NCC to those of 24 southeastern commercial banks with similar asset size (total assets between $1 and $5 billion), asset quality (ratio of nonperforming assets to total assets of less than 5%), and capitalization (ratio of tangible equity to tangible assets greater than 5%) (the “NCC Peer Group”). Monroe noted the following financial performance was based on results for the twelve months ended March 31, 2015 for NCC and the NCC Peer Group and July 2, 2015 pricing data.

NCC	NCC Peer Group Average
Assets ($ millions)	$1,206	$1,710
Return on Avg. Assets	0.68%	0.81%
Return on Avg. Equity	5.8%	7.8%
Tang. Equity/Assets	11.4%	9.7%
Net Interest Margin	4.02%	3.84%
Efficiency Ratio	69.2%	70.9%
Adj. NPAs/Assets(1)	0.46%	1.35%
NCOs/Avg. Loans	0.11%	0.27%

Price to LTM Earnings (x)	23.2	x	14.7	x
Price to Tangible Book Value (%)	160%	130%

(1)	NPAs include loans past due 90 days or more, nonaccrual assets, OREO and restructured loans, adjusted for any government guarantees

Monroe noted that although NCC was less profitable, NCC had a higher net interest margin, higher capital levels, and better asset quality compared to the NCC Peer Group. In addition, NCC’s shares trade at a premium (based on last twelve months’ earnings and tangible book value) compared to the NCC Peer Group.

Stock Performance – NCC. Monroe evaluated the stock performance of NCC since its initial public offering in March 2015. Monroe noted that, over this period, NCC generated a total return of 27%, its share price ranged from $19.00 per share to $26.23 per share and its average daily trading volume equaled 15,242 shares. Monroe also reviewed recent research reports on NCC and noted that the current analysts’ ratings on NCC common stock were at Market Perform or better.

Financial Impact Analysis. Monroe evaluated the pro forma effects of the merger on selected financial data of Reunion and NCC, assuming management’s projections for both and certain merger-related accounting adjustments. The analysis indicated that the merger is expected to be accretive to both Reunion’s and NCC’s estimated earnings per share in 2016 and 2017. The analysis also showed that the merger is expected to be initially dilutive to tangible book value per share for NCC with a tangible book value earn-back period of approximately 4 years and that the pro forma entity would maintain well-capitalized capital ratios. For all of the above analyses, the actual results achieved by NCC following the merger will vary from the projected results, and the variations may be material.

Monroe’s Conclusions. Based on the results of the various analyses described above, Monroe concluded that the exchange ratio and per-share cash consideration to be received under the terms of the merger is fair, from a financial point of view, to Reunion’s stockholders.

Monroe’s Compensation. Monroe has acted as financial advisor to Reunion’s board of directors in connection with the merger and will receive a fee of $70,000 for such services (including rendering its opinion). Reunion has also agreed to indemnify Monroe against certain liabilities arising out of its engagement. During the two years preceding the date of Monroe’s opinion, Monroe has not been engaged by, performed any services for, or received any compensation from either Reunion or NCC. Monroe’s fairness opinion was approved by Monroe’s fairness opinion committee.

PROPOSAL NO. 2 – ADJOURNMENT

General

If the number of shares of Reunion common stock voting FOR approval of the merger agreement at the special meeting is not sufficient to approve the merger agreement at the meeting, then the person(s) designated as the proxy holder stated in the proxy card of Reunion intends to move to adjourn the Reunion special meeting in order to enable the Reunion board of directors to solicit additional proxies for approval of the merger agreement.

In the Adjournment Proposal, Reunion is asking its stockholders to grant discretionary authority to the person(s) designated as the proxy holder stated in the proxy card to move to adjourn the special meeting if the number of shares voting for approval of the merger agreement is not sufficient to approve that agreement at the special meeting. If the stockholders of Reunion approve the Adjournment Proposal, Reunion could adjourn the special meeting to another time and use the additional time to solicit additional proxies, including the solicitation of proxies from stockholders that have previously voted on the proposal to approve the merger agreement. Among other things, approval of the Adjournment Proposal could mean that, even if Reunion has received proxies representing a sufficient number of votes against approval and adoption of the merger agreement, Reunion could adjourn the special meeting without a vote on the merger agreement and seek to convince the holders of those shares to change their votes to votes in favor of the approval and adoption of the merger agreement.

In general, if the Reunion special meeting is adjourned so that the Reunion board can solicit additional proxies to approve the merger agreement, Reunion is not required to give any notice of the adjourned meeting other than an announcement at the special meeting of the place, date and time of the adjourned meeting.

Vote Required

At the Reunion special meeting, approval of the Adjournment Proposal requires the affirmative vote of a number of shares greater than the number of shares cast against the proposal. Abstentions and broker non-votes will be treated as present at the meeting for purposes of determining a quorum but will have no effect on the Adjournment Proposal. Brokers may not vote on the Adjournment Proposal without specific instructions from the person who beneficially owns the shares.

Recommendation of the Reunion Board of Directors

THE REUNION BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADJOURNMENT PROPOSAL.

REGULATORY AND OTHER REQUIRED APPROVALS

The merger of a state-chartered bank with and into a national bank requires the approval of the OCC. NBC has filed an Interagency Bank Merger Act Application for approval of the merger with the OCC, which is currently pending. In evaluating the proposed merger, the OCC will review the transaction under the criteria of the Bank Merger Act and will consider, among other factors, the effect of the merger on competition, the financial and managerial resources and future prospects of the banks, the convenience and needs of the communities to be served, the effectiveness of the banks in combating money laundering activities, the percent of the total amount of deposits of insured depositary institutions in the United States that would be controlled by the banks and the risk of the transaction to the stability of the United States banking or financial system. The parties believe that the proposed merger is compatible with these regulatory requirements and criteria; however, there can be no assurance that the approval of the OCC will be obtained, that NCC, NBC and Reunion will be able to comply with any required conditions or that compliance or noncompliance with any such conditions would not have adverse consequences for the combined bank after the merger.

Following approval of the application, the parties must wait at least 30 days (which may be shortened to 15 days) before they may complete the merger. During this waiting period, the U.S Department of Justice may challenge the merger on antitrust grounds. The commencement of any antitrust action would stay the effectiveness of the approval of the OCC, unless a court of competent jurisdiction should specifically order otherwise. The OCC’s approval of the proposed bank merger will expire one year from the approval date, unless the OCC grants an extension of the time period. NCC and Reunion expect to complete the merger shortly after the Reunion special stockholders’ meeting, provided that the OCC approval has been obtained and is still in effect.

While NCC and Reunion believe that the requisite regulatory approvals for the merger will be obtained, there can be no assurance regarding the timing of the approval, whether the approval may be obtained on satisfactory terms, whether the approval will be later modified, suspended or revoked (either as a result of a change in the information upon which the OCC relied or otherwise) or the absence of litigation challenging such approval or otherwise. Similarly, there can be no assurance that any state attorney general or other regulatory authority will not attempt to challenge the merger on antitrust grounds or for other reasons, or, if such a challenge is made, what the projected result thereof would be. The merger is conditioned upon the receipt of all consents, approvals and actions of governmental authorities and the filing of all other notices with such authorities in respect of the merger.

The OCC’s approval of the merger reflects only its view that that the transaction does not contravene applicable competitive standards imposed by law and is consistent with regulatory policies relating to safety and soundness, and does not represent an opinion by the OCC that the merger is financially favorable to the stockholders of either party or that the OCC has considered the adequacy of the terms of the transaction. SUCH APPROVAL IS NOT AN ENDORSEMENT OF, OR RECOMMENDATION FOR, THE MERGER.

NCC, NBC and Reunion are not aware of any regulatory approvals required for completion of the transactions contemplated by the merger agreement other than those described above. Should any other approvals be required, those approvals will be sought, but there can be no assurance that they will be obtained.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following is a summary description of the anticipated material U.S. federal income tax consequences of the merger generally applicable to U.S. Stockholders (as defined below) of Reunion who hold the common stock as capital assets within the meaning of Section 1221 of the Internal Revenue Code. This summary description deals only with the U.S. federal income tax consequences of the merger. No information is provided regarding the tax consequences of the merger under state, local, gift, estate, foreign or other tax laws. The following is not intended to be a complete description of the U.S. federal income tax consequences of the merger to all Reunion stockholders in light of their particular circumstances or to Reunion stockholders subject to special treatment under U.S. federal income tax laws, such as:

•	Non-U.S. Stockholders (as defined below) (except to the extent discussed under the subheading “Tax Consequences to Non-U.S. Stockholders,” below);

•	entities treated as partnerships for U.S. federal income tax purposes or Reunion stockholders who hold their shares through entities treated as partnerships for U.S. federal income tax purposes;

•	qualified insurance plans;

•	tax-exempt organizations;

•	qualified retirement plans and individual retirement accounts;

•	brokers or dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting;

•	regulated investment companies;

•	real estate investment trusts;

•	persons whose functional currency is not the U.S. dollar;

•	stockholders who received their stock upon the exercise of employee stock options or otherwise acquired their stock as compensation;

•	persons who purchased or will sell their shares of Reunion common stock as part of a wash sale; or

•	stockholders who hold the common stock as part of a “hedge,” “straddle” or other risk reduction, “constructive sale,” or “conversion transaction,” as these terms are used in the Internal Revenue Code.

This discussion is based upon, and subject to, the Internal Revenue Code, the treasury regulations promulgated under the Internal Revenue Code, existing interpretations, administrative rulings and judicial decisions, all of which are in effect as of the date of this statement, and all of which are subject to change, possibly with retroactive effect. Any such change could affect the continuing validity of this discussion. Tax laws are complex, and your individual circumstances may affect the tax consequences to you. You are urged to consult a tax advisor regarding the tax consequences of the merger to you.

U.S. Stockholders

For purposes of this discussion, the term “U.S. Stockholder” means a beneficial owner of Reunion common stock that is:

•	a citizen or resident of the U.S.;

•	a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the U.S. or any of its political subdivisions;

•	a trust that (i) is subject to both the primary supervision of a court within the U.S. and the control of one or more U.S. persons, or (ii) has a valid election in effect under applicable U.S. treasury regulations to be treated as a U.S. person; or

•	an estate that is subject to U.S. federal income tax on its income regardless of its source.

If a partnership (including any entity or arrangement, whether domestic or foreign, that is treated as a partnership for U.S. federal income tax purposes) holds Reunion common stock, the tax treatment of a partner will generally depend on the status of the partners and the activities of the partnership. Partnerships and partners in such a partnership should consult their tax advisors regarding the tax consequences of the merger to them.

Qualification of the Merger as a Reorganization

NCC and Reunion have structured the merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. The obligations of NCC and Reunion to complete the merger are conditioned upon their receipt of a tax opinion from Maynard, Cooper & Gale, P.C. to the effect that:

•	the merger will constitute a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code;

•	the exchange in the merger of Reunion common stock for NCC common stock will not give rise to a gain or loss to the stockholders of Reunion with respect to such exchange, except to the extent of any cash received; and

•	neither Reunion nor NCC will recognize gain or loss as a consequence of the merger (except for income and deferred gain recognized pursuant to Treasury regulations issued under Section 1502 of the Internal Revenue Code).

The tax opinion has been filed as Exhibit 8.1 to the registration statement of which this proxy statement-prospectus is a part. The opinion is based upon law existing on the date of the opinion and upon certain facts, assumptions, limitations, representations and covenants, including those contained in representation letters executed by officers of Reunion and NCC that, if incorrect in certain material respects, would jeopardize the conclusions reached by Maynard, Cooper & Gale, P.C. in its opinion. The tax opinion does not bind the Internal Revenue Service or prevent the Internal Revenue Service from successfully asserting a contrary opinion. No ruling will be requested from the Internal Revenue Service in connection with the merger.

Tax Consequences to U.S. Stockholders

The following discussion summarizes the anticipated material U.S. federal income tax consequences of the merger to owners of Reunion common stock that are U.S. Stockholders and exchange their shares of Reunion common stock for shares of NCC common stock in the merger.

The U.S. federal income tax consequences of the merger to an owner of Reunion common stock that is a U.S. Stockholder generally will depend on whether the U.S. Stockholder exchanges Reunion common stock for cash, NCC common stock or a combination of cash and NCC common stock.

•	Exchange Solely for NCC Stock. No gain or loss will be recognized by U.S. Stockholders upon the exchange of shares of Reunion common stock solely for shares of NCC common stock pursuant to the merger, except in respect of cash received in lieu of the issuance of a fractional share of NCC common stock (as discussed below).

•

Exchange for Cash and NCC Common Stock. A U.S. Stockholder who receives a combination of cash (not including cash received in lieu of the issuance of a fractional share of NCC common stock) and NCC common stock in exchange for Reunion common stock will generally recognize gain (but not loss) in an amount equal to the lesser of: (i) the excess, if any, of (a) the sum of the amount of cash treated as received in exchange for Reunion common stock in the merger (excluding cash received in lieu of a fractional share) plus the fair market value of NCC common stock (including the fair market value of any fractional share) received in the merger, over (b) the U.S. Stockholder’s adjusted tax basis in the shares of Reunion common stock exchanged, or (ii) the amount of cash (excluding cash received in lieu of a fractional share) received in the merger. Any taxable gain to a U.S. Stockholder on the exchange of Reunion common stock generally will be treated as capital gain (either long-term or short-term capital gain depending on whether the stockholder has held such Reunion common stock for more than one (1) year in the case of long-term capital gain or one (1) year or less in the case of short-term capital gain). If a U.S. Stockholder acquired different blocks of Reunion common stock at different times or at different prices, such U.S. Stockholder’s basis and holding period in its shares of NCC common stock may be determined with reference to each block of Reunion common stock. Such U.S. Stockholder should consult his or her individual tax advisor regarding the manner in which gain or loss should be determined. If, however, the cash received has the effect of the distribution of a dividend (as discussed below), the gain will be treated as a dividend to the extent of the U.S. Stockholder’s ratable share of accumulated earnings and profits as calculated for U.S. federal income tax purposes.

•	Exchange of Cash in Lieu of Fractional Share. A U.S. Stockholder who receives cash in lieu of the issuance of a fractional share of NCC common stock will generally be treated as having received such factional share pursuant to the merger and then as having received cash in exchange for such fractional share. Gain or loss generally will be recognized in an amount equal to the difference between (i) the amount of cash received instead of the fractional share and (ii) the portion of the U.S. Stockholder’s aggregate adjusted tax basis of the Reunion shares exchanged in the merger that is allocable to the fractional share of NCC common stock. Such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the holding period for such shares of Reunion common stock is more than one year.

•	Tax Basis of NCC Common Stock Received in the Merger. The aggregate tax basis of the NCC common stock (including a fractional share deemed received and sold for cash as described above) received in the merger will equal the aggregate tax basis of the Reunion common stock surrendered in the exchange, reduced by the amount of cash received, if any, that is treated as received in exchange for Reunion common stock (excluding any cash received in lieu of a fractional share of NCC common stock), and increased by the amount of gain, if any, recognized in the exchange (including any portion of the gain that is treated as a dividend but excluding any gain resulting from a fractional share deemed received and sold for cash as described above).

•	Holding Period of NCC Common Stock Received in the Merger. The holding period for any NCC common stock received in the merger will include the holding period of the Reunion common stock surrendered in the exchange.

•	Possible Treatment of Cash as a Dividend. There are certain circumstances in which all or part of the gain recognized by a U.S. Stockholder will be treated as a dividend rather than capital gain. In general, the determination of whether the gain recognized in the exchange (other than gain with respect to fractional shares) will be treated as capital gain or has the effect of a distribution of a dividend depends upon whether, and to what extent, the exchange reduces the U.S. Stockholder’s deemed percentage stock ownership in NCC. These rules are complex and dependent upon the specific factual circumstances particular to each U.S. Stockholder, including the application of certain constructive ownership rules. Consequently, each U.S. Stockholder should consult its tax advisor regarding the potential tax consequences of the merger to such stockholder.

•	Exchange Solely for Cash. A U.S. Stockholder who receives solely cash in exchange for Reunion common stock, whether as a result of exercising dissenters’ rights, receiving cash in exchange for shares, or otherwise, will generally recognize gain or loss in an amount equal to the difference between the cash received and the U.S. Stockholder’s adjusted tax basis in the shares of Reunion common stock surrendered by such stockholder. Any taxable gain to a U.S. Stockholder on the exchange of United common stock will generally be treated as either long-term or short-term capital gain, depending on such stockholder’s holding period for the Reunion common stock. Each holder of Reunion common stock who contemplates exercising statutory dissenters’ or appraisal rights should consult its tax advisor as to the possibility that all or a portion of the payment received pursuant to the exercise of such rights will be treated as dividend income.

Tax Consequences to NCC and Reunion

Neither NCC nor Reunion will recognize taxable gain or loss as a result of the merger, except for, in the case of Reunion, gain, if any, that has been deferred in accordance with the consolidated return regulations.

Tax Consequences to Non-U.S. Stockholders

For purposes of this discussion, the term “Non-U.S. Stockholder” means a beneficial owner of Reunion common stock (other than an entity treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Stockholder. The rules governing the U.S. federal income taxation of Non-U.S. Stockholders are complex, and no attempt will be made herein to provide more than a limited summary of those rules.

Any gain that a Non-U.S. Stockholder recognizes from the exchange of Reunion common stock for NCC common stock and cash in the merger generally will not be subject to U.S. federal income tax unless (a) the gain is effectively connected with a trade or business conducted by the Non-U.S. Stockholder in the United States, or (b) in the case of a Non-U.S. Stockholder who is an individual, such stockholder is present in the United States for 183 days or more in the taxable year of the sale and other conditions are met. Non-U.S. Stockholders described in (a) above will be subject to tax on gain recognized at applicable U.S. federal income tax rates and, in addition, Non-U.S. Stockholders that are corporations (or treated as corporations for U.S. federal income tax purposes) may be subject to a branch profits tax equal to 30% (or a lesser rate under an applicable income tax treaty) on their effectively connected earnings and profits for the taxable year, which would include such gain. Non-U.S. Stockholders described in (b) above will be subject to a flat 30% tax on any gain recognized, which may be offset by U.S. source capital losses.

As a result of the merger, current stockholders of Reunion common stock may hold NCC common stock. Dividends paid to Non-U.S. Stockholders (to the extent paid out of NCC’s current or accumulated earnings and profits, as determined for U.S. federal income tax purposes) with respect to such shares of NCC common stock will be subject to withholding at a 30% rate or such lower rate as may be specified by an applicable income tax treaty unless the dividends are effectively connected with the conduct of a trade or business within the United States and, if certain tax treaties apply, are attributable to a U.S. permanent establishment, as discussed below. Even if a Non-U.S. Stockholder is eligible for a lower treaty rate, NCC will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividend payments unless NCC has received a valid IRS Form W-8BEN or other documentary evidence establishing entitlement to a lower treaty rate with respect to such payments. If a Non-U.S. Stockholder holds the NCC common stock through a foreign financial institution or other foreign non-financial entity, a 30% withholding tax will be imposed on dividends paid after July 1, 2014, to such “foreign financial institution” or other foreign non-financial entity unless (i) the foreign financial institution undertakes certain due diligence and reporting obligations or (ii) the foreign non-financial entity either certifies that it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner.

If a Non-U.S. Stockholder is subject to withholding at a rate in excess of a reduced rate for which it is eligible under a tax treaty or otherwise, it may be able to obtain a refund of or credit for any amounts withheld in excess of the applicable rate. Investors are encouraged to consult with their own tax advisors regarding the possible implications of these withholding requirements.

Dividends that are effectively connected with the conduct of a trade or business within the United States and, if certain tax treaties apply, are attributable to a U.S. permanent establishment, are not subject to withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated rates. Special certification and disclosure requirements must be satisfied for effectively connected income to be exempt from withholding. Any such effectively connected dividend received by a Non-U.S. Stockholder that is a corporation for U.S. federal income tax purposes may be subject to an additional branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty.

Tax Consequences if the Merger Does Not Qualify as a Reorganization

If the merger fails to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, the merger will be a fully taxable transaction to the stockholders of Reunion. In such case, U.S. Stockholders will recognize gain or loss measured by the difference between the total consideration received in the merger and such stockholders’ tax basis in the shares of Reunion common stock surrendered in the merger. Each Reunion stockholder is urged to consult its tax advisor regarding the manner in which gain or loss should be calculated among different blocks of Reunion common stock surrendered in the merger. The aggregate tax basis in the shares of NCC common stock received pursuant to the merger will be equal to the fair market value of such NCC common stock as of the closing date of the merger. The holding period of such shares of NCC common stock will begin on the date immediately following the closing date of the merger.

Backup Withholding and Information Reporting

In general, information reporting requirements may apply to the cash payments made to stockholders of Reunion common stock in connection with the merger, unless an exemption applies. Backup withholding may be imposed on the above payments at a rate of 28% if a U.S. Stockholder or Non-U.S. Stockholder (i) fails to provide a taxpayer identification number or appropriate certificates, or (ii) otherwise fails to comply with all applicable requirements of the backup withholding rules.

Any amounts withheld from payments to stockholders of Reunion common stock under the backup withholding rules are not an additional tax and will be allowed as a refund or credit against your applicable U.S. federal income tax liability, provided the required information is furnished to the Internal Revenue Service. Both U.S. Stockholders and Non-U.S. Stockholders should consult their own tax advisors regarding the application of backup withholding based on their particular circumstances and the availability and procedure for obtaining an exemption from backup withholding.

Rates of Taxation under Current Law

Currently, net long-term capital gains and qualified dividend income are taxed generally at a maximum rate of 20% (for individuals earning $400,000 or more per year and married individuals filing jointly earning $450,000 or more or $225,000 or more per year for married individuals filing separately). Reunion stockholders should consult their own tax advisors regarding the availability of the preferential tax rates in light of such stockholders’ particular circumstances.

Additionally, a U.S. Stockholder is subject to a 3.8% Medicare tax on certain net investment income earned by individuals, estates and trusts. For this purpose, net investment income generally includes a stockholder’s allocable share of income and gain realized by a stockholder from a sale of stock. In the case of an individual, the tax will be imposed on the lesser of (i) the stockholder’s net investment income, or (ii) the amount by which the stockholder’s modified adjusted gross income exceeds a certain threshold (which is $250,000 in the case of married individuals filing jointly, $125,000 in the case of married individuals filing separately, and $200,000 in all other cases).

THE MERGER AGREEMENT

This section of the proxy statement-prospectus describes certain provisions of the merger agreement. It is not intended to include every term of the merger, but rather addresses only the significant aspects of the merger. This discussion is qualified in its entirety by reference to the full text of the merger agreement, which is attached to this proxy statement-prospectus as Appendix A, and which is incorporated herein by reference. You are urged to carefully read the merger agreement and the accompanying exhibits, as well as the discussion in this document.

General; Effect of the Merger; Business and Operations after the Merger

If the stockholders of Reunion approve the merger agreement and the other conditions to the consummation of the merger are satisfied, Reunion will merge with and into NBC, NBC will be the surviving association in the merger and Reunion will cease to exist. At the effective time of the merger:

•	the articles of association and bylaws of NBC in effect immediately prior to the effective time of the merger will be the articles of association and bylaws of the surviving association;

•	NBC will continue to be governed by the provisions of the National Bank Act and the laws of the United States;

•	the directors of NCC and of NBC as the surviving association in the merger will be the directors of NCC and NBC, respectively, immediately prior to the effective time of the merger, plus Dr. Stephen A. Sevigny, who has been selected pursuant to the merger agreement to serve on NCC’s and NBC’s respective boards of directors and will be nominated to serve at each of NCC’s and NBC’s first and second annual meetings of stockholders following the effective date of the merger, unless Dr. Sevigny is disqualified from service as a director based on the occurrence of certain specified events. NCC and NBC have agreed to take all steps required under their respective bylaws to increase the size of their boards and to appoint Dr. Sevigny to their boards as of the effective time of the merger, and NCC has agreed in its capacity as sole stockholder of NBC to vote in favor of Dr. Sevigny as a director of NBC in accordance with the terms set forth above; and

•	all rights, franchises and interests of Reunion and NBC in and to every type of property will be vested in NBC as the surviving association, and all liabilities and obligations of Reunion and NBC will be deemed to have been assumed by NBC as the surviving association.

Following the merger of Reunion with and into NBC, the business of Reunion will be conducted through NBC. For at least two years following the effective time of the merger, the former offices of Reunion will conduct business under the trade name “Reunion Bank of Florida, a division of National Bank of Commerce.”

Merger Consideration

If the merger is completed, Reunion stockholders will have the opportunity to elect to receive, for each of their shares of Reunion common stock, either 0.7273 of a share of NCC common stock or $16.00 in cash. However, the total amount of cash payable in the merger will be equal to, as nearly as practicable, but in no event will exceed, $7,365,680 (the “total cash amount”). Accordingly, elections by Reunion shareholders to receive a particular form of consideration, whether cash or shares of NCC common stock, will be prorated as necessary to cause the total amount of cash payable by NCC in the merger to equal, as nearly as practicable, the total cash amount.

No fractional shares of NCC common stock will be issued in connection with the merger. Instead, NCC will make a cash payment, without interest, to each stockholder of Reunion who would otherwise receive a fractional share of NCC common stock in an amount determined by multiplying the fraction of a share of NCC common stock otherwise issuable by the average closing price (rounded to two decimal places) for a share of NCC common stock as reported by Nasdaq during the ten (10) consecutive business days ending on the fifth business day prior to the date of the closing of the merger. The amount of cash available for cash payments in lieu of fractional shares will not affect, and will not be affected by, the total cash amount described above.

Election Procedures; Surrender of Reunion Stock Certificates

A form of election will be provided to Reunion stockholders at a later date, and Reunion stockholders should carefully review and follow the instructions that will be included with the election form. The deadline to make an election will be 5:00 p.m. Eastern Time on the day before the special meeting of Reunion stockholders. In the event that the number of shares of Reunion common stock as to which holders have elected to receive cash would result in a cash payout that is either greater or less than the total cash amount, certain stockholders will have their elections prorated, as described in further detail below, to ensure that the amount of cash to be paid in the merger is equal to, as nearly as practicable, but in no event exceeds, the total cash amount.

Any shares of Reunion common stock as to which a Reunion stockholder does not submit a properly completed election form prior to the election deadline, and any shares of Reunion common stock as to which a Reunion stockholder has elected to receive NCC common stock, will be converted into shares of NCC common stock at the effective time of the merger. However, some of these shares may instead be converted into a right to receive cash if the amount of cash otherwise payable as a result of cash elections by Reunion stockholders is less than the total cash amount. Election forms may be revoked or amended at any time prior to the election deadline.

At the effective time of the merger, Reunion stockholders who will receive NCC common stock in the merger will automatically become entitled to all of the rights and privileges afforded to NCC stockholders as of that time; however, because NCC common stock is issued in “book entry” form only, former Reunion stockholders will not receive a physical certificate representing shares of NCC common stock in exchange for their Reunion share certificates. Reunion stockholders who will receive cash in the merger will be entitled to receipt of that cash upon the surrender of their Reunion stock certificates.

Broadridge Corporate Issuer Solutions, Inc. will serve as exchange agent for the merger. Within five business days after the effective date of the merger, NCC will send or cause to be sent to all Reunion stockholders (other than any stockholders who have exercised their dissenters’ rights) a letter of transmittal with instructions for exchanging their Reunion stock certificates for the merger consideration to which they are entitled. Each Reunion stock certificate issued and outstanding immediately prior to the effective time of the merger will be deemed for all purposes to evidence the right to receive the merger consideration to which such holder is entitled, regardless of when the certificates are actually exchanged. You should not send in your Reunion stock certificate(s) until you have received a letter of transmittal and further written instructions after the effective date of the merger. Please do NOT send in your stock certificate(s) with your proxy card.

Beginning on the date that is six months after the effective date of the merger, NCC will delay paying former stockholders of Reunion who become holders of NCC common stock pursuant to the merger any dividends or other distributions that may become payable to holders of record of NCC common stock until they have surrendered their certificates evidencing their Reunion common stock, at which time NCC will pay any such dividends or other distributions without interest.

After the exchange agent receives your Reunion certificate(s), together with a properly completed letter of transmittal, it will deliver to you the merger consideration to which you are entitled, consisting of a record of the book entry of shares of NCC common stock that have been issued to you (together with any withheld dividends or other distributions, but without interest thereon) and any cash payments due for cash elections or in lieu of fractional shares, in each case without interest.

Stockholders who cannot locate their stock certificates may receive the merger consideration to which they are otherwise entitled upon presentation of the following: (a) evidence to the reasonable satisfaction of NCC that any such stock certificate has been lost, wrongfully taken or destroyed; (b) such security or indemnity to be procured at the stockholder’s sole expense as may be reasonably requested by NCC or its exchange agent to indemnify and hold NCC and the exchange agent harmless; and (c) evidence satisfactory to NCC that such person is the owner of the shares represented by each certificate claimed by the holder to be lost, wrongfully taken or destroyed and that the holder is the person who would be entitled to present the certificate for exchange pursuant to the merger agreement.

Proration Procedures

No guarantee can be made that you will receive the amount of cash or number of shares of NCC common stock that you elect to receive in the merger. As a result of the proration procedures and other limitations outlined in this proxy statement-prospectus and in the merger agreement, you may receive NCC common stock or cash in amounts that vary from the amounts that you elect to receive.

Your right to receive cash or shares of NCC common stock in the merger is subject to certain proration procedures designed to ensure that the aggregate cash consideration to be paid by NCC to Reunion stockholders (not including cash paid in lieu of fractional shares or cash paid to dissenting stockholders) is equal as nearly as practicable to, but does not exceed, the total cash amount ($7,365,680), which represents an aggregate of 460,355 shares of Reunion common stock that will be converted into a right to receive cash.

Oversubscription of Cash Elections

Shares of NCC common stock may be issued to Reunion stockholders who make cash elections if the total cash elections are oversubscribed, such that the aggregate cash amount that would otherwise be paid in the merger pursuant to such elections would be greater than the total cash amount. If the aggregate cash elections exceed the total cash amount, then:

•	each Reunion stockholder making either a stock election, no election or an invalid cash election will receive NCC common stock for each share of Reunion common stock as to which that stockholder made a stock election, no election or an invalid cash election;

•	the number of shares of Reunion common stock as to which a stockholder has submitted a valid cash election will be automatically reduced to the number of shares equal to the product of (A) the total number of such stockholder’s cash election shares and (B) a fraction, the numerator of which is the total number of shares of Reunion common stock with respect to which cash may be paid (460,355), and the denominator of which is the aggregate number of cash election shares designated in all valid cash elections;

•	each cash election share remaining after the foregoing adjustment will be converted into the right to receive the per-share cash consideration; and

•	each share of Reunion common stock that would have been a cash election share but for the foregoing adjustment will automatically be deemed to be a stock election share, and the holder will receive shares of NCC common stock at the exchange ratio with respect to such shares.

For example, assuming that a Reunion stockholder owning 1,000 shares of Reunion common stock makes a valid cash election with respect to all 1,000 shares and that the total number of shares of Reunion common stock as to which valid cash elections are made is 600,000, then (i) such stockholder’s cash election shares will be reduced to 1,000 x (460,355 / 600,000), or 767.2583 shares; (ii) such stockholder will receive cash in the amount of $12,276.13 (calculated as $16.00 x 767.2583); and (iii) with respect to the remaining 232.7147 shares of Reunion common stock owned, such stockholder will receive 169 shares of NCC common stock (calculated as 232.7147 multiplied by the exchange ratio of 0.7273) and a small amount of cash in lieu of the remaining fractional share following the conversion.

Undersubscription of Cash Elections

If the aggregate amount of cash elected by Reunion stockholders is less than the total cash amount, then certain shares of common stock will be converted into a right to receive cash until the aggregate amount of cash payable equals the total cash amount, as follows:

•	any shares for which a valid election has been made to receive cash will be converted into a right to receive the per-share cash consideration;

•	shares of Reunion common stock with respect to which an election to receive NCC common stock is deemed to have been made as a result of a failure by the holders thereof to submit an effective, properly completed election form by the election deadline will be converted into a right to receive the per-share cash consideration through an equitable proration process to be agreed upon by NCC and Reunion prior to the effective time of the merger;

•	if, after the conversion of all such shares, the amount of cash deemed elected by Reunion stockholders is still less than the total cash amount, then shares of Reunion common stock with respect to which a valid election has been made to receive NCC common stock will be converted through an equitable proration process to be agreed upon by NCC and Reunion into the right to receive the per-share cash consideration in a number necessary to cause the aggregate amount of cash payable to equal as closely as practicable, but not to exceed, the total cash amount; and

•	each share of Reunion common stock with respect to which an election to receive NCC common stock has been made (or is deemed to have been made) that is not modified pursuant to the proration procedures described above will be converted into a right to receive NCC common stock in accordance with the exchange ratio and the other conversion provisions described herein.

For example, based on 2,301,733 shares of Reunion common stock outstanding as of the determination date and assuming that (i) elections to receive NCC common stock are made with respect to 1,901,733 shares of Reunion common stock; (ii) elections to receive cash are made with respect to 300,000 shares of Reunion common stock; (iii) no election is made with respect to 100,000 shares of Reunion common stock; and (iv) NCC and Reunion agree to use a traditional proration procedure equally applicable across all electing shares, then, in order to ensure that the aggregate amount of cash payable in the merger equals as closely as practicable the total cash amount, (w) all shares of Reunion common stock with respect to which a cash election has been made (300,000 shares) will be converted into the right to receive cash, (x) all shares of Reunion common stock with respect to which no election has been made (100,000 shares) will be converted into the right to receive cash, (y) all elections to receive NCC common stock will be prorated by approximately 3.1737% (calculated as (460,355 – 400,000) / 1,901,733), such that shares subject to the proration will instead be converted into the right to receive cash; and (z) the remaining shares for which an election has been made to receive NCC common stock that are not subject to the proration procedure will each be converted into a right to receive NCC common stock according to the exchange ratio. In this example, a Reunion stockholder owning 1,000 shares of Reunion common stock who makes an election to receive NCC common stock with respect to all such shares would receive $507.79 (calculated as $16.00 x (1,000 x 3.1737%)) in cash as a result of the proration, 704 shares of NCC common stock (calculated as 968.263 x the exchange ratio of 0.7273), and a small amount of cash in lieu of the remaining fractional share following the conversion.

Effect of the Merger on NCC and NBC Common Stock

Each share of NCC and NBC common stock issued and outstanding immediately prior to the effective time of the merger will continue to be an issued and outstanding share of NCC or NBC common stock, respectively, from and after the effective time of the merger.

Dissenters’ Rights

Holders of shares of Reunion common stock who properly elect to exercise the dissenters’ rights available to them under federal law will not have their shares converted into the right to receive merger consideration. If a holder’s dissenters’ rights are lost or withdrawn, such holder will receive his, her or its pro rata portion of the merger consideration. See “Dissenters’ Rights of Appraisal” beginning on page 89 and Appendix B for additional information.

Reunion stockholders should be aware that the merger agreement can be terminated by NCC’s board of directors if holders of more than 5% of the outstanding shares of Reunion common stock exercise dissenters’ rights. See “Termination of the Merger Agreement; Termination Fee” below.

Effect of the Merger on Reunion Options

As of July 7, 2015, the date of the merger agreement, there were options to purchase 286,343 shares of Reunion common stock outstanding at a weighted average exercise price of $10.26 per share. The merger agreement provides that each outstanding and unexercised option to purchase shares of Reunion common stock will cease to represent an option to purchase Reunion common stock at the effective time of the merger and will be converted automatically into an option to purchase NCC common stock, and NCC will assume each Reunion option subject to its terms, including any acceleration in vesting that will occur as a consequence of the merger. At the effective time of the merger, (i) the number of shares of NCC common stock that can be purchased upon exercise of each Reunion option will equal the product of (A) the number of shares of Reunion common stock that could have been purchased under the Reunion option immediately prior to the effective time of the merger and (B) the exchange ratio of 0.7273, rounded to the nearest whole share; and (ii) the per-share exercise price for each Reunion option will equal the quotient obtained by dividing (A) the per-share exercise price of the Reunion option in effect immediately prior to the effective time of the merger by (B) the exchange ratio, rounded to the nearest cent. The merger agreement provides that as soon as practicable after the effective time of the merger, NCC will file a registration statement with the SEC with respect to the shares of NCC common stock subject to converted or substituted Reunion options.

Closing and Effective Time of the Merger

The merger will be completed only if all of the following occur:

•	the merger agreement is approved by Reunion’s stockholders;

•	all required regulatory consents and approvals are obtained; and

•	all other conditions to the merger discussed in this proxy statement-prospectus and the merger agreement are either satisfied or waived. See “Conditions to the Merger” below.

If all of these conditions are met, the closing of the merger will occur on the last business day of the month in which all of the closing conditions are satisfied or waived, unless otherwise mutually agreed upon in writing by the chief executive officers of NCC and Reunion.

Representations and Warranties in the Merger Agreement

The merger agreement contains generally customary representations and warranties of Reunion, on the one hand, and of NCC, on the other hand, relating to their respective businesses. The representations and warranties of each of Reunion and NCC were made solely for the benefit of the other. The assertions embodied in those representations and warranties are modified or qualified by information in confidential disclosure schedules that the parties have exchanged in connection with their execution of the merger agreement on July 7, 2015. Moreover, certain representations and warranties in the merger agreement were used for the purpose of allocating risk between Reunion and NCC.

Additionally, the representations and warranties of the parties that are contained in the merger agreement were made only as of the date of the merger agreement or such other date as is specified therein and will not survive the effective time of the merger, except for those that by their terms apply in whole or in part after the effective time.

Reunion’s representations and warranties are contained in Article 5 of the merger agreement and relate to, among other things:

•	organization, standing and power;

•	authority; no breach by agreement;

•	capital stock;

•	subsidiaries;

•	financial statements;

•	absence of undisclosed liabilities;

•	absence of certain changes or events;

•	tax matters;

•	loan portfolio;

•	assets; real property; insurance;

•	environmental matters;

•	compliance with laws;

•	labor relations; employees;

•	employee benefit plans;

•	material contracts;

•	legal proceedings;

•	reports;

•	statements true and correct;

•	accounting, tax and regulatory matters;

•	offices;

•	data processing systems;

•	intellectual property;

•	fiduciary responsibilities;

•	financial advisor;

•	regulatory approvals;

•	opinion of counsel;

•	repurchase agreements; derivatives; securitizations;

•	antitakeover provisions;

•	transactions with management;

•	absence of certain business practices;

•	privacy of customer information;

•	deposits;

•	accounting controls; and

•	registration obligations.

NCC’s representations and warranties are contained in Article 6 of the merger agreement and relate to, among other things:

•	organization, standing and power;

•	authority; no breach by agreement;

•	capital stock;

•	reports and financial statements;

•	absence of undisclosed liabilities;

•	absence of certain changes or events;

•	compliance with laws;

•	material contracts;

•	legal proceedings;

•	statements true and correct;

•	tax and regulatory matters;

•	Securities Act and Exchange Act compliance;

•	regulatory approvals;

•	opinion of counsel;

•	absence of certain business practices; and

•	accounting controls.

Conditions to the Merger

The merger agreement contains a number of conditions that must be satisfied or waived (if they are able to be waived) to complete the merger. The respective obligations of each party to complete the merger are subject to the fulfillment or waiver of the following, among other things:

•	approval by Reunion’s stockholders of the merger agreement by the required vote;

•	approval of the merger by the OCC;

•	receipt of all third-party consents necessary to consummate the merger, other than those that would not have a material adverse effect on the party required to obtain the consent;

•	the absence of (i) any law or order by a regulatory authority or court of competent jurisdiction prohibiting or restricting the merger or (ii) any threatened or pending action or proceeding by any person that renders the consummation of the merger impossible or inadvisable;

•	the receipt of a favorable tax opinion from Maynard, Cooper & Gale, P.C. that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, that the share exchange will not give rise to gain or loss to Reunion stockholders (except to the extent of any cash received), and that neither Reunion nor NCC will recognize gain or loss as a consequence of the merger, subject to certain possible exceptions; and

•	this registration statement on Form S-4 shall have been declared effective under the Securities Act by the SEC, no stop order suspending its effectiveness shall have been issued, no action, suit, proceeding or investigation for that purpose shall have been initiated or threatened by the SEC, and all state securities permits, authorizations or exemptions shall have been received or confirmed, as applicable, as are necessary for the issuance of NCC common stock pursuant to the terms of the merger agreement.

The obligations of NCC and NBC to complete the merger are subject to the satisfaction (or waiver by NCC) of the following additional conditions:

•	the accuracy of Reunion’s representations and warranties;

•	the performance by Reunion of all of its covenants and obligations required to be performed prior to the effective time of the merger;

•	the delivery by Reunion of a certificate signed by its chief executive officer and chief financial officer attesting to the satisfaction of the conditions above and certain other conditions, as well as certified copies of the resolutions of the board of directors and stockholders of Reunion evidencing the authorization of the merger agreement and the merger;

•	immediately prior to the merger, Reunion will have a minimum adjusted stockholders’ equity of not less than $26,250,000;

•	the completion of any adjustments to charge-offs, reserves and accruals in Reunion’s records that are reasonably requested by NCC in order to conform Reunion’s loan, accrual, capital, reserve and other accounting policies to those of NBC;

•	NCC’s satisfaction that the merger will not trigger any “excess parachute payment,” as defined in Section 280G of the Internal Revenue Code;

•	the receipt by NCC of satisfactory documentation of (i) the termination of all employment agreements in effect at Reunion prior to the effective time of the merger and (ii) the execution of new employment agreements with certain employees of Reunion;

•	the absence of any action by a regulatory authority with respect to Reunion (i) asserting that Reunion is not in compliance with applicable laws and orders, (ii) revoking any material permit, or (iii) imposing or requiring a cease and desist order, formal agreement or similar arrangement that is likely to restrict or impair Reunion’s business or prospects;

•	the absence of any fact, litigation, claim, event or condition that NCC determines in good faith (i) would have (or may be foreseen to have) a material adverse effect on Reunion or the consummation of the merger, or (ii) would render the merger impractical because of any state of war, national emergency, banking moratorium or general suspension of trading on any national securities exchange;

•	the receipt of all consents and approvals from persons whose consent or approval is required to permit the succession by NBC to any obligation, right or interest of Reunion under any agreement or instrument, except for those for which failure to obtain such consent or approval would not have a material adverse effect on NBC as the surviving association or on the consummation of the merger;

•	the delivery by Reunion of a certificate stating that Reunion is not aware of any pending, threatened or potential claim against the directors or officers of Reunion, or under Reunion’s directors and officers insurance policy or fidelity bond coverage;

•	no material increase in Reunion’s classified loans since the date of the merger agreement;

•	the delivery by Reunion of evidence and documentation regarding the termination, modification or continuation of certain of Reunion’s employee benefit plans, as may be requested by NCC;

•	the fairness opinion of Keefe, Bruyette & Woods, Inc. delivered to NCC’s board of directors on July 6, 2015 shall not have been withdrawn due to a material adverse effect with respect to Reunion; and

•	the absence of any threatened or pending action, proceeding or claim against Reunion or any of its directors or officers that would result in a material adverse effect on Reunion.

Reunion’s obligation to complete the merger is subject to the satisfaction (or waiver by Reunion) of the following additional conditions:

•	the accuracy of NCC’s representations and warranties;

•	the performance by NCC of all of its covenants and obligations required to be performed prior to the effective time of the merger;

•	the delivery by NCC of a certificate signed by its chief executive officer and chief financial officer attesting to the satisfaction of the conditions above, as well as certified copies of the resolutions of the boards of directors and NCC and NBC and of NCC as the sole shareholder of NBC evidencing the authorization of the merger agreement and the merger;

•	the fairness opinion of Monroe delivered to Reunion’s board of directors on July 7, 2015 shall not have been withdrawn due to a material adverse effect with respect to NCC;

•	the absence of any action by a regulatory authority with respect to NCC or any of its subsidiaries (i) asserting that such entity is not in compliance with applicable laws and orders, (ii) revoking any material permit, or (iii) imposing or requiring a cease and desist order, formal agreement or similar arrangement that is likely to restrict or impair such entity’s business or prospects;

•	the absence of any fact, litigation, claim, event or condition that Reunion determines in good faith (i) would have (or may be foreseen to have) a material adverse effect on NCC or the consummation of the merger, or (ii) would render the merger impractical because of any state of war, national emergency, banking moratorium or general suspension of trading on any national securities exchange; and

•	the absence of any threatened or pending action, proceeding or claim against NCC or its subsidiaries or any of their respective directors or officers that would result in a material adverse effect on such entity.

The conditions to the merger are set forth in Article 9 of the merger agreement. The parties intend to complete the merger as soon as practicable after all conditions have been satisfied or waived; however, there can be no assurance that all conditions will be satisfied or waived.

Waiver and Amendment

Nearly all of the conditions to completing the merger may be waived at any time by the party for whose benefit they were created; however, the merger agreement provides that the parties may not waive any condition that would result in the violation of any law or regulation. Also, the parties may amend or supplement the merger agreement at any time by written agreement. Any change in the terms of the merger agreement after the special meeting of Reunion’s stockholders that requires the approval of stockholders under applicable law may require a re-solicitation of votes from Reunion’s stockholders with respect to the amended merger agreement.

Business of Reunion and NCC Pending the Merger

The merger agreement requires each party to continue to operate its business in the ordinary course prior to the merger, to preserve its business organization, goodwill, assets, business relationships and rights and franchises pending the merger and to refrain from taking any action that would materially adversely affect the receipt of required regulatory or other consents or materially adversely affect any party’s ability to perform its covenants and agreements under the merger agreement. Additionally, NCC and Reunion have each agreed to have its designated representative confer periodically with the representative of the other regarding its business and operations, to permit the other party to investigate its business, properties and financial and legal condition and to notify the other party of certain events or circumstances, such as material changes in its business, government actions or breaches of representations, warranties or covenants under the merger agreement.

In addition, subject to certain specified exceptions as provided in section 7.2 of the merger agreement, Reunion may not, without NCC’s consent, take or agree to take any of the following actions, among others:

•	amend its articles of incorporation, bylaws or other governing instruments;

•	incur any additional debt or other obligation, except in the ordinary course of business and consistent with past practices, or permit the existence of a lien on any share of stock held by Reunion;

•	redeem, repurchase, or otherwise acquire or exchange any shares of its capital stock (except exchanges in the ordinary course in connection with the exercise of options to purchase Reunion common stock) or declare or pay any distribution or dividend on its capital stock;

•	issue, sell, pledge, encumber (or enter into a contract to do any of the foregoing), authorize the issuance of, or otherwise permit to become outstanding, any additional shares of its common stock or any rights to acquire such stock or securities convertible into such stock, except pursuant to the exercise of currently outstanding options;

•	adjust, split, combine, substitute or reclassify any shares of its common stock or issue or authorize the issuance of any other securities with respect to or in substitution for shares of its common stock, or sell, lease, mortgage or otherwise encumber any shares of its capital stock or, other than in the ordinary course of business for reasonable and adequate consideration, any of its assets;

•	acquire any direct or indirect equity interest in any person, other than in connection with foreclosures in the ordinary course of business or solely in a fiduciary capacity;

•	grant any increase in compensation or benefits to its directors, officers or employees, except in accordance with past practices with respect to employees; pay any bonus except in accordance with past practices and pursuant to the provisions of an applicable program or plan adopted by the Reunion board of directors prior to the date of the merger agreement; or enter into or amend any severance agreements or change in control agreements with any of its directors, officers or employees;

•	enter into or amend any employment contract that Reunion does not have the unconditional right to terminate without liability (other than liability for services already rendered), at any time on or after the effective time of the merger;

•	adopt any new employee benefit plan or make any material change in or to any existing employee benefit plans other than any such change that is required by law or that, in the opinion of counsel, is necessary or advisable to maintain the tax-qualified status of any such plan, except that Reunion may continue to accrue incentive compensation amounts for its employees to be paid prior to the effective time of the merger up to an agreed-upon maximum amount;

•	make any material change in any accounting methods or systems of internal accounting controls, except as may be appropriate to conform to changes in GAAP or regulatory accounting principles;

•	commence any litigation other than in accordance with past practice or settle any litigation involving any liability of Reunion for material monetary damages or restrictions upon Reunion’s operations;

•	enter into any material transaction or course of conduct not in the ordinary course of business, or not consistent with safe and sound banking practices, or not consistent with applicable laws;

•	fail to file timely any report required to be filed by it with any regulatory authority;

•	make any loan or advance to any 5% stockholder, director or officer, or any immediate family member of the foregoing, or any known related interest of any of the foregoing, except for certain advances under unfunded loan commitments in existence on the date of the merger agreement or renewals of any loans or advances outstanding on the date of the merger agreement on terms and conditions substantially similar to the original loan or advance;

•	cancel without payment in full, or modify in any material respect any contract relating to any loan or other obligation receivable from any 5% stockholder, director or officer of Reunion, or any immediate family member of the foregoing, or any known related interest of the foregoing;

•	enter into any contract for services or otherwise with any 5% stockholder, director, officer or employee of Reunion or its subsidiaries, with any immediate family member of the foregoing, or with any known related interest of the foregoing;

•	modify, amend or terminate any material contract or waive, release, compromise or assign any material rights or claims, except in the ordinary course of business and for fair consideration;

•	file any application to relocate or terminate the operations of any of its banking offices;

•	except as may be required by applicable law or to comply with any request or recommendation made by any regulatory authority, change its o lending, investment, liability management and other material banking policies in any material respect;

•	intentionally take any action that would reasonably be expected to jeopardize or delay the receipt of any of the regulatory approvals required in order to complete the merger;

•	take any action that would cause the transactions provided for in the merger agreement to be subject to requirements imposed by any takeover law;

•	make or renew any loan to any person (including, in the case of an individual, his or her immediate family) who or that (directly or indirectly) owes, or would as a result of such loan or renewal owe, more than an aggregate of $1,000,000 of secured indebtedness or more than $150,000 of unsecured indebtedness;

•	increase or decrease the rate of interest paid on time deposits or on certificates of deposit, except in a manner and pursuant to policies consistent with past policies;

•	purchase or otherwise acquire any investment securities for its own account having an average remaining life to maturity greater than five years (except for municipal bonds of any maturity after consultation with NCC), or any asset-backed security, other than those issued or guaranteed by the Government National Mortgage Association, Federal National Mortgage Association or Home Loan Mortgage Corporation;

•	except for residential real property, “other real estate owned” and mobile home property owned by and reflected on the books of Reunion as of the date of the merger agreement, the sale of which will not result in a material loss, sell, transfer, convey or otherwise dispose of any real property or interests therein having a book value in excess of or in exchange for consideration in excess of $100,000;

•	make or commit to make any capital expenditures individually in excess of $50,000, or in the aggregate in excess of $100,000;

•	take any action that is likely to materially impair or delay Reunion’s ability to perform any of its obligations under the merger agreement; or

•	agree or commit to do any of the foregoing.

In addition to the general limitations set forth above, subject to certain specified exceptions as provided in section 7.7 of the merger agreement, NCC may not, without Reunion’s consent, take or agree to take any of the following actions, among others:

•	take any action that is likely to materially impair or delay NCC’s ability to perform any of its obligations under the merger agreement;

•	amend its certificate of incorporation or bylaws or other governing instruments or those of its subsidiaries in a manner that would adversely affect Reunion or its stockholders;

•	settle any claim, action or proceeding against it that would create an adverse precedent for other similar claims which, in the aggregate, would be material to NCC after the effective time of the merger; or

•	agree or commit to do any of the foregoing.

No Solicitation of Alternative Transactions

Upon execution of the merger agreement, Reunion and its officers, directors, employees, representatives and agents were prohibited from, directly or indirectly, (i) soliciting, initiating or knowingly encouraging any inquiries or proposals with respect to, (ii) entering into any letter of intent or agreement (other than a confidentiality agreement) related to, or (iii) participating in any discussions or negotiations regarding, or knowingly taking any other action to facilitate any inquiries or the making of, any of the following: (a) any tender offer or exchange offer for Reunion stock, (b) any proposal for a merger or consolidation with, acquisition of all of the stock or assets of, or other business combination involving Reunion, or (c) any proposal or offer to acquire more than 10% of the voting power in, or 10% of the business, assets or deposits of, Reunion (an “Acquisition Proposal”); provided, however, that if Reunion receives an unsolicited bona fide written Acquisition Proposal prior to the meeting of Reunion stockholders that, in the good faith judgment of the Reunion board of directors after consultation with a financial adviser, is, or is reasonably likely to lead to the delivery of, a “Superior Proposal” (as defined below) and the Reunion board of directors determines, after consultation with outside legal counsel, that failure to participate in discussions regarding such Acquisition Proposal would likely result in a violation of its fiduciary duties under applicable law, then Reunion may furnish any information regarding Reunion pursuant to a confidentiality agreement and may participate in negotiations or discussions concerning such Acquisition Proposal.

As defined in the merger agreement, a “Superior Proposal” means a bona fide written acquisition proposal (including (i) any tender offer or exchange offer for Reunion stock, (ii) any proposal for a merger or consolidation with, acquisition of all of the stock or assets of, or other business combination involving Reunion, or (iii) any proposal or offer to acquire 100% of the voting power in, or 100% of the business, assets or deposits of, Reunion), which the Reunion board of directors concludes in good faith to be more favorable from a financial point of view to its stockholders than the merger with NBC and the other transactions contemplated by merger agreement. However, the Reunion board of directors must reach such conclusion only after (i) receiving the advice of its financial advisor, (ii) taking into account the likelihood of consummation of such transaction on the terms set forth in the proposal (as compared to, and with due regard for, the terms of the merger agreement with NCC and NBC), and (iii) taking into account all legal, financial, regulatory and other aspects of the proposal and other relevant factors permitted under applicable law.

Except with respect to certain actions taken in connection with a Superior Proposal, Reunion’s board of directors may not withdraw or modify its recommendation to its stockholders of the merger, approve or recommend to its stockholders any alternative Acquisition Proposal, or enter into any letter of intent or other agreement (other than a confidentiality agreement) related to an Acquisition Proposal. Reunion is also required to notify NCC promptly if it receives any inquiries from third parties. A termination of the merger agreement by Reunion in respect of an alternative Acquisition Proposal may under certain circumstances give rise to a right by NCC to collect a termination fee. For more information, see “The Merger Agreement – Termination of the Merger Agreement; Termination Fee.”

Additional Covenants and Agreements

The merger agreement contains certain additional agreements and covenants on the part of NCC and Reunion, including the following:

•	NCC agreed to use commercially reasonable efforts to (i) file a registration statement on Form S-4 with the SEC in connection with the shares to be issued in the merger, (ii) obtain all necessary state securities law permits and approvals and (iii) cause the listing of the NCC common stock issuable in the merger on the Nasdaq Global Select Market (or to notify Nasdaq of the issuance of the shares of NCC common stock in the merger within the requisite time period after the closing date of the merger), and Reunion agreed to provide the necessary information and otherwise cooperate in this effort and to mail the proxy statement-prospectus and notice of the special meeting to its stockholders;

•	each party agreed to afford the officers, employees, accountants, counsel and other representatives of the other party access to its properties, books and records;

•	the parties agreed to use their commercially reasonable efforts to take or cause to be taken all actions, and to do or cause to be done all things necessary, proper or advisable to consummate the transactions provided for in the merger agreement;

•	Reunion agreed to call a meeting of its stockholders as soon as practicable after the effective date of the registration statement of which this proxy statement-prospectus is a part and to perform certain other actions in connection with such meeting;

•	Reunion agreed to deliver to NCC, within three business days after its stockholders’ meeting, a certificate setting forth the name of, and number of shares held by, any of its stockholders who dissented in writing or voted against the merger agreement;

•	the parties agreed to cooperate with respect to the publication of any public announcement regarding the merger agreement and the merger;

•	each party agreed to pay its own costs and expenses incurred in connection with the merger;

•	each party agreed to consummate the merger upon the completion of all closing conditions and not to take any action reasonably calculated to prevent the closing of the merger or to unreasonably delay any action reasonably required to be taken by it to facilitate the closing of the merger;

•	each party affirmed that it has received a fairness opinion from its respective financial advisor in connection with the merger and reserved the right to have such fairness opinion updated to account for any material adverse effect that has occurred with respect to the other party;

•	each party agreed to use its commercially reasonable efforts to cause the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code for federal income tax purposes;

•	Reunion agreed, at NCC’s election and expense, to procure and deliver environmental audits, title insurance policy commitments and surveys with respect to any real property owned, leased or subleased by Reunion;

•	Reunion agreed to take, or cause to be taken, all commercially reasonable steps requested by NCC to cure any deficiencies in regulatory compliance;

•	Reunion agreed to record all charge-offs, reserves and accruals reasonably requested by NCC in order to conform Reunion’s loan, accrual, capital, reserve and other accounting policies to those of NBC;

•	Reunion agreed, if requested by NCC, to take an inventory of all of its fixed assets at least thirty days prior to the effective date of the merger, to allow NCC’s representatives to be present for such inventory, and to deliver all records and reports produced in connection with such inventory;

•	NCC agreed to indemnify Reunion’s directors and officers against certain liabilities and to provide directors’ and officers’ insurance to such directors and officers, as described in further detail under the caption “Indemnification and Insurance” below;

•	Reunion agreed to cause its directors, officers and employees to, and to use commercially reasonable efforts to cause its data processing consultants and software providers to, cooperate and assist Reunion and NBC in connection with the electronic and systematic conversion of all applicable Reunion data to the NBC system, including the training of Reunion employees;

•	Reunion agreed to cause its chief executive officer or another senior officer to assist and confer with the officers of NBC on a weekly basis with respect to the development, coordination and implementation of the operating and integration plans of NBC, as the resulting institution in the merger; and

•	the parties made certain representations and agreed to certain terms regarding the termination of the employment agreements then in effect for certain Reunion employees and the execution by certain Reunion directors and officers of noncompetition agreements, releases of claims and new employment agreements, as applicable;

•	the parties agreed to work together in good faith to attempt to implement mutually satisfactory arrangements such that the merger will not trigger or result in any payment, including any “excess parachute payment” as defined in Section 280G of the Internal Revenue Code, that could be disallowed as a deduction or result in the payment of excise taxes under Section 280G; and

•	the parties agreed to take certain actions in connection with their respective employee benefit and welfare plans, as described below under the caption “Employment Matters.”

Employment Matters

The merger agreement provides that, following the effective time of the merger, NCC will maintain or cause to be maintained employee benefit plans and compensation opportunities for the benefit of Reunion’s full-time active employees (as a group) on the closing date that provide employee benefits and compensation opportunities that, in the aggregate, are substantially comparable to the employee benefits and compensation opportunities that are made available on a uniform and non-discriminatory basis to similarly situated employees of NCC or its subsidiaries, as applicable. Subject to applicable law and the terms and conditions of NCC’s benefit plans and the requirements of the insurers thereunder, NCC will give such covered Reunion employees full credit for their prior service with Reunion (i) for purposes of eligibility (including initial participation and eligibility for current benefits) and vesting under any qualified or non-qualified employee benefit plan maintained by NCC and in which covered employees may be eligible to participate and (ii) for all purposes under any welfare benefit plans, vacation plans and similar arrangements maintained by NCC (not including any severance obligations). Each such covered employee’s accrued paid time off and unused sick time will be credited towards one or a combination of NCC’s welfare benefit plans.

With respect to any employee benefit plan of NCC that is a health, dental, vision or other welfare plan in which any such covered employee is eligible to participate, for the plan year in which such covered employee is first eligible to participate, NCC or its applicable subsidiary will use commercially reasonable efforts to (i) cause any pre-existing condition limitations or eligibility waiting periods under such NCC plan to be waived with respect to such covered employee to the extent such condition was or would have been covered under the Reunion benefit plan in which such covered employee participated immediately prior to the effective time of the merger and (ii) recognize any health, dental, vision or other welfare expenses incurred by such covered employee in the year that includes the closing date (or, if later, the year in which such covered employee is first eligible to participate) for purposes of any applicable deductible and annual out-of-pocket expense requirements under any such health, dental, vision or other welfare plan.

Reunion has agreed that, prior to the effective time of the merger, it will take all actions requested by NCC that may be necessary or appropriate to (i) cause one or more Reunion benefit plans to terminate as of or immediately prior to the effective time of the merger, (ii) cause benefit accruals and entitlements under any Reunion benefit plan to cease as of or immediately prior to the effective time of the merger, (iii) cause the continuation after the effective time of the merger of any contract, arrangement or insurance policy relating to any Reunion benefit plan for such period as may be requested by NCC or (iv) facilitate the merger of any Reunion benefit plan into any employee benefit plan maintained by NCC.

Under the merger agreement, NCC and NBC retain the right to amend or terminate any Reunion employee benefit plan to the extent permitted by the terms of the applicable plan. For example, NBC has agreed to assume three Supplemental Executive Retirement Plans of Reunion currently in effect and to make lump sum payments to three officers of Reunion in accordance with the applicable change in control provisions of such plans. NCC and NBC also have the right to retain or terminate the employment of any employee subsequent to the consummation of the merger in accordance with their normal and customary employment procedures and practices, including background screening and evaluation of employee performance.

Unless otherwise provided in an individual employment agreement, if the employment of any covered Reunion employee is terminated by NCC or its subsidiaries within nine months after the effective time of the merger as a result of the merger and not as a result of inadequate performance or other good cause, NCC has agreed to pay severance to such employee in an amount equal to two weeks of base salary for each twelve months of such employee’s prior employment with Reunion; provided, however, that in no event will the total amount of severance for any single employee exceed $25,000 in the aggregate. Any severance to which an employee may be entitled in connection with a termination occurring more than nine months after the effective time of the merger will be as set forth in the severance policies of NCC and its subsidiaries then in effect.

Termination of the Merger Agreement; Termination Fee

The merger agreement specifies the following circumstances under which the parties may terminate the agreement and abandon the merger:

•	by mutual written consent of Reunion’s board of directors and NCC’s board of directors;

•	by the board of directors of NCC or Reunion in the event of an inaccuracy of any representation or warranty in the merger agreement that (i) cannot be, or has not been, cured within thirty (30) days after the giving of written notice to the breaching party and (ii) is reasonably likely, in the opinion of the non-breaching party, to have a material adverse effect on the breaching party;

•	by the board of directors of NCC or Reunion if the other party materially breaches any covenant or other obligation under the merger agreement, and such breach is not cured within 30 days after written notice from the non-breaching party;

•	by the board of directors of NCC or Reunion, if any consent of any regulatory authority required for consummation of the merger is denied by final, non-appealable action, or if Reunion’s or NCC’s stockholders do not approve the merger agreement;

•	by the board of directors of NCC or Reunion, if a material adverse effect with respect to the other party has occurred, or if any facts or circumstances arise after the date of the merger agreement that are reasonably likely to cause such a material adverse effect, and such fact, circumstance or effect has not been remedied by such other party within 15 days after receipt of notice of the situation by the terminating party and a request that it be remedied;

•	by the board of directors of either party, if the merger has not been consummated or a condition precedent cannot be satisfied or waived by April 2, 2016 (270 days after the date of the merger agreement), so long as the failure to consummate is not caused by a breach of the merger agreement by the party electing to terminate and subject to a possible automatic extension to July 1, 2016 (360 days after the date of the merger agreement) in the event of a pending application for regulatory approval or certain stockholder litigation;

•	by the board of directors of either party, if any of the conditions to the obligations of the other party cannot be satisfied or fulfilled by April 2, 2016, and the failure of such condition was not caused by the terminating party;

•	by the board of directors of NCC, if the holders of more than 5% of the outstanding shares of Reunion common stock exercise dissenters’ rights;

•	by the board of directors of NCC, if Reunion’s board of directors (i) withdraws, modifies or fails upon NCC’s request to reconfirm its recommendation of the merger agreement to its stockholders; (ii) approves or recommends to Reunion’s stockholders an acquisition proposal other than the merger with NBC; or (iii) fails to call the stockholders’ meeting at which the stockholders will vote on the merger agreement; or if any person or group becomes the beneficial owner of 50% or more of Reunion’s outstanding common stock; and

•	by the board of directors of Reunion, if Reunion receives an Acquisition Proposal that the Reunion board determines in good faith, after consultation with its financial advisor and outside legal counsel, constitutes a Superior Proposal, and that a failure to terminate the merger agreement to enter into a definitive agreement with respect to the Superior Proposal would violate the Reunion board’s fiduciary duties; provided, however, that Reunion must first provide NCC at least three (3) business days’ prior written notice of its intent to terminate the merger agreement, as well as a description of the terms of such Superior Proposal and copies of the related documents, and must also negotiate in good faith with NCC during the notice period to facilitate a revision to the terms of the merger agreement as necessary to cause the competing Acquisition Proposal to no longer constitute a Superior Proposal. The foregoing requirements, including the notice period, apply to any changes in the terms of a Superior Proposal as well. Further, Reunion has agreed not to enter into a definitive agreement with respect to a Superior Proposal until at least the fifth (5th) business day after providing the required notice to NCC and to notify NCC of any change in its intention to enter into such an agreement.

If NCC terminates the merger agreement because Reunion’s board withdraws or changes its recommendation of the merger agreement, cancels or fails to call the meeting at which Reunion’s stockholders will vote on the merger agreement, or approves or recommends an Acquisition Proposal other than the merger with NBC, or if Reunion terminates the agreement (i) at a time that NCC could terminate the merger agreement based on one of the foregoing reasons, or (ii) in order to enter into a definitive agreement for a Superior Proposal, then Reunion (or its successor) must pay NCC a termination fee of $1,250,000. Reunion will also be required to pay the termination fee if it enters into a definitive agreement with respect to an alternative Acquisition Proposal within nine (9) months of a termination of the merger agreement by either party in connection with a disapproval of the merger by Reunion stockholders that follows a public disclosure of an alternative Acquisition Proposal. Certain provisions of the merger agreement, including those regarding confidentiality and payment of expenses, will survive the termination of the merger agreement.

Payment of Expenses Relating to the Merger

Subject to any obligations for damages arising in the event of a willful breach of the merger agreement, each party will pay all of its own expenses incurred in connection with the merger, including registration fees, printing fees, mailing fees, attorneys’ fees, accountants’ fees, other professional fees and costs related to expenses of officers and directors of such party. Each party has agreed to indemnify the other party against any liability arising from any such fee or payment incurred by such party.

Interests of Certain Persons in the Merger

Some of Reunion’s directors and executive officers have interests in the merger transaction that are different from, or in addition to, those of Reunion stockholders generally. These interests are described below. Reunion’s board of directors was aware of these interests and considered them, in addition to other matters, in approving the merger agreement.

Payments upon Termination of Reunion Employment Agreements

At the time of the execution of the merger agreement, Reunion had employment agreements in effect with respect to seven of its employees. In connection with the proposed merger of NBC and Reunion, five of these individuals executed agreements terminating their respective employment agreements effective upon the consummation of the merger and waiving all rights under such agreements and all claims arising out of their employment with Reunion, including with respect to the payment of salary, benefits and amounts otherwise due upon a change in control. In connection with such terminations, each of these individuals will receive a one-time lump sum cash payment as follows:

Employee	Payment
Michael L. Sleaford	$230,382
James J. Bange, Jr.	$207,314
M. Mark Bowling	$57,720
Mark Chastain	$175,000
Chad Bowling	$160,000

The payments described above will be made at or around the effective time of the merger and are in addition to, and separate from, amounts payable under the new employment agreements and consulting arrangement described below. Each termination agreement will become effective immediately prior to, and subject to the occurrence of, the effectiveness of the merger and will terminate automatically and immediately upon the termination of either the merger agreement or the employment of the respective employee.

Employment Agreements of Certain Executive Officers

In connection with the merger, NBC entered into employment agreements with four current executive officers of Reunion that take effect as of the effective date of the merger and provide for an initial term of either five years or three years (each, an “Employment Agreement”). Under the terms of the Employment Agreements, each of these employees has agreed to serve in a specified role with NBC upon consummation of the merger of Reunion and NBC. Specifically, the agreements provide for the following terms and for the performance of all duties incident to the designated positions:

Employee	Term	Position – Reunion	Position – NBC
Michael L. Sleaford	5 years	President and Chief Executive Officer	Market President – East Central Florida
James J. Bange, Jr.	5 years	Senior Executive Vice President and Senior Credit Officer	Executive Vice President, Regional Credit Officer
Mark Chastain	3 years	Volusia County President	Executive Vice President, Regional Executive – East Central Florida
Chad Bowling	3 years	Flagler / St. Johns County President	Executive Vice President, Regional Executive – East Central Florida

Each of the Employment Agreements contains substantially similar terms, except as otherwise noted. Under the terms of the Employment Agreements, Mr. Sleaford, Mr. Bange, Mr. Chastain and Mr. Bowling are entitled to initial minimum annual base salaries of $286,500; $220,500; $187,500 and $168,000, respectively, which amounts increase to $295,500; $226,000; $200,000 and $180,000, respectively, as of January 1, 2016. Each Employment Agreement also provides for vacation days, paid holidays and sick days, reimbursement of specified types of business expenses and certain perquisites as set forth in the respective agreements (including monthly membership dues in a social or country club for each of these employees, a $500 monthly automobile allowance for Messrs. Bange, Chastain and Bowling, and the adoption by NBC of Supplemental Executive Retirement Plans with payment obligations to Messrs. Sleaford and Bange having an estimated net present value as of the date of the Employment Agreements of $158,908 and $52,396, respectively). Each of these employees is also eligible to receive an annual bonus, participate in employer-sponsored health and retirement plans and receive awards under the Incentive Plan or such other equity-based incentive compensation plans adopted by NCC in which senior executives of NBC are eligible to participate.

The Employment Agreements also set forth the procedures and amounts payable in connection with a termination of employment under various circumstances. If an employee’s employment is terminated prior to the end of the agreement term “for cause” (deemed to include, without limitation, death or total disability of the employee), then the employee will not be entitled to any further compensation or benefits, except for accrued but unpaid base salary or as provided under an applicable employee benefit plan, and generally will remain subject to certain non-competition provisions until the second anniversary of the termination date. If the employer terminates the employment other than “for cause” or if the employee terminates the employment for “good reason” (as defined in the Employment Agreements), then the employee will continue to receive salary payments equal to the executive’s base salary then in effect and will be subject to certain non-competition provisions until the latter of the end of the original contractual term or the first anniversary date of such termination. If the employee resigns or terminates his employment for any reason other than for “good reason” prior to the end of the contractual term, then the employee will not be entitled to any further compensation or benefits, except for accrued but unpaid base salary or as provided under an applicable employee benefit plan, and will remain subject to certain non-competition provisions until the latter of the end of the original contractual term or the first anniversary date of such termination.

Messrs. Sleaford’s and Bange’s Employment Agreements provide that, upon a change in control of NCC, the employee will be entitled to a one-time payment in an amount calculated by multiplying the sum of the employee’s average base annual salary and the average annual bonus received by the employee from NBC during the three-year period immediately preceding the termination of employment by a specified multiplier set forth in that employee’s agreement (1.495× for Mr. Sleaford and 1.25× for Mr. Bange), provided that the termination of employment occurs either (1) upon the closing of a change in control of NCC that occurs prior to the natural expiration of the contractual term of the Employment Agreement, or (2) prior to or upon the natural expiration of the contractual term of the Employment Agreement and a change in control of NCC occurs at any time thereafter.

Payments upon Change in Control

Pursuant to the provisions of their Supplemental Executive Retirement Plans regarding a change in control of Reunion, Messrs. Sleaford, Bange and M. Bowling will receive from NBC a lump-sum distribution of the benefits payable to them under their plans in the approximate amounts of $680,261, $488,369 and $301,695, respectively, net of any legally required withholding or other taxes.

Consulting Arrangement with Mark Bowling

On the date of the merger agreement, Reunion entered into an agreement with Mark Bowling that terminates his employment agreement and employment with Reunion as of the effective time of the merger and provides that Mr. Bowling will receive a severance payment of $57,720. Mr. Bowling has also agreed to perform consulting services for NBC for nine months following the closing of the merger for fees payable in three equal installments of $30,411.

Participation in NCC Benefit Plans

Pursuant to the merger agreement, Reunion’s executives, along with all full-time employees of Reunion, who are retained following the consummation of the merger will be eligible to participate in benefit plans and arrangements that are made available on a uniform and non-discriminatory basis to similarly situated employees of NCC or its subsidiaries, which benefits include health and dental insurance, vision insurance, life insurance and short and long-term disability.

Options

Under the terms of the merger agreement, each outstanding and unexercised option to purchase shares of Reunion common stock will cease to represent an option to purchase Reunion common stock at the effective time of the merger and will be converted automatically into an option to purchase NCC common stock, and NCC will assume each Reunion option subject to its terms, including any acceleration in vesting that will occur as a consequence of the merger. See “The Merger Agreement — Effect of the Merger on Reunion Options” beginning on page 72. Each of the directors and executive officers of Reunion holds options that will be assumed by NCC at the effective time of the merger.

Addition to NCC and NBC Boards of Directors

Under the terms of the merger agreement, NCC is required to increase the size of its board of directors by one seat as of the effective date of the merger and to fill the vacancy with a current director of Reunion selected by NCC and approved by Reunion. NCC and Reunion have agreed that Dr. Stephen A. Sevigny, a current director of Reunion, will serve on the NCC board of directors in this capacity. NCC has further agreed to include Dr. Sevigny in its recommended slate of nominees for election as a director at each of its first and second annual meetings of stockholders following the effective date of the merger, unless Dr. Sevigny is disqualified from service as a director based on the occurrence of certain specified events. Dr. Sevigny will hold office until his successor is duly elected and qualified, or until his earlier death, resignation or removal. As with all non-employee directors of NCC, Dr. Sevigny will be entitled to receive an annual retainer of $10,000, an additional $700 for each board meeting attended, $500 for each committee meeting attended in person, and $300 for any committee meeting attended telephonically.

NCC has also agreed to cause NBC to increase the size of its board of directors by one seat as of the effective date of the merger and to fill the vacancy with the individual agreed upon to serve on the NCC board of directors. Accordingly, Dr. Sevigny will serve on the board of directors of NBC as well. NCC has further agreed to cause NBC to include Dr. Sevigny in its recommended slate of nominees for election as a director at each of its first and second annual meetings of stockholders following the effective date of the merger and to vote in favor of Dr. Sevigny at each of such annual meetings in its capacity as sole shareholder of NBC, unless Dr. Sevigny is disqualified from service as a director based on the occurrence of certain specified events. Dr. Sevigny will hold office until his successor is duly elected and qualified, or until his earlier death, resignation or removal. NBC directors who also serve on NCC’s board of directors do not receive additional retainers or meeting fees in connection with their service on NBC’s board of directors.

Indemnification and Insurance

NCC has agreed to indemnify each director and officer of Reunion for a period of three years after the effective time of the merger against all liabilities arising out of actions or omissions occurring on or prior to the effective time of the merger to the extent permitted under the articles of incorporation and bylaws of Reunion as in effect on the date of the merger agreement. During the period beginning on the third anniversary of the effective time of the merger and ending on the sixth anniversary of the effective time of the merger, NCC has agreed to indemnify each such director and officer against all liabilities arising out of actions or omissions occurring on or prior to the effective time of the merger to the extent mandated under the articles of incorporation and bylaws of Reunion or Florida law, all as in effect on the date of the merger agreement. NCC’s indemnification obligations described above are subject to the limitations and requirements of Reunion’s articles of incorporation and bylaws and applicable law.

NCC has agreed to use its commercially reasonable efforts for a period of five years following the effective time of the merger to provide director’s and officer’s liability insurance that serves to reimburse the present and former officers and directors of Reunion with respect to claims against such directors and officers arising from facts or events occurring on or prior to the effective time of the merger, which insurance will contain at least the same coverage and amounts, and contain terms and conditions no less advantageous to the indemnified party, as the coverage provided by Reunion as of the date of the merger agreement; provided, however, that (i) if NCC is unable to maintain or obtain such insurance coverage, then NCC will provide as much comparable insurance as is reasonably available, (ii) officers and directors of Reunion may be required to apply and provide customary representations and warranties to the insurance carrier for the purpose of obtaining such insurance, and (iii) in satisfaction of its obligations, NCC may require Reunion to purchase, prior to but effective as of the effective time of the merger, tail insurance providing such coverage prior to the effective time of the merger. Whether or not NCC or Reunion procures such coverage, in no event will Reunion expend, or will NCC be required to expend, for such tail insurance a premium amount in excess of $160,000. If the cost of such tail insurance exceeds this amount, then Reunion or NCC, as applicable, will obtain tail insurance coverage or a separate tail insurance policy with the greatest coverage available for a cost not exceeding such amount.

Resale of NCC Common Stock

The shares of NCC common stock to be issued in the merger will be registered under the Securities Act. Reunion stockholders who are not affiliates of NCC may generally freely trade their NCC common stock upon completion of the merger. For this purpose, with respect to NCC, the term “affiliate” generally means any person that either directly or indirectly through one or more intermediaries controls or is controlled by, or is under common control with, NCC. The SEC has stated that an individual’s status as a director, officer, or 10% stockholder is one fact that must be taken into consideration in determining affiliate status.

Those stockholders who are deemed to be affiliates of NCC may only sell their NCC common stock as permitted under the Securities Act or under a “safe harbor” from the restrictions generally applicable to the sale of “control securities,” such as those acquired from an affiliate of the issuer. Rule 144 requires, among other things, the availability of current public information about the issuer, a holding period for shares issued without SEC registration, volume limitations and other restrictions on the manner of sale of the shares.

Trading Market for NCC Stock

NCC common stock is traded on the Nasdaq Global Select Market under the symbol “NCOM.”

NCC Dividends

The holders of NCC common stock receive dividends if and when declared by the NCC board of directors out of legally available funds. NCC’s board of directors has not declared a dividend since its inception and does not currently expect to do so in the foreseeable future. Instead, the board currently anticipates that all earnings, if any, will be used for working capital, to support NCC’s operations and to finance the growth and development of its business, including the merger and integration of Reunion. Any future determination relating to dividend policy will be made at the discretion of NCC’s board of directors and will depend on a number of factors, including NCC’s future earnings, capital requirements, financial condition, future prospects, regulatory restrictions and other factors that the board of directors may deem relevant.

Voting Agreements

At the time of the execution of the merger agreement, each director of Reunion executed a voting agreement with NCC, in which each such director has agreed, among other things, to vote all of his shares of Reunion common stock (i) in favor of adoption and approval of the merger agreement, (ii) against any action or agreement that would result in a breach of any covenant or agreement by Reunion in the merger agreement and (iii) against any other acquisition proposal or any other action, agreement or transaction that is intended, or could reasonably be expected, to impede, interfere or be inconsistent with, delay, postpone, discourage or materially and adversely affect consummation of the merger; provided, however, that such voting agreements will terminate if the merger agreement is terminated, and such voting agreements do not preclude the directors from taking action in a manner consistent with their fiduciary duties in their capacity as directors under applicable law. While these agreements are in effect, and except for certain specific transfers set forth in the agreement, the director may not directly or indirectly transfer any of his Reunion common stock until the closing date of the merger without prior written consent of NCC. These agreements may have the effect of discouraging third parties from making a proposal for an acquisition transaction involving Reunion.

Non-Competition Agreements

At the time of the execution of the merger agreement, each non-employee director of Reunion executed a non-competition agreement with NCC, in which each such director has agreed, among other things:

•	not to disclose confidential information or trade secrets relating to the business of Reunion and of which the director became aware as a consequence of his relationship with Reunion; and

•	for a period of two (2) years after the effective time of the merger, directly on his own behalf or on behalf any other person:

•	not to solicit any customer of NCC, NBC or Reunion, including actively sought prospective customers of Reunion at the effective time of the merger, for the purpose of providing competitive products or services;

•	act as a director, manager, officer, employee, consultant or organizer of any business that is the same or essentially the same as the business conducted by NCC, NBC or Reunion and that has an office located within Lake County, St. Johns County or Volusia County, Florida, or any contiguous county; or

•	solicit or recruit or attempt to solicit or recruit any employee of NCC, NBC or Reunion.

Claims Letters with Directors

At the time of the execution of the merger agreement, each director of Reunion executed a letter agreement with NCC, pursuant to which each such director released and discharged, effective upon the consummation of the merger, Reunion, its directors and officers (in their capacities as such), and their respective successors and assigns (including NCC and NBC), of and from any and all liabilities or claims that the director had, may have or may claim to have solely in his capacity as an officer, director or employee of Reunion, as of the effective time of the merger. The release does not apply to (i) compensation for services that has accrued but not yet been paid in the ordinary course of business consistent with past practice; (ii) other contract rights relating to severance, employment, stock options and restricted stock grants that have been disclosed in writing to NCC on or prior to the date of the merger agreement and have not been released or waived pursuant to an employment agreement termination letter; (iii) claims that the director may have in any capacity other than as an officer, director or employee of Reunion, such as claims as a borrower under loan commitments and loan agreements, claims as a depositor under any deposit account or as the holder of any certificate of deposit, claims on account of any services rendered by the director, claims in his or her capacity of a stockholder of Reunion and claims as a holder of any check issued by any other depositor of Reunion; or (iv) any other claims specifically identified in an individual letter agreement.

Accounting Treatment of the Merger

NCC is required to account for the merger as a purchase transaction for accounting and financial reporting purposes under GAAP. Under purchase accounting, the assets (including any identifiable intangible assets) and liabilities (including executory contracts and other commitments) of Reunion at the effective time of the merger will be recorded at their respective fair values and added to those of NCC. Any excess of purchase price over the fair values is recorded as goodwill. Any excess of the fair values over the purchase price is recorded in earnings as a bargain purchase gain. Consolidated financial statements of NCC issued after the merger will reflect those fair values and will not be restated retroactively to reflect the historical financial position or results of operations of Reunion.

DISSENTERS’ RIGHTS OF APPRAISAL

A stockholder of Reunion may dissent from the merger and receive in cash the appraised value, as of the effective time of the merger, of the shares of Reunion common stock held by such stockholder pursuant to Section 215a of the United States Code (the “Dissent Provisions”). Section 215a of the United States Code is the controlling provision relating to the dissent rights of Reunion stockholders in light of Section 658.41(2) of the Florida financial institution codes (collectively, the “Florida Banking Code”), which provides that federal law, rather than Florida law, will be controlling with respect to stockholders’ rights in the merger of a Florida bank into a national bank. The appraised value of the Reunion common stock may differ from the consideration that a stockholder of Reunion is entitled to receive in the merger. The following is a summary of the Dissent Provisions, the full text of which is set forth as Appendix B to this proxy statement-prospectus.

Under the Dissent Provisions, a stockholder of Reunion may dissent from the merger by (i) voting against the merger or by giving notice in writing to Reunion at or prior to the special meeting of Reunion stockholders that he or she dissents from the merger, and (ii) making a written request to NBC to receive the value of such stockholder’s shares of Reunion common stock, which request must be made within thirty (30) days after the effective time of the merger and must be accompanied by the surrender of the stockholder’s stock certificates.

The value of the shares held by any dissenting stockholder shall be determined as of the effective time of the merger by an appraisal made by a committee of three persons, composed of one person selected by the holders of a majority of the shares of Reunion common stock for which rights of dissent are being asserted, one selected by the board of directors of NBC and the third selected by the other two. The valuation agreed upon by any two of the three appraisers shall govern. However, if the value so fixed is not satisfactory to any dissenting stockholder who has requested payment, that stockholder may, within five days after being notified of the appraised value of his or her shares, appeal to the Comptroller of the Currency, who shall cause a reappraisal to be made, which shall be final and binding as to the value of the shares of the dissenting stockholder who has appealed to the Comptroller.

If, within ninety days from the effective time of the merger, for any reason one or more of the three appraisers is not selected as provided by the Dissent Provisions, or the appraisers shall fail to determine the value of the shares, the Comptroller shall upon written request of any interested party cause an appraisal to be made, which shall be final and binding on all parties. In any event, the value of shares ascertained under the Dissent Provisions shall be promptly paid to the dissenting stockholders by NBC. In addition, the NCC common stock that would have been delivered to the dissenting stockholders but for their dissent may, if required by law, be sold at an advertised public auction at which NCC may bid. If the shares are auctioned and are sold at a price greater than that paid to the dissenting stockholders, such excess amount would be remitted to the dissenting stockholders.

Any stockholder of Reunion who perfects the right to be paid the fair value of his or her shares will recognize gain or loss, if any, for federal income tax purposes upon the receipt of cash for such shares. The amount of gain or loss and its character as ordinary or capital gain or loss will be determined in accordance with applicable provisions of the Internal Revenue Code. See “Material United States Federal Income Tax Consequences of the Merger.”

The foregoing summary is not intended to be a complete statement of the procedures for exercising appraisal rights under the Dissent Provisions and is qualified in its entirety by reference to the full text of such provisions, a copy of which is attached to this proxy statement-prospectus as Appendix B. Reunion urges any stockholder wishing to exercise appraisal rights to read this summary and the text of the Dissent Provisions carefully, and to consult legal counsel before attempting to exercise appraisal rights. Failure to comply strictly with all of the procedures set forth in the Dissent Provisions may result in the loss of your statutory appraisal rights.

INFORMATION ABOUT NCC AND NBC

Overview

NCC is a bank holding company headquartered in Birmingham, Alabama, that engages in the business of banking through its wholly owned banking subsidiary, NBC. NBC provides a broad array of financial services to businesses, business owners, and professionals through eight full-service banking offices in Alabama (Birmingham, Huntsville, Auburn-Opelika, and Baldwin County) and seven full-service banking offices in central Florida (Longwood, Winter Park, Orlando, Oviedo, Kissimmee, and Vero Beach). NBC also owns a 70% equity interest in CBI, which owns Corporate Billing, a transaction-based finance company headquartered in Decatur, Alabama, that provides factoring, invoicing, collection, and accounts receivable management services to transportation companies and automotive parts and service providers throughout the United States and parts of Canada. As of June 30, 2015, NCC had total consolidated assets of nearly $1.3 billion, total net loans of $961.4 million, total deposits of more than $1.0 billion, and total shareholders’ equity of $174.6 million.

NCC is currently exploring an opportunity to form and operate a captive insurance company subsidiary that would insure NCC and its subsidiaries against certain risks arising from NCC’s operations and pool resources with similar insurance company subsidiaries of other financial institutions to spread a limited amount of risk among themselves. If NCC elects to move forward, it must first become a “financial holding company” under the BHCA, which designation, once effective, would allow NCC to engage in a broader range of non-banking activities. NCC has filed the required certification setting forth its election to become a financial holding company, which is currently pending before the Federal Reserve. In general, an election to become a financial holding company is effective on the 31st day after filing, unless the Federal Reserve determines the effectiveness of the filer’s election prior to such date. Once the election is effective, NCC may, but is not required to, engage in activities permissible for financial holding companies, including without limitation insurance-related activities.

The company’s senior management team began working together in the early 1990s for a previous bank, which ultimately grew to become Alabama National Bancorporation (“ALAB”), a bank holding company that operated banks in Alabama, Florida and Georgia. The team grew the total assets of that institution from approximately $800 million in 1995 to assets of approximately $8.0 billion in 2007 and grew its market capitalization to approximately $1.1 billion in the same time period. This growth was achieved through a combination of organic growth and the acquisition of 14 banks, four bank branches and four non-bank financial service businesses. In February 2008, ALAB was acquired by Royal Bank of Canada for $1.6 billion.

In addition to the senior management team, a number of NCC’s and NBC’s employees have many years of experience working together, dating back to the early 1990s. With the exception of the greater Orlando market, in which NCC established a presence through its December 2014 acquisition of United, each of NBC’s current market areas is led by a market president who held the same role in those markets for ALAB. NBC’s mortgage division is also led by a former ALAB employee. Many members of NBC’s accounting, information technology, risk, and operations teams also include leaders who held similar roles at ALAB, including NBC’s Executive Vice President of Bank Operations, Chief Risk Management Officer, Chief Accounting Officer, Senior Lender, Chief Technology Officer, and Human Resources Director.

Management Philosophy

NCC management’s extensive tenure working together has led to the development of several core operating beliefs that infuse the company and direct its strategy. These philosophies have guided NCC’s and NBC’s management for more than 20 years, and management believes that they are critical to the company’s success.

•	Managers should think from an owner’s perspective. The members of NCC’s board of directors and senior management team have a significant ownership stake in the Company, beneficially owning approximately 25.5% of the Company’s outstanding common stock as of September 11, 2015. NBC uses compensation structures for market presidents that are designed to motivate them as owners.

•	Creation of long-term stockholder value is the company’s primary purpose. While senior management cares about how much they earn for the company’s stockholders every month, quarter, and year, they care less about next quarter’s earnings per share than they do about next year’s earnings per share, and less about next year’s earnings per share than about the company’s earnings per share in three or five years. Management believes that decisions focused on long-term results will be more effective in creating stockholder value and views the maximization of long-term stockholder value as the company’s primary purpose.

•	Superior credit quality and risk management practices and a strong and effective control environment will increase stockholder value. NBC is dedicated to maintaining strong credit risk management without sacrificing growth. When problem credits occur, NBC operates under the belief that decisive corrective action should be taken. This means addressing problems quickly when they arise in order to return a problem credit to current status with a high likelihood of future timely payments, or, alternatively, to liquidate the account. By assessing problems realistically and implementing decisive remedial action, management believes that the bank can lessen its losses and maintain its primary focus on growing its business and delivering value for NCC’s stockholders.

•	Management intends to achieve strong growth through NBC’s operating structure, management teams, and the markets that the bank serves. Organic growth and acquisitive growth are equally important for NCC’s future outlook. NCC seeks to maintain growth rates above the industry average by combining the company’s core values and long-term focus with an emphasis on expanding its scale through organic growth and acquisitions of high-quality community banks with proven management teams that embrace NCC’s management philosophy.

•	A distributed decision-making process is superior to a centralized one. NCC believes that managers located and operating in their banking markets create a more responsive, customer-driven company. NBC provides systems, credit policies, audit and compliance controls, and product offerings to the market presidents and their teams, and management’s job is to support them in achieving success within their markets.

•	A culture of candor – both internally and with others – encourages collective accountability and collaboration. NCC encourages openness and transparency in all aspects of its business. NCC expects this candor to manifest itself in many ways, including in building successful banking relationships with new customers and maintaining and expanding relationships with existing customers, the timely recognition of problems, the realistic assessment of asset and collateral values, and open and honest communication internally, as well as with the company’s regulators, investors, and analysts.

•	NCC has instilled a leadership culture with an appropriate sense of humility. NCC and its employees and management team are not immune from making mistakes and appreciate that they are more likely to recognize and learn from their missteps if they maintain a sense of humility. This environment creates an attractive place of employment for current and potential new team members. Management also believes that developing a culture in which mistakes are recognized, acknowledged, and addressed promotes ethical business practices and can help prevent mistakes from escalating into crises.

History

NCC was originally incorporated in November 2006 as Americus Financial Services, Inc. (“Americus”), which was a one-bank holding company for Red Mountain Bank, a national banking association that commenced operations in Birmingham, Alabama on June 21, 2004. Americus became the holding company for Red Mountain Bank on March 15, 2007 by means of a share exchange with all Red Mountain Bank shareholders. In March 2009, the OCC placed Red Mountain Bank under a formal agreement addressing, among other things, deficiencies in its lending practices and asset quality.

On October 29, 2010, Charles Investment Group, LLC (“CIG”), a Delaware limited liability company led by members of NCC’s senior management team, acquired control of Americus by purchasing a 67.5% ownership stake in Americus for $58 million. Following this change of control, Americus reconstituted the board of directors with eight new directors and two continuing directors, installed NCC’s current management team, changed Red Mountain Bank’s name to National Bank of Commerce, and subsequently changed Americus’s name to National Commerce Corporation. On December 31, 2014, CIG distributed all of its shares of NCC common stock to its members on a pro rata basis and subsequently deregistered as a bank holding company.

Following the change of control and the appointment of a new senior management team, NBC entered three additional markets in Alabama: Madison County (Huntsville), Baldwin County, and Auburn-Opelika, which were each led by former ALAB employees. In March 2012, the OCC terminated the formal agreement with NBC because NBC’s operations had returned to a sufficiently safe and sound condition. NBC subsequently opened branches in Gulf Shores and Madison, Alabama in July 2012 and March 2013, respectively. NBC opened a loan production office in Vero Beach, Florida in April 2014, which it converted into a full-service banking office in November 2014.

In August 2014, NBC acquired a 70% equity interest in CBI, which owns Corporate Billing. Corporate Billing began in 1995 as a subsidiary of First American Bank, ALAB’s largest subsidiary bank, and the management team of Corporate Billing worked with NCC’s current senior management team during their time at ALAB. NBC has an option to purchase the remaining 30% equity interest in CBI for a price based on a multiple of CBI’s earnings, which becomes exercisable on August 29, 2019 and expires on August 29, 2022. James R. (“Skip”) Thompson, Corporate Billing’s Chief Executive Officer, was formerly the Chief Executive Officer of First American Bank for approximately 10 years. After the 2008 sale of ALAB, RBC Bank (USA) subsequently sold Corporate Billing to a group led by Mr. Thompson, former ALAB director Britt Sexton, and a third individual, who collectively own a limited liability company that holds the remaining 30% equity interest in CBI.

In December 2014, NCC completed the acquisition of United, a one-bank holding company. Its bank subsidiary, United Legacy Bank (“ULB”), was a Florida state-chartered commercial bank with six banking offices located in three counties in the Orlando, Florida metropolitan area at the time of its merger with and into NBC on February 28, 2015. The former offices of ULB, which now operate as “United Legacy Bank, a division of National Bank of Commerce,” are led by Dave Powers, who has more than 30 years of experience as a banker in the Orlando metropolitan area. He and his senior management team have a deep history of operating banks in the central Florida markets. NBC has contractually retained nine key former ULB employees, including the entire senior management team. Consistent with NCC’s philosophy, these former offices of ULB continue to maintain for NBC a focus on delivering a relationship-driven banking experience and maintenance of a strong credit culture. NCC believes that the acquisition of United is consistent with NCC’s focus on seeking acquisitions of high-quality community banks with proven management teams that complement NCC’s philosophy.

Growth and Performance

When NCC’s senior management team assumed the leadership of Americus in late October 2010, they inherited an institution operating under a formal agreement with the OCC. Following the change in control, management’s immediate efforts were to stabilize the organization, lessen its risk profile, restructure its balance sheet, resolve all regulatory issues, terminate the formal agreement with the OCC, and implement an operating strategy to promote sustainable and prudent growth. Throughout this process, management focused on pursuing transactions and initiatives to maximize the opportunities for growth over the long-term. From December 31, 2010 to June 30, 2015, NCC has grown total assets from $375 million to nearly $1.3 billion, total loans from $210 million to $961.4 million, and total deposits from $271 million to more than $1.0 billion.

Market Areas and Growth Strategy

NCC currently conducts its banking operations through NBC’s 15 banking locations. ULB merged with and into NBC on February 28, 2015, and each of ULB’s former banking offices now operates as “United Legacy

Bank, a division of National Bank of Commerce” and will continue to do so for some period of time. In addition to its banking operations, NCC conducts its factoring business through Corporate Billing’s office in Decatur, Alabama, with clients located throughout the United States and parts of Canada. Technology allows Corporate Billing to service a national client base in this business, with sales representatives traveling to meet existing and potential clients in their places of business.

NCC intends to continue to expand organically where possible by growing NBC in its market areas and nearby attractive markets through “de novo” branch expansions when it can find a team justifying such expansion. NBC’s decentralized community banking strategy allows the bank to compete effectively with its larger competitors by providing superior customer service with localized decision making capabilities, resulting in greater responsiveness.

In addition to its strategy of pursuing organic growth, NCC intends to pursue expansion into attractive, higher-growth markets in Florida (with a focus on, but not limited to, central Florida), Alabama, and potentially other southeastern states through acquisitions of community banks (with a focus on, but not limited to, institutions with less than $1 billion in assets) and subsequent growth in those markets. NCC’s team has extensive experience finding community bank partners, negotiating transactions, and merging and integrating new banks by implementing its management control structure in a manner that allows its new partners to grow within the company’s acceptable risk parameters. NCC focuses its acquisition strategy on high-quality community banks with proven management teams that view NCC as a partner, rather than an exit strategy. Typically, NCC’s strategy is to maintain the management team of each acquired bank, allowing the bank to retain its local entrepreneurial identity and decision making, while simultaneously creating efficiencies in the administrative and back office operations of the bank. NCC also prefers to retain the involvement of local directors by creating a local advisory board after entering a new market.

NCC intends to achieve its primary goal of maximizing long-term stockholder value by focusing on the following objectives:

•	Continue growing within its existing markets;

•	Continue the expansion of Corporate Billing to achieve appropriate risk-adjusted returns;

•	Enter into high-growth metropolitan markets in Florida, Alabama, and potentially other markets in the southeastern United States where NCC has an opportunity for growth;

•	Focus on commercial and professional customers in existing markets with the goal of providing superior customer service and maintaining strong asset quality;

•	Promote local decision making and accountability in the company’s market areas, with appropriate control structures and a culture of ownership;

•	Enhance products and services opportunistically, ensuring that the bank is adding value to customers and providing an appropriate return on stockholders’ capital over time; and

•	Ensure management’s interests are aligned with those of stockholders.

Products and Services

Through NBC, NCC engages in the business of banking, which consists primarily of accepting deposits from the public and making loans and other investments. Through CBI, NCC provides factoring, invoicing, collection, and accounts receivable management services to transportation companies and automotive parts and service providers throughout the United States and parts of Canada. The principal sources of funds for loans and investments at NBC are demand, time, savings, and other deposits (including negotiable orders of withdrawal, or NOW accounts) and the amortization and prepayments of loans and investments. The principal sources of income are interest and fees collected on loans, interest collected on other investments, fees earned from the origination and sale of residential mortgage loans, and service charges, as well as income from factored receivables through CBI. NBC’s principal expenses are interest paid on savings and other deposits (including NOW accounts), interest paid on other borrowings, employee compensation, office expenses, and other overhead expenses.

Deposits

NBC’s principal sources of funds are core deposits, including demand deposits, interest-bearing transaction accounts, money market accounts, savings deposits, and certificates of deposit. Transaction accounts include checking and NOW accounts, which customers use for cash management and which provide NBC with a source of fee income, as well as a low-cost source of funds. Time and savings accounts also provide a relatively stable and low-cost source of funding. NBC’s largest source of funds is money market accounts. Certificates of deposit in excess of $100,000 are held primarily by customers in NBC’s market areas. NBC utilizes brokered certificates of deposit to supplement its market funding sources when funding needs or pricing warrant the use of wholesale funding.

Deposit rates are reviewed weekly by senior management. Management believes that the rates that NBC offers are competitive with those offered by other institutions in NBC’s market areas. NBC also focuses on customer service to attract and retain deposits.

Lending

NBC offers a range of lending services, including real estate, consumer, and commercial loans, to individuals, small businesses, and other organizations located in or conducting a substantial portion of their business in the bank’s market areas. NBC’s total loans, net of unearned income, at June 30, 2015, were approximately $970.7 million, or approximately 83.9% of total earning assets. The interest rates charged on loans vary with the degree of risk, maturity, and amount of the loan and are further subject to competitive pressures, money market rates, availability of funds, and government regulations.

Real Estate Loans. Loans secured by real estate are the primary component of NBC’s loan portfolio, constituting approximately $737.5 million, or approximately 75.9% of total loans, net of unearned income, at June 30, 2015. NBC originates consumer and commercial loans for the purpose of acquiring real estate that are secured by such real estate (CRE). NBC also often takes real estate as an additional source of collateral to secure commercial and industrial (C&I) loans. Such loans are classified as real estate loans rather than commercial and industrial loans if the real estate collateral is considered significant as a secondary source of repayment for the loan. Loans are typically made on a recourse basis and supported by financial statements and a review of the repayment ability of the borrower(s) and/or guarantor(s). Origination fees are charged for many loans secured by real estate.

Real estate lending activities consist of the following types of loans.

•	Commercial real estate term loans accrue at either variable or fixed rates. The variable rates approximate current market rates. Amortizations are typically no more than 25 years.

•	The primary type of residential mortgage loan is the single-family first mortgage, typically structured with fixed or adjustable interest rates, based on market conditions. These loans usually have fixed rates for up to 5 years, with maturities of 15 to 30 years. NBC also originates home equity lines of credit secured by residential property. These loans are typically made on a variable-rate basis with maturities up to 10 years.

•	Construction and land development (C&D) loans are typically made on a variable-rate basis. Loan terms usually do not exceed 24 months.

NBC originates residential loans for sale into the secondary market. These loans are made in accordance with underwriting standards set by the purchaser of the loan, normally as to loan-to-value ratio, interest rate, borrower qualification, and documentation. These loans are generally made under a commitment to purchase from a loan purchaser. NBC generally collects from the borrower or purchaser a combination of the origination fee, discount points, and/or a service release fee.

Commercial and Industrial Loans. NBC makes loans for commercial purposes in various lines of business. These loans are typically made on terms up to 5 years at fixed or variable rates. The loans are secured by various types of collateral, including accounts receivable, inventory, or, in the case of equipment loans, the financed equipment. NBC attempts to reduce its credit risk on commercial loans by underwriting the loan based on the borrower’s cash flow and ability to service the debt from earnings, and by limiting the loan-to-value ratio. Historically, NBC has typically loaned up to 80% on loans secured by accounts receivable, up to 50% on loans secured by inventory (which are typically also secured by accounts receivable), and up to 100% on loans secured by equipment. NBC also makes some unsecured commercial loans. Commercial and industrial loans constituted $123.5 million, or 12.7% of NBC’s loan portfolio, at June 30, 2015. Interest rates are negotiable based upon the borrower’s financial condition, credit history, management stability and collateral.

Consumer Loans. Consumer lending includes installment lending to individuals in NBC’s market areas and generally consists of loans to purchase automobiles and other consumer durable goods. Consumer loans constituted $16.8 million, or 1.7% of NBC’s loan portfolio, at June 30, 2015. Consumer loans are underwritten based on the borrower’s income, current debt level, past credit history and collateral. Consumer rates are both variable and fixed, with terms negotiable. Terms generally range from one to five years depending on the nature and condition of the collateral. Periodic amortization, generally monthly, is typically required.

Loan Approval. Certain credit risks are inherent in making loans. These include repayment risks, risks resulting from uncertainties in the future value of collateral, risks resulting from changes in economic and industry conditions, and risks inherent in dealing with individual borrowers. In particular, longer maturities increase the risk that economic conditions will change and adversely affect collectability.

NBC attempts to minimize loan losses through various means and the use of standardized underwriting criteria. NBC has established a standardized loan policy that may be modified based on local market conditions. In particular, on larger credits, NBC generally relies on the cash flow of a debtor as the source of repayment and secondarily on the value of the underlying collateral. In addition, NBC attempts to utilize shorter loan terms in order to reduce the risk of a decline in the value of such collateral.

NBC addresses repayment risks by adhering to internal credit policies and procedures. These policies and procedures include officer and customer lending limits, a loan committee approval process for larger loans, documentation examination, and follow-up procedures for loan review and any exceptions to credit policies. The point in the loan approval process at which a loan is approved depends on the size of the borrower’s credit relationship with the bank and the loan authority of the lending officer to whom the loan request is made. Each of NBC’s lending officers has the authority to approve loans up to an approved loan authority amount, as approved by the bank’s board of directors. Loans in excess of the highest loan authority amount of a particular lending officer must be approved by the bank’s loan committee, or another officer with sufficient loan authority to approve the request.

Risk Ratings. Loan officers are directly responsible for monitoring the risk in their respective portfolios. On commercial loans, risk grades are assigned by the loan officer for the probability of default following analysis of borrower characteristics and external economic factors. However, on consumer loans, risk grades are determined by a borrower’s credit score and personal debt ratio, as well as the borrower’s repayment history with the bank.

Factoring

Since August 29, 2014, NBC has owned a 70% interest in CBI, the holding company of Corporate Billing. Corporate Billing is a transaction-based finance company engaged in the purchase of accounts receivable at a discount from businesses throughout the United States and parts of Canada, a transaction traditionally known as “factoring.” In a typical factoring transaction, Corporate Billing purchases all of the rights associated with the account receivable and assumes the billing and collection responsibilities. Corporate Billing may purchase a receivable with or without recourse. If an account is purchased without recourse, Corporate Billing bears the loss if the account debtor does not pay the invoice amount. If the receivable is purchased with recourse, however, Corporate Billing has the right to collect the unpaid invoice amount from the seller of the receivable if the account debtor does not pay. Corporate Billing engages in both recourse and non-recourse purchases, with its recourse operations focused primarily in the transportation industry, and its non-recourse operations focused primarily in the automotive dealer and distributor industries. As an operating subsidiary of NBC, Corporate Billing is regulated by the OCC.

Electronic Banking

NBC offers electronic banking services to its customers, including commercial and retail online banking, automated bill payment, mobile banking, and remote deposit capture for certain customers.

Competition

The financial services industry is highly competitive. NBC competes for loans, deposits, and financial services in all of its principal markets. NBC competes directly with other bank and nonbank institutions located within its markets, internet-based banks, out-of-market banks, and bank holding companies that advertise in or otherwise serve its markets, along with money market and mutual funds, brokerage houses, mortgage companies, and insurance companies or other commercial entities that offer financial services products. Competition involves efforts to retain current customers, obtain new loans and deposits, increase the scope and type of services offered, and offer competitive interest rates paid on deposits and charged on loans. Many of NBC’s competitors enjoy competitive advantages, including greater financial resources, a wider geographic presence, more accessible branch office locations, the ability to offer additional services, more favorable pricing alternatives, and lower origination and operating costs. Some of NBC’s competitors have been in business for a long time and have an established customer base and name recognition. NBC believes that its competitive pricing, personalized service, and community involvement enable the bank to effectively compete in the communities in which it operates.

Properties

NCC’s headquarters and the main office of NBC are located at 813 Shades Creek Parkway, Suite 100, Birmingham, Alabama 35209. Including the main office, NBC operates 15 branches with drive-through and/or ATM service. The office of both CBI and Corporate Billing is located at 239 Johnson Street, S.E., Decatur, Alabama 35601.

The following table summarizes pertinent details of NBC’s main and banking offices, as well as CBI’s and Corporate Billing’s office, as of June 30, 2015:

Office Address	Owned/Leased	Square Footage
NATIONAL BANK OF COMMERCE

813 Shades Creek Parkway, Suite 100 Birmingham, AL 35209 (Main Office)	Leased	12,784

1919 Cahaba Road Birmingham, AL 35223	Leased	8,340

5 Inverness Center Parkway Birmingham, AL 35242	Owned	15,851

457 Magnolia Avenue Fairhope, AL 36532	Owned	6,008

1544 West 2nd Street, Suite 114 Gulf Shores, AL 36542	Leased	1,600

415 Meridian Street Huntsville, AL 35801	Owned	13,579

8153 Highway 72 West Madison, AL 35758	Owned	4,024

2443 Enterprise Drive Opelika, AL 36801	Owned	6,200

2145 Indian River Boulevard, Suite A Vero Beach, FL 32960	Leased	4,000

425 South U.S. Highway 17-92* Longwood, FL 32750	Owned	13,083

401 South Semoran Boulevard* Winter Park, FL 32792	Leased	6,492

3822 Edgewater Drive* Orlando (College Park), FL 32804	Leased	2,146

997 West Broadway Street* Oviedo, FL 32765	Owned	3,414

1631 N. John Young Parkway* Kissimmee, FL 34741	Leased	2,313

1250 Lee Road* Winter Park, FL 32789	Owned	2,703

CBI / CORPORATE BILLING

239 Johnson Street, S.E. Decatur, Alabama 35601	Owned	8,500

*	Operates under the trade name “United Legacy Bank, a division of National Bank of Commerce.”

NCC believes that its banking and non-banking offices are in good condition and are suitable to the company’s needs.

Legal Proceedings

NCC and NBC are subject to various pending and threatened litigation actions in the ordinary course of business. Although it is not possible to determine with certainty at this point in time what liability, if any, NCC and NBC will have as a result of such litigation, based on consultation with legal counsel, management does not anticipate that the ultimate liability, if any, resulting from such litigation will have a material effect on NCC’s and NBC’s financial condition and results of operations.

Employees

As of June 30, 2015, NCC had approximately 244 full-time and full-time equivalent employees. None of these employees is party to a collective bargaining agreement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF NCC

The following table sets forth certain information as of September 11, 2015, concerning the beneficial ownership of shares of NCC’s outstanding common stock by:

•	each person or group known by NCC to be the beneficial owner of more than 5% of NCC’s issued and outstanding common stock;

•	each of NCC’s current directors and each of NCC’s named executive officers listed in the Summary Compensation Table on page 113;

•	all current NCC directors and executive officers as a group;

•	the new director to be appointed to NCC’s board of directors of directors at the effective time of the merger; and

•	all current and prospective NCC directors and executive officers as a group.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the “beneficial owner” of securities if such person has or shares the power to vote or direct the voting of securities, or to dispose or direct the disposition of securities or has the right to acquire such powers within 60 days. For purposes of calculating each person’s percentage ownership, NCC common stock issuable pursuant to options exercisable within 60 days are included as outstanding and beneficially owned for that person or group, but are not deemed outstanding for the purposes of computing the percentage ownership of any other person. The percentages in the table have been rounded to the nearest hundredth. Except as disclosed in the footnotes to this table and subject to applicable community property laws, NCC believes that each beneficial owner identified in the table possesses sole voting and investment power over all NCC common stock shown as beneficially owned by the beneficial owner.

The percentage of beneficial ownership is based on 9,438,541 shares of NCC common stock outstanding as of September 11, 2015 and 10,986,062 shares of NCC common stock outstanding immediately after the completion of the merger. The information presented below assumes that: (i) the maximum number of shares of NCC common stock issuable pursuant to the terms of the merger agreement are issued in the merger, (ii) all options held by Reunion stockholders (currently entitling such holders to acquire 286,343 shares of Reunion common stock) are exercised upon the vesting of such options at the effective time of the merger in accordance with the exchange ratio and other terms set forth in the merger agreement, (iii) that no additional shares of NCC common stock or securities convertible into NCC common stock are issued by NCC subsequent to September 11, 2015 other than in connection with the merger, and (iv) that each director’s and executive officer’s beneficial ownership of NCC common stock does not change prior to consummation of the merger. Unless otherwise indicated in the footnotes below, the address for each beneficial owner is c/o National Commerce Corporation, 813 Shades Creek Parkway, Suite 100, Birmingham, Alabama 35209.

NCC currently has 30,000,000 shares of common stock, par value $0.01 per share, authorized for issuance, as well as 250,000 shares of preferred stock, par value $0.01 per share, authorized for issuance. There is currently no preferred stock outstanding.

Name of Beneficial Owner	Number of Shares of Common Stock	% of Shares of Common Stock – Before Merger	% of Shares of Common Stock – After Merger
5% Stockholders (excluding Current Directors and Named Executive Officers)
Charles Phillip McWane 2011 Grantor Retained Annuity Trust(1)	971,195	10.3%	8.8%
NBC Holdings, LLC(2)	507,895	5.4%	4.6%
Current Directors and Named Executive Officers
John H. Holcomb, III(3)	91,333	*	*
Richard Murray, IV(4)	108,898	1.2%	*
William E. Matthews, V(5)	49,355	*	*
Bobby A. Bradley	13,310	*	*
R. Holman Head	6,500	*	*
Jerry D. Kimbrough(6)	94,326	1.0%	*
C. Phillip McWane(7)	1,331,101	14.1%	12.1%
G. Ruffner Page, Jr.(8)	226,955	2.4%	2.1%
W. Stancil Starnes	66,551	*	*
Temple W. Tutwiler, III	11,655	*	*
Russell H. Vandevelde, IV(9)	127,663	1.4%	1.2%
Donald F. Wright(10)	30,746	*	*
Current Directors and Executive Officers as a Group (17 persons)(11)	2,445,912	25.5%	22.0%
Prospective Director
Stephen A. Sevigny(12)	52,366	—	*
All Current and Prospective Directors and Executive Officers as a Group (18 persons)(13)	2,498,278	25.5%	22.4%

*	Reflects ownership of less than 1%.
(1)	Consists of shares of NCC common stock held directly by the Charles Phillip McWane 2011 Grantor Retained Annuity Trust (the “McWane GRAT”). NCC director C. Phillip McWane exercises sole voting power and shared dispositive power as to the shares held by the McWane GRAT, as described further in footnote (7) below.
(2)	Consists of shares of NCC common stock held directly by NBC Holdings, LLC. The managing member of NBC Holdings, LLC is ATB Management, LLC, which is managed by Kenneth H. Polk, its sole member and an owner of less than five percent (5%) of NBC Holdings, LLC. The address of NBC Holdings, LLC, ATB Management, LLC and Mr. Polk is 2000 Morris Avenue, Suite 1200, Birmingham, Alabama 35203.
(3)	Includes (a) 67,833 shares of NCC common stock held directly by Mr. Holcomb and (b) 23,500 shares of NCC common stock underlying options that are currently exercisable or exercisable within 60 days of September 11, 2015.
(4)	Includes (a) 82,072 shares of NCC common stock held directly by Mr. Murray, (b) 3,326 shares of NCC common stock held by Mr. Murray’s dependent children over which Mr. Murray exercises voting control, and (c) 23,500 shares of NCC common stock underlying options that are currently exercisable or exercisable within 60 days of September 11, 2015.
(5)	Includes (a) 67 shares of NCC common stock held directly by Mr. Matthews, (b) 23,288 shares of NCC common stock held in an individual retirement account for the benefit of Mr. Matthews, (c) 2,500 shares of NCC common stock held jointly by Mr. Matthews and his spouse and (d) 23,500 shares of NCC common stock underlying options that are currently exercisable or exercisable within 60 days of September 11, 2015.

(6)	Includes (a) 21,866 shares of NCC common stock held directly by Mr. Kimbrough, (b) 36,495 shares of NCC common stock held in an individual retirement account for the benefit of Mr. Kimbrough and (c) 35,965 shares of NCC common stock held by a limited liability company, a majority of the equity of which is owned by a trust for which Mr. Kimbrough’s spouse serves as trustee.
(7)	Includes (a) 359,906 shares of NCC common stock held directly by Mr. McWane and (b) 971,195 shares of NCC common stock held by the McWane GRAT, as to which Mr. McWane exercises sole voting power and shared dispositive power, as described in note (1) above. Pursuant to the terms of the McWane GRAT, Regions Bank, as trustee and acting through and on behalf of the McWane GRAT, has authority to select and dispose of assets held in the McWane GRAT, including the shares of NCC common stock held by the McWane GRAT, subject to the prior approval of Mr. McWane. Regions Bank is wholly owned by Regions Financial Corporation.
(8)	Includes (a) 67 shares of NCC common stock held directly by Mr. Page, (b) 23,500 shares of NCC common stock underlying options that are currently exercisable or exercisable within 60 days of September 11, 2015 and (c) 203,388 shares of NCC common stock held by the G. Ruffner Page, Jr. Grantor Retained Annuity Trust (the “Page GRAT”), as to which Mr. Page exercises sole voting power and shared dispositive power. Pursuant to the terms of the Page GRAT, Regions Bank, as trustee and acting through and on behalf of the Page GRAT, has authority to select and dispose of assets held in the Page GRAT, including the shares of NCC common stock held by the Page GRAT, subject to the prior approval of Mr. Page. Regions Bank is wholly owned by Regions Financial Corporation.
(9)	Includes (a) 103,233 shares of NCC common stock held directly by Mr. Vandevelde, (b) 19,980 shares of NCC common stock held in individual retirement accounts for the benefit of Mr. Vandevelde, (c) 1,250 shares of NCC common stock held in an individual retirement account for the benefit of Mr. Vandevelde’s spouse and (d) 3,200 shares of NCC common stock held by Mr. Vandevelde as custodian for his four minor children.
(10)	Includes 30,746 shares of NCC common stock that are beneficially owned by Mr. Wright through a revocable trust, with respect to which Mr. Wright serves as a co-trustee with his spouse.
(11)	Includes shares and options that are exercisable for shares of common stock as described in footnotes (3) - (10), as well as shares and exercisable options held by five persons considered to be executive officers of NCC that are not individually listed in the table above.
(12)	Reflects the conversion of Reunion common stock beneficially owned by Dr. Sevigny into shares of NCC common stock pursuant to the terms of the merger agreement. This number includes (a) 44,400 shares of Reunion common stock held by Dr. Sevigny as tenants by the entirety with his spouse, (b) 5,000 shares of Reunion common stock held directly by Dr. Sevigny, (c) 10,000 shares of Reunion common stock held by a limited liability company for which Dr. Sevigny serves as manager, and (d) options held by Dr. Sevigny to purchase 12,601 shares of Reunion common stock, all of which will immediately vest if the merger is consummated and will entitle Dr. Sevigny to acquire an additional 9,164 shares of NCC common stock upon consummation of the merger. Dr. Sevigny does not currently own any shares of NCC common stock. Dr. Sevigny’s address is c/o Reunion Bank of Florida, 1892 East Burleigh Boulevard, Tavares, Florida 32278.
(13)	Includes shares and options that are exercisable for shares of common stock as described in footnotes (3) - (10) and (12), as well as shares and exercisable options held by five persons considered to be executive officers of NCC that are not individually listed in the table above.

MANAGEMENT AND CORPORATE GOVERNANCE OF NCC

Board of Directors

NCC’s certificate of incorporation and bylaws provide that NCC’s board of directors will consist of up to 20 directors, with the precise number of directors being determined by the board of directors from time to time. NCC’s board of directors is currently composed of 12 members. Directors are elected for a one-year term and hold office until their successors are duly elected and qualified, or until their earlier death, resignation or removal.

Information about the Current Directors

NCC’s directors bring many years of experience in executive management and board membership of other companies and have a broad range of experience across many industries, including manufacturing, real estate, distribution, accounting, insurance, law, engineering, and government contracting, which include the industries of some of NBC’s largest customers. In addition, five of NCC’s non-executive directors have experience as directors, having formerly served as directors of ALAB or its banking subsidiaries operating in NBC’s current markets, and four of those non-executive directors have experience as directors of a publicly traded banking institution.

Set forth below are the biographies of each of the current directors of NCC, including their names, ages, offices in the Company, if any, principal occupations or employment for at least the past five years, the length of their tenure as directors, and the names of other public companies in which such persons hold or have held directorships during the past five years. Additionally, information about the specific experience, qualifications, attributes or skills that led NCC’s board of directors to conclude that the person should serve as a director is set forth below. All directors of NCC are also directors of NBC.

Name	Age	Position(s) with the Company
John H. Holcomb, III(4)	64	Chairman and Chief Executive Officer
Richard Murray, IV(4)	53	Director, President and Chief Operating Officer
William E. Matthews, V(4)	51	Vice Chairman and Chief Financial Officer
Bobby A. Bradley(1)	65	Director
R. Holman Head(1)(2)	59	Director
Jerry D. Kimbrough	64	Director
C. Phillip McWane(4)	57	Director
G. Ruffner Page, Jr.(2)(3)(4)	56	Director
W. Stancil Starnes(2)(3)	67	Director
Temple W. Tutwiler, III(1)(3)	62	Director
Russell H. Vandevelde, IV(2)	48	Director
Donald F. Wright	72	Director

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Nominating and Corporate Governance Committee
(4)	Member of the Executive Committee

John H. Holcomb, III was appointed to NCC’s board of directors in 2010. Since October 2010, Mr. Holcomb has served as Chief Executive Officer and Chairman of the board of directors of NCC, as well as Chairman of the board of directors of NBC. From October 2010 until June 2012, Mr. Holcomb also served as Chief Executive Officer of NBC. Mr. Holcomb previously served as Chairman of the board of directors and Chief Executive Officer of ALAB from 1996 until it was acquired in 2008, and then as Vice Chairman of RBC Bank (USA) until June 2009. Mr. Holcomb has more than 37 years of commercial banking experience, focused on the markets in which NBC currently operates, and has served in senior executive positions with NCC and

NBC since 2010, providing him with extensive knowledge of NCC’s operations. Mr. Holcomb is a graduate of Furman University.

Richard Murray, IV was appointed to NCC’s board of directors in 2010. Mr. Murray has served as NCC’s President and Chief Operating Officer since October 2010 and as President and Chief Executive Officer of NBC since June 2012. From October 2010 until June 2012, Mr. Murray served as President and Chief Operating Officer of NBC. Mr. Murray previously served as President and Chief Operating Officer of ALAB from 2000 until it was acquired in 2008, and then as Regional President (Alabama and Florida) of RBC Bank (USA) from February 2008 until July 2009. Mr. Murray has more than 29 years of commercial banking experience in the markets in which NBC currently operates and has served in senior executive positions with NCC and NBC since 2010, providing him with extensive knowledge of NCC’s operations. Mr. Murray is a Vanderbilt graduate and holds an MBA from Samford University.

William E. Matthews, V was appointed to NCC’s board of directors in 2010. Mr. Matthews has served as Vice Chairman of NCC’s board of directors and of the board of directors and NBC since June 2012 and as NCC’s and NBC’s Chief Financial Officer since November 2011. He served as Executive Vice President of NCC and NBC from November 2011 until June 2012. Mr. Matthews previously served as Executive Vice President and Chief Financial Officer of ALAB from 1998 until it was acquired in 2008, and then as Chief Financial Officer of RBC Bank (USA) until March 2009. From March 2009 until October 2011, Mr. Matthews was a partner at New Capital Partners, a private equity firm based in Birmingham, Alabama. Mr. Matthews graduated from Princeton University and earned an MBA from the Wharton School of the University of Pennsylvania. NCC’s board of directors believes that Mr. Matthews’ more than 24 years of involvement in the banking and finance industries and extensive experience as a chief financial officer of various banks contributes valuable experience to the board.

Bobby A. Bradley was appointed to NCC’s board of directors in 2010. Ms. Bradley currently serves as Managing Partner of Lewis Properties, LLC, a real estate investment company, Managing Partner of Anderson Investments, LLC, a technology business investment company, and Managing Partner of Genesis II, LLC, a family business designed to support various philanthropic and investment efforts. Ms. Bradley previously served as Chief Executive Officer of Computer Systems Technology, Inc. from 1989 until 2003, and then served as Group Manager of Science Applications International Corporation (SAIC) until 2004. Ms. Bradley also served on the board of directors of ALAB from 2005 until it was acquired in 2008. NCC’s board of directors believes that Ms. Bradley’s skills and professional experience in a variety of operational and leadership roles give her a wide range of knowledge on topics important to NCC’s business and operations and allow her to contribute important insight to the board.

R. Holman Head was appointed to NCC’s board of directors in 2013. Mr. Head currently serves as President and Chief Operating Officer of O’Neal Industries, the largest family-owned group of metals service centers in the United States. Mr. Head has been employed by O’Neal Industries in various positions since 1980. Mr. Head is also a partner and officer of Sigma Investments, a private investment company. Mr. Head’s extensive experience as a senior executive officer of a corporation adds valuable expertise and insight to the board.

Jerry D. Kimbrough was appointed to NCC’s board of directors in 2010. Mr. Kimbrough is a certified public accountant and a senior member of the accounting firm of Warren Averett, LLC located in Birmingham, Alabama. Warren Averett, LLC is the largest independent accounting firm in Alabama and ranks in the top 30 accounting firms in the United States. Mr. Kimbrough’s 40 years of experience as a public accountant, as well as his years of experience as a director on NCC’s board of directors, add valuable expertise and insight to the board.

C. Phillip McWane was appointed to NCC’s board of directors in 2010. Mr. McWane has served as Chairman of McWane, Inc., a pipe and valve manufacturing and technology company, since 1999. Mr. McWane has been employed by McWane, Inc. in various positions since 1980. Mr. McWane also served on the board of directors of ALAB from 1995 until it was acquired in 2008. Mr. McWane’s more than 15 years of experience as a senior executive of a corporation adds valuable expertise and insight to the board.

G. Ruffner Page, Jr. was appointed to NCC’s board of directors in 2010. Mr. Page has served as President of McWane, Inc., a pipe and valve manufacturing and technology company, since 1999. Mr. Page previously served as Executive Vice President of National Bank of Commerce, a subsidiary of Alabama National Bancorporation, from 1989 until 1994, at which time he accepted employment at McWane, Inc. Mr. Page also served on the board of directors of ALAB from 1995 until it was acquired in 2008. Mr. Page’s experience as a senior banking executive and a senior executive of McWane, Inc. gives him a wide range of knowledge on topics important to the banking business and allows him to contribute valuable insight to the board.

W. Stancil Starnes was appointed to NCC’s board of directors in 2010. Mr. Starnes currently serves as Chairman of the board of directors and Chief Executive Officer of ProAssurance Corporation, a public holding company for property and casualty insurance companies focused on professional liability insurance. Mr. Starnes practiced law at the law firm of Starnes & Atchison LLP in Birmingham, Alabama from 1975 until October 2006, most recently serving as the senior and managing partner. Mr. Starnes then served as President of Corporate Planning and Administration for Brasfield & Gorrie, Inc., a commercial construction firm based in Birmingham, Alabama, until May 2007, when he joined ProAssurance Corporation. Mr. Starnes currently serves as a director of Infinity Property and Casualty Corporation, a public insurance holding company based in Birmingham, Alabama, where he serves on the audit, compensation and executive committees. He also served on the board of directors of ALAB from 1995 until it was acquired in 2008. Mr. Starnes has gained valuable insight into the operation and governance of companies through his more than 30 years of legal experience and his management experience with various companies, including public companies.

Temple W. Tutwiler, III was appointed to NCC’s board of directors in 2013. Mr. Tutwiler serves as President of Shades Creek Real-Estate & Investment Co. and as a general partner in Tutwiler Properties, Ltd., and serves as an officer of or partner in other family-controlled entities. Mr. Tutwiler has more than 30 years of experience in managing and developing real estate in central Alabama, as well as managing stock and bond portfolios. Mr. Tutwiler also served on the board of directors of First American Bank, ALAB’s largest subsidiary bank, from 1995 until 2008. Mr. Tutwiler’s skills and professional experience in a variety of operational and leadership roles in the real estate and banking industries give him a wide range of knowledge on topics important to NCC’s business and operations, allowing him to contribute valuable experience and insight to the board.

Russell H. Vandevelde, IV was appointed to NCC’s board of directors in 2010. Mr. Vandevelde currently serves as Chief Executive Officer and is a founding member of Executive Benefits Specialists, LLC, an organization specializing in the design, implementation and administration of benefit plans for financial institutions, with a concentration in community banks. Mr. Vandevelde served as Chairman of NCC’s board of directors from approximately May 2009 until October 2010. The board believes that Mr. Vandevelde’s 15 years as a consultant to financial institutions, as well as his experience as a director on the board, add valuable expertise and insight to the board.

Donald F. Wright was appointed to NCC’s board of directors in December 2014 in connection with NCC’s acquisition of United. Mr. Wright has more than 40 years of experience as a lawyer and is currently a senior partner in the law firm of Wright, Fulford, Moorhead & Brown, P.A. in Altamonte Springs, Florida. Mr. Wright served as a member of the board of directors of United from February 2010 until December 2014, at which time he joined NCC’s board of directors following NCC’s acquisition of United, and as a director of ULB until ULB merged with and into NBC on February 28, 2015. NCC’s board of directors believes that Mr. Wright’s extensive experience as a practicing attorney, during which period he has advised a number of companies on a variety of issues, provides a unique and valuable perspective to the board.

Director Independence

The listing standards of Nasdaq generally require that listed companies have a majority of independent directors. NCC’s board of directors has determined that all of NCC’s directors are “independent directors,” as defined in Nasdaq Marketplace Rule 5605(a)(2), except for Messrs. Holcomb, Murray and Matthews, who are NCC’s senior executive officers. In determining each director’s independence, NCC’s board of directors considered the services provided, any loan transactions between NCC or its subsidiaries and the director or the director’s family members or businesses with which the director or his or her family members are associated and other matters that the board deemed pertinent.

Additional Information about the Current Directors

With the exception of Mr. Wright, none of the directors was selected pursuant to any arrangement or understanding, other than with directors and executive officers of NCC acting within their capacities as such. Under the terms of the NCC’s merger agreement with United, Mr. Wright will be nominated for election at the first two annual meetings of stockholders following the effective date of the merger (December 15, 2014), unless he is disqualified from service as a director based on the occurrence of certain specified events. Except for the relationship between Mr. Head and Mr. Page as brothers-in-law, there are no family relationships among NCC’s directors and executive officers. None of NCC’s directors or executive officers serves as a director of any company that has a class of securities registered under, or that is subject to the periodic reporting requirements of, the Exchange Act, or any investment company registered under the Investment Company Act of 1940, other than Mr. Starnes, who serves as Chairman and Chief Executive Officer of ProAssurance Corporation and as a director of Infinity Property and Casualty Corporation, each of which has a class of securities registered under, and is subject to the periodic reporting requirements of, the Exchange Act. None of NCC’s directors has been involved in any legal proceedings during the past 10 years that are material to an evaluation of the ability or integrity of such director or in which such director has or had a material interest adverse to the NCC or any of its subsidiaries. The principal occupation and employment during the past five years of each of NCC’s directors was carried on, in each case except as specifically identified above, with a corporation or organization that is not a parent, subsidiary or other affiliate of NCC.

Proposed New Director of NCC

In addition to the directors listed above who will remain directors of NCC following the merger, NCC has agreed to appoint one current director of Reunion, Dr. Stephen A. Sevigny, to its board of directors, effective upon the consummation of the merger as a condition of the merger agreement. Dr. Sevigny will serve until NCC’s next annual meeting of stockholders and will be nominated for election at the first two annual meetings of NCC stockholders following the effective date of the merger, unless he is disqualified from service as a director based on the occurrence of certain specified events. Dr. Sevigny will hold office until his successor is duly elected and qualified, or until his earlier death, resignation or removal.

Dr. Sevigny (age 47) has more than 16 years of experience as a practicing physician and is currently a partner at Radiology Associates Imaging in Daytona Beach, Florida and an officer and owner of several real estate investment ventures. Dr. Sevigny has served as a member of the board of directors of Reunion since April 2012, where he has been a member of the Asset-Liability and Director Loan Committees. The NCC board of directors believes that Dr. Sevigny’s experience as an active real estate investor in Volusia County and as a director of Reunion give him unique insight into the business climate in east central Florida and will allow him to bring a valuable perspective to the NCC board.

Committees of the Board

NCC’s board of directors conducts its business through meetings of the full board and its committees. Under NCC’s Corporate Governance Guidelines, directors are expected to use their reasonable best efforts to attend all or substantially all meetings of the board and the committees thereof on which they serve, as well as annual meetings of stockholders.

NCC’s board of directors has established four standing committees to assist it in carrying out its responsibilities: the Audit Committee, the Nominating and Corporate Governance Committee, the Compensation Committee and the Executive Committee. The board established the Audit and Compensation Committees on July 17, 2014, the Nominating and Corporate Governance Committee on October 16, 2014, and the Executive Committee on December 20, 2011. During 2014, the full board of directors held 12 meetings. Additionally, the Audit Committee met two times, the Compensation Committee met one time, the Nominating and Corporate Governance Committee did not meet, and the Executive Committee met one time. Except for the Executive Committee, each of the committees operates under its own written charter adopted by the board, each of which is available on NCC’s website at https://www.nationalbankofcommerce.com/ in the “Investor Relations” section under “Corporate Governance.” In addition, special committees may be established under the direction of the full board when necessary to address specific issues. The membership and functions of each of the standing committees are described below.

Audit Committee

The Audit Committee is responsible for, among other things, the selection, engagement, retention and compensation of NCC’s independent accountants and the resolution of any disagreements with such accountants; the selection, engagement, retention and compensation of NCC’s internal auditing firm; reviewing the audit plan of NCC’s independent accountants, the scope and results of their audit engagement and the accompanying management letter, if any; reviewing the scope and results of NCC’s internal auditing; consulting with the independent accountants and management with regard to NCC’s accounting methods and principles and the adequacy of NCC’s internal financial controls; the preparation of any reports required of an audit committee under the rules of the SEC; review of major issues regarding financial statement presentations; the review and approval of related party transactions; pre-approving all audit and permissible non-audit services provided by the independent accountants; reviewing the independence of the independent accountants; and reviewing the range of the independent accountants’ audit and non-audit fees.

The current members of the Audit Committee are Temple W. Tutwiler, III (Chairman), Bobby A. Bradley and R. Holman Head. NCC’s board of directors has determined that (i) each member of the Audit Committee is an “independent director” as defined in Nasdaq Marketplace Rule 5605(a)(2), (ii) each member of the Audit Committee satisfies the heightened independence standards of Nasdaq Marketplace Rule 5605(c)(2)(A)(ii) and SEC Rule 10A-3, (iii) each member of the Audit Committee is financially literate under the rules and regulations of Nasdaq and the SEC and (iv) Mr. Head meets the criteria specified under applicable SEC regulations for an “audit committee financial expert” and satisfies the financial sophistication requirements of Nasdaq.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance committee is responsible for, among other duties as may be directed by NCC’s board of directors, determining the qualifications, qualities, skills and other expertise required to be a director; developing and recommending to the board criteria to be considered in selecting nominees for director; identifying and screening individuals qualified to become directors; and making recommendations to the board regarding changes in the size of the board and the selection and approval of nominees for director to be submitted to a stockholder vote at annual meetings of stockholders. This committee also is charged with developing and overseeing Corporate Governance Guidelines; developing a process for an annual evaluation of the board and its committees and overseeing such evaluations; reviewing the board committee structure; monitoring communications from stockholders; and reviewing and making recommendations to the board with respect to succession plans for NCC’s senior management.

The current members of the Nominating and Corporate Governance Committee are W. Stancil Starnes (Chairman), G. Ruffner Page, Jr. and Temple W. Tutwiler, III. NCC’s board of directors has determined that each member of the Nominating and Corporate Governance committee is an “independent director” as defined in Nasdaq Marketplace Rule 5605(a)(2).

Compensation Committee

The Compensation Committee is responsible for, among other duties as may be directed by the board, reviewing the performance of, and determining and recommending to the board the compensation of, NCC’s Chief Executive Officer; reviewing corporate goals relevant to the compensation of NCC’s Chief Executive Officer; making recommendations to the board regarding the compensation of all of NCC’s executive officers; and reviewing and administering NCC’s employee benefit plans and incentive compensation plans, including making grants under those plans. The Compensation Committee also reviews and approves certain compensation information that NCC will include in its proxy statements and annual report filings; reviews any employment agreements and any severance arrangements or plans of NCC’s executive officers; determines stock ownership guidelines for NCC’s executive officers and directors and monitors compliance therewith; reviews and recommends director compensation; and engages and consults with outside compensation consultants, legal counsel and other advisors as the committee deems necessary.

The current members of the Compensation Committee are G. Ruffner Page, Jr. (Chairman), R. Holman Head, W. Stancil Starnes and Russell H. Vandevelde, IV. NCC’s board of directors has determined that each member of the Compensation Committee satisfies the independence standards of Nasdaq Marketplace Rule 5605(d)(2)(A) for purposes of serving on a compensation committee, including being an “independent director” as defined in Nasdaq Marketplace Rule 5605(a)(2).

Executive Committee

The Executive Committee is authorized to exercise the authority of NCC’s board of directors between board meetings, subject to certain limitations. Although the Executive Committee generally has authority to exercise all powers and authority of the full board in the management and direction of NCC’s business and affairs, the Executive Committee may not approve, adopt or recommend to the stockholders any action or matter (other than the election or removal of directors) expressly required by law to be submitted to stockholders for approval, nor may it adopt, amend or repeal any of NCC’s bylaws. The Executive Committee does not have a charter. The current members of the Executive Committee are G. Ruffner Page, Jr. (Chairman), C. Phillip McWane, John H. Holcomb, III, Richard Murray, IV and William E. Matthews, V.

Compensation Committee Interlocks and Insider Participation

No member of NCC’s Compensation Committee is or has been at any time an officer or employee of NCC, except that G. Ruffner Page, Jr. was considered a non-employee executive officer of NCC from December 20, 2011 until July 17, 2014 due to the position of chairman of the Executive Committee having been designated as one of NCC’s “executive officers” during such time period.

None of NCC’s executive officers serves or will serve on the board of directors or compensation committee of an entity that has an executive officer that serves on NCC’s board of directors or the Compensation Committee thereof. No member of NCC’s board of directors is an executive officer of an entity for which one of NCC’s executive officers serves as a member of the board of directors or on the compensation committee thereof.

To the extent that any members of the Compensation Committee have participated in transactions with NCC or its subsidiaries, a description of those transactions is provided in “Director Compensation” and “Certain Relationships and Related Party Transactions.”

Consideration of Director Candidates

The Nominating and Corporate Governance Committee of NCC’s board of directors is responsible for and has established procedures for identifying and evaluating qualified candidates for election to the board. Following its evaluation, the Nominating and Corporate Governance Committee recommends to the full board a slate of director candidates for inclusion in the Company’s proxy statement. These recommendations are based on an evaluation that is consistent with the criteria for selecting directors set forth below and are also consistent with the Company’s organizational documents and applicable law and listing standards.

In the case of incumbent directors, the Nominating and Corporate Governance Committee assesses each director’s overall contributions and service during his or her current term, including the number of meetings attended, level of participation and quality of performance. The Nominating and Corporate Governance Committee also assesses incumbent directors in light of the criteria for board candidates generally and other perceived needs of the board. In the case of new director candidates, the Nominating and Corporate Governance Committee first evaluates the candidate in light of the requirements under NCC’s organizational documents and applicable law and listing standards, including whether the nominee must be independent under Nasdaq listing standards, and then identifies any special needs of the current board and evaluates the candidate based on the criteria set forth below. The Nominating and Corporate Governance Committee considers individuals recommended by board members, management, stockholders and, if it deems appropriate, a professional search firm.

The board may also consider candidates to fill a vacancy in the board outside of the annual stockholder meeting process. The Nominating and Corporate Governance Committee uses the same criteria as are used to evaluate a director nominee to be elected by stockholders. In the event of a vacancy to be filled by the board, the Nominating and Corporate Governance Committee will recommend to the board one or more candidates for election by the board, and proxies will not be solicited.

The Nominating and Corporate Governance Committee is responsible for recommending to the board the types of skills and characteristics required of directors, based on the needs of the company from time to time. Criteria used to evaluate potential directors include relevant experience, intelligence, independence, commitment, integrity, diligence, conflicts of interest, age, compatibility with the company’s management team and culture, prominence, understanding of the company’s business, the ability to act in the interests of all stockholders and other factors deemed relevant, including issues of diversity. The backgrounds and qualifications of the directors, considered as group, are intended to provide a significant composite mix of experience, knowledge and abilities that will allow the board to fulfill its responsibilities. The Nominating and Corporate Governance Committee confers with the full board as to the specific criteria that it intends to apply before commencing a search for a new director.

Process for Stockholders to Recommend Director Candidates for Consideration by the Committee

The Nominating and Corporate Governance Committee does not intend to alter the manner in which it evaluates candidates, including the criteria set forth above, for candidates recommended by stockholders. Stockholders who wish to recommend candidates for the Nominating and Corporate Governance Committee’s consideration must submit a written recommendation to the Corporate Secretary at 813 Shades Creek Parkway, Suite 100, Birmingham, Alabama 35209. Recommendations must be sent by certified or registered mail and received by November 1 for consideration at the following year’s annual meeting of stockholders. Recommendations must include the following:

•	the recommending stockholder’s name, number of shares owned, length of period held and proof of ownership;

•	the candidate’s name, address, phone number, e-mail address and age;

•	a resume describing, at a minimum, the candidate’s educational background, occupation, employment history and material outside commitments (e.g., memberships on other boards and committees, charitable foundations, etc.);

•	a supporting statement which describes the stockholder’s and candidate’s reasons for nomination to the board and documents the candidate’s ability to satisfy the director qualifications described above;

•	the candidate’s consent to a background investigation;

•	a notarized affidavit executed by the candidate to the effect that, if nominated and elected, he or she will serve, he or she is eligible for election as a member of the board, and that he or she consents to being named in the proxy statement as a nominee, if he or she will in fact be so named;

•	a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years between the nominating stockholder and the candidate;

•	a description of any voting commitments and/or any other arrangements or obligations by which the candidate is or will be bound as a director;

•	a completed questionnaire regarding the candidate, which may be obtained from the Secretary of the company, relating to the stock exchange listing requirements for director independence that are applicable to the company; and

•	any other information relating to the stockholder and the candidate that is required to be disclosed in a proxy statement on Schedule 14A for solicitation of proxies for election of directors under the Exchange Act and pursuant to any other applicable laws or rules or regulations of any governmental authority or of any national securities exchange or similar body overseeing any trading market on which shares of the company are traded.

The corporate Secretary will promptly forward these materials to the Chairman of the Nominating and Corporate Governance Committee and the Chairman of the board. The Nominating and Corporate Governance Committee may contact recommended candidates to request additional information necessary for its evaluation or for disclosure under applicable SEC rules, including without limitation information relating to such candidate that is required to be disclosed in solicitations of proxies for election of directors pursuant to Regulation 14A under the Exchange Act. The Nominating and Corporate Governance Committee will consider a recommendation only if appropriate biographical information and background material is provided on a timely basis.

Nominations of Director Candidates by Stockholders

Separate procedures apply if a stockholder wishes to nominate a director candidate for election at a meeting of stockholders. These procedures, as well as the company’s director qualifications, are specified in Sections 1.4 and 2.3, respectively, of the company’s bylaws and are summarized below. Nothing in the above-described procedures for stockholders to recommend candidates to the Nominating and Corporate Governance Committee supersedes any requirements set forth in the bylaws.

Section 1.4 of NCC’s bylaws provides for procedures pursuant to which stockholders may nominate director candidates at meetings of stockholders. To provide timely notice of a director nomination at an annual meeting of stockholders, the stockholder’s notice must be received by the corporate Secretary at the principal executive offices of NCC at 813 Shades Creek Parkway, Suite 100, Birmingham, Alabama 35209: (i) with respect to an annual meeting, not earlier than the opening of business on the 150th day before, and not later than the close of business on the 120th day before, the first anniversary of the date of the preceding year’s annual meeting, (ii) if the date of the applicable annual meeting is more than 30 days before or 70 days after the first anniversary of the prior year’s annual meeting, or if no annual meeting was held in the previous year, not earlier than the opening of business on the 150th day before the date of such annual meeting, and not later than the close of business on the later of (y) the 120th day before the date of such annual meeting and (z) the 10th day following the day on which public announcement of the date of such annual meeting is first made by the company, and (iii) with respect to any special meeting of stockholders called by the board for the election of directors, not earlier than the close of business on the 150th day prior to such special meeting and not later than the close of business on the later of (A) the 120th day prior to such special meeting or (B) if the first public announcement of the date of such special meeting is less than 130 days prior to the date of such special meeting, the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the board to be elected at such meeting. A nominating stockholder’s notice must also satisfy the information requirements specified in Section 1.4(a)(3) of the bylaws with respect to the nominee for director and the nominating stockholder.

Additionally, in order to be eligible for nomination, a potential nominee must deliver to the Secretary (i) a completed questionnaire providing information concerning the background, qualification, independence and stock ownership of that person, among other things, and (ii) a written representation and agreement pertaining to any voting commitments made by the potential nominee and compensation the nominee expects to receive other than from the company as a result of his or her service as a director, among other things. The company may require any proposed nominee or stockholder who nominates the proposed nominee to furnish such other information as it may reasonably require to determine the eligibility of the proposed nominee to serve as a director of the company or that could be material to a reasonable stockholder’s understanding of the independence, or lack thereof, of the proposed nominee. The chairman of the meeting of stockholders will determine whether or not a nomination was made in accordance with the procedures set forth in NCC’s bylaws. If the chairman determines that a nomination is defective, he will declare to the meeting that such nomination is defective, and the defective nomination will be disregarded.

A copy of NCC’s bylaws can be accessed at https://www.nationalbankofcommerce.com/ in the “Investor Relations” section under “Corporate Governance.” Printed copies of the bylaws may also be obtained at no charge by writing to the corporate Secretary at 813 Shades Creek Parkway, Suite 100, Birmingham, Alabama 35209.

Management Team

Executive Officers

Executive officers are appointed annually at a meeting of the board of directors of NCC, to serve until their successors are chosen and qualified. NCC’s senior management team has worked together for many years and has extensive experience in the commercial banking industry in the markets in which NBC currently operates. In addition to Messrs. Holcomb, Murray and Matthews, the individuals listed below constitute the executive officers of NCC and will continue to be NCC’s executive officers after the merger. The following is a presentation of selected biographical information for NCC’s non-director executive officers, including several executive officers of National Bank of Commerce who are deemed to be “officers” of NCC pursuant to Rule 3b-7 of the Exchange Act.

Robert B. Aland, 53, has served as Birmingham Market President of NBC since October 2010. Mr. Aland previously served as Birmingham Market President of RBC Bank (USA) from February 2008 until June 2009, and as Birmingham Market President of First American Bank, ALAB’s largest subsidiary bank, from 2005 until February 2008. Mr. Aland has been a banker for approximately 25 years.

John R. Bragg, 54, has served as Executive Vice President – Bank Operations of NCC and National Bank of Commerce since October 2010. Mr. Bragg previously served as Executive Vice President of ALAB from 1992 until it was acquired in 2008, and then served as Senior Vice President – Bank Operations of RBC Bank from February 2008 until June 2009.

M. Davis Goodson, Jr., 43, has served as Executive Vice President and Senior Lender of NBC since May 2011. Mr. Goodson previously served as Senior Vice President and Senior Lender of NBC from October 2010 until April 2011. Mr. Goodson served in various commercial loan officer and commercial banking manager positions beginning in May 1994, including as Commercial Banking Manager of RBC Bank (USA) from July 2006 until June 2009.

William R. Ireland, Jr., 58, has served as Executive Vice President – Chief Risk Management Officer of NBC since October 2010. Mr. Ireland previously served as Director of Credit Review of RBC Bank (USA) from

July 2008 until February 2010 and as Director, Risk Management and Strategic Initiatives of RBC Bank (USA) from February 2008 until July 2008. Mr. Ireland served as Executive Vice President, Chief Risk Management Officer, of ALAB from 2004 until it was acquired in 2008.

James R. (“Skip”) Thompson, III, 56, has served as President and Chief Executive Officer of Corporate Billing since 2009. Mr. Thompson previously served as Chief Executive Officer of First American Bank, ALAB’s largest subsidiary bank, for approximately 10 years, from 1999 until 2008.

Market Presidents

NBC’s market presidents have extensive experience in the banking industry in the markets in which NBC currently operates. With the exception of Mr. Powers, these managers have worked with NCC’s senior management team for many years and were previously employed in comparable roles at ALAB. NCC believes that these market presidents are important to the company’s success, as their banking experience within their markets, their involvement in their communities, and their relationships with customers make NBC more likely to be successful in its community banking model.

Selected biographical information regarding NBC’s market presidents is set forth below. With the exception of Mr. Aland, whose biographical information is set forth above, NBC’s market presidents are not executive officers of NCC.

P. Andrew Beindorf, 59, serves as Vero Beach Market President. Mr. Beindorf was the President and Chief Executive Officer of ALAB’s Indian River National Bank in Vero Beach, Florida from 2001 until 2008, followed by service as Market President for RBC Bank (USA) in the Vero Beach area from February 2008 through 2009. From 2010 until the time that he rejoined NBC as Vero Beach Market President in 2014, Mr. Beindorf served as Executive Vice President and Regional President for CenterState Bank of Florida. Mr. Beindorf has been a banker for approximately 36 years.

Eric L. Canada, 56, serves as Auburn-Opelika Market President. Mr. Canada served as Market President, including as Auburn-Opelika (Lee County) Market President, for AmSouth Bank before joining ALAB’s First American Bank in 2001, where he again served the Auburn-Opelika area as Market President for First American Bank and, subsequently, for RBC Bank (USA) until 2009. Mr. Canada joined NBC as Auburn-Opelika Market President in October 2010. Mr. Canada has been a banker for approximately 30 years.

David G. Powers, 58, serves as Market President – Central Florida. Mr. Powers served as President and Chief Executive Officer of United from 2010 until NCC acquired United on December 15, 2014 and as President and Chief Executive Officer of ULB from 2010 until ULB merged with and into NBC on February 28, 2015. Mr. Powers has more than 30 years of experience as a banker in the Orlando metropolitan area.

W. Evans Quinlivan, 53, serves as Huntsville Market President. Mr. Quinlivan served as Huntsville Market President for ALAB’s First American Bank from 2000 until 2008, at which point he assumed the same role for RBC Bank (USA) until June 2009. He joined NBC as Huntsville Market President in October 2010. Mr. Quinlivan has been a banker for approximately 30 years.

Robert M. Seaborn, Jr., 56, serves as Baldwin County Market President. Mr. Seaborn has more than 30 years of experience as a commercial banker. Prior to joining NBC in October 2010, Mr. Seaborn was President of ALAB’s First Gulf Bank from 1996 until 2008 and subsequently served as Market President of the Gulf Coast Region for RBC Bank (USA) until July 2009.

EXECUTIVE COMPENSATION

Compensation of Executive Officers

NCC is an emerging growth company and is providing disclosure regarding its executive compensation arrangements pursuant to the rules applicable to smaller reporting companies, which means that NCC is not required to provide a compensation discussion and analysis and certain other disclosures regarding executive compensation.

NCC’s executive compensation program is designed to attract, motivate, and retain high-quality leadership and incentivize its executive officers to achieve performance goals over the short- and long-term, which also aligns the interests of NCC’s executive officers with its stockholders. The following discussion relates to the compensation of NCC’s Chief Executive Officer and Chairman of the board of directors, John H. Holcomb, III, and NCC’s two most highly compensated executive officers in 2014 other than Mr. Holcomb, Richard Murray, IV (NCC’s President and Chief Operating Officer) and William E. Matthews, V (NCC’s Chief Financial Officer and Vice Chairman of the board of directors). Holcomb, Murray, and Matthews are collectively referred to herein as NCC’s named executive officers. The board of directors has historically reviewed and determined the compensation of NCC’s named executive officers on an annual basis. Beginning in the third quarter of 2014, however, the compensation of NCC’s named executive officers is reviewed by the Compensation Committee and recommended to the independent members of NCC’s board of directors.

Elements of Executive Compensation

NCC does not currently have employment agreements with any of its executive officers. The named executive officers’ compensation presently consists of base salary, equity awards, non-equity incentive compensation, and certain other employee benefits, as further described below.

Base Salaries. Base salaries for the named executive officers are determined based on each officer’s responsibilities, experience, and contributions to NCC’s growth, individual performance, overall company performance, and general industry conditions.

Equity Awards. The named executive officers participate in the Incentive Plan. See “2011 Equity Incentive Plan” below for additional information regarding the Incentive Plan. Grants of equity to the named executive officers under the Incentive Plan have consisted of option awards (none since 2011) and performance share awards. Collectively, these grants provide the named executive officers with the appropriate incentives to continue in NCC’s employ and to improve the company’s growth and profitability, serve to align the interests of NCC’s named executive officers with its stockholders, and reward the named executive officers for improved company performance.

Messrs. Holcomb, Murray, and Matthews received grants of performance shares under the Incentive Plan effective as of January 1, 2012, 2013 and 2014 and January 22, 2015. In general, the awards are earned following a four-year award period beginning on January 1 of the applicable year. The earned percentage of the target award is based on the average of NCC’s after-tax earnings relative to the corresponding budgets for each of the four years of the award period. However, in order for Messrs. Holcomb, Murray, and Matthews to receive any payout of the award, NCC must have maintained certain levels of specific, pre-determined financial metrics, such as net charge-offs, average loans, non-performing assets and other real estate owned, during the applicable four-year award period. Once earned, the awards are payable in shares of NCC common stock.

Non-Equity Incentive Compensation. The named executive officers are also eligible to receive an annual cash bonus as a percentage of base salary based on NCC’s net income during the year, relative to NCC’s budgeted expectations for the year.

Other Employee Benefits. NCC provides the following additional benefits to the named executive officers on the same basis as all other eligible employees:

•	company-sponsored healthcare plans, including coverage for medical and dental benefits;

•	a qualified 401(k) savings plan with a matching contribution; and

•	payment of life and accidental death and dismemberment insurance premiums.

Summary Compensation Table

The following table sets forth, for the years ended December 31, 2014, 2013 and 2012, a summary of the compensation paid to or earned by NCC’s named executive officers.

Name and Principal Position	Year	Salary ($)	Stock Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)(2)	Total ($)
John H. Holcomb, III	2014	220,000	40,000	100,000	4,647	364,647
Chief Executive Officer and Chairman	2013	200,000	30,000	80,000	3,248	313,248
of the Board	2012	175,000	27,500	90,000	2,438	294,938

Richard Murray, IV	2014	220,000	40,000	100,000	2,112	362,112
President, Chief Operating Officer	2013	200,000	30,000	80,000	1,998	311,998
and Director	2012	165,000	27,500	90,000	2,356	284,856

William E. Matthews, V	2014	220,000	40,000	100,000	2,941	362,941
Chief Financial Officer and Vice	2013	200,000	30,000	80,000	3,248	313,248
Chairman of the Board	2012	165,000	27,500	90,000	2,364	284,864

(1)	Stock awards are reported as the grant date fair value of the shares, computed in accordance with the Financial Accounting Standards Board’s Accounting Standards Codification Topic 718, Compensation – Stock Compensation. These amounts represent the grant date fair value of performance shares awarded to Messrs. Holcomb, Murray, and Matthews on January 1, 2014, 2013 and 2012, respectively.
(2)	The amounts in the “All Other Compensation” column for each executive officer include (i) annual premiums of $312 (for 2014) and $248 (for 2013 and 2012) paid for life insurance and accidental death and dismemberment policies and (ii) amounts contributed to the 401(k) plan account of the executive officer.

2011 Equity Incentive Plan

General. The Incentive Plan was approved by NCC’s stockholders at NCC’s annual meeting on October 25, 2011. The purpose of the Incentive Plan is to promote the interests of NCC and its stockholders by granting equity and equity-related incentives to NCC’s employees and affiliates, including NBC employees, in order to provide an additional incentive to each employee to work to increase the value of NCC’s common stock and to provide each employee with a stake in the company’s future that corresponds to that of the company’s stockholders. The Incentive Plan provides for the grant of incentive and non-qualified stock options, stock appreciation rights, restricted and unrestricted stock awards, phantom stock, performance awards, and other stock-based awards to the employees, officers, and directors of NCC and its affiliates, including NBC employees, as further described below. The Incentive Plan reserved for issuance a total of 500,000 shares of NCC common stock, subject to adjustment in the event of a recapitalization, stock split or similar event. As of September 11, 2015, 219,500 shares of NCC common stock were subject to outstanding options under the Incentive Plan, 150,528 shares of NCC common stock were subject to issuance upon vesting of outstanding performance awards under the Incentive Plan (based on projections of the earned percentages of outstanding performance awards as of such date), and 117,472 additional shares of NCC common stock were reserved for issuance under the Incentive Plan.

Administration of the Incentive Plan. The Incentive Plan provides that it will be administered either by NCC’s board of directors or a committee thereof that is appointed by the board for such task (the “Administrator”). Currently, the Compensation Committee of the board serves as the Administrator of the Incentive Plan. The Administrator has the authority to grant awards under the Incentive Plan, to determine the terms of each award (which are evidenced by a written agreement describing the material terms of the award), to interpret the provisions of the Incentive Plan and to make all other determinations that it may deem necessary or advisable to administer the Incentive Plan.

Types of Awards Available Under the Incentive Plan.

•	Options – The Incentive Plan provides for awards in the form of options to purchase shares of NCC common stock, either as incentive stock options qualified under Section 422 of the Code or options that are not so qualified (referred to as non-qualified stock options). The exercise price of an option may not be less than 100% of the fair market value of a share of NCC common stock on the date of the grant. The exercise price may be paid in cash, or as otherwise provided in the award agreement.

•	Stock Appreciation Rights – The Incentive Plan provides for the grant of stock appreciation rights. The base price of a stock appreciation right may not be less than 100% of the fair market value of a share of NCC common stock on the date of the grant. The consideration payable upon exercise of a stock appreciation right will be paid in cash, shares of NCC common stock, or a combination of cash and shares of NCC common stock, as determined in the sole discretion of the Administrator.

•	Stock Awards – The Incentive Plan provides for the grant of restricted or unrestricted stock awards. Stock awards may be issued for any lawful consideration as the Administrator may determine, and the consideration may be in the form of services performed, or may be paid in cash, shares of NCC common stock, or a combination of cash and shares of NCC common stock, as determined in the sole discretion of the Administrator.

•	Phantom Stock – The Incentive Plan provides for the grant of phantom stock, or awards denominated in stock-equivalent units. Phantom stock units granted to a participant will be credited to a bookkeeping reserve account solely for accounting purposes and will not require a segregation of any of NCC’s assets. An award of phantom stock may be settled in cash, shares of NCC common stock, or a combination of cash and shares of NCC common stock, as determined in the sole discretion of the Administrator.

•	Performance Awards – The Incentive Plan provides for the grant of performance awards that become payable on account of attainment of one or more performance goals established by the Administrator. Performance awards may be settled in cash, shares of NCC common stock, or a combination of cash and NCC common stock, as determined in the sole discretion of the Administrator. Performance goals established by the Administrator may be based on NCC’s or an affiliate’s operating income or one or more other business criteria selected by the Administrator that apply to an individual or group of individuals, a business unit, or NCC or an affiliate as a whole, over such performance period as the Administrator may designate.

•	Other Stock-Based Awards – The Incentive Plan provides for the grant of other stock-based awards for any lawful consideration as the Administrator may determine. Other stock-based awards may be denominated in cash, in shares of NCC common stock or other securities, in stock-equivalent units, in stock appreciation units, in securities or debentures convertible into shares of NCC common stock, or in any combination of the foregoing and may be paid in cash, shares of NCC common stock, or other securities, or in a combination of cash and shares of NCC common stock, as determined in the sole discretion of the Administrator.

Vesting. The Administrator has the authority to determine the vesting schedule applicable to each award, and to accelerate the vesting or exercisability of any award.

Performance Criteria. The Incentive Plan provides that the Administrator may grant performance awards that become payable on account of attainment of one or more performance goals established by the Administrator, which may be based on NCC’s or an affiliate’s operating income or one or more other business criteria that apply to an individual or group of individuals, a business unit, or NCC or an affiliate as a whole, over such performance period as the Administrator may designate.

Transferability. Awards granted under the Incentive Plan may not be transferred by a grantee except by will or the laws of descent and distribution, unless (for awards other than incentive stock options or stock appreciation rights granted with respect to incentive stock options) otherwise provided by the Administrator.

Change in Control Transactions. In the event of any transaction resulting in a change in control of NCC, outstanding stock options and other awards under the Incentive Plan that are payable in or convertible into NCC common stock will terminate upon the effective time of such change in control unless provision is made in connection with the transaction for the continuation or assumption of such awards by, or for the substitution of the equivalent awards of, the surviving or successor entity or a parent thereof. In the event of such termination, the holders of such awards will be permitted, immediately before the change in control, to exercise or convert all portions of such awards that are then exercisable or convertible or that will become exercisable or convertible upon or prior to the effective time of the change in control. The Administrator may, in its sole discretion, take such actions as it deems appropriate to provide for the acceleration of the exercisability of any or all outstanding stock options or other awards.

Adjustments for Other Corporate Transactions. In the event of certain corporate transactions (including a stock dividend or split, spin-off, split-up, dividend, recapitalization, merger, consolidation or share exchange, or similar corporate change that is not part of a transaction resulting in a change in control of NCC), the Administrator will appropriately adjust, if needed, (a) the maximum number and kind of shares reserved for issuance or with respect to which awards may be granted under the Incentive Plan and (b) the terms of outstanding awards, including, but not limited to, the number, kind, and price of securities subject to such awards.

Termination and Amendment. NCC’s board of directors may terminate, amend, or modify the Incentive Plan or any portion thereof at any time. Except as otherwise determined by the board, termination of the Incentive Plan will not affect the Administrator’s ability to exercise the powers granted to it with respect to awards granted under the Incentive Plan prior to the date of termination.

Outstanding Equity Awards at 2014 Fiscal Year-End

The following table sets forth information as of December 31, 2014, concerning outstanding equity awards previously granted to NCC’s named executive officers:

	Option Awards					Stock Awards
Name of Executive	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(1)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(2)
John H. Holcomb, III	23,500	—	—	14.57	12/31/21	—	—	7,313.26	132,004.34
Richard Murray, IV	23,500	—	—	14.57	12/31/21	—	—	7,313.26	132,004.34
William E. Matthews, V	23,500	—	—	14.57	12/31/21	—	—	7,313.26	132,004.34

(1)	Messrs. Holcomb, Murray, and Matthews received grants of performance share awards as of January 1, 2012 (the “2012 grant”), as of January 1, 2013 (the “2013 grant”), and as of January 1, 2014 (the “2014 grant”). See “Compensation of Executive Officers – Elements of Executive Compensation; Equity Awards” for additional information. The number of performance shares set forth in this column represents the projected number of performance shares, as of December 31, 2014, that each named executive officer could earn at the end of the four-year performance periods ending December 31, 2015 (for the 2012 grant), December 31, 2016 (for the 2013 grant), and December 31, 2017 (for the 2014 grant) based on actual performance during the first three years of the award period for the 2012 grant, the first two years of the award period for the 2013 grant, and the first year of the award period for the 2014 grant. The number of performance shares actually earned by the named executive officers will be determined based on actual performance over the entire four-year award periods for the 2012, 2013 and 2014 grants, and such amount may differ significantly from the amounts shown in this column.

For the 2012 grant, the earned percentage of each executive’s award is based on the average of NCC’s after-tax earnings relative to the corresponding budgets for each of the four years of the award period; provided, however, that, in order for the executive to receive any payout of the award, NCC must maintain net charge-offs and non-performing assets at levels averaging at the 50th percentile ranking or better over the four years of the award period when compared to a group of NCC’s peers, subject to certain adjustments in the discretion of the Compensation Committee.

For the 2013 grant and the 2014 grant, the earned percentage of each executive’s award is based on the average of NCC’s after-tax earnings relative to the corresponding budgets for each of the four years of the award period; provided, however, that, in order for the executive to receive any payout of the award, NCC must maintain net charge-offs averaging less than 0.60% of average loans and non-performing assets averaging less than 1.25% of average loans plus other real estate owned over the four years of the award period, subject to certain adjustments in the discretion of the Compensation Committee.

(2)	The amounts shown in this column represent the product obtained by multiplying $18.05, which represents the book value per share of NCC’s common stock on December 31, 2014, by the number of performance shares reflected in the table for the named executive officers as of December 31, 2014.

The table above does not include a grant of performance shares made to Messrs. Holcomb, Murray and Matthews as of January 22, 2015. Each of these awards had a dollar value of $45,000 on the date of grant and specified the target number of performance shares awardable to each officer as 2,403.85 shares. The award agreements permit the executive officers to earn up to 170% of the target award, with the actual earned percentage of the target award to be based on the average of NCC’s after-tax net income relative to the corresponding budgeted net income for each of the four years of the award period.

Deferral of Compensation Plan

On December 18, 2014, NCC’s board of directors adopted the National Commerce Corporation Deferral of Compensation Plan for Key Employees and Non-Employee Directors, which became effective as of the date of adoption. Under the Deferral Plan, directors and members of a select group of management and highly compensated employees selected by NCC’s board of directors or the Compensation Committee thereof may make an irrevocable election to defer receipt of all or a portion of any form of compensation that is determined by the board or the Compensation Committee to be eligible for deferral. The Deferral Plan specifies the required timing of the election based on the form of compensation to be received.

A participant in the Deferral Plan may elect to defer all or a portion of his or her deferrable cash compensation into a designated subaccount in which the balance will accrue interest at the 30-Day London Interbank Offered Rate (LIBOR) plus 75 basis points. Alternatively, participants may defer cash compensation and must defer equity compensation into an account that tracks the performance of NCC common stock and from which distributions may be made solely in the form of shares of NCC common stock. Generally, a participant may elect to receive distributions either in a lump sum upon a specific date or in annual installments, subject to certain provisions in the Deferral Plan that dictate the timing of such distributions in various circumstances, including death, a change in control, or separation from service prior to age 60. Each participant is always 100% vested in amounts attributable to his or her personal contributions, but any contributions by NCC may be subject to a vesting schedule.

The Deferral Plan is a non-qualified deferred compensation plan. As such, the rights of all participants to any deferred amounts represent NCC’s unsecured promise to pay, and the deferred amounts remain subject to the claims of NCC’s creditors.

In connection with its adoption of the Deferral Plan, the board terminated NCC’s existing deferral of compensation plan that was adopted in 2012, under which no deferrals had been made.

Retirement Benefits

NCC maintains a tax-qualified 401(k) savings plan (the “401(k) Plan”), in which the named executive officers participate. The 401(k) Plan allows participants to contribute up to 100% of their pay on a pre-tax basis into individual retirement accounts, subject to the maximum annual limits set by the IRS. NCC makes a matching employer contribution in an amount equal to 50% of the first 3% of each plan participant’s elective deferrals. All contributions to the 401(k) Plan are in the form of cash. Employer contributions vest 20% per year over a 5-year service period. Participants are immediately fully vested in their own contributions to the 401(k) Plan.

Director Compensation

Fees

During 2014, NCC’s non-employee directors received $400 for each board meeting that they attended, except for the January board meeting, for which the attendance fee was $200. Beginning on January 1, 2015, NCC’s non-employee directors receive an annual retainer of $10,000. Further, NCC’s non-employee directors receive an additional $700 for each board meeting attended, $500 for each committee meeting attended in person, and $300 for any committee meeting held telephonically.

All of NCC’s directors also serve as directors of NBC. During 2014, NCC’s directors received no additional compensation for this board service to NBC. Beginning on January 1, 2015, non-employee NBC directors receive an annual retainer of $10,000 and an additional $300 for each committee meeting attended; provided, however, that NBC directors who also serve on NCC’s board of directors do not receive additional retainers or meeting fees in connection with their NBC board service.

Deferral of Compensation Plan

NCC’s directors may participate in the Deferral Plan, as described above. As of September 11, 2015, approximately 5,804 shares were potentially issuable under the Deferral Plan.

2014 Non-Employee Director Compensation Table

The following table provides information regarding compensation earned by or paid to NCC’s non-employee directors in 2014:

Name(1)	Fees Earned or Paid in Cash ($)	Nonqualified Deferred Compensation Earnings ($)		Total ($)
Bobby A. Bradley	3,800			3,800
R. Holman Head	4,200			4,200
Jerry D. Kimbrough	5,000			5,000
C. Phillip McWane	4,600			4,600
G. Ruffner Page, Jr.	3,400	$40,000	(2)	43,400
W. Stancil Starnes	5,000			5,000
Temple W. Tutwiler, III	3,800			3,800
Russell H. Vandevelde, IV	5,000			5,000
Donald F. Wright	400			400

(1)	Although Messrs. Holcomb, Murray, and Matthews serve on NCC’s board of directors in addition to their service as executive officers of NCC, they currently receive no additional compensation for their service as directors.

(2)	Mr. Page received a grant of performance shares under the Incentive Plan as of January 1, 2014 (the “2014 Award”), in connection with his service as chairman of the Executive Committee of NCC’s board of directors. Mr. Page’s 2014 Award vests over a four-year period beginning on January 1, 2014 and ending on December 31, 2017. The earned percentage of the target award of 2,577.32 shares is based on the average of NCC’s after-tax earnings relative to the corresponding budgets for each of the four years of the award period; provided, however, that, in order for Mr. Page to receive any payout of the award, NCC must maintain net charge-offs averaging less than 0.60% of average loans and non-performing assets averaging less than 1.25% of average loans plus other real estate owned over the four years of the award period, subject to certain adjustments in the discretion of the Compensation Committee. See “2011 Equity Incentive Plan” for additional information. At the end of fiscal year 2014, a total of 7,313.26 shares were subject to issuance to Mr. Page upon vesting of outstanding performance awards under the Incentive Plan, based on projections of the earned percentages of outstanding performance awards as of such date.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Policy for the Review and Approval of Related Party Transactions

Under SEC rules, a “related person” is an officer, director, nominee for director or beneficial holder of more than 5% of any class of an issuer’s voting securities since the beginning of the last fiscal year, or an immediate family member of any of the foregoing. Pursuant to NCC’s related party transaction written policy, directors (including director nominees), executive officers and employees are required to report any transactions that constitute a transaction requiring disclosure under Item 404 of SEC Regulation S-K. NCC’s Chief Executive Officer, in consultation with outside counsel, makes the initial determination as to whether a potential transaction constitutes a related party transaction. Following this initial determination, the Audit Committee of NCC’s board of directors is responsible for evaluating each related party transaction and making a recommendation to the disinterested members of the board as to whether the transaction at issue is fair, reasonable and within the company’s policy and whether it should be ratified and approved. The Audit Committee, in making its recommendation, considers various factors, including the benefit of the transaction to the company, the terms of the transaction and whether they are at arm’s-length and in the ordinary course of business, the direct or indirect nature of the related person’s interest in the transaction, the size and expected term of the transaction and other facts and circumstances that bear on the materiality of the related party transaction under applicable law and listing standards. The Audit Committee reviews, at least annually, a summary of the company’s transactions with directors and officers and with firms that employ the company’s directors, as well as any other related party transactions.

Prior to the adoption of the written policy, NCC’s board of directors used similar processes and controls to obtain information from directors, executive officers and significant stockholders regarding related party transactions and then determined, based on the facts and circumstances, whether NCC or a related person had a direct or indirect material interest in these transactions. When considering potential transactions involving a related party, NCC’s officers notified the board of the proposed transaction and the board or a committee thereof discussed the transaction and the implications of engaging a related party. If the board (or specified directors as required by applicable legal requirements) determined that the transaction was in the company’s best interests, it voted to approve entering into the transaction with the applicable related party.

Relationships and Related Party Transactions

Banking Transactions

NCC and its subsidiaries may engage in transactions with directors, officers, employees and other “related parties” only to the extent that such activities are permitted by, and consistent with, applicable laws and regulations. Federal and state regulations impose a number of restrictions on transactions and dealings between insured depository institutions and related parties. In general, these transactions are subject to certain quantitative limitations and are required to be on substantially the same terms and conditions as are available for transactions between the institution and unrelated parties. “Related parties” include directors and officers, their spouses and certain members of their immediate families, as well as other persons or entities with which NCC has certain relationships, as set forth in federal and state regulations.

NCC and its subsidiaries have had in the past, and expect to have in the future, banking transactions in the ordinary course of business with NCC’s directors, officers and principal stockholders, and their associates, on substantially the same terms, including interest rates and collateral requirements, as those prevailing at the same time for comparable transactions with unrelated parties. Such transactions are not expected to involve more than the normal risks of collectability nor present other unfavorable features to NCC or its subsidiaries. Loans to individual directors and officers must also comply with generally applicable lending policies and statutory lending limits.

Registration Rights Agreement with NBC Holdings, LLC

In connection with its initial investment in NCC in August 2008 (which at the time was known as Americus Financial Services, Inc.), NBC Holdings, LLC (previously known as RMB Holdings, LLC) entered into a registration rights agreement with the company. The agreement provides NBC Holdings, LLC and certain of its transferees (collectively, “holders”) with certain demand registration rights in respect of any registrable shares of NCC’s common stock held by them, subject to various conditions and limitations as set forth in the agreement.

Under the terms of the agreement, beginning on the date that is 180 days following an underwritten initial public offering of NCC’s common stock and ending on the fifth anniversary of the closing of such initial public offering, holders who own in the aggregate at least twenty-five percent (25%) of NCC’s registrable securities may demand up to two (2) registrations of such registrable securities held by them, subject to a maximum of one demand registration in any consecutive six-month period. In addition, if NCC registers additional shares of common stock for sale to the public, NCC must give notice to each holder of registrable securities of its intention to effect such a registration, and, subject to certain limitations, include in the registration statement any shares of NCC common stock held by such holder as the holder may request, except in the case of a demand registration initiated by the holder or a registered offering relating to an employee stock plan or a business combination. NCC is required to bear the registration expenses, other than underwriting discounts and commissions and transfer taxes, associated with any registration of shares of common stock pursuant to the agreement.

The agreement includes customary indemnification provisions in favor of the holders, any underwriter participating in a registered offering made pursuant to an agreement, and any officer, partner, manager, director or controlling person of such holder or underwriter, as well as any representative of such holder serving on NCC’s board of directors (each, an “indemnified party”), against certain losses and liabilities, including interest, penalties and attorneys’ fees, resulting from any breach of a representation or warranty made by NCC in an underwriting agreement or an untrue statement or omission of material fact in any registration statement or prospectus pursuant to which an indemnified party sells shares of NCC common stock, unless such liability arose from written information provided to NCC by the indemnified party specifically for use therein, in which case, if the indemnified party is a holder, such holder must indemnify NCC and other specified parties for liabilities arising from the information from which the breach, misstatement or omission resulted, in an amount up to the amount of net proceeds received by the holder in the offering. The agreement provides that it will become void and of no effect as to any holder (including any assignee of a holder) at such time as such person no longer owns any registrable securities.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF NCC

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read together with our condensed consolidated financial statements and related notes thereto included elsewhere in this proxy statement-prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results could differ materially from those contained in forward-looking statements as a result of many factors, including those discussed herein under the heading “Risk Factors,” as well as other unknown risks and uncertainties.

All dollar amounts in the tables in this section are in thousands of dollars, except per share data, yields, percentages and rates, or when otherwise specifically noted. The words “we,” “us,” “our,” the “Company,” “NCC” and similar terms when used in this section refer to National Commerce Corporation and its consolidated affiliates, unless the context indicates otherwise.

Our Business

NCC is a bank holding company headquartered in Birmingham, Alabama. We engage in the business of banking through our wholly owned banking subsidiary, National Bank of Commerce, which we may refer to as the “Bank” or “NBC.” On February 28, 2015, we merged United Legacy Bank (“ULB”), another of our banking subsidiaries, with and into NBC, and each of the former ULB banking offices now operates as “United Legacy Bank, a division of National Bank of Commerce.”

Through the Bank, we provide a broad array of financial services to businesses, business owners and professionals through eight full-service banking offices in Alabama (in Birmingham, Huntsville, Auburn-Opelika and Baldwin County) and seven full-service banking offices in Central Florida (in Longwood, Winter Park, Orlando, Oviedo, Kissimmee and Vero Beach). We also own a 70% equity interest in CBI Holding Company, LLC (“CBI”), which owns Corporate Billing, LLC (“Corporate Billing”), a transaction-based finance company headquartered in Decatur, Alabama that provides factoring, invoicing, collection and accounts receivable management services to transportation companies and automotive parts and service providers throughout the United States and parts of Canada.

We are currently exploring an opportunity to form and operate a captive insurance company subsidiary that would insure NCC and its subsidiaries against certain risks arising from their respective operations and pool resources with similar insurance company subsidiaries of other financial institutions to spread a limited amount of risk among themselves. If we elect to move forward, we must first become a “financial holding company” under the BHCA, which designation, once effective, would allow NCC to engage in a broader range of non-banking activities. We have filed the required certification setting forth our election to become a financial holding company, which is currently pending before the Federal Reserve. In general, an election to become a financial holding company is effective on the 31st day after filing, unless the Federal Reserve determines the effectiveness of the filer’s election prior to such date. Once the election is effective, we may, but are not required to, engage in activities permissible for financial holding companies, including without limitation insurance-related activities.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared based on the application of certain accounting policies, the most significant of which are described in the notes to NCC’s audited consolidated financial statements for the year ended December 31, 2014, which are included elsewhere in this proxy statement-prospectus. Certain of these policies require numerous estimates and strategic or economic assumptions that may prove inaccurate or subject to variation and may significantly affect our reported results and financial position for the current period or future periods. The use of estimates, assumptions and judgments is necessary when financial assets and liabilities are required to be recorded at, or adjusted to reflect, fair value. Assets carried at fair value inherently result in more financial statement volatility. Fair values and information used to record valuation adjustments for certain assets and liabilities are either based on quoted market prices or provided by other independent third-party sources, when available. When such information is not available, management estimates valuation adjustments. Changes in underlying factors, assumptions or estimates in any of these areas could have a material impact on our future financial condition and results of operations.

The following briefly describes the more complex policies involving a significant degree of judgment about valuation and the application of complex accounting standards and interpretations.

Allowance for Loan Losses

We record estimated probable inherent credit losses in the loan portfolio as an allowance for loan losses. The methodologies and assumptions for determining the adequacy of the overall allowance for loan losses involve significant judgments to be made by management. Some of the more critical judgments supporting our allowance for loan losses include judgments about the creditworthiness of borrowers, the estimated value of underlying collateral, assumptions about cash flow, determination of loss factors for estimating credit losses, and the impact of current events, conditions and other factors affecting the level of inherent losses. Under different conditions or using different assumptions, the actual or estimated credit losses that we may ultimately realize may be different than our estimates. In determining the allowance, we estimate losses on individual impaired loans, or groups of loans that are not impaired, where the probable loss can be identified and reasonably estimated. On a quarterly basis, we assess the risk inherent in our loan portfolio based on qualitative and quantitative trends in the portfolio, including the internal risk classification of loans, historical loss rates, changes in the nature and volume of the loan portfolio, industry or borrower concentrations, delinquency trends, detailed reviews of significant loans with identified weaknesses and the impacts of local, regional and national economic factors on the quality of the loan portfolio. Based on this analysis, we may record a provision for loan losses in order to maintain the allowance at appropriate levels. For a more complete discussion of the methodology employed to calculate the allowance for loan losses, see note 1 to NCC’s consolidated financial statements for the year ended December 31, 2014, which are included elsewhere in this proxy statement-prospectus.

Investment Securities Impairment

We assess on a quarterly basis whether there have been any events or economic circumstances to indicate that a security with respect to which there is an unrealized loss is impaired on an other-than-temporary basis. We consider many factors in this assessment, including the severity and duration of the impairment, our intent and ability to hold the security for a period of time sufficient for a recovery in value, recent events specific to the issuer or industry, and, for debt securities, external credit ratings and recent downgrades. Securities with respect to which there is an unrealized loss that is deemed to be other-than-temporary are written down to fair value. The credit portion of the impairment, if any, is recognized as a realized loss in current earnings.

Income Taxes

Deferred income tax assets and liabilities are computed using the asset and liability method, which recognizes an asset or liability representing the tax effects, based on current tax law, of future deductible or taxable amounts attributable to events recognized in the financial statements. A valuation allowance may be established to the extent necessary to reduce the deferred tax asset to a level at which it is “more likely than not” that the tax asset or benefit will be realized. The ultimate realization of tax benefits depends on many factors, including the sufficiency of taxable income, the availability of tax loss carrybacks or credits, the reversal of taxable temporary differences and tax planning strategies within the reversal period, as well as the state of applicable tax laws with respect to the realization of recorded tax benefits.

Business Combinations

Assets purchased and liabilities assumed in a business combination are recorded at their respective fair values. The fair value of a loan portfolio acquired in a business combination requires greater levels of management estimates and judgment than the remainder of the purchased assets or assumed liabilities. On the date of acquisition, when the loans exhibit evidence of credit deterioration since origination and it is probable at the date of acquisition that we will not collect all contractually required principal and interest payments, the difference between contractually required payments at acquisition and the cash flows expected to be collected is referred to as non-accretable difference. We must estimate expected cash flows at each reporting date. Subsequent decreases to the expected cash flows will generally result in a provision for loan losses. Subsequent increases in cash flows will generally result in a reversal of the provision for loan losses to the extent of prior charges and adjusted accretable yield, which will have a positive impact on interest income. Purchased loans without evidence of credit deterioration are recorded in the same manner.

SECOND QUARTER 2015

Overview of Second Quarter 2015 Results

Net income was $2.3 million in the second quarter ended June 30, 2015, compared with $1.1 million in the second quarter of 2014. Highlights from the 2015 second quarter include:

•	Net interest margin (tax-effected) of 4.22%, compared with 3.29% for the second quarter of 2014.

•	Return on average assets of 0.75%, compared with 0.61% for the second quarter of 2014.

•	Loan growth (excluding mortgage loans held for sale) of $49.9 million for the second quarter of 2015, representing a 21.7% annualized growth rate. Excluding factoring receivables, loans grew by $44.5 million during the quarter, representing a 20.9% annualized growth rate.

•	Deposit growth of $51.3 million for the second quarter of 2015, representing a 20.9% annualized growth rate.

•	$84.8 million in mortgage production, compared with $56.5 million for the second quarter of 2014.

•	$189 million in purchased volume in the Receivables Factoring segment. Because the Company entered the factoring business in the third quarter of 2014, no comparable figure is available for the second quarter of 2014.

•	Increase in non-acquired non-performing assets to $4.2 million, from $3.3 million at December 31, 2014 and $2.3 million at March 31, 2015.

•	Annualized net charge-offs of 0.16%, compared with 0.13% for the second quarter of 2014.

•	Ending book value per share of $18.50.

Comparison of Results of Operations for the Three and Six Months Ended June 30, 2015 and June 30, 2014

The following is a narrative discussion and analysis of significant changes in our results of operations for the three and six months ended June 30, 2015 compared to the three and six months ended June 30, 2014.

Net Income

During the three months ended June 30, 2015, our net income was $2.3 million, compared to $1.1 million for the three months ended June 30, 2014, an increase of 98.2%. During the six months ended June 30, 2015, our net income was $4.2 million, compared to $2.2 million for the six months ended June 30, 2014, an increase of 91.5%. Our results of operations for the three and six months ended June 30, 2015 include the results of CBI and ULB. These companies were acquired during the third and fourth quarters, respectively, of 2014 and, therefore, were not included in our results of operations for the three or six months ended June 30, 2014.

The primary reason for the increase in net income for the three and six months ended June 30, 2015 as compared to the same period of 2014 was an increase in net interest income. During the three months ended

June 30, 2015, net interest income was $11.6 million, an increase of $5.8 million, or 100.2%, as compared to the three months ended June 30, 2014. During the six months ended June 30, 2015, net interest income was $22.8 million, an increase of $11.4 million, or 100.7%, as compared to the six months ended June 30, 2014. This increase was a result of higher levels of loan volume and other earning assets from organic growth and the acquisitions of CBI and ULB. Total noninterest income during the three months ended June 30, 2015 was $2.2 million, an increase of $880 thousand compared to the three months ended June 30, 2014. The largest increase in noninterest income during the second quarter of 2015 was in revenue from the mortgage division. During the three months ended June 30, 2015, mortgage origination and fee income totaled $1.5 million, compared to $1.0 million for the three months ended June 30, 2014, an increase of 43.6%. During the six months ended June 30, 2015, revenue from the mortgage division also contributed the largest increase in noninterest income. Mortgage origination and fee income totaled $2.8 million, compared to $1.8 million for the six months ended June 30, 2014, an increase of 58.4%.

The increases in net interest income and noninterest income were partially offset by an increase in other noninterest expense during the three and six months ended June 30, 2015. Total noninterest expense during the three months ended June 30, 2015 was $9.6 million, an increase of $4.2 million, or 76.9%, compared to the three months ended June 30, 2014. Total noninterest expense during the six months ended June 30, 2015 was $18.9 million, an increase of $8.6 million, or 83.3%, compared to the six months ended June 30, 2014. This increase during each period of 2015 was primarily a result of the addition of the operating expenses of CBI and ULB and costs associated with our initial public offering completed during the first quarter of 2015. These companies were not included in our results of operations for the three or six months ended June 30, 2014.

A majority of the changes in our net interest income, noninterest income and noninterest expense for the three and six months ended June 30, 2015 as compared to the same periods of 2014 resulted from the additional revenues and expenses of CBI and ULB, which we acquired during the second half of 2014. The following table details the amounts that CBI and ULB contributed to selected consolidated totals for the three and six months ended June 30, 2015.

	For the Three Months Ended June 30, 2015		For the Six Months Ended June 30, 2015
	ULB	CBI	ULB	CBI
Net interest income	$2,072	$2,958	$3,908	$5,976
Noninterest income	125	—	260	29
Noninterest expense	1,568	1,290	3,365	2,624

Net Interest Income and Net Interest Margin Analysis

Comparison of net interest income for the three months ended June 30, 2015 and 2014

The largest component of our net income is net interest income – the difference between the income earned on interest-earning assets and the interest paid on deposits and borrowed funds used to support our assets. Net interest income divided by average earning assets represents our net interest margin. The major factors that affect net interest income and net interest margin are changes in volume, the yield on interest-earning assets and the cost of interest-bearing liabilities. Our net interest margin can also be affected by economic conditions, the competitive environment, loan demand and deposit flow. Our ability to respond to changes in these factors by using effective asset-liability management techniques is critical to maintaining the stability of the net interest margin and our primary source of earnings.

The following table shows, for the periods indicated, the average balances of each principal category of our assets, liabilities and shareholders’ equity and the average yields on assets and average costs of liabilities. Such yields and costs are calculated by dividing annualized income or expense by the average daily balances of the associated assets or liabilities.

AVERAGE BALANCE SHEETS AND NET INTEREST ANALYSIS

	For the Three Months Ended
(Dollars in thousands, except yields and rates)	June 30, 2015			June 30, 2014
Assets	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate
Loans	$944,373	$12,116	5.15%	$570,896	$5,935	4.17%
Mortgage loans held for sale	11,180	112	4.02	12,145	121	4.00
Securities:
Taxable securities	32,402	269	3.33	46,525	310	2.67
Tax-exempt securities	14,297	181	5.08	4,496	66	5.89
Cash balances in other banks	112,081	105	0.38	77,607	44	0.23
Funds sold	—	—	0.00	—	—	0.00

Total interest-earning assets	1,114,333	$12,783	4.60	711,669	$6,476	3.65

Noninterest-earning assets	95,949			31,040

Total assets	$1,210,282			$742,709

Liabilities and shareholders’ equity
Interest-bearing transactions accounts	$157,261	$97	0.25%	$112,371	$73	0.26%
Savings and money market deposits	408,117	417	0.41	276,062	253	0.37
Time deposits	208,388	447	0.86	97,303	198	0.82
Federal Home Loan Bank and other borrowed money	22,000	110	2.01	22,000	110	2.01

Total interest-bearing liabilities	795,766	$1,071	0.54	507,736	$634	0.50

Noninterest-bearing deposits	233,136			141,623

Total funding sources	1,028,902			649,359
Noninterest-bearing liabilities	8,026			2,025
Shareholders’ equity	173,354			91,325

	$1,210,282			$742,709

Net interest rate spread			4.06%			3.15%
Net interest income/margin (Taxable equivalent)		11,712	4.22%		5,842	3.29%
Tax equivalent adjustment		69			27

Net interest income/margin		$11,643	4.19%		$5,815	3.28%

Net interest income increased $5.8 million, or 100.2%, to $11.6 million for the three months ended June 30, 2015, compared to $5.8 million for the same period of 2014. The increase was due to an increase in interest income of $6.3 million, resulting from higher levels of loan volume from organic growth and the acquisitions of CBI and ULB. This increase in interest income was partially offset by a $437 thousand increase in interest expense. The increase in interest income was primarily due to a 65.4% increase in average loans outstanding for the three months ended June 30, 2015 compared to the three months ended June 30, 2014. The resulting net interest margin for the three months ended June 30, 2015 rose to 4.19%, from 3.28% during the three months ended June 30, 2014.

Interest-earning assets averaged $1.1 billion for the three months ended June 30, 2015, compared to $711.7 million for the three months ended June 30, 2014, an increase of $402.6 million, or 56.6%. Additional information on growth in our loan portfolio for these periods is presented below. The yield on average interest-

earning assets increased 95 basis points to 4.60% for the three months ended June 30, 2015, compared to 3.65% for the three months ended June 30, 2014. During the three months ended June 30, 2015, the loan yield was 5.15%, compared to 4.17% during the three months ended June 30, 2014. The increase in loan yield was primarily due to the addition of the factored receivables originated by CBI. These factored receivables are generally much higher-yielding assets than our traditional loans. The yield on the factored receivables varies but is approximately 15%. CBI contributed average loan balances of $74.6 million during the three months ended June 30, 2015.

Interest-bearing liabilities averaged $795.8 million for the three months ended June 30, 2015, compared to $507.7 million for the three months ended June 30, 2014, an increase of $288.0 million, or 56.7%. The rate on total interest-bearing liabilities was 54 basis points for the three months ended June 30, 2015, compared to 50 basis points for the three months ended June 30, 2014. The increase in interest-bearing and noninterest-bearing average deposits was due to organic deposit production and the inclusion of ULB’s deposits in our results for the three months ended June 30, 2015.

Average noninterest-bearing deposits increased to $233.1 million during the three months ended June 30, 2015, as compared to $91.5 million during the three months ended June 30, 2014. This increase in average noninterest-bearing deposits, together with the increased volume of interest-earning assets and higher yields on interest-earning assets, led to the higher net interest margin for the three months ended June 30, 2015.

The following table reflects, for the periods indicated, the changes in our net interest income due to changes in the volume of interest-earning assets and interest-bearing liabilities and the associated rates paid or earned on these assets and liabilities.

ANALYSIS OF CHANGES IN NET INTEREST INCOME

	For the Three Months Ended
(Dollars in thousands)	June 30, 2015 vs. 2014
Interest-earning assets	Volume	Variance due to Yield/Rate	Total
Loans	$4,552	$1,629	$6,181
Mortgage loans held for sale	(10)	1	(9)
Securities:
Taxable securities	(107)	66	(41)
Tax-exempt securities	125	(10)	115
Cash balances in other banks	24	37	61
Funds sold	—	—	—

Total interest-earning assets	$4,584	$1,723	$6,307

Interest-bearing liabilities
Interest-bearing transactions accounts	$28	$(4)	$24
Savings and money market deposits	132	32	164
Time deposits	237	12	249
Federal Home Loan Bank and other borrowed money	—	—	—

Total interest-bearing liabilities	$397	$40	$437

Net interest income
Net interest income (Taxable equivalent)	4,187	1,683	5,870
Taxable equivalent adjustment	23	19	42

Net interest income	$4,164	$1,664	$5,828

Comparison of net interest income for the six months ended June 30, 2015 and 2014

The following table shows, for the periods indicated, the average balances of each principal category of our assets, liabilities and shareholders’ equity and the average yields on assets and average costs of liabilities. Such yields and costs are calculated by dividing annualized income or expense by the average daily balances of the associated assets or liabilities.

AVERAGE BALANCE SHEETS AND NET INTEREST ANALYSIS

	For the Six Months Ended
(Dollars in thousands, except yields and rates)	June 30, 2015			June 30, 2014
Assets	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate
Loans	$924,081	$23,826	5.20%	$562,404	$11,654	4.18%
Mortgage loans held for sale	10,338	197	3.84	9,255	191	4.16
Securities:
Taxable securities	33,963	525	3.12	47,132	627	2.68
Tax-exempt securities	9,550	248	5.24	4,422	133	6.07
Cash balances in other banks	113,323	208	0.37	92,565	107	0.23
Funds sold	—	—	0.00	—	—	0.00

Total interest-earning assets	1,091,255	$25,004	4.62	715,778	$12,712	3.58

Noninterest-earning assets	94,920			29,791

Total assets	$1,186,175			$745,569

Liabilities and shareholders’ equity
Interest-bearing transactions accounts	$158,477	$196	0.25%	$113,177	$146	0.26%
Savings and money market deposits	399,765	794	0.40	279,064	507	0.37
Time deposits	208,700	889	0.86	100,272	421	0.85
Federal Home Loan Bank and other borrowed money	22,000	219	2.01	22,000	219	2.01

Total interest-bearing liabilities	788,942	$2,098	0.54	514,513	$1,293	0.51

Noninterest-bearing deposits	232,818			138,451

Total funding sources	1,021,760			652,964
Noninterest-bearing liabilities	7,836			2,130
Shareholders’ equity	156,579			90,475

	$1,186,175			$745,569

Net interest rate spread			4.08%			3.07%
Net interest income/margin (Taxable equivalent)		22,906	4.23%		11,419	3.22%
Tax equivalent adjustment		97			55

Net interest income/margin		$22,809	4.21%		$11,364	3.20%

Net interest income increased $11.4 million, or 100.7%, to $22.8 million for the six months ended June 30, 2015, compared to $11.4 million for the same period of 2014. The increase was due to an increase in interest income of $12.3 million, resulting from higher levels of loan volume from organic growth and the acquisitions of CBI and ULB. This increase in interest income was partially offset by a $805 thousand increase in interest expense. The increase in interest income was primarily due to a 64.3% increase in average loans outstanding for the six months ended June 30, 2015 compared to the six months ended June 30, 2014. The resulting net interest margin for the six months ended June 30, 2015 rose to 4.21%, from 3.20% during the six months ended June 30, 2014.

Interest-earning assets averaged $1.1 billion for the six months ended June 30, 2015, compared to $715.8 million for the six months ended June 30, 2014, an increase of $375.5 million, or 52.5%. Additional information on growth in our loan portfolio for these periods is presented below. The yield on average interest-earning assets increased by 104 basis points to 4.62% for the six months ended June 30, 2015, compared to 3.58% for the six months ended June 30, 2014. During the six months ended June 30, 2015, the loan yield was 5.20%, compared to 4.18% during the six months ended June 30, 2014. The increase in loan yields was primarily due to the addition of the factored receivables originated by CBI. These factored receivables are generally much higher-yielding assets than our traditional loans. The yield on the factored receivables varies but is approximately 15%. CBI contributed average loan balances of $75.9 million during the six months ended June 30, 2015.

Interest-bearing liabilities averaged $788.9 million for the six months ended June 30, 2015, compared to $514.5 million for the six months ended June 30, 2014, an increase of $274.4 million, or 53.3%. The rate on total interest-bearing liabilities was 54 basis points for the six months ended June 30, 2015, compared to 51 basis points for the six months ended June 30, 2014. The increase in interest-bearing and noninterest-bearing average deposits was due to organic deposit production and the inclusion of ULB’s deposits in our results for the six months ended June 30, 2015.

Average noninterest-bearing deposits increased to $232.9 million during the six months ended June 30, 2015, as compared to $94.4 million during the six months ended June 30, 2014. This increase in average noninterest-bearing deposits, together with the increased volume of interest-earning assets and higher yields on interest-earning assets, led to the higher net interest margin for the six months ended June 30, 2015.

The following table reflects, for the periods indicated, the changes in our net interest income due to changes in the volume of interest-earning assets and interest-bearing liabilities and the associated rates paid or earned on these assets and liabilities.

ANALYSIS OF CHANGES IN NET INTEREST INCOME

	For the Six Months Ended
(Dollars in thousands)	June 30, 2015 vs. 2014
Interest-earning assets	Volume	Variance due to Yield/Rate	Total
Loans	$8,821	$3,351	$12,172
Mortgage loans held for sale	22	(16)	6
Securities:
Taxable securities	(193)	91	(102)
Tax-exempt securities	135	(20)	115
Cash balances in other banks	28	73	101
Funds sold	—	—	—

Total interest-earning assets	$8,813	$3,479	$12,292

Interest-bearing liabilities
Interest-bearing transactions accounts	$56	$(6)	$50
Savings and money market deposits	236	51	287
Time deposits	462	6	468
Federal Home Loan Bank and other borrowed money	—	—	—

Total interest-bearing liabilities	$754	$51	$805

Net interest income
Net interest income (Taxable equivalent)	8,059	3,428	11,487
Taxable equivalent adjustment	27	15	42

Net interest income	$8,032	$3,413	$11,445

Provision for Loan Losses

During the three and six months ended June 30, 2015, we recorded a provision for loan losses of $120 thousand and $281 thousand, respectively. During the three and six months ended June 30, 2014, we did not record a provision for loan losses. Our policy is to maintain an allowance for loan losses at a level sufficient to absorb probable incurred losses inherent in the loan portfolio. The allowance is increased by a provision for loan losses, which is a charge to earnings, and is decreased by charge-offs and increased by loan recoveries. In determining the adequacy of the allowance for loan losses, we consider our historical loan loss experience, the general economic environment, the overall portfolio composition and other relevant information. As these factors change, the level of loan loss provision changes. When individual loans are evaluated for impairment and an impairment is deemed necessary, the impaired portion of the loan amount is charged off. Currently, no portion of our allowance is related to impaired loans.

Noninterest Income

In addition to net interest margin, we generate other types of recurring noninterest income from our operations. Our banking operations generate revenue from service charges and fees on deposit accounts. Our mortgage division generates revenue from originating and selling mortgages, and we have a revenue sharing relationship with a registered broker-dealer. In addition to these types of recurring noninterest income, NBC owns life insurance on several key employees and records income on the increase in the cash surrender value of these policies.

Additionally, during the 2015 second quarter, we began earning revenue as a sponsor bank for a provider of electronic transaction processing services for retail merchants and the consumer finance industry. This sponsorship into the VISA and MasterCard networks allows the processor to accept debit and credit card transactions, and we earn a fee on each such transactions.

The following table sets forth the principal components of noninterest income for the periods indicated.

NONINTEREST INCOME

	For the Three Months Ended		For the Six Months Ended
(Dollars in thousands)	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Service charges and fees on deposit accounts	$308	$172	$575	$338
Mortgage origination and fee income	1,505	1,048	2,776	1,753
Merchant sponsorship revenue	191	—	191	—
Income from bank owned life insurance	86	60	165	120
Wealth management fees	13	15	32	29
(Loss) gain on sale of other real estate	(11)	—	(24)	5
Other noninterest income	114	31	255	48

Total noninterest income	$2,206	$1,326	$3,970	$2,293

Noninterest income for the three months ended June 30, 2015 and 2014 was $2.2 million and $1.3 million, respectively. Noninterest income for the six months ended June 30, 2015 and 2014 was $4.0 million and $2.3 million, respectively. The inclusion of ULB and CBI in our results of operations accounted for approximately $125 thousand of the $880 thousand increase in noninterest income recorded during the three months ended June 30, 2015 and approximately $289 thousand of the $1.7 million increase recorded during the six months ended June 30, 2015.

The most significant increase in noninterest income for both periods of 2015 was from the mortgage division. Mortgage division income increased $457 thousand during the three months ended June 30, 2015 and totaled $1.5 million for this period, as compared to $1.0 million during the three months ended June 30, 2014.

Mortgage division income increased $1.0 million during the six months ended June 30, 2015 and totaled $2.8 million for this period, as compared to $1.8 million during the six months ended June 30, 2014. Increased production led to higher mortgage division income during each of the 2015 periods. During the three months ended June 30, 2015, total production was $84.8 million, compared to $56.5 million during the three months ended June 30, 2014. Total production for the six months ended June 30, 2015 was $140.5 million, compared to $97.8 million during the six months ended June 30, 2014. During the three months ended June 30, 2015, refinance activity accounted for 18.6% of production volume, compared to 11.8% during the same period in 2014. The addition of ULB had a minimal impact on the higher mortgage division income during the three and six months ended June 30, 2015. We intend to grow this business line in the greater Orlando market, but the increased mortgage division income during the first six months of 2015 came predominately from our other markets.

Service charges and fees on deposit accounts increased by $136 thousand to $308 thousand for the three months ended June 30, 2015 and increased $237 thousand to $575 thousand for the six months ended June 30, 2015, as compared to the same periods in 2014. The addition of ULB contributed $89 thousand and $152 thousand of the increases for the three- and six-month periods ended June 30, 2015, respectively. The remaining portion of this increase was a result of an increase in the number of deposit accounts as we continue to gain momentum and market share in our markets.

Noninterest expense

The increase in our total noninterest expense during the three and six months ended June 30, 2015 reflects the continued growth of the Company (organic growth and growth via acquisition), as well as the expansion of our operational framework, employee base and facilities infrastructure as we build the foundation to support our growth strategies. We believe that some of our overhead costs will decrease as a percentage of our revenue as we grow and gain operating leverage by spreading these costs over a larger revenue base.

The following table presents the primary components of noninterest expense for the periods indicated.

NONINTEREST EXPENSE

	For the Three Months Ended		For the Six Months Ended
(Dollars in thousands)	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Salaries and employee benefits	$5,114	$3,119	$10,101	$6,115
Commission-based compensation	1,056	471	1,852	777
Occupancy and equipment expense	829	459	1,665	895
Data processing expenses	487	294	912	583
Advertising and marketing expenses	125	63	298	139
Legal fees	135	134	302	196
FDIC insurance assessments	152	105	357	212
Accounting and audit expenses	212	103	435	198
Consulting and other professional expenses	164	72	269	107
Telecommunications expenses	135	67	263	129
Other real estate owned, repossessed asset and other collection expenses	71	20	193	20
Core deposit intangible amortization	111	—	222	—
Other noninterest expense	1,025	528	2,037	945

Total noninterest expense	$9,616	$5,435	$18,906	$10,316

Noninterest expense for the three months ended June 30, 2015 and 2014 was $9.6 million and $5.4 million, respectively. Noninterest expense for the six months ended June 30, 2015 and 2014 was $18.9 million and $10.3 million, respectively. The inclusion of ULB and CBI in our results of operations accounted for approximately $2.9 million of the $4.2 million increase in noninterest expense recorded during the three months ended June 30, 2015. The inclusion of ULB and CBI accounted for approximately $6.0 million of the $8.6 million increase in noninterest expense recorded during the six months ended June 30, 2015.

The largest components of noninterest expense are related to employee costs shown in the table above as salaries and employee benefits expense and commission-based compensation expense. Salaries continue to increase as we expand our presence in the markets in which we operate. In April 2014, we opened a loan production office (which we converted to a full-service branch in November 2014) in Vero Beach, Florida, which contributed to the increase in salaries and employee benefits expense during the three and six months ended June 30, 2015. Commission-based compensation expense is directly related to mortgage loan origination activity and certain production activity at CBI. The higher levels of revenue for the mortgage division contributed to the increased commission-based compensation expense during the three and six months ended June 30, 2015. Additionally, salaries and benefits expense for CBI’s and ULB’s employees contributed approximately $1.9 million of the $2.6 million increase in salaries and employee benefits expense and commission-based compensation expense recorded during the three months ended June 30, 2015 and contributed approximately $3.7 million of the $5.1 million increase in salaries and employee benefits and commission-based compensation expense recorded during the six months ended June 30, 2015 as compared with the same periods in 2014.

Each category of noninterest expense increased during the three months ended June 30, 2015. This was largely a result of the additional expenses associated with the operations of CBI and ULB. Also, legal, accounting and other professional services expenses increased during the three and six months ended June 30, 2015 in connection with merger-related activities and costs associated with becoming a public company and our initial public offering during March 2015.

Income Tax Provision

Income tax expense of $1.3 million was recognized during the three months ended June 30, 2015, compared to income tax expense of $568 thousand during the three months ended June 30, 2014. Income tax expense of $2.4 million was recognized during the six months ended June 30, 2015, compared to income tax expense of $1.2 million during the six months ended June 30, 2014. The increase in income tax expense during the each of the 2015 periods was due to an increase in pre-tax income. Our effective tax rate for the three months ended June 30, 2015 was 30.7% (35.9% including the minority interest in CBI), compared to 33.3% during the three months ended June 30, 2014. Our effective tax rate for the six months ended June 30, 2015 was 31.0% (36.1% including the minority interest in CBI), compared to 34.7% during the six months ended June 30, 2014. The effective tax rate is affected by items of income and expense that are not subject to federal and state taxation.

Comparison of Balance Sheets at June 30, 2015 and December 31, 2014

Overview

Our total assets increased $118.2 million, or 10.4%, from $1.1 billion at December 31, 2014, to $1.3 billion at June 30, 2015. Loans increased by $81.9 million, or 9.2%, during the first six months of 2015, and cash and cash equivalents increased by $19.0 million.

Deposits at June 30, 2015 totaled $1.1 billion, an increase of $80.4 million as compared to December 31, 2014. Our deposits increased during the first six months of 2015 due to the successful business development efforts of our employees, as we continue to move banking relationships from other financial institutions. Additionally, the Bank has benefited from excess liquidity in the financial markets, as investors are unwilling to make long-term investments due to the low interest rate environment and elect to maintain cash in interest-bearing transaction and money market accounts.

Investment Securities

We use our securities portfolio primarily to enhance our overall yield on interest-earning assets and as a source of liquidity, as a tool to manage our balance sheet sensitivity and regulatory capital ratios, and as a base from which to pledge assets for public deposits. When our liquidity position exceeds current needs and our expected loan demand, other investments are considered as a secondary earnings alternative. As investments mature, they are used to meet current cash needs, or they are reinvested to maintain our desired liquidity position. We have designated a majority of our securities as available-for-sale to provide flexibility in case an immediate need for liquidity arises, and we believe that the composition of the portfolio offers needed flexibility in managing our liquidity position and interest rate sensitivity without adversely impacting our regulatory capital levels. Securities available-for-sale are reported at fair value with unrealized gains or losses reported as a separate component of other comprehensive income, net of related deferred taxes. Purchase premiums and discounts are recognized in income using the interest method over the terms of the securities. Securities classified as held-to-maturity are carried at amortized cost on our balance sheet.

During the six months ended June 30, 2015, we elected to use a portion of our balance sheet liquidity to invest in securities issued by states and political subdivisions (“municipal securities”). During the first six months of 2015, we invested $12.6 million in municipal securities. Additionally, we have elected to classify these municipal securities as held-to-maturity, as we currently have the ability and intent to hold these securities until maturity.

The following table summarizes the amortized cost and fair value of securities available-for-sale and securities held-to-maturity at June 30, 2015 and December 31, 2014.

INVESTMENT SECURITIES AVAILABLE-FOR-SALE

	As of
(Dollars in thousands)	June 30, 2015		December 31, 2014
	Cost	Market	Cost	Market
U.S. Treasury securities	$—	$—	$1,501	$1,501
Securities issued by states and political subdivisions	4,408	4,572	4,408	4,681
Residential mortgage pass-through securities	24,631	25,405	27,723	28,750

Total investment securities	$29,039	$29,977	$33,632	$34,932

INVESTMENT SECURITIES HELD-TO-MATURITY

As of
(Dollars in thousands)	June 30, 2015
	Cost	Market
U.S. Treasury securities	$—	$—
Securities issued by states and political subdivisions	12,609	12,122
Residential mortgage pass-through securities	—	—
Other debit securities	—	—

Total investment securities	$12,609	$12,122

We invest primarily in mortgage-backed securities, municipal securities and obligations of government-sponsored entities and agencies of the United States, though we may in some situations also invest in direct obligations of the United States or obligations guaranteed as to the principal and interest by the United States. All of our mortgage-backed securities are residential securities issued by the Federal National Mortgage Association (FNMA) and the Federal Home Loan Mortgage Corporation (FHLMC).

Loans

Loans are our largest category of earning assets and typically provide higher yields than other types of earning assets. Associated with the higher loan yields are the inherent credit and liquidity risks that management attempts to control and counterbalance. Total loans averaged $924.1 million during the six months ended June 30, 2015, or 84.7% of average earning assets, as compared to $562.4 million, or 78.6% of average earning assets, for the six months ended June 30, 2014. At June 30, 2015, total loans, net of unearned income, were $970.7 million, compared to $888.7 million at December 31, 2014, an increase of $81.9 million, or 9.2%.

The organic, or non-acquired, growth in the Bank’s loan portfolio is attributable to the Bank’s ability to attract new customers to the Company from other financial institutions. We have also been successful in building banking relationships with new customers in all of the markets that we serve. We have hired several new bankers in our markets, and these employees have been successful in transitioning their former clients and new clients to the Bank. Our bankers are expected to be involved in their communities and to maintain business development efforts to develop relationships with clients, and our philosophy is to be responsive to customer needs by providing decisions in a timely manner. In addition to our business development efforts, many of the markets in which we operate have shown signs of economic recovery over the last few years, which has increased demand for the services that we provide.

The table below provides a summary of the loan portfolio composition as of the dates indicated.

COMPOSITION OF LOAN PORTFOLIO

	As of
(Dollars in thousands, except percentages)	June 30, 2015		December 31, 2014
	Amount	Percent of Total	Amount	Percent of Total
Construction, land development, and other land loans	$100,928	10.39%	$83,663	9.41%
Secured by farmland	1,988	0.20	1,842	0.21
Secured by 1-4 family residential properties	246,690	25.40	221,222	24.88
Secured by multifamily (5 or more) residential properties	24,103	2.48	23,420	2.63
Secured by nonfarm nonresidential properties	363,819	37.47	330,784	37.20

Loans secured by real estate	737,528	75.94	660,931	74.33
Commercial and industrial loans	123,478	12.71	113,788	12.80
Factored commercial receivables	75,000	7.72	82,600	9.29
Consumer loans	16,798	1.73	13,962	1.57
Other loans	18,454	1.90	17,869	2.01

Total gross loans	971,258	100.00%	889,150	100.00%
Unearned income	(605)		(429)

Total loans, net of unearned income	970,653		888,721
Allowance for loan losses	(9,274)		(9,802)

Total net loans	$961,379		$878,919

In the context of this discussion, a “real estate mortgage loan” is defined as any loan secured by real estate, other than a loan for construction purposes, regardless of the purpose of the loan. It is common practice for financial institutions in our market areas, and for us in particular, to obtain a security interest in or lien on real estate whenever possible, in addition to any other available collateral. This collateral is taken to increase the likelihood of the ultimate repayment of the loan. This practice tends to increase the magnitude of the real estate loan portfolio. In many cases, we prefer real estate collateral to many other potential collateral sources, such as accounts receivable, inventory and equipment.

The principal component of our loan portfolio is loans secured by real estate. At June 30, 2015, this category totaled $737.5 million and represented 75.9% of our total loan portfolio, compared to $660.9 million, or 74.3% of the total loan portfolio, at December 31, 2014. Each category of real estate mortgage loans and real estate construction loans increased during the first six months of 2015.

Loans secured by nonfarm nonresidential properties (“commercial mortgage loans”) increased by $33.0 million, or 10.0%, to $363.8 million at June 30, 2015, compared to $330.8 million at December 31, 2014. Commercial mortgage loans comprise the single largest category of our loans, and, at June 30, 2015, accounted for 37.5% of our total loan portfolio. Our management team has a great deal of experience and expertise in commercial mortgages, and this loan type has traditionally comprised a large portion of our loan portfolio. Of the $363.8 million in total commercial mortgage loans at June 30, 2015, approximately $139.8 million were loans secured by owner-occupied properties.

Residential mortgage loans increased by $25.5 million, or 11.5%, to $246.7 million at June 30, 2015, compared to $221.2 million at December 31, 2014. At June 30, 2015, residential mortgages accounted for 25.4% of our total loan portfolio.

Real estate construction loans totaled $100.9 million at June 30, 2015, an increase of 20.6% from $83.7 million at December 31, 2014. At June 30, 2015, this loan type accounted for 10.4% of our total loan portfolio.

Commercial and industrial loans totaled $123.5 million at June 30, 2015, compared to $113.8 million at December 31, 2014. The Bank has hired several experienced commercial lenders, and the increases described above are largely a result of the successful efforts of these employees. We expect this trend to continue with respect to commercial and industrial loans as economic conditions continue to improve.

Factored commercial receivables totaled $75.0 million at June 30, 2015, compared to $82.6 million at December 31, 2014. This balance will fluctuate depending on several variables, such as when receivables are purchased and when and how quickly payments are received. A lower balance at the end of a period does not necessarily mean less purchase activity during the period.

Allowance for Loan Losses, Provision for Loan Losses and Asset Quality

Allowance for Loan Losses and Provision for Loan Losses

The allowance for loan losses represents our estimate of probable inherent credit losses in the loan portfolio. We determine the allowance based on an ongoing evaluation of risk as it correlates to potential losses within the portfolio. Increases to the allowance are made by charges to the provision for loan losses. Loans deemed to be uncollectible are charged against the allowance. Recoveries of previously charged-off amounts are credited to the allowance for loan losses.

In determining the amount of the allowance, we utilize the risk department’s independent analysis of the minimum required loan loss reserve for the Bank. In this analysis, problem loans are reviewed for impairment or for loss exposure based on their payment performance, probability of default and value of the collateral. These totals are specifically allocated to the reserve. The loan portfolio is then divided into various homogeneous risk pools utilizing a combination of collateral codes, loan purpose codes and internal risk ratings. Historical losses are used to estimate the probable loss in the current portfolio based on both an average loss methodology and a migration loss methodology. The methodologies and the time periods considered are subjective and vary for each risk pool based on systematic risk relative to our ability to estimate losses for that risk pool. Because every loan has a risk of loss, the calculation begins with a minimum loss allocation for each loan pool. The minimum loss is estimated based on long-term trends for the Bank, the banking industry and the economy. A minimum loss allocation is similarly applied to letters of credit and unused lines of credit. Loss allocations are adjusted for changes in the economy, problem loans, payment performance, loan policy, management, credit administration systems, credit concentrations, loan growth and other elements over the time periods utilized in the methodology. The adjusted loss allocations are then applied to the current balances in their respective loan pools. Loss allocations are totaled, yielding the required allowance for loan losses.

We incorporate the data from the allowance calculation with interim changes to that data in our ongoing determination of the allowance for loan losses. We then take into consideration other factors that may support an allowance in excess of required minimums. These factors include systems changes, historically high loan growth, changes in the economy and company management and lending practices at the time at which the loans were made. We believe that the data that we use in determining the allowance for loan losses is sufficient to estimate the potential losses in the loan portfolio; however, actual results could differ from management’s estimates.

The following table presents a summary of changes in the allowance for loan losses for the periods indicated.

ALLOWANCE FOR LOAN LOSSES

	As of and for the Three Months Ended		As of and for the Six Months Ended
(Dollars in thousands, except percentages)	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Total loans outstanding, net of unearned income	$970,653	$588,065	$970,653	$588,065

Average loans outstanding, net of unearned income	$944,373	$570,896	$924,081	$562,404

Allowance for loan losses at beginning of period	$9,522	$9,162	$9,802	$9,119
Charge-offs:
Loans secured by real estate	432	227	764	227
Commercial and industrial loans	—	—	—	—
Factored receivables	529	—	1,095	—
Consumer loans	87	—	87	—
All other loans	—	2	1	3

Total charge-offs	1,048	229	1,947	230
Recoveries:
Loans secured by real estate	63	15	95	41
Commercial and industrial loans	193	4	9	7
Factored receivables	406	—	1,003	—
Consumer loans	5	10	5	12
All other loans	13	12	26	25

Total recoveries	680	41	1,138	85

Net charge-offs	368	188	809	145
Provision for loan losses	120	—	281	—

Allowance for loan losses at period end	$9,274	$8,974	$9,274	$8,974

Allowance for loan losses to period end loans	0.96%	1.53%	0.96%	1.53%
Net charge-offs (recoveries) to average loans	0.16%	0.13%	0.18%	0.05%

The table above does not include the allowance for loan losses related to loans acquired from ULB. In accordance with FASB Accounting Standards Codification (“ASC”) Topic 805, Business Combinations, ULB’s allowance for loan losses was not brought forward as of the date of acquisition; rather, the acquired loans were recorded at fair value, and any discount to fair value was recorded against the loans rather than as an allowance for loan losses. The portion of the discount deemed related to credit quality was recorded as a non-accretable difference, and the remaining discount was recorded as an accretable discount and accreted into interest income over the estimated average life of the loans using the level yield method. At June 30, 2015, ULB’s acquired loan portfolio totaled $137.7 million and had a related non-accretable difference of $2.1 million and an accretable discount of $1.7 million.

Overall, asset quality indicators have remained steady, and, as a result, provision expense has been minimal. During the three months ended June 30, 2015, one large credit was partially charged off and placed on nonaccrual. This event, along with continued strong loan growth, required the recording of a provision expense during the three months ended June 30, 2015. While nonperforming assets increased during the three months ended June 30, 2015, our nonperforming assets as a percentage of total assets remains low.

Allocation of the Allowance for Loan Losses

While no portion of the allowance is in any way restricted to any individual loan or group of loans, and the entire allowance is available to absorb losses from any and all loans, the following table represents management’s allocation of the allowance for loan losses to specific loan categories as of the dates indicated.

ALLOCATION OF ALLOWANCE FOR LOAN LOSSES

	As of
(Dollars in thousands, except percentages)	June 30, 2015		December 31, 2014
	Amount	Percent of Loans in each Category to Total Loans	Amount	Percent of Loans in each Category to Total Loans
Commercial, financial and agricultural	$1,583	14.61%	$1,523	14.81%
Factored receivables	715	7.72	955	9.29
Real estate – mortgage	5,354	65.55	5,047	64.92
Real estate – construction	888	10.39	647	9.41
Consumer	254	1.73	562	1.57
Unallocated	480	—	1,068	—

	$9,274	100.00%	$9,802	100.00%

Our allowance for loan losses is composed of general reserves and specific reserves. General reserves are determined by applying to each segment of our portfolio loss percentages based on that segment’s historical loss experience and adjustment factors derived from internal and external environmental conditions. All loans considered to be impaired are evaluated on an individual basis to determine specific reserve allocations in accordance with U.S. GAAP. Loans for which specific reserves are provided are excluded from the calculation of general reserves.

A portion of the allowance is deemed to be a general reserve and remains unallocated to any particular loan category to reflect our estimate of probable inherent but not yet specifically identified losses within the portfolio due to the nature of the portfolio and uncertainties in underwriting standards of certain loans. For example, the portfolio includes exposures to various businesses with different organizational structures that may implicate multiple segments within the allocation framework, which will inherently lead to imperfections in the loss percentages applied to the portfolio segments. These inherent risks are amplified by the fact that we remain at risk for unidentified problems in the loan portfolio that we inherited upon bank acquisitions, as many of the loans underwritten by prior management were made using different credit policies and procedures than those that we currently use. Problems with respect to credit quality or the collectibility of these loans often are not apparent from the documentation in the file and frequently do not arise until the loan matures. For example, in some instances, sizable loans with satisfactory payment history and apparently complete documentation have led to write-offs upon maturity of the loan or a subsequent discovery of adverse information. Allocating this risk from the inherited loans to the segment portfolios is not deemed advisable by management due to the breadth of exposure of these loans over the portfolio segments.

We evaluate the adequacy and allocation of the allowance on a quarterly basis. Recent variations in the unallocated portion of the allowance have been driven by our estimate of probable inherent losses within the portfolio that have not yet been specifically identified due in large part to the factors discussed above and consideration of such additional factors as changes in the nature and volume of our loan portfolio, current economic conditions that may affect borrowers’ ability to pay, overall portfolio quality and our review of specific problem loans. In general, we expect that the portion of the unallocated allowance attributable to inherited loans will decrease over time as new loans are made and additional information becomes available with respect to currently unidentified problems and expected losses for the inherited loans. However, because our allocation of the allowance among the various loan types is driven by several factors, this decrease may not be linear with the volume of acquired loans outstanding during certain time frames.

Our procedures for allocating the allowance support an incurred, rather than expected, loss model through utilization of both specific and general reserves (including the unallocated amount). Although leaving a portion of the allowance unallocated may appear to indicate the expectation of future events, it in fact addresses the potential for additional losses on the current portfolio. We deem it prudent to include this component of measurement in our allowance for loan losses and believe that it is appropriate to apply it as an unallocated amount based on the current information available in the loan files and our exposure to incurred losses over the various segments. In effect, the unallocated portion represents a component that explicitly accounts for the inherent imprecision in the loan loss analysis based on our specific current circumstances.

Nonperforming Assets

The following table presents our nonperforming assets as of the dates indicated.

NONPERFORMING ASSETS

	As of
	June 30,		December 31,
(Dollars in thousands, except percentages)	2015	2014	2014
Nonaccrual loans	$5,483	$1,195	$4,865
Loans past due 90 days or more and still accruing	145	—	297

Total nonperforming loans	5,628	1,195	5,162
Other real estate and repossesed assets	1,636	800	1,380

Total nonperforming assets	$7,264	$1,995	$6,542

Allowance for loan losses to period end loans	0.96%	1.53%	1.10%
Allowance for loan losses to period end non-performing loans	164.78	750.96	189.89
Net charge-offs (recoveries) to average loans	0.16	0.13	0.05
Nonperforming assets to period end loans and foreclosed property and repossessed assets	0.75	0.34	0.73
Nonperforming loans to period end loans	0.58	0.20	0.58

Accrual of interest is discontinued on a loan when we believe, after considering economic and business conditions and collection efforts, that the borrower’s financial condition is such that the collection of interest is doubtful. In addition to a consideration of these factors, we have a consistent and continuing policy of placing all loans on nonaccrual status if they become 90 days or more past due, excluding factored receivables. For CBI’s factored receivables, which are trade credits rather than promissory notes, our practice is to charge off unpaid recourse receivables when they become 90 days past due from the invoice due date and unpaid non-recourse receivables when they become 120 days past due from the statement billing date. For the recourse receivables, the amount of the invoice is charged against the client reserve account established for such purposes, unless the client reserve is insufficient, in which case either the amount of the invoice is charged against loans or the balance is considered impaired and the client is responsible for repaying the unpaid obligation of the account debtor. When a loan is placed on nonaccrual status, all accrued interest on the loan is reversed and deducted from earnings as a reduction of reported interest income. No additional interest is accrued on the loan balance until collection of both principal and interest becomes reasonably certain. Payments received while a loan is on nonaccrual status will be applied to the loan’s outstanding principal balance. When a problem loan is resolved, there may ultimately be an actual write-down or charge-off of the principal balance of the loan that would necessitate additional charges to the allowance for loan losses.

Total nonperforming assets increased by $621 thousand to $7.2 million at June 30, 2015, from $6.5 million at December 31, 2014. Asset quality has been and will continue to be a primary focus of management.

Deposits

Deposits, which include noninterest-bearing demand deposits, interest-bearing demand deposits, money market accounts and savings and time deposits, are the primary funding source for the Bank. We offer a variety of products designed to attract and retain customers, with a primary focus on building and expanding client relationships. We continually focus on establishing a comprehensive relationship with consumer and business borrowers, seeking deposits as well as lending relationships.

The following table details the composition of our deposit portfolio as of the dates indicated.

COMPOSITION OF DEPOSITS

	As of
(Dollars in thousands, except percentages)	June 30, 2015		December 31, 2014
	Amount	Percent of Total	Amount	Percent of Total
Noninterest-bearing demand	$246,804	23.47%	$217,643	22.41%
Interest-bearing demand	162,087	15.42	154,816	15.94
Savings and money market	414,720	39.44	392,394	40.41
Time less than $100k	67,156	6.39	74,367	7.66
Time equal to or greater than $100k and less than $250k	47,351	4.50	46,538	4.79
Time equal to or greater than $250k	113,365	10.78	85,302	8.79

Total deposits	$1,051,483	100.00%	$971,060	100.00%

Total deposits were $1.1 billion at June 30, 2015, an increase of $80.4 million from December 31, 2014. Deposit growth has been a point of emphasis, and additionally, we have benefited to a large extent from uncertainty in the financial markets, which has increased the liquidity of many banks as consumers and businesses look for safe places for liquidity, thereby increasing bank deposits. All deposit categories increased during the first six months of 2015, with the exception of time deposits. Customers continue to be reluctant to invest in time deposits due to the low interest rate environment and have instead chosen money market accounts and other interest-bearing accounts.

Other Funding Sources

We supplement our deposit funding with wholesale funding when needed for balance sheet planning or when the terms are attractive and will not disrupt our offering rates in our markets. One of our primary sources of wholesale funding is the Federal Home Loan Bank of Atlanta (FHLB). We had FHLB borrowings of $22.0 million at each of June 30, 2015 and December 31, 2014. We have not initiated any additional borrowings from the FHLB since 2012. Additionally, we have access to brokered deposits and issued $48.9 million of brokered certificates during 2014 to fund a portion of the assets acquired in the CBI transaction. Another funding source that we have used to supplement our local funding is internet certificates of deposit. We have used this source to book certificates of deposit that mature in three to five years at rates that are lower than we would offer in our local markets, typically below the rates indicated on the LIBOR swap curve for similar maturities. We had internet certificates of deposit balances of $12.2 million and $14.0 million at June 30, 2015 and December 31, 2014, respectively.

Liquidity

Market and public confidence in our financial strength and in financial institutions in general will have a significant role in our access to appropriate levels of liquidity. This confidence is significantly dependent on our ability to maintain sound asset quality and appropriate levels of capital reserves.

Liquidity is defined as the ability to meet anticipated customer demands for funds under credit commitments and deposit withdrawals at a reasonable cost and on a timely basis. We measure our liquidity position by giving consideration to both on- and off-balance sheet sources of and demands for funds on a daily, weekly and monthly basis.

Liquidity risk involves the risk of being unable to fund assets with the appropriate duration and rate-based liabilities, as well as the risk of not being able to meet our cash needs as they arise. Liquidity planning and management are necessary to ensure the ability to fund operations in a cost-effective manner and to meet current and future potential obligations, such as loan commitments, lease obligations and deposit outflows. In this process, we focus on both assets and liabilities and on the manner in which they collectively contribute to provide adequate liquidity to meet our needs.

Funds are available from a number of basic banking activity sources, including the core deposit base, the repayment and maturity of loans and investment security cash flows. Other funding sources include federal funds purchased, brokered certificates of deposit and borrowings from the FHLB.

Cash and cash equivalents at June 30, 2015 and December 31, 2014 were $142.4 million and $123.4 million, respectively. Based on the recorded cash and cash equivalents, we believe that our liquidity resources were sufficient at June 30, 2015 to fund loans and meet our other cash needs as necessary.

Contractual Obligations

While our liquidity monitoring and management considers both present and future demands for and sources of liquidity, the following table of contractual commitments focuses only on future obligations.

CONTRACTUAL OBLIGATIONS

As of June 30, 2015

(Dollars in thousands)	Due in 1 year or less	Due after 1 through 3 years	Due after 3 through 5 years	Due after 5 years	Total
Federal Home Loan Bank advances	$15,000	$—	$7,000	$—	$22,000
Certificates of deposit of less than $100k	24,736	37,567	4,853	—	67,156
Certificates of deposit of $100k or more	108,409	39,216	13,091	—	160,716
Operating leases	582	763	148	79	1,572

Total contractual obligations	$148,727	$77,546	$25,092	$79	$251,444

Off-Balance Sheet Arrangements

We are a party to credit-related financial instruments with off-balance sheet risks in the normal course of business in order to meet the financing needs of our customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of amounts recorded on our balance sheet. Our exposure to credit loss is represented by the contractual amounts of these commitments. We follow the same credit policies in making these types of commitments as we do for on-balance sheet instruments.

Our off-balance sheet arrangements are summarized in the following table as of the dates indicated.

CREDIT EXTENSION COMMITMENTS

	As of
	June 30, 2015	December 31, 2014
	Amount	Amount
Unfunded lines	$219,912	$182,820
Letters of credit	8,583	8,085

Total credit extension commitments	$228,495	190,905

Interest Sensitivity and Market Risk

Interest Sensitivity

We monitor and manage the pricing and maturity of our assets and liabilities in order to diminish the potential adverse impact that changes in interest rates could have on our net interest income. The principal monitoring technique that we employ is simulation analysis, as augmented by a “gap” analysis.

In simulation analysis, we review each individual asset and liability category and its projected behavior in various interest rate environments. These projected behaviors are based on our past experiences and on current competitive environments, including the various environments in the different markets in which we compete. Using this projected behavior and differing rate scenarios as inputs, the simulation analysis generates projections of net interest income. We also periodically verify the validity of this approach by comparing actual results with those that were projected in previous models.

Another technique used in interest rate management, but to a lesser degree than simulation analysis, is the measurement of the interest sensitivity “gap,” which is the positive or negative dollar difference between assets and liabilities that are subject to interest rate repricing within a given period of time. Interest rate sensitivity can be managed by repricing assets and liabilities, selling securities available for sale or trading securities, replacing an asset or liability at maturity or by adjusting the interest rate during the life of an asset or liability.

We evaluate interest rate sensitivity risk and then formulate guidelines regarding asset generation and repricing and sources and prices of off-balance sheet commitments in order to decrease interest sensitivity risk. We use computer simulations to measure the net income effect of various interest rate scenarios. The modeling reflects interest rate changes and the related impact on net income over specified periods of time.

The following table illustrates our interest rate sensitivity at June 30, 2015, assuming that the relevant assets and liabilities are collected and paid, respectively, based upon historical experience rather than their stated maturities.

INTEREST SENSITIVITY ANALYSIS

As of June 30, 2015

(Dollars in thousands)
Interest-earning assets	0-1 Mos	1-3 Mos	3-12 Mos	1-3 Yrs	3-5 Yrs	> 5 Yrs	Total
Loans(1)	$485,562	28,678	81,758	175,136	151,192	62,077	984,403
Securities	331	2,611	2,592	8,717	5,511	22,824	42,586
Cash balances in other banks	124,716	—	—	—	—	—	124,716
Funds sold	—	—	—	—	—	—	—

Total interest-earning assets	610,609	31,289	84,350	183,853	156,703	84,901	1,151,705

Interest-bearing liabilities
Interest-bearing transactions accounts	58,413	3,332	14,991	28,504	17,030	39,817	162,087
Savings and money market deposits	259,025	5,396	24,279	60,613	1,568	63,839	414,720
Time deposits	10,803	17,916	104,426	70,296	—	24,431	227,872
Federal Home Loan Bank and other borrowed money	—	—	15,000	—	7,000	—	22,000

Total interest-bearing liabilities	$328,241	26,644	158,696	159,413	25,598	128,087	826,679

Interest sensitivity gap
Period gap	$282,368	4,645	(74,346)	24,440	131,105	(43,186)	325,026
Cumulative gap	282,368	287,013	212,667	237,107	368,212	325,026
Cumulative gap – Rate Sensitive Assets/Rate Sensitive Liabilities	24.52%	24.92	18.47	20.59	31.97	28.22

(1)	Includes mortgage loans held-for-sale

We generally benefit from an increase in market rates of interest when we have an asset-sensitive gap (a positive number) and generally benefit from a decrease in market interest rates when we have a liability-sensitive gap (a negative number). As shown in the table above, we are asset-sensitive on a cumulative basis throughout all timeframes presented. The interest sensitivity analysis presents only a static view of the timing and repricing opportunities, without taking into consideration the fact that changes in interest rates do not affect all assets and liabilities equally. For example, rates paid on a substantial portion of core deposits may change contractually within a relatively short timeframe, but those are viewed by management as significantly less interest-sensitive than market-based rates, such as those paid on non-core deposits. For this and other reasons, we rely more on the simulation analysis (as described above) in managing interest rate risk. Net interest income may be impacted by other significant factors in a given interest rate environment, including changes in the volume and mix of earning assets and interest-bearing liabilities.

Market Risk

Our earnings are dependent, to a large degree, on our net interest income, which is the difference between interest income earned on all earning assets, primarily consisting of loans and securities, and interest paid on all interest-bearing liabilities, primarily consisting of deposits. Market risk is the risk of loss from adverse changes in market prices and interest rates. Our market risk arises primarily from inherent interest rate risk in our lending, investing and deposit gathering activities. We seek to reduce our exposure to market risk through actively monitoring and managing interest rate risk. Management relies on static “gap” analysis to determine the degree of mismatch in the maturity and repricing distribution of interest-earning assets and interest-bearing liabilities, which quantifies, to a large extent, the degree of market risk inherent in our balance sheet. Gap analysis is further augmented by simulation analysis to evaluate the impact of varying levels of prevailing interest rates and the sensitivity of specific earning assets and interest-bearing liabilities to changes in those prevailing rates. Simulation analysis consists of evaluating the impact on net interest income given changes from 400 basis points below the current prevailing rates to 400 basis points above the current prevailing rates. We make certain assumptions regarding the effect that varying levels of interest rates have on certain earning assets and interest-bearing liabilities, which incorporate both historical experience and consensus estimates of outside sources.

The following table illustrates the results of our simulation analysis to determine the extent to which market risk would affect net interest margin for the next twelve months if prevailing interest rates increased or decreased by the specified amounts from current rates. As described above, this model uses estimates and assumptions regarding the manner in which asset and liability accounts will react to changes in prevailing interest rates. However, to isolate the market risk inherent in the balance sheet, the model assumes that no growth in the balance sheet occurs during the projection period. The model also assumes an immediate and parallel shift in interest rates, which would result in no change in the shape or slope of the interest rate yield curve. Because of the inherent use of these estimates and assumptions in the simulation model to derive this market risk information, the actual results of the future impact of market risk on our net interest margin may (and likely will) differ from those set forth in the table.

MARKET RISK

	Impact on Net Interest Income
Change in prevailing interest rates	As of June 30, 2015	As of December 31, 2014
+400 basis points	23.88%	20.42%
+300 basis points	17.67	15.10
+200 basis points	11.36	9.54
+100 basis points	5.13	4.21
0 basis points	—	—
-100 basis points	(2.02)	(1.23)
-200 basis points	(6.04)	(4.58)
-300 basis points	(9.02)	(6.83)
-400 basis points	(10.17)	(7.61)

Capital Resources

Total shareholders’ equity attributable to NCC at June 30, 2015 was $167.1 million, or 13.3% of total assets. At December 31, 2014, total shareholders’ equity attributable to us was $128.9 million, or 11.3% of total assets. The increase in shareholders’ equity during the first six months of 2015 was attributable to our initial public offering that priced on March 18, 2015. We sold 1,642,000 shares of our common stock at $19.50 per share in our initial public offering. The underwriters had an option to purchase an additional 255,000 shares, which they exercised on March 27, 2015. In total, we sold 1,897,000 newly issued shares of common stock and raised approximately $33.8 million, net of offering expenses. Our common stock is now traded on the Nasdaq Global Select Market under the symbol “NCOM.”

In July 2013, the Federal Reserve Board and the OCC issued final rules implementing the Basel III regulatory capital framework, as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act.

The final rules took effect for the Company and Bank on January 1, 2015, subject to a transition period for certain parts of the rules. The rules revise the minimum capital requirements and adjust the prompt corrective action thresholds applicable to financial institutions under the agencies’ jurisdiction. The rules revise the regulatory capital elements, add a new common equity Tier 1 capital ratio, increase the minimum Tier 1 capital ratio requirements and implement a new capital conservation buffer. The rules also permit certain banking organizations to retain, through a one-time election, the existing treatment for accumulated other comprehensive income. The Company and Bank have made the election to retain the existing treatment for accumulated other comprehensive income.

The rules are intended to provide an additional measure of a bank’s capital adequacy by assigning weighted levels of risk to asset categories. Banks are also required to systematically maintain capital against such “off-balance sheet” activities as loans sold with recourse, loan commitments, guarantees and standby letters of credit. These guidelines are intended to strengthen the quality of capital by increasing the emphasis on common equity and restricting the amount of loan loss reserves and other forms of equity, such as preferred stock, that may be included in capital. Certain items, such as goodwill and other intangible assets, are deducted from total capital in arriving at the various regulatory capital measures such as common equity Tier 1 capital, Tier 1 capital and total risk-based capital. Our objective is to maintain our current status as a “well-capitalized institution,” as that term is defined by the Bank’s regulators. As of June 30, 2015, the Bank was “well-capitalized” under the regulatory framework for prompt corrective action.

Under the current regulatory guidelines, banks must meet minimum capital adequacy levels based on both total assets and risk-adjusted assets. All banks are required to maintain a minimum ratio of total capital to risk-weighted assets of 8%, a minimum ratio of Tier 1 capital to risk-weighted assets of 6%, a minimum ratio of common equity Tier 1 capital to risk-weighted assets of 4.5% and a minimum ratio of Tier 1 capital to average assets (leverage ratio) of 4%. Adherence to these guidelines has not had an adverse impact on us.

The table below calculates and presents regulatory capital based on the new regulatory capital ratio requirements under Basel III that became effective on January 1, 2015, as well as the regulatory capital ratios in effect on December 31, 2014. Beginning in 2016, an additional capital conservation buffer will be added to the minimum requirements for capital adequacy purposes, subject to a three-year phase-in period. The capital conservation buffer will be fully phased-in on January 1, 2019 at 2.5 percent. A banking organization with a conservation buffer of less than 2.5 percent (or the required phase-in amount in years prior to 2019) will be subject to limitations on capital distributions, including dividend payments and certain discretionary bonus payments to executive officers. The ratios for the Company and Bank are currently sufficient to satisfy the fully phased-in conservation buffer.

The following table sets forth selected consolidated capital ratios at June 30, 2015 and December 31, 2014 for both NBC and NCC. ULB is not included separately at June 30, 2015, as ULB was merged into NBC on February 28, 2015.

CAPITAL ADEQUACY ANALYSIS

(Dollars in thousands, except percentages)	Actual		For Capital Adequacy Purposes		To Be Well-Capitalized Under Prompt Corrective Action Provisions
As of June 30, 2015	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital
(to Risk Weighted Assets)
NCC	$139,268	13.78%	$80,863	8.00%	N/A	N/A
NBC	$112,273	11.13%	80,685	8.00%	$100,856	10.00%
Tier 1 Capital
(to Risk Weighted Assets)
NCC	$129,994	12.86%	$60,648	6.00%	N/A	N/A
NBC	$102,999	10.21%	$60,513	6.00%	$80,685	8.00%
Common Equity Tier 1 Capital
(to Risk Weighted Assets)
NCC	$129,994	12.86%	$45,486	4.50%	N/A	N/A
NBC	$102,999	10.21%	$45,385	4.50%	$65,556	6.50%
Tier 1 Capital
(to Average Assets)
NCC	$129,994	11.09%	$46,901	4.00%	N/A	N/A
NBC	$102,999	8.80%	$46,825	4.00%	$58,531	5.00%

As of December 31, 2014
Total Capital
(to Risk Weighted Assets)
NCC	$106,289	11.75%	$72,367	8.00%	N/A	N/A
NBC	$84,148	11.42%	$58,948	8.00%	$73,685	10.00%
ULB	$18,731	11.31%	$13,249	8.00%	$16,561	10.00%
Tier 1 Capital
(to Risk Weighted Assets)
NCC	$96,487	10.66%	$36,205	4.00%	N/A	N/A
NBC	$74,927	10.16%	$29,499	4.00%	$44,248	6.00%
ULB	$18,731	11.31%	$6,625	4.00%	$9,937	6.00%
Tier 1 Capital
(to Average Assets)
NCC	$96,487	10.68%	$36,137	4.00%	N/A	N/A
NBC	$74,927	8.57%	$34,972	4.00%	$43,715	5.00%
ULB	$18,731	8.60%	$8,712	4.00%	$10,890	5.00%

Banking regulations limit the amount of dividends that a bank can pay without the prior approval of its regulatory authorities. These restrictions are based on levels of regulatory classified assets, prior years’ net earnings and the ratio of equity capital to assets. As of June 30, 2015, the Bank’s retained earnings deficit was eliminated and, subject to regulatory approval, the Bank is now permitted to pay dividends to NCC.

YEAR ENDED DECEMBER 31, 2014

Overview of 2014 Results

Our net income was $5.4 million in 2014, compared with $4.0 million in 2013. The largest contributing factors leading to the increase in the 2014 net income and other highlights include the following:

•	Average loans outstanding in 2014 were $629 million, approximately 29% higher than $486 million in average loans outstanding in 2013. The higher loan balance led to an increase in net interest income from $20.7 million in 2013 to $28.5 million in 2014.

•	Loan yields in 2014 averaged 4.68%, compared to 4.37% for 2013, and interest-bearing liability costs of 0.51% were 0.04% lower than 0.55% in 2013. As a result, our net interest spread increased from 3.13% to 3.63%. Average non-interest bearing deposits grew from $94 million in 2013 to $150 million in 2014, which reduced our overall funding costs. The combination of the higher loan yields and lower funding costs led to an expansion in our net interest margin from 3.25% in 2013 to 3.75% in 2014.

•	The CBI acquisition closed on August 29, 2014, and, as a result, CBI’s income and expenses are included in our results for 2014 for the period beginning as of the date of the closing. CBI’s commercial factored receivables accounted for approximately $28.5 million of the increase in average loans outstanding for 2014, and CBI added approximately $4.2 million in net interest income (excluding the higher internal funding cost allocation used in management’s segment reporting) for the year, as compared to 2013. The higher yield earned on commercial factored receivables for the four months post-acquisition was the primary contributing factor to the increase in the overall loan yield for 2014. Included in net interest income for 2014 was discount accretion of $174 thousand related to factored receivables acquired in the CBI acquisition.

•	Our higher net interest income was partially offset by higher operating expenses, which grew to $23.5 million in 2014 from $19.7 million in 2013. The largest category of operating expense increase was salaries and employee benefits, partially reflecting our expansion as well as the addition of the CBI operating expenses and employees for approximately four months of 2014.

•	During the third quarter of 2014, we sold 163,485 shares of common stock at $18.35 per share in connection with our entry into the Vero Beach, Florida market area. This sale was to accredited investors in the Vero Beach market area and was intended to help promote local support of our banking operations and business development efforts in that market.

•	On December 15, 2014, we closed the acquisition of United, and as result approximately two weeks of revenue and expense from United are included in our 2014 results. Additionally, the addition of United’s assets and liabilities to our balance sheet increased our loans, deposits, and assets held as of December 31, 2014 by approximately $150 million, $201 million, and $233 million, respectively, although the impact on average balances was limited due to the limited period of time in 2014 that United was part of NCC.

2014 Acquisitions

CBI Holding Company, LLC

On August 29, 2014, we acquired, through our banking subsidiary NBC, 70% of the outstanding units of CBI, a transaction-based finance company operating a receivables factoring business headquartered in Decatur, Alabama. CBI now operates as a subsidiary of NBC. We have an option to purchase the remaining 30% equity interest for a price based on a multiple of CBI’s earnings. The option is exercisable at any time beginning on August 29, 2019, and expires on August 29, 2022. NBC paid $16.2 million in cash for the 70% equity interest in CBI. Our consolidated financial statements include all of the assets and liabilities of CBI as well as a minority interest representing the 30% equity interest that we have not purchased. As a result, at acquisition, we recorded $23.1 million of goodwill and a non-controlling interest of $6.9 million.

We marked the assets acquired and liabilities assumed to fair value based on information available, and these fair value adjustments are subject to change for up to one year after the closing date as additional information becomes available. Given an average life for CBI’s receivables of 35 to 40 days, the assets and liabilities of CBI are very short-term in nature, and the book value was deemed to be the fair value, with the exception of a $174 thousand discount on the purchased factored receivables, which was accreted into income during September 2014 in accordance with the average life of the related receivables.

United Group Banking Company of Florida, Inc.

On December 15, 2014, we completed our acquisition of United Group Banking Company of Florida, Inc. (“United”), a bank holding company headquartered in Longwood, Florida.

Upon consummation of the acquisition, United was merged with and into NCC, with NCC as the surviving entity in the merger. United’s common shareholders received either 0.057794 shares of our common stock, or $1.30 in cash in exchange for each share of United’s common stock, or a combination stock and cash. The total amount of cash that we paid for cash elections was capped at $2,950,000 in the merger agreement (excluding any cash to be paid for fractional shares). We paid an aggregate of $2,953,884 in cash (including cash in lieu of fractional shares) and issued 1,617,027 shares of our common stock. The aggregate estimated value of the consideration paid was $33.3 million. We recorded $5.7 million of goodwill and a core deposit intangible asset of $1.8 million.

We marked United’s assets and liabilities to fair value based on information available, and these fair value adjustments are subject to change for up to one year after the closing date as additional information becomes available. We acquired approximately $233.2 million in assets at fair value from United and added five banking offices with approximately $149.9 million in loans and approximately $200.5 million in deposits.

Additional information regarding the CBI acquisition and the United merger is included in Note 2, “Business Combinations,” of the notes to NCC’s audited consolidated financial statements for the year ended December 31, 2014, which are included elsewhere in this proxy statement-prospectus

Comparison of Results of Operations for the years ended December 31, 2014, 2013, and 2012

The following is a narrative discussion and analysis of significant changes in our results of operations for the years ended December 31, 2014, 2013, and 2012.

Net Income

2014 vs. 2013

During the year ended December 31, 2014, our net income was $5.4 million, compared to $4.0 million for the year ended December 31, 2013, an increase of 34.9%. The primary reason for the increase in net income in 2014 compared to 2013 was an increase in net interest income, resulting from higher levels of loan balances and other earning assets, increased loan yields, and a resulting increase in net interest margin. The increased net interest income was partially offset by a reduction in non-interest income of $270 thousand, an increased loan loss provision expense of $978 thousand, and an increase in noninterest expense of $3.8 million during 2014. The largest reduction in non-interest income during 2014 was in revenue from the mortgage division. During the year ended December 31, 2014, mortgage origination and fee income totaled $3.8 million, compared to $4.0 million for year ended December 31, 2013, a reduction of 7.0%. Other non-interest expenses increased $3.7 million during the year ended December 31, 2014. Each category of non-interest expense increased as a result of the growth of our franchise in the markets in which we operate.

Net income also increased during the year ended December 31, 2014, compared to the year ended December 31, 2013, due to the acquisition of CBI on August 29, 2014. CBI contributed $4.2 million of net interest income and $741 thousand of net income during the year ended December 31, 2014. Included in net interest income for 2014 is discount accretion of $174 thousand related to factored receivables acquired in the CBI acquisition. (Note that this CBI net income contribution figure differs from that in our segment reporting because it does not include the funding cost allocation used in management’s segment reporting. See Note 17, “Segment Reporting,” in the Notes to Consolidated Financial Statements provided herein for additional information.) The United acquisition closed on December 15, 2014 and, consequently, did not have a material impact on our net income for 2014.

2013 vs. 2012

Net income for the year ended December 31, 2013 was $4.0 million, compared to $2.1 million for the year ended December 31, 2012. The primary reason for the increase in net income between 2013 and 2012 was an increase in net interest income. This increase was driven by higher loan balances and reduced interest expense on deposits and borrowings. Income from mortgage loan originations also contributed to the increase. Total mortgage originations and fee income totaled $4.0 million during 2013 compared to $3.3 million during 2012. The higher net interest income and other income was partially offset by an increase in salaries and benefits during 2013 compared to 2012.

Net Interest Income and Net Interest Margin Analysis

The following table shows, for the periods indicated, the average balance of each principal category of our assets, liabilities, and shareholders’ equity and the average yields on assets and average costs of liabilities. Such yields and costs are calculated by dividing income or expense by the average daily balances of the associated assets or liabilities.

AVERAGE BALANCE SHEETS & NET INTEREST ANALYSIS

For the Twelve Months Ended December 31,

(Dollars in thousands, except yields and rates)	2014			2013			2012
	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate
Interest earning assets
Loans	$629,040	$29,414	4.68%	$485,769	$21,241	4.37%	$356,081	$17,605	4.94%
Mortgage loans held for sale	9,696	410	4.23	11,285	419	3.71	12,662	435	3.44
Securities:
Taxable securities	41,111	1,178	2.87	48,221	1,330	2.76	45,824	1,482	3.23
Tax-exempt securities	4,518	268	5.93	3,453	213	6.17	4,686	290	6.19
Cash balances in other banks	75,099	183	0.24	88,075	206	0.23	108,573	261	0.24
Funds sold	—	—	0.00	51	—	0.00	53	—	0.00

Total interest earning assets	759,464	$31,453	4.14	636,854	$23,409	3.68	527,879	$20,073	3.80

Non-interest earning assets	56,241			26,208			18,611

Total assets	$815,705			$663,062			$546,490

Interest bearing liabilities
Interest bearing transactions accounts	$121,970	$331	0.27%	$98,379	$247	0.25%	$65,601	$179	0.27%
Savings & money market deposits	299,549	1,111	0.37	257,238	874	0.34	204,005	991	0.49
Time deposits	120,145	985	0.82	99,474	981	0.99	94,726	1,332	1.41
Federal Home Loan Bank & other borrowed money	22,007	442	2.01	23,781	511	2.15	29,712	778	2.62

Total interest-bearing liabilities	563,671	$2,869	0.51	478,872	$2,613	0.55	394,044	$3,280	0.83

Non-interest bearing deposits	150,034			93,883			65,254

Total funding sources	713,705			572,755			459,298
Non-interest bearing liabilities	4,674			3,338			2,410
Shareholders’ equity	97,326			86,969			84,782

	$815,705			$663,062			$546,490

Net interest rate spread			3.63%			3.13%			2.97%
Net interest income/margin (Taxable equivalent)		$28,584	3.76%		$20,796	3.27%		$16,793	3.18%
Tax equivalent adjustment		111			97			121

Net interest income/margin		$28,473	3.75%		$20,699	3.25%		$16,672	3.16%

Comparison of net interest income for the years ended December 31, 2014 and 2013

Net interest income increased $7.8 million, or 37.6%, to $28.5 million for the year ended December 31, 2014, compared to $20.7 million for 2013. The increase was due to an increase in interest income of $8.0 million, resulting from higher levels of loan volume, which was partially offset by a $256 thousand increase in interest expense. The increase in interest income was primarily due to a 29.5% increase in average loans outstanding during 2014 compared to 2013. The resulting net interest margin for 2014 rose to 3.75%, from 3.25% during 2013. The net interest margin in 2014 benefited from increased loan yields and volume and also an increase in non-interest bearing deposits. During 2014, non-interest bearing deposits averaged $150.0 million, compared to $93.4 million during 2013, an increase of $56.2 million, or 59.8%.

Interest-earning assets averaged $759.5 million for 2014, compared to $636.9 million for 2013, an increase of $122.6 million, or 19.3%. See additional information on growth in our loan portfolio for the periods presented beginning on page 148. The yield on average interest-earning assets increased 46 basis points to 4.14% during 2014, compared to 3.68% for 2013. The yield on earning assets increased primarily due to an increased yield on loans during 2014. During 2014, loan yields increased 31 basis points to 4.68%. The increase in loan yields was primarily due to the factored receivables purchased from and originated by CBI. These factored receivables are generally much higher yielding assets than our traditional loan portfolio. The yield on the factored receivables varies but is approximately 15%. CBI contributed average loan balances of $28.5 million for the year ended December 31, 2014.

Interest-bearing liabilities averaged $563.7 million for 2014, compared to $478.9 million for 2013, an increase of $84.8 million, or 17.7%. The average rate paid on interest-bearing liabilities was 0.51% for 2014, compared to 0.55% for 2013. Each category of deposits either experienced rate reductions or had rates remain virtually flat compared to 2013. We have benefited from the historically low interest rates and repriced time deposits at maturity at the lower current market rates, and we have also lowered rates on other deposit accounts to lower market rates where possible. The increase in average interest-bearing liabilities was partially offset by the rate reductions but overall resulted in slightly higher total interest expense for 2014.

Comparison of net interest income for the years ended December 31, 2013 and 2012

The previous table shows for the years ended December 31, 2013 and 2012 the average balances of each principal category of our assets, liabilities, and shareholders’ equity and the average yields on assets and average costs of liabilities.

Net interest income increased $4.0 million, or 24.2%, to $20.7 million for 2013 compared to $16.7 million for 2012. This increase was due to an increase in interest income of $3.4 million and a decrease in interest expense of $667 thousand. The resulting net interest margin for 2013 increased to 3.25% from 3.16% during 2012.

Interest-earning assets averaged $636.9 million for 2013, compared to $527.9 million for 2012, an increase of $109.0 million, or 20.6%. The primary reason for the increase in interest income was an increase in average loans. During 2013, average loans increased by $129.7 million compared to 2012. Although the average yield on loans during 2013 was 4.37%, compared to 4.94% during 2012, the substantial volume increase offset the yield reduction and led to an overall increase in interest income. The fifty-seven basis point reduction in loan yield was due to the lower loan rates on new loans compared to the average yield on the current loan portfolio. Another factor contributing to the increased interest income for 2013 was a change in the mix of interest-bearing assets. During 2013, average cash balances totaled $88.1 million, a decrease of $20.5 million compared to 2012. These balances were moved from cash to higher yielding loans, increasing total interest income.

Interest-bearing liabilities averaged $478.9 million for 2013, compared to $394.0 million for 2012, an increase of $84.8 million, or 21.5%. The average rate paid on interest-bearing liabilities was 0.55% for 2013, compared to 0.83% for 2012. Each category of deposits experienced rate reductions during 2013. We have benefited from the historically low interest rates and repriced time deposits at maturity at the lower current market rates, and we have also lowered rates on other deposit accounts to lower market rates. The increase in average interest-bearing liabilities was offset by the rate reductions resulting in lower total interest expense.

The following table reflects, for the periods indicated, the changes in our net interest income due to changes in the volume of earning assets and interest-bearing liabilities and the associated rates paid or earned on these assets and liabilities.

ANALYSIS OF CHANGES IN NET INTEREST INCOME

For the Twelve Months Ended December 31,

(Dollars in thousands)	2014 vs. 2013			2013 vs. 2012
	Variance due to			Variance due to
	Volume	Yield/Rate	Total	Volume	Yield/Rate	Total
Interest-earning assets
Loans	$6,616	$1,557	$8,173	$5,850	$(2,214)	$3,636
Mortgage loans held for sale	(63)	54	(9)	(49)	33	(16)
Securities:	—
Taxable securities	(202)	50	(152)	74	(226)	(152)
Tax-exempt securities	63	(8)	55	(76)	(1)	(77)
Cash balances in other banks	(32)	9	(23)	(48)	(7)	(55)

Total interest-earning assets	6,382	1,662	8,044	5,751	(2,415)	3,336
Interest-bearing liabilities
Interest bearing transactions accounts	$63	$21	$84	$83	$(15)	$68
Savings & money market deposits	152	85	237	223	(340)	(117)
Time deposits	184	(180)	4	64	(415)	(351)
Federal Home Loan Bank & other borrowed money	(37)	(32)	(69)	(140)	(127)	(267)

Total interest-bearing liabilities	362	(106)	256	230	(897)	(667)
Net interest income
Net interest income (Taxable equivalent)	$6,020	$1,768	$7,788	$5,521	$(1,518)	$4,003
Taxable equivalent adjustment	11	3	14	(6)	(18)	(24)

Net interest income	6,009	1,765	7,774	5,527	(1,500)	4,027

Provision for Loan Losses

During the year ended December 31, 2014, we recorded a provision for loan losses of $978 thousand related to our factored receivables and related risk of loss at CBI. The provision for loan losses for the years ended December 31, 2013 and 2012 was zero and $125 thousand, respectively. Our policy is to maintain an allowance for loan losses at a level sufficient to absorb probable incurred losses inherent in the loan portfolio. The allowance is increased by a provision for loan losses, which is a charge to earnings, and is decreased by charge-offs and increased by loan recoveries. In determining the adequacy of our allowance for loan losses, we consider our historical loan loss experience, the general economic environment, the overall portfolio composition, and other information. As these factors change, the level of loan loss provision changes. When individual loans are evaluated for impairment, and an impairment is deemed necessary, the impaired portion of the loan amount is generally charged off. As of December 31, 2014, $873 thousand of our allowance is related to impaired loans.

Noninterest Income

In addition to net interest margin, we generate other types of recurring noninterest income from our operations. Our banking operations generate revenue from service charges and fees on deposit accounts. We have a mortgage division that generates revenue from originating and selling mortgages, and we have a revenue sharing relationship with a registered broker-dealer who has representatives located in some of our banking offices. In addition to these types of recurring noninterest income, the Banks own insurance on several key employees and record income on the increase in the cash surrender value of these policies.

The following table sets forth the principal components of noninterest income for the periods indicated.

NONINTEREST INCOME

	As of December 31,
(Dollars in thousands)	2014	2013	2012
Service charges and fees on deposit accounts	$714	$630	$535
Mortgage origination and fee income	3,752	4,035	3,254
Income from bank owned life insurance	242	236	194
Wealth management fees	58	89	103
Gain on sale of other real estate	13	62	396
(Loss) gain on sale of investments	(33)	47	—
Other noninterest income	286	203	183

Total noninterest income	$5,032	$5,302	$4,665

Noninterest income for the years ended December 31, 2014 and 2013 was $5.0 million and $5.3 million, respectively. The primary reason for the decrease in noninterest income was lower revenue from the mortgage division. Mortgage division income decreased $283 thousand during 2014 and totaled $3.8 million for the year, as compared to $4.0 million during 2013. The 2013 period benefited from refinance activity associated with historically low mortgage rates. Although rates remained low during 2014, the volume of refinance activity was lower than prior periods since rates have been at low levels for a long period of time, resulting in fewer customers who had not already refinanced mortgages at lower rates. During the year ended December 31, 2013, refinance activity accounted for approximately 26.8% of production volume, compared to only approximately 17.5% during 2014. Service charges and fees on deposit accounts increased $84 thousand to $714 thousand for 2014. This increase was a result of an increase in number of deposit accounts as we continue to gain momentum and market share in our markets. During 2014, we recorded a loss of $33 thousand on the sale of an investment, and, during 2013, we recorded a gain of $47 thousand on the sale of an investment.

Noninterest income for the years ended December 31, 2013 and 2012 was $5.3 million and $4.7 million, respectively. The most significant increase in noninterest income was from the mortgage division. The mortgage division income increased $781 thousand during 2013 and totaled $4.0 million for the year, as compared to $3.3 million during 2012. This increase was due to the expansion of mortgage division in Birmingham and in the other markets that we serve. We increased originators and support staff in this division in 2013. Historically low interest rates and elevated refinancing activity during the years ended December 31, 2013 and 2012 bolstered the activity of the mortgage division. Service charges and fees on deposit accounts increased $95 thousand, to $630 thousand, for 2013 compared to 2012. This increase resulted from an increase in number of accounts as we gained momentum and market share in Birmingham and our newer markets. The income from bank owned life insurance increased slightly during 2013 due to a full year of income on an investment in bank owned life insurance made during 2012. During 2012, we recorded a gain on sale of other real estate of $396 thousand, and, during 2013, we recorded a $62 thousand gain from the sale of other real estate.

Noninterest expense

Our total noninterest expense increase reflects our continued growth, as well as the expansion of our operational framework, employee expansion, and facility expansion, as we build the foundation to support our recent and future growth. We believe that some of our overhead costs will reduce as a percentage of our revenue as we grow and gain operating leverage by spreading these costs over a larger revenue base.

The following table presents the primary components of noninterest expense for the periods indicated.

NONINTEREST EXPENSE

	As of December 31,
(Dollars in thousands)	2014	2013	2012
Salaries and employee benefits	$13,379	$11,495	$9,942
Commission based compensation	2,080	1,948	1,645
Occupancy and equipment expense	1,944	1,727	1,733
Data processing expenses	1,169	845	675
Advertising and marketing expenses	344	194	137
Legal fees	685	320	388
FDIC insurance assessments	494	368	390
Accounting and audit expenses	508	362	304
Consulting and other professional expenses	270	189	246
Telecommunications expenses	275	269	266
Core deposit intangible amortization	18	—	—
Other noninterest expense	2,287	1,968	2,358

Total noninterest expense	$23,453	$19,685	$18,084

Noninterest expense for the years ended December 31, 2014 and 2013 was $23.4 million and $19.7 million, respectively. The largest components of noninterest expense were related to employee costs shown in the table above as salaries and employee benefits and commission based compensation. Salaries continue to increase as we expand our presence in the markets in which we operate. During April 2014, we opened a loan production office (converted to full service branch in November 2014) in Vero Beach, Florida, which contributed to the increase in salaries during 2014. Commission based compensation is directly related to mortgage loan origination activity and activity at CBI. Total commissions paid varies with mortgage lending volume and production activity at CBI. Commissions related to mortgage lending decreased in 2014 compared to 2013 due to lower mortgage lending revenue, but overall commissions were higher during 2014 due to commissions paid at CBI. Additionally, salaries and benefits for CBI’s employees were included for four months (following the August 29, 2014 acquisition) and ULB’s employees for 15 days (following the December 15, 2014 merger) during 2014, adding to the increased employee costs for the 2014 period. Legal fees and accounting and audit expense were higher in 2014 primarily due to merger-related activities and costs associated with our filings with the Securities and Exchange Commission and preparations for becoming a public reporting company. The changes in the other components of noninterest expense were due to the recent acquisition of CBI, the United merger and our overall asset expansion, facilities growth, and expanding geographic footprint.

Noninterest expense for the years ended December 31, 2013 and 2012 was $19.7 million and $18.1 million, respectively. Salaries and employee benefits totaled $11.5 million during 2013, compared to $9.9 million during 2012. The increase of $1.6 million was due to our continued expansion in the markets that we serve and related increases in personnel as we grow our franchise. The increase in commission based compensation of $303 thousand was due to increased revenue of the mortgage division, as a large component of the compensation in the mortgage division is tied to production. Other noninterest expense for 2012 includes $1.1 million of expense related to the early termination of our prior data processing contract. Under the terms of prior management’s contract with the former data processing provider, our system costs would have continued to increase significantly with our growth. We also identified an alternative provider that we believed would deliver a higher level of service. After a thorough analysis, we determined that an early termination of our contract with the former provider was in our best long-term interests, in spite of the termination costs. The changes in the other components of noninterest expense are due to our increasing asset size, facilities growth, and expanding geographic foot print.

Income Tax Provision

Income tax expense of $3.2 million, $2.3 million, and $1.1 million was recognized during the years ended December 31, 2014, 2013, and 2012, respectively. The increase in income tax expense during each year was due to an increase in pre-tax income. The effective tax rate for the 2014, 2013, and 2012 was 34.8% (36.9% including the minority interest), 36.6%, and 34.2%, respectively. Our effective tax rate will generally increase with higher levels of taxable income. The effective tax rates are affected by items of income and expense that are not subject to federal and state taxation.

Comparison of Balance Sheets at December 31, 2014, 2013, and 2012

Overview

Our total assets increased $346.6 million, or 43.8%, from $791.8 million at December 31, 2013, to $1.14 billion at December 31, 2014. Total assets at December 31, 2013 included a $35.0 million short-term loan secured by a certificate of deposit in the same amount that was reflected on our balance sheet at year-end 2013 and 2012, but not at year-end 2014. This loan was paid off very shortly after the 2013 year-end as well as the 2012 year-end through liquidation of the related certificate of deposit. Total assets at December 31, 2014 included the assets of CBI, which was acquired in August 2014, and United, which was merged with and into NCC in December 2014. Excluding the impact of the short-term loan and acquired assets of CBI and United, total assets increased $35.2 million during 2014. Excluding the impact of the short-term loan and the acquired factored receivables from CBI and loans from United, loans increased by $110.2 million during 2014. Cash and cash equivalents decreased by $701 thousand during 2014. However, United had cash and cash equivalents of $37.1 million at acquisition and securities totaling $25.4 million that were liquidated immediately after acquisition. Our cash and cash equivalents would have decreased by $78.5 million without the cash acquired from United and cash from liquidating United’s securities portfolio. The decrease in cash and cash equivalents was a result of investing excess liquidity in loan growth and cash used to fund the CBI acquisition and the associated acquired factored receivables.

Deposits at December 31, 2014 totaled $971.1 million, an increase of $293.0 million as compared to December 31, 2013. Total deposits at December 31, 2013 included the short-term certificate of deposit of $35.0 million securing the loan referenced above. Excluding this short-term deposit and the deposits assumed in the United acquisition, deposits increased $127.5 million during 2014. Our deposits increased during 2014 due to the successful business development efforts of our employees as we continue to move banking relationships from other financial institutions. Additionally, the Banks have also benefited from excess liquidity in the financial markets, as investors are unwilling to make long-term investments due to the low interest rate environment and elect to maintain cash in interest-bearing transaction and money market accounts. In addition to the retail deposit growth, we issued $48.9 million of brokered certificates of deposits during the year ended December 31, 2014 in connection with the CBI acquisition.

Our total assets increased $98.4 million, or 14.2%, from December 31, 2012 to December 31, 2013. The primary reason for this increase was an increase in loans of $140.6 million. The increase in loans was partially offset by a reduction in interest–bearing cash deposits of $47.5 million. During 2013, we increased loans through organic growth and used our idle cash to fund this growth in addition to increasing our deposits. Total deposits at December 31, 2013 totaled $678.0 million, an increase of $97.8 million as compared to December 31, 2012. Our deposits increased during 2013 due to the successful business development efforts of our employees as we moved banking relationships from other financial institutions. NBC, like most banks, has benefitted from excess liquidity in the financial markets, as investors are unwilling to make long-term investments due to the low interest rate environment and elect to maintain cash in interest-bearing transaction and money market accounts.

Loans

Loans are our largest category of earning assets and typically provide higher yields than other types of earning assets. Associated with the higher loan yields are the inherent credit and liquidity risks that we attempt to control and counterbalance. Total loans averaged $629.0 million during the year ended December 31, 2014, or 82.8% of average earning assets, as compared to $485.8 million, or 76.3% of average earning assets, for the year ended December 31, 2013. At December 31, 2014, total loans, net of unearned income, were $888.7 million, compared to $582.0 million at December 31, 2013, an increase of $306.7 million, or 52.7%. Excluding the impact of a short-term loan totaling $35.0 million that was only reflected on our balance sheet at December 31, 2013, and the factored receivables purchased from CBI totaling $81.6 million, and loans acquired from United totaling $149.9 million, loans increased $110.2 million, or 20.2%, during 2014.

Total loans averaged $485.8 million during the year ended December 31, 2013, or 76.3% of earnings assets, as compared to $356.1 million, or 67.5% of average earning assets, for the year ended December 31, 2012. At December 31, 2013, total loans, net of unearned income, were $582.0 million, compared to $441.5 million at December 31, 2012, representing an increase of $140.6 million, or 31.8%.

The organic, or non-acquired, growth in our loan portfolio is attributable to our ability to attract new customers from other financial institutions and overall growth in our markets. Since October 2010, we have opened branch locations in three new markets and a loan production office in another market, which was converted to a full-service branch in November 2014. Much of our loan growth has come from moving previous customers of our management team from other financial institutions to NBC. We have also been successful in building banking relationships with new customers. We have hired several new bankers in the markets that we serve, and these employees have been successful in transitioning their former clients and attracting new clients to NBC. Our bankers are expected to be involved in their communities and to maintain business development efforts to develop relationships with clients, and our philosophy is to be responsive to customer needs by providing decisions in a timely manner. In addition to our business development efforts, many of the markets that we serve have shown signs of economic recovery over the last few years.

The table below provides a summary of the loan portfolio composition as of the periods indicated.

COMPOSITION OF LOAN PORTFOLIO

	As of December 31,
(Dollars in thousands, except percentages)	2014		2013		2012
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
Construction, land development, and other land loans	$83,663	9.41%	$58,372	10.02%	$36,267	8.21%
Secured by farmland	1,842	0.21	347	0.06	143	0.03
Secured by 1-4 family residential properties	221,222	24.88	162,091	27.82	128,103	28.98
Secured by multifamily (5 or more) residential properties	23,420	2.63	22,316	3.83	17,637	3.99
Secured by nonfarm nonresidential properties	330,784	37.20	218,299	37.47	157,234	35.58

Loans secured by real estate	660,931	74.33	461,425	79.20	339,384	76.79
Commercial and industrial loans	113,788	12.80	102,280	17.56	90,924	20.57
Factored commercial receivables	82,600	9.29	—	—	—	—
Consumer loans	13,962	1.57	6,113	1.06	5,002	1.13
Lease financing receivables	—	—	6	0.00	413	0.09
Other loans	17,869	2.01	12,725	2.18	6,251	1.41

Total gross loans	889,150	100.00%	582,549	100.00%	441,974	100.00%
Unearned income	(429)		(547)		(522)

Total loans, net of unearned income	888,721		582,002		441,452
Allowance for loan losses	(9,802)		(9,119)		(10,020)

Total net loans	$878,919		$572,883		$431,432

In the context of this discussion, a “real estate mortgage loan” is defined as any loan, other than a loan for construction purposes, secured by real estate, regardless of the purpose of the loan. It is common practice for financial institutions in our market areas, and for us in particular, to obtain a security interest or lien in real estate whenever possible, in addition to any other available collateral. This collateral is taken to reinforce the likelihood of the ultimate repayment of the loan. This practice tends to increase the magnitude of the real estate loan portfolio. In many cases, we prefer real estate collateral to many other potential collateral sources, such as accounts receivable, inventory, and equipment.

The principal component of our loan portfolio is real estate mortgage loans. At December 31, 2014, this category totaled $660.9 million and represented 74.3% of the total loan portfolio, compared to $461.4 million, or 79.2% of the total loan portfolio, and $339.4 million, or 76.8% of the total loan portfolio, at year-end 2013 and 2012, respectively. Each category of real estate mortgage loans increased during 2014, as described in more detail below.

Loans secured by nonfarm nonresidential properties (“commercial mortgage loans”) increased $112.5 million, or 51.5%, to $330.8 million at December 31, 2014, compared to $218.3 million at December 31, 2013. Excluding the acquired United loans, commercial mortgage loans increased $33.5 million, or 15.3%, during 2014. At December 31, 2012, commercial mortgage loans totaled $157.2 million. Commercial mortgage loans are the single largest category of loans, and, at December 31, 2014, accounted for 37.2% of the portfolio. Our management team has a great deal of experience and expertise in commercial mortgages, and this loan type has traditionally comprised a large portion of our loan portfolio. Of the $330.8 million in total commercial mortgage loans at December 31, 2014, approximately $132.1 million were loans secured by owner-occupied properties.

Residential mortgage loans increased $59.1 million, or 36.5%, to $221.2 million at December 31, 2014, compared to $162.1 million at December 31, 2013. Excluding the acquired United loans, residential mortgage loans increased $25.0 million, or 15.4%, during 2014. At December 31, 2014 and December 31, 2013, residential mortgages accounted for 24.9% and 27.8%, respectively, of the entire loan portfolio. At December 31, 2012, residential mortgage loans totaled $128.1 million and accounted for 29.0% of the entire loan portfolio.

Real estate construction loans totaled $83.7 million at December 31, 2014, an increase $25.3 million, or 43.3%, over $58.4 million at December 31, 2013. Excluding the acquired United loans, real estate construction loans increased $16.3 million, or 27.9%. At December 31, 2014 and December 31, 2013, this loan type accounted for 9.4% and 10.0%, respectively, of our total loan portfolio. At December 31, 2012, real estate construction loans totaled $36.3 million and accounted for 8.2% of the entire loan portfolio.

Commercial and industrial loans totaled $113.8 million at December 31, 2014, compared to $102.3 million at December 31, 2013. As noted above, the balance as of December 31, 2013 includes a $35.0 million CD-secured short-term loan that was repaid shortly after year-end. Excluding the short-term loan and the acquired United loans, commercial and industrial loans increased $23.0 million, or 34.2% during 2014. During 2013, commercial and industrial loans increased $11.4 million, or 12.5%. We have hired several experienced commercial lenders, and the increases described above are a result of the successful efforts of these employees. We expect this trend with respect to commercial and industrial loans to continue as economic conditions improve.

The repayment of loans is a source of additional liquidity for us. The following table sets forth our loans maturing within specific intervals at December 31, 2014.

LOAN MATURITY AND SENSITIVITY TO CHANGES IN INTEREST RATES

	As of December 31, 2014
(Dollars in thousands)	One year or less	Over one year through five years	Over five years	Total
Construction, land development, and other land loans	$51,729	$28,885	$3,049	$83,663
Secured by farmland	1,257	585		1,842
Secured by 1-4 family residential properties	33,423	89,284	98,515	221,222
Secured by multifamily (5 or more) residential properties	2,974	17,587	2,859	23,420
Secured by nonfarm nonresidential properties	71,624	207,604	51,556	330,784

Loans secured by real estate	161,007	343,945	155,979	660,931
Commercial and industrial loans	64,434	45,193	4,161	113,788
Factored commercial receivables	82,600			82,600
Consumer loans	5,042	5,308	3,612	13,962
Other loans	2,933	6,492	8,444	17,869

Total gross loans	$316,016	$400,938	$172,196	$889,150

	Predetermined rates	Floating rates	Total
Maturing after one year but within five years	$244,029	$156,909	$400,938
Maturing after five years	136,147	36,049	172,196

	$380,176	$192,958	$573,134

The information presented in the table above is based upon the contractual maturities of the individual loans, which may be subject to renewal at their contractual maturity. Renewal of such loans is subject to review and credit approval, as well as modification of terms at their maturity. Consequently, we believe that this treatment presents fairly the maturity structure of the loan portfolio.

Investment Securities

We use our securities portfolio primarily to enhance our overall yield on interest-earning assets and as a source of liquidity, as a tool to manage our balance sheet sensitivity and regulatory capital ratios, and as a base upon which to pledge assets for public deposits. When our liquidity position exceeds current needs and our expected loan demand, other investments are considered as a secondary earnings alternative. As investments mature, they are used to meet current cash needs, or they are reinvested to maintain our desired liquidity position. We have designated all of our securities as available-for-sale to provide flexibility, in case an immediate need for liquidity arises, and we believe that the composition of the portfolio offers needed flexibility in managing our liquidity position and interest rate sensitivity without adversely impacting our regulatory capital levels. Securities available-for-sale are reported at fair value with unrealized gains or losses reported as a separate component of other comprehensive income, net of related deferred taxes. Purchase premiums and discounts are recognized in income using the interest method over the terms of the securities.

The following table summarizes the amortized cost and fair value of securities available-for-sale at December 31, 2014, 2013, and 2012.

INVESTMENT SECURITIES

	As of December 31,
(Dollars in thousands)	2014		2013		2012
	Cost	Market	Cost	Market	Cost	Market
U.S. Treasury securities	$1,501	$1,501	$—	$—	$—	$—
Securities issued by states and political subdivisions	4,408	4,681	4,409	4,270	$5,432	$5,583
Mortgage-backed securities (MBS)
Residential mortgage pass-through securities	27,723	28,750	33,123	33,742	32,983	35,141
Other residential mortgage-backed securities	—	—	—	—	—	—
Commercial mortgage-backed securities	—	—	—	—	—	—

Total mortgage-backed securities	27,723	28,750	33,123	33,742	32,983	35,141
Investment in mutual funds and other equity securities	—	—	10,000	9,967	—	—

Total investment securities	$33,632	$34,932	$47,532	$47,979	$38,415	$40,724

The following table shows the scheduled maturity and average yields of our securities at December 31, 2014.

INVESTMENT SECURITIES MATURITY DISTRIBUTION AND YIELDS

	As of December 31, 2014
(Dollars in thousands, except yields)	Within one year		After one but within five years		After five but within ten years		After ten years		Other securities
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
U.S. Treasury securities	$1,501	0.02%	$—	—%	$—	—%	$—	—%	$—	—%
Securities issued by states and political subdivisions	—	—	—	—	1,101	5.89	3,580	5.89	—	—
Mortgage-backed securities (MBS)	—	—	—	—	—	—	—	—	—	—
Residential mortgage pass-through securities	—	—	—	—	—	—	—	—	28,750	3.05
Other residential mortgage-backed securities	—	—	—	—	—	—	—	—	—	—
Commercial mortgage-backed securites	—	—	—	—	—	—	—	—	—	—

Total mortgage-backed securities	—	—	—	—	—	—	—	—	28,750	3.05
Total investment securities	$1,501	0.02%	$—	—%	$1,101	5.89%	$3,580	5.89%	$28,750	3.05%

We invest primarily in mortgage-backed securities, municipal securities, and obligations of government-sponsored entities and agencies of the United States, though we may in some situations also invest in direct obligations of the United States or obligations guaranteed as to the principal and interest by the United States. All of our mortgage-backed securities are residential securities issued by the Federal National Mortgage Association, or FNMA, and the Federal Home Loan Mortgage Corporation, or FHLMC. During all periods presented, we have used most of our excess liquidity to invest in loans, as our loan demand has remained strong, rather than investing in investment securities. During 2013, we invested $10.0 million in a mutual fund that invests primarily in very short duration securities guaranteed by the United States government. We sold this investment during July 2014 to provide liquidity for the CBI acquisition. While investing excess cash in securities would increase our interest income, we have chosen not to expand our securities portfolio as we have grown due to our success growing our loan portfolio and due to the current historically low interest rate environment.

Allowance for Loan Losses, Provision and Asset Quality

Allowance for loan losses and provision

The following table presents a summary of changes in the allowance for loan losses for the periods and dates indicated.

ALLOWANCE FOR LOAN LOSSES

	For the Twelve Months Ended December 31,
(Dollars in thousands, except percentages)	2014	2013	2012
Total loans outstanding, net of unearned income	$888,721	$582,002	$441,452

Average loans outstanding, net of unearned income	$629,040	$485,769	$356,081

Allowance for loan losses at beginning of period	$9,119	$10,020	$10,343
Charge-offs:
Loans secured by real estate	429	1,558	1,702
Commercial and industrial loans	—	32	41
Factored receivables	656	—	—
Consumer loans	—	—	6
All other loans	3	—	365

Total charge-offs	1,088	1,590	2,114
Recoveries:
Loans secured by real estate	72	354	1,412
Commercial and industrial loans	15	320	211
Factored receivables	633	—	—
Consumer loans	21	15	43
All other loans	52	—	—

Total recoveries	793	689	1,666

Net charge-offs	295	901	448
Provision for loan losses	978	—	125

Allowance for loan losses at period end	$9,802	$9,119	$10,020

Allowance for loan losses to period end loans	1.10%	1.57%	2.27%
Net charge-offs to average loans	0.05%	0.19%	0.13%

The table above does not include the allowance for loan losses of United. In accordance with ASC Topic 805, Business Combinations, United’s allowance for loan losses was not brought forward at acquisition; rather, the acquired loans were recorded at fair value and any discount to fair value was recorded against the loans rather than as an allowance for loan losses. The portion of the discount deemed related to credit quality was recorded as a non-accretable difference and the remaining discount recorded as an accretable discount and accreted into interest income over the estimated average life of the loans using the level yield method. At December 31, 2014, United’s acquired loan portfolio totaled $153.1 million and had a related non-accretable difference of $2.9 million and accretable discount of $1.5 million.

Overall, asset quality indicators have continued to improve, and, as a result, provision expense has been minimal for the traditional bank loan portfolio (excluding factored receivables). During the fourth quarter of 2014, we identified a factoring relationship that posed significant credit risk and required additional provision expense. During the year ended December 31, 2014, we recorded provision expense of $978 thousand related to this exposure and other risks in the factored receivables portfolio. During the year ended December 31, 2013, we did not record any provision expense. During the year ended December 31, 2012, we recorded provision expense of $125 thousand.

Allocation of Our Allowance for Loan Losses

While no portion of our allowance for loan losses is in any way restricted to any individual loan or group of loans and the entire allowance is available to absorb losses from any and all loans, the following table represents management’s allocation of our allowance for loan losses to specific loan categories for the periods indicated.

ALLOCATION OF ALLOWANCE FOR LOAN LOSSES

	As of December 31,
(Dollars in thousands, except percentages)	2014		2013		2012
	Amount	Percent of Loans in each Category to Total Loans	Amount	Percent of Loans in each Category to Total Loans	Amount	Percent of Loans in each Category to Total Loans
Commercial , financial, and agricultural	$1,523	14.81%	$1,398	19.74%	$1,158	21.99%
Factored receivables	955	9.29	—	—
Real estate – mortgage	5,047	64.92	4,449	69.19	5,093	68.58
Real estate – construction	647	9.41	964	10.02	497	8.21
Consumer	562	1.57	243	1.05	170	1.13
Leases	—	—	—	—	3	0.09
Unallocated	1,068	—	2,065	—	3,099	—

	$9,802	100.00%	$9,119	100.00%	$10,020	100.00%

Nonperforming Assets

The following table presents our nonperforming assets for the dates indicated.

NONPERFORMING ASSETS

	As of December 31,
(Dollars in thousands, except percentages)	2014	2013	2012
Nonaccrual Loans	$4,865	$3,371	$244
Loans past due 90 days or more and still accruing	297	—	—

Total nonperforming loans	5,162	3,371	244
Other real estate and repossesed assets	1,380	845	95

Total nonperforming assets	$6,542	$4,216	$339

Allowance for loan losses to period end loans	1.10%	1.57%	2.27%
Allowance for loan losses to period end non-performing loans	430.67	270.51	4,106.56
Net charge-offs to average loans	0.05	0.19	0.13
Nonperforming assets to period end loans and foreclosed property and repossessed assets	0.65	0.71	0.07
Nonperforming loans to period end loans	0.58	0.58	0.06

Total nonperforming assets increased $2.3 million to $6.5 million at December 31, 2014, from $4.2 million at December 31, 2013. Included in nonperforming assets at December 31, 2014 are nonaccrual loans acquired from United totaling $2.6 million and other real estate and repossessed assets acquired from United of $558 thousand. Excluding the acquired nonperforming assets, nonperforming assets decreased $1.1 million and totaled $3.1 million at December 31, 2014. Improving asset quality has been and will continue to be a primary focus of management.

Deposits

The following table details the composition of our deposit portfolio as of the dates indicated.

COMPOSITION OF DEPOSITS

	As of December 31,
	2014		2013		2012
(Dollars in thousands, except percentages)	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
Noninterest-bearing demand	$217,643	22.41%	$128,837	19.00%	$67,040	11.55%
Interest-bearing demand	154,816	15.94	107,060	15.79	96,514	16.63
Savings and money market	392,394	40.41	304,071	44.85	277,342	47.79
Time less than $100k	74,367	7.66	15,979	2.35	20,766	3.58
Time equal to or greater than $100k and less than $250k	46,538	4.79	35,593	5.25	41,826	7.21
Time equal to or greater than $250k	85,302	8.78	86,491	12.76	76,806	13.24

Total deposits	$971,060	100.00%	$678,031	100.00%	$580,294	100.00%

Total deposits were $971.1 million at December 31, 2014, an increase of $293.0 million from December 31, 2013. As noted above, total deposits at December 31, 2013 included a short-term certificate of deposit totaling $35.0 million securing a short-term loan in the same amount. Excluding this short-term deposit and the deposits of ULB that we assumed upon consummation of the United merger, deposits increased $127.5 million, or 19.8% during 2014. During 2014, we issued brokered certificates of deposits of $48.9 million to fund a portion of the assets acquired in the CBI acquisition. During the year ended December 31, 2013, deposits increased $97.7 million, or 16.8%, over 2012 year-end amounts.

The following table details the maturities of time deposits greater than $100,000 and other time deposits. Other time deposits includes brokered certificates of deposit and internet certificates of deposit. Large certificate of deposit customers and brokered and internet certificate of deposit customers tend to be more sensitive to interest rate levels.

MATURITIES OF CERTIFICATES OF DEPOSIT OF $100,000 OR MORE

AND OTHER TIME DEPOSITS

	As of December 31, 2014
(Dollars in thousands)	Three months or less	Over three through twelve months	Over one year through three years	Greater than three years	Total
Certificates of deposit of $100,000 or more	$17,394	$58,299	$37,137	$5,035	$117,865
Other time deposits	7,920	5,249	49,247	494	62,910

Total	$25,314	$63,548	$86,384	$5,529	$180,775

Deposit growth has been a point of emphasis of ours, and, additionally, we have benefited to a large extent from uncertainty in the financial markets, which has increased the liquidity of many banks as consumers and businesses look for safe places for liquidity, thereby increasing bank deposits. All deposit categories increased during 2014.

Other Funding Sources

We supplement our deposit funding with wholesale funding when needed for balance sheet planning or when the terms are attractive and will not disrupt our offering rates in our markets. A source that we have used for wholesale funding is the Federal Home Loan Bank of Atlanta (“FHLB”). We had FHLB borrowings of $22.0 million at December 31, 2014 and 2013 and $24.5 million at December 31, 2012. We have not initiated any additional borrowings from the FHLB since 2012. We have access to brokered deposits and issued $48.9 million of brokered certificates of deposit during 2014 to fund a portion of the assets acquired in the CBI acquisition. Another funding source that we have used to supplement our local funding is internet certificates of deposit. We have used this source to book certificates of deposit three to five years in maturity at rates that are lower than we would offer in our local market, typically below the rates indicated on the LIBOR swap curve for similar maturities. We had internet certificates of deposit balances of $14.0 million, $13.0 million, and $12.6 million at December 31, 2014, 2013, and 2012, respectively.

Liquidity

Market and public confidence in our financial strength and financial institutions in general will largely determine our access to appropriate levels of liquidity. This confidence is significantly dependent on our ability to maintain sound asset quality and appropriate levels of capital reserves.

Cash and cash equivalents at December 31, 2014, 2013, and 2012 were $123.4 million, $124.1 million, and $171.3 million, respectively. Based on the recorded cash and cash equivalents, our liquidity resources were sufficient at December 31, 2014 to fund loans and meet other cash needs as necessary.

Contractual Obligations

While our liquidity monitoring and management considers both present and future demands for and sources of liquidity, the following table of contractual commitments focuses only on future obligations.

CONTRACTUAL OBLIGATIONS

As of December 31, 2014

(Dollars in thousands)	Due in 1 year or less	Due after 1 through 3 years	Due after 3 through 5 years	Due after 5 years	Total
Federal Home Loan Bank advances	$—	$22,000	$—	$—	$22,000
Certificates of deposit of less than $100k	28,657	35,076	10,661	—	74,394
Certificates of deposit of $100k or more	78,862	40,358	12,620	—	131,840
Operating leases	739	699	192	—	1,630

Total contractual obligations	$108,258	$98,133	$23,473	$—	$229,864

Off-Balance Sheet Arrangements

We are party to credit-related financial instruments with off-balance sheet risks in the normal course of business to meet the financing needs of our customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of amounts recorded on our balance sheet. Our exposure to credit loss is represented by the contractual amounts of these commitments. We follow the same credit policies in making commitments as we do for on-balance sheet instruments.

Our off-balance sheet arrangements are summarized in the following table for the periods indicated.

CREDIT EXTENSION COMMITMENTS

	As of December 31,
	2014	2013	2012
	Amount	Amount	Amount
Unfunded lines	$182,820	$141,887	96,244
Letters of credit	8,085	4,066	2,591

Total credit extension commitments	$190,905	145,953	98,835

Interest Sensitivity and Market Risk

Interest Sensitivity

We monitor and manage the pricing and maturity of our assets and liabilities in order to diminish the potential adverse impact that changes in interest rates could have on net interest income. The principal monitoring technique employed by us is simulation analysis, which technique is augmented by “gap” analysis. The following table illustrates our interest rate sensitivity at December 31, 2014, assuming that the relevant assets and liabilities are collected and paid, respectively, based upon historical experience rather than their stated maturities.

INTEREST SENSITIVITY ANALYSIS

As of December 31, 2014

(Dollars in thousands)	0-1 Mos	1-3 Mos	3-12 Mos	1-3 Yrs	3-5 Yrs	> 5 Yrs	Total
Interest-earning assets
Loans(1)	$434,760	22,277	83,840	168,281	140,994	47,898	898,050
Securities	1,864	657	2,836	7,233	760	21,582	34,932
Cash balances in other banks	109,199	—	—	—	—	—	109,199
Funds sold	—	—	—	—	—	—	—

Total interest earning assets	545,823	22,934	86,676	175,514	141,754	69,480	1,042,181
Interest-bearing liabilities
Interest-bearing transactions accounts	63,800	3,762	16,932	31,439	17,727	21,156	154,816
Savings & money market deposits	233,991	5,360	24,117	58,128	1,375	69,423	392,394
Time deposits	7,224	24,616	75,652	78,887	—	19,828	206,207
Federal Home Loan Bank & other borrowed money	—	—	—	15,000	—	7,000	22,000

Total interest-bearing liabilities	$305,015	33,738	116,701	183,454	19,102	117,407	775,417
Interest sensitivity gap
Period gap	$240,808	(10,804)	(30,025)	(7,940)	122,652	(47,927)	266,764
Cumulative gap	240,808	230,004	199,979	192,039	314,691	266,764
Cumulative gap – Rate Sensitive Assets/Rate Sensitive Liabilities	23.11%	22.07	19.19	18.43	30.20	25.60

(1)	Includes mortgage loans held for sale

We generally benefit from increasing market rates of interest when we have an asset-sensitive gap (a positive number) and generally benefit from decreasing market interest rates when we are liability-sensitive (a negative number). As shown in the table above, we are asset-sensitive on a cumulative basis throughout all time frames presented. The interest sensitivity analysis presents only a static view of the timing and repricing opportunities, without taking into consideration that changes in interest rates do not affect all assets and liabilities equally. For example, rates paid on a substantial portion of core deposits may change contractually within a relatively short time frame, but those are viewed by management as significantly less interest-sensitive than market-based rates such as those paid on non-core deposits. For this and other reasons, management relies more upon the simulation analysis (as noted above) in managing interest rate risk. Net interest income may be impacted by other significant factors in a given interest rate environment, including changes in the volume and mix of earning assets and interest-bearing liabilities.

Market Risk

The following table illustrates the results of our simulation analysis to determine the extent to which market risk would affect net interest margin for the next 12 months if prevailing interest rates increased or decreased by the specified amounts from current rates. As noted above, this model uses estimates and assumptions in asset and liability account rate reactions to changes in prevailing interest rates. However, to isolate the market risk inherent in the balance sheet, the model assumes that no growth in the balance sheet occurs during the projection period. This model also assumes an immediate and parallel shift in interest rates, which would result in no change in the shape or slope of the interest rate yield curve. Because of the inherent use of these estimates and assumptions in the simulation model to derive this market risk information, the actual results of the future impact of market risk on our net interest margin may (and most likely will) differ from that found in the table.

MARKET RISK

	Impact on Net Interest Income
	As of December 31,
Change in prevailing interest rates	2014	2013	2012
+400 basis points	20.42%	23.31%	27.38%
+300 basis points	15.10	17.13	19.79
+200 basis points	9.54	10.61	12.28
+100 basis points	4.21	4.55	5.33
0 basis points	—	—	—
-100 basis points	(1.23)	(1.82)	(0.10)
-200 basis points	(4.58)	(7.33)	(3.29)
-300 basis points	(6.83)	(11.00)	(6.31)
-400 basis points	(7.61)	(12.38)	(7.12)

Capital Resources

Total shareholders’ equity attributable to us at December 31, 2014 was $128.9 million, or 11.3% of total assets. At December 31, 2013, total shareholders’ equity attributable to us was $88.9 million, or 11.2% of total assets, compared to $85.9 million at December 31, 2012. The increase in shareholders’ equity for 2014 was attributable to the United acquisition, net income, and the sale of common stock. In connection with our expansion into the Vero Beach, Florida market area, we sold 163,485 shares of common stock at $18.35 per share in a private placement to accredited investors in the Vero Beach area in August 2014 and raised approximately $3.0 million.

Under the terms of the regulatory guidelines, banks must meet minimum capital adequacy based upon both total assets and risk-adjusted assets. All banks are required to maintain a minimum ratio of total capital to risk-weighted assets of 8%, a minimum ratio of Tier 1 capital to risk-weighted assets of 4%, and a minimum ratio of Tier 1 capital to average assets of 4% (leverage ratio). Adherence to these guidelines has not had an adverse impact on us.

The following table contains selected consolidated capital ratios at December 31, 2014, 2013, and 2012 for the Company and the Banks. ULB’s ratios are not presented as of December 31, 2013 and 2012, as it was not acquired until December 15, 2014.

CAPITAL ADEQUACY ANALYSIS

	Actual		For Capital Adequacy Purposes		To Be Well-Capitalized Under Prompt Corrective Action Provisions
(Dollars in thousands, except percentages)	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2014
Total Capital
(to Risk Weighted Assets)
NCC	$106,289	11.75%	$72,367	8.00%	N/A	N/A
NBC	$84,148	11.42%	$58,948	8.00%	$73,685	10.00%
ULB	$18,731	11.31%	$13,249	8.00%	$16,561	10.00%
Tier 1 Capital
(to Risk Weighted Assets)
NCC	$96,487	10.66%	$36,205	4.00%	N/A	N/A
NBC	$74,927	10.16%	$29,499	4.00%	$44,248	6.00%
ULB	$18,731	11.31%	$6,625	4.00%	$9,937	6.00%
Tier 1 Capital
(to Average Assets)
NCC	$96,487	10.68%	$36,137	4.00%	N/A	N/A
NBC	$74,927	8.57%	$34,972	4.00%	$43,715	5.00%
ULB	$18,731	8.60%	$8,712	4.00%	$10,890	5.00%

As of December 31, 2013
Total Capital
(to Risk Weighted Assets)
NCC	$92,718	15.83%	$46,847	8.00%	N/A	N/A
NBC	$91,918	15.71%	$46,803	8.00%	$58,504	10.00%
Tier 1 Capital
(to Risk Weighted Assets)
NCC	$85,376	14.58%	$23,423	4.00%	N/A	N/A
NBC	$84,583	14.46%	$23,402	4.00%	$35,103	6.00%
Tier 1 Capital
(to Average Assets)
NCC	$85,376	12.18%	$28,043	4.00%	N/A	N/A
NBC	$84,583	12.07%	$28,042	4.00%	$35,053	5.00%

As of December 31, 2012
Total Capital
(to Risk Weighted Assets)
NCC	$83,830	18.86%	$35,559	8.00%	N/A	N/A
NBC	$82,881	18.65%	$35,552	8.00%	$44,440	10.00%
Tier 1 Capital
(to Risk Weighted Assets)
NCC	$78,219	17.60%	$17,780	4.00%		N/A
NBC	$77,270	17.38%	$17,784	4.00%	$26,675	6.00%
Tier 1 Capital
(to Average Assets)
NCC	$78,219	12.42%	$25,187	4.00%	N/A	N/A
NBC	$77,270	12.27%	$25,190	4.00%	$31,487	5.00%

The Company’s capital ratios and those of the Banks at December 31, 2014 have declined from year-end 2013 and 2012 due to growth in loans and assets and due to the $16.2 million in cash consideration paid in the CBI acquisition. Despite the reduction, the ratios remain above the levels for the Company and the Banks to be deemed well-capitalized.

Banking regulations limit the amount of dividends that a bank may pay without approval of the regulatory authorities. These restrictions are based on the bank’s level of regulatory classified assets, prior years’ net earnings and ratio of equity capital to assets. Because NBC and ULB currently have negative retained earnings, they are prohibited from paying a dividend without prior regulatory approval. As of December 31, 2014, NBC had negative retained earnings of $2.2 million. Management anticipates that, at the current earnings rate, the negative retained earnings will be eliminated by June 2015. The merger of ULB into NBC will have no impact on the negative retained earnings of NBC. This merger will be treated as a pooling-of-interests.

INFORMATION ABOUT REUNION

General

Reunion is a full-service commercial bank, providing a wide range of business and consumer financial services in its target markets. It is a Florida-chartered state nonmember bank, which commenced operations in 2008. Reunion is subject to the supervision and regulation of the Florida Office of Financial Regulation and the FDIC. Reunion’s main office is located in Tavares, Florida (Lake County) and it also operates banking offices in Port Orange (Volusia County), Ormond Beach (Volusia County), St. Augustine (St. Johns County), Florida, and loan production offices in Osceola County and Orange County, Florida.

At June 30, 2015, Reunion had total assets of approximately $286.6 million, total deposits of approximately $259.7 million, total net loans of approximately $ 219.0 million, and shareholders’ equity of approximately $26.4 million.

Business

Historically, Reunion’s market areas have been served both by large banks headquartered out of state and a number of community banks offering a higher level of personal attention, recognition and service. The large banks have generally applied a transactional business approach, based on volume considerations, to the market while community banks have traditionally offered a more service-oriented relationship approach.

Reunion provides a range of consumer and commercial banking services to individuals, businesses and industries. The basic services offered by Reunion include: demand interest bearing and noninterest bearing accounts, money market deposit accounts, NOW accounts, time deposits, safe deposit services, credit cards, debit cards, direct deposits, notary services, money orders, night depository, travelers’ checks, cashier’s checks, domestic collections, savings bonds, bank drafts, automated teller services, drive-in tellers, banking by mail and a full range of consumer loans, both collateralized and uncollateralized. In addition, Reunion makes secured and unsecured commercial and real estate loans and issues stand-by letters of credit. Reunion provides automated teller machine (ATM) cards and is a member of the Star and Presto! ATM networks, thereby permitting customers to utilize the convenience of Reunion’s ATM network and Star member machines both nationwide and internationally.

Reunion’s target market is consumers, professionals, small businesses, developers and commercial real estate investors. The small business customer (typically a commercial entity with sales of $10 million or less) has the opportunity to generate significant revenue for Reunion yet is generally underserved by large bank competitors. These customers generally can provide Reunion more profitability opportunities than the average retail customer.

The revenues of Reunion are primarily derived from interest on, and fees received in connection with, real estate and other loans, from interest and dividends from investment securities, service charge income generated from demand accounts, gain on sale of investments and ATM fees. The principal sources of funds for Reunion’s lending activities are its deposits (primarily consumer deposits), loan repayments, and proceeds from investment securities. The principal expenses of Reunion are the interest paid on deposits, and operating and general administrative expenses.

As is the case with banking institutions generally, Reunion’s operations are materially and significantly influenced by general economic conditions and by related monetary and fiscal policies of financial institution regulatory agencies, including the Federal Reserve and the FDIC. Deposit flows and costs of funds are influenced by interest rates on competing investments and general market rates of interest. Lending activities are affected by the demand for financing of real estate and other types of loans, which in turn is affected by the interest rates at which such financing may be offered and other factors affecting local demand and availability of funds. Reunion faces strong competition in attracting deposits (the primary source of lendable funds) and in the origination of loans.

Banking Services

Commercial Banking. Reunion focuses its commercial loan originations on small and mid-sized businesses (generally up to $10 million in annual sales), and such loans are usually accompanied by significant related deposits. Commercial underwriting is driven by cash flow analysis supported by collateral analysis and review. Commercial loan products include commercial real estate construction and term loans; working capital loans and lines of credit; demand, term and time loans; and equipment, inventory and accounts receivable financing. Reunion offers a range of cash management services and deposit products to commercial customers. Online banking is currently available to commercial customers.

Retail Banking. Reunion’s retail banking activities emphasize consumer deposit and checking accounts. An extensive range of these services is offered by Reunion to meet the varied needs of its customers from young persons to senior citizens. In addition to traditional products and services, Reunion offers contemporary products and services, such as debit cards, mutual funds and annuities, internet banking, and electronic bill payment services. Consumer loan products offered by Reunion include home equity lines of credit, second mortgages, new and used auto loans, new and used boat loans, overdraft protection, and unsecured personal credit lines.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF REUNION

The following table sets forth certain information regarding the beneficial ownership of Reunion’s outstanding common stock as of September 11, 2015, by (i) each director of Reunion, (ii) each executive officer of Reunion and (iii) all executive officers and directors of Reunion as a group. Reunion is not aware of any person who beneficially owns 5% or more of its common stock. Except as otherwise indicated, the persons named in the table have sole voting and investment power with respect to all shares of common stock owned by them.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the “beneficial owner” of securities if such person has or shares the power to vote or direct the voting of securities, or to dispose or direct the disposition of securities or has the right to acquire such powers within 60 days. For purposes of calculating each person’s percentage ownership, Reunion common stock issuable pursuant to options exercisable within 60 days are included as outstanding and beneficially owned for that person or group, but are not deemed outstanding for the purposes of computing the percentage ownership of any other person. The percentages in the table have been rounded to the nearest hundredth. Except as disclosed in the footnotes to this table and subject to applicable community property laws, Reunion believes that each beneficial owner identified in the table possesses sole voting and investment power over all Reunion common stock shown as beneficially owned by the beneficial owner.

Name of Beneficial Owner	Position	Number of Reunion Shares Beneficially Owned	Percentage of Outstanding Shares of Reunion Common Stock
James J. Bange, Jr.(1)	Senior Executive Vice President, Senior Credit Officer and Director	40,260	1.7%
William G. Bexley(2)	Director	75,562	3.3%
Matthew Mark Bowling(3)	Executive Vice President and BSA/Compliance Officer	15,200	*
Kenneth R. Kresge(4)	Chairman of the Board of Directors	75,562	3.3%
David R. Lamm(5)	Director	66,073	2.9%
John M. Linn(6)	Director	68,813	3.0%
P. Charles Owen(7)	Director	53,913	2.3%
Stephen A. Sevigny, M.D.(8)	Director	61,920	2.7%
Michael L. Sleaford(9)	President, Chief Executive Officer and Director	82,760	3.6%
Christine Thomas(10)	Chief Financial Officer	6,400	*
All directors and executive officers as a group (10 persons)(11)		546,463	22.3%

*	Reflects ownership of less than 1%.
(1)	Includes 19,600 shares held by his IRA and 17,360 shares of Reunion common stock underlying options that are currently exercisable or exercisable within 60 days of September 11, 2015.
(2)	Consists of 55,000 shares held jointly with his spouse and 20,562 shares of Reunion common stock underlying options that are currently exercisable or exercisable within 60 days of September 11, 2015.
(3)	Consists of 5,000 shares held by his IRA and 10,200 shares of Reunion common stock underlying options that are currently exercisable or exercisable within 60 days of September 11, 2015.
(4)	Consists of 55,000 shares held by his Revocable Trust and 20,562 shares of Reunion common stock underlying options that are currently exercisable or exercisable within 60 days of September 11, 2015.
(5)	Consists of 48,000 shares held by his Revocable Trust and 18,073 shares of Reunion common stock underlying options that are currently exercisable or exercisable within 60 days of September 11, 2015.
(6)	Consists of 50,000 shares held by a limited liability company controlled by him and 18,813 shares of Reunion common stock underlying options that are currently exercisable or exercisable within 60 days of September 11, 2015.

(7)	Consists of 38,000 shares held jointly with his spouse and 15,913 shares of Reunion common stock underlying options that are currently exercisable or exercisable within 60 days of September 11, 2015.
(8)	Includes 44,400 shares held jointly with his spouse, 10,000 shares held by a limited liability company he controls and 2,520 shares of Reunion common stock underlying options that are currently exercisable or exercisable within 60 days of September 11, 2015.
(9)	Includes 39,000 shares held jointly with his spouse and 23,760 shares of Reunion common stock underlying options that are currently exercisable or exercisable within 60 days of September 11, 2015.
(10)	Consists of 1,000 shares held jointly with her spouse and 5,400 shares of Reunion common stock underlying options that are currently exercisable or exercisable within 60 days of September 11, 2015.
(11)	Includes 153,163 shares of Reunion common stock underlying options that are currently exercisable or exercisable within 60 days of September 11, 2015.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF REUNION

All dollar amounts in the tables in this section are in thousands of dollars, except per share data or when specifically identified.

Introduction

The following is a narrative discussion and analysis of significant changes in Reunion’s results of operations for the three and six months ended June 30, 2015 and 2014 and the years ended December 31, 2014 and 2013, and its financial condition at June 30, 2015 and December 31, 2014 and 2013. The purpose of this discussion is to focus on information about Reunion’s financial condition and results of operations that is not otherwise apparent from the financial statements of Reunion. This discussion and analysis should be read in conjunction with Reunion’s financial statements and related footnotes included elsewhere in this proxy statement-prospectus.

Critical Accounting Policies and Estimates

Reunion’s financial statements are prepared based on the application of certain accounting policies, the most significant of which are described in Reunion’s Notes to the Financial Statements. Certain of these policies require numerous estimates and strategic or economic assumptions that may prove inaccurate or subject to variation and may significantly affect Reunion’s reported results and financial position for the current period or future periods. The use of estimates, assumptions, and judgments are necessary when financial assets and liabilities are required to be recorded at, or adjusted to reflect, fair value. Assets carried at fair value inherently result in more financial statement volatility. Fair values and information used to record valuation adjustments for certain assets and liabilities are either based on quoted market prices or are provided by other independent third-party sources, when available. When such information is not available, management estimates valuation adjustments. Changes in underlying factors, assumptions or estimates in any of these areas could have a material impact on Reunion’s future financial condition and results of operations.

The following briefly describes the more complex policies involving a significant amount of judgments about valuation and the application of complex accounting standards and interpretations.

Allowance for Loan Losses

Reunion records estimated probable inherent credit losses in the loan portfolio as an allowance for loan losses. The methodologies and assumptions for determining the adequacy of the overall allowance for loan losses involve significant judgments to be made by management. Some of the more critical judgments supporting Reunion’s allowance for loan losses include judgments about: creditworthiness of borrowers, estimated value of underlying collateral, assumptions about cash flow, determination of loss factors for estimating credit losses, and the impact of current events, conditions, and other factors impacting the level of inherent losses. Under different conditions or using different assumptions, the actual or estimated credit losses ultimately realized by Reunion may be different than management’s estimates provided in Reunion’s financial statements, included elsewhere in this proxy statement-prospectus.

For a more complete discussion of the methodology employed to calculate the allowance for loan losses, see Note 1 to Reunion’s Financial Statements included in this proxy statement-prospectus.

Investment Securities Impairment

Periodically, Reunion assesses whether there have been any events or economic circumstances to indicate that a security on which there is an unrealized loss is impaired on an other-than-temporary basis. In any instance, Reunion would consider many factors, including the severity and duration of the impairment, Reunion’s intent and ability to hold the security for a period of time sufficient for a recovery in value, recent events specific to the issuer or industry, and for debt securities, external credit ratings and recent downgrades. Securities on which there is an unrealized loss that is deemed to be other-than-temporary are written down to fair value. The credit portion of the impairment, if any, is recognized as a realized loss in current earnings.

Income Taxes

Deferred income tax assets and liabilities are computed using the asset and liability method, which recognizes a liability or asset representing the tax effects, based on current tax law, of future deductible or taxable amounts attributable to events recognized in the financial statements. A valuation allowance may be established to the extent necessary to reduce the deferred tax asset to a level at which it is “more likely than not” that the tax assets or benefits will be realized. Realization of tax benefits depends on having sufficient taxable income, available tax loss carrybacks or credits, the reversing of taxable temporary differences and/or tax planning strategies within the reversal period and that current tax law allows for the realization of recorded tax benefits.

Comparison of Results of Operations for the three and six months ended June 30, 2015 and 2014 and the years ended December 31, 2014 and 2013

Net Income

During the three months ended June 30, 2015, Reunion’s net income was $468 thousand, compared to $362 thousand for the three months ended June 30, 2014. Reunion’s net income for the six months ended June 30, 2015 and 2014 was $950 thousand and $700 thousand, respectively. Net income for the year ended December 31, 2014 was $1.6 million, compared to $1.4 million for the year ended December 31, 2013. The primary reason for the increases in net income between the three and six month periods of 2015 versus 2014 is an increase in net interest income, resulting from higher levels of loan volume and other earning assets. During the three months ended June 30, 2015, Reunion’s total revenue totaled $2.5 million, compared to $2.3 million for the three months ended June 30, 2014. For the six months ended June 30, 2015, revenue totaled $5.0 million, versus $4.6 million for the six months ended June 30, 2014. The reason for the increase in revenue was primarily due to the additional interest income generated from loans. The primary reason for the increase in net income between 2014 and 2013 years was due to loan growth.

Net Interest Income and Net Interest Margin Analysis

Comparison of net interest income for the six months ended June 30, 2015 and 2014

The largest component of Reunion’s net income is its net interest income – the difference between the income earned on interest earning assets and the interest paid on deposits and borrowed funds used to support its assets. Net interest income divided by average earning assets represents Reunion’s net interest margin. The major factors which affect net interest income and net interest margin are changes in volumes, the yield on interest-earning assets and the cost of interest-bearing liabilities. Reunion’s margin can also be affected by economic conditions, the competitive environment, loan demand, and deposit flow. Management’s ability to respond to changes in these factors by using effective asset-liability management techniques is critical to maintaining the stability of the net interest margin and the primary source of earnings.

The following table shows, for the periods indicated, the average balances of each principal category of Reunion’s assets, liabilities, and stockholder’s equity and the average yields on assets and average costs of liabilities. Such yields and costs are calculated by dividing income or expense by the average daily balances of the associated assets or liabilities.

AVERAGE BALANCE SHEETS & NET INTEREST ANALYSIS

The Six Months Ended

(Dollars in thousands, except yields and rates)	June 30, 2015			June 30, 2014
Interest earning assets	Average Balance	Interest Income/ Expense	Average Yield/Rate	Average Balance	Interest Income/ Expense	Average Yield/Rate
Loans	$213,344	$5,211	4.93%	$182,390	$4,666	5.16%
Securities:
Taxable securities	26,946	217	1.62	27,222	278	2.06
Tax-exempt securities	10,790	243	4.54	17,040	435	5.15
Cash balances in other banks	10,206	12	0.24	5,236	7	0.27
Funds sold	49	—	0.00	168	—	0.00

Total interest earning assets	261,335	$5,683	4.39	232,056	$5,386	4.68

Non-interest earning assets	12,734			13,326

Total assets	$274,069			$245,382

Interest bearing liabilities
Interest bearing transactions accounts	$2,967	$2	0.14%	$2,197	$2	0.18%
Savings & money market deposits	95,580	213	0.45	91,642	267	0.59
Time deposits	93,011	631	1.37	86,116	639	1.50
Federal Home Loan Bank & other borrowed money	83	1	0.99	869	4	0.93

Total interest-bearing liabilities	191,641	$847	0.89	180,824	$912	1.02

Non-interest bearing deposits	54,886			40,495

Total funding sources	246,527			221,319
Non-interest bearing liabilities	1,202			948
Shareholders’ equity	26,340			23,115

	$274,069			$245,382

Net interest rate spread			3.50%			3.66%
Net interest income/margin (TE)		4,836	3.73%		4,474	3.89%
Tax equivalent adjustment		90			161

Net interest income/margin		$4,746	3.66%		$4,313	3.75%

Net interest income increased $433 thousand, or 10.0% to $4.7 million for the six months ended June 30, 2015, compared to $4.3 million for the same period in 2014. The increase was due to an increase in interest income of $368 thousand plus a $65 thousand decrease in interest expense. The resulting net interest margin for the six months ended June 30, 2015 declined to 3.66%, from 3.75% during the six months ended June 30, 2014. The decline in net interest margin was primarily due to the decline in security investment yields and lower yield on loans. Also, an increase in excess balance funds, a lower yielding earning asset, contributed to the decrease in the net interest margin.

Interest earning assets averaged $261.3 million for the six months ended June 30, 2015, compared to $232.0 million for the six months ended June 30, 2014, an increase of $29.3 million. The yield on average interest earning assets decreased 29 basis points to 4.39% for the six months ended June 30, 2015, compared to 4.68% for the six months ended June 30, 2014. The yield on earning assets decreased due to a decline on all earning asset yields during the six months ended June 30, 2015. During the six months ended June 30, 2015, the loan yield was 4.93%, versus 5.16% during the six months ended June 30, 2014. The current market rates for new loans were generally lower than the current portfolio average, contributing to an overall decline in loan portfolio yield, but despite this, the rates on new loans were well above yields on alternative investments. The yield on taxable securities during the six months ended June 30, 2015 was 1.62% versus 2.06% recorded during the six months ended June 30, 2014. The reason for this decrease was due to the portfolio mix of the taxable securities to offset risk weighted assets for total risk based capital ratios.

Interest bearing liabilities averaged $191.6 million for the six months ended June 30, 2015, compared to $180.8 million for the six months ended June 30, 2014, an increase of $10.8 million, or 6.0%. The average rate paid on interest bearing liabilities was 0.89% for the six months ended June 30, 2015, versus 1.02% for the six months ended June 30, 2014. Reunion has benefited from the historically low interest rates which have resulted in an overall decrease in Reunion’s funding costs.

The following table reflects, for the periods indicated, the changes in Reunion’s net interest income due to changes in the volume of earning assets and interest-bearing liabilities and the associated rates paid or earned on these assets and liabilities.

ANALYSIS OF CHANGES IN NET INTEREST INCOME

The Six Months Ended

(Dollars in thousands)	June 30, 2015 vs. 2014
	Variance due to
Interest earning assets	Volume	Yield/ Rate	Total
Loans	$756	$(211)	$545
Securities:
Taxable securities	(2)	(59)	(61)
Tax-exempt securities	(141)	(51)	(192)
Cash balances in other banks	6	(1)	5
Funds sold	—	—	—

Total interest earning assets	$619	$(322)	$297

Interest bearing liabilities
Interest bearing transactions accounts	$1	$(1)	$—
Savings & money market deposits	9	(63)	(54)
Time deposits	47	(55)	(8)
Federal Home Loan Bank & other borrowed money	(4)	1	(3)

Total interest-bearing liabilities	$53	$(118)	$(65)

Net interest income
Net interest income (TE)	566	(204)	362
Taxable equivalent adjustment	(71)	—	(71)

Net interest income	$638	$(204)	$433

Comparison of net interest income for the three months ended June 30, 2015 and 2014

The following table shows, for the three months ended June 30, 2015 and 2014, the average balances of each principal category of Reunion’s assets, liabilities, and stockholder’s equity and the average yields on assets and average costs of liabilities.

AVERAGE BALANCE SHEETS & NET INTEREST ANALYSIS

The Three Months Ended

(Dollars in thousands, except yields and rates)	June 30, 2015			June 30, 2014
Interest earning assets	Average Balance	Interest Income/ Expense	Average Yield/Rate	Average Balance	Interest Income/ Expense	Average Yield/Rate
Loans	$217,537	$2,667	4.92%	$191,260	$2,450	5.14%
Securities:
Taxable securities	26,480	93	1.41	26,390	134	2.04
Tax-exempt securities	9,213	103	4.49	17,535	216	4.94
Cash balances in other banks	12,814	8	0.25	4,245	3	0.28
Funds sold	45	—	0.00	8	—	0.00

Total interest earning assets	266,089	$2,871	4.33	239,438	$2,803	4.70

Non-interest earning assets	12,668			13,447

Total assets	$278,757			$252,885

Interest bearing liabilities
Interest bearing transactions accounts	$2,874	$1	0.14%	$2,351	$1	0.17%
Savings & money market deposits	95,832	108	0.45	88,689	128	0.58
Time deposits	97,143	328	1.35	92,522	338	1.47
Federal Home Loan Bank & other borrowed money	133	1	0.99	1,616	4	0.99

Total interest-bearing liabilities	195,982	$438	0.90	185,178	$471	1.02

Non-interest bearing deposits	55,104			43,067

Total funding sources	251,086			228,245
Non-interest bearing liabilities	1,212			929
Shareholders’ equity	26,459			23,711

	$278,757			$252,885

Net interest rate spread			3.43%			3.68%
Net interest income/margin (TE)		2,433	3.67%		2,332	3.91%
Tax equivalent adjustment		38			80

Net interest income/margin		$2,395	3.61%		$2,252	3.77%

Net interest income increased $143 thousand, or 6.4%, to $2.4 million for the three months ended June 30, 2015, compared to $2.3 million for the three months ended June 30, 2014. This increase was due to an increase in interest income of $110 thousand and a decrease in interest expense of $33 thousand. The resulting net interest margin for the three months ended June 30, 2015 decreased to 3.61% from 3.77%.

Interest earning assets averaged $266.1 million for the three months ended June 30 2015, compared to $239.4 million for the three months ended June 30, 2014, an increase of $26.7 million or 11.1%. The primary reason for the increase in interest income is an increase in average loans. During the three months ended June 30, 2015, average loans increased by $26.3 million, versus the three months ended June 30, 2014. Although the average yield on loans during the three months ended June 30, 2015 was 4.92%, versus 5.14% during the three months ended June 30, 2014, the substantial volume increase offset the yield reduction and led to an overall increase in interest income. The 22 basis point reduction in loan yield is due to the lower loan rates on new loans versus the average yield on the current loan portfolio.

Interest bearing liabilities averaged $196.0 million for the three months ended June 30, 2015, compared to $185.2 million for the three months ended June 30, 2014, an increase of $10.8 million, or 5.8%. The average rate paid on interest bearing liabilities was 0.90% for the three months ended June 30, 2015, versus 1.02% for the three months ended June 30, 2014. Reunion has benefited from the historically low interest rates, which have resulted in an overall decrease in Reunion’s funding costs.

The following table reflects, for the periods indicated, the changes in Reunion’s net interest income due to changes in the volume of earning assets and interest-bearing liabilities and the associated rates paid or earned on these assets and liabilities.

ANALYSIS OF CHANGES IN NET INTEREST INCOME

The Three Months Ended

(Dollars in thousands)	June 30, 2015 vs. 2014
	Variance due to
Interest earning assets	Volume	Yield/Rate	Total
Loans	$322	$(105)	$217
Securities:
Taxable securities	1	(42)	(41)
Tax-exempt securities	(93)	(20)	(113)
Cash balances in other banks	5	(0)	5
Funds sold	—	—	—

Total interest earning assets	$234	$(166)	$68

Interest bearing liabilities
Interest bearing transaction accounts	$0	$(0)	$—
Savings & money market deposits	8	(28)	(20)
Time deposits	16	(26)	(10)
Federal Home Loan Bank & other borrowed money	—	(3)	(3)

Total interest-bearing liabilities	$24	$(57)	$(33)

Net interest income
Net interest income (TE)	210	(109)	101
Taxable equivalent adjustment	(42)	—	(42)

Net interest income	$252	$(109)	$143

Comparison of net interest income for the years ended December 31, 2014 and 2013

The following table shows, for the years ended December 31, 2014 and 2013, the average balances of each principal category of Reunion’s assets, liabilities, and stockholders’ equity and the average yields on assets and average costs of liabilities.

AVERAGE BALANCE SHEETS & NET INTEREST ANALYSIS

The Twelve Months Ended

(Dollars in thousands, except yields and rates)	2014			2013
Interest earning assets	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate
Loans	$192,154	$9,797	5.10%	$154,099	$8,201	5.32%
Securities:
Taxable securities	24,613	498	2.02	25,436	345	1.36
Tax-exempt securities	17,681	868	4.91	15,729	798	5.08
Cash balances in other banks	9,449	24	0.25	6,023	15	0.25
Funds sold	109	—	0.00	—	—

Total interest earning assets	244,006	$11,187	4.58	201,287	$9,359	4.65

Non-interest earning assets	13,228			11,585

Total assets	$257,234			$212,872

Interest bearing liabilities
Interest bearing transactions accounts	$2,710	$3	0.11%	$3,648	$7	0.19%
Savings & money market deposits	90,060	475	0.53	76,837	501	0.65
Time deposits	91,880	1,348	1.47	73,413	1,220	1.66
Federal Home Loan Bank & other borrowed money	437	4	0.92	64	1	0.99

Total interest-bearing liabilities	185,087	$1,830	0.99	153,962	$1,729	1.12

Non-interest bearing deposits	47,225			36,299

Total funding sources	232,312			190,261
Non-interest bearing liabilities	916			699
Shareholders’ equity	24,106			21,912

	$257,334			$212,872

Net interest rate spread			3.60%			3.53%
Net interest income/margin (TE)		9,357	3.83%		7,630	3.79%
Tax equivalent adjustment		321			295

Net interest income/margin		$9,036	3.70%		$7,335	3.64%

Net interest income increased $1.7 million, or 23.2%, to $9.0 million for 2014, compared to $7.3 million for 2013. This increase was due to an increase in interest income of $1.8 million resulting from higher loan volume and an increase in interest expense of $101 thousand. The resulting net interest margin for 2014 increased to 3.70% from 3.64% in 2013.

Interest earning assets averaged $244.0 million for 2014, compared to $201.3 million for 2013, an increase of $42.7 million, or 21.2%. Average loans increased by $38.1 million during 2014 versus 2013. During 2014, average cash balances in other banks totaled $9.4 million, an increase of $3.4 million versus 2013. The decrease in loan yield was partially offset by the increase in taxable security yields, which contributed to the minimal decrease in yield on earning assets during 2014 versus 2013. The average yield on loans during 2014 was 5.10% versus 5.32% during 2013. The 22 basis point reduction in loan yield is due to the lower loan rates on new loans versus the average yield on the current portfolio.

Interest bearing liabilities averaged $185.1 million for 2014, compared to $154.0 million for 2013, an increase of $31.1 million or 20.2%. The average rate paid on interest bearing liabilities was 0.99% for 2014, versus 1.12% for 2013. Each category of deposits experienced rate reductions during 2014. Reunion has benefitted from historically low interest rates and repriced time deposits at maturity at lower current rates and also lowered rates on other deposit accounts to lower market rates. The increase in average time deposits was a result of management’s decision to fund loan growth. The volume of non-interest bearing deposit accounts increased $10.9 million during 2014 to $47.2 million, also contributing to the increased net interest margin during 2014 versus 2013.

The following table reflects, for the periods indicated, the changes in Reunion’s net interest income due to changes in the volume of earning assets and interest-bearing liabilities and the associated rates paid or earned on these assets and liabilities.

ANALYSIS OF CHANGES IN NET INTEREST INCOME

The Twelve Months Ended

(Dollars in thousands)	2014 vs. 2013
	Variance due to
Interest earning assets	Volume	Yield/ Rate	Total
Loans	$1,940	$(344)	$1,596
Securities:
Taxable securities	(17)	170	153
Tax-exempt securities	96	(26)	70
Cash balances in other banks	9	0	9
Funds sold	—	—	—

Total interest earning assets	$2,027	$(199)	$1,828

Interest bearing liabilities
Interest bearing transactions accounts	$(1)	$(3)	$(4)
Savings & money market deposits	70	(96)	(26)
Time deposits	271	(143)	128
Federal Home Loan Bank & other borrowed money	3	(0)	3

Total interest-bearing liabilities	$343	$(242)	$101

Net interest income
Net interest income (TE)	1,684	43	1,727
Taxable equivalent adjustment	26	—	26

Net interest income	$1,658	$43	$1,701

Provision for Loan Losses

During the six months ended June 30, 2015, Reunion recorded a provision for loan loss expense of $195 thousand, compared to $202 thousand for the comparable period in 2014. The provision for loan losses for the year ended December 31, 2014 was $578 thousand, and was $529 thousand for the year ended December 31, 2013. Reunion’s policy is to maintain an allowance for loan losses at a level sufficient to absorb probable incurred losses inherent in the loan portfolio. The allowance is increased by a provision for loan losses, which is a charge to earnings, and is decreased by charge-offs and increased by loan recoveries. In determining the adequacy of the allowance for loan losses, Reunion considers its historical loan loss experience, the general economic environment, the overall portfolio composition, and other information. As these factors change, the level of loan loss provision changes.

Noninterest Income

In addition to net interest margin, Reunion generates other types of recurring noninterest income from its operations. Reunion’s banking operations generate revenue from service charges and fees on deposit accounts. In addition to these types of recurring noninterest income, Reunion owns life insurance on several key employees and records income on the increase in cash surrender value of these policies.

The following table sets forth the principal components of noninterest income for the periods indicated.

NONINTEREST INCOME

	The Three Months Ended		The Six Months Ended		The Twelve Months Ended
(Dollars in thousands)	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014	December 31, 2014	December 31, 2013
Service charge income	$101	$104	$205	$212	$426	$420
Bank owned life insurance	26	28	53	56	111	127
Realized gains (losses) on available-for-sale securities	1	(10)	70	(10)	(10)	196

Total noninterest income	$128	$122	$328	$258	$527	$743

Noninterest income for the six months ended June 30, 2015 and 2014 was $328 thousand and $258 thousand, respectively. Noninterest income for the three months ended June 30, 2015 and 2014 was $128 thousand and $122 thousand, respectively. For all periods discussed, Reunion’s noninterest income has declined slightly when realized gains/losses are excluded from the income.

Noninterest income for the years ended December 31, 2014 and 2013 was $527 thousand and $743 million, respectively. The most significant reason for the 2014 decrease in noninterest income was due to the gain on sale of securities recorded in 2013 of $196 thousand. The decline in noninterest income was also due to service charge income decreasing and the decline in bank owned life insurance income.

Noninterest expense

The following table presents the primary components of noninterest expense for the periods indicated.

NONINTEREST EXPENSE

	The Three Months Ended		The Six Months Ended		The Twelve Months Ended
(Dollars in thousands)	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014	December 31, 2014	December 31, 2013
Salaries and employee benefits	$917	$874	$1,849	$1,733	$3,516	$2,800
Occupancy and equipment expense	332	342	660	663	1,347	1,186
Data processing expenses	94	138	249	271	560	479
Advertising and marketing expenses	71	67	116	107	196	144
Legal fees	27	22	43	40	24	14
FDIC insurance assessments	45	27	91	68	154	172
Accounting and audit expenses	47	43	91	86	153	154
Telecommunications expenses	28	28	55	56	111	78
Other noninterest expense	136	199	291	359	646	531

Total noninterest expense	$1,697	$1,740	$3,445	$3,383	$6,707	$5,558

Noninterest expense for the six months ended June 30, 2015 and 2014 was $3.4 million. The largest component of noninterest expense is salaries and employee benefits. The salaries and marketing/advertising expenses continue to increase as Reunion expands its presence in the markets in which it operates. During February 2014, Reunion opened a branch office in St. Augustine, Florida, which contributed to the increase in salaries, occupancy and equipment expenses during 2014.

Noninterest expense for the three months ended June 30, 2015 and 2014 was $1.7 million in each period. There was an increase in salaries and employee benefits resulting primarily from Reunion’s new branch location in St. Augustine. However, they were offset by a decrease in occupancy expense (fully depreciated assets) and a decrease in data processing due to the renegotiation of Reunion’s core processor contract.

Noninterest expense for the years ended December 31, 2014 and 2013 was $6.7 million and $5.6 million, respectively. Salaries and employee benefits totaled $3.5 million during 2014, compared to $2.8 million during 2013. The increase of $716 thousand was due to Reunion’s continued branch expansion in the St. Johns County market. Reunion opened its St. Augustine office in 2014 and added back office personnel due to the increase of operations.

Income Tax Provision

Income tax expense of $484 thousand was recognized during the six months ended June 30, 2015, compared to an income tax expense of $286 thousand during the six months ended June 30, 2014. The effective tax rate for the six months ended June 30, 2015 was 33.8%, compared to 29.0% during the six months ended June 30, 2014. Income tax expense for the years ended December 31, 2014 and 2013 was $691 thousand and $577 thousand, respectively. The increase in income tax expense in 2014 was due to increased revenue and to an increase in pre-tax income. The effective tax rates increased in 2014 due to the sale of tax exempt municipal bonds.

Comparison of Balance Sheets at June 30, 2015, December 31, 2014 and December 31, 2013

Overview

Reunion‘s total assets increased $10.1 million, or 3.6%, from December 31, 2014 to June 30, 2015. Loans increased by $16.8 million during the first six months of 2015 and cash and cash equivalents also increased by $404 thousand. Reunion’s total assets increased $31.9 million, or 13.0%, from December 31, 2013 to December 31, 2014. During 2014, loans increased $36.7 million, or 21.9%, and totaled $204.5 million at December 31, 2014. This increase in loans was partially offset by a reduction in cash and cash equivalents. During 2014, cash and cash equivalents decreased $6.9 million and totaled $19.9 million at December 31, 2014. Cash and cash equivalents decreased as liquidity was invested into higher yielding loans. Total deposits at December 31, 2014 totaled $250.1 million, an increase of $27.5 million as compared to December 31, 2013. Overall deposits increase from December 31, 2013 to December 31, 2014 was 12.4%. Non-interest bearing deposits increased by $18.5 million, or 47.4%, and time deposits increased by $10.3 million, or 12.9%.

Investment Securities

Reunion uses its securities portfolio primarily to enhance its overall yield on interest earning assets, as a source of liquidity, and as a tool to manage Reunion’s balance sheet sensitivity and regulatory capital ratios. When Reunion’s liquidity position exceeds current needs and its expected loan demand, other investments are considered as a secondary earnings alternative. As investments mature, they are used to meet current cash needs or they are reinvested to maintain Reunion’s desired liquidity position. Reunion has designated all of its securities as available for sale to provide flexibility, in case an immediate need for liquidity arises and believes that the composition of the portfolio offers needed flexibility in managing its liquidity position and interest rate sensitivity, without adversely impacting its regulatory capital levels. Securities available for sale are reported at fair value with unrealized gains or losses reported as a separate component of other comprehensive income, net of related deferred taxes. Purchase premiums and discounts are recognized in income using the interest method over the terms of the securities.

The following table summarizes the amortized cost and fair value of securities available for sale at June 30, 2015, December 31, 2014 and December 31, 2013.

INVESTMENT SECURITIES

	As of		As of
(Dollars in thousands)	June 30, 2015		December 31, 2014		December 31, 2013
	Cost	Market	Cost	Market	Cost	Market
Securities issued by states and political subdivisions	$11,402	$10,692	$20,444	$20,213	$20,479	$17,327
Mortgage backed securities (MBS)
Residential mortgage pass-through securities	25,906	25,568	23,137	23,152	23,373	22,389

Total mortgage backed securities	25,906	25,568	23,137	23,152	23,373	22,389

Total investment securities	$37,308	$36,260	$43,581	$43,365	$43,852	$39,716

Reunion invests primarily in direct obligations of the United States, obligations guaranteed as to the principal and interest by the United States, mortgage backed securities, municipal securities and obligations of government sponsored entities and agencies of the United States. All of Reunion’s mortgage backed securities are residential securities issued by FNMA, GNMA and FHLMC. During 2014, Reunion sold mortgage backed securities, repositioning this portfolio, recording a loss of $10 thousand, to fund Reunion’s loan growth during the year. In December 2014, GNMA mortgage-backed securities totaling $2.9 million were purchased. In 2015, Reunion purchased $4.5 million in GNMA mortgage-backed securities. Reunion sold tax-exempt municipal bonds and reinvested in FNMA mortgage-backed securities to reposition Reunion’s portfolio. Reunion does not anticipate significant investment in securities until loan demand slows or the yield on investment securities becomes more attractive.

Loans

Loans are the largest category of earning assets and typically provide higher yields than other types of earning assets. Associated with the higher loan yields are the inherent credit and liquidity risks which management attempts to control and counterbalance. Total loans averaged $213.3 million during the six months ended June 30, 2015, or 81.6% of earning assets, as compared to $182.4 million, or 78.6% of average earning assets, for the six months ended June 30, 2014. At June 30, 2015, total loans, net of deferred costs, were $221.3 million, compared to $204.5 million at December 31, 2014, an increase of $16.8 million, or 8.2%. Total loans averaged $192.2 million during the year ended December 31, 2014, or 78.7% of earning assets, as compared to $154.1 million, or 76.6% of average earning assets for the year ended December 31, 2013. At December 31, 2014, total loans, net of deferred costs, were $204.5 million, compared to $167.8 million at December 31, 2013, an increase of $36.7 million, or 21.9%.

The growth in Reunion’s loan portfolio is attributable to Reunion’s Volusia/St. Johns County economy experiencing recovery and faster growth compared to other markets in its footprint. Reunion’s bankers are expected to maintain calling efforts to develop relationships with customers, and Reunion’s philosophy is to be responsive to customer needs by providing decisions in a timely manner. In addition to Reunion’s calling efforts, many of the markets served by Reunion have shown signs of economic recovery over the last few years.

The table below provides a summary of the loan portfolio composition at the periods indicated.

COMPOSITION OF LOAN PORTFOLIO

	As of		As of
	June 30, 2015		December 31,
(Dollars in thousands, except percentages)			2014		2013
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
Construction, land development, and other land loans	$30,365	13.74%	$26,891	13.17%	$13,234	7.90%
Secured by farmland	6,321	2.86	6,674	3.27	7,726	4.61
Secured by 1-4 family residential properties	8,538	3.86	5,820	2.85	4,779	2.85
Secured by multifamily (5 or more) residential properties	3,022	1.37	2,881	1.41	2,188	1.31
Secured by nonfarm nonresidential properties	99,697	45.11	91,054	44.58	84,264	50.27

Loans secured by real estate	147,943	66.94	133,320	65.28	112,191	66.94
Commercial and industrial loans	31,271	14.15	35,575	17.42	31,672	18.90
Consumer loans	41,808	18.91	35,341	17.30	23,744	14.16

Total gross loans	221,022	100.00%	204,236	100.00%	167,607	100.00%
Deferred loan costs	290		263		170

Total loans, net of deferred costs	221,312		204,499		167,777
Allowance for loan losses	(2,249)		(2,060)		(1,658)

Total net loans	$219,063		$202,439		$166,119

In the context of this discussion, a “real estate mortgage loan” is defined as any loan, other than loans for construction purposes, secured by real estate, regardless of the purpose of the loan. It is common practice for financial institutions in Reunion’s market areas, and for Reunion in particular, to obtain a security interest or lien in real estate whenever possible, in addition to any other available collateral. This collateral is taken to reinforce the likelihood of the ultimate repayment of the loan and tends to increase the magnitude of the real estate loan portfolio component. In general, Reunion prefers real estate collateral to many other potential collateral sources, such as accounts receivable, inventory and equipment.

The principal component of Reunion’s loan portfolio is real estate mortgage loans. At June 30, 2015, this category totaled $147.9 million and represented 66.9% of the total loan portfolio, compared to $133.3 million, or 65.2%, and $112.2 million, or 66.9%, of the total loan portfolio at year-end 2014 and 2013, respectively.

Loans secured by real estate increased $14.6 million from year-end December 2014 to June 30, 2015. This loan category increased $21.1 million, or 18.8%, from year-end December 2014 as compared to year-end 2013, due to increased loan demand during 2014.

Loans secured by nonfarm nonresidential properties (“commercial mortgage loans”) increased $8.6 million, or 9.4%, to $99.7 million at June 30, 2015, compared to $91.1 million at December 31, 2014. Commercial mortgage loans are the single largest category of loans and at June 30, 2015 accounted for 45.1% of the portfolio. Reunion’s management team has experience and expertise in commercial mortgages.

Real estate construction, land development and other land loans totaled $30.4 million at June 30, 2015, an increase of $3.5 million from December 31, 2014’s balance of $26.9 million. Real estate construction loans increased $13.7 thousand during 2014 over year-end 2013. At June 30, 2015, this loan type accounted for 13.7% of the total loan portfolio.

Commercial and industrial loans totaled $31.3 million at June 30, 2015, compared to $35.6 million at December 31, 2014. The decline of 12.1% is due to loan payoffs and seasonal line principal pay downs. During 2014, commercial and industrial loans increased $3.9 million, or 12%, as compared to year end 2013. Reunion expects this trend to continue as economic conditions improve and Reunion continues its calling efforts on commercial customers.

Allowance for Loan Losses, Provision and Asset Quality

Allowance for Loan Losses and Provision

The allowance for loan losses represents management’s estimate of probable inherent credit losses in the loan portfolio. Management determines the allowance based on an ongoing evaluation of risk as it correlates to potential losses within the portfolio. Increases to the allowance are made by charges to the provision for loan losses. Loans deemed to be uncollectible are charged against the allowance. Recoveries of previously charged-off amounts are credited to the allowance for loan losses.

In the determination of the allowance, management utilizes credit administration’s independent analysis of the minimum required loan loss reserve for Reunion. In this analysis, problem loans are reviewed for impairment or for loss exposure based on their payment performance, probability of default, and value of the collateral. These totals are then specifically allocated to the reserve. The loan portfolio is then divided into various homogeneous risk pools utilizing primarily collateral codes and internal risk ratings. Historical losses are used to estimate the probable loss in the current portfolio using an average loss methodology. In addition to its actual historical loss experience, Reunion utilizes the published loss experience of its peer group to supplement its own loss experience. Both data sets are adjusted for environmental and economic conditions and factors. The methodologies considered are subjective and vary for each risk pool based on systematic risk relative to Reunion’s ability to estimate losses. A rolling thirteen-quarter history is utilized in measuring actual historical losses. As every loan has a risk of loss, the calculation begins with a minimum loss allocation for each loan pool. The minimum loss is estimated based on long term trends for Reunion’s bank, the banking industry, and the economy. Loss allocations are adjusted for changes in the economy, problem loans, payment performance, loan policy, management, credit administration systems, credit concentrations, loan growth, and other elements over the time periods utilized in the methodology. The adjusted loss allocations are then applied to the current balances in their respective loan pools. Loss allocations are totaled, yielding the required allowance for loan losses.

Management incorporates the data from the allowance calculation with interim changes to that data in its ongoing determination of the allowance for loan losses. Management then takes into consideration other factors that may support an allowance in excess of required minimums. These factors include systems changes, historically high loan growth, changes in the economy, and bank management and lending practices at the time the loans were made. Management believes that the data it uses in determining the allowance for loan losses is sufficient to estimate the potential losses in the loan portfolio; however, actual results could differ from management’s estimates.

The following table presents a summary of changes in the allowance for loan losses for the periods and dates indicated.

ALLOWANCE FOR LOAN LOSSES

	The Six Months Ended		The Twelve Months Ended
(Dollars in thousands, except percentages)	June 30, 2015	June 30, 2014	December 31, 2014	December 31, 2013
Total loans outstanding, net of deferred costs	$221,312	$199,122	$204,499	$167,777

Average loans outstanding, net of deferred costs	$213,633	$182,584	$192,374	$154,225

Allowance for loan losses at beginning of period	$2,060	$1,658	$1,658	$1,370
Charge-offs:
Loans secured by real estate	—	123	—	113
Commercial and industrial loans	8	—	179	113
Consumer loans	—	—	—	22
All other loans	—	—	—	—

Total charge-offs	8	123	179	248
Recoveries:
Loans secured by real estate	—	—	—	—
Commercial and industrial loans	—	—	—	4
Consumer loans	2	2	3	3
All other loans	—	—	—	—

Total recoveries	2	2	3	7

Net charge-offs	6	121	176	241
Provision for loan losses	195	201	578	529

Allowance for loan losses at period end	$2,249	$1,738	$2,060	$1,658

Allowance for loan losses to period end loans	1.02%	0.87%	1.01%	0.99%
Net charge-offs to average loans	0.01%	0.13%	0.09%	0.16%

Asset quality indicators have continued to improve. However, a provision expense due to loan growth and additional specific reserve allocation expense resulted in a provision expense of $195 thousand during the six months ended June 30, 2015, and a $578 thousand provision expense and $529 thousand provision expense for the years ended December 31, 2014 and December 31, 2013, respectively.

Allocation of the Allowance for Loan Losses

While no portion of the allowance is in any way restricted to any individual loan or group of loans and the entire allowance is available to absorb losses from any and all loans, the following table represents management’s allocation of the allowance for loan losses to specific loan categories for the periods indicated.

ALLOCATION OF ALLOWANCE FOR LOAN LOSSES

	As of		As of
	June 30, 2015		December 31,
(Dollars in thousands, except percentages)			2014		2013
	Amount	Percent of Loans in each Category to Total Loans	Amount	Percent of Loans in each Category to Total Loans	Amount	Percent of Loans in each Category to Total Loans
Real estate – commercial	$942	45.11%	$894	44.58%	$1,022	50.27%
Real estate – residential	94	3.86	45	2.85	34	2.85
Real estate – construction development land	520	17.97	431	17.85	114	13.82
Commercial	334	14.15	377	17.42	316	18.90
Consumer and other	359	18.91	313	17.30	172	14.16

	$2,249	100.00%	$2,060	100.00%	$1,658	100.00%

Nonperforming Assets

The following table presents Reunion’s nonperforming assets for the dates indicated.

NONPERFORMING ASSETS

	As of		As of
(Dollars in thousands, except percentages)	June 30, 2015	June 30, 2014	December 31, 2014	December 31, 2013
Nonaccrual Loans	$993	$987	$991	$1,016
Loans past due 90 days or more and still accruing	—	—	—	—

Total nonperforming loans	993	987	991	1,016
Other real estate loans	—	—	—	—

Total nonperforming assets	$993	$987	$991	$1,016

Allowance for loan losses to period end loans	1.02%	0.87%	1.01%	0.99%
Allowance for loan losses to period end non-performing loans	2.26	1.76	2.08	1.63
Net charge-offs to average loans	0.01	0.13	0.09	0.16
Nonperforming assets to period end loans and foreclosed property	0.45	0.50	0.48	0.61
Nonperforming loans to period end loans	0.45%	0.50%	0.48%	0.61%

Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts, that the borrower’s financial condition is such that the collection of interest is doubtful. In addition to consideration of these factors, Reunion has a consistent and continuing policy of placing all loans on nonaccrual status if they become 90 days or more past due. When a loan is placed on nonaccrual status, all accrued interest on the loan is reversed and deducted from earnings as a reduction of reported interest. No additional interest is accrued on the loan balance until collection of both principal and interest becomes reasonably certain. Payments received while a loan is on nonaccrual status will be applied to the outstanding principal balance. When a problem loan is finally resolved, there may ultimately be an actual write-down or charge-off of the principal balance of the loan which would necessitate additional charges to the allowance for loan losses.

Total nonperforming assets increased $2 thousand, to $993 thousand at June 30, 2015, from $991 thousand at December 31, 2014. Improving asset quality has been and will continue to be a primary focus of management.

Deposits

Deposits, which include noninterest-bearing demand deposits, interest-bearing demand deposits, money market accounts and savings and time deposits, are the primary funding source for Reunion. Reunion offers a variety of products designed to attract and retain customers, with a primary focus on building and expanding customer relationships. Management continues to focus on establishing a comprehensive relationship with consumer and business borrowers, seeking deposits as well as lending relationships.

The following table details the composition of Reunion’s deposit portfolio at the dates indicated.

COMPOSITION OF DEPOSITS

	As of		As of
	June 30,		December 31,
(Dollars in thousands, except percentages)	2015		2014		2013
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
Noninterest-bearing demand deposits	$59,582	22.94%	$57,455	22.97%	$38,975	17.51%
Interest-bearing demand deposits	3,043	1.17	4,056	1.62	1,595	0.72
Savings and money market deposits	99,616	38.35	98,438	39.36	102,155	45.90
Time less than $100k	28,285	10.89	25,857	10.34	20,715	9.31
Time greater than $100k and less than $250k	42,211	16.25	37,194	14.87	33,090	14.87
Time greater than $250k	26,999	10.40	27,093	10.84	26,039	11.69

Total deposits	$259,736	100.00%	$250,093	100.00%	$222,569	100.00%

Total deposits were $259.7 million at June 30, 2015, an increase of $9.6 million from December 31, 2014. A primary focus of management has been on increasing noninterest bearing deposit growth, which currently totals $59.6 million, or 22.9% of total deposits. During the year ended December 31, 2014, non-interest bearing deposits increased $18.5 million, a 47.4% increase from 2013. All deposit categories have increased. Although time deposits have increased, Reunion has managed its cost of funds by offering lower competitive rates and allowing higher interest rate time deposits to runoff or renew at the lower rate.

Other Funding Sources

Reunion supplements its deposit funding with wholesale funding to improve the net interest margin in Reunion’s securities portfolio and to manage interest rate risk. Reunion has $20 million in unsecured Federal Funds lines of credit and a $7 million secured line of credit. Currently, all balances are zero.

Liquidity

Market and public confidence in Reunion’s financial strength and financial institutions in general will largely determine its access to appropriate levels of liquidity. This confidence is significantly dependent on Reunion’s ability to maintain sound asset quality and appropriate levels of capital reserves.

Liquidity is defined as the ability to meet anticipated customer demands for funds under credit commitments and deposit withdrawals at a reasonable cost and on a timely basis. Reunion measures its liquidity position by giving consideration to both on- and off-balance sheet sources of and demands for funds on a daily, weekly and monthly basis.

Liquidity risk involves the risk of being unable to fund assets with the appropriate duration and rate-based liabilities, as well as the risk of not being able to meet unexpected cash needs. Liquidity planning and management are necessary to ensure the ability to fund operations cost-effectively and to meet current and future potential obligations such as loan commitments and unexpected deposit outflows. In this process, Reunion focuses on both assets and liabilities and on the manner in which they combine to provide adequate liquidity to meet Reunion’s needs.

Funds are available from a number of basic banking activity sources including the core deposit base, the repayment and maturity of loans and investment security cash flows. Other potential funding sources include federal funds purchased, secured line of credit and the Fed discount window.

Cash and cash equivalents at June 30, 2015 and December 31, 2014 and 2013 were $20.3 million, $19.9 million, and $26.7 million, respectively. Based on the current balances of cash and cash equivalents, Reunion’s liquidity resources were sufficient at June 30, 2015 to fund loans and meet other cash needs as necessary.

Contractual Obligations

While Reunion’s liquidity monitoring and management consider both present and future demands for and sources of liquidity, the following table of contractual commitments focuses only on future obligations.

CONTRACTUAL OBLIGATIONS

June 30, 2015

(Dollars in thousands)	Due in 1 year or less	Due after 1 through 3 years	Due after 3 through 5 years	Due after 5 years	Total
Certificates of deposit of less than $100k	$15,733	$10,004	$2,548	$—	$28,285
Certificates of deposit of $100k or more	33,914	21,756	13,540	—	69,210
Leases	493	980	890	5,031	7,394

Total contractual obligations	$50,140	$32,740	$16,978	$5,031	$104,889

Credit Extension Commitments

Reunion is party to credit related financial instruments with off balance sheet risks in the normal course of business to meet the financing needs of Reunion’s customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of amounts recorded in the balance sheets. Reunion’s exposure to credit loss is represented by the contractual amounts of these commitments. Reunion follows the same credit policies in making commitments as it does for on balance sheet instruments.

Reunion‘s off balance sheet arrangements are summarized in the following table for the periods indicated.

CREDIT EXTENSION COMMITMENTS

	As of	As of
	June 30,	December 31,
	2015	2014	2013
	Amount	Amount	Amount
Unfunded lines	$42,950	$38,529	$35,734
Letters of credit	95	795	3,135

Total credit extension commitments	$43,045	$39,324	$38,869

Interest Sensitivity and Market Risk

Interest Sensitivity

Reunion monitors and manages the pricing and maturity of its assets and liabilities in order to diminish the potential adverse impact that changes in interest rates could have on net interest income. The principal monitoring technique employed by Reunion is simulation analysis, which technique is augmented by “gap” analysis.

In simulation analysis, Reunion reviews each individual asset and liability category and their projected behavior in various different interest rate environments. These projected behaviors are based upon management’s past experiences and upon current competitive environments, including the various environments in the different markets in which Reunion competes. Using this projected behavior and differing rate scenarios as inputs, the simulation analysis generates as output projections of net interest income, at such varying interest rates. Reunion also periodically verifies the validity of this approach by comparing actual results with those that were projected in previous models.

Another technique used in interest rate management, but to a lesser degree than simulation analysis, is the measurement of the interest sensitivity “gap,” which is the positive or negative dollar difference between assets and liabilities that are subject to interest rate repricing within a given period of time. Interest rate sensitivity can be managed by repricing assets and liabilities, selling securities available for sale or trading securities, replacing an asset or liability at maturity or by adjusting the interest rate during the life of an asset or liability.

Reunion evaluates interest rate sensitivity risk and then formulates guidelines regarding asset generation and repricing and sources and prices of off-balance sheet commitments in order to decrease interest sensitivity risk. Reunion uses computer simulations to measure the net income effect of various interest rate scenarios. The modeling reflects interest rate changes and the related impact on net income over specified periods of time.

The following table illustrates Reunion’s interest rate sensitivity at June 30, 2015, assuming the relevant assets and liabilities are collected and paid, respectively, based upon historical experience rather than their stated maturities.

INTEREST SENSITIVITY ANALYSIS

June 30, 2015

(Dollars in thousands)
Interest earning assets	0-1 Mos	1-3 Mos	3-12 Mos	1-3 Yrs	> 3 Yrs	Total
Loans	$117,828	$329	$4,929	$26,692	$71,244	$221,022
Securities	369	763	3,395	9,054	22,679	36,260
Cash balances in other banks	16,256	—	—	—	—	16,256

Total interest earning assets	$134,453	$1,092	$8,324	$35,746	$93,923	$273,538

Interest bearing liabilities
Interest bearing transactions accounts	$3,043	$—	$—	$—	$—	$3,043
Savings and money market deposits	98,048	—	1,568	—	—	99,616
Time deposits	1,889	4,993	42,765	31,760	16,088	97,495

Total interest-bearing liabilities	$102,980	$4,993	$44,333	$31,760	$16,088	$200,154

Interest sensitivity gap
Period gap	$31,473	$(3,901)	$(36,009)	$3,986	$77,835	$73,384
Cumulative gap	31,473	27,572	(8,437)	(4,451)	73,384
Cumulative gap RSA/RSL	11.51%	10.08%	-3.08%	-1.63%	26.83%

Reunion generally benefits from increasing market rates of interest when it has an asset-sensitive gap (a cumulative positive number) and generally benefits from decreasing market interest rates when it is liability sensitive (a cumulative negative number). As shown in the table above, Reunion is liability sensitive on a cumulative basis throughout the one year timeframe. The interest sensitivity analysis presents only a static view of the timing and repricing opportunities, without taking into consideration that changes in interest rates do not affect all assets and liabilities equally. For example, rates paid on a substantial portion of core deposits may change contractually within a relatively short timeframe, but those are viewed by management as significantly less interest sensitive than market-based rates such as those paid on non-core deposits. For this and other reasons, management relies more upon the simulation analysis (as noted above) in managing interest rate risk. Net interest income may be impacted by other significant factors in a given interest rate environment, including changes in the volume and mix of earning assets and interest-bearing liabilities.

Market Risk

Reunion’s earnings are dependent, to a large degree, on its net interest income, which is the difference between interest income earned on all earning assets, primarily loans and securities, and interest paid on all interest bearing liabilities, primarily deposits. Market risk is the risk of loss from adverse changes in market prices and interest rates. Reunion’s market risk arises primarily from inherent interest rate risk in its lending, investing and deposit gathering activities. Reunion seeks to reduce its exposure to market risk through actively monitoring and managing interest rate risk. Management relies upon static “gap” analysis to determine the degree of mismatch in the maturity and repricing distribution of interest earning assets and interest bearing liabilities which quantifies, to a large extent, the degree of market risk inherent in Reunion’s balance sheet. Gap analysis is further augmented by simulation analysis to evaluate the impact of varying levels of prevailing interest rates and the sensitivity of specific earning assets and interest bearing liabilities to changes in those prevailing rates. Simulation analysis consists of evaluating the impact on net interest income given changes from 400 basis points below the current prevailing rates to 400 basis points above the current prevailing rates. Management makes certain assumptions as to the effect varying levels of interest rates have on certain earning assets and interest bearing liabilities, which assumptions consider both historical experience and consensus estimates of outside sources.

The following table illustrates the results of Reunion’s simulation analysis to determine the extent to which market risk would affect net interest margin for the next twelve months if prevailing interest rates increased or decreased by the specified amounts from current rates. As noted above, this model uses estimates and assumptions in asset and liability account rate reactions to changes in prevailing interest rates. However, to isolate the market risk inherent in the balance sheet, the model assumes that no growth in the balance sheet occurs during the projection period. This model also assumes an immediate and parallel shift in interest rates, which would result in no change in the shape or slope of the interest rate yield curve. Because of the inherent use of these estimates and assumptions in the simulation model to derive this market risk information, the actual results of the future impact of market risk on Reunion’s net interest margin may differ from those found in the table.

MARKET RISK

	As of	As of
Change in prevailing interest rates	June 30, 2015	December 31, 2014
+400 basis points	28.42%	35.40%
+300 basis points	21.02	26.50
+200 basis points	13.58	17.60
+100 basis points	6.08	8.80
0 basis points	—	—
-100 basis points	(6.98)	(9.18)
-200 basis points	(16.43)	(18.29)
-300 basis points	(25.21)	(28.41)
-400 basis points	(27.30)	(30.70)

Capital Resources

Total stockholders’ equity at June 30, 2015 was $26.4 million, or 9.2% of total assets. At December 31, 2014, total stockholders’ equity was $25.9 million, or 9.4% of total assets, compared to $21.7 million, or 8.9% of total assets, at December 31, 2013. The increase in stockholders’ equity as a percentage of total assets from December 2013 is primarily a result of a decrease in the accumulated other comprehensive loss related to the securities portfolio, as well as net income for 2014 of $1.6 million.

The bank regulatory agencies have established risk based capital requirements for banks. These guidelines are intended to provide an additional measure of a bank’s capital adequacy by assigning weighted levels of risk to asset categories. Banks are also required to systematically maintain capital against such “off-balance sheet” activities as loans sold with recourse, loan commitments, guarantees and standby letters of credit. These guidelines are intended to strengthen the quality of capital by increasing the emphasis on common equity and restricting the amount of loan loss reserves and other forms of equity such as preferred stock that may be included in capital. Certain items such as goodwill and other intangible assets are deducted from total capital in arriving at the various regulatory capital measures such as Tier 1 capital and total risk based capital. Reunion’s objective is to maintain Reunion’s current status as a “well-capitalized institution,” as that term is defined by its regulators. As of June 30, 2015, the most recent notification from the FDIC categorized Reunion as well-capitalized under the regulatory framework for prompt corrective action.

CAPITAL ADEQUACY ANALYSIS

(Dollars in thousands, except percentages)	Actual		For Capital Adequacy Purposes		To Be Well-Capitalized Under Prompt Corrective Action Provisions
As of June 30, 2015	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital
(to Risk Weighted Assets)	$28,690	12.20%	$18,813	8.00%	$23,516	10.00%
Tier 1 Capital
(to Risk Weighted Assets)	$26,441	11.24%	$14,114	6.00%	$18,819	8.00%
Common Equity Tier 1 Capital
(to Risk Weighted Assets)	$26,441	11.24%	$10,586	4.50%	$15,291	6.50%
Tier 1 Capital
(to Average Assets)	$26,441	9.51%	$11,121	4.00%	$13,902	5.00%

As of December 31, 2014
Total Capital
(to Risk Weighted Assets)	$27,871	12.04%	$18,520	8.00%	$23,150	10.00%
Tier 1 Capital
(to Risk Weighted Assets)	$25,811	11.15%	$9,260	4.00%	$13,890	6.00%
Tier 1 Capital
(to Average Assets)	$25,811	9.38%	$11,008	4.00%	$13,761	5.00%

As of December 31, 2013
Total Capital
(to Risk Weighted Assets)	$25,743	12.67%	$16,254	8.00%	$20,318	10.00%
Tier 1 Capital
(to Risk Weighted Assets)	$24,085	11.85%	$8,127	4.00%	$12,191	6.00%
Tier 1 Capital
(to Average Assets)	$24,085	10.36%	$9,301	4.00%	$11,626	5.00%

SUPERVISION AND REGULATION

General

NCC and NBC are extensively regulated under both federal and state law. These laws restrict permissible activities and investments and require compliance with various consumer protection provisions applicable to lending, deposit, brokerage, and fiduciary activities. They also impose capital adequacy requirements and conditions on a bank holding company’s ability to repurchase stock or to receive dividends from its subsidiary banks. NCC is subject to comprehensive examination and supervision by the Federal Reserve, and NBC is subject to comprehensive examination and supervision by the OCC. These regulatory agencies generally have broad discretion to impose restrictions and limitations on NCC’s and NBC’s respective operations. This supervisory framework could materially impact the conduct and profitability of NCC’s and NBC’s activities.

To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to the text of the particular statutory and regulatory provisions. Proposals to change the laws and regulations governing the banking industry are frequently raised at both the state and federal levels. The likelihood and timing of any changes in these laws and regulations, and the impact such changes may have on NCC and NBC, are difficult to ascertain. A change in applicable laws and regulations, or in the manner such laws or regulations are interpreted by regulatory agencies or courts, may have a material effect on NCC’s and NBC’s business, operations, and earnings.

Regulation of NCC

NCC is registered as a bank holding company under the BHCA and is subject to regulation and supervision by the Federal Reserve. The BHCA requires NCC to secure the prior approval of the Federal Reserve before it may own or control, directly or indirectly, more than five percent (5%) of the voting shares or substantially all of the assets of any bank or thrift, or merge or consolidate with another bank or thrift holding company. Further, under the BHCA, NCC’s activities and those of any nonbank subsidiary are limited to: (i) those activities that the Federal Reserve determines to be so closely related to banking as to be a proper incident thereto, and (ii) investments in companies not engaged in activities closely related to banking, subject to quantitative limitations on the value of such investments. Prior approval of the Federal Reserve may be required before engaging in certain activities. In making such determinations, the Federal Reserve is required to weigh the expected benefits to the public, such as greater convenience, increased competition, and gains in efficiency, against the possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest, and unsound banking practices.

Subject to various exceptions, the BHCA and the Change in Bank Control Act, together with related regulations, require Federal Reserve approval prior to any person or company acquiring “control” of a bank holding company. Control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities of the bank holding company, and a rebuttable presumption arises if a person or company acquires 10% or more, but less than 25%, of any class of voting securities and either: (i) the bank holding company has registered securities under Section 12 of the Securities Act; or (ii) no other person owns a greater percentage of that class of voting securities immediately after the transaction.

The BHCA was substantially amended by the Gramm-Leach-Bliley Act (the “GLBA”), which, among other things, permits a “financial holding company” to engage in a broader range of non-banking activities, and to engage in certain activities on less restrictive terms than were previously permitted. These expanded activities include securities underwriting and dealing, insurance underwriting and sales, and merchant banking activities. To become a financial holding company, a bank holding company must certify that all depository institutions that it controls are both “well capitalized” and “well managed” (as defined by federal law), and have at least a “satisfactory” CRA rating. NCC is currently exploring an opportunity to form and operate a captive insurance company, which would require NCC to become a financial holding company. NCC has filed an election with the Federal Reserve to become a financial holding company.

There are a number of restrictions imposed on NCC by law and regulatory policy that are designed to minimize potential loss to depositors and to the DIF maintained by the FDIC in the event that a subsidiary depository institution should become insolvent. For example, federal law requires a bank holding company to serve as a source of financial strength to its subsidiary depository institutions and to commit resources to support such institutions in circumstances in which it might not do so in the absence of such a policy. The Federal Reserve also has the authority under the BHCA to require a bank holding company to terminate any activity or to relinquish control of a non-bank subsidiary upon the Federal Reserve’s determination that such activity or control constitutes a serious risk to the financial soundness and stability of any bank subsidiary of the bank holding company.

Any capital loan by a bank holding company to a subsidiary depository institution is subordinate in right of payment to deposits and certain other indebtedness of the institution. In addition, in the event of the holding company’s bankruptcy, any commitment made by the bank holding company to a federal banking regulatory agency to maintain the capital of its subsidiary depository institution(s) will be assumed by the bankruptcy trustee and entitled to a priority of payment.

The Federal Deposit Insurance Act (the “FDIA”) provides that, in the event of the “liquidation or other resolution” of an insured depository institution, the claims of depositors of the institution (including the claims of the FDIC as a subrogee of insured depositors) and certain claims for administrative expenses of the FDIC as a receiver will have priority over other general unsecured claims against the institution. If an insured depository institution fails, insured and uninsured depositors, along with the FDIC, will have priority in payment ahead of unsecured, non-deposit creditors, including the institution’s holding company, with respect to any extensions of credit they have made to such insured depository institution.

Regulation of NBC

NBC’s operations and investments are subject to the supervision, examination, and reporting requirements of the National Bank Act and the regulations of the OCC, as well as other federal banking statutes and regulations, including with respect to the level of reserves that NBC must maintain against deposits, restrictions on the types, amount, and terms and conditions of loans it may originate, and limits on the types of other activities in which NBC may engage and the investments that it may make. The OCC also has the power to prevent unsafe or unsound banking practices or other violations of law. Because NBC’s deposits are insured by the FDIC to the maximum extent provided by law, it is also subject to certain FDIC regulations, and the FDIC has backup examination authority and some enforcement powers over NBC. NBC is also subject to numerous state and federal statutes and regulations that affect its business, activities, and operations.

Transactions with Affiliates

NCC and NBC are subject to federal laws, such as Sections 23A and 23B of the Federal Reserve Act, that limit the size and number of the transactions that depository institutions may engage in with their affiliates. Under these provisions, transactions (such as loans or investments) by a bank with nonbank affiliates are generally limited to 10% of the bank’s capital and surplus for all covered transactions with any one affiliate, and 20% of capital and surplus for all covered transactions with all affiliates. Any extensions of credit to affiliates, with limited exceptions, must be secured by eligible collateral in specified amounts. Banks are also prohibited from purchasing any “low quality” assets from an affiliate. The Dodd-Frank Act imposes additional requirements on transactions with affiliates, including an expansion of the definition of “covered transactions” and an increase in the amount of time for which collateral requirements regarding covered transactions must be maintained.

NCC and NBC are also subject to restrictions on extensions of credit to their executive officers, directors, principal stockholders, and their related interests. These extensions of credit must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties, and must not involve more than the normal risk of repayment or present other unfavorable features. Furthermore, NCC and NBC are prohibited from engaging in asset purchase or sale transactions with their officers, directors, or principal stockholders unless the transaction is on market terms and, if the transaction represents greater than 10% of the capital and surplus of the bank, a majority of the bank’s disinterested directors has approved the transaction.

Monetary Policy

NCC’s and NBC’s earnings are and will be affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. The monetary policies of the Federal Reserve have a significant effect upon the operating results of commercial banks. The Federal Reserve has a major impact on the levels of bank loans, investments and deposits through its open market operations in United States government securities and through its regulation of, among other things, the discount rate on bank borrowings and the reserve requirements against bank deposits. It is not possible to predict the nature and impact of future changes in monetary and fiscal policies.

Deposit Insurance

NBC’s deposits are insured up to applicable limits by the DIF of the FDIC. The DIF is the successor to the Bank Insurance Fund and the Savings Association Insurance Fund, which were merged in 2006. Under the FDIC’s current risk-based assessment system, as amended by the Dodd-Frank Act and the FDIC’s final rule on assessments, dividend assessment base and large bank pricing (the “Assessment Rule”), insured institutions are assigned to one of four categories based on supervisory evaluations, regulatory capital levels, and certain other factors. An institution’s assessment rate depends on the category to which it is assigned and the applicability of certain potential adjustments established by FDIC regulations, with lower-risk institutions paying lower assessment rates.

On June 16, 2015, the FDIC issued a notice of proposed rulemaking to revise the calculations for deposit insurance assessments for banks with less than $10 billion in assets. Under the proposed rule, the current risk categorization system would be eliminated and the rate would instead be determined based on a number of factors, including the bank’s CAMELS ratings, leverage ratio, net income, non-performing loan ratios, OREO ratios, core deposit ratios, one-year organic asset growth and a loan mix index. The loan mix index component of the assessment model requires banks to calculate each of their loan categories as a percentage of assets and then multiply each category by a standardized historical charge-off rate percentage provided by the FDIC, with a higher index leading to a higher assessment rate. The proposal would implement maximum assessment rates for institutions with a composite CAMELS rating of 1 or 2 and minimum rates for institutions with a rating of 3, 4 or 5. As proposed, the rules would go into effect the quarter after they are finalized but by their terms would not be applicable until after the designated reserve ratio of the DIF reaches 1.15%. The comment period for the proposal closed on September 11, 2015.

The assessment base against which the assessment rate is applied to determine the total assessment due for a given period is the depository institution’s average total consolidated assets during the assessment period less average tangible equity during that assessment period. Tangible equity is defined in the Assessment Rule as Tier 1 Capital and is calculated monthly, unless the insured depository institution has less than $1 billion in assets, in which case the insured depository institution calculates Tier 1 Capital on an end-of-quarter basis. Parents or holding companies of other insured depository institutions are required to report separately from their subsidiary depository institutions.

The Dodd-Frank Act also eliminated the ceiling and increased the floor on the size of the DIF. It established a minimum designated reserve ratio of 1.35 percent of the estimated insured deposits and required the FDIC to adopt a restoration plan should the reserve ratio fall below 1.35 percent. However, the assessment rate schedules used to determine assessments due from insured depository institutions become progressively lower when the reserve ratio in the DIF exceeds 1.15 percent, 2 percent, and 2.5 percent.

In addition to the assessment for deposit insurance, insured depository institutions are required to make payments on bonds issued in the late 1980s by the Financing Corporation to recapitalize a predecessor deposit insurance fund. This payment is established quarterly and equaled 0.60 basis points on assessable deposits for the first two calendar quarters of 2015 and 0.58 basis points for the third quarter.

The Dodd-Frank Act also raised the limit for federal deposit insurance to $250,000 and increased the cash limit of Securities Investor Protection Corporation protection from $100,000 to $250,000.

The FDIC has authority to increase insurance assessments. A significant increase in insurance assessments would likely have an adverse effect on NCC’s and NBC’s operating expenses and results of operations. It is impossible to predict what insurance assessment rates will be in the future. Furthermore, deposit insurance may be terminated by the FDIC upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC.

Dividend Restrictions

NCC is a legal entity separate and distinct from NBC. NCC’s ability to pay dividends and make other distributions depends in part on the receipt of dividends from NBC and is limited by federal and state law. The specific limits depend on a number of factors, including the bank’s recent earnings, recent dividends, level of capital and regulatory status. The regulators are authorized, and under certain circumstances are required, to determine that the payment of dividends or other distributions by a bank would be an unsafe or unsound practice and to prohibit that payment. For example, the FDIA generally prohibits a depository institution from making any capital distribution (including payment of a dividend) or paying any management fee to its parent holding company if the depository institution would thereafter be undercapitalized.

A national bank generally may not withdraw, either in the form of a dividend or otherwise, any portion of its permanent capital and may not declare a dividend in excess of its retained net profits. Further, dividends that may be paid by a national bank without the express approval of the OCC are limited to an amount equal to the bank’s retained net profits for the preceding two calendar years plus retained net profits up to the date of any dividend declaration in the current calendar year. Retained net profits, as defined by the OCC, consist of net income, less dividends declared during the period. Dividend payments by NBC in the future will require the generation of net income and could require regulatory approval if any proposed dividends are in excess of prescribed guidelines.

The ability of a bank holding company to pay dividends and make distributions can also be limited by other laws or regulations. The Federal Reserve, which has authority to prohibit a bank holding company from paying dividends or making other distributions, has issued a Supervisory Letter stating that a bank holding company should not pay cash dividends unless, among other things, (i) its net income available to common stockholders for the past four quarters, net of dividends paid during that period, is sufficient to fully fund the dividends, (ii) the prospective rate of earnings retention appears to be consistent with the holding company’s capital needs, asset quality, and overall financial condition and (iii) the dividend will not cause the company to fail to meet, or be in danger of failing to meet, its minimum regulatory capital adequacy ratios. Accordingly, a bank holding company should not pay cash dividends that exceed its net income or that can only be funded in ways that weaken the bank holding company’s financial health, such as by borrowing. The Dodd-Frank Act, Basel III (described below), and their respective implementing regulations impose additional restrictions on the ability of banking institutions to pay dividends.

Capital Adequacy Guidelines

In December 2010, the Basel Committee on Banking Supervision released its final framework for strengthening international capital and liquidity regulation, known as “Basel III.” Basel III requires banks to maintain a higher level of capital than previously required, with a greater emphasis on common equity. The

Dodd-Frank Act imposed generally applicable capital requirements with respect to bank holding companies and their bank subsidiaries and mandated that the federal banking regulatory agencies adopt rules and regulations to implement the Basel III requirements, which they did through the adoption of a final rule in July 2013 (the “Basel III Final Rule”).

The Basel III Final Rule provides risk-based capital guidelines designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks, to account for off-balance sheet exposures, and to minimize disincentives for holding liquid assets. Under these guidelines, assets and off-balance sheet items are assigned to broad risk categories, each with appropriate risk-weights. The net amount of assets remaining after applying the risk-weights to the gross asset values comprises the institution’s total risk-weighted assets. Most loans are assigned to the 100% risk category, except for performing first mortgage loans fully secured by residential property, which carry a 50% risk weighting. Most investment securities (including, primarily, general obligation claims of states or other political subdivisions of the United States) are assigned to the 20% category. Exceptions include municipal or state revenue bonds, which have a 50% risk weighting, and direct obligations of the United States Treasury or obligations backed by the full faith and credit of the United States government, which have a 0% risk weighting. In converting off-balance sheet items, direct credit substitutes, including general guarantees and standby letters of credit backing financial obligations, are given a 100% risk weighting. Transaction-related contingencies such as bid bonds, standby letters of credit backing non-financial obligations, and undrawn commitments (including commercial credit lines with an initial maturity of more than one year) have a 50% risk weighting. Short-term commercial letters of credit have a 20% risk weighting, and certain short-term unconditionally cancelable commitments have a 0% risk weighting.

The institution’s total risk-weighted assets are used to calculate its regulatory capital ratios. Under the Basel III Final Rule, as of January 1, 2015, the minimum ratio of total capital to risk-weighted assets is 8%. The required ratio of “Tier 1 Capital” (consisting generally of shareholders’ equity and qualifying preferred stock, less certain goodwill items and other intangible assets) to risk-weighted assets is 6%. While there was previously no required ratio of “Common Equity Tier 1 Capital” (which generally consists of common stock, retained earnings, certain qualifying capital instruments issued by consolidated subsidiaries, and Accumulated Other Comprehensive Income, subject to certain adjustments) to risk-weighted assets, a required minimum ratio of 4.5% became effective on January 1, 2015 as well. The remainder of total capital, or “Tier 2 Capital,” may consist of (i) the allowance for loan losses of up to 1.25% of risk-weighted assets, (ii) preferred stock not qualifying as Tier 1 Capital, (iii) hybrid capital instruments, (iv) perpetual debt, (v) mandatory convertible securities, and (vi) certain subordinated debt and intermediate-term preferred stock up to 50% of Tier 1 Capital. Total Capital is the sum of Tier 1 Capital and Tier 2 Capital (which is included only to the extent of Tier 1 Capital), less reciprocal holdings of other banking organizations’ capital instruments, investments in unconsolidated subsidiaries, and any other deductions as determined by the appropriate regulator.

In addition, the federal banking agencies have established minimum leverage ratio requirements for banking organizations they supervise, calculated as the ratio of Tier 1 Capital to adjusted average consolidated assets. Prior to the effective date of the Basel III Final Rule, banks and bank holding companies meeting certain specified criteria, including having the highest regulatory rating and not experiencing significant growth or expansion, were permitted to maintain a minimum leverage ratio of Tier 1 Capital to adjusted average quarterly assets equal to 3%. Other banks and bank holding companies generally were required to maintain a minimum leverage ratio between 4% and 5%. Under the Basel III Final Rule, as of January 1, 2015, the required minimum leverage ratio for all banks is 4%.

The Basel III Final Rule additionally provides for countercyclical capital requirements so that the required amount of capital increases in times of economic expansion and decreases in times of economic contraction, consistent with safety and soundness. Under the Basel III Final Rule, banks must maintain a capital conservation buffer consisting of additional Common Equity Tier 1 Capital equal to 2.5% of risk-weighted assets above each of the required minimum capital levels in order to avoid limitations on paying dividends, engaging in share repurchases, and paying certain discretionary bonuses. This new capital conservation buffer requirement will be phased in beginning in January 2016 at 0.625% of risk-weighted assets and will increase each year until fully implemented at 2.5% in January 2019.

As an additional means of identifying problems in the financial management of depository institutions, the federal banking regulatory agencies have established certain non-capital safety and soundness standards for institutions for which they are the primary federal regulator. The standards relate generally to operations and management, asset quality, interest rate exposure, and executive compensation. The agencies are authorized to take action against institutions that fail to meet such standards.

Prompt Corrective Action

In addition to the required minimum capital levels described above, federal law establishes a system of “prompt corrective actions” that federal banking agencies are required to take, and certain actions that they have discretion to take, based on the capital category into which a federally regulated depository institution falls. Regulations set forth detailed procedures and criteria for implementing prompt corrective action in the case of any institution that is not adequately capitalized. Under the prompt corrective action rules effective as of January 1, 2015, an institution is deemed “well capitalized” if its leverage ratio, Common Equity Tier 1 ratio, Tier 1 Capital ratio, and Total Capital ratio meet or exceed 5%, 6.5%, 8%, and 10%, respectively. An institution is deemed to be “adequately capitalized” or better if its leverage, Common Equity Tier 1, Tier 1, and Total Capital ratios meet or exceed the minimum federal regulatory capital requirements, and “undercapitalized” if it fails to meet these minimum capital requirements. An institution is “significantly undercapitalized” if its leverage, Common Equity Tier 1, Tier 1, and Total Capital ratios fall below 3%, 3%, 4%, and 6%, respectively, and “critically undercapitalized” if the institution has a ratio of tangible equity to total assets that is equal to or less than 2%.

The prompt corrective action rules require an undercapitalized institution to file a written capital restoration plan, along with a performance guaranty by its holding company or a third party. In addition, an undercapitalized institution becomes subject to certain automatic restrictions, including a prohibition on paying dividends and a limitation on asset growth or expansion in certain cases, a limitation on the payment of bonuses or raises to senior executive officers, and a prohibition on the payment of certain “management fees” to any “controlling person.” Institutions that are classified as undercapitalized are also subject to certain additional supervisory actions, including increased reporting burdens and regulatory monitoring; limitations on the institution’s ability to make acquisitions, open new branch offices, or engage in new lines of business; obligations to raise additional capital; restrictions on transactions with affiliates; and restrictions on interest rates paid by the institution on deposits. In certain cases, banking regulatory agencies may require replacement of senior executive officers or directors or the sale of the institution to a willing purchaser. If an institution is deemed to be “critically undercapitalized” and continues in that category for 90 days, the statute requires, with certain narrowly limited exceptions, that the institution be placed in receivership.

Community Reinvestment Act

The CRA requires the federal banking regulatory agencies to assess all financial institutions that they regulate to determine whether these institutions are meeting the credit needs of the communities they serve, including their assessment area(s) (as established for these purposes in accordance with applicable regulations based principally on the location of the institution’s branch offices). Under the CRA, institutions are assigned a rating of “outstanding,” “satisfactory,” “needs to improve,” or “unsatisfactory.” An institution’s record in meeting the requirements of the CRA is made publicly available and is taken into consideration in connection with any applications it files with federal regulators to engage in certain activities, including approval of a branch or other deposit facility, mergers and acquisitions, office relocations, or expansions into non-banking activities. NBC received a “satisfactory” rating in its most recent CRA evaluation.

USA PATRIOT Act

Under the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT) Act, which amended the U.S. Bank Secrecy Act, financial institutions are subject to prohibitions against specified financial transactions and account relationships, as well as enhanced due diligence and “know your customer” standards in their dealings with foreign financial institutions and foreign customers. The USA PATRIOT Act also mandates that financial institutions establish anti-money laundering programs meeting certain standards and requires the federal banking regulators to consider the effectiveness of a financial institution’s anti-money laundering activities when reviewing bank mergers and bank holding company acquisitions.

Privacy of Customer Information

The GLBA and the implementing regulations issued by federal banking regulatory agencies require financial institutions (including banks, insurance agencies, and broker/dealers) to adopt policies and procedures regarding the disclosure of nonpublic personal information about their customers to non-affiliated third parties. In general, financial institutions are required to explain to customers their policies and procedures regarding the disclosure of such nonpublic personal information, and, unless otherwise required or permitted by law, financial institutions are prohibited from disclosing such information except as provided in their policies and procedures. Specifically, the GLBA established certain information security guidelines that require each financial institution, under the supervision and ongoing oversight of its board of directors or an appropriate committee thereof, to develop, implement, and maintain a comprehensive written information security program designed to ensure the security and confidentiality of customer information, to protect against anticipated threats or hazards to the security or integrity of such information, and to protect against unauthorized access to or use of such information that could result in substantial harm or inconvenience to any customer.

The Consumer Financial Protection Bureau

The Dodd-Frank Act created the Consumer Financial Protection Bureau (the “CFPB”), which is an independent bureau with broad authority to regulate the consumer finance industry, including regulated financial institutions, non-banks and others involved in extending credit to consumers. The CFPB has authority through rulemaking, orders, policy statements, guidance, and enforcement actions to administer and enforce federal consumer financial laws, to oversee several entities and market segments not previously under the supervision of a federal regulator, and to impose its own regulations and pursue enforcement actions when it determines that a practice is unfair, deceptive, or abusive. The federal consumer financial laws and all of the functions and responsibilities associated with them, many of which were previously enforced by other federal regulatory agencies, were transferred to the CFPB on July 21, 2011. While the CFPB has the power to interpret, administer, and enforce federal consumer financial laws, the Dodd-Frank Act provides that the federal banking regulatory agencies continue to have examination and enforcement powers over the financial institutions that they supervise relating to the matters within the jurisdiction of the CFPB if such institutions have less than $10 billion in assets. The Dodd-Frank Act also gives state attorneys general the ability to enforce federal consumer protection laws.

Mortgage Loan Origination

The Dodd-Frank Act authorizes the CFPB to establish certain minimum standards for the origination of residential mortgages, including a determination of the borrower’s ability to repay. Under the Dodd-Frank Act and the implementing final rule adopted by the CFPB (the “ATR/QM Rule”), a financial institution may not make a residential mortgage loan to a consumer unless it first makes a “reasonable and good faith determination” that the consumer has a “reasonable ability” to repay the loan. In addition, the ATR/QM Rule limits prepayment penalties and permits borrowers to raise certain defenses to foreclosure if they receive any loan other than a “qualified mortgage,” as defined by the CFPB. For this purpose, the ATR/QM Rule defines a “qualified mortgage” to include a loan with a borrower debt-to-income ratio of less than or equal to 43% or, alternatively, a loan eligible for purchase by Fannie Mae or Freddie Mac while they operate under federal conservatorship or receivership, and loans eligible for insurance or guarantee by the Federal Housing Administration, Veterans Administration, or United States Department of Agriculture. Additionally, a qualified mortgage may not: (i) contain excess upfront points and fees; (ii) have a term greater than 30 years; or (iii) include interest-only or negative amortization payments. The ATR/QM Rule specifies the types of income and assets that may be considered in the ability-to-repay determination, the permissible sources for verification, and the required methods of calculating the loan’s monthly payments. The ATR/QM Rule became effective January 10, 2014.

In addition, Section 941 of the Dodd-Frank Act amended the Exchange Act to require sponsors of asset-backed securities (ABS) to retain at least 5 percent of the credit risk of the assets underlying the securities and generally prohibits sponsors from transferring or hedging that credit risk. In October 2014, the federal banking regulatory agencies adopted a final rule to implement this requirement (the “Risk Retention Rule”). Among other things, the Risk Retention Rule (i) requires a securitizer to retain not less than 5 percent of the credit risk of any asset that the securitizer, through the issuance of an ABS, transfers, sells, or conveys to a third party and (ii) prohibits a securitizer from directly or indirectly hedging or otherwise transferring the credit risk that the securitizer is required to retain. In certain situations, the final rule allows securitizers to allocate a portion of the risk retention requirement to the originator(s) of the securitized assets, if an originator contributes at least 20 percent of the assets in the securitization. The Risk Retention Rule also provides an exemption to the risk retention requirements for an ABS collateralized exclusively by qualified residential mortgages (“QRMs”), and ties the definition of a QRM to the definition of a “qualified mortgage” established by the CFPB for purposes of evaluating a consumer’s ability to repay a mortgage loan. The federal banking agencies have agreed to review the definition of QRMs in 2019, following the CFPB’s own review of its “qualified mortgage” regulation. The Risk Retention Rule will take effect in December 2015, one year after its publication in the Federal Register.

Mortgage Loan Servicing

On January 17, 2013, the CFPB issued a series of final rules as part of an ongoing effort to address mortgage servicing reforms and create uniform standards for the mortgage servicing industry. The rules contain additional requirements for communications with borrowers, address the maintenance of customer account records, govern procedures for responding to written borrower requests and complaints of errors, and provide guidance regarding servicing delinquent loans, foreclosure proceedings, and loss mitigation efforts, among other measures. These rules became effective on January 10, 2014 and have in general led to increased costs to service loans across the mortgage industry.

The Volcker Rule

On December 10, 2013, five federal financial regulatory agencies, including the Federal Reserve and the OCC, adopted final rules implementing the so-called “Volcker Rule” embodied in Section 13 of the BHCA, which was added by Section 619 of the Dodd-Frank Act. The Volcker Rule completes the process begun in October 2011, when the agencies introduced proposed implementing rules for comment. In general, the Volcker Rule prohibits banking entities from (i) engaging in short-term proprietary trading for their own accounts, and (ii) having certain ownership interests in, and relationships with, hedge funds or private equity funds. The Volcker Rule is intended to provide greater clarity with respect to both the extent of those primary prohibitions and the related exemptions and exclusions.

The Volcker Rule also requires each regulated entity to establish an internal compliance program that is consistent with the extent to which it engages in activities covered by the Volcker Rule, which must include (for the largest entities) making regular reports about those activities to regulators. Community and small banks are afforded some relief under the Volcker Rule. If such banks are engaged only in exempted proprietary trading, such as trading in United States government, agency, state, and municipal obligations, they are exempt entirely from compliance program requirements. Moreover, even if a community or small bank engages in proprietary trading or covered fund activities under the rule, it is only required to incorporate references to the Volcker Rule into its existing policies and procedures. The Volcker Rule was effective as of April 1, 2014, but the conformance period was extended from its statutory end date of July 21, 2014 until July 21, 2015.

Other Provisions of the Dodd-Frank Act

The Dodd-Frank Act, which became law on July 21, 2010, implements far-reaching changes across the financial regulatory landscape. In addition to the reforms previously mentioned, the Dodd-Frank Act also:

•	requires bank holding companies and banks to be both well capitalized and well managed in order to acquire banks located outside their home state and requires any bank holding company electing to be treated as a financial holding company to be both well managed and well capitalized;

•	eliminates all remaining restrictions on interstate banking by authorizing national and state banks to establish de novo branches in any state that would permit a bank chartered in that state to open a branch at that location;

•	repeals Regulation Q, the federal prohibition on the payment of interest on demand deposits, thereby permitting depository institutions to pay interest on business transaction and other accounts;

•	enhances insider transaction limitations by strengthening loan restrictions to insiders and restricting certain asset sales to and from an insider to an institution, including requirements that such sales be on market terms and, in certain circumstances, approved by the institution’s board of directors; and

•	strengthens the previous limits on a depository institution’s credit exposure to one borrower (whether a person or group of related persons) in an amount exceeding certain thresholds, by expanding the scope of these restrictions to include credit exposure arising from derivative transactions, repurchase agreements, and securities lending and borrowing transactions.

Although a significant number of the rules and regulations mandated by the Dodd-Frank Act have been finalized, many of the new requirements called for have yet to be implemented and will likely be subject to implementing regulations over the course of several years. Given the uncertainty associated with the manner in which the provisions of the Dodd-Frank Act will be implemented by the various agencies, the full extent of the impact such requirements will have on financial institutions’ operations is unclear.

Federal Home Loan Bank Membership

NBC is a member of the Federal Home Loan Bank of Atlanta (the “FHLBA”). Each member of the FHLBA is required to maintain a minimum investment in the Class B stock of the FHLBA. The Board of Directors of the FHLBA can increase the minimum investment requirements if it concludes that additional capital is required to allow it to meet its own regulatory capital requirements. Any increase in the minimum investment requirements outside of specified ranges requires the approval of the Federal Housing Finance Agency. Because the extent of any obligation to increase the level of investment in the FHLBA depends entirely on the occurrence of a future event, NCC and NBC are unable to determine the extent of future required potential payments to the FHLBA at this time. Additionally, in the event that a member financial institution fails, the right of the FHLBA to seek repayment of funds loaned to that institution will take priority (a super lien) over the rights of all other creditors.

Other Laws and Regulations

NCC’s and NBC’s operations are subject to several additional laws, some of which are specific to banking and others of which are applicable to commercial operations generally. For example, with respect to lending practices, NCC and NBC are subject to the following laws and regulations, among several others:

•	Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;

•	Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the general public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

•	Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed, or other prohibited factors in extending credit;

•	Fair Credit Reporting Act of 1978, as amended by the Fair and Accurate Credit Transactions Act, governing the use and provision of information to credit reporting agencies, certain identity theft protections, and certain credit and other disclosures;

•	Fair Debt Collection Practices Act, governing the manner in which consumer debts may be collected by collection agencies;

•	Real Estate Settlement Procedures Act, requiring certain disclosures concerning loan closing costs and escrows, and governing transfers of loan servicing and the amounts of escrows in connection with loans secured by one-to-four family residential properties;

•	Bank Secrecy Act, as amended by the USA PATRIOT Act, imposing requirements and limitations on specific financial transactions and account relationships, intended to guard against money laundering and terrorism financing;

•	Rules and regulations established by the National Flood Insurance Program;

•	Sections 22(g) and 22(h) of the Federal Reserve Act which set lending restrictions and limitations regarding loans and other extensions of credit made to executive officers, directors, principal stockholders, and other insiders; and

•	Rules and regulations of the various federal agencies charged with the responsibility of implementing these federal laws.

NBC’s deposit operations are subject to federal laws applicable to depository accounts, including:

•	Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;

•	Truth-In-Savings Act, requiring certain disclosures for consumer deposit accounts;

•	Electronic Funds Transfer Act and Regulation E of the Federal Reserve, which govern automatic deposits to and withdrawals from deposit accounts and customers’ rights and liabilities arising from the use of automated teller machines and other electronic banking services; and

•	Rules and regulations of the various federal agencies charged with the responsibility of implementing these federal laws.

NCC and NBC are also subject to a variety of laws and regulations that are not limited to banking organizations. For example, in lending to commercial and consumer borrowers, and in owning and operating its own property, NBC is subject to regulations and potential liabilities under state and federal environmental laws. In addition, NCC and NBC must comply with privacy and data security laws and regulations at both the federal and state level.

NCC and NBC are heavily regulated by regulatory agencies at the federal and state levels. Like most of their competitors, NCC and NBC have faced and expect to continue to face increased regulation and regulatory and political scrutiny, which creates significant uncertainty for NCC and NBC, as well as for the financial services industry in general.

Enforcement Powers

The Financial Institution Reform Recovery and Enforcement Act (FIRREA), expanded and increased the penalties available for use by the federal regulatory agencies against depository institutions and certain

“institution-affiliated parties.” Institution-affiliated parties primarily include management, employees, and agents of a financial institution, as well as independent contractors and consultants, such as attorneys, accountants, and others who participate in the conduct of the financial institution’s affairs. An institution can be subject to an enforcement action or civil penalties due to the failure to timely file required reports, the filing of false or misleading information, the submission of inaccurate reports, or engaging in other unsafe or unsound banking practices.

FIRREA provided regulators with greater flexibility to commence enforcement actions against institutions and institution-affiliated parties and to terminate an institution’s deposit insurance. It also expanded the power of banking regulatory agencies to issue regulatory orders. Such orders may, among other things, require affirmative action to correct any harm resulting from a violation or practice, including restitution, reimbursement, indemnification, or guarantees against loss. A financial institution may also be ordered to restrict its growth, dispose of certain assets, rescind agreements or contracts, or take other actions as determined by the ordering agency to be appropriate. The Dodd-Frank Act increases regulatory oversight, supervision and examination of banks, bank holding companies, and their respective subsidiaries by the appropriate regulatory agency.

Future Legislation and Regulation

Regulators have increased their focus on the regulation of the financial services industry in recent years, leading in many cases to greater uncertainty and compliance costs for regulated entities. For example, the provisions of the Dodd-Frank Act could require NCC and NBC to make material expenditures, particularly in the form of personnel training costs and additional compliance expenses. NCC and NBC also may be required to change certain of their business practices in order to comply with the Dodd-Frank Act and its implementing regulations, which in turn could adversely affect their ability to pursue business opportunities that they might otherwise consider pursuing, cause business disruptions, or have other impacts that are as of yet unknown. Failure to comply with these laws or regulations, even if inadvertent, could result in negative publicity, fines, or additional expenses.

Furthermore, proposals that could substantially intensify the regulation of the financial services industry have been and are expected to continue to be introduced in the United States Congress, in state legislatures, and by applicable regulatory authorities. These proposals may change banking statutes and regulations and the operating environment for financial services firms in substantial and unpredictable ways. If enacted, these proposals could increase or decrease the cost of doing business, limit or expand permissible activities or affect the competitive balance among banks, savings associations, credit unions, and other financial institutions. NCC and NBC cannot predict whether any of these proposals will be enacted and, if enacted, the effect that these proposals, or any implementing regulations, would have on their business, results of operations, or financial condition.

DESCRIPTION OF NCC CAPITAL STOCK

The following descriptions are summaries of the material terms of NCC’s certificate of incorporation and bylaws. Because it is a summary, it may not contain all the information that is important to you. Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, NCC’s certificate of incorporation and bylaws, copies of which are filed with the SEC as exhibits to the registration statement of which this document is a part, and applicable law. The terms of these securities may also be affected by the provisions of the Delaware General Corporation Law, as amended (the “DGCL”).

Please note that, with respect to any NCC shares held in book-entry form through The Depository Trust Company or any other share depositary, the depositary or its nominee will be the sole registered and legal owner of those shares, and references hereunder to any “stockholder” or “holder” of those shares means only the depositary or its nominee. Persons who hold beneficial interests in shares of NCC common stock through a depositary will not be registered or legal owners of those shares and will not be recognized as such for any purpose. For example, only the depositary or its nominee will be entitled to vote the shares held through it, and any dividends or other distributions to be paid, and any notices to be given, in respect of those shares will be paid or given only to the depositary or its nominee. Owners of beneficial interests in those shares will have to look solely to the depositary with respect to any benefits of share ownership, and any rights they may have with respect to those shares will be governed by the rules of the depositary, which are subject to change from time to time. NCC has no responsibility for those rules or their application to any interests held through the depositary.

General

NCC’s authorized capital stock consists of common stock and preferred stock. NCC is currently authorized to issue 30,000,000 shares of common stock, $0.01 par value per share, of which 9,438,541 shares are currently outstanding. As of September 11, 2015, there were approximately 686 record holders of NCC’s common stock. In addition, NCC is authorized to issue 250,000 shares of preferred stock, $0.01 par value per share, of which no shares are currently outstanding. Options to purchase 322,086 shares of our common stock under the Incentive Plan and the United Group Banking Company of Florida, Inc. Officers’ and Employees’ Stock Option Plan were outstanding as of September 11, 2015, 150,528 additional shares of our common stock were subject to outstanding performance awards under the Incentive Plan, an additional 117,472 shares of our common stock were reserved for issuance under the Incentive Plan and approximately 5,804 shares were potentially issuable under the Deferral Plan. Such underlying shares have been reserved for issuance. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and non-assessable.

Voting Rights

Each owner of NCC’s common stock is entitled to one vote per share on any matter on which stockholders generally are entitled to vote, including the election of directors. Neither NCC’s certificate of incorporation nor its bylaws provide for cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of NCC’s common stock can elect all of the directors standing for election, and the holders of the remaining shares are not able to elect any directors. NCC’s certificate of incorporation and bylaws may be amended at any regular or special meeting of stockholders by the affirmative vote of a majority of the voting interest in the outstanding stock, unless applicable law requires otherwise. NCC’s bylaws provide that NCC’s board of directors may call a special meeting of stockholders at any time.

Dividends

Owners of NCC’s common stock will be entitled to dividends paid by NCC when and if declared by NCC’s board of directors from legally available funds, and subject to the rights of any outstanding class or series of preferred stock. The determination and declaration of dividends is entirely within the discretion of the board, subject to certain limitations under state law and rules and limitations imposed by federal regulators. Holders of NCC’s common stock shall share equally on a per share basis in any such dividends or distributions.

Liquidation or Dissolution

In the event of NCC’s liquidation, dissolution, or winding up, the owners of NCC’s common stock shall be entitled to receive, in cash or in kind, assets that are remaining after payment or provision for payment of NCC’s debts and liabilities and any amounts owed to holders of NCC’s preferred stock. Owners of NCC’s common stock shall receive such assets ratably in proportion to the number of shares held by them.

Preemptive Rights

Owners of NCC’s common stock do not have any preemptive rights to subscribe for additional shares of common stock when NCC offers additional shares for sale. The rights, preferences, and privileges of holders of common stock are subject to, and may be impacted by, the rights of the holders of shares of any series of preferred stock that NCC may designate and issue in the future.

Other

NCC’s stockholders have no conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to NCC’s common stock.

Director Nominations

Nominations for election to NCC’s board of directors may be made by the board or by any stockholder of any outstanding class of NCC’s capital stock that is entitled to vote for election of directors. Nominations other than those made by or on behalf of the existing management must be made in writing and be delivered or mailed to NCC’s corporate secretary no less than 120 days nor more than 150 days prior to the first anniversary of the preceding year’s annual meeting, subject to certain exceptions as set forth in NCC’s bylaws. Such notification must contain certain information about both the nominator and the nominee, including, with respect to any nominee:

•	all information relating to the nominee that would be required to be disclosed in a proxy statement in accordance with Regulation 14A under the Exchange Act;

•	a notarized affidavit from the proposed nominee addressing the nominee’s willingness to serve, eligibility for election, and consent to being named in the proxy statement as a nominee;

•	information concerning certain compensation and other monetary agreements between the nominator and the nominee, as well as their affiliated parties;

•	a description of any voting commitments and/or any other arrangements or obligations by which the proposed nominee would be bound as a director;

•	a completed questionnaire regarding such person, which may be obtained from NCC’s corporate secretary, relating to the stock exchange listing requirements for director independence that are applicable to NCC; and

•	any other information relating to such person that is required pursuant to any other applicable laws or rules or regulations of any governmental authority or of any national securities exchange or similar body overseeing any trading market on which shares of NCC’s common stock may be traded.

NCC’s stockholders may also recommend director candidates for inclusion by the board in the slate of nominees that the board recommends to NCC’s stockholders for election by following certain procedures set forth in the company’s corporate governance guidelines.

Preferred Stock

NCC currently has no shares of preferred stock outstanding. Under NCC’s certificate of incorporation, the board of directors is authorized, without further action by NCC’s stockholders, to issue shares of preferred stock in one or more classes or series. The board may fix the rights, preferences, and privileges of the preferred stock, along with any limitations or restrictions, including voting rights, dividend rights, conversion rights, redemption privileges, and liquidation preferences of each class or series of preferred stock. The preferred stock could have voting or conversion rights that could adversely affect the voting power or other rights of holders of common stock. The issuance of preferred stock could also have the effect, under certain circumstances, of delaying, deferring, or preventing a change in control of NCC.

Amendment of Certificate of Incorporation and Bylaws

NCC’s certificate of incorporation and any provision therein may be amended, altered, changed, or repealed in the manner prescribed by statute. NCC’s bylaws may be altered, amended, or repealed, and new bylaws made, by the board, but NCC’s stockholders may make additional bylaws and may alter and repeal any bylaws whether adopted by them or otherwise.

Exclusive Forum

NCC’s certificate of incorporation provides that its governing documents and internal affairs shall be governed by and interpreted under the laws of the State of Delaware, excluding its conflict of laws principles. The certificate of incorporation also provides that, unless NCC consents in writing to the selection of an alternative forum, a state court located within the State of Delaware (or, if no such court has jurisdiction, the Federal District Court for the District of Delaware) shall be the exclusive forum for (i) any derivative action or proceeding brought on NCC’s behalf, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer, or other employee to NCC or its stockholders, (iii) any action asserting a claim against NCC or any current or former director, officer, or other employee arising pursuant to the DGCL or NCC’s certificate of incorporation or bylaws, or (iv) any action asserting a claim governed by the internal affairs doctrine. NCC’s certificate of incorporation further provides that any person or entity purchasing or otherwise acquiring any interest in NCC’s capital stock shall be deemed to have notice of and to have consented to this provision.

Although NCC believes that the exclusive forum provision of its certificate of incorporation benefits the company by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against NCC’s directors and officers. The enforceability of similar exclusive forum provisions in other companies’ governing documents has been challenged in legal proceedings and it is possible that, in connection with any action, a court could find the choice of forum provisions contained in NCC’s certificate of incorporation to be inapplicable or unenforceable in such action.

Limitation on Liability and Indemnification of Directors and Officers

NCC’s certificate of incorporation provides that directors will not be personally liable to NCC or its stockholders for monetary damages for breach of their fiduciary duty as a director, except for (i) breach of their duty of loyalty to NCC or its stockholders, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) payments of unlawful dividends or unlawful stock purchases or redemptions under Section 174 of the DGCL, or (iv) any transaction from which the director derived any improper personal benefit.

NCC’s bylaws provide that NCC shall indemnify and hold harmless, to the fullest extent permitted by the DGCL, its directors and officers against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred in connection with any action, suit, or proceeding , whether civil, criminal, administrative, or investigative, by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of NCC or, while a director or officer, is or was serving at NCC’s request in any position or capacity for any other entity. NCC’s bylaws further provide for the advancement of expenses to directors and officers in defending any proceeding prior to its final disposition; provided, that to the extent required by law, an advancement of expenses will be made only upon receipt of an undertaking to repay all amounts advanced if it is ultimately determined that the director or officer is not entitled to indemnification for such expenses. NCC’s bylaws also permit the board of directors to provide for indemnification and advancement of expenses to NCC’s employees and agents to the extent and in the manner permitted by the DGCL.

NCC’s bylaws also provide that the indemnification rights set forth in the bylaws are not exclusive of other indemnification rights to which an indemnified party may be entitled under any statute, rule of law, provision in NCC’s certificate of incorporation or bylaws, agreement, vote of stockholders or disinterested directors, or otherwise. In this regard, NCC has entered into an indemnification agreement with each of its directors and executive officers that provides a contractual right to indemnification and advancement of expenses. These indemnification agreements require NCC to indemnify its directors and executive officers to the fullest extent permitted by Delaware law and for certain liabilities incurred as a result of actions brought, or threatened to be brought, against such directors and executive officers in connection with their duties, subject to certain limitations. NCC is also required to advance expenses to its directors and executive officers upon request to the fullest extent permitted by Delaware law and subject to the same restrictions applicable to indemnification payments. The agreements also contain various covenants by NCC regarding the maintenance of directors’ and officers’ liability insurance.

NCC’s bylaws authorize NCC to purchase and maintain insurance on behalf of its directors, officers, employees, and agents, and persons serving at NCC’s request in any position or capacity for any other entity, against any liability asserted against or incurred by him or her, or arising out of his or her status as such, whether or not NCC would have the power or obligation to indemnify such person against the liability.

NCC is not aware of any pending or threatened action, suit, or proceeding involving any of its directors or officers for which indemnification from NCC may be sought.

Anti-Takeover Effects of Provisions of the DGCL, Federal Reserve Regulations, and NCC’s Certificate of Incorporation and Bylaws

The DGCL, Federal Reserve regulations, and NCC’s certificate of incorporation and bylaws contain a number of provisions that may delay, defer, prevent, or render more difficult a change of control or an unsolicited acquisition proposal that NCC’s stockholders might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by NCC’s stockholders. Even in the absence of an unsolicited acquisition proposal, these provisions may also adversely affect the prevailing market price for NCC’s common stock if they are viewed as limiting the liquidity of NCC’s common stock or discouraging takeover attempts in the future.

Federal Reserve Requirements. Under Federal Reserve regulations, takeover attempts, business combinations, and certain acquisitions of NCC’s common stock may require the prior approval of or notice to the Federal Reserve. If a company seeks to acquire, either acting alone or in concert with others, 25% or more of any class of NCC’s voting stock, acquire control of the election or appointment of a majority of the directors on the NCC’s board of directors, or exercise a controlling influence over NCC’s management or policies, it would be required to obtain the prior approval of the Federal Reserve. In addition, if any individual seeks to acquire, either acting alone or in concert with others, 25% or more of any class of NCC’s voting stock, the individual generally is required to provide 60 days’ prior notice to the Federal Reserve. An individual (and also a company not otherwise required to obtain Federal Reserve approval to control NCC) is presumed to control NCC, and therefore generally required to provide 60 days’ prior notice to the Federal Reserve, if the individual (or such company) acquires 10% or more of any class of NCC’s voting stock, although the individual (or such company) may seek to rebut the presumption of control based on the facts surrounding the acquisition.

Number of Directors. NCC’s bylaws provide that the number of directors will be fixed exclusively pursuant to a resolution adopted by the board of directors, provided that the board shall consist of not fewer than three nor more than 20 individuals. The board currently consists of 12 members. The inability of stockholders to directly determine the number of directors on the board may diminish the attractiveness of NCC’s common stock to a potential purchaser.

Authorized but Unissued or Undesignated Capital Stock. NCC’s authorized capital stock currently consists of 30,000,000 shares of common stock and 250,000 shares of preferred stock. A large quantity of authorized but unissued shares may deter potential takeover attempts because of the ability of the board to authorize the issuance of some or all of these shares to a friendly party, or to the public, which would make it more difficult for a potential acquirer to obtain control of NCC. This possibility may encourage persons seeking to acquire control of NCC to negotiate first with the board. The authorized but unissued stock may be issued by the board in one or more transactions. In this regard, NCC’s certificate of incorporation grants the board broad power to establish the rights and preferences of authorized and unissued preferred stock. The issuance of shares of preferred stock pursuant to the authority of the board as described above could decrease the amount of earnings and assets available for distribution to owners of NCC’s common stock, may adversely affect the rights and powers, including voting rights, of such holders, and may have the effect of delaying, deferring, or preventing a change of control of NCC. The preferred stock could also be used in connection with the issuance of a stockholder rights plan, sometimes referred to as a “poison pill.” The board is able to implement a stockholder rights plan without further action by stockholders. NCC’s board of directors does not currently intend to seek stockholder approval prior to any issuance of preferred stock, unless otherwise required by law.

Action by Written Consent. NCC’s certificate of incorporation provides that stockholder action can be taken only at an annual meeting or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. Furthermore, the bylaws provide that special meetings of stockholders may be called only by NCC’s board of directors or the chairman thereof and prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. However, holders of NCC’s preferred stock may take action by written consent to the extent, if any, provided in the terms of the class or series of their respective shares. The limitation on the ability of owners of NCC’s common stock to call a special meeting and to take action without a meeting, as well as the discrepancy between the rights of common stock and preferred stock with respect to action by written consent, may diminish the relative value of NCC’s common stock.

Advance Notice Procedures. NCC’s bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of NCC’s board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide the company with certain information. Generally, to be timely, a stockholder’s notice must be received at NCC’s principal executive offices not earlier than the close of business 150 days prior, and not later than the close of business 120 days before, the first anniversary date of the immediately preceding annual meeting of stockholders. NCC’s bylaws also specify requirements as to the form and content of a stockholder’s notice. Under NCC’s bylaws, the board of directors may adopt by resolution the rules and regulations for the conduct of meetings. Except to the extent inconsistent with such rules and regulations adopted by the board, the person presiding over the meeting of stockholders shall have the right to adopt rules and regulations for the conduct of such meeting, which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay, or discourage a potential acquirer from conducting a solicitation of proxies to elect such potential acquirer’s own slate of directors or otherwise attempting to influence or obtain control of NCC.

Removal and Replacement of Directors. NCC’s bylaws provide that, unless otherwise required by law or NCC’s certificate of incorporation, any newly created directorship resulting from an increase in the authorized number of directors or any vacancy in the board resulting from any cause may be filled only by the affirmative vote of a majority of the directors then in office, even if less than a quorum (and not by stockholders), unless all of the directors have been removed. This provision limiting the ability of stockholders to replace directors in situations other than the annual election of directors could make it more difficult for existing stockholders or another party to effect a change in NCC’s management or governance.

Business Combinations with Interested Stockholders. Section 203 of the DGCL, which regulates corporate takeovers, provides that corporations may not engage in certain “business combinations” with any “interested stockholder” for a period of three years following the date that the stockholder became an interested stockholder, unless certain requirements are satisfied or the corporation’s certificate of incorporation or bylaws contains an express election not to be governed by Section 203.

Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is any entity or person beneficially owning 15% or more of NCC’s outstanding shares entitled to vote generally in the election of directors or any entity or person affiliated with or controlling or controlled by any of these entities or persons and who beneficially owned 15% or more of NCC’s outstanding shares entitled to vote generally in the election of directors at any time within the three-year period immediately prior to the date of the determination.

Neither NCC’s certificate of incorporation nor its bylaws contains an express election not to be governed by Section 203. Under certain circumstances, the absence of this election will make it more difficult for a person who would be an interested stockholder to effect various business combinations with NCC for a three-year period, because such person’s ability to do so will depend upon the existence of one or more of the circumstances listed in the statute rather than a provision in NCC’s governing documents. In addition, entities interested in acquiring the company may be incentivized to negotiate in advance with NCC’s board of directors, because the statute allows a potential acquirer to bypass stockholder approval if the board approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder.

These provisions also may have the effect of preventing changes in NCC’s board of directors and may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

The foregoing provisions (or the absence thereof, as the case may be) may have the effect of deterring hostile takeovers or delaying or preventing changes in NCC’s management or control of NCC, such as a merger, reorganization or tender offer. In general, NCC’s certificate of incorporation and bylaws are structured in a way that enhances the likelihood of continued stability in the composition of NCC’s board of directors and its policies and discourages certain types of transactions that may involve an actual or threatened acquisition by another party. The provisions of NCC’s certificate of incorporation and bylaws tend to reduce the company’s vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for NCC’s shares and, as a consequence, may also inhibit fluctuations in the market price of NCC’s shares of common stock that could result from actual or rumored takeover attempts.

Transfer Agent and Registrar

Broadridge Corporate Issuer Solutions, Inc. is the transfer agent and registrar for NCC’s common stock. The transfer agent’s address is 51 Mercedes Way, Edgewood, New York 11717.

Listing and Trading Market for Common Stock

NCC’s common stock is listed on the Nasdaq Global Select Market under the symbol “NCOM.”

COMPARISON OF RIGHTS OF NCC STOCKHOLDERS AND REUNION STOCKHOLDERS

If the merger is completed, holders of Reunion common stock will receive shares of NCC’s common stock in exchange for any shares of Reunion common stock that are not converted into the right to receive cash pursuant to the terms of the merger agreement. Reunion is a banking corporation organized under the laws of the State of Florida, and NCC is a corporation organized under the laws of the State of Delaware. The following is a summary comparison of certain provisions of Florida and Delaware law, as well as the governing documents of Reunion and NCC, particularly as they relate to the rights of Reunion stockholders under the Florida Business Corporation Act (the “FBCA”) and the Florida Banking Code, as well as Reunion’s articles of incorporation and bylaws, and the rights of NCC’s stockholders under Delaware law and NCC’s certificate of incorporation and bylaws.

While NCC believes that this summary provides a comparison of the material provisions of Florida and Delaware law and of the governing documents of Reunion and NCC, it may not contain all of the information that is important to you. NCC urges you to read the governing documents of each company and the provisions of Florida and Delaware law that are relevant to a full understanding of the governing documents, fully and in their entirety. NCC has previously filed copies of its certificate of incorporation and bylaws with the SEC. Copies of Reunion’s articles of incorporation and bylaws are available from Reunion upon written request.

Reunion	NCC
CAPITAL STOCK
Authorized Capital Stock:

The Florida Banking Code provides that a Florida bank may issues shares of capital stock only if such shares have a par value of at least $1 per share, are issued at a price at least equal to par value, and are fully paid in cash prior to issuance. The issuance of any previously authorized but unissued shares may be done only upon the approval of the Florida Office of Financial Regulation (the “FOFR”), and only in order to (i) provide for stock options and warrants, (ii) declare or pay a stock dividend; or (iii) to increase the capital of the bank. Likewise, the issuance of preferred stock by a Florida bank requires the approval of the FOFR both with respect to its issuance and as to its par value. All stock of the same class must have the same rights, options, warrants, and benefits as all other shares within the class.

Reunion’s articles of incorporation authorize the issuance of 5,000,000 shares of common stock, par value $5.00 per share, and no shares of preferred stock.

As of September 11, 2015, there were 2,301,773 shares of Reunion common stock outstanding.

NCC’s certificate of incorporation authorizes the issuance of 30,000,000 shares of common stock, par value $0.01 per share, and 250,000 shares of preferred stock, par value $0.01 per share.

As of September 11, 2015, NCC had 9,438,541 shares of common stock and no shares of preferred stock outstanding.

Assuming that (i) no holders of Reunion common stock dissent from the merger, (ii) there is no adjustment to the exchange ratio, (iii) the number of shares of Reunion common stock with respect to which cash is elected equals the maximum number permitted under the merger agreement, and (iv) the holders of all options to purchase shares of Reunion common stock exercise such options immediately following the consummation of the merger by paying the exercise price in cash, the holders of Reunion common stock and options will have the right to receive, in the aggregate, a maximum of 1,547,521 shares of NCC common stock as a result of the merger.

Reunion	NCC
Voting Rights (Other than Election of Directors):

The FBCA provides that, unless the articles of incorporation or the FBCA provides otherwise, each outstanding share, regardless of class, is entitled to one vote on each matter submitted to a vote at a meeting of stockholders. Under the FBCA, if a quorum exists, action on a matter (other than the election of directors) by the stockholders is approved if the votes cast favoring the action exceed the votes cast opposing the action, unless the articles of incorporation or the FBCA requires a greater number of affirmative votes.

Reunion’s bylaws contain provisions consistent with those set forth in the FBCA.

The DGCL provides that, unless otherwise set forth in a corporation’s certificate of incorporation, each stockholder is entitled to one vote for each share of capital stock held by such stockholder. Except as otherwise required by the DGCL or by the certificate of incorporation or bylaws, under the DGCL, all matters brought before a stockholders’ meeting require the affirmative vote of the majority of the shares present in person or represented by proxy and entitled to vote at a stockholders’ meeting at which a quorum is present.

NCC’s certificate of incorporation provides that each record holder of common stock is entitled to one vote for each share held. The voting rights, if any, of the holders of NCC preferred stock remain undetermined until fixed by resolution of NCC’s board of directors.

NCC’s bylaws provide that, except as otherwise provided by law, its certificate of incorporation or its bylaws or in respect of the election of directors, all matters to be voted on by its stockholders must be approved by a majority of the shares present in person or by proxy at the meeting and entitled to vote on the matter.

Preemptive Rights:

Under the FBCA, stockholders of a corporation do not have a preemptive right to acquire the corporation’s unissued shares or the corporation’s treasury shares, except in each case to the extent the articles of incorporation so provide. Reunion’s articles of incorporation do not provide preemptive rights to Reunion’s stockholders.

Under the DGCL, stockholders of a corporation are denied preemptive rights unless such rights are expressly granted to stockholders in the certificate of incorporation. NCC’s certificate of incorporation does not provide for preemptive rights.

Dividends:

The Florida Banking Code provides that a Florida bank may declare and pay a quarterly, semiannual or annual dividend to the extent that such dividend does not exceed the aggregate of the bank’s net profits for that period (after charging off bad debts, depreciation, and other worthless assets, if any, and making provision for reasonably anticipated future losses on loans and other assets) combined with its retained net profits of the preceding two years. With the approval of the FOFR, the bank may declare a dividend from retained net profits that accrued prior to the preceding two years,

Under the DGCL, a corporation may pay dividends to the extent of its surplus, and, if no surplus is available, dividends may be paid to the extent of its net profits for the current and/or preceding fiscal year. Dividends may not be declared, however, if the corporation’s capital has been diminished to an amount less than the aggregate amount of all capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets. Substantially all of the funds available for the payment of dividends by NCC are derived from

Reunion	NCC

subject to a requirement that the bank first transfer 20% of its net profits for such preceding period covered by the dividend to its surplus fund, until the amount in the surplus fund is at least equal to the amount of the bank’s common and preferred stock then issued and outstanding. The bank may not declare a dividend (i) at any time at which its net income from the current year combined with the retained net income from the preceding two years is a loss or (ii) that would cause the capital accounts of the bank to fall below the minimum amount required by law, regulation, order, or any written agreement with the FOFR or a state or federal regulatory agency. A bank that has been determined to be imminently insolvent may not pay a dividend.

Neither Reunion’s articles of incorporation nor its bylaws contain any provisions regarding declarations of dividends by the board of directors.

NCC’s bank subsidiary, NBC, and there are various statutory limitations on the ability of NBC to pay dividends to NCC.

NCC’s bylaws provide that dividends, if any, may be declared by the board at any regular or special meeting and may be paid in cash, in property or in shares of stock.

BOARD OF DIRECTORS
Duties of Directors Generally:

The FBCA provides that all corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed under the direction of, its board of directors, subject to any limitation set forth in the articles of incorporation or in an agreement among the stockholders. The FBCA requires that a director shall discharge his or her duties as a director, including his or her duties as a member of a committee in good faith, with the care an ordinarily prudent person in like position would exercise under similar circumstances, and in a manner he or she reasonably believes to be in the best interests of the corporation.

The FBCA further provides that in discharging his or her duties, a director may consider such factors as the director deems relevant, including the long-term prospects and interests of the corporation and its stockholders, and the social, economic, legal, or other effects of any action on the employees, suppliers, customers of the corporation or its subsidiaries, the communities and society in which the corporation or its subsidiaries operate, and the economy of the state and the nation.

Under the FBCA, a director is not liable for any action taken as a director, or any failure to take any action, if he or she performed the duties of his or her office as described above.

The DGCL provides that the business and affairs of every corporation organized under Delaware law will be managed by or under a board or directors, except as may be otherwise provided in the certificate of incorporation.

The standards of conduct for directors have developed through Delaware court case law. Generally, directors of Delaware corporations are subject to a duty of loyalty and a duty of care. The duty of loyalty requires directors to refrain from self-dealing and the duty of care requires directors in managing the corporation’s affairs to use that level of care which ordinarily careful and prudent persons would use in similar circumstances. When directors act consistently with their duties of loyalty and care, their decisions generally are presumed to be valid under the business judgment rule.

Neither the DGCL nor NCC’s certificate of incorporation or bylaws contains provisions specifically allowing directors to consider the interests of other constituencies; however, Delaware case law permits such consideration under certain circumstances, provided that the interests to be considered bear some rational relationship to the interests of the stockholders.

Reunion	NCC
Size of the Board of Directors and Qualifications of Directors:

The Florida Banking Code provides that the board of directors of a Florida bank must consist of at least five directors, each of whom must be elected, except in cases in which a director must be appointed to fill a vacancy. Under the FBCA, the number of directors must be specified in or fixed in accordance with the articles of incorporation or bylaws and may be increased or decreased by amendment to, or in the manner provided in, the articles of incorporation or the bylaws. The Florida Banking Code requires elections to be held at the annual meeting of stockholders or at a special meeting; however, if authorized by the articles of incorporation, a majority of the full board of directors may, at any time during the year following the annual meeting of stockholders, increase the number of directors of the bank by not more than two and appoint persons to fill the resulting vacancies.

The FBCA requires that directors be 18 years of age or older. The Florida Banking Code requires a majority of the directors of a Florida bank to be citizens of the United States during their whole term of service, and at least three-fifths of the directors to have resided in Florida for at least one year preceding their election and to remain residents of Florida during their whole term of office. For banks with total assets of more than $150 million, like Reunion, at least two of the directors who are not also officers of the bank must have had at least one year of direct experience as an executive officer, regulator, or director of a financial institution within the preceding three years. The articles of incorporation or bylaws may prescribe additional qualifications for directors.

Reunion’s bylaws provide that, subject to the requirements described above, the number of directors may be increased or decreased from time to time by action of the board of directors, provided that no such increase or decrease will have the effect of shortening the term of any incumbent director. Reunion’s articles of incorporation provides that a majority of the full board of directors may, at any time during the year following the annual meeting of stockholders, increase the number of directors of the bank by not more than two and appoint persons to fill the resulting vacancies.

Reunion’s board of directors is currently composed of eight members. All directors are elected annually for a one-year term or until a successor is elected and qualified.

The DGCL provides that a corporation’s board of directors must consist of one or more individuals, with the number fixed by, or in the manner provided in, the bylaws or the certificate of incorporation, and where the number is fixed by the certificate of incorporation, a change in the number of directors may be made only by amendment of the certificate.

The DGCL permits the certificate of incorporation or bylaws to prescribe qualifications for directors. NCC’s bylaws provide that, in order to be eligible for election as a director, the candidate must be nominated in accordance with the procedures described in the NCC’s bylaws or corporate governance guidelines, as applicable, and must provide certain prescribed information to NCC.

NCC’s certificate of incorporation and bylaws provide that the board of directors shall consist of such number of members to be fixed from time to time by resolution adopted by the board of directors; provided, however, that the total number of directors may never be less than three or more than 20.

NCC’s board of directors is currently composed of 12 members; however, under the merger agreement, NCC has agreed to take all steps required under its organizational documents to increase the size of the board of directors as of the effective time of the merger, and to appoint Reunion’s designee to the board. All directors are elected annually for a one-year term and until a successor is elected and qualified.

Reunion	NCC
Classification of Board of Directors:

The FBCA permits, but does not require, a classified board of directors and provides that a classified board is to be divided into one, two, or three classes as equal in number of directors as possible, with the term of office of one class expiring each year. If the directors have staggered terms, any increase or decrease in the number of directors is to be apportioned among the classes so as to make all classes nearly as equal as possible.

Reunion does not have a classified board of directors.

The DGCL permits, but does not require, a classified board of directors, which can be divided into two or three classes with staggered terms of office, with only one class of directors standing for election each year.

NCC does not have a classified board of directors.

Stockholder Voting Rights for Election of Directors:

The FBCA requires that, unless otherwise provided in the articles of incorporation, or in a bylaw that fixes a greater voting requirement and that is adopted by the board of directors or the stockholders of a corporation having shares listed on a national securities exchange at the time of adoption, directors must be elected by a plurality of the votes cast by the shares entitled to vote in the election at a stockholders’ meeting at which a quorum is present.

Reunion’s articles of incorporation and bylaws do not provide for a greater voting requirement for the election of directors.

The DGCL provides that, unless the certificate of incorporation or bylaws provide otherwise, the directors of a corporation are elected by a plurality of the votes of the shares present in person or represented by proxy and entitled to vote in the election at a stockholders meeting at which a quorum is present.

NCC’s bylaws provide that election of directors at all meetings of the stockholders at which directors are to be elected shall be by ballot, and a plurality of the votes cast by shares of NCC common stock at any meeting for the election of directors at which a quorum is present shall elect directors.

Cumulative Voting:

The FBCA provides that cumulative voting is not permissible in the election of directors unless a corporation’s articles of incorporation provides otherwise.

Reunion’s articles of incorporation do not provide for cumulative voting in the election of directors.

The DGCL provides that cumulative voting is not permissible in the election of directors unless a corporation’s certificate of incorporation provides otherwise.

NCC’s certificate of incorporation does not provide for cumulative voting in the election of directors.

Stockholder Nominations of Directors:

Neither the articles of incorporation nor the bylaws of Reunion set forth specific procedures or requirements for the nomination of director candidates for election at a meeting of Reunion’s stockholders.	See “Nominations of Director Candidates by Stockholders” on page 109.

Reunion	NCC
Removal of Directors:

The FBCA provides that stockholders may remove one or more directors with or without cause unless the articles of incorporation provide that directors may be removed only for cause. A director may be removed by the stockholders at a meeting of stockholders, provided the notice of the meeting states that the purpose, or one of the purposes, of the meeting is removal of the director.

Reunion’s bylaws contain a removal provision consistent with the corresponding removal provision of the FBCA.

Under the DGCL, a majority of the shares entitled to vote may effect a removal of any director with or without cause.

Vacancies on the Board of Directors:

The FBCA and Reunion’s bylaws provide that a vacancy on a board of directors (including as a result of an increase in the number of directors) may be filled by the affirmative vote of a majority of the remaining directors, though less than a quorum.

The FBCA further provides that such a vacancy may be filled by the stockholders, unless the corporation’s articles of incorporation provide otherwise, and Reunion’s articles of incorporation contain no provision to the contrary.

When any vacancy occurs on NCC’s board of directors, whether as a result of the creation of a new directorship or the death, resignation, retirement, disqualification or removal of a director, a majority of the remaining members of the board may appoint a director to fill such vacancy until the next election of directors.

Liability of Directors and Officers:

The FBCA generally provides that a director is not personally liable for monetary damages to the corporation or any other person for any statement, vote, decision or failure to act regarding corporate management or policy, unless the director breached or failed to perform his duties as a director and the director’s breach of or failure to perform those duties constitutes: (i) a violation of the criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (ii) a transaction from which the director derived an improper personal benefit, either directly or indirectly; (iii) an unlawful distribution; (iv) in a proceeding by or in the right of the corporation or in the right of a stockholder, conscious disregard for the best interest of the corporation, or willful misconduct; or (v) in a proceeding by or in the right of someone other than the corporation or a stockholder, recklessness or an act or omission which was committed in bad faith or

The DGCL provides that a corporation may include in its certificate of incorporation a provision eliminating the liability of a director to the corporation or its stockholders for monetary damages for a breach of the director’s fiduciary duties, except liability for any breach of the director’s duty of loyalty to the corporation or its stockholders, for acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law, for certain unlawful dividends and redemptions and for any transaction from which the director derived an improper personal benefit.

NCC’s certificate of incorporation contains a provision consistent with the DGCL. The NCC certificate of incorporation further provides that any amendment to the DGCL authorizing corporate action that would further eliminate or limit the liability of directors will have the effect of

Reunion	NCC

with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety or property.	eliminating the personal liability of NCC directors to the fullest extent permitted by such amendment. Conversely, any repeal or modification of the provisions of the NCC certificate of incorporation that limit director liability will not adversely affect any right or protection of a director of NCC existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

Indemnification:

The FBCA provides that a corporation may indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation) because such an individual was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation in such a capacity at another corporation, partnership, joint venture, trust, or other enterprise against liability incurred in connection with such proceeding, including any appeal thereof, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

The FBCA further provides that a corporation has the power to indemnify any person who was or is a party to any proceeding by or in the right of the corporation to procure a judgment in its favor because that person is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation in such a capacity at another corporation, partnership, joint venture, trust, or other enterprise, against expenses and amounts paid in settlement not exceeding, in the judgment of the board of directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof. Such indemnification is authorized if such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification with regard to a proceeding by or in the right of the corporation is to be made in respect of any claim, issue, or matter as to which such person has been found liable unless, and only to the extent that, the court in which the proceeding was brought, or any other court of competent

The DGCL provides that a corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner that the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

The DGCL further provides that a corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened,

pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification will be made in respect of any claim,

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jurisdiction, determines upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

Under the FBCA, to the extent that a director, officer, employee, or agent of a corporation has been successful on the merits or otherwise in defense of any proceeding referred to in the preceding two paragraphs, or in defense of any claim, issue, or matter therein, he or she shall be indemnified against expenses actually and reasonably incurred by him or her in connection therewith.

The FBCA provides that any indemnification described above, unless pursuant to a determination by a court, shall be made by the corporation only if indemnification is permitted under the circumstances because the applicable standard of conduct has been met, as determined by: (i) a majority vote of a quorum consisting of directors who were not parties to such proceeding; (ii) a majority vote of a committee duly designated by the board of directors (in which directors who are parties may participate) consisting solely of two or more directors not at the time parties to the proceeding; (iii) by independent legal counsel selected by such a quorum or committee, or in certain cases, by majority vote of the full board of directors (in which directors who are parties may participate); or (iv) a majority vote of a quorum consisting of stockholders who were not parties to such proceeding or, if no such quorum is obtainable, by a majority vote of stockholders who were not parties to such proceeding. Evaluation of the reasonableness of expenses and authorization of indemnification shall be made in the same manner, except that if the determination as to the permissibility of indemnification is made by independent legal counsel, then the persons and groups entitled to select such counsel shall evaluate the reasonableness of expenses and may authorize indemnification.

Expenses incurred by an officer or director in defending a proceeding may be paid by the corporation in advance of the final disposition of such proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if he or she is ultimately found not to be entitled to indemnification by the corporation. Expenses incurred by other employees and agents may be paid in advance upon such terms or conditions that the board of directors deems appropriate.

issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Under the DGCL, to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any proceeding referred to in the preceding two paragraphs, or in defense of any claim, issue, or matter therein, he or she shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith.

NCC’s bylaws provide that its directors, officers and other agents will be indemnified by NCC to the fullest extent authorized by Delaware law as it now exists or may in the future be amended to provide additional indemnification, against all expenses, liabilities and loss incurred in connection with their service as directors, officers or other agents on behalf of the corporation.

NCC’s bylaws further provide for the advancement of expenses to directors and officers in defending any proceeding prior to its final disposition; provided, that to the extent required by law, an advancement of expenses will be made only upon receipt of an undertaking to repay all amounts advanced if it is ultimately determined that the director or officer is not entitled to indemnification for such expenses. The bylaws also permit NCC’s board of directors to provide for indemnification and advancement of expenses to employees and other agents to the extent and in the manner permitted by the DGCL.

NCC’s bylaws also provide that the indemnification rights set forth in the bylaws are not exclusive of other indemnification rights to which an indemnified party may be entitled under any statute, rule of law, provision in NCC’s certificate of incorporation or bylaws, agreement, vote of stockholders or disinterested directors, or otherwise. In this regard, NCC has entered into an indemnification agreement with each of its directors and executive officers that provides a contractual right to indemnification and

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The FBCA permits indemnification and advancement of expenses in addition to that described above, except that no indemnification or advancement may be made if a final adjudication establishes that the party’s acts or omissions were material to the cause of action and constitute: (i) a criminal violation, unless the party had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful; (ii) a transaction from which the party derived an improper personal benefit; (iii) in the case of a director, certain acts related to unlawful distributions; or (iv) in a proceeding by or in the right of the corporation or a shareholder, willful misconduct or a conscious disregard for the best interests of the corporation.

Unless otherwise provided when authorized or ratified, the indemnification and advancement rights described above continue as to a person who has ceased to be a director, officer, employee, or agent and inure to the benefit of his or her heirs, executors, and administrators.

Under the FBCA, unless a corporation’s articles of incorporation provide otherwise, a director, officer, employee, or agent of the corporation with respect to whom a corporation has failed or declined to provide indemnification or advancement may seek a judicial order for indemnification or advancement in certain circumstances, as well as reimbursement for expenses incurred in seeking court-ordered indemnification or advancement.

A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation in such a capacity at another corporation, partnership, joint venture, trust, or other enterprise against any liability asserted against the person and incurred by him or her in any such capacity or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under the provisions of this section.

Reunion’s bylaws contain indemnification provisions similar to foregoing provisions of the FBCA, except that Reunion’s bylaws do not specifically provide for the provision or maintenance of insurance by the bank for the benefit or its directors, officers, employees, or agents.

advancement of expenses. These indemnification agreements require NCC to indemnify its directors and executive officers to the fullest extent permitted by Delaware law and for certain liabilities incurred as a result of actions brought, or threatened to be brought, against such directors and executive officers in connection with their duties, subject to certain limitations. NCC is also required to advance expenses to its directors and executive officers upon request to the fullest extent permitted by Delaware law and subject to the same restrictions applicable to indemnification payments. The agreements also contain various covenants by NCC regarding the maintenance of directors’ and officers’ liability insurance.

NCC’s bylaws authorize NCC to purchase and maintain insurance on behalf of its directors, officers, employees, and agents, and persons serving at NCC’s request in any position or capacity for any other entity, against any liability asserted against or incurred by him or her, or arising out of his or her status as such, whether or not NCC would have the power or obligation to indemnify such person against the liability.

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PROVISIONS AFFECTING CONTROL SHARE ACQUISITIONS AND BUSINESS COMBINATIONS

Change of Control Statute. The Florida Banking Code provides that no person or group of persons may purchase or acquire a controlling interest in a Florida bank and thereby change the control of that bank without obtaining a certificate of approval of such proposed change from the FOFR. Under the Florida Banking Code, a rebuttable presumption of control arises if the acquirer: (i) owns, controls, or has power to vote 25 percent or more of any class of voting securities of the bank; (ii) controls in any manner the election of a majority of the directors of the bank; (iii) owns, controls, or has power to vote 10 percent or more of any class of voting securities of the bank and exercises a controlling influence over the management or policies of the bank; or (iv) is determined by the FOFR, after notice and opportunity for hearing, to directly or indirectly exercises a controlling influence over the management or policies of the bank.

Transactions with Affiliates Statute. Under the Florida Banking Code, the directors, officers, employees and stockholders of a Florida bank generally may not engage or participate in any business or transaction conducted on behalf of or involving the bank that would result in a conflict of that party’s own personal interests with those of the bank, unless: (i) such business or transactions (A) are conducted in good faith and are honest, fair, and reasonable to the bank and are on terms no more favorable than would be offered to a disinterested third party; (B) are fully disclosed to the bank’s board of directors, along with the party’s interest therein; (C) are approved in good faith by the bank’s disinterested directors, with such approval recorded in the bank’s minutes; and (D) do not represent a breach of the financial institution-affiliated party’s fiduciary duty and are not fraudulent, illegal, or ultra vires; and (ii) any profits inuring to the party are not at the expense of the bank and do not prejudice the best interests of the bank in any way. The Florida Banking Code also sets forth specific provisions governing remuneration, asset ownership, purchases of liabilities and voting rights with respect to these parties.

Section 203 of the DGCL is Delaware’s business combination statute. Section 203 is designed to protect publicly traded Delaware corporations from hostile takeovers, by prohibiting a Delaware corporation from engaging in a “business combination” with a person beneficially owning 15% or more of the corporation’s voting stock for three years following the time that such person becomes a 15% beneficial owner, with certain exceptions. A corporation may elect not to be governed by Section 203 of the DGCL. See “Description of NCC Capital Stock – Anti-Takeover Effects of Provisions of the DGCL, Federal Reserve Regulations, and NCC’s Certificate of Incorporation and Bylaws – Business Combinations with Interested Stockholders” on page 207 for additional information.

NCC has not opted out of the protections of Section 203 of the DGCL.

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MEETINGS AND ACTIONS BY STOCKHOLDERS

Ability to Call Special Meetings of Stockholders

The FBCA provides that special meetings may be called by the board of directors, by any person or persons authorized by the articles of incorporation or bylaws and by holders of not less than 10% of all the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting, unless a greater percentage, not to exceed 50%, is required by the articles of incorporation.

Reunion’s bylaws provide that a special meeting will be held at the direction of the chairman of the board of directors, the president, the board of directors, or the holders of at least one-fourth of the shares entitled to be cast on the matter to be considered, if such holders deliver a written demand to Reunion’s secretary describing the purpose for which the meeting is to be held. The call for the meeting will be issued by Reunion’s secretary, unless the person or persons at whose direction the meeting is to be held designates another person to do so.

Under the DGCL, special meetings of stockholders may be called by the board of directors, or by any person or persons authorized to do so by the corporation’s certificate of incorporation or bylaws.

NCC’s bylaws provide that special meetings of stockholders may be called only by a resolution of the board of directors. The bylaws further provide that only such business shall be conducted or considered as shall have been properly brought before the meeting pursuant to NCC’s notice of meeting.

Notice of Meetings of Stockholders:

The FBCA provides that a corporation must notify stockholders of the date, time and place of each annual and special meeting of stockholders no fewer than 10 or more than 60 days before the meeting date. Reunion’s bylaws provide that written notice must be given to each stockholder entitled to vote at such meeting and are consistent with the requirements of the FBCA with respect to the timing of such notice.

Reunion’s bylaws provide that notice of a stockholders’ meeting may be communicated or delivered to any stockholder in person, or by teletype, telegraph or other form of electronic communication, or by mail or courier service, by or at the direction of the chairman of the board, the president, the secretary, or the officer or persons calling the meeting. If notice is mailed, it is considered delivered when deposited in the United States mail, addressed to the stockholder at his address as it appears on the stock transfer books of Reunion, with postage prepaid.

The DGCL provides that written notice of an annual or special meeting must be served upon or mailed to each stockholder entitled to vote at such meeting at least 10 but not more than 60 days prior to the meeting. Such notice must state the location, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at such meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting. A notice of a special meeting must describe the order of business to be addressed at the meeting. In the case of a stockholders meeting called to vote on a merger, consolidation or sale of substantially all of the assets of the corporation, stockholders must be given written notice not less than 20 days before the meeting. NCC’s bylaws provide for stockholder notice consistent with the DGCL.

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Quorum for Stockholder Meetings:

The FBCA generally provides that a quorum for a stockholders’ meeting consists of a majority of shares entitled to vote present in person or represented by proxy at such meeting, unless the articles of incorporation provides otherwise.

Reunion’s articles of incorporation do not alter this requirement.

The DGCL generally provides that a quorum for a stockholders’ meeting consists of a majority of shares entitled to vote present in person or represented by proxy at such meeting, unless the certificate of incorporation or bylaws of the corporation provide otherwise.

NCC’s bylaws provide that generally a majority of the voting power of all outstanding shares entitled to vote at a meeting is necessary and sufficient to constitute a quorum.

Submission of Stockholder Proposals:

Neither the articles of incorporation nor the bylaws of Reunion provide a particular procedure for the submission of proposals to be considered at an annual or special meeting of Reunion’s stockholders.	NCC’s bylaws contain certain requirements for stockholders to follow in connection with making any proposal to be considered at a meeting of stockholders. These requirements are similar to those required for the nomination of directors, as described above. If the stockholder’s notice relates to a proposal of business other than a director nomination, the notice must also set forth (1) a brief description of the business proposed, (2) the reasons for conducting such business, (3) any material interest of such stockholder and beneficial owner, if any, in such business, (4) the text of the proposal and (5) a description of all agreements, arrangements and understandings between the stockholder, the beneficial owners, if any, and any other person related to such business proposal.

Stockholder Action Without a Meeting

The FBCA provides that, unless otherwise provided in the articles of incorporation, action permitted to be taken at an annual or special meeting of stockholders may be taken without a vote if the action is taken by the holders of outstanding stock of each voting group that would be necessary to authorize the action at a meeting. In order to be effective, the action must be evidenced by written consents describing the action taken, dated and signed by the approving stockholders, and delivered to the corporation’s principal office, principal place of business, the corporate secretary or another officer having custody of the records of stockholders’ meetings.

Reunion’s bylaws permit the stockholders of Reunion to take action by written consent in accordance with the standards and procedures described above.

The DGCL provides that, unless otherwise provided in the certificate of incorporation, any action required to be taken at any annual or special meeting of stockholders of a corporation, or any action that may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

NCC’s certificate of incorporation provides that no action of stockholders may be taken without a meeting of stockholders, and the stockholders do not have the power to take any action by written consent.

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Rights of Inspection

List of Stockholders. Under the Florida Banking Code, a Florida bank must maintain at its principal office full and complete records of the names and residences of all of the shareholders of the bank and the number of shares held by each. Such records are subject to the inspection of all shareholders of the bank and state taxation authorities during normal business hours. Such records may not be copied by any person other than in connection with the business of the bank or as otherwise authorized by the FOFR or the bank’s board of directors.

Corporate Books and Records. Under the Florida Banking Code, no Florida bank or affiliate thereof shall permit any stockholder, other than a qualified director, officer, or employee thereof, to have access to, or to examine or inspect, any of the books or records of such bank other than its general statement of condition of its general assets and liabilities, the quarterly reports of condition and quarterly reports of income required to be submitted to the FOFR, and a list of the bank’s stockholders as described above.

List of Stockholders. Under the DGCL, a corporation is required to prepare, at least 10 days prior to a stockholders’ meeting, a list of stockholders entitled to vote at the meeting, arranged in alphabetical order, showing the address of each stockholder and the number of shares registered in the name of each stockholder. The list shall be open to the examination of any stockholder for any purpose germane to the meeting for a period of at least 10 days prior to the meeting either (i) on a reasonably accessible electronic network or (ii) during ordinary business hours, at the principal place of business of the corporation. The list is also required to be made available for inspection during the stockholders’ meeting by any stockholder who is present.

Corporate Books and Records. Under the DGCL, a stockholder has the right during normal business hours to inspect and make copies and extracts from the corporation’s stock ledger, a list of the corporation’s stockholders and other books and records of the corporation, after making a written demand under oath stating the purpose, so long as the purpose is reasonably related to the person’s interest as a stockholder.

RIGHTS OF DISSENTING STOCKHOLDERS

For a description of dissenters’ appraisal rights of Reunion stockholders in connection with the merger and under applicable law, see “Dissenters’ Rights of Appraisal” beginning on page 89.	NCC stockholders are not entitled to vote on the merger described herein and therefore do not have appraisal rights with respect to the merger.

AMENDMENT OF GOVERNING DOCUMENTS

Amendments to Articles or Certificate of Incorporation

The FBCA provides that a corporation’s board of directors may adopt certain minor amendments to a corporation’s articles of incorporation without a stockholder vote. Other proposed amendments to the articles must be submitted to a vote of the stockholders by the board of directors. Unless a greater vote is required by the FBCA, the articles of incorporation or an action of the board in proposing the amendment, an amendment to the articles of incorporation requiring	The DGCL provides that an amendment to a corporation’s certificate of incorporation must be adopted by the board of directors through a resolution setting forth the proposed amendment and that the stockholders must approve the amendment by a majority of outstanding shares entitled to vote (and a majority of the outstanding shares of each class entitled to vote, if any).

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stockholder action must be approved by a majority of the votes entitled to be cast on the amendment by any voting group with respect to which the amendment would create dissenters’ rights, and a majority of the votes cast by any other voting group entitled to vote on the amendment, provided that a quorum of the voting group is present.

Further, the Florida Banking Code provides that a Florida bank’s articles of incorporation may not be amended without the prior written approval of the FOFR.

NCC’s certificate of incorporation provides that any provisions of the certificate of incorporation may be amended, altered, changed or repealed, subject to any requirements or restrictions of the DGCL.

Amendments to the Bylaws:

The FBCA and Florida Banking Code provide that, in general, the directors may adopt, amend or repeal bylaws for the governance of the bank to the extent that such action does not conflict with a bylaw adopted by the stockholders unless the articles of incorporation or the FBCA reserve the power to amend the bylaws generally or a particular bylaw provision exclusively to the stockholders, or the stockholders, in amending or repealing the bylaws generally or a particular bylaw provision, provide expressly that the board may not amend or repeal the bylaws or that bylaw provision. The FBCA further provides that a corporation’s stockholders may amend or repeal the corporation’s bylaws even though the bylaws may also be amended or repealed by its board of directors.

The DGCL provides that the stockholders, and, when provided for in the certificate of incorporation, the board of directors of the corporation, have the power to adopt, amend and repeal the bylaws of a corporation.

NCC’s certificate of incorporation provides that the board of directors is expressly authorized to make, repeal, alter, amend or rescind from time to time any or all of the bylaws. NCC’s bylaws provide that they may be amended, altered or repealed or added to by the board of directors or the stockholders.

STOCKHOLDER RIGHTS PLANS

Reunion does not have a stockholder rights plan currently in effect.	NCC does not have a stockholder rights plan currently in effect.

EXCLUSIVE FORUM

Neither the articles of incorporation nor the bylaws of Reunion contain any provision governing the forum for stockholder derivative actions or other actions against Reunion or any of its directors or officers.	NCC’s certificate of incorporation provides that the certificate of incorporation, bylaws and internal affairs of NCC shall be governed by and interpreted under the laws of the State of Delaware, excluding its conflict of laws principles. Unless NCC consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of NCC, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of NCC to the company or its stockholders, (iii) any

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action asserting a claim against NCC or any current or former director, officer or other employee of NCC arising pursuant to any provision of the DGCL, the certificate of incorporation or the bylaws (as either may be amended from time to time) or (iv) any action asserting a claim against NCC or any current or former director, officer or other employee of NCC governed by the internal affairs doctrine shall be a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware), in all cases subject to the requirement that the court have personal jurisdiction over the indispensable parties named as defendants. NCC or any current or former director or officer of NCC made a party to any actual or threatened action to which the foregoing provision applies shall be entitled to an injunction and/or specific performance without any requirement to post bond. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of NCC shall be deemed to have notice of and to have consented to the foregoing provisions.

LEGAL MATTERS

Maynard, Cooper & Gale, P.C. has provided an opinion to NCC as to the validity of the shares of common stock that NCC will issue in the merger. The material U.S. federal income tax consequences of the merger have also been passed upon by Maynard, Cooper & Gale, P.C. Certain additional legal matters relating to the merger will be passed upon for NCC by Maynard, Cooper & Gale, P.C. and for Reunion by Smith Mackinnon, PA. Members of Maynard, Cooper & Gale, P.C. own shares of NCC common stock representing on an aggregate basis less than 2% of the total number of shares of NCC’s common stock outstanding. A member of Smith Mackinnon, PA owns 5,000 shares of Reunion common stock.

EXPERTS

The consolidated financial statements as of December 31, 2014 and 2013, and for each of the years in the three-year period ended December 31, 2014, for NCC, included beginning on page F-24 of this proxy statement-prospectus, have been audited by Porter Keadle Moore, LLC, NCC’s independent registered public accounting firm, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The financial statements as of December 31, 2014 and 2013, and for each of the years in the two-year period ended December 31, 2014, for Reunion, included beginning on page F-87 of this proxy statement-prospectus, have been audited by Saltmarsh, Cleaveland  & Gund, P.A.

OTHER MATTERS

Reunion’s management is not aware of any other matters to come before the special meeting. If any other matter not mentioned in this proxy statement-prospectus is brought before the special meeting, the persons named in the enclosed form of proxy will have discretionary authority to vote all proxies with respect thereto in accordance with their judgment.

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy statement-prospectuses and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as “householding,” potentially means extra convenience for stockholders and cost savings for companies.

Brokers with account holders who are stockholders of NCC may be “householding” proxy materials, in which case only one proxy statement-prospectus will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that it will be “householding” communications to your address, “householding” will continue until you are notified otherwise or until you revoke your consent.

If, at any time, you no longer wish to participate in “householding” and would prefer to receive a separate proxy statement and annual report, please notify your broker. Likewise, stockholders who would like to request “householding” of their communications should contact their broker.

WHERE YOU CAN FIND MORE INFORMATION

NCC has filed a registration statement on Form S-4 with the SEC that registers the NCC common stock to be issued in the merger. This proxy statement-prospectus is a part of that registration statement and constitutes a prospectus of NCC and a proxy statement of Reunion for its special meeting.

In addition, both NBC and Reunion file quarterly Consolidated Reports of Condition and Income (“Call Reports”) with the FDIC. All Call Reports are publicly available, free of charge, on the FDIC’s website at www.fdic.gov. Each Call Report consists of a Balance Sheet, Income Statement, Changes in Equity Capital and other supporting schedules as of the end of or for the period to which the Call Report relates. The Call Reports are prepared in accordance with regulatory instructions issued by the Federal Financial Institutions Examination Council. These instructions in most, but not all, cases follow GAAP, including the opinions and statements of the Accounting Principles Board and the Financial Accounting Standards Board. These reports are supervisory and regulatory documents, not primarily accounting documents, and do not provide a complete range of financial disclosure about the reporting bank. While the information in these Call Reports is not incorporated in, or otherwise part of, this proxy statement-prospectus, you are nonetheless encouraged to read the information in these documents, as the reports provide important information concerning NBC’s and Reunion’s financial condition and results of operations.

This proxy statement-prospectus does not contain all of the information in the registration statement. Please refer to the registration statement for further information about NCC and the NCC common stock to be issued in the merger. Statements contained in this proxy statement-prospectus concerning the provisions of certain documents included in the registration statement are not necessarily complete. A complete copy of each document is filed as an exhibit to the registration statement. You may obtain copies of all or any part of the registration statement, including exhibits thereto, upon payment of the prescribed fees, at the Public Reference Room of the SEC, as described below.

NCC has supplied all of the information contained in this proxy statement-prospectus relating to NCC and its subsidiary bank, NBC. Reunion has supplied all of the information relating to Reunion.

You should rely only on the information contained or incorporated by reference in this proxy statement-prospectus to vote on the proposals to Reunion stockholders in connection with the merger. Neither NCC nor Reunion has authorized anyone to provide you with information that is different from what is contained in this proxy statement-prospectus. This proxy statement-prospectus is dated [●], 2015. You should not assume that the information contained in this proxy statement-prospectus is accurate as of any date other than such date, and neither the mailing of this proxy statement-prospectus nor the issuance of NCC common stock as contemplated by the merger agreement will create any implication to the contrary.

No action is being taken in any jurisdiction outside the United States to permit a public offering of common stock or possession or distribution of this document in that jurisdiction. Persons who come into possession of this document in jurisdictions outside the United States are required to inform themselves about, and to observe, any restrictions as to the use and distribution of this document applicable to those jurisdictions.

NCC is required to file annual, quarterly and current reports, proxy statements and other information with the SEC pursuant to the Exchange Act. You may read and copy this information at the SEC’s Public Reference Room, located at 100 F Street N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains periodic reports, proxy statements and other information about issuers, like NCC, that file electronically with the SEC. The address of that site is www.sec.gov.

You may obtain documents from NCC subsequent to their filing with the SEC by requesting them in writing or by telephone as follows:

National Commerce Corporation

813 Shades Creek Parkway, Suite 100

Birmingham, Alabama 35209

Attention: William E. Matthews, V

(205) 313-8100

You will not be charged for any documents that you request.

NCC furnishes its stockholders with annual reports containing audited financial statements and files with the SEC quarterly reports containing unaudited interim financial data for the first three quarters of each fiscal year.

NCC also maintains a website through its subsidiary, NBC, at www.nationalbankofcommerce.com. NCC does not maintain a separate website at this time; however, certain corporate governance information, SEC filings and other information of potential interest to NCC stockholders is available on NBC’s website on the “Investor Relations” page. Information on, or accessible through, NBC’s website is not part of this proxy statement-prospectus. NCC has included the website address only as an inactive textual reference and does not intend for it to be an active link to the website.

NATIONAL COMMERCE CORPORATION

Unaudited Consolidated Balance Sheets

(In thousands, except share and per share data)

Assets
	June 30, 2015	December 31, 2014
Cash and due from banks	$17,677	14,236
Interest-bearing deposits with banks	124,716	109,199

Cash and cash equivalents	142,393	123,435
Investment securities held-to-maturity (fair value of $12,122 at June 30, 2015)	12,609	—
Investment securities available-for-sale	29,977	34,932
Other investments	5,844	5,421
Mortgage loans held-for-sale	13,750	9,329

Loans, net of unearned income	970,653	888,721
Less: allowance for loan losses	9,274	9,802

Loans, net	961,379	878,919
Premises and equipment, net	27,554	27,560
Accrued interest receivable	2,217	2,193
Bank owned life insurance	11,848	10,641
Other real estate	1,494	1,008
Deferred tax assets, net	12,149	11,444
Goodwill	29,775	28,834
Core deposit intangible, net	1,535	1,757
Other assets	4,090	2,953

Total assets	$1,256,614	1,138,426

Liabilities and Shareholders’ Equity
Deposits:
Noninterest-bearing demand	$246,804	217,643
Interest-bearing demand	162,087	154,816
Savings and money market	414,720	392,394
Time	227,872	206,207

Total deposits	1,051,483	971,060

Federal Home Loan Bank advances	22,000	22,000
Accrued interest payable	453	431
Other liabilities	8,049	8,774

Total liabilities	1,081,985	1,002,265

Commitments
Shareholders’ equity:
Preferred stock, 250,000 shares authorized, no shares issued or outstanding	—	—
Common stock, at June 30, 2015, $0.01 par value, 30,000,000 shares authorized and 9,438,541 shares issued and outstanding; at December 31, 2014, $0.01 par value, 12,500,000 shares authorized and 7,541,541 shares issued and outstanding	94	75
Additional paid-in capital	165,674	131,455
Retained earnings (deficit)	724	(3,453)
Accumulated other comprehensive income	610	845

Total shareholders’ equity attributable to National Commerce Corporation	167,102	128,922
Noncontrolling interest	7,527	7,239

Total shareholders’ equity	174,629	136,161

Total liabilities and shareholders’ equity	$1,256,614	1,138,426

See accompanying notes to unaudited consolidated financial statements.

NATIONAL COMMERCE CORPORATION

Unaudited Consolidated Statements of Earnings

(In thousands, except per share data)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2015	2014	2015	2014
Interest and dividend income:
Interest and fees on loans	$12,226	6,053	$24,018	11,839
Interest and dividends on taxable investment securities	269	310	525	627
Interest on non-taxable investment securities	114	42	156	84
Interest on interest-bearing deposits and federal funds sold	105	44	208	107

Total interest income	12,714	6,449	24,907	12,657

Interest expense:
Interest on deposits	961	524	1,879	1,074
Interest on borrowings	110	110	219	219

Total interest expense	1,071	634	2,098	1,293

Net interest income	11,643	5,815	22,809	11,364

Provision for loan losses	120	—	281	—

Net interest income after provision for loan losses	11,523	5,815	22,528	11,364
Other income:
Service charges and fees on deposit accounts	308	172	575	338
Mortgage origination and fee income	1,505	1,048	2,776	1,753
Merchant sponsorship revenue	191	—	191	—
Income from bank owned life insurance	86	60	165	120
Wealth management fees	13	15	32	29
(Loss) gain on other real estate	(11)	—	(24)	5
(Loss) gain on sale of investment securities available-for-sale	—	—	—	—
Other	114	31	255	48

Total other income	2,206	1,326	3,970	2,293

Other expense:
Salaries and employee benefits	5,114	3,119	10,101	6,115
Commission-based compensation	1,056	471	1,852	777
Occupancy and equipment	829	459	1,665	895
Core deposit intangible amortization	111	—	222	—
Other	2,506	1,386	5,066	2,529

Total other expense	9,616	5,435	18,906	10,316

Earnings before income taxes	4,113	1,706	7,592	3,341

Income tax expense	1,264	568	2,356	1,160

Net earnings	2,849	1,138	5,236	2,181

Less: Net earnings attributable to noncontrolling interest	593	—	1,059	—

Net earnings attributable to National Commerce Corporation	$2,256	1,138	$4,177	2,181

Basic earnings per common share	$0.24	0.20	$0.49	0.38
Diluted earnings per common share	$0.24	0.20	$0.48	0.38

See accompanying notes to unaudited consolidated financial statements.

NATIONAL COMMERCE CORPORATION

Unaudited Consolidated Statements of Comprehensive Income

(In thousands)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2015	2014	2015	2014
Net earnings	$2,256	1,138	$4,177	2,181

Other comprehensive (loss) income, net of tax:
Unrealized (losses) gains on investment securities available-for-sale:
Unrealized (losses) gains arising during the period, net of tax of ($147), $121, ($127) and $221, respectively	(273)	225	(235)	409

Other comprehensive (loss) income	(273)	225	(235)	409

Comprehensive income	$1,983	$1,363	$3,942	$2,590

See accompanying notes to unaudited consolidated financial statements.

NATIONAL COMMERCE CORPORATION

Unaudited Consolidated Statements of Changes in Shareholders’ Equity

(In thousands)

				Accumulated
		Additional		Other
	Common	Paid-in	Accumulated	Comprehensive	Noncontrolling
	Stock	Capital	Deficit	Income	Interest	Total
Balance, December 31, 2014	$75	131,455	(3,453)	845	7,239	136,161

Share-based compensation expense		471				471
Net earnings attributable to National Commerce Corporation			4,177			4,177
Sale of common stock, net of offering expenses of $728	19	33,748				33,767
Net earnings attributable to noncontrolling interest					1,059	1,059
Distributions paid to noncontrolling interest					(771)	(771)
Change in unrealized gain/loss on securities available-for-sale, net of tax	—	—	—	(235)	—	(235)

Balance, June 30, 2015	$94	165,674	724	610	7,527	174,629

See accompanying notes to unaudited consolidated financial statements.

NATIONAL COMMERCE CORPORATION

Uaudited Consolidated Statements of Cash Flows

(In thousands)

	For the Six Months Ended June 30,
	2015	2014
Cash flows from operating activities:
Net earnings	$4,177	2,181
Adjustments to reconcile net earnings to net cash provided (used) by operating activities:
Provision for loan losses	281	—
Net earnings attributable to noncontrolling interest	1,059	—
Depreciation, amortization and accretion	1,086	436
Loss on ineffective portion of fair value hedge derivative	2	72
Change in mortgage loan derivative	(118)	(18)
Loss on trade or sale of premises and equipment	5	—
Share-based compensation expense	471	215
Income from bank owned life insurance	(165)	(120)
Loss (gain) on other real estate	24	(5)
Change in:
Mortgage loans held-for-sale	(4,421)	(4,763)
Other assets and accrued interest receivable	(1,186)	(126)
Other liabilities and accrued interest payable	(739)	(754)

Net cash provided (used) by operating activities	476	(2,882)

Cash flows from investing activities:
Proceeds from calls, maturities and paydowns of securities available-for-sale	7,081	2,608
Purchases of securities available-for-sale	(2,500)	—
Purchases of securities held-to-maturity	(12,611)	—
Proceeds from sale of other investments	703	118
Purchases of other investments	(1,126)	(73)
Net change in loans	(83,845)	(5,932)
Proceeds from sale of other real estate	169	50
Investment in bank owned life insurance	(1,042)	—
Proceeds from the sale of premises and equipment	49	—
Purchases of premises and equipment	(1,815)	(1,455)

Net cash used by investing activities	(94,937)	(4,684)

Cash flows from financing activities:
Net change in deposits	80,423	(11,296)
Cash distribution paid to noncontrolling interests	(771)	—
Proceeds from stock offering	34,495	—
Stock offering expenses	(728)	—
Proceeds from exercise of options and warrants	—	615

Net cash provided (used) by financing activities	113,419	(10,681)

Net change in cash and cash equivalents	18,958	(18,247)

Cash and cash equivalents at beginning of the period	123,435	124,136

Cash and cash equivalents at end of the period	$142,393	105,889

See accompanying notes to unaudited consolidated financial statements.

NATIONAL COMMERCE CORPORATION

Uaudited Consolidated Statements of Cash Flows

(In thousands)

	For the Six Months Ended
	June 30,
	2015	2014
Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	$2,076	1,375
Income taxes	$2,538	1,500
Non-cash investing and financing activities:
Change in unrealized gain on securities available-for-sale, net of tax	$235	409
Transfer of loans to other real estate	$694	—

See accompanying notes to unaudited consolidated financial statements.

NATIONAL COMMERCE CORPORATION

Notes to Unaudited Consolidated Financial Statements

(amounts in tables in thousands, except per share data)

Note 1 – Basis of Presentation

General

The unaudited consolidated financial statements include the accounts of National Commerce Corporation (including its subsidiaries, the “Company”), its wholly owned subsidiary, National Bank of Commerce (the “Bank”), and its majority-owned subsidiary, CBI Holding Company, LLC (“CBI”). The Bank provides a full range of commercial and consumer banking services throughout Alabama, including metropolitan Birmingham, Huntsville, Lee County and Baldwin County. In addition to its Alabama locations, the Bank operates full-service banking offices in the greater Orlando area and in Vero Beach, Florida. The Bank is primarily regulated by the Office of the Comptroller of the Currency (“OCC”) and undergoes periodic examinations by the OCC. The Company is regulated by and subject to periodic examinations by the Board of Governors of the Federal Reserve System (“Federal Reserve”). CBI is the holding company for Corporate Billing, LLC, a transaction-based finance company headquartered in Decatur, Alabama that provides factoring, invoicing, collection and accounts receivable management services to transportation companies and automotive parts and service providers nationwide.

In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments necessary to present fairly the Company’s consolidated balance sheets, statements of earnings, comprehensive income, changes in shareholders’ equity and cash flows for the periods presented, and all such adjustments are of a normal recurring nature. All material intercompany transactions have been eliminated. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the entire year.

These interim consolidated financial statements have been prepared according to the rules and regulations of the Securities and Exchange Commission and, therefore, certain information and footnote disclosures normally presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) have been omitted or abbreviated. These financial statements should be read in conjunction with the Company’s audited consolidated financial statements and footnotes as of December 31, 2014, which are contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2014.

Preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying disclosures. These estimates are based on management’s knowledge and best estimates of the impact of current events and actions that the Company may undertake in the future. Estimates are used in accounting for, among other items, the allowance for loan losses, useful lives for depreciation and amortization, fair value of financial instruments, deferred taxes and contingencies. Estimates that are particularly susceptible to significant change and therefore are critical accounting estimates for the Company include the determination of the allowance for loan losses and the assessment of deferred tax assets and liabilities. Management does not anticipate any material changes to its estimates in the near term. Factors that may affect such estimates include, but are not limited to, external market factors, such as market interest rates and employment rates; changes to operating policies and procedures; economic conditions in the Company’s markets; and changes in applicable banking regulations. Actual results may ultimately differ from estimates, although management does not generally believe that such differences would materially affect the consolidated financial statements in any individual reporting period presented.

Note 2 – Reclassifications and Reincorporation

Certain prior period amounts have been reclassified to conform to the presentation used in 2015. These reclassifications had no material effect on the operations, financial condition or cash flows of the Company.

Note 3 – Net Earnings per Common Share

Basic earnings per common share are computed by dividing net income by the weighted-average number of shares of common stock outstanding during the period. Diluted earnings per common share are computed by dividing net income by the effect of the issuance of potential common shares that are dilutive and by the sum of the weighted-average number of shares of common stock outstanding. Anti-dilutive potential common shares (options and warrants) are excluded from the diluted earnings per share computation. There were no antidilutive securities for the three months ended June 30, 2015. Antidilutive securities totaled 102,397 for the six months ended June 30, 2015. There were no antidilutive securities for the three and six months ended June 30, 2014.

The reconciliation of the components of the basic and diluted earnings per share is as follows.

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2015	2014	2015	2014
Net earnings available to common shareholders	$2,256	1,138	$4,177	2,181

Weighted average common shares outstanding	9,438,541	5,739,173	8,574,900	5,748,154
Dilutive effect of stock options	54,014	11,938	44,096	10,908
Dilutive effect of directors’ shares	5,353	—	5,305	—
Dilutive effect of performance share awards	71,787	42,333	63,685	42,172

Diluted common shares	9,569,695	5,793,444	8,687,986	5,801,234

Basic earnings per common share	$0.24	0.20	$0.49	0.38
Diluted earnings per common share	$0.24	0.20	$0.48	0.38

Note 4 – Securities

The amortized cost and fair value of held-to-maturity and available-for-sale debt securities at June 30, 2015 and December 31, 2014 were as follows.

	Held-to-Maturity Securities
		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
June 30, 2015	Cost	Gains	Losses	Value
Municipal securities	$12,609	—	487	12,122

	$12,609	—	487	12,122

	Available-for-Sale Securities
		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
June 30, 2015	Cost	Gains	Losses	Value
Mortgage-backed securities	$24,631	925	151	25,405
Municipal securities	4,408	206	42	4,572

	$29,039	1,131	193	29,977

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
December 31, 2014	Cost	Gains	Losses	Value
U.S. Treasury securities	$1,501	—	—	1,501
Mortgage-backed securities	27,723	1,138	111	28,750
Municipal securities	4,408	279 6		4,681

	$33,632	1,417	117	34,932

Management evaluates securities for other-than-temporary impairment on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Details concerning the Company’s debt securities with unrealized losses as of June 30, 2015 and December 31, 2014 are as follows.

	Held-to-Maturity Securities
	Less than 12 Months		12 Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
June 30, 2015	Value	Losses	Value	Losses	Value	Losses
Municipal securities	$12,122	487	—	—	12,122	487

	$12,122	487	—	—	12,122	487

	Available-for-Sale Securities
	Less than 12 Months		12 Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
June 30, 2015	Value	Losses	Value	Losses	Value	Losses
Mortgage-backed securities	$844	19	5,946	132	6,790	151
Municipal securities	940	42	—	—	940	42

	$1,784	61	5,946	132	7,730	193

	Less than 12 Months		12 Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
December 31, 2014	Value	Losses	Value	Losses	Value	Losses
U.S. Treasury securities	$—	—	—	—	—	—
Mortgage-backed securities	—	—	7,705	111	7,705	111
Municipal securities	—	—	494	6	494	6

	$—	—	8,199	117	8,199	117

As of June 30, 2015, the Company did not consider securities with unrealized losses to be other-than-temporarily impaired. The unrealized losses in each category have occurred as a result of changes in interest rates, market spreads and market conditions subsequent to purchase. The Company has the ability and intent to hold its securities for a period of time sufficient to allow for a recovery in fair value. There were no other-than-temporary impairments charged to earnings during the six-month periods ended June 30, 2015 and 2014.

During the six-month periods ended June 30, 2015 and 2014, the Company did not sell any debt securities.

The amortized cost and estimated fair value of debt securities at June 30, 2015, by contractual maturity, are shown below. Expected maturities differ from contractual maturities because borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

	Available-for-Sale Securities		Held-to-Maturity Securities
	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value
Municipal securities:
0 to 5 years	$—	—	$—	—
5 to 10 years	1,047	1,095	—	—
Over 10 years	3,361	3,477	12,609	12,122
Mortgage-backed securities	24,631	25,405	—	—

	$29,039	29,977	$12,609	12,122

Note 5 – Loans, Allowance for Loan Losses and Credit Quality

Major classifications of loans at June 30, 2015 and December 31, 2014 are summarized as follows.

	June 30, 2015	December 31, 2014
Commercial, financial and agricultural	$141,932	131,657
Factored commercial receivables	75,000	82,600
Real estate - mortgage	636,600	577,268
Real estate - construction	100,928	83,663

Consumer	16,798	13,962

	971,258	889,150
Less: Unearned fees	605	429

Total loans and leases	970,653	888,721
Allowance for loan losses	(9,274)	(9,802)

Total net loans and leases	$961,379	878,919

The Company grants loans and extensions of credit to individuals and a variety of businesses and corporations located in its general market areas throughout Alabama and Florida, including metropolitan Birmingham, Huntsville, Lee County and Baldwin County in Alabama and metropolitan Orlando and Vero Beach in Florida. Through CBI, the Company also purchases receivables from transportation companies and automotive parts and service providers nationwide. Although the Company has a diversified loan portfolio, a substantial portion of the loan portfolio is collateralized by improved and unimproved real estate and is dependent upon prevailing conditions in the real estate market. Portfolio segments utilized by the Company are identified below. Relevant risk characteristics for these portfolio segments generally include debt service coverage, loan-to-value ratios and financial performance on non-consumer loans, and credit scores, debt-to-income ratios, collateral type and loan-to-value ratios for consumer loans.

The following table presents the balance in the allowance for loan losses and the recorded investment in loans by portfolio segment and based on impairment method for the periods indicated. Acquired loans are not included in the allowance for loan losses calculation, as these loans are recorded at fair value, and there has been no further indication of credit deterioration that would require an additional provision.

	Commercial,	Factored
	financial and	commercial	Real estate -	Real estate -
Balance, June 30, 2015	agricultural	receivables	mortgage	construction	Consumer	Unallocated	Total
Balance, December 31, 2014	$1,523	955	5,047	647	562	1,068	9,802
Provisions charged to operating expense	25	(148)	1,022	196	(226)	(588)	281
Loans charged off	(1)	(1,095)	(764)	—	(87)	—	(1,947)
Recoveries	36	1,003	49	45	5	—	1,138

Balance, June 30, 2015	$1,583	715	5,354	888	254	480	9,274

Ending balance, individually evaluated for impairment	$—	540	—	—	—	—	540
Ending balance, collectively evaluated for impairment	$1,583	175	5,354	888	254	480	8,734
Loans:
Individually evaluated for impairment	$—	840	2,849	181	30	—	3,900
Collectively evaluated for impairment	$141,720	74,160	628,820	100,413	16,521	—	961,634
Acquired loans with deteriorated credit quality	$212	—	4,931	334	247	—	5,724

	Commercial,	Factored
	financial and	commercial	Real estate -	Real estate -
Balance, June 30, 2014	agricultural	receivables	mortgage	construction	Consumer	Unallocated	Total
Balance, December 31, 2013	$1,398	—	4,449	964	243	2,065	9,119
Provisions charged to operating expense	(263)	—	101	(396)	(169)	727	—
Loans charged off	(3)	—	(227)	—	—	—	(230)
Recoveries	32	—	23	18	12	—	85

Balance, June 30, 2014	$1,164	—	4,346	586	86	2,792	8,974

Ending balance, individually evaluated for impairment	$—	—	—	—	—	—	—
Ending balance, collectively evaluated for impairment	$1,164	—	4,346	586	86	2,792	8,974
Loans:
Individually evaluated for impairment	$—	—	1,195	—	—	—	1,195
Collectively evaluated for impairment	$88,566	—	428,302	64,014	6,513	—	587,395

The Company individually evaluates for impairment all loans that are on nonaccrual status. Additionally, all troubled debt restructurings are individually evaluated for impairment. A loan is considered impaired when, based on current events and circumstances, it is probable that all amounts due according to the contractual terms of the loan will not be collected. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate, at the loan’s observable market price or at the fair value of the collateral if the loan is collateral dependent. Management may also elect to apply an additional collective reserve to groups of impaired loans based on current economic or market factors. Interest payments received on impaired loans are generally applied as a reduction of the outstanding principal balance. During the six months ended June 30, 2015 and 2014, the Company did not modify any loans that would be considered a troubled debt restructuring.

The following tables present impaired loans by class of loans as of June 30, 2015 and December 31, 2014. The purchased credit-impaired loans are not included in these tables because they are carried at fair value and accordingly have no related associated allowance.

		Unpaid		Average
	Recorded	Principal	Related	Recorded
June 30, 2015	Investment	Balance	Allowance	Investment
Impaired loans without related allowance:
Commercial, financial and agricultural	$—	—	—	—
Factored commercial receivables	—	—	—	—
Real estate - mortgage	2,849	5,837	—	2,274
Real estate - construction	181	188	—	60
Consumer	30	31	—	39

Total	$3,060	6,056	—	2,373

Impaired loans with related allowance:
Commercial, financial and agricultural	$—	—	—	—
Factored commercial receivables	840	840	540	1,088
Real estate - mortgage	—	—	—	—
Real estate - construction	—	—	—	—
Consumer	—	—	—	—

Total	$840	840	540	1,088

Total impaired loans:
Commercial, financial and agricultural	$—	—	—	—
Factored commercial receivables	840	840	540	1,088
Real estate - mortgage	2,849	5,837	—	2,274
Real estate - construction	181	188	—	60
Consumer	30	31	—	39

Total	$3,900	6,896	540	3,461

		Unpaid		Average
	Recorded	Principal	Related	Recorded
December 31, 2014	Investment	Balance	Allowance	Investment
Impaired loans without related allowance:
Commercial, financial and agricultural	$—	—	—	24
Factored commercial receivables	—	—	—	—
Real estate - mortgage	1,052	2,030	—	1,770
Real estate - construction	—	—	—	—
Consumer	—	—	—	—

Total	$1,052	2,030	—	1,794

Impaired loans with related allowance:
Commercial, financial and agricultural	$—	—	—	—
Factored commercial receivables	1,605	1,605	473	321
Real estate - mortgage	1,026	1,026	350	205
Real estate - construction	198	198	50	40
Consumer	—	—	—	—

Total	$2,829	2,829	873	566

Total impaired loans:
Commercial, financial and agricultural	$—	—	—	24
Factored commercial receivables	1,605	1,605	473	321
Real estate - mortgage	2,078	3,056	350	1,975
Real estate - construction	198	198	50	40
Consumer	—	—	—	—

Total	$3,881	4,859	873	2,360

For the six months ended June 30, 2015 and 2014, the Company did not recognize a material amount of interest income on impaired loans.

The following tables present the aging of the recorded investment in past due loans and non-accrual loan balances as of June 30, 2015 and December 31, 2014, by class of loans. All loans greater than 90 days past due are placed on non-accrual status, excluding factored receivables. For CBI’s factored receivables, which are commercial trade credits rather than promissory notes, the Company’s practice is to charge off unpaid recourse receivables when they become 90 days past due from the invoice due date and the non-recourse receivables when they become 120 days past due from the statement billing date. For the recourse receivables, the invoice is charged against the client reserve account established for such purposes, unless the client reserve is insufficient, at which point it is charged against the allowance for loan losses.

	30-59 Days	60-89 Days	> 90 Days	Total
June 30, 2015	Past Due	Past Due	Past Due	Past Due	Current	Total	Non-accrual
Commercial, financial and agricultural	$—	—	—	—	141,932	141,932	—
Factored commercial receivables	5,697	1,034	145	6,876	68,124	75,000	—
Real estate - mortgage	547	2,427	693	3,667	632,933	636,600	5,216
Real estate - construction	—	—	—	—	100,928	100,928	181
Consumer	48	64	22	134	16,664	16,798	86

Total	$6,292	3,525	860	10,677	960,581	971,258	5,483

	30-59 Days	60-89 Days	> 90 Days	Total
December 31, 2014	Past Due	Past Due	Past Due	Past Due	Current	Total	Non-accrual
Commercial, financial and agricultural	$—	—	—	—	131,657	131,657	—
Factored commercial receivables	6,327	1,013	217	7,557	75,043	82,600	—
Real estate - mortgage	191	1,963	1,572	3,726	573,542	577,268	4,133
Real estate - construction	198	—	—	198	83,465	83,663	676
Consumer	188	—	132	320	13,642	13,962	56

Total	$6,904	2,976	1,921	11,801	877,349	889,150	4,865

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt, such as current financial information, historical payment experience, credit documentation, public information and current economic trends, among other factors. The Company analyzes loans individually by classifying the loans with respect to their credit risk. This analysis is performed on a continuous basis. The Bank uses the following definitions for its risk ratings:

Other Assets Especially Mentioned (“OAEM”). Weakness exists that could cause future impairment, including the deterioration of financial ratios, past due status and questionable management capabilities. Collateral values generally afford adequate coverage but may not be immediately marketable.

Substandard. Specific and well-defined weaknesses exist that may include poor liquidity and deterioration of financial ratios. The loan may be past due and related deposit accounts experiencing overdrafts. Immediate corrective action is necessary.

Doubtful. Specific weaknesses characterized as Substandard that are severe enough to make collection in full unlikely. There is no reliable secondary source of full repayment. Loans classified as Doubtful will be placed on non-accrual, analyzed and fully or partially charged-off based on a review of the related collateral and other relevant factors.

Loss. Specific weaknesses characterized as Doubtful that are severe enough to be considered uncollectible and of such minimal value that its continuance as an asset is not warranted.

Loans not meeting the criteria above that are analyzed individually as part of the above-described process are considered to be Pass rated loans. As of June 30, 2015 and December 31, 2014, and based on the most recent analysis performed, the risk category of loans by class of loans was as follows.

June 30, 2015	Pass	OAEM	Substandard	Doubtful	Total
Commercial, financial and agricultural	$140,040	212	1,680	—	141,932
Factored commercial receivables	74,160	840	—	—	75,000
Real estate - mortgage	625,335	2,837	3,212	5,216	636,600
Real estate - construction	100,413	—	334	181	100,928
Consumer	16,099	—	613	86	16,798

Total	$956,047	3,889	5,839	5,483	971,258

December 31, 2014	Pass	OAEM	Substandard	Doubtful	Total
Commercial, financial and agricultural	$129,314	1,159	1,184	—	131,657
Factored commercial receivables	80,995	—	—	1,605	82,600
Real estate - mortgage	565,992	4,057	2,803	4,416	577,268
Real estate - construction	82,552	94	254	763	83,663
Consumer	13,192	201	477	92	13,962

Total	$872,045	5,511	4,718	6,876	889,150

Note 6 – Fair Value Measurements and Disclosures

The Company utilizes fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. Securities available-for-sale and derivative financial instruments are recorded at fair value on a recurring basis. Additionally, from time to time, the Company may be required to record at fair value other assets on a nonrecurring basis, such as impaired loans and other real estate and repossessed assets. These nonrecurring fair value adjustments typically involve application of the lower of cost or market accounting or write-downs of individual assets.

Fair Value Hierarchy

The Company groups assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.

Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 – Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

The following is a description of valuation methodologies used for assets and liabilities recorded or disclosed at fair value.

Cash and Cash Equivalents

For disclosure purposes, the carrying amount for cash, due from banks, interest-bearing deposits and federal funds sold is a reasonable estimate of fair value.

Securities Available-for-Sale

Securities available-for-sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security’s credit rating, prepayment assumptions and other factors such as credit loss assumptions. Level 1 securities include those traded on an active exchange, such as the New York Stock Exchange or Nasdaq, and U.S. Treasury securities that are traded by dealers or brokers in active over-the-counter market funds. Level 2 securities include mortgage-backed securities issued by government-sponsored enterprises and municipal bonds. Securities classified as Level 3 include asset-backed securities in less liquid markets.

Securities Held-to-Maturity

The fair value of securities held-to-maturity is estimated using the same measurement techniques as securities available-for-sale.

Other Investments

For disclosure purposes, the carrying amount of other investments approximates their fair value.

Loans and Mortgage Loans Held-for-Sale

The Company does not record loans at fair value on a recurring basis. However, from time to time, a loan is considered impaired and an allowance for loan losses is established. Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. Once a loan is identified as individually impaired, management measures impairment using one of three methods, including collateral value, market value of similar debt and discounted cash flows. Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceed the recorded investments in such loans. At June 30, 2015 and December 31, 2014, impaired loans were evaluated based on the fair value of the collateral. Impaired loans for which an allowance is established based on the fair value of collateral, or loans that are charged down according to the fair value of collateral, require classification in the fair value hierarchy. When the fair value of the collateral is based on an observable market price, the Company records the impaired loan as nonrecurring Level 2. When the fair value is based on an appraised value, the Company records the impaired loan as nonrecurring Level 3.

For disclosure purposes, the fair value of fixed rate loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings. For variable rate loans, the carrying amount is a reasonable estimate of fair value. Mortgage loans held-for-sale are carried at cost, which is a reasonable estimate of fair value.

Bank Owned Life Insurance

For disclosure purposes, the fair value of the cash surrender value of life insurance policies is equivalent to the carrying value.

Other Real Estate

Other real estate properties are adjusted to fair value upon the transfer of the loans to other real estate. Subsequently, other real estate assets are carried at the lower of carrying value or fair value. Fair value is based on independent market prices, appraised values of the collateral or management’s estimation of the value of the collateral. When the fair value of the collateral is based on an observable market price, the Company records the other real estate as nonrecurring Level 2. When fair value is based on an appraised value or management’s estimate of value, the Company records the other real estate or repossessed asset as nonrecurring Level 3.

Deposits

For disclosure purposes, the fair value of demand deposits, NOW and money market accounts and savings accounts is the amount payable on demand at the reporting date. The fair value of fixed rate maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.

Federal Home Loan Bank Advances

For disclosure purposes, the fair value of Federal Home Loan Bank advances is based on the quoted value for similar remaining maturities provided by the FHLB.

Derivative Financial Instruments

Derivative financial instruments are recorded at fair value on a recurring basis. The valuation of the Company’s derivative financial instruments is determined using widely accepted valuation techniques, including discounted cash flow analysis on the expected cash flows of the derivative. This analysis reflects the contractual terms of the derivative, including the period to maturity, and uses observable market-based inputs, including interest rate curves and implied volatilities. The fair values of interest rate swaps are determined by using the market standard methodology of netting the discounted future fixed cash receipts and the discounted expected variable cash payments. The variable cash payments are based on an expectation of future interest rates (forward curves derived from observable market interest rate curves).

The Company incorporates credit valuation adjustments to appropriately reflect both its own nonperformance risk and the respective counterparty’s nonperformance risk in the fair value measurements. In adjusting the fair value of its derivative contracts for the effect of nonperformance risk, the Company has considered the impact of netting any applicable credit enhancements, such as collateral postings, thresholds, mutual puts and guarantees.

Although the Company has determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with its derivatives utilize Level 3 inputs, such as estimates of current credit spreads, to evaluate the likelihood of default by the Company or the counterparty. However, as of June 30, 2015 and December 31, 2014, the Company has assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions and has determined that the credit valuation adjustment is not significant to the overall valuation of its derivatives. As a result, the Company has determined that its derivative valuations are classified in Level 2 of the fair value hierarchy.

Commitments to Extend Credit and Standby Letters of Credit

Because commitments to extend credit and standby letters of credit are generally short-term and made using variable rates, the carrying value and estimated fair value associated with these instruments are immaterial.

Assets and Liabilities Recorded at Fair Value on a Recurring Basis

The table below presents the recorded amount of assets and liabilities measured at fair value on a recurring basis as of June 30, 2015 and December 31, 2014.

June 30, 2015	Level 1	Level 2	Level 3	Total
Mortgage-backed securities	$—	25,405	—	25,405
Municipal securities	—	4,572	—	4,572

Total investment securities available-for-sale	$—	29,977	—	29,977

Derivative assets	$—	239	—	239

Derivative liabilities	$—	379	—	379

December 31, 2014	Level 1	Level 2	Level 3	Total
U.S. Treasury securities	$1,501	—	—	1,501
Mortgage-backed securities	—	28,750	—	28,750
Municipal securities	—	4,681	—	4,681
Investment in mutual fund	—	—	—	—

Total investment securities available-for-sale	$1,501	33,431	—	34,932

Derivative assets	$—	105	—	105

Derivative liabilities	$—	425	—	425

Assets and Liabilities Recorded at Fair Value on a Nonrecurring Basis

The Company may be required, from time to time, to measure certain assets at fair value on a nonrecurring basis in accordance with U.S. GAAP. These include assets that are measured at the lower of cost or market value that were recognized at fair value below cost at the end of the period. Assets measured at fair value on a nonrecurring basis are included in the table below as of June 30, 2015 and December 31, 2014.

June 30, 2015	Level 1	Level 2	Level 3	Total
Other real estate and repossessed assets	$—	—	1,636	1,636
Impaired loans	—	—	5,483	5,483

December 31, 2014	Level 1	Level 2	Level 3	Total
Other real estate and repossessed assets	$—	—	1,380	1,380
Impaired loans	—	—	4,865	4,865

The carrying amounts and estimated fair values of the Company’s financial instruments at June 30, 2015 and December 31, 2014 were as follows:

	Carrying Amount	Estimated Fair Value
June 30, 2015		Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	$142,393	142,393	—	—
Investment securities held-to-maturity	12,609	—	12,122	—
Investment securities available-for-sale	29,977	—	29,977	—
Other investments	5,844	—	5,844	—
Loans, net	961,379	—	955,947	5,483
Mortgage loans held-for-sale	13,750	—	13,750	—
Bank owned life insurance	11,848	—	11,848	—
Derivative assets	239	—	239	—

Liabilities:
Deposits	1,051,483	—	1,022,470	—
Federal Home Loan Bank advances	22,000	—	22,601	—
Derivative liabilities	379	—	379	—

	Carrying Amount	Estimated Fair Value
December 31, 2014		Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	$123,435	123,435	—	—
Investment securities available-for-sale	34,932	1,501	33,431	—
Other investments	5,421	—	5,421	—
Loans, net	878,919	—	873,125	4,865
Mortgage loans held-for-sale	9,329	—	9,329	—
Bank owned life insurance	10,641	—	10,641	—
Derivative assets	105	—	105	—

Liabilities:
Deposits	971,060	—	949,621	—
Federal Home Loan Bank advances	22,000	—	22,677	—
Derivative liabilities	425	—	425	—

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company’s entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company’s financial instruments, fair value estimates are based on many judgments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial instruments include mortgage banking operations, deferred income taxes, and premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

Note 7 – Sale of Common Stock and Initial Public Offering

On March 18, 2015, the Company sold 1,642,000 shares of common stock at $19.50 in its initial public offering. The underwriters had an option to purchase an additional 255,000 shares, which they exercised on March 27, 2015. In total, the Company sold 1,897,000 shares and raised approximately $33.8 million, net of offering expenses. The Company’s stock is now traded on the Nasdaq Global Select Market under the symbol “NCOM.”

In February 2015, the Company’s stockholders approved a proposal to increase the Company’s total number of authorized common shares from 12,500,000 to 30,000,000.

Note 8 – Segment Reporting

The Company’s three reportable segments represent distinct product lines and are viewed separately for strategic planning purposes and internal reporting. There are no amounts to report for the Receivables Factoring segment for the 2014 periods, as this business was not acquired until August 29, 2014. The following table is a reconciliation of the reportable segment revenues, expenses and profit to the Company’s consolidated totals.

	Retail and
	Commercial	Mortgage	Receivables	Elimination
	Banking	Division (1)	Factoring	Entries (2)	Total
Three Months Ended June 30, 2015:
Interest income	$10,051	113	3,048	(498)	12,714
Interest expense	1,034	37	498	(498)	1,071

Net interest income	9,017	76	2,550	—	11,643
Provision for loan and lease losses	428	—	(308)	—	120
Noninterest income	377	1,829	—	—	2,206
Noninterest expense	6,873	1,453	1,290	—	9,616

Net earnings before tax and noncontrolling interest	2,093	452	1,568	—	4,113
Income tax expense	721	172	371	—	1,264
Noncontrolling interest	—	—	(593)	—	(593)

Net earnings atributable to National Commerce Corporation	$1,372	280	604	—	2,256

Six Months Ended June 30, 2015:
Interest income	$19,566	197	6,161	(1,017)	24,907
Interest expense	2,032	66	1,017	(1,017)	2,098

Net interest income	17,534	131	5,144	—	22,809
Provision for loan and lease losses	429	—	(148)	—	281
Noninterest income	924	3,017	29	—	3,970
Noninterest expense	13,789	2,493	2,624	—	18,906

Net earnings before tax and noncontrolling interest	4,240	655	2,697	—	7,592
Income tax expense	1,485	249	622	—	2,356
Noncontrolling interest	—	—	(1,059)	—	(1,059)

Net earnings atributable to National Commerce Corporation	$2,755	406	1,016	—	4,177

Total assets as of June 30, 2015	$1,213,137	13,750	97,687	(67,960)	1,256,614

Three Months Ended June 30, 2014:
Interest income	$6,328	121	—	—	6,449
Interest expense	599	35	—	—	634

Net interest income	5,729	86	—	—	5,815
Provision for loan and lease losses	—	—	—	—	—
Noninterest income	166	1,160	—	—	1,326
Noninterest expense	4,471	964	—	—	5,435

Net earnings before tax and noncontrolling interest	1,424	282	—	—	1,706
Income tax expense	461	107	—	—	568
Noncontrolling interest	—	—	—	—	—

Net earnings atributable to National Commerce Corporation	$963	175	—	—	1,138

Six Months Ended June 30, 2014:
Interest income	$12,466	191	—	—	12,657
Interest expense	1,238	55	—	—	1,293

Net interest income	11,228	136	—	—	11,364
Provision for loan and lease losses	—	—	—	—	—
Noninterest income	324	1,969	—	—	2,293
Noninterest expense	8,583	1,733	—	—	10,316

Net earnings before tax and noncontrolling interest	2,969	372	—	—	3,341
Income tax expense	1,019	141	—	—	1,160
Noncontrolling interest	—	—	—	—	—

Net earnings atributable to National Commerce Corporation	$1,950	231	—	—	2,181

Total assets as of June 30, 2014	$771,275	11,922	—	—	783,197

(1)	Noninterest income for the Mortgage Division segment includes intercompany income allocation.
(2)	Entry to remove intercompany interest allocated to the Receivables Factoring segment. For segment reporting purposes, we allocate funding costs to the Receivables Factoring segment at the Fed Funds rate plus 2.5%.

Note 9 – Goodwill and Intangibles

Changes to the carrying amount of goodwill for the six months ended June 30, 2015 are provided in the following table.

Balance, December 31, 2014	$28,834
Adjustments to goodwill	941

Balance, June 30, 2015	$29,775

The adjustments to goodwill made during the six months ended June 30, 2015 resulted from the write-down of fixed assets, prepaid assets and land acquired through the acquisition of United Group Banking Company of Florida, Inc. (“United”). The adjustments were made as additional information that existed at the time of acquisition was reviewed and affected the recorded fair value of certain fixed assets and prepaid assets. Net of deferred taxes, these adjustments resulted in a $941,000 increase to goodwill recorded in the United acquisition. The adjustment to goodwill had no impact on net income or shareholders’ equity of the Company for the first six months of 2015.

A summary of core deposit intangible assets as of June 30, 2015 and December 31, 2014 is set forth below.

	June 30, 2015	December 31, 2014
Gross carrying amount	$1,776	$1,776
Less: accumulated amortization	(241)	(19)

Net carrying amount	$1,535	$1,757

Note 10 – Cash and Cash Equivalents

Cash equivalents include amounts due from banks, interest-bearing deposits with the Federal Reserve Bank of Atlanta (“FRB”), the FHLB and correspondent banks, and federal funds sold. Generally, federal funds are sold for one-day periods. The Company is required to maintain average reserve balances with the FRB or in cash. At June 30, 2015 and December 31, 2014, the Company’s reserve requirements were approximately $3,036,000 and $2,436,000, respectively.

Note 11 – Acquisition

On July 7, 2015, the Company announced the signing of a definitive agreement providing for the merger of Reunion Bank of Florida (“Reunion”), headquartered in Tavares, Florida, with and into NBC. Subsequent to the merger, Reunion will become a part of NBC, but will continue to operate under the “Reunion Bank of Florida” name and its existing management team.

Under the terms of the definitive agreement, each share of common stock of Reunion issued and outstanding immediately prior to the effective time of the merger will be converted into the right to receive either 0.7273 shares of NCC common stock or cash in the amount of $16.00. However, the total amount of cash payable in the merger will be equal to, as nearly as practicable, but in no event will exceed, $7,365,680, which represents approximately 20% of the currently issued and outstanding shares of Reunion common stock. Based on the 2,301,773 shares of common stock of Reunion currently issued and outstanding, the Company will issue approximately 1,339,264 shares of the Company’s common stock to Reunion shareholders in the merger, excluding any shares that may be issued in connection with future option exercises, and the currently outstanding options to purchase 286,343 shares of Reunion common stock will be converted into options to purchase approximately 208,257 shares of the Company’s common stock, at a weighted average exercise price of $14.11 per share. The transaction is subject to customary closing conditions, including receipt of regulatory approvals and approval by Reunion’s shareholders. The Company expects the merger to close during the fourth quarter of 2015.

Note 12 – Recently Issued Accounting Pronouncements

In February 2015, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2015-02, Amendments to the Consolidation Analysis. The amendment substantially changes the way that reporting entities are required to evaluate whether they should consolidate certain legal entities. All legal entities are subject to reevaluation under the new amendment. Specifically, the amendments modify the evaluation of whether limited partnerships and similar legal entities are variable interest entities (VIEs) or voting interest entities, eliminate the presumption that a general partner should consolidate a limited partnership, and affect the consolidation analysis of reporting entities that are involved with VIEs. The amendments in this update will be effective for interim and annual periods beginning after December 15, 2015. Early adoption is permitted. The standard permits the use of either the retrospective or cumulative effect transition method. The adoption of this ASU will not have a significant impact on the Company’s financial position or results of operations.

NATIONAL COMMERCE CORPORATION

Consolidated Balance Sheets

December 31, 2014 and 2013

(In thousands, except share and per share data)

	2014	2013
Assets
Cash and due from banks	$14,236	2,273
Interest-bearing deposits with banks	109,199	121,863

Cash and cash equivalents	123,435	124,136
Investment securities available-for-sale	34,932	47,979
Other investments	5,421	4,482
Mortgage loans held-for-sale	9,329	7,159
Loans, net of unearned income	888,721	582,002
Less: allowance for loan losses	9,802	9,119

Loans, net	878,919	572,883
Premises and equipment, net	27,560	16,181
Accrued interest receivable	2,193	1,430
Bank owned life insurance	10,641	8,247
Other real estate	1,008	845
Deferred tax assets, net	11,444	6,757
Goodwill	28,834	—
Core deposit intangible, net	1,757	—
Other assets	2,953	1,682

Total assets	$1,138,426	791,781

Liabilities and Shareholders’ Equity
Deposits:
Noninterest-bearing demand	$217,643	128,837
Interest-bearing demand	154,816	107,060
Savings and money market	392,394	304,071
Time	206,207	138,063

Total deposits	971,060	678,031
Federal Home Loan Bank advances	22,000	22,000
Accrued interest payable	431	476
Other liabilities	8,774	2,335

Total liabilities	1,002,265	702,842

Commitments
Shareholders’ equity:
Preferred stock, 250,000 shares authorized, no shares issued or outstanding	—	—
Common stock - voting, at December 31, 2014, $0.01 par value, 12,500,000 shares authorized and 7,541,541 shares issued and outstanding; at December 31, 2013, $1.00 par value, 11,250,000 shares authorized and 5,164,219 shares issued and outstanding	75	5,164
Common stock - non-voting, at December 31, 2014 all shares reclassified to common stock; at December 31, 2013, $1.00 par value; 1,250,000 shares authorized, 565,895 shares issued and outstanding	—	566
Additional paid-in capital	131,455	91,774
Accumulated deficit	(3,453)	(8,856)
Accumulated other comprehensive income	845	291

Total shareholders’ equity attributable to National Commerce Corporation	128,922	88,939
Noncontrolling interest	7,239	—

Total shareholders’ equity	136,161	88,939

Total liabilities and shareholders’ equity	$1,138,426	791,781

See accompanying notes to consolidated financial statements.

NATIONAL COMMERCE CORPORATION

Consolidated Statements of Earnings

For the Years Ended December 31, 2014, 2013 and 2012

(In thousands, except per share data)

	2014	2013	2012
Interest and dividend income:
Interest and fees on loans	$29,812	21,642	18,026
Interest and dividends on taxable investment securities	1,178	1,330	1,482
Interest on non-taxable investment securities	169	134	183
Interest on interest-bearing deposits and federal funds sold	183	206	261

Total interest income	31,342	23,312	19,952
Interest expense:
Interest on deposits	2,427	2,102	2,502
Interest on borrowings	442	511	778

Total interest expense	2,869	2,613	3,280

Net interest income	28,473	20,699	16,672
Provision for loan losses	978	—	125

Net interest income after provision for loan losses	27,495	20,699	16,547

Other income:
Service charges and fees on deposit accounts	714	630	535
Mortgage origination and fee income	3,752	4,035	3,254
Income from bank owned life insurance	242	236	194
Wealth management fees	58	89	103
Gain on other real estate	13	62	396
(Loss) gain on sale of investment securities available-for-sale	(33)	47	—
Other	286	203	183

Total other income	5,032	5,302	4,665

Other expense:
Salaries and employee benefits	15,459	13,443	11,587
Occupancy and equipment	1,944	1,727	1,733
Core deposit intangible amortization	18	—	—
Other operating expense	6,032	4,515	4,764

Total other expense	23,453	19,685	18,084

Earnings before income taxes	9,074	6,316	3,128
Income tax expense	3,159	2,310	1,071

Net earnings	5,915	4,006	2,057
Less: Net earnings attributable to noncontrolling interest	512	—	—

Net earnings attributable to National Commerce Corporation	$5,403	4,006	2,057

Basic earnings per common share	$0.92	0.70	0.36
Diluted earnings per common share	$0.91	0.69	0.36

See accompanying notes to consolidated financial statements.

NATIONAL COMMERCE CORPORATION

Consolidated Statements of Comprehensive Income

For the Years Ended December 31, 2014, 2013 and 2012

(In thousands)

	2014	2013	2012
Net earnings	$5,403	4,006	2,057

Other comprehensive income (loss), net of tax:
Unrealized gains (losses) on investment securities available-for-sale:
Unrealized gains (losses) arising during the period, net of tax of $287, ($635) and $119, respectively	533	(1,180)	222
Reclassification adjustment for losses (gains) included in net earnings, net of tax of $12 and ($17) in 2014 and 2013, respectively	21	(30)	—

Other comprehensive income (loss)	554	(1,210)	222

Comprehensive income	$5,957	2,796	2,279

See accompanying notes to consolidated financial statements.

NATIONAL COMMERCE CORPORATION

Consolidated Statements of Changes in Shareholders’ Equity

For the Years Ended December 31, 2014, 2013 and 2012

(In thousands)

	Common Stock	Non-voting Common Stock	Additional Paid-in Capital	Accumulated Deficit	Other Comprehensive Income	Noncontrolling Interest	Total
Balance, December 31, 2011	$5,164	566	91,369	(14,919)	1,279	—	83,459
Share-based compensation expense	—	—	112		—	—	112
Net earnings	—	—		2,057	—	—	2,057
Change in unrealized gain/loss on securities available-for- sale, net of tax	—	—	—	—	222	—	222

Balance, December 31, 2012	5,164	566	91,481	(12,862)	1,501	—	85,850
Share-based compensation expense			293				293
Net earnings				4,006			4,006
Change in unrealized gain/loss on securities available-for- sale, net of tax	—	—	—	—	(1,210)	—	(1,210)

Balance, December 31, 2013	5,164	566	91,774	(8,856)	291	—	88,939
Share-based compensation expense			358				358
Net earnings attributable to National Commerce Corporation				5,403			5,403
Reclassification for Delaware reincorporation	(5,108)	(566)	5,674				—
Exercise of stock options and warrants	1		614				615
Sale of common stock, net of offering expenses of $28	2		2,970				2,972
Acquisition of United, net of offering expenses of $272	16		30,067				30,083
Initial noncontrolling interest						6,934	6,934
Net earnings attributable to noncontrolling interest						512	512
Distributions paid to noncontrolling interest						(207)	(207)
Share repurchase and retirement			(2)				(2)
Change in unrealized gain/loss on securities available-for- sale, net of tax	—	—	—	—	554	—	554

Balance, December 31, 2014	$75	—	131,455	(3,453)	845	7,239	136,161

See accompanying notes to consolidated financial statements.

NATIONAL COMMERCE CORPORATION

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2014, 2013 and 2012

(In thousands)

	2014	2013	2012
Cash flows from operating activities:
Net earnings	$5,403	4,006	2,057
Adjustments to reconcile net earnings to net cash provided (used) by operating activities:
Provision for loan losses	978	—	125
Net earnings attributable to noncontrolling interest	512	—	—
Depreciation, amortization and accretion	933	757	621
Loss (gain) on sale of investment securities available-for-sale	33	(47)	—
Loss (gain) on ineffective portion of fair value hedge derivative	128	(16)	—
Change in mortgage loan derivative	(18)	(79)	—
Deferred tax expense	552	1,901	1,000
Loss on trade or sale of premises and equipment	1	—	—
Share-based compensation expense	358	293	112
Income from bank owned life insurance	(242)	(236)	(194)
Gain on other real estate	(13)	(62)	(396)
Change in:
Mortgage loans held-for-sale	(2,170)	6,677	(5,939)
Other assets and accrued interest receivable	(1,321)	134	184
Other liabilities and accrued interest payable	(486)	(118)	1,266

Net cash provided (used) by operating activities	4,648	13,210	(1,164)

Cash flows from investing activities (net of effect of business combinations):
Proceeds from calls, maturities and paydowns of securities available-for-sale	5,386	11,206	10,651
Proceeds from sale of securities available-for-sale	35,377	952	—
Purchases of securities available-for-sale	(1,501)	(21,225)	(981)
Proceeds from sale of other investments	427	113	315
Purchases of other investments	(160)	(246)	(634)
Net cash received in acquisitions	20,170	—	—
Net change in loans	(75,195)	(142,514)	(142,155)
Proceeds from sale of other real estate	65	329	1,546
Investment in bank owned life insurance	—	—	(3,000)
Purchases of premises and equipment	(2,832)	(4,076)	(5,925)

Net cash used by investing activities	(18,263)	(155,461)	(140,183)

Cash flows from financing activities (net of effect of business combinations):
Net change in deposits	92,483	97,795	255,658
Proceeds from Federal Home Loan Bank advances	—	—	15,000
Repayment of Federal Home Loan Bank advances	(4,874)	(2,500)	(7,000)
Repayment of short-term debt	(77,801)	—	—
Cash distributions paid to noncontrolling interests	(207)	—	—
Repayment of non-recourse debt	—	(195)	(336)
Stock repurchase	(2)	—	—
Proceeds from stock offering	3,000	—	—
Stock offering expenses	(28)	—	—
Stock offering expenses related to acquisition	(272)	—	—
Proceeds from exercise of options and warrants	615	—	—

Net cash provided by financing activities	12,914	95,100	263,322

Net change in cash and cash equivalents	(701)	(47,151)	121,975
Cash and cash equivalents at beginning of the period	124,136	171,287	49,312

Cash and cash equivalents at end of the period	$123,435	124,136	171,287

See accompanying notes to consolidated financial statements.

NATIONAL COMMERCE CORPORATION

Consolidated Statements of Cash Flows, continued

For the Years Ended December 31, 2014, 2013 and 2012

(In thousands)

	2014	2013	2012
Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	$2,914	2,723	3,239
Income taxes	$3,233	505	25
Non-cash investing and financing activities:
Change in unrealized gain on securities available-for-sale, net of tax	$554	(1,210)	222
Transfer of loans to other real estate	$—	1,017	340
Transfer of premises held-for-sale to premises and equipment	$—	—	3,014
Assets acquired and liabilities assumed in acquisitions:
Assets acquired in acquisitions	$307,148	—	—
Liabilities assumed in acquisitions	$290,029	—	—

See accompanying notes to consolidated financial statements.

NATIONAL COMMERCE CORPORATION

Notes to Consolidated Financial Statements

(amounts in tables in thousands, except per share data)

(1)	Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of National Commerce Corporation (the “Company”) and its wholly-owned banking subsidiaries, National Bank of Commerce (“NBC”) and United Legacy Bank (“ULB”), collectively, (the “Banks”). In addition to its banking subsidiaries, the Company’s consolidated financial statements include RBCF Holdings Inc., a non-banking subsidiary, as well as NBC’s majority-owned subsidiary, CBI Holding Company, LLC (“CBI”). The Banks provide a full range of commercial and consumer banking services throughout Alabama and Florida, including metropolitan Birmingham, Huntsville, Lee County and Baldwin County in Alabama. In addition to its Alabama locations, the Banks operate full-service banking offices in the greater Orlando area and in Vero Beach, Florida. NBC is primarily regulated by the Office of the Comptroller of Currency (“OCC”) and ULB’s primary regulator is the Florida Office of Financial Regulation (“FOFR”). The Banks undergo periodic examinations by these regulatory agencies. The Company is regulated by the Federal Reserve Bank (“FRB”) and is also subject to periodic examinations. CBI, which conducts business through its wholly-owned subsidiary, Corporate Billing LLC, is a transaction–based finance company headquartered in Decatur, Alabama that provides factoring, invoicing, collection and accounts receivable management services to transportation companies and automotive parts and service providers nationwide.

The accounting principles followed by the Company, and the method of applying these principles, conform with accounting principles generally accepted in the United States of America (“GAAP”) and with general practices within the banking industry. In preparing financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts in the consolidated financial statements. Actual results could differ significantly from those estimates. Material estimates common to the banking industry that are particularly susceptible to significant change in the near term include, but are not limited to, the determination of the allowance for loan losses, the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans, and valuation allowances associated with the realization of deferred tax assets, which are based on future taxable income.

Cash and Cash Equivalents

Cash equivalents include amounts due from banks, interest-bearing deposits with the Federal Reserve Bank of Atlanta (“FRB”), Federal Home Loan Bank (“FHLB”), correspondent banks, and federal funds sold. Generally, federal funds are sold for one-day periods. The Company is required to maintain average reserve balances with the FRB or in cash. At December 31, 2014 and 2013, the Company’s reserve requirements were approximately $2,436,000 and $15,322,000, respectively.

Investment Securities

The Company classifies its securities in one of three categories: trading, available-for-sale, or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities that the Company has the ability and intent to hold until maturity. All securities not included in trading or held-to-maturity are classified as available-for-sale. At December 31, 2014 and 2013, all securities are classified as available-for-sale.

Available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses,

NATIONAL COMMERCE CORPORATION

Notes to Consolidated Financial Statements, continued

(amounts in tables in thousands, except per share data)

net of the related tax effect, on securities available-for-sale are excluded from earnings and are reported as a separate component of shareholders’ equity until realized. Transfers of securities between categories are recorded at fair value at the date of transfer.

Management evaluates investment securities for other-than-temporary impairment on a quarterly basis. A decline in the market value of any investment below cost that is deemed other-than-temporary is charged to earnings for the decline in value deemed to be credit related and a new cost basis in the security is established. The decline in value attributed to non-credit related factors is recognized in other comprehensive income.

Premiums and discounts are amortized or accreted over the life of the related securities as adjustments to the yield. Realized gains and losses are included in earnings and are derived using the specific identification method for determining the cost of securities sold.

Other Investments

Other investments include FRB stock, FHLB stock and other investments that do not have a readily determinable market value. These investments are carried at cost, which approximates fair value.

Loans and Allowance for Loan Losses

Loans are stated at the principal amount outstanding, net of the allowance for loan losses. Interest on loans is calculated by using the simple interest method on daily balances of the principal amount outstanding.

Nonrefundable loan fees and costs incurred for loans are deferred and recognized in income over the life of the loans.

A loan is considered impaired when, based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate, at the loan’s observable market price, or at the fair value of the collateral of the loan if the loan is collateral dependent. Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts, that the borrower’s financial condition is such that collection of interest is doubtful. When a loan is placed on nonaccrual status, previously accrued and uncollected interest is charged to interest income on loans. Generally, payments on nonaccrual loans are applied to principal. When a borrower has demonstrated the capacity to service the debt for a reasonable period of time, management may elect to resume the accrual of interest on the loan.

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance represents an amount which, in management’s judgment, will be adequate to absorb probable losses on existing loans that may become uncollectible.

Management’s judgment in determining the adequacy of the allowance is based on evaluations of the collectibility of loans. These evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, current economic conditions that may affect the borrower’s ability to pay, overall portfolio quality, and review of specific problem loans.

Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on

NATIONAL COMMERCE CORPORATION

Notes to Consolidated Financial Statements, continued

(amounts in tables in thousands, except per share data)

changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on judgments that are different than those of management.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, i.e. put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or the ability to unilaterally cause the holder to return specific assets.

Mortgage Loans Held-for-Sale

Mortgage loans held-for-sale are carried at the lower of aggregate cost or estimated market value. Gains and losses on loans held-for-sale are included in the determination of income for the period in which the sales occur. At December 31, 2014 and 2013, the cost of loans held-for-sale approximates the market value.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Major additions and improvements are charged to the property accounts while replacements, maintenance and repairs that do not improve or extend the life of the respective assets are expensed currently. When property is retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss, if any, is recognized. Depreciation expense is computed using the straight-line method over the following estimated useful lives:

Building and improvements	10 - 40 years
Furniture and equipment	5 - 10 years
Leasehold improvements	18 years
Computer equipment	3 years

Other Real Estate and Repossessed Assets

Other real estate represents properties acquired through or in lieu of loan foreclosure and is initially recorded at fair value less estimated disposal costs. Costs of improvements are capitalized, whereas costs relating to holding other real estate and valuation adjustments are expensed. Revenue and expenses from operations and changes in valuation allowance are included in net expenses from other real estate.

Business Combinations

The Company accounts for business combinations under the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) 805, Business Combinations. The Company recognizes

NATIONAL COMMERCE CORPORATION

Notes to Consolidated Financial Statements, continued

(amounts in tables in thousands, except per share data)

the full fair value of the assets acquired and liabilities assumed and immediately expenses transaction costs. There is no separate recognition of the acquired allowance for loan losses on the acquirer’s balance sheet as credit-related factors are incorporated directly into the fair value of the net tangible and intangible assets acquired. If the amount of consideration exceeds the fair value of assets purchased less the fair value of liabilities assumed, goodwill is recorded. Alternatively, if the amount by which the fair value of assets purchased exceeds the fair value of liabilities assumed and consideration paid, a gain (“bargain purchase gain”) is recorded. Fair values are subject to refinement for up to one year after the closing date of an acquisition as information relative to closing date fair values becomes available. Results of operations of the acquired business are included in the statement of income from the effective date of the acquisition. Additional information regarding acquisitions is provided in Note 2.

Goodwill and Intangible Assets

Goodwill represents the excess of cost over the fair value of the net assets purchased in business combinations. Goodwill is required to be tested annually for impairment or whenever events occur that may indicate that the recoverability of the carrying amount is not probable. In the event of an impairment, the amount by which the carrying amount exceeds the fair value is charged to earnings. The Company performs its annual test for impairment in the fourth quarter of each year.

Intangible assets consist of core deposit premiums acquired in connection with business combinations and are based on the established value of acquired customer deposits. The core deposit premium is initially recognized based on a valuation performed as of the consummation date and is amortized over an estimated useful life of three to ten years. Amortization periods are reviewed annually in connection with the annual impairment testing of goodwill.

Purchased Loans

Purchased loans acquired in a business combination are recorded at estimated fair value on their purchase date. When the loans have evidence of credit deterioration since origination and it is probable at the date of acquisition that the Company will not collect all contractually required principal and interest payments, the difference between contractually required payments at acquisition and the cash flows expected to be collected at acquisition is referred to as the non-accretable difference. The Company must estimate expected cash flows at each reporting date. Subsequent decreases to the expected cash flows will generally result in a provision for loan losses. Subsequent increases in expected cash flows result in a reversal of the provision for loan losses to the extent of prior provisions and adjust accretable discount if no prior provisions have been made. This increase in accretable discount will have a positive impact on interest income. In addition, purchased loans without evidence of credit deterioration are also handled under this method.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

NATIONAL COMMERCE CORPORATION

Notes to Consolidated Financial Statements, continued

(amounts in tables in thousands, except per share data)

In the event the future tax consequences of differences between the financial reporting bases and the tax bases of the assets and liabilities results in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such asset is required. A valuation allowance is provided for the portion of the deferred tax asset when it is more likely than not that some portion or all of the deferred tax asset will not be realized. In assessing the realizability of the deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies.

The Company currently evaluates income tax positions judged to be uncertain. A loss contingency reserve is accrued if it is probable that the tax position will be challenged, it is probable that the future resolution of the challenge will confirm that a loss has been incurred, and the amount of such loss can be reasonably estimated.

Derivative Financial Instruments and Hedging Activities

In the normal course of business, the Company enters into derivative contracts to manage interest rate risk by modifying the characteristics of the related balance sheet instruments in order to reduce the adverse effect of changes in interest rates.

All derivatives are recognized on the balance sheet at their value in accordance with ASC 815, Accounting for Derivative Instruments and Hedging Activities. On the date the derivative contract is entered into, the Company designates the derivative as a hedge of fair value of a recognized asset or liability or of an unrecognized firm commitment. Changes in the fair value of a derivative that are highly effective, and that are designated and qualify as a fair value hedge, along with the loss or gain on the hedged asset or liability that is attributable to the hedged risk (including gains or losses on firm commitments), are recorded in current-period earnings.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedged transactions. This process includes linking all derivatives that are designated as fair value hedges to specific assets and liabilities on the balance sheet. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively, as discussed below.

The Company discontinues hedge accounting prospectively when (a) it is determined that the derivative is no longer effective in offsetting changes in the fair value of a hedged item; (b) the derivative expires or is sold, terminated, or exercised; (c) a hedged firm commitment no longer meets the definition of a firm commitment; or (d) management determines that designation of the derivative as a hedge instrument is no longer appropriate.

When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair value hedge, the derivative will continue to be carried on the balance sheet at its fair value, and the hedged asset or liability will no longer be adjusted for changes in fair value. When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, the derivative will continue to be carried on the balance sheet at its fair value, and any asset or liability that was recorded pursuant to recognition of the firm commitment will be removed from the balance sheet and recognized as a gain or loss in current-period earnings. In all other situations in which hedge accounting is discontinued, the derivative will be carried at its fair value on the balance sheet, with changes in its fair value recognized in current-period earnings.

NATIONAL COMMERCE CORPORATION

Notes to Consolidated Financial Statements, continued

(amounts in tables in thousands, except per share data)

Mortgage Banking Derivative Commitments

In connection with its mortgage banking activities, the Company enters into loan commitments to fund residential mortgage loans at specified interest rates and within a specified period of time, generally up to 60 days from the time of the rate lock. A loan commitment related to a loan that will be held for sale upon funding is a derivative instrument under ASC 815, which must be recognized at fair value on the consolidated balance sheet in other assets and other liabilities with changes in its value recorded in income from mortgage banking operations.

To hedge the exposure of changes in interest rates impacting the fair value of loans held for sale and related loan commitments, the Company typically enters into forward sales commitments with its secondary market investors at the time a loan commitment is granted to lock in the ultimate sale and price of the loan. These commitments are generally on a best efforts basis. Accordingly, there are no material sales commitment derivative instruments.

As of December 31, 2014 and 2013, the fair value of the Company’s interest rate lock commitment derivatives was approximately $98,000 and $79,000, respectively, and is included in other assets in the accompanying consolidated balance sheets. The Company recognized income of $18,000 and $79,000 during the years ended December 31, 2014 and 2013, respectively. These amounts are included in mortgage origination and fee income in the consolidated statements of earnings. There were no material interest rate lock commitment derivatives outstanding at December 31, 2012.

Stock-Based Compensation

The Company accounts for its stock-based compensation plans using a fair value-based method of accounting, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period.

Accumulated Other Comprehensive Income

At December 31, 2014, 2013 and 2012, accumulated other comprehensive income consisted of net unrealized gains on investment securities available-for-sale.

Net Earnings per Common Share

Basic earnings per common share are computed by dividing net income by the weighted-average number of shares of common stock outstanding during the year. Diluted earnings per common share are computed by dividing net income by the effect of the issuance of potential common shares that are dilutive and by the sum of the weighted-average number of shares of common stock outstanding. Anti-dilutive potential common shares are excluded from the diluted earnings per share computation and totaled 30,000 during 2013 and 2012. In June 2014, these antidilutive securities were exercised and are included in common shares outstanding during 2014. The acquired United options are anti-dilutive and excluded from this calculation.

NATIONAL COMMERCE CORPORATION

Notes to Consolidated Financial Statements, continued

(amounts in tables in thousands, except per share data)

The reconciliation of the components of basic and diluted earnings per share is as follows:

	2014	2013	2012
Net earnings available to common shareholders	$5,403	4,006	2,057

Weighted average common shares outstanding	5,888,862	5,730,114	5,730,114
Dilutive effect of stock options	19,266	6,511	3,276
Dilutive effect of performance share awards	52,071	27,660	7,010

Diluted common shares	5,960,199	5,764,285	5,740,400

Basic earnings per common share	$0.92	0.70	0.36
Diluted earnings per common share	$0.91	0.69	0.36

Reclassifications

Certain 2013 and 2012 amounts have been reclassified to conform to the presentation used in 2014. These reclassifications had no material effect on the operations, financial condition or cash flows of the Company.

Recently Issued Accounting Pronouncements

In July 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2013-10, Derivatives and Hedging (Topic 815): Inclusion of the Fed Funds Effective Swap Rate (or Overnight Index Swap Rate) as a Benchmark Interest Rate for Hedge Accounting Purposes, which permits the Fed Funds Effective Swap Rate to be used as a U.S. benchmark interest rate for hedge accounting purposes, in addition to the U.S. Treasury and London Interbank Offered Rate. The ASU also amends previous rules by removing the restriction on using different benchmark rates for similar hedges. This amendment applies to all entities that elect to apply hedge accounting of the benchmark interest rate. The amendments in this ASU were effective for qualifying new or redesignated hedging relationships entered into on or after July 17, 2013. The Company has adopted this update, although such adoption had no impact on its financial position or results of operations.

In July 2013, the FASB issued ASU No. 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists, which provides that an unrecognized tax benefit, or a portion thereof, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except to the extent that a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date to settle any additional income taxes that would result from disallowance of a tax position, or the tax law does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, then the unrecognized tax benefit should be presented as a liability. These amendments in this ASU are effective for fiscal years, and interim reporting periods within those years, beginning after December 15, 2013. Early adoption and retrospective application is permitted. The Company has adopted this update, although such adoption had no impact on its financial position or results of operations.

In January 2014, the FASB issued ASU No. 2014-04, Receivables-Troubled Debt Restructurings by Creditors (Subtopic 310-40): Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure. These amendments are intended to clarify when a creditor should be considered to have received physical possession of residential real estate property collateralizing a consumer mortgage

NATIONAL COMMERCE CORPORATION

Notes to Consolidated Financial Statements, continued

(amounts in tables in thousands, except per share data)

loan such that the loan should be derecognized and the real estate recognized. The amendments clarify that an in substance repossession or foreclosure occurs, and a creditor is considered to have received physical possession of residential real estate property collateralizing a consumer mortgage loan, upon either: (1) the creditor obtaining legal title to the residential real estate property upon completion of residential foreclosure, or (2) the borrower conveying all interest in the residential real estate property to the creditor to satisfy that loan through completion of a deed in lieu of foreclosure or through a similar legal agreement. Additional disclosures about such activities are required by these amendments. The amendments in this ASU become effective for public companies for annual periods and interim periods within those annual periods beginning after December 15, 2014, and early adoption is permitted. The Company is assessing the impact that these amendments will have on its financial position and results of operations, but does not currently anticipate that it will have a material impact.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). These amendments affect any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (e.g. insurance contracts or lease contracts). This ASU will supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance, and creates a Topic 606, Revenue from Contracts with Customers. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. This ASU will be effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early adoption is not permitted. The ASU allows for either full retrospective or modified retrospective adoption. The Company is assessing the effects of this ASU, which exclude financial instruments from its scope, but does not anticipate that it will have a material impact on its financial position or results of operations.

In June 2014, the FASB issued ASU No. 2014-12, Compensation – Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved After the Requisite Service Period. The amendments clarify the proper method of accounting for share-based payments when the terms of an award provide that a performance target could be achieved after the requisite service period. This ASU requires that a performance target that affects vesting, and that could be achieved after the requisite service period, be treated as a performance condition. The performance target should not be reflected in estimating the grant-date fair value of the award. Compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. The amendments in this ASU are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. None of the Company’s share-based payment awards have service components, so the Company does not believe this ASU will have an impact on its financial position or results of operations.

In August 2014, the FASB issued ASU No. 2014-14, Receivables – Troubled Debt Restructurings by Creditors (Subtopic 310-40): Classification of Certain Government-Guaranteed Mortgage Loans upon Foreclosure. These amendments address the diversity in practice regarding the classification and measurement of foreclosed loans which were part of a government-sponsored loan guarantee program (e.g., HUD, FHA, VA). The ASU

NATIONAL COMMERCE CORPORATION

Notes to Consolidated Financial Statements, continued

(amounts in tables in thousands, except per share data)

outlines certain criteria that, if met, require the loan (residential or commercial) should be derecognized and a separate other receivable should be recorded upon foreclosure at the amount of the loan balance (principal and interest) expected to be recovered from the guarantor. This ASU will be effective for annual reporting periods beginning after December 15, 2014, including interim periods within that reporting period. Early adoption is permitted, provided the entity has adopted ASU 2014-04. The ASU should be adopted either prospectively or on a modified retrospective basis. The Company is assessing the impact that these amendments will have on its financial position and results of operations, but does not currently anticipate that it will have a material impact.

(2)	Business Combinations

CBI Holding Company, LLC

On August 29, 2014, NBC acquired 70% of the outstanding units of CBI, a receivables factoring business headquartered in Decatur, Alabama. CBI operates as a subsidiary of NBC. NBC has an option to purchase the remaining 30% interest for a purchase price based on a multiple of CBI’s earnings. The option is exercisable at any time beginning on August 29, 2019 and expires on August 29, 2022.

The primary reasons for the purchase were to utilize a portion of the Company’s excess capital and liquidity in a highly profitable business line to enhance revenue production and to diversify its earnings base.

The acquisition was accounted for under the acquisition method of accounting in accordance with ASC 805, Business Combinations. NBC paid $16,181,000 in cash for a 70% interest in CBI. All of the assets and liabilities of CBI are included in the Company’s consolidated balance sheet. In connection with the acquisition, the Company recorded $23,115,000 of goodwill. For income tax purposes, this acquisition was treated as an asset purchase and deferred taxes have been established for the difference between book and tax basis of assets and liabilities where appropriate.

Fair value estimates are based on the information available, and are subject to change for up to one year after the closing date of the acquisition as additional information regarding closing date fair values becomes available. Given an average life for CBI’s receivables of 35 to 40 days, the assets and liabilities of CBI are very short term in nature and the book value was deemed to be the fair value, with the exception of a $174,000 discount on the purchased factored receivables, which was accreted into income during September 2014 in accordance with the average life of the related receivables.

NATIONAL COMMERCE CORPORATION

Notes to Consolidated Financial Statements, continued

(amounts in tables in thousands, except per share data)

The table below summarizes the estimates of fair value of the assets purchased, including goodwill, and the liabilities assumed as of August 29, 2014.

As of
August 29, 2014
Assets:
Cash and cash equivalents	$2,233
Factored receivables	81,559
Premises and equipment, net	444
Other assets	157
Goodwill	23,115

Total assets	107,508

Liabilities:
Other liabilities	6,592
Note payable	77,801

Total liabilities	84,393

Non controlling interest	6,934

Purchase price	$16,181

United Group Banking Company of Florida, Inc.

On December 15, 2014, the Company completed its acquisition of United Group Banking Company of Florida, Inc. (“United”), a bank holding company headquartered in Longwood, Florida. At that time, United’s wholly-owned non-banking subsidiary, RBCF Holdings Inc., became a wholly-owned subsidiary of the Company. United’s wholly-owned banking subsidiary, ULB, is expected to merge with and into NBC during the first quarter of 2015. ULB had a total of five banking locations located in the greater Orlando area as of December 31, 2014. Upon consummation of the acquisition, United was merged with and into the Company, with the Company as the surviving entity in the merger. United’s common shareholders were entitled to elect to receive either 0.057794 shares of the Company’s common stock, or $1.30 in cash in exchange for each share of United’s common stock, or a combination stock and cash. The total amount of cash paid by the Company for cash elections was capped at $2,950,000 in the merger agreement. The Company paid cash for cash elections and cash in lieu of fractional shares totaling $2,953,884 and issued 1,617,027 shares of the Company’s common stock. The aggregate estimated value of the consideration given was $33,309,000. The Company recorded $5,719,000 of goodwill, which is nondeductible for tax purposes, as this acquisition was a nontaxable transaction. Approximately $272,000 of direct stock issuance costs for the acquisition were incurred and charged against additional paid in capital and other acquisition expenses of approximately $368,000 were charged directly to other noninterest expenses.

The acquisition of United was accounted for using the acquisition method of accounting in accordance with ASC 805, Business Combinations. Assets acquired, liabilities assumed and consideration exchanged were recorded at their respective acquisition date fair values. Determining the fair value of assets and liabilities is a complicated process involving significant judgment regarding methods and assumptions used to calculate estimated fair values. Fair values are preliminary and subject to refinement for up to one year after the closing date of the acquisition as additional information regarding the closing date fair values becomes available.

NATIONAL COMMERCE CORPORATION

Notes to Consolidated Financial Statements, continued

(amounts in tables in thousands, except per share data)

The following table presents the assets acquired and liabilities assumed of United as of December 15, 2014, at their initial fair value estimates:

	As Recorded	Fair Value		As Recorded
	By United	Adjustments		By the Company
Cash and cash equivalents	$37,072	—		37,072
Investment securities	26,376	(966	) a	25,410
Loans	154,334	(4,408	) b	149,926
Allowance for loan losses	2,162	(2,162	) c	—

Net loans	152,172	(2,246)		149,926
Premises and equipment, net	8,292	648	d	8,940
Core deposit intangible	—	1,776	e	1,776
Bank owned life insurance	2,151	—		2,151
Other real estate and repossessions	818	(260	) f	558
Other assets	7,269	125	g	7,394

Total Assets	$234,150	(923)		233,227

				—
Non-interest bearing	$50,007	—		50,007
Interest-bearing	150,539	—		150,539

Total Deposits	200,546	—		200,546
FHLB advances	4,865	9	h	4,874
Other liabilities	217	—		217

Total Liabilities	205,628	9		205,637

				—
Net identifiable assets acquired over liabilities assumed	28,522	(932)		27,590
Goodwill	—	5,719		5,719

Net assets acquired over liabilities assumed	$28,522	4,787		33,309

Consideration:
Shares of common stock issued	1,617,027
Estimated value per share of the Company’s stock	$18.72

Fair value of Company stock issued	30,271
Cash exchanged for shares and cash in lieu	2,954
Value of assumed stock options	84

Fair value of total consideration transferred	$33,309

Explanation of fair value adjustments

a.	Adjustment reflects fair value adjustments of the available-for-sale portfolio at acquisition date.
b.	Adjustment reflects the fair value adjustments based on the Company’s evaluation of the acquired loan portfolio.
c.	Adjustment reflects the elimination of United’s allowance for loan losses.
d.	Adjustment reflects the fair value adjustment on United’s main office location.

NATIONAL COMMERCE CORPORATION

Notes to Consolidated Financial Statements, continued

(amounts in tables in thousands, except per share data)

e.	Adjustment reflects the recording of core deposit intangible asset.
f.	Adjustment reflects the fair value adjustment based on the evaluation of the acquired other real estate and repossessed assets.
g.	Adjustment to record the deferred tax asset created by purchase adjustments.
h.	Adjustment reflects the fair value adjustment to the FHLB borrowings.

The discounts on loans will be accreted to interest income over the estimated average life of the loans using the level yield method. The core deposit intangible asset is being amortized over a seven-year life on an accelerated basis.

The following unaudited supplemental pro forma information is presented to show estimated results assuming CBI and United were acquired as of the beginning of each period presented. These unaudited pro forma results are not necessarily indicative of the operating results that the Company would have achieved had it completed the acquisition as of January 1, 2013 or 2014 and should not be considered as representative of future operating results.

	For The Year Ended December 31,
	2014	2013
Net interest income – pro forma (unaudited)	$42,281	$36,073
Net earnings – pro forma (unaudited)	$7,166	$5,401
Diluted earnings per common share (unaudited)	$0.96	$0.73

In many cases, determining the fair value of the acquired assets and assumed liabilities requires the Company to estimate cash flows expected to result from those assets and liabilities and to discount those cash flows at appropriate rates of interest. The most significant of those determinations is related to the fair valuation of acquired loans. Acquired loans are initially recorded at their acquisition date fair values. The carryover of the allowance for loan losses is prohibited, as any credit losses in the loans are included in the determination of the fair value of the loans at the acquisition date. Fair values for acquired loans are based on a discounted cash flow methodology that involves assumptions including the remaining life of the acquired loans, estimated prepayments, estimated value of the underlying collateral and net present value of cash flows expected to be collected. Acquired loans that have evidence of deterioration in credit quality since origination and for which it is probable, at acquisition, that the acquirer will be unable to collect all contractually required payments are specifically identified and analyzed. The excess of cash flows expected at acquisition over the estimated fair value is referred to as the accretable discount and is recognized in interest income over the remaining life of the loan. The difference between contractually required payments at acquisition and the cash flows expected to be collected at acquisition is referred to as the non-accretable discount. The non-accretable discount represents estimated future credit losses expected to be incurred over the life of the loan.

NATIONAL COMMERCE CORPORATION

Notes to Consolidated Financial Statements, continued

(amounts in tables in thousands, except per share data)

Loans at the acquisition date are presented in the following table.

	Acquired Impaired Loans	Acquired Performing Loans	Total Acquired Loans
Commercial, financial, and agricultural	$929	22,274	23,203
Real estate - mortgage	6,844	105,361	112,205
Real estate - construction	918	7,377	8,295
Consumer	336	5,887	6,223

Total	$9,027	140,899	149,926

The following table presents information about the purchased credit-impaired loans at acquisition.

Contractually required principal and interest payments	$11,956
Non-accretable difference	2,929

Cash flows expected to be collected	9,027
Accretable discount	—

Fair value of loans acquired with a deterioration of credit quality	$9,027

The following table presents changes in the carrying amount of the accretable yield on acquired loans for the year ended December 31, 2014. The Company had no acquisitions prior to the year ended December 31, 2014.

2014
Balance, beginning of year	$—
Acquisition of United	1,480
Accretion	(13)
Net transfers from non-accretable difference to accretable yield	—

Balance, end of year	$1,467

(3)	Investment Securities

Investment securities available-for-sale at December 31, 2014 and 2013 are as follows:

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
December 31, 2014	Cost	Gains	Losses	Value
U.S. Treasury securities	$1,501	—	—	1,501
Mortgage-backed securities	27,723	1,138	111	28,750
Municipal securities	4,408	279	6	4,681

Total investment securities available-for-sale	$33,632	1,417	117	34,932

NATIONAL COMMERCE CORPORATION

Notes to Consolidated Financial Statements, continued

(amounts in tables in thousands, except per share data)

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
December 31, 2013	Cost	Gains	Losses	Value
Mortgage-backed securities	$33,123	1,022	403	33,742
Municipal securities	4,409	59	198	4,270
Mutual fund	10,000	—	33	9,967

Total investment securities available-for-sale	$47,532	1,081	634	47,979

Management evaluates securities for other-than-temporary impairment on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Details concerning investment securities with unrealized losses as of December 31, 2014 and 2013 are as follows:

	December 31, 2014
	Less than 12 Months		12 Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
U.S. Treasury securities	$—	—	—	—	—	—
Mortgage-backed securities	—	—	7,705	111	7,705	111
Municipal securities	—	—	494	6	494	6

	$—	—	8,199	117	8,199	117

	December 31, 2013
	Less than 12 Months		12 Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
Mortgage-backed securities	$8,409	403	—	—	8,409	403
Municipal securities	2,086	198	—	—	2,086	198
Mutual fund	9,967	33	—	—	9,967	33

	$20,462	634	—	—	20,462	634

At December 31, 2014, three out of thirteen mortgage-backed securities and one out of nine municipal securities were in a loss position. At December 31, 2013, three out of fourteen mortgage-backed securities, four out of nine municipal securities and the sole mutual fund were in a loss position. In analyzing an issuer’s financial condition, management considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and industry analysts’ reports. As management had the ability and intent to hold debt securities until maturity, no declines were deemed to be other than temporary as of December 31, 2014 and 2013.

During 2014, the Company sold investment securities for proceeds of $35,377,000 and realized a gross loss of $33,000 on those sales. During 2013, the Company sold investment securities for proceeds of $952,000 and realized a gross gain of $47,000 on those sales. During 2012, the Company did not sell any investment securities.

NATIONAL COMMERCE CORPORATION

Notes to Consolidated Financial Statements, continued

(amounts in tables in thousands, except per share data)

At December 31, 2014 and 2013, securities with a carrying value of approximately $34,633,000 and $35,206,000, respectively, were pledged to secure public deposits as required by law and for other purposes.

The amortized cost and estimated fair value of securities available-for-sale at December 31, 2014, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized	Fair
	Cost	Value
Municipal & U.S. Treasury securities:
0 to 5 years	$1,501	1,501
5 to 10 years	1,047	1,101
Over 10 years	3,361	3,580
Mortgage-backed securities	27,723	28,750

	$33,632	34,932

(4)	Loans

Major classifications of loans at December 31, 2014 and 2013 are summarized as follows:

	2014	2013
Commercial, financial, and agricultural	$131,657	115,005
Factored commercial receivables	82,600	—
Real estate – mortgage	577,268	403,053
Real estate – construction	83,663	58,372
Consumer	13,962	6,113
Leases	—	6

	889,150	582,549
Less: Unearned fees	429	547

Total loans and leases	888,721	582,002
Allowance for loan losses	(9,802)	(9,119)

Total net loans and leases	$878,919	572,883

The Banks grant loans and extensions of credit to individuals and a variety of businesses located in their general trade areas throughout Alabama and Florida, including metropolitan Birmingham, Huntsville, Lee County and Baldwin County in Alabama and metropolitan Orlando and Vero Beach in Florida. Through CBI, the Company also purchases receivables from transportation companies and automotive parts and service providers nationwide. Although the Banks have a diversified loan portfolio, a substantial portion of the loan portfolio is collateralized by improved and unimproved real estate and is dependent upon the real estate market. Portfolio segments utilized by the Banks are identified below. Relevant risk characteristics for these portfolio segments generally include debt service coverage, loan-to-value ratios and financial performance on non-consumer loans and credit scores, debt-to-income, collateral type and loan-to-value ratios for consumer loans.

The following tables present the balance in the allowance for loan losses and the recorded investment in loans by portfolio segment and based on impairment method as of December 31, 2014, 2013 and 2012. The

NATIONAL COMMERCE CORPORATION

Notes to Consolidated Financial Statements, continued

(amounts in tables in thousands, except per share data)

acquired loans are not included in the allowance for loan losses calculation, as these loans are recorded at fair value and there has been no further indication of credit deterioration that would require an additional provision.

	Commercial,	Factored
	financial, and	Commercial	Real estate -	Real estate -
	agricultural	receivables	mortgage	Construction	Consumer	Leases	Unallocated	Total
Balance, December 31, 2014
Balance, beginning of year	$1,398	—	4,449	964	243	—	2,065	9,119
Provisions charged to operating expense	61	978	988	(350)	298	—	(997)	978
Loans charged off	(3)	(656)	(429)	—	—	—	—	(1,088)
Recoveries	67	633	39	33	21	—	—	793

Balance, end of year	$1,523	955	5,047	647	562	—	1,068	9,802

Ending balance, individually evaluated for impairment	$—	473	350	50	—	—	—	873
Ending balance, collectively evaluated for impairment	1,523	482	4,697	597	562	—	1,068	8,929
Loans:
Individually evaluated for impairment	$—	1,605	2,078	198	—	—	—	3,881
Collectively evaluated for impairment	$130,656	80,995	568,363	82,551	13,627	—	—	876,192
Acquired loans with deteriorated credit quality	$1,001	—	6,827	914	335	—	—	9,077

	Commercial,	Factored
	financial, and	Commercial	Real estate -	Real estate -
	agricultural	receivables	mortgage	Construction	Consumer	Leases	Unallocated	Total
Balance, December 31, 2013
Balance, beginning of year	$1,158	—	5,093	497	170	3	3,099	10,020
Provisions charged to operating expense	(47)	—	864	162	58	(3)	(1,034)	—
Loans charged off	(32)	—	(1,557)	—	—	—	—	(1,589)
Recoveries	319	—	49	305	15	—	—	688

Balance, end of year	$1,398	—	4,449	964	243	—	2,065	9,119

Ending balance, individually evaluated for impairment	$—	—	—	—	—	—	—	—
Ending balance, collectively evaluated for impairment	$1,398	—	4,449	964	243	—	2,065	9,119
Loans:
Individually evaluated for impairment	$27	—	3,344	—	—	—	—	3,371
Collectively evaluated for impairment	$114,978	—	399,709	58,372	6,113	6	—	579,178

NATIONAL COMMERCE CORPORATION

Notes to Consolidated Financial Statements, continued

(amounts in tables in thousands, except per share data)

	Commercial,	Factored
	financial, and	Commercial	Real estate -	Real estate -
	agricultural	receivables	mortgage	Construction	Consumer	Leases	Unallocated	Total
Balance, December 31, 2012
Balance, beginning of year	$1,423	—	5,509	1,071	90	29	2,221	10,343
Provisions charged to operating expense	(435)	—	(397)	(303)	408	(25)	877	125
Loans charged off	(41)	—	(409)	(1,292)	(372)	—	—	(2,114)
Recoveries	211	—	391	1,021	43	—	—	1,666

Balance, end of year	$1,158	—	5,094	497	169	4	3,098	10,020

Ending balance, individually evaluated for impairment	$—	—	—	—	—	—	—	—
Ending balance, collectively evaluated for impairment	$1,158	—	5,094	497	169	4	3,098	10,020
Loans:
Individually evaluated for impairment	$—	—	244	—	—	—	—	244
Collectively evaluated for impairment	$92,147	—	302,873	36,267	10,030	413	—	441,730

The Banks individually evaluate for impairment all loans that are on nonaccrual status. Additionally, all troubled debt restructurings are individually evaluated for impairment. A loan is considered impaired when, based on current events and circumstances, it is probable that all amounts due according to the contractual terms of the loan will not be collected. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate, at the loan’s observable market price, or the fair value of the collateral if the loan is collateral-dependent. Management may also elect to apply an additional collective reserve to groups of impaired loans based on current economic or market factors. Interest payments received on impaired loans are generally applied as a reduction of the outstanding principal balance. During 2014 and 2013, the Banks did not modify any loans that would be considered a troubled debt restructuring.

NATIONAL COMMERCE CORPORATION

Notes to Consolidated Financial Statements, continued

(amounts in tables in thousands, except per share data)

The following tables present impaired loans by class of loans as of December 31, 2014 and 2013. The purchased credit-impaired loans are not included in these tables because they are carried at fair value and accordingly have no related associated allowance.

		Unpaid		Average
	Recorded	Principal	Related	Recorded
December 31, 2014	Investment	Balance	Allowance	Investment
Impaired loans without related allowance:
Commercial, financial, and agricultural	$—	—	—	24
Factored commercial receivables	—	—	—	—
Real estate – mortgage	1,052	2,030	—	1,770
Real estate – construction	—	—	—	—
Consumer	—	—	—	—
Leases	—	—	—	—

Total	$1,052	2,030	—	1,794

Impaired loans with related allowance:
Commercial, financial, and agricultural	$—	—	—	—
Factored commercial receivables	1,605	1,605	473	321
Real estate – mortgage	1,026	1,026	350	205
Real estate – construction	198	198	50	40
Consumer	—	—	—	—
Leases	—	—	—	—

Total	$2,829	2,829	873	566

Total impaired loans:
Commercial, financial, and agricultural	$—	—	—	24
Factored commercial receivables	1,605	1,605	473	321
Real estate – mortgage	2,078	3,056	350	1,975
Real estate – construction	198	198	50	40
Consumer	—	—	—	—
Leases	—	—	—	—

Total	$3,881	4,859	873	2,360

		Unpaid		Average
	Recorded	Principal	Related	Recorded
December 31, 2013	Investment	Balance	Allowance	Investment
Impaired loans without related allowance:
Commercial, financial, and agricultural	$27	236	—	2
Real estate – mortgage	3,344	4,429	—	2,075
Real estate – construction	—	—	—	—
Consumer	—	—	—	—
Leases	—	—	—	—

Total	$3,371	4,665	—	2,077

For the years ended December 31, 2014, 2013 and 2012, the Banks did not recognize a material amount of interest income on impaired loans.

NATIONAL COMMERCE CORPORATION

Notes to Consolidated Financial Statements, continued

(amounts in tables in thousands, except per share data)

During 2009, NBC purchased certain loans that had evidence of credit deterioration since origination, and management has determined that it is probable that they will not collect all contractually-required principal and interest payments. These loans were purchased at a discount, and this discount has been deemed a non-accretable difference, as it represents management’s estimate of the difference between the contractually required payments at acquisition and the cash flows expected to be collected over the respective lives of the loans. Subsequent decreases to the expected cash flows will generally result in a provision for loan losses. Subsequent increases in cash flows result in a reversal of the provision for loan losses to the extent of prior charges or a reversal of the non-accretable difference with a positive impact on interest income. Further, any excess of cash flows expected at acquisition over the estimated fair value is referred to as the accretable discount and is recognized in interest income over the remaining life of the loan when there is a reasonable expectation about the amount and timing of such cash flows. The principal balance of the remaining loan was approximately $378,000 and $402,000 as of December 31, 2014 and 2013, respectively, and the non-accretable discount was approximately $71,000 at December 31, 2014 and 2013.

The following tables present the aging of the recorded investment in past due loans and non-accrual loan balances as of December 31, 2014 and 2013 by class of loans. All loans greater than 90 days past due are placed on non-accrual status, excluding factored receivables. For CBI’s factored receivables, which are commercial trade credit rather than promissory notes, our practice is to charge off unpaid recourse receivables when they become 90 days past due from the invoice due date and the non-recourse receivables at 120 days past due from the statement billing date. For the recourse receivables, the invoice is charged against the client reserve account established for such purposes, unless the client reserve is insufficient, at which point it is charged against loans.

	30-59 Days	60-89 Days	> 90 Days	Total
December 31, 2014	Past Due	Past Due	Past Due	Past Due	Current	Total	Non-accrual
Commercial, financial, and agricultural	$—	—	—	—	131,657	131,657	—
Factored commercial receivables	6,327	1,013	217	7,557	75,043	82,600	—
Real estate - mortgage	191	1,963	1,572	3,726	573,542	577,268	4,133
Real estate - construction	198	—	—	198	83,465	83,663	676
Consumer	188	—	132	320	13,642	13,962	56
Leases	—	—	—	—	—	—	—

Total	$6,904	2,976	1,921	11,801	877,349	889,150	4,865

	30-59 Days	60-89 Days	> 90 Days	Total
December 31, 2013	Past Due	Past Due	Past Due	Past Due	Current	Total	Non-accrual
Commercial, financial, and agricultural	$—	—	—	—	115,005	115,005	27
Real estate - mortgage	343	—	2,579	2,922	400,131	403,053	3,344
Real estate - construction	—	—	—	—	58,372	58,372	—
Consumer	—	—	—	—	6,113	6,113	—
Leases	—	—	—	—	6	6	—

Total	$343	—	2,579	2,922	579,627	582,549	3,371

The Banks categorize loans into risk categories based on relevant information about the ability of borrowers to service their debt, such as current financial information, historical payment experience, credit documentation, public information and current economic trends, among other factors. The Banks analyze

NATIONAL COMMERCE CORPORATION

Notes to Consolidated Financial Statements, continued

(amounts in tables in thousands, except per share data)

loans individually by classifying the loans as to credit risk. This analysis is performed on a continuous basis. The Banks use the following definitions for their risk ratings:

Other Assets Especially Mentioned (“OAEM”): Weakness exists that could cause future impairment, including the deterioration of financial ratios, past due status and questionable management capabilities. Collateral values generally afford adequate coverage but may not be immediately marketable.

Substandard: Specific and well-defined weaknesses exist that may include poor liquidity and deterioration of financial ratios. The loan may be past due and related deposit accounts experiencing overdrafts. Immediate corrective action is necessary.

Doubtful: Specific weaknesses characterized as Substandard that are severe enough to make collection in full unlikely. There is no reliable secondary source of full repayment. Loans classified as doubtful will usually be placed on non-accrual, analyzed and fully or partially charged off based on a review of any collateral and other relevant factors.

Loss: Specific weakness characterized as Doubtful that are severe enough to be considered uncollectible and of such minimal value that its continuance as an asset is not warranted.

Loans not meeting the criteria above that are analyzed individually as part of the above described process are considered to be “Pass” rated loans. As of December 31, 2014 and 2013, and based on the most recent analyses performed, the risk category of loans by class of loans is as follows:

December 31, 2014	Pass	OAEM	Substandard	Doubtful	Total
Commercial, financial, and agricultural	$129,314	1,159	1,184	—	131,657
Factored commercial receivables	80,995	—	—	1,605	82,600
Real estate – mortgage	565,992	4,057	2,803	4,416	577,268
Real estate – construction	82,552	94	254	763	83,663
Consumer	13,192	201	477	92	13,962
Leases	—	—	—	—	—

Total	$872,045	5,511	4,718	6,876	889,150

December 31, 2013	Pass	OAEM	Substandard	Doubtful	Total
Commercial, financial, and agricultural	$111,828	1,257	1,893	27	115,005
Real estate – mortgage	392,568	3,829	3,312	3,344	403,053
Real estate – construction	58,372	—	—	—	58,372
Consumer	6,113	—	—	—	6,113
Leases	6	—	—	—	6

Total	$568,887	5,086	5,205	3,371	582,549

NATIONAL COMMERCE CORPORATION

Notes to Consolidated Financial Statements, continued

(amounts in tables in thousands, except per share data)

(5)	Premises and Equipment

Major classifications of premises and equipment as of December 31, 2014 and 2013 are summarized as follows:

	2014	2013
Land	$11,389	3,205
Building and improvements	12,525	6,500
Furniture and equipment	5,854	2,904
Leasehold improvement	3,045	2,377
Construction in process	1,348	4,136
Automobile	53	—

	34,214	19,122
Less accumulated depreciation	6,654	2,941

	$27,560	16,181

Depreciation expense amounted to approximately $836,000, $737,000 and $553,000 in 2014, 2013 and 2012, respectively.

(6)	Deposits

Time deposits greater than or equal to $250,000 totaled approximately $85,302,000 and $86,491,000 as of December 31, 2014 and 2013, respectively.

At December 31, 2014, contractual maturities of time deposits are summarized as follows:

2015	$107,492
2016	45,383
2017	30,051
2018	16,414
2019	6,867

$206,207

As of December 31, 2014, there was one customer with approximately $66,411,000 in deposits, or 7% of total deposits. As of December 31, 2013, there were two customers with approximately $72,250,000 in aggregate deposits, or 11% of total deposits.

At December 31, 2014, the Company had outstanding brokered certificates of deposits of $48,935,000 with an average weighted rate of 0.81%. The Company had no outstanding brokered certificates of deposits at December 31, 2012.

NATIONAL COMMERCE CORPORATION

Notes to Consolidated Financial Statements, continued

(amounts in tables in thousands, except per share data)

(7)	Federal Home Loan Bank Advances and Borrowings

At December 31, 2014 and 2013, the Company had advances outstanding from the FHLB that are summarized as follows:

Advance	Interest Basis	Current Rate	Maturity	Call or Conversion Date
$2,000	Fixed	4.06%	February 1, 2019	N/A
15,000	Fixed	1.04%	January 26, 2016	N/A
5,000	Fixed	3.96%	July 2, 2018	N/A

$22,000

As of December 31, 2014, the Company had outstanding unfunded standby letters of credit with the FHLB totaling $98,345,000.

The Company had pledged under blanket floating liens approximately $471,481,000 and $409,911,000 in residential first mortgage loans, home equity lines of credit, commercial real estate loans, and loans secured by multi-family real estate as security for these advances and letters and possible future advances as of December 31, 2014 and 2013, respectively. The value of the pledged collateral, when using appropriate discount percentages as prescribed by the FHLB, equals or exceeds the advances and unfunded standby letters of credit outstanding. At December 31, 2014, the Company had approximately $111,032,000 in additional borrowing capacity under its borrowing arrangement with the FHLB.

The Company had available lines of credit for overnight borrowings totaling $84,600,000 at December 31, 2014.

(8)	Income Taxes

The components of income tax expense for the years ended December 31, 2014, 2013 and 2012 are as follows:

	2014	2013	2012
Current	$2,607	409	71
Deferred	28	550	(240)
Expense of operating loss carryforwards	536	1,351	1,240
Change in valuation allowance	(12)	—	—

	$3,159	2,310	1,071

NATIONAL COMMERCE CORPORATION

Notes to Consolidated Financial Statements, continued

(amounts in tables in thousands, except per share data)

The difference between income tax expense and the amount computed by applying the statutory federal income tax rate to income before taxes for the years ended December 31, 2014, 2013 and 2012 is as follows:

	2014	2013	2012
Pretax income at statutory rate	$3,085	2,147	1,064
State income tax expense, net	224	251	125
Cash surrender value income	(83)	(80)	(66)
Tax exempt interest	(65)	(56)	(68)
Minority interest	(174)	—	—
Merger related expenses	111	—	—
Change in valuation allowance	(12)	—	—
Other	73	48	16

	$3,159	2,310	1,071

The following summarizes the components of deferred taxes at December 31, 2014 and 2013.

	2014	2013
Deferred income tax assets:
Loans and allowance for loan losses	$4,471	2,501
Accrued expenses	106	107
Operating loss carryforwards and credits	7,037	3,260
Premises and equipment	283	672
Capital loss carryforward	—	14
Non-accrual interest income	31	75
Stock-based compensation	479	347
Other real estate	99	32
Investment in pass through entity	208	—
Other	157	164

Total gross deferred income tax assets	12,871	7,172
Less valuation allowance	—	(12)

Net deferred income tax assets	12,871	7,160
Deferred income tax liabilities:
Unrealized gains on investment securities available-for-sale	455	156
Prepaid expenses	182	154
Core deposit intangible	668	—
Goodwill	122	—
Leases	—	93

Total gross deferred income tax liabilities	1,427	403

Net deferred income tax assets	$11,444	6,757

As of December 31, 2014, the Company has net operating loss carryforwards totaling approximately $18,850,000 for federal taxes and $12,300,000 for state taxes that will begin to expire in 2029 and 2024 for federal and state taxes, respectively, unless previously utilized. The federal operating loss carryforwards are subject to limitation under Internal Revenue Code §382, but are expected to be utilized within the

NATIONAL COMMERCE CORPORATION

Notes to Consolidated Financial Statements, continued

(amounts in tables in thousands, except per share data)

carryforward period. A majority of the state net operating loss carryforwards are also subject to limitation under Internal Revenue Code §382. These net operating losses are also expected to be utilized during the carryforward period.

(9)	Commitments

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet. The contract amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

In most cases, the Company requires collateral or other security to support financial instruments with credit risk.

	December 31,
	2014	2013
Financial instruments whose contract amounts represents credit risk:
Commitments to extend credit	$182,820	141,887
Stand-by and performance letter of credit	$8,085	4,066

Commitments to extend credit are agreements to lend to a customer, as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained upon an extension of credit, if deemed necessary by the Company, is based on management’s credit evaluation. The type of collateral held varies but may include unimproved and improved real estate, certificates of deposit, or personal property.

Standby and performance letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to local businesses. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

NATIONAL COMMERCE CORPORATION

Notes to Consolidated Financial Statements, continued

(amounts in tables in thousands, except per share data)

The Company has entered into operating lease agreements for eight branch locations. At December 31, 2014, seven locations are open and one location is scheduled to open in February 2015. Total rent expense for 2014, 2013 and 2012 was approximately $445,000, $457,000 and $494,000, respectively. Future minimum rent on operating leases as of December 31, 2014 is as follows:

Year ending December 31,
2015	$739
2016	388
2017	311
2018	192
2019	—
Thereafter	—

$1,630

In the normal course of business, the Company may be named as defendant in certain litigation. Some of these matters may claim substantial damages. After consultation with outside legal counsel, management believes that resolution of these issues will not result in material adverse effect on the Company’s financial position or results of operations.

(10)	Derivative Financial Instruments and Hedging Transactions

The Company is exposed to certain risks relating to its ongoing business operations. The primary risk managed by using derivative instruments is interest rate risk. Interest rate swaps are entered into to manage interest rate risk associated with certain of the Company’s fixed-rate loans. The Company has also entered into interest rate swap contracts with certain of its customers. To hedge the associated risk, the Company has entered into reciprocal interest rate swap agreements with a third party.

ASC 815, Derivatives and Hedging, requires companies to recognize all derivative instruments as either assets or liabilities at fair value on the balance sheet. As of December 31, 2014 and 2013, the approximate fair values and notional amounts of the Company’s derivative instruments, as well as their location on the consolidated balance sheet, are included in the table below.

December 31, 2014	Balance Sheet Location	Fair Value	Notional Amount
Interest rate swaps designated as fair value hedges	Other Liabilities	$(417)	16,674
Interest rate swaps with customers	Other Liabilities	$(7)	9,646
Reciprical interest rate swaps	Other Assets	$7	9,646

December 31, 2013	Balance Sheet Location	Fair Value	Notional Amount
Interest rate swaps designated as fair value hedges	Other Assets	$62	17,264
Interest rate swaps with customers	Other Liabilities	$(352)	10,018
Reciprical interest rate swaps	Other Assets	$352	10,018

During the year ended December 31, 2014, the Company recognized a loss of approximately $128,000 related to the ineffective portion of derivatives designated as fair value hedges. During the year ended

NATIONAL COMMERCE CORPORATION

Notes to Consolidated Financial Statements, continued

(amounts in tables in thousands, except per share data)

December 31, 2013, the Company recognized a gain of approximately $16,000 related to the ineffective portion of derivatives designated as fair value hedges. The gain and loss are included in other income on the consolidated statement of earnings. There were no gains or losses recognized on fair value hedges during the year ended December 31, 2012.

(11)	Employee Benefit Plans

Equity Incentive Plan

During 2011, the Company adopted the National Commerce Corporation 2011 Equity Incentive Plan (the “2011 Equity Incentive Plan”). The 2011 Equity Incentive Plan was adopted to provide a means of enhancing and encouraging the recruitment and retention of individuals on whom the success of the Company depends. The 2011 Equity Incentive Plan provides for the grant of stock options, phantom stock, performance awards and restricted and unrestricted stock awards. A total of 500,000 shares were reserved for possible issuance under the plan.

The Company did not issue any stock options during 2014, 2013 or 2012, but during 2014 did assume 102,586 options in the acquisition of United.

A summary of activity in the outstanding stock options for the years ended December 31, 2014, 2013 and 2012 is presented below:

	2014		2013		2012
		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price
Outstanding, beginning of year	220,500	$14.57	220,500	$14.57	220,500	$14.57
Granted	—	—	—	—	—	—
Assumed	102,586	23.45	—	—	—	—
Exercised	(1,000)	14.57	—	—	—	—
Forfeited	—	—	—	—	—	—

Oustanding, end of year	322,086	$17.40	220,500	$14.57	220,500	$14.57

Exercisable, end of year	322,086	$17.40	220,500	$14.57	220,500	$14.57

The options outstanding and exercisable at December 31, 2014 have a weighted average remaining contractual life of approximately six years. As of December 31, 2014, there was no unrecognized compensation expense, as all stock options immediately vested or the assumed options vested at the date of acquisition. No compensation expense related to stock options was recognized in 2014, 2013 or 2012.

During 2014, 2013 and 2012, the Company granted certain key employees performance share awards under the 2011 Equity Incentive Plan. The awards will vest over five years and the number of shares ultimately awarded is both fixed and variable. Some grants vest over time and ultimate the payout is fixed. Other awards are based on factors such as loan production and the Company’s performance relative to peers over time using metrics such as net income and asset quality. The Company will record total compensation expense equal to the amount of shares it expects to pay out at the end of the award period over the

NATIONAL COMMERCE CORPORATION

Notes to Consolidated Financial Statements, continued

(amounts in tables in thousands, except per share data)

associated vesting period. The Company recognized $358,000, $293,000 and $112,000 in compensation expense related to performance share awards during 2014, 2013 and 2012, respectively. As of December 31, 2014, there was approximately $756,000 of unrecorded compensation expense related to the performance share awards.

Defined Contribution Plan

The Company sponsors a 401(k) savings plan under which eligible employees may choose to save up to 15% of salary income on a pre-tax or after-tax basis, subject to certain Internal Revenue Service limits. Effective January 1, 2013, the Company amended the plan to include a matching employer contribution equal to 50% of the first 3% deferred by eligible participants. During 2014 and 2013, the Company recognized matching contribution expense of approximately $119,000 and $142,000, respectively. Under the plan, the Company can also make additional discretionary contributions, as determined by the Board of Directors. The Company contributed $80,000 to the plan during 2012.

(12)	Related Party Transactions

The Company conducts transactions its with directors and executive officers, including companies in which such directors and executive officers have a beneficial interest, in the normal course of business. It is the Company’s policy to comply with federal regulations that require that loan and deposit transactions with directors and executive officers be made on substantially the same terms as those prevailing at the time for comparable loans and deposits to other persons. At December 31, 2014 and 2013, deposits from directors, executive officers and their related interests aggregated approximately $24,746,000 and $8,737,000, respectively. These deposits were taken in the normal course of business at market interest rates. The following is a summary of activity for related party loans for 2014:

Balance at December 31, 2013	$518
New loans	268
Repayments	(210)
Changes in related parties	2,261

Balance at December 31, 2014	$2,837

(13)	Shareholders’ Equity

In connection with the Company’s formation and initial offering, 247,500 warrants for shares were issued to the organizers. The warrants were issued at the initial offering price of $20 per share and vested evenly over a five-year period. The warrants will be exercisable for a period of ten years following issuance, but generally no later than three months after the holder ceases to serve as a director. As of December 31, 2013, there were 30,000 warrants outstanding and exercisable, all of which were exercised during 2014.

In connection with the Company’s entry into the Vero Beach, Florida market area, the Company completed the sale of 163,485 shares of common stock at $18.35 per share in a private placement on August 8, 2014. The sale of common stock raised $2,972,000, net of offering expenses of $28,000.

During April 2014, the Company reincorporated in the State of Delaware. As a result of this reincorporation, the par value of the Company’s stock was changed from $1.00 par value per share to $0.01 par value per

NATIONAL COMMERCE CORPORATION

Notes to Consolidated Financial Statements, continued

(amounts in tables in thousands, except per share data)

share. Additionally, all outstanding non-voting common shares were converted to common voting shares, and any fractional shares (totaling 17.5 shares) were cashed out. Other than the cash out of fractional shares, the reincorporation had no impact on total shares outstanding or total equity of the Company.

(14)	Regulatory Matters

Banking regulations limit the amount of dividends that the Banks may pay without prior approval of the regulatory authorities. These restrictions are based on the level of regulatory classified assets, the prior years’ net earnings, and the ratio of equity capital to total assets. The Banks are currently not allowed to pay dividends until each becomes cumulatively profitable.

The Company and the Banks are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the financial statements. Under certain adequacy guidelines and the regulatory framework for prompt corrective action, specific capital guidelines that involve quantitative measures of the assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices must be met. The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Banks to maintain minimum amounts and ratios (set forth in the table below) of Total and Tier 1 Capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 Capital (as defined) to average assets (as defined). Management believes, as of December 31, 2014 and 2013, that the Company and the Banks meet all capital adequacy requirements to which they are subject.

As of December 31, 2014 and 2013, the most recent notification from the regulators categorized the Banks as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Banks must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Banks’ category.

NATIONAL COMMERCE CORPORATION

Notes to Consolidated Financial Statements, continued

(amounts in tables in thousands, except per share data)

The Company’s and its banking subsidiaries, NBC and ULB, actual capital amounts (in thousands) and ratios are also presented in the table below. ULB’s ratios are not presented as of December 31, 2013 as it was not acquired until December 15, 2014.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2014
Total Capital (to Risk Weighted Assets)
National Commerce Corporation	$106,289	11.75%	$72,367	8.00%	N/A	N/A
National Bank of Commerce	$84,148	11.42%	$58,948	8.00%	$73,685	10.00%
United Legacy Bank	$18,731	11.31%	$13,249	8.00%	$16,561	10.00%
Tier 1 Capital (to Risk Weighted Assets)
National Commerce Corporation	$96,487	10.66%	$36,205	4.00%	N/A	N/A
National Bank of Commerce	$74,927	10.16%	$29,499	4.00%	$44,248	6.00%
United Legacy Bank	$18,731	11.31%	$6,625	4.00%	$9,937	6.00%
Tier 1 Capital (to Average Assets)
National Commerce Corporation	$96,487	10.68%	$36,137	4.00%	N/A	N/A
National Bank of Commerce	$74,927	8.57%	$34,972	4.00%	$43,715	5.00%
United Legacy Bank	$18,731	8.60%	$8,712	4.00%	$10,890	5.00%

As of December 31, 2013
Total Capital (to Risk Weighted Assets)
National Commerce Corporation	$92,718	15.83%	$46,847	8.00%	N/A	N/A
National Bank of Commerce	$91,918	15.71%	$46,803	8.00%	$58,504	10.00%
Tier 1 Capital (to Risk Weighted Assets)
National Commerce Corporation	$85,376	14.58%	$23,423	4.00%	N/A	N/A
National Bank of Commerce	$84,583	14.46%	$23,402	4.00%	$35,103	6.00%
Tier 1 Capital (to Average Assets)
National Commerce Corporation	$85,376	12.18%	$28,043	4.00%	N/A	N/A
National Bank of Commerce	$84,583	12.07%	$28,042	4.00%	$35,053	5.00%

In July 2013, the federal banking regulatory agencies issued a final rule that revised their risk-based capital requirements and the method for calculating components of capital and of computing risk-weighted assets to make them consistent with agreements that were reached by the Basel Committee on Banking Supervision and certain provisions of the Dodd-Frank Act. The final rule applies to all depository institutions, top-tier bank holding companies with total consolidated assets of $500 million or more and top-tier savings and loan holding companies. The rule establishes a new common equity Tier 1 minimum capital requirement, increases the minimum capital ratios and assigns a higher risk weight to certain assets based on the risk associated with these assets. The final rule includes transition periods that generally implement the new regulations over a five-year period. These changes are being phased in as of January 2015, and while management continues to evaluate this final rule and its potential impact, preliminary assessments indicate that the Banks and the Company will continue to exceed all regulatory capital requirements under the new rule.

NATIONAL COMMERCE CORPORATION

Notes to Consolidated Financial Statements, continued

(amounts in tables in thousands, except per share data)

(15)	Fair Value Measurements and Disclosures

The Company utilizes fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. Securities available-for-sale and derivative financial instruments are recorded at fair value on a recurring basis. Additionally, from time to time, the Company may be required to record at fair value other assets on a nonrecurring basis, such as impaired loans and other real estate and repossessed assets. These nonrecurring fair value adjustments typically involve application of the lower of cost or market accounting or write-downs of individual assets.

Fair Value Hierarchy

The Company groups assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.

Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 – Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

Following is a description of valuation methodologies used for assets and liabilities recorded or disclosed at fair value.

Cash and Cash Equivalents

For disclosure purposes, for cash, due from banks, interest-bearing deposits, and federal funds sold, the carrying amount is a reasonable estimate of fair value.

Securities Available-for-Sale

Securities available-for-sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security’s credit rating, prepayment assumptions and other factors such as credit loss assumptions. Level 1 securities include those traded on an active exchange, such as the New York Stock Exchange and U.S. Treasury securities that are traded by dealers or brokers in active over-the-counter market funds. Level 2 securities include mortgage-backed securities issued by government sponsored enterprises and municipal bonds. Securities classified as Level 3 include asset-backed securities in less liquid markets.

NATIONAL COMMERCE CORPORATION

Notes to Consolidated Financial Statements, continued

(amounts in tables in thousands, except per share data)

Other Investments

For disclosure purposes, the carrying amount of other investments approximates their fair value.

Loans and Mortgage Loans Held-for-Sale

The Company does not record loans at fair value on a recurring basis. However, from time to time, a loan is considered impaired and an allowance for loan losses is established. Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. Once a loan is identified as individually impaired, management measures impairment using one of three methods, including collateral value, market value of similar debt, and discounted cash flows. Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceed the recorded investments in such loans. At December 31, 2014 and 2013, impaired loans were evaluated based on the fair value of the collateral. Impaired loans where an allowance is established based on the fair value of collateral, or loans that are charged down according to the fair value of collateral, require classification in the fair value hierarchy. When the fair value of the collateral is based on an observable market price, the Company records the impaired loan as nonrecurring Level 2. When the fair value is based on an appraised value, the Company records the impaired loan as nonrecurring Level 3.

For disclosure purposes, the fair value of fixed-rate loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings. For variable rate loans, the carrying amount is a reasonable estimate of fair value. Mortgage loans held-for-sale are carried at cost, which is a reasonable estimate of fair value.

Bank Owned Life Insurance

For disclosure purposes, the fair value of the cash surrender value of life insurance policies is equivalent to the carrying value.

Other Real Estate

Other real estate properties are adjusted to fair value upon transfer of the loans to other real estate. Subsequently, other real estate assets are carried at the lower of carrying value or fair value. Fair value is based upon independent market prices, appraised values of the collateral or management’s estimation of the value of the collateral. When the fair value of the collateral is based on an observable market price, the Company records the other real estate as nonrecurring Level 2. When fair value is based on an appraised value or management’s estimate of value, the Company records the other real estate or repossessed asset as nonrecurring Level 3.

Deposits

For disclosure purposes, the fair value of demand deposits, NOW and money market accounts, and savings accounts is the amount payable on demand at the reporting date. The fair value of fixed-rate maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.

NATIONAL COMMERCE CORPORATION

Notes to Consolidated Financial Statements, continued

(amounts in tables in thousands, except per share data)

Federal Home Loan Bank Advances

For disclosure purposes, the fair value of the FHLB advances is based on the quoted value for similar remaining maturities provided by the FHLB.

Derivative Financial Instruments

Derivative financial instruments are recorded at fair value on a recurring basis. The valuation of the Company’s derivative financial instruments is determined using widely accepted valuation techniques, including discounted cash flow analysis on the expected cash flows of the derivative. This analysis reflects the contractual terms of the derivative, including the period to maturity, and uses observable market-based inputs, including interest rate curves and implied volatilities. The fair value of the interest rate swaps are determined using the market standard methodology of netting the discounted future fixed cash receipts and the discounted expected variable cash payments. The variable cash payments are based on an expectation of future interest rates (forward curves derived from observable market interest rate curves).

The Company incorporates credit valuation adjustments to appropriately reflect both its own nonperformance risk and the respective counterparty’s nonperformance risk in the fair value measurements. In adjusting the fair value of its derivative contracts for the effect of nonperformance risk, the Company has considered the impact of netting any applicable credit enhancements such as collateral postings, thresholds, mutual puts and guarantees.

Although the Company has determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with its derivatives utilize Level 3 inputs, such as estimates of current credit spreads, to evaluate the likelihood of default by itself or the counterparty. However, as of December 31, 2014 and 2013, the Company has assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions and has determined that the credit valuation adjustment is not significant to the overall valuation of its derivatives. As a result, the Company has determined that its derivative valuations are classified in Level 2 of the fair value hierarchy.

Commitments to Extend Credit and Standby Letters of Credit

Because commitments to extend credit and standby letters of credit are generally short-term and made using variable rates, the carrying value and estimated fair value associated with these instruments are immaterial.

NATIONAL COMMERCE CORPORATION

Notes to Consolidated Financial Statements, continued

(amounts in tables in thousands, except per share data)

Assets and Liabilities Recorded at Fair Value on a Recurring Basis

The table below presents the recorded amount of assets and liabilities measured at fair value on a recurring basis as of December 31, 2014 and 2013.

December 31, 2014	Level 1	Level 2	Level 3	Total
U.S. Treasury securities	$1,501	—	—	1,501
Mortgage-backed securities	—	28,750	—	28,750

Municipal securities	—	4,681	—	4,681

Total investment securities available-for-sale	$1,501	33,431	—	34,932

Derivative assets	$—	105	—	105

Derivative liability	$—	425	—	425

December 31, 2013	Level 1	Level 2	Level 3	Total
Mortgage-backed securities	$—	33,742	—	33,742
Municipal securities	—	4,270	—	4,270
Investment in mutual fund	—	9,967	—	9,967

Total investment securities available-for-sale	$—	47,979	—	47,979

Derivative assets	$—	493	—	493

Derivative liability	$—	352	—	352

Assets Recorded at Fair Value on a Nonrecurring Basis

The Company may be required, from time to time, to measure certain assets at fair value on a nonrecurring basis in accordance with U.S. generally accepted accounting principles. These include assets that are measured at the lower of cost or market that were recognized at fair value below cost at the end of the period. Assets measured at fair value on a nonrecurring basis are included in the table below as of December 31, 2014 and 2013.

December 31, 2014	Level 1	Level 2	Level 3	Total
Other real estate and repossessed assets	$—	—	1,380	1,380
Impaired loans	—	—	4,865	4,865

December 31, 2013	Level 1	Level 2	Level 3	Total
Other real estate and repossessed assets	$—	—	845	845
Impaired loans	—	—	3,371	3,371

NATIONAL COMMERCE CORPORATION

Notes to Consolidated Financial Statements, continued

(amounts in tables in thousands, except per share data)

The carrying amounts and estimated fair values of the Company’s financial instruments at December 31, 2014 and 2013 were as follows:

	Carrying Amount	Estimated Fair Value
December 31, 2014		Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	$123,435	123,435	—	—
Investment securities available-for-sale	34,932	1,501	33,431	—
Other investments	5,421	—	5,421	—
Loans, net	878,919	—	873,125	4,865
Mortgage loans held-for-sale	9,329	—	9,329	—
Bank owned life insurance	10,641	—	10,640	—
Derivative assets	105	—	105	—
Liabilities:
Deposits	971,060	—	949,621	—
Federal Home Loan Bank advances	22,000	—	22,677	—
Derivative liability	425	—	425	—

	Carrying Amount	Estimated Fair Value
December 31, 2013		Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	$124,136	124,136	—	—
Investment securities available-for-sale	47,979	—	47,979	—
Other investments	4,482	—	4,482	—
Loans, net	572,883	—	566,207	3,371
Mortgage loans held-for-sale	7,159	—	7,159	—
Bank owned life insurance	8,247	—	8,247	—
Derivative assets	493	—	493	—
Liabilities:
Deposits	678,031	—	674,070	—
Federal Home Loan Bank advances	22,000	—	22,743	—
Derivative liability	352	—	352	—

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company’s entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company’s financial instruments, fair value estimates are based on many judgments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial

NATIONAL COMMERCE CORPORATION

Notes to Consolidated Financial Statements, continued

(amounts in tables in thousands, except per share data)

instruments include mortgage banking operations, deferred income taxes and premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

(16)	National Commerce Corporation (Parent Company Only) Financial Information

Balance Sheets

December 31, 2014 and 2013

	2014	2013
Assets
Cash and due from banks	$829	805
Investment in subsidiaries	133,909	87,609
Other assets	1,557	535

Total assets	$136,295	88,949

Liabilities and Shareholders’ Equity
Other liabilities	$134	10

Total liabilities	134	10

Commitments
Shareholders’ equity:
Common stock	75	5,730
Additional paid-in capital	131,455	91,774
Accumulated deficit	(3,453)	(8,856)
Accumulated other comprehensive income	845	291

Total shareholders’ equity attributable to NCC	128,922	88,939
Noncontrolling interest	7,239	—

Total shareholders’ equity	136,161	88,939

Total liabilities and shareholders’ equity	$136,295	88,949

Statements of Earnings

For the Years Ended December 31, 2014, 2013 and 2012

	2014	2013	2012
Income	$—	—	—
Other expense	458	123	97

Total expenses	458	123	97

Loss before equity in undistributed earnings of subsidiaries	(458)	(123)	(97)
Equity in undistributed earnings of subsidiaries	5,764	4,079	2,117
Income tax benefit	97	50	37

Net earnings	$5,403	4,006	2,057

NATIONAL COMMERCE CORPORATION

Notes to Consolidated Financial Statements, continued

(amounts in tables in thousands, except per share data)

Statements of Cash Flows

For the Years Ended December 31, 2014, 2013 and 2012

	2014	2013	2012
Cash flows from operating activities:
Net earnings	$5,403	4,006	2,057
Adjustments to reconcile net earnings to net cash used by operating activities
Equity in undistributed earnings of subsidiaries	(5,764)	(4,079)	(2,117)
Depreciation	1	—	—
Deferred income tax expense (benefit)	162	(81)	(37)
Change in other assets	(285)	—	—
Change in other liabilities	121	10	(25)

Net cash used by operating activities	(362)	(144)	(122)

Cash flows from investing activities
Cash paid in acquisition	(3,201)	—	—

Net cash used by financing activities	(3,201)	—	—

Cash flows from financing activities
Proceeds from stock offerings, net of offering expenses of $28	2,972	—	—
Proceeds from exercise of stock options and warrants	615	—	—

Net cash provided by financing activities	3,587	—	—

Net change in cash	24	(144)	(122)

Cash at beginning of year	805	949	1,071

Cash at end of year	$829	805	949

NATIONAL COMMERCE CORPORATION

Notes to Consolidated Financial Statements, continued

(amounts in tables in thousands, except per share data)

(17)	Segment Reporting

The Company’s three reportable segments represent distinct product lines and are viewed separately for strategic planning purposes and internal reporting. The 2014 totals include the receivable factoring results for four months, as NBC acquired CBI on August 29, 2014. There are no amounts to report for this segment during 2013 and 2012. The following table is a reconciliation of the reportable segment revenues, expenses and profit to the Company’s consolidated totals.

	Retail and Commercial Banking	Mortgage Division (1)	Receivables Factoring	Elimination Entries (2)	Total
Twelve Months Ended December 31, 2014:
Interest income	$27,144	410	4,345	(557)	31,342
Interest expense	2,746	123	731	(731)	2,869

Net interest income	24,398	287	3,614	174	28,473
Provision for loan and lease losses	—	—	804	174	978
Noninterest income	811	4,199	22	—	5,032
Noninterest expense	18,048	3,681	1,724	—	23,453

Net earnings before tax & noncontrolling interest	7,161	805	1,108	—	9,074
Income tax expense	2,627	306	226	—	3,159
Noncontrolling interest	—	—	(512)	—	(512)

Net earnings attributable to National Commerce Corporation	$4,534	499	370	—	5,403

Total assets as of December 31, 2014	$1,099,191	9,329	105,330	(75,424)	1,138,426

Twelve Months Ended December 31, 2013:
Interest income	$22,893	419	—	—	23,312
Interest expense	2,471	142	—	—	2,613

Net interest income	20,422	277	—	—	20,699
Provision for loan and lease losses	—	—	—	—	—
Noninterest income	617	4,685	—	—	5,302
Noninterest expense	15,819	3,866	—	—	19,685

Net earnings before tax & noncontrolling interest	5,220	1,096	—	—	6,316
Income tax expense	1,894	416	—	—	2,310
Noncontrolling interest	—	—	—	—	—

Net earnings attributable to National Commerce Corporation	$3,326	680	—	—	4,006

Total assets as of December 31, 2013	$784,622	7,159	—	—	791,781

Twelve Months Ended December 31, 2012:
Interest income	$19,517	435	—	—	19,952
Interest expense	3,128	152	—	—	3,280

Net interest income	16,389	283	—	—	16,672
Provision for loan and lease losses	125	—	—	—	125
Noninterest income	760	3,905	—	—	4,665
Noninterest expense	14,912	3,172	—	—	18,084

Net earnings before tax & noncontrolling interest	2,112	1,016	—	—	3,128
Income tax expense	685	386	—	—	1,071
Noncontrolling interest	—	—	—	—	—

Net earnings attributable to National Commerce Corporation	$1,427	630	—	—	2,057

Total assets as of December 31, 2012	$679,523	13,836	—	—	693,359

NATIONAL COMMERCE CORPORATION

Notes to Consolidated Financial Statements, continued

(amounts in tables in thousands, except per share data)

(1)	Noninterest income for mortgage division includes intercompany income allocation.
(2)	Entry to remove intercompany interest allocated to the receivables factoring segment and other purchase related adjustments. For segment reporting purposes, we allocate a funding cost of Fed Funds plus 2.5% to the factoring segment.

(18)	Goodwill and Intangible Assets

During 2014, the Company recorded goodwill of $23,115,000 associated with the CBI acquisition and $5,719,000 on the United acquisition. In addition to the goodwill recorded for United, the Company recorded a core deposit intangible asset of $1,776,000. The core deposit intangible asset will be amortized using an accelerated method over seven years. At December 31, 2014, the gross amount of recorded core deposit intangibles was $1,776,000 with accumulated amortization of $19,000. The aggregate amount of amortization expense for intangible assets during 2014 was $19,000.

The estimated amortization expense for each of the next five years is as follows:

2015	$441
2016	378
2017	314
2018	251
2019	187
Thereafter	186

$1,757

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

National Commerce Corporation and subsidiaries

Birmingham, Alabama

We have audited the accompanying consolidated balance sheets of National Commerce Corporation and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of earnings, comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of National Commerce Corporation and subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

Atlanta, Georgia

February 20, 2015

235 Peachtree Street NE ½ Suite 1800 ½ Atlanta, Geogia 30303 ½ Phone 404.588.4200 ½ Fax 404.588.4222

Selected Quarterly Financial Data (Unaudited)

	2014 Quarter Ended
(Dollars in thousands, except per share information)	December 31,	September 30,	June 30,	March 31,
Statement of Income Data
Interest income	$10,578	$8,107	$6,449	$6,208
Interest expense	846	730	634	659
Net interest income	9,732	7,377	5,815	5,549
Provision for loan losses	826	152	—	—
Other noninterest income	1,419	1,320	1,326	967
Other noninterest expense 1)	7,156	5,981	5,435	4,881
Income before income taxes	3,169	2,564	1,706	1,635
Income tax expense	1,158	841	568	592
Net income before minority interest	2,011	1,723	1,138	1,043
Net income attributable to minority interest	304	208	—	—
Net income to common shareholders	1,707	1,515	1,138	1,043
Net earnings per share	$0.27	$0.26	$0.20	$0.18
Diluted net earnings per share	0.27	0.26	0.20	0.18
1) Includes merger-related expenses	$246	$262	$146	$8

	2013 Quarter Ended
(Dollars in thousands, except per share information)	December 31,	September 30,	June 30,	March 31,
Statement of Income Data
Interest income	$6,235	$6,101	$5,706	$5,270
Interest expense	636	639	650	688
Net interest income	5,599	5,462	5,056	4,582
Provision for loan losses	—	—	—	—
Other noninterest income	1,156	1,392	1,425	1,329
Other noninterest expense 1)	4,450	5,245	5,061	4,929
Income before income taxes	2,305	1,609	1,420	982
Income tax expense	856	591	520	343
Net income before minority interest	1,449	1,018	900	639
Net income attributable to minority interest	—	—	—	—
Net income to common shareholders	1,449	1,018	900	639
Net earnings per share	$0.25	$0.18	$0.16	$0.11
Diluted net earnings per share	0.25	0.18	0.16	0.11
1) Includes merger-related expenses	$49	$178	$20	$10

Reunion Bank of Florida

Statements of Financial Condition

	June 30, 2015	December 31, 2014
Assets
Cash and due from banks	$4,025	4,248
Interest-bearing deposits with banks	16,256	15,629

Cash and cash equivalents	20,281	19,877
Investment securities available-for-sale	36,260	43,365
Loans, net of unearned income	221,312	204,499
Less: allowance for loan losses	2,249	2,060

Loans, net	219,063	202,439
Premises and equipment, net	4,068	4,268
Accrued interest receivable	830	777
Bank owned life insurance	4,063	4,010
Other assets	2,091	1,839

	$286,656	276,575

Liabilities and Shareholders’ Equity
Deposits:
Noninterest-bearing demand deposits	$59,582	57,455
Interest-bearing demand deposits	3,043	4,056
Savings and Money Market deposits	99,616	98,438
Time	97,495	90,144

Total deposits	259,736	250,093
Accrued interest payable	54	56
Other liabilities	498	493

Total liabilities	260,288	250,642

Commitments
Shareholders’ equity:
Common stock , $5 par value, 5 million shares authorized, 2,301,773 shares issued and outstanding	11,509	11,509
Additional paid-in capital	12,824	12,804
Retined Earnings	2,705	1,755
Accumulated other comprehensive loss	(670)	(135)

Total shareholders’ equity	26,368	25,933

	$286,656	276,575

See accompanying notes to unaudited financial statements.

Reunion Bank of Florida

Statements of Income

	For The Three Months Ended June 30,		For The Six Months Ended June 30,
	2015	2014	2015	2014
Interest and dividend income:
Interest and fees on loans	$2,667	$2,450	$5,211	4,666
Interest and dividends on taxable investment securities	93	134	217	278
Interest on non-taxable investment securities	65	136	153	274
Interest on interest-bearing deposits and federal funds sold	8	3	12	7

Total interest income	2,833	2,723	5,593	5,225
Interest expense:
Interest on deposits	437	467	846	908
Interest on borrowings	1	4	1	4

Total interest expense	438	471	847	912
Net interest income	2,395	2,252	4,746	4,313
Provision for loan losses	115	120	195	202
Net interest income after provision for loan losses	2,280	2,132	4,551	4,111
Other income:
Service charges and fees on deposit accounts	101	104	205	212
Income from bank owned life insurance	26	28	53	56
Gain (loss) on sale of investment securities available-for-sale	1	(10)	70	(10)

Total other income	128	122	328	258

Other expense:
Salaries and employee benefits	917	874	1,849	1,733
Occupancy and equipment	332	342	660	663
Other operating	448	524	936	987

Total other expense	1,697	1,740	3,445	3,383

Earnings before income taxes	711	514	1,434	986
Income tax expense	243	152	484	286

Net earnings	$468	$362	$950	700

Basic earnings per common share	$0.20	0.16	$0.41	0.30
Diluted earnings per common share	$0.20	0.16	$0.41	0.30

See accompanying notes to unaudited financial statements.

Reunion Bank of Florida

Statements of Comprehensive Income

	For The Three Months Ended June 30,		For The Six Months Ended June 30,
	2015	2014	2015	2014
Net earnings	$468	362	$950	700
Other comprehensive (loss) income, net of tax:
Unrealized (losses) gains on investment securities available-for-sale:
Unrealized (losses) gains arising during the period, net of tax of $264, $431, $297, and $958, respectively	(438)	715	(492)	1,588
Reclassification adjustment for gains included in net earnings, net of tax of $0, $1, $26, and $1, respectively	(1)	(2)	(44)	(2)

Other comprehensive (loss) income	(439)	714	(536)	1,587

Comprehensive income	$29	$1,076	$414	$2,287

See accompanying notes to unaudited financial statements.

Reunion Bank of Florida

Statement of Changes in Stockholders’ Equity

	Common Stock	Additional Paid-in Capital	Retained Earnings	Other Comprehensive Loss	Total
Balance, December 31, 2014	11,509	12,804	1,755	(135)	25,933
Share-based compensation expense		20			20
Net earnings			950		950
Change in unrealized loss on securities available-for- sale, net of tax	—	—	—	(536)	(536)

Balance, June 30, 2015	11,509	12,824	2,705	(670)	26,368

See accompanying notes to unaudited financial statements.

Reunion Bank of Florida

Statements of Cash Flows

	For The Six Months Ended June 30,
	2015	2014
Cash flows from operating activities:
Net earnings	$950	700
Adjustments to reconcile net earnings to net cash provided by operating activities:
Provision for loan losses	195	202
Depreciation, amortization and accretion	241	203
Stock-based compensation	20	81
Net amortization of securities available for sale	258	158
Gain on sale of securities available for sale	(70)	10
Change in:
Accrued interest receivable	(53)	(45)
Accrued interest payable	(2)	8
Cash surrender value of life insurance	(53)	(56)
Other accounts, net	48	65

Net cash provided by operating activities	1,534	1,326

Cash flows from investing activities:
Purchases of securities available-for-sale	(16,989)	(5,163)
Proceeds from sale of securities available-for-sale	21,217	5,942
Proceeds from calls, maturities and paydowns of securities	1,857	1,278
Net increase in loans	(16,817)	(31,465)
Purchases of premises and equipment	(40)	(286)

Net cash used by investing activities	(10,772)	(29,694)

Cash flows from financing activities:
Net change in demand and savings deposits	2,291	(4,982)
Net change in time deposits	7,351	18,219

Net cash provided by financing activities	9,642	13,237

Net change in cash and cash equivalents	404	(15,131)
Cash and cash equivalents at beginning of the year	19,877	26,747

Cash and cash equivalents at end of period	$20,281	11,616

	For The Six Months Ended June 30,
	2015	2014
Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest	$849	904
Income taxes	$703	445

See accompanying notes to unaudited financial statements.

Reunion Bank of Florida

Notes to Unaudited Financial Statements

(amounts in tables in thousands except per share data)

Note 1 – Basis of Presentation

General

The unaudited financial statements include the accounts of Reunion Bank of Florida (the “Bank”). The Bank provides a full range of commercial and consumer banking services throughout Central Florida. The Bank is primarily regulated by the Federal Deposit Insurance Corporation (“FDIC”) and the Office of Financial Regulation (“OFR”), and undergoes periodic examinations by these regulatory agencies.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments necessary to present fairly Reunion Bank of Florida’s balance sheets, and statements of income, comprehensive income, changes in stockholders’ equity and cash flows for the periods presented, and all such adjustments are of a normal recurring nature. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the entire year.

These interim financial statements have been prepared according to the rules and regulations of the Securities and Exchange Commission and, therefore, certain information and footnote disclosures normally presented in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) have been omitted or abbreviated. These financial statements should be read in conjunction with the Bank’s audited financial statements and footnotes contained elsewhere in this Joint Proxy Statement-Prospectus.

Preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures. These estimates are based on management’s best knowledge of current events and actions the Bank may undertake in the future. Estimates are used in accounting for, among other items, the allowance for loan losses, useful lives for depreciation and amortization, fair value of financial instruments, deferred tax assets, and contingencies. Estimates that are particularly susceptible to significant change include the determination of the allowance for loan losses and the assessment of deferred tax assets and liabilities, and therefore are critical accounting policies. Management does not anticipate any material changes to estimates in the near term. Factors that may cause sensitivity to the aforementioned estimates include but are not limited to: external market factors such as market interest rates and employment rates, changes to operating policies and procedures, and changes in applicable banking regulations and economic conditions. Actual results may ultimately differ from estimates, although management does not generally believe such differences would materially affect the financial statements in any individual reporting period presented.

Note 2 – Reclassifications

Certain prior period amounts have been reclassified to conform to the presentation used in 2015. These reclassifications had no material effect on the operations, financial condition or cash flows of the Bank.

Note 3 – Net Earnings per Common Share

Basic earnings per common share are computed by dividing net income by the weighted-average number of shares of common stock outstanding during the period. Diluted earnings per common share are computed by dividing net income by the effect of the issuance of potential common shares that are dilutive and by the sum of the weighted-average number of shares of common stock outstanding.

Reunion Bank of Florida

Notes to Unaudited Financial Statements

(amounts in tables in thousands except per share data)

The reconciliation of the components of the basic and diluted earnings per share is as follows:

	For The Three Months Ended June 30,		For The Six Months Ended June 30,
	2015	2014	2015	2014
Net earnings available to common shareholder	$468	362	$950	700
Weighted average common shares outstanding	2,301,773	2,301,773	2,301,773	2,301,773
Dilutive effect of stock options	36,551	10,787	30,683	4,324
Diluted common shares	2,338,324	2,312,560	2,332,456	2,306,097
Basic earnings per common share	$0.20	0.16	$0.41	0.30
Diluted earnings per common share	$0.20	0.16	$0.41	0.30

Note 4 – Investment Securities

Investment securities available-for-sale at June 30, 2015 and December 31, 2014 are as follows:

June 30, 2015	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Mortgage-backed securities	$25,906	—	(338)	25,568
Municipal securities	11,402	—	(710)	10,692

	$37,308	—	(1,048)	36,260

December 31, 2014	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Mortgage-backed securities	$23,137	84	(69)	23,152
Municipal securities	20,444	113	(344)	20,213

	$43,581	197	(413)	43,365

Management evaluates securities for other-than-temporary impairment on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer and (3) the intent and ability of the Bank to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Details concerning investment securities with unrealized losses as of June 30, 2015 and December 31, 2014 are as follows:

	June 30, 2015
	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Mortgage-backed securities	23,887	266	1,681	72	25,568	338
Municipal securities	5,139	185	5,553	525	10,692	710

	29,026	451	7,234	597	36,260	1,050

Reunion Bank of Florida

Notes to Unaudited Financial Statements

(amounts in tables in thousands except per share data)

	December 31, 2014
	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Mortgage-backed securities	3,279	16	7,285	54	10,564	70
Municipal securities	—	—	11,775	343	11,775	343

	3,279	16	19,060	397	22,339	413

As of June 30, 2015 the Bank does not consider securities with unrealized losses to be other-than-temporarily impaired. The unrealized losses in each category have occurred as a result of changes in interest rates, market spreads and market conditions subsequent to purchase. The Bank has the ability and intent to hold its securities for a period of time sufficient to allow for a recovery in fair value. There were no other-than-temporary impairments charged to earnings during the three and six month periods ending June 30, 2015 and 2014.

During the six months ended June 30, 2015, the Bank sold investment securities for proceeds of $21,216,572 resulting in gross gains and losses of $79,516 and $9,399, respectively. During the six months ended June 30, 2014, the Bank sold investment securities for proceeds of $5,942,300 resulting in gross gains and losses of $3,937 and $14,252, respectively.

The amortized cost and estimated fair value of securities available-for-sale at June 30, 2015, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

June 30, 2015	Amortized Cost	Fair Value
Municipal securities:
0 to 5 years	$—	—
5 to 10 years	1,095	1,076
Over 10 years	10,307	9,616
Mortgage-backed securities	25,906	25,568

	$37,308	36,260

Reunion Bank of Florida

Notes to Unaudited Financial Statements

(amounts in tables in thousands except per share data)

Note 5 – Loans, Allowance for Loan Losses and Credit Quality

Major classifications of loans at June 30, 2015 and December 31, 2014 are summarized as follows:

	June 30, 2015	December 31, 2014
Real estate –
Commercial	$109,040	$100,609
Residential	8,538	5,820
Construction, development, land	30,365	26,891
Commercial	31,271	35,575
Consumer and other	41,808	35,341

	221,022	204,236
Deferred loan costs	290	263
Allowance for loan losses	(2,249)	(2,060)

	$219,063	$202,439

The Bank grants real estate, commercial, and consumer loans to customers. A substantial portion of the loan portfolio is represented by real estate loans in Lake, Volusia, Flagler, Osceola, Seminole and Saint Johns, Counties, Florida. Although the Bank has a diversified loan portfolio, a substantial portion of the loan portfolio is collateralized by improved and unimproved real estate and is dependent upon the real estate market. Portfolio segments utilized by the Bank are identified below. Relevant risk characteristics for these portfolio segments generally include debt service coverage, loan-to-value ratios and financial performance on non-consumer loans and credit scores, debt-to-income, collateral type and loan-to-value ratios for consumer loans.

Reunion Bank of Florida

Notes to Unaudited Financial Statements

(amounts in tables in thousands except per share data)

The following tables present the balance in the allowance for loan losses and the recorded investment in loans by portfolio segment and based on impairment method for the periods indicated:

	June 30, 2015	December 31, 2014
Balance, beginning of year	$2,060	$1,658

Charge-offs:
Real estate – commercial	—	—
Real estate – residential	—	—
Real estate – construction, development, land	—	—
Commercial	(8)	(179)
Consumer and other	—	—

Total charge offs	(8)	(179)

Recoveries:
Real estate – commercial	—	—
Real estate – residential	—	—
Real estate – construction, development, land	—	—
Commercial	1	—
Consumer and other	1	3

Total recoveries	2	3

Net charge-offs	(6)	(176)

Provision charged to operations	195	578

Balance, end of year	$2,249	$2,060

	Real Estate - Commercial	Real Estate - Residential	Real Estate - Construction Development Land	Commercial	Consumer and Other	Total
June 30, 2015 –
Allowance allocated for loans:
Individually evaluated for impairment	$61	32	103	41	—	$237
Collectively evaluated for impairment	881	62	417	293	359	2,012

	$942	$94	$520	$334	$359	$2,249

June 30, 2015 –
Loans:
Individually evaluated for impairment	$1,489	118	526	259	—	$2,392
Collectively evaluated for impairment	107,551	8,420	29,839	31,012	41,808	218,630

	$109,040	$8,538	$30,365	$31,271	$41,808	$221,022

Reunion Bank of Florida

Notes to Unaudited Financial Statements

(amounts in tables in thousands except per share data)

	Real Estate - Commercial	Real Estate - Residential	Real Estate - Construction Development Land	Commercial	Consumer and Other	Total
December 31, 2014 –
Allowance allocated for loans:
Individually evaluated for impairment	$30	$—	$1	$32	$—	$63
Collectively evaluated for impairment	864	45	430	345	313	1,997

	$894	$45	$431	$377	$313	$2,060

December 31, 2014 –
Loans:
Individually evaluated for impairment	$1,518	$24	$526	$266	$—	$2,334
Collectively evaluated for impairment	99,091	5,796	26,365	35,309	35,341	201,902

	$100,609	$5,820	$26,891	$35,575	$35,341	$204,236

The Bank individually evaluates for impairment all loans that are on nonaccrual status. Additionally, all troubled debt restructurings are individually evaluated for impairment. A loan is considered impaired when, based on current events and circumstances it is probable that all amounts due according to the contractual terms of the loan will not be collected. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate, at the loan’s observable market price, or the fair value of the collateral if the loan is collateral dependent. Interest payments received on impaired loans are generally applied as a reduction of the outstanding principal balance. During 2014 and the six months ended June 30, 2015, the Bank did not modify any loans that would be considered a troubled debt restructuring.

The following tables present impaired loans by class of loans as of June 30, 2015 and December 31, 2014.

	Recorded Investment	Unpaid Principal Balance	Specific Allowance	Average Recorded Investment	Interest Income Recognized
June 30, 2015 –
Without a specific allowance recorded:
Real estate – commercial	$—	—	—	—	—
Real estate – residential	—	—	—	—	—
Real estate – construction, development, land	327	327	—	327	6
Commercial	—	—	—	—	—
Consumer and other	—	—	—	—	—

	$327	$327	$-0-	$327	$6

June 30, 2015 –
With a specific allowance recorded:
Real estate – commercial	$1,489	151	61	1,513	12
Real estate – residential	118	118	32	119	2
Real estate – construction, development, land	199	199	103	199	—
Commercial	259	263	41	264	2
Consumer and other	—	—	—	—	—

	$2,065	$731	$237	$2,095	$16

Total June 30, 2015	$2,392	$1,058	$237	$2,422	$22

Reunion Bank of Florida

Notes to Unaudited Financial Statements

(amounts in tables in thousands except per share data)

	Recorded Investment	Unpaid Principal Balance	Specific Allowance	Average Recorded Investment	Interest Income Recognized
December 31, 2014 –
Without a specific allowance recorded:
Real estate – commercial	$—	$—	$—	$—	$—
Real estate – residential	24	24	—	24	1
Real estate – construction, development, land	327	327	—	331	—
Commercial	35	35	—	36	3
Consumer and other	—	—	—	—	—

	$386	$386	$-0-	$391	$4

December 31, 2014 –
With a specific allowance recorded:
Real estate – commercial	$1,518	$1,525	$29	$1,546	$14
Real estate – residential	—	—	—	—	—
Real estate – construction, development, land	200	200	2	200	4
Commercial	231	233	32	233	7
Consumer and other	—	—	—	—	—

	$1,949	$1,958	$63	$1,979	$25

Totals December 31, 2014 –	$2,335	$2,344	$63	$2,370	$29

The following tables present the aging of the recorded investment in past due loans and non-accrual loan balances as of June 30, 2015 and December 31, 2014 by class of loans. All loans greater than 90 days past due are non-accrual loans. The Bank had no loan modifications considered trouble debt restructurings occur during the six months ending June 30, 2015 or the year ending December 31, 2014.

	30-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current Loans	Total Loans	Loans > 90 Days and Accruing
June 30, 2015 –
Real estate – commercial	$195	545	740	$108,300	$109,040	$—
Real estate – residential	—	24	24	8,514	8,538	—
Real estate – construction, development, land	—	200	200	30,165	30,365	—
Commercial	—	225	225	31,046	31,271	—
Consumer and other	—	—	—	41,808	41,808	—

	$195	$994	$1,189	$219,833	$221,022	$—

	30-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current Loans	Total Loans	Loans > 90 Days and Accruing
December 31, 2014 –
Real estate – commercial	$—	$560	$560	$100,049	$100,609	$—
Real estate – residential	114	—	114	5,706	5,820	—
Real estate – construction, development, land	—	200	200	26,691	26,891	—
Commercial	56	231	287	35,288	35,575	—
Consumer and other	—	—	—	35,341	35,341	—

	$170	$991	$1,161	$203,075	$204,236	$—

Reunion Bank of Florida

Notes to Unaudited Financial Statements

(amounts in tables in thousands except per share data)

The Bank categorizes loans into various risk classifications based on review of current information about the borrowers’ ability to continue to service the debt. This review includes historical and current payment performance, financial information, economic trends, credit ratings, and other data that may become available during the credit review process. The analysis is performed at least annually. Definitions of the risk rating classifications used by the Bank are as follows:

Special Mention. Loans classified as special mention have a potential weakness that deserves management’s close attention and, if left uncorrected, could result in the weakening of the borrowers’ ability to repay the Bank in the future.

Substandard. Loans in this classification are not adequately covered by the net worth and/or current repayment capacity of the borrower or by the collateral if on a secured basis. Such loans are noted to have a defined weakness that could jeopardize the ultimate liquidation of the debt and are believed to possess a reasonable likelihood of causing loss to the Bank if the weaknesses are not remedied.

Doubtful. Loans classified as doubtful have all of the weaknesses inherent in those loans classified as substandard, in addition to added characteristics that such weaknesses make the collection of the debt in full, on the basis of currently existing facts and conditions, highly unlikely.

Loans not meeting the criteria above that are analyzed individually as part of the above described process are considered to be pass rated loans. As of June 30, 2015 and December 31, 2014, and based on the most recent analysis performed, the risk category of loans by class of loans is as follows:

	Pass	Special Mention	Substandard	Doubtful
June 30, 2015 –
Loan Category
Real estate – commercial	$104,775	2,776	1,489	—
Real estate – residential	8,359	61	118	—
Real estate – construction, development, land	29,840	—	525	—
Commercial	30,526	443	302	—
Consumer and other	41,685	123	—	—

	$215,185	$3,403	$2,434	$—

	Pass	Special Mention	Substandard	Doubtful
December 31, 2014 –
Loan Category
Real estate – commercial	$99,091	$—	$1,518	$—
Real estate – residential	5,635	161	24	—
Real estate – construction, development, land	26,365	200	326	—
Commercial	35,146	35	394	—
Consumer and other	35,091	211	39	—

	$201,328	$607	$2,301	$—

Reunion Bank of Florida

Notes to Unaudited Financial Statements

(amounts in tables in thousands except per share data)

Note 6 – Fair Value Measurements and Disclosures

The Bank utilizes fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. Securities available-for-sale are recorded at fair value on a recurring basis. Additionally, from time to time, the Bank may be required to record at fair value other assets on a nonrecurring basis, such as impaired loans and other real estate and repossessed assets. These nonrecurring fair value adjustments typically involve application of the lower of cost or market accounting or write-downs of individual assets.

Fair Value Hierarchy

The Bank groups assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.

Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 – Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

Following is a description of valuation methodologies used for assets and liabilities recorded or disclosed at fair value.

Cash and Cash Equivalents

For disclosure purposes, for cash, due from banks, and interest-bearing deposits, the carrying amount is a reasonable estimate of fair value.

Securities Available-for-Sale

Securities available-for-sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security’s credit rating, prepayment assumptions and other factors such as credit loss assumptions.

Loans

The Bank does not record loans at fair value on a recurring basis. However, from time to time, a loan is considered impaired and an allowance for loan losses is established. Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. Once a loan is identified as individually impaired, management measures impairment using one of three methods, including collateral value, market value of similar debt, and discounted cash flows. Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or

Reunion Bank of Florida

Notes to Unaudited Financial Statements

(amounts in tables in thousands except per share data)

collateral exceed the recorded investments in such loans. At June 30, 2015 and December 31, 2014, impaired loans were evaluated based on the fair value of the collateral. Impaired loans where an allowance is established based on the fair value of collateral, or loans that are charged down according to the fair value of collateral, require classification in the fair value hierarchy. Since the fair value is based generally on appraised values, the Bank records impaired loans as nonrecurring Level 3.

For disclosure purposes, the fair value of fixed rate loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings. For variable rate loans, the carrying amount is a reasonable estimate of fair value.

Bank Owned Life Insurance

For disclosure purposes, the fair value of the cash surrender value of life insurance policies is equivalent to the carrying value.

Other Real Estate

Other real estate properties are adjusted to fair value upon transfer of the loans to other real estate. Subsequently, other real estate assets are carried at the lower of carrying value or fair value. Fair value is based upon independent market prices, appraised values of the collateral or management’s estimation of the value of the collateral. Since fair value is based on an appraised value or management’s estimate of value, the Bank records other real estate or repossessed assets as nonrecurring Level 3.

Deposits

For disclosure purposes, the fair value of demand deposits, NOW and money market accounts, and savings accounts is the amount payable on demand at the reporting date. The fair value of fixed rate maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.

Commitments to Extend Credit and Standby Letters of Credit

Because commitments to extend credit and standby letters of credit are generally short-term and made using variable rates, the carrying value and estimated fair value associated with these instruments are immaterial.

Reunion Bank of Florida

Notes to Unaudited Financial Statements

(amounts in tables in thousands except per share data)

Assets and Liabilities Recorded at Fair Value on a Recurring Basis

The table below presents the recorded amount of assets measured at fair value on a recurring basis as of June 30, 2015 and December 31, 2014.

June 30, 2015	Total carrying value in the financial condition	Quoted market prices in an active market (Level 1)	Internal models with significant observable market parameters (Level 2)	Internal models with significant unobservable market parameters (Level 3)
Available-for-sale securities	$36,260	—	$36,260	—
Cash surrender value of life insurance	4,063	—	$4,063	—

December 31, 2014
Available-for-sale securities	$43,365	—	$43,365	—
Cash surrender value of life insurance	4,010	—	$4,010	—

Assets and Liabilities Recorded at Fair Value on a Nonrecurring Basis

The Bank may be required, from time to time, to measure certain assets and liabilities at fair value on a nonrecurring basis in accordance with U.S. GAAP. These include assets that are measured at the lower of cost or market that were recognized at fair value below cost at the end of the period. Assets measured at fair value on a nonrecurring basis are included in the table below as of June 30, 2015 and December 31, 2014.

June 30, 2015	Total carrying value in the financial condition	Quoted market prices in an active market (Level 1)	Internal models with significant observable market parameters (Level 2)	Internal models with significant unobservable market parameters (Level 3)
Impaired Loans, net of specific reserves	$2,155	—	—	$2,155

December 31, 2014
Impaired Loans, net of specific reserves	$2,272	—	—	2,272

The carrying amounts and estimated fair values of the Bank’s financial instruments at June 30, 2015 and December 31, 2014 were as follows:

	June 30, 2015		December 31, 2014
	Carrying amount	Fair Value	Carrying amount	Fair Value
Financial assets:
Cash and cash equivalents	$20,281	20,281	$19,877	19,877
Securities available for sale	36,260	36,260	43,365	43,365
Loans receivable	219,063	218,012	202,439	201,227
Accrued interest receivable	830	830	777	777

Financial liabilities:
Deposits	259,736	260,211	250,093	250,614
Accrued interest payable	54	54	56	56

Reunion Bank of Florida

Notes to Unaudited Financial Statements

(amounts in tables in thousands except per share data)

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Bank’s entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Bank’s financial instruments, fair value estimates are based on many judgments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial instruments include deferred income taxes and premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

Note 7 – Recently Issued Accounting Pronouncements

In February 2015, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2015-02, Amendments to the Consolidation Analysis. The amendment substantially changes the way that reporting entities are required to evaluate whether they should consolidate certain legal entities. All legal entities are subject to reevaluation under the new amendment. Specifically, the amendments modify the evaluation of whether limited partnerships and similar legal entities are variable interest entities (VIEs) or voting interest entities, eliminate the presumption that a general partner should consolidate a limited partnership, and affect the consolidation analysis of reporting entities that are involved with VIEs. The amendments in this update will be effective for interim and annual periods beginning after December 15, 2015. Early adoption is permitted. The standard permits the use of either the retrospective or cumulative effect transition method. The adoption of this ASU will not have a significant impact on the Company’s financial position or results of operations.

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors

Reunion Bank of Florida

Tavares, Florida

We have audited the accompanying financial statements of Reunion Bank of Florida, which comprise the statements of financial condition as of December 31, 2014 and 2013, and the related statements of income, comprehensive income (loss), changes in stockholders’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Reunion Bank of Florida as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ Saltmarsh, Cleaveland & Gund, P.A.

Orlando, Florida

March 31, 2015

REUNION BANK OF FLORIDA

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2014 AND 2013

ASSETS
	2014	2013
Cash and due from banks	$4,248,419	$3,547,621
Interest-bearing deposits in banks	15,629,023	23,199,000

Cash and cash equivalents	19,877,442	26,746,621
Securities available for sale	43,364,840	39,715,746
Loans receivable, net of allowance for loan losses of $2,059,881 in 2014 and $1,657,598 in 2013	202,438,979	166,118,708
Accrued interest receivable	777,029	746,717
Premises and equipment, net	4,267,965	4,324,544
Deferred income taxes	1,424,906	2,578,175
Cash surrender value of life insurance	4,009,840	3,899,087
Other assets	414,390	548,289

Total Assets	$276,575,391	$244,677,887

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Noninterest-bearing demand deposits	$57,454,980	$38,974,996
Savings and interest-bearing demand deposits	102,494,596	103,750,083
Time deposits	90,143,657	79,844,025

Total deposits	250,093,233	222,569,104
Accrued interest payable	56,078	53,264
Other liabilities	492,626	317,205

Total liabilities	250,641,937	222,939,573

Stockholders’ Equity:
Common stock, $5 par value, 5,000,000 shares authorized; 2,301,773 issued and outstanding	11,508,865	11,508,865
Additional paid-in capital	12,804,058	12,641,257
Retained earnings	1,755,062	167,856
Accumulated other comprehensive loss	(134,531)	(2,579,664)

Total stockholders’ equity	25,933,454	21,738,314

Total Liabilities and Stockholders’ Equity	$276,575,391	$244,677,887

The accompanying notes are an integral

part of these financial statements.

REUNION BANK OF FLORIDA

STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
Interest Income:
Loans receivable and fees on loans	$9,796,651	$8,201,027
Investment securities	1,045,030	847,911
Other	24,233	15,320

Total interest income	10,865,914	9,064,258

Interest Expense:
Deposits	1,825,811	1,728,801
Borrowings	3,981	643

Total interest expense	1,829,792	1,729,444

Net interest income	9,036,122	7,334,814
Provision for Loan Losses	578,135	529,311

Net interest income after provision for loan losses	8,457,987	6,805,503

Noninterest Income:
(Loss) gain on sales of securities	(10,315)	196,518
Earnings on cash surrender value of life insurance	110,753	126,624
Other income	426,762	419,950

Total noninterest income	527,200	743,092

Noninterest Expense:
Salaries and employee benefits	3,516,013	2,800,264
Occupancy expense	943,651	846,082
Furniture and equipment expense	403,094	339,671
Outside processing and software expense	671,137	557,062
Regulatory assessments	204,423	212,731
Professional fees	177,453	168,069
Marketing and customer development	195,874	144,309
Stationary and supplies	133,281	111,130
Other operating expense	462,172	378,735

Total noninterest expense	6,707,098	5,558,053

Income Before Income Taxes	2,278,089	1,990,542
Income Taxes	690,883	576,548

Net Income	$1,587,206	$1,413,994

The accompanying notes are an integral

part of these financial statements.

REUNION BANK OF FLORIDA

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
Net Income	$1,587,206	$1,413,994

Other Comprehensive Income (Loss):
Unrealized gains (losses) arising during the period on securities available for sale, net of taxes of $1,476,210 in 2014 and $1,506,156 in 2013	2,446,753	(2,496,386)
Reclassification adjustment for gains included in net income, net of taxes of $977 in 2014 and $73,950 in 2013	(1,620)	(122,568)

Other comprehensive income (loss)	2,445,133	(2,618,954)

Total Comprehensive Income (Loss)	$4,032,339	$(1,204,960)

The accompanying notes are an integral

part of these financial statements.

REUNION BANK OF FLORIDA

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

YEARS ENDED DECEMBER 31, 2014 AND 2013

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Stockholders’ Equity
Balance, January 1, 2013	$11,171,645	$12,102,616	$(1,246,138)	$39,290	$22,067,413
Net income			1,413,994		1,413,994
Other comprehensive loss				(2,618,954)	(2,618,954)
Issuance of common stock	337,220	404,663			741,883
Stock-based compensation		133,978			133,978

Balance, December 31, 2013	11,508,865	12,641,257	167,856	(2,579,664)	21,738,314
Net income			1,587,206		1,587,206
Other comprehensive income				2,445,133	2,445,133
Stock-based compensation		162,801			162,801

Balance, December 31, 2014	$11,508,865	$12,804,058	$1,755,062	$(134,531)	$25,933,454

The accompanying notes are an integral

part of these financial statements.

REUNION BANK OF FLORIDA

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
Cash Flows From Operating Activities:
Net income	$1,587,206	$1,413,994
Adjustments to reconcile net income to net cash provided by operating activities:
Deferred income taxes	(321,964)	(74,762)
Provision for loan losses	578,135	529,311
Depreciation and amortization	437,207	369,136
Loss (gain) on sale of securities	10,315	(196,518)
Gain on sale of foreclosed real estate	-0-	(3,648)
Net amortization of securities	290,261	472,927
Stock-based compensation	162,801	133,978
Changes in—
Accrued interest receivable	(30,312)	(21,584)
Cash surrender value of life insurance	(110,753)	(126,624)
Accrued interest payable	2,814	1,015
Other accounts, net	309,321	43,634

Net cash provided by operating activities	2,915,031	2,540,859

Cash Flows From Investing Activities:
Purchase of securities available for sale	(8,458,299)	(8,442,497)
Proceeds from sales of securities available for sale	5,942,293	5,710,596
Principal reductions received on securities available for sale	2,486,701	3,123,954
Net increase in loans	(36,898,406)	(33,082,763)
Proceeds from sales of foreclosed real estate	-0-	272,109
Purchase of premises and equipment	(380,628)	(2,115,952)
Purchase of bank-owned life insurance	-0-	(154,416)

Net cash used in investing activities	(37,308,339)	(34,688,969)

Cash Flows From Financing Activities:
Net increase in demand and savings deposits	17,224,497	42,532,790
Net increase in time deposits	10,299,632	11,955,464
Issuance of common stock	-0-	741,883

Net cash provided by financing activities	27,524,129	55,230,137

Net Change in Cash and Cash Equivalents	(6,869,179)	23,082,027
Cash and Cash Equivalents at Beginning of Year	26,746,621	3,664,594

Cash and Cash Equivalents at End of Year	$19,877,442	$26,746,621

Supplemental Disclosures of Cash Flow Information:
Interest paid	$1,826,978	$1,728,429

Income taxes paid	$1,053,000	$735,000

Noncash Transactions
Loans transferred to foreclosed real estate	$-0-	$85,599

The accompanying notes are an integral

part of these financial statements.

REUNION BANK OF FLORIDA

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization:

Reunion Bank of Florida (the “Bank”) is a state-chartered, commercial banking institution with its deposits insured up to the applicable limits by the Federal Deposit Insurance Corporation (“FDIC”). The Bank offers a variety of financial services to individual and commercial customers through its headquarters in Tavares, Florida, branch offices in Port Orange, St. Augustine and Ormond Beach, Florida, and loan production offices in Kissimmee and Orlando, Florida.

Use of Estimates in Preparation of Financial Statements:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. These estimates include the allowance for loan losses, fair value of investment securities, carrying value of foreclosed real estate, and the valuation of any deferred tax assets. Actual results could differ from those estimates.

While management uses available information to recognize losses on loans and to determine the carrying value of foreclosed real estate, further reductions in the carrying amounts of loans and foreclosed real estate may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans and the carrying value of foreclosed real estate. Such agencies may require the Bank to recognize additional losses or write-downs based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the estimated losses on loans and the carrying value of foreclosed real estate may change materially. However, the amount of the change that is reasonably possible cannot be estimated.

Cash and Cash Equivalents:

The Bank considers cash and due from banks and interest-bearing deposits in banks to be cash and cash equivalents.

Securities Available for Sale:

Securities which are used for asset/liability, liquidity, and other funds management purposes are classified as securities available for sale. These securities have indefinite holding periods and are accounted for on a fair value basis with unrealized gains and losses, net of the related income tax effect, included in other comprehensive income.

Amortization and accretion of premiums and discounts are recognized as adjustments to interest income. Realized gains and losses are recognized using the specific identification method.

Loans Receivable:

The Bank grants real estate, commercial, and consumer loans to customers. A substantial portion of the loan portfolio is represented by real estate loans in Lake, Volusia, Flagler, Osceola, Seminole and Saint Johns, Counties, Florida. The ability of the Bank’s debtors to honor their contracts is dependent upon the real estate and general economic conditions in this area.

REUNION BANK OF FLORIDA

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loans Receivable (Continued):

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs and the allowance for loan losses. Interest income is accrued on the unpaid principal balances.

The accrual of interest on real estate and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for loan losses:

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for real estate and commercial loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans may be collectively evaluated for impairment. Accordingly, the Bank may not separately identify individual consumer loans for impairment disclosures.

Premises and Equipment:

Leasehold improvements and furniture and equipment are stated at cost, less accumulated depreciation and amortization computed on the straight-line method over the estimated useful lives of the assets or the lease term, in the case of leasehold improvements. Maintenance and repairs are charged to operations, and improvements and additions are capitalized.

REUNION BANK OF FLORIDA

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Foreclosed Real Estate:

Real estate properties acquired through or in lieu of loan foreclosure are initially recorded at fair value less estimated selling costs at the date of foreclosure. Any write-downs based on the asset’s fair value at the date of acquisition are charged to the allowance for loan losses. Costs of significant property improvements are capitalized, whereas costs relating to holding property are expensed. Valuations are periodically performed by management, and any subsequent write-downs are recorded as a charge to operations to reduce the carrying value of a property to its fair value less costs to sell. Subsequent increases in value are added to the carrying amount of the property, but not to exceed the amount recorded initially. Realized gains or losses on disposition are recorded in current operations.

Advertising:

Advertising costs are expensed as incurred.

Income Taxes:

Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various assets and liabilities in the statements of financial condition and gives current recognition to changes in tax rates and laws.

The Bank accounts for uncertainty in income taxes using the provisions of Financial Accounting Standards Board Accounting Standards Codification 740, Income Taxes. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more-likely-than-not the position will be sustained upon examination by the tax authorities. Such tax positions initially and subsequently need to be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts. The Bank believes that it has appropriate support for the income tax positions taken, and to be taken, on its tax returns and that its accruals for tax liabilities are adequate for all open tax years (tax years after 2010) for federal and state based on an assessment of many factors including experience and interpretations of tax laws applied to the facts of each matter. The Bank has concluded that there are no significant uncertain tax positions requiring disclosure, and there are no material amounts of unrecognized tax benefits.

Stock-Based Compensation:

The Bank records stock-based compensation at the fair value of stock options granted. The Bank recognizes stock-based compensation in salaries and employee benefits on a straight-line basis in the accompanying statements of income over the vesting period.

Subsequent Events:

Management has evaluated subsequent events through March 31, 2015, the date which the financial statements were available to be issued.

Reclassifications:

Certain prior period amounts have been reclassified to conform to the current period presentation.

REUNION BANK OF FLORIDA

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements:

During 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-04 – Receivables – Troubled Debt Restructurings by Creditors (Subtopic 310-40): Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure is effective for annual periods beginning after December 15, 2014. Early adoption is permitted. The objective of the amendments is to reduce diversity by clarifying when an in substance repossession or foreclosure occurs, that is, when a creditor should be considered to have received physical possession of residential real estate property collateralizing a consumer mortgage loan such that the loan receivable should be derecognized and the real estate property recognized. The amendments clarify that an in substance repossession or foreclosure occurs, and a creditor is considered to have received physical possession of residential real estate collateralizing a consumer mortgage loan, upon either: (1) the creditor obtaining legal title to the residential real estate property upon completion of residential foreclosure, or (2) the borrower conveying all interest in the residential real estate property to the creditor to satisfy that loan through completion of a deed in lieu of foreclosure or through a similar agreement. Additional disclosures about such activities are required by these amendments. Management does not expect adoption of this ASU to have a significant impact on the Bank’s financial statements.

During 2013, the FASB issued ASU 2013-03 – Financial Instruments (Topic 825): Clarifying the Scope and Applicability of a Particular Disclosure to Nonpublic Entities which is effective upon issuance. The main objective of this ASU is to clarify the scope and applicability of a particular disclosure to nonpublic entities that resulted from the issuance of ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. Contrary to the stated intent of ASU 2011-04 to exempt all nonpublic entities for a particular disclosure, that ASU’s amendments to Topic 825 suggested that nonpublic entities that have total assets of $100 million or more or that have one or more derivative instruments would not qualify for the intended exemption. The amendments clarify that the requirement to disclose “the level of the fair value hierarchy within which the fair value measurements are categorized in their entirety (Level 1, 2, or 3)” does not apply to nonpublic entities for items that are not measured at fair value in the statement of financial position but for which fair value is disclosed. The adoption of this ASU did not have a significant impact on the Bank’s financial statements.

In 2011 and 2012, the FASB issued several ASUs relating to the measurement and disclosure requirements for fair value of certain assets and liabilities. ASU 2011-04, which applies to all reporting entities that are required or permitted to measure or disclose the fair value of an asset, a liability, or an instrument classified in a reporting entity’s shareholders’ equity in the financial statements, was expected to result in common fair value measurement and disclosure requirements in U.S. GAAP and IFRSs. This ASU clarifies the application of existing fair value measurement requirements, and makes certain changes, including the method of measuring the fair value of financial instruments that are managed within a portfolio, the application of premiums and discounts in a fair value measurement, and requires additional disclosures about fair value measurements. ASU 2011-04 became effective for nonpublic companies, for annual periods beginning after December 15, 2011. ASU 2012-04, “Technical Corrections and Improvements” clarified and corrected unintended application of the previous fair value measurement guidance, and requires additional disclosure related to the definition of fair value in an entity’s disclosure. Those amendments to the transitional guidance became effective for nonpublic companies January 1, 2014. The adoption of these pronouncements related to fair value did not have a significant impact on the Bank’s financial statements.

REUNION BANK OF FLORIDA

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

NOTE 2 – INVESTMENT SECURITIES

All of the mortgage-backed securities (“MBS”) listed below are residential FNMA, GNMA and FHLMC MBS. The amortized cost and estimated fair value of securities available for sale are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2014 -
Mortgage-backed securities	$23,136,895	$84,262	$(68,933)	$23,152,224
Municipal bonds	20,443,643	113,352	(344,379)	20,212,616

	$43,580,538	$197,614	$(413,312)	$43,364,840

December 31, 2013 -
Mortgage-backed securities	$23,372,723	$4,887	$(988,696)	$22,388,914
Municipal bonds	20,479,087	-0-	(3,152,255)	17,326,832

	$43,851,810	$4,887	$(4,140,951)	$39,715,746

During 2014, the Bank sold securities available for sale for total proceeds of approximately $5,942,300, resulting in gross gains and losses of $3,937 and $14,252, respectively. During 2013, the Bank sold securities available for sale for total proceeds of $5,710,600, resulting in gross gains and losses of $196,518 and $-0-, respectively.

The scheduled maturities of available-for-sale by contractual maturity as of December 31, 2014, were as follows:

	Amortized Cost	Fair Value
Due in one year or less	$-0-	$-0-
Due from one to five years	-0-	-0-
Due from five to ten years	1,106,572	1,086,139
Due after ten years	42,473,966	42,278,701

	$43,580,538	$43,364,840

The mortgage-backed securities may mature earlier than their contractual maturities because of principal prepayments.

Information pertaining to securities available for sale with gross unrealized losses, aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows:

	Less Than Twelve Months		Over Twelve Months
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
December 31, 2014 -
Mortgage-backed securities	$(15,888)	$3,278,999	$(53,045)	$7,284,817
Municipal bonds	-0-	-0-	(344,379)	11,775,393

	$(15,888)	$3,278,999	$(397,424)	$19,060,210

December 31, 2013 -
Mortgage-backed securities	$(840,015)	$18,612,415	$(148,681)	$3,514,307
Municipal bonds	(2,666,557)	14,252,666	(485,698)	3,074,166

	$(3,506,572)	$32,865,081	$(634,379)	$6,588,473

REUNION BANK OF FLORIDA

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

NOTE 2 – INVESTMENT SECURITIES (Continued)

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Bank to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

The unrealized losses relate principally to current interest rates for similar types of securities. In analyzing an issuer’s financial condition, management considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and the results of reviews of the issuer’s financial condition. As management has the ability to hold debt securities for the foreseeable future, no declines are deemed to be other-than-temporary.

NOTE 3 – LOANS RECEIVABLE AND ALLOWANCE FOR LOAN LOSSES

The components of loans at December 31, 2014 and 2013, are as follows:

	2014	2013
Real estate -
Commercial	$100,609,221	$94,177,462
Residential	5,820,418	4,779,375
Construction, development, land	26,891,399	13,233,632
Commercial	35,574,896	31,671,551
Consumer and other	35,339,686	23,744,493

	204,235,620	167,606,513
Deferred loan costs	263,240	169,793
Allowance for loan losses	(2,059,881)	(1,657,598)

	$202,438,979	$166,118,708

Each of the Bank’s loan portfolio segments has different risks specific to that segment, as well as differing methods of assessing risk. As shown above, the portfolio segments used by the Bank are commercial real estate loans, residential real estate loans, construction, development and land loans, commercial loans, and consumer and other loans.

Commercial real estate loans are loans made to finance real estate acquisition, improvements to facilities, or the refinancing of prior loans made for such purposes. Typically, these loans are collateralized by first mortgages on underlying commercial property such as office buildings, warehouses, and apartments and are generally restricted to customers and properties within the Bank’s market area. Underwriting standards for this segment consist principally of analysis of the entity’s financial condition, along with analysis of cash flow projected to be available for debt service, and independent appraisal of the property being financed. Repayment of these loans largely depends on the results of operations and management of these properties. In addition to general economic conditions, a declining real estate market further increases the risk of these types of loans since, in the event of payment default, even the underlying real estate collateral might not be sufficient to liquidate the credit. These loans are subject to more risk than residential real estate loans because of the above factors and relatively larger balances of these loans.

REUNION BANK OF FLORIDA

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

NOTE 3 – LOANS RECEIVABLE AND ALLOWANCE FOR LOAN LOSSES (Continued)

Residential real estate loans are loans made to individuals to purchase or refinance their principal residences. Management considers these loans to possess less risk than commercial real estate loans or construction loans because of the nature of the underlying collateral, underwriting standards requiring appraisals and minimum down payments, and relatively short terms. Typically, these loans require payments based on a standard residential loan amortization term, but with a short-term maturity to afford the re-pricing of the loan in the case of a fixed rate loan, and re-evaluation of the borrowers’ financial position, credit rating, and collateral value before renewal of the loan. In addition, these loans typically are smaller than either commercial loans or commercial real estate loans.

Construction, development, and land loans are loans made to borrowers to build commercial structures, a primary or secondary residence and, in some cases, to real estate investors to acquire and develop land. These loans are more difficult to evaluate since they are significantly more vulnerable to changes in economic conditions. In addition, these loans possess a higher degree of credit risk since they are made based on estimates of the future worth of a project and the estimated costs required for completion. The Bank limits its overall investment in this portfolio segment due both to management’s assessment of risk and certain guidance limitations set by the regulatory agencies.

Commercial loans consist generally of business loans and lines of credit to companies in the Bank’s market area, and typically, are made for the purpose of providing working capital or funds to acquire and maintain inventory, receivables, and furniture and equipment. Such loans are usually collateralized by the financed assets, although a portion may be made on an unsecured basis and contain the guarantee of the business principals. Underwriting standards for this segment consist principally of financial statement analysis, business history and reputation, analyses of cash flow projection and ability of the borrower to meet prescribed debt service capabilities, collateral values, and creditworthiness and capabilities of guarantors.

Consumer loans consist of installment loans made to finance automobiles, home equity loans (second mortgages) on residential real estate, and other miscellaneous credits. These loans are generally small and of a homogeneous nature.

REUNION BANK OF FLORIDA

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

NOTE 3 – LOANS RECEIVABLE AND ALLOWANCE FOR LOAN LOSSES (Continued)

Allowance for Loan Losses:

Changes in the allowance for loan losses for the years ended December 31, 2014 and 2013, are as follows:

	2014	2013
Balance, beginning of year	$1,657,598	$1,369,730

Charge-offs:
Real estate—commercial	-0-	(113,052)
Real estate—residential	-0-	-0-
Real estate—construction, development, land	-0-	-0-
Commercial	(179,058)	(113,264)
Consumer and other	-0-	(21,609)

Total charge offs	(179,058)	(247,925)

Recoveries:
Real estate—commercial	-0-	-0-
Real estate—residential	-0-	-0-
Real estate—construction, development, land	-0-	-0-
Commercial	-0-	3,558
Consumer and other	3,206	2,924

Total recoveries	3,206	6,482

Net charge-offs	(175,852)	(241,443)

Provision charged to operations	578,135	529,311

Balance, end of year	$2,059,881	$1,657,598

REUNION BANK OF FLORIDA

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

NOTE 3 – LOANS RECEIVABLE AND ALLOWANCE FOR LOAN LOSSES (Continued)

Allowance for Loan Losses (Continued):

The following tables present the allocation of the allowance for loan losses and the recorded investment in loans based on impairment method as of December 31, 2014 and 2013:

	Real Estate - Commercial	Real Estate - Residential	Real Estate - Construction Development Land	Commercial	Consumer and Other	Total
December 31, 2014 -
Allowance allocated for loans:
Individually evaluated for impairment	$29,221	$-0-	$1,465	$32,222	$-0-	$62,908
Collectively evaluated for impairment	864,559	44,988	429,384	344,671	313,371	1,996,973

	$893,780	$44,988	$430,849	$376,893	$313,371	$2,059,881

December 31, 2014 -
Loans:
Individually evaluated for impairment	$1,518,010	$24,468	$526,662	$265,943	$-0-	$2,335,083
Collectively evaluated for impairment	99,091,211	5,795,950	26,364,737	35,308,953	35,339,686	201,900,537

	$100,609,221	$5,820,418	$26,891,399	$35,574,896	$35,339,686	$204,235,620

	Real Estate - Commercial	Real Estate - Residential	Real Estate - Construction Development Land	Commercial	Consumer and Other	Total
December 31, 2013 -
Allowance allocated for loans:
Individually evaluated for impairment	$10,704	$-0-	$15,713	$37,518	$1,442	$65,377
Collectively evaluated for impairment	1,010,948	33,965	98,123	278,232	170,953	1,592,221

	$1,021,652	$33,965	$113,836	$315,750	$172,395	$1,657,598

December 31, 2013 -
Loans:
Individually evaluated for impairment	$1,015,873	$-0-	$332,702	$127,965	$39,717	$1,516,257
Collectively evaluated for impairment	93,161,589	4,779,375	12,900,930	31,543,586	23,704,776	166,090,256

	$94,177,462	$4,779,375	$13,233,632	$31,671,551	$23,744,493	$167,606,513

REUNION BANK OF FLORIDA

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

NOTE 3 – LOANS RECEIVABLE AND ALLOWANCE FOR LOAN LOSSES (Continued)

Impaired Loans:

The following tables present information on impaired loans disaggregated by class as of December 31, 2014 and 2013, and the average recorded investment and interest income recognized on impaired loans for the years then ended:

	Recorded Investment	Unpaid Principal Balance	Specific Allowance	Average Recorded Investment	Interest Income Recognized
December 31, 2014 -
Without a specific allowance recorded:
Real estate – commercial	$-0-	$-0-	$-0-	$-0-	$-0-
Real estate – residential	24,468	24,468	-0-	24,468	1,446
Real estate – construction, development, land	326,602	326,602	-0-	331,019	-0-
Commercial	35,347	35,347	-0-	35,746	2,540
Consumer and other	-0-	-0-	-0-	-0-	-0-

	$386,417	$386,417	$-0-	$391,233	$3,986

December 31, 2014 -
With a specific allowance recorded:
Real estate – commercial	$1,518,010	$1,524,450	$29,221	$1,546,132	$13,916
Real estate – residential	-0-	-0-	-0-	-0-	-0-
Real estate – construction, development, land	200,060	200,060	1,465	199,688	3,579
Commercial	230,596	233,146	32,222	232,735	7,126
Consumer and other	-0-	-0-	-0-	-0-	-0-

	$1,948,666	$1,957,656	$62,908	$1,978,555	$24,621

Totals, December 31, 2014	$2,335,083	$2,344,073	$62,908	$2,369,788	$28,607

REUNION BANK OF FLORIDA

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

NOTE 3 – LOANS RECEIVABLE AND ALLOWANCE FOR LOAN LOSSES (Continued)

Impaired Loans (Continued):

	Recorded Investment	Unpaid Principal Balance	Specific Allowance	Average Recorded Investment	Interest Income Recognized
December 31, 2013 -
Without a specific allowance recorded:
Real estate – commercial	$-0-	$-0-	$-0-	$-0-	$-0-
Real estate – residential	-0-	-0-	-0-	-0-	-0-
Real estate – construction, development, land	-0-	-0-	-0-	-0-	-0-
Commercial	35,947	35,947	-0-	35,957	2,696
Consumer and other	-0-	-0-	-0-	-0-	-0-

	$35,947	$35,947	$-0-	$35,957	$2,696

December 31, 2013 -
With a specific allowance recorded:
Real estate – commercial	$1,015,873	$1,512,322	$10,704	$1,051,740	$-0-
Real estate – residential	-0-	-0-	-0-	-0-	-0-
Real estate – construction, development, land	332,702	332,702	15,713	377,930	11,564
Commercial	92,018	92,018	37,518	102,045	6,814
Consumer and other	39,717	39,717	1,442	43,112	2,932

	$1,480,310	$1,976,759	$65,377	$1,574,827	$21,310

Totals, December 31, 2013	$1,516,257	$2,012,706	$65,377	$1,610,784	$24,006

The Bank had no loan modifications considered troubled debt restructurings occur during 2014 or 2013.

Credit Quality:

The Bank categorizes loans into various risk rating classifications based on review of current information about the borrowers’ ability to continue to service the debt. This review includes historical and current payment performance, financial information, economic trends, credit ratings, and other data that may become available during the credit review process. This analysis is performed at least annually. Definitions of the risk rating classifications used by the Bank are as follows:

Pass: Loans in this classification are considered to have an acceptable level of risk. Management does not believe the Bank will incur losses in these loans.

Special Mention: Loans classified as special mention have a potential weakness that deserves management’s close attention and, if left uncorrected, could result in the weakening of the borrowers’ ability to repay the Bank in the future.

Substandard: Loans in this classification are not adequately covered by the net worth and/or current repayment capacity of the borrowers or by the collateral if on a secured basis. Such loans are noted to have a defined weakness that could jeopardize the ultimate liquidation of the debt and are believed to possess a reasonable likelihood of causing loss to the Bank if the weaknesses are not remedied.

REUNION BANK OF FLORIDA

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

NOTE 3 – LOANS RECEIVABLE AND ALLOWANCE FOR LOAN LOSSES (Continued)

Credit Quality (Continued):

Doubtful: Loans classified as doubtful have all of the weaknesses inherent in those loans classified as substandard, in addition to added characteristics that such weaknesses make the collection of the debt in full, on the basis of currently existing facts and conditions, highly unlikely.

The tables below set forth credit exposure for the loan portfolio based on internally assigned risk ratings at December 31, 2014 and 2013:

Credit Exposure Based on Risk Ratings:

	Pass	Special Mention	Substandard	Doubtful
December 31, 2014 -
Loan Category
Real estate – commercial	$99,091,211	$-0-	$1,518,010	$-0-
Real estate – residential	5,634,913	161,037	24,468	-0-
Real estate – construction, development, land	26,365,550	200,060	325,789	-0-
Commercial	35,146,118	35,032	393,746	-0-
Consumer and other	35,089,572	210,693	39,421	-0-

	$201,327,364	$606,822	$2,301,434	$-0-

December 31, 2013 -
Loan Category
Real estate – commercial	$91,603,911	$1,557,678	$1,015,873	$-0-
Real estate – residential	4,682,503	96,872	-0-	-0-
Real estate – construction, development, land	12,477,468	-0-	756,164	-0-
Commercial	31,498,040	45,546	127,965	-0-
Consumer and other	23,250,938	453,838	39,717	-0-

	$163,512,860	$2,153,934	$1,939,719	$-0-

REUNION BANK OF FLORIDA

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

NOTE 3 – LOANS RECEIVABLE AND ALLOWANCE FOR LOAN LOSSES (Continued)

Past Due and Nonaccrual Loans

The following tables present an aging of past due loans disaggregated by class as of December 31, 2014 and 2013:

	30-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current Loans	Total Loans	Loans > 90 Days and Accruing
December 31, 2014 -
Real estate – commercial	$-0-	$559,856	$559,856	$100,049,365	$100,609,221	$-0-
Real estate – residential	114,434	-0-	114,434	5,705,984	5,820,418	-0-
Real estate – construction, development, land	-0-	200,060	200,060	26,691,339	26,891,399	-0-
Commercial	56,107	230,596	286,703	35,288,193	35,574,896	-0-
Consumer and other	-0-	-0-	-0-	35,339,686	35,339,686	-0-

	$170,541	$990,512	$1,161,053	$203,074,567	$204,235,620	$-0-

December 31, 2013 -
Real estate – commercial	$-0-	$1,015,873	$1,015,873	$93,161,589	$94,177,462	$-0-
Real estate – residential	-0-	-0-	-0-	4,779,375	4,779,375	-0-
Real estate – construction, development, land	-0-	-0-	-0-	13,233,632	13,233,632	-0-
Commercial	359,488	-0-	359,488	31,312,063	31,671,551	-0-
Consumer and other	52,551	-0-	52,551	23,691,942	23,744,493	-0-

	$412,039	$1,015,873	$1,427,912	$166,178,601	$167,606,513	$-0-

As of December 31, 2014 and 2013, all loans greater than 90 days past due in the tables above were on nonaccrual.

NOTE 4 – PREMISES AND EQUIPMENT

Components of premises and equipment at December 31, 2014 and 2013, are as follows:

	2014	2013
Land and land improvements	$279,147	$-0-
Building	1,130,163	-0-
Leasehold improvements	3,161,426	3,164,914
Furniture and equipment	1,512,279	1,365,315
Software	88,008	69,807
Construction in progress	-0-	1,305,783

	6,171,023	5,905,819
Less: Accumulated depreciation and amortization	(1,903,058)	(1,581,275)

	$4,267,965	$4,324,544

Depreciation and amortization charged to operations during 2014 and 2013 totaled $437,207 and $369,136 respectively.

REUNION BANK OF FLORIDA

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

NOTE 4 – PREMISES AND EQUIPMENT (Continued)

Leases:

The Bank is obligated under non-cancelable operating leases for its Tavares, Port Orange, and Ormond Beach banking offices. The operating leases expire during 2017, 2028, and 2033, respectively, with the leases having various renewal options. The leases require the payment of taxes, insurance, and maintenance cost in addition to rental payments.

Future minimum lease payments under the operating leases as of December 31, 2014, are as follows:

2015	$489,000
2016	502,000
2017	516,000
2018	435,000
2019	447,000
Thereafter	5,258,000

Total future minimum lease payments	$7,647,000

Rental expense related to these operating leases amounted to $551,230 and $532,203 in 2014 and 2013, respectively.

NOTE 5 – TIME DEPOSITS

The aggregate amount of time deposits with a minimum denomination of $250,000 at December 31, 2014 and 2013, was approximately $28,343,000 and $27,540,000, respectively. At December 31, 2014, the scheduled maturities of all time deposits are as follow:

2015	$41,319,945
2016	29,224,109
2017	6,772,839
2018	5,430,421
2019	7,396,343

$90,143,657

NOTE 6 – BENEFIT PLAN

The Bank has deferred compensation contracts with certain senior officers under which they are entitled to receive post-retirement compensation. The 2014 and 2013 charge to operations for these benefits was $117,895 and $109,250, respectively, and the amount accrued under these contracts at December 31, 2014 and 2013, was $285,984 and $169,352, respectively. A portion of the expense of these contracts is offset by earnings on life insurance policies. The cash surrender value and net earnings on these policies amounted to $4,009,840 and $110,753 as of December 31, 2014, respectively, and $3,899,087 and $126,624 as of December 31, 2013, respectively.

NOTE 7 – STOCKHOLDERS’ EQUITY

The payment of dividends by a state bank is subject to various restrictions set forth in the state banking code. Such restrictions generally limit dividends to an amount not exceeding net income for the current and two preceding years, and require positive retained earnings before and after payment of any dividends.

REUNION BANK OF FLORIDA

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

NOTE 8 – INCOME TAXES

Components of income tax expense recognized in the accompanying statements of income for the years ended December 31, 2014 and 2013, are as follows:

	2014	2013
Current:
Federal	$841,346	$526,531
State	171,501	124,779

	1,012,847	651,310

Deferred:
Federal	(274,815)	(63,835)
State	(47,149)	(10,927)

	(321,964)	(74,762)

	$690,883	$576,548

The following table reflects a reconciliation between the income tax expense expected using the statutory federal income tax rate of 34%, and the actual effective rates for the years ended December 31, 2014 and 2013.

	2014	2013
Tax based on statutory rate	$774,550	$676,784
State tax, net of federal benefit	82,072	75,142
Tax-exempt income	(214,564)	(204,522)
Stock-based compensation	32,972	24,544
Other, net	15,853	4,600

	$690,883	$576,548

Components of deferred tax assets at December 31, 2014 and 2013, are as follows:

	2014	2013
Deferred tax assets:
Net unrealized losses on securities available for sale	$81,167	$1,556,400
Allowance for loan losses	680,462	467,031
Pre-opening and organizational costs	251,665	272,771
Directors’ stock option expense	147,406	122,635
Nonaccrual loan interest	12,491	-0-
Accumulated depreciation and amortization	103,611	83,878
Deferred compensation	110,397	66,033
Other	37,707	9,427

	$1,424,906	$2,578,175

In management’s opinion, based on expectations of future taxable income and other relevant considerations, it is more likely than not that future taxable income will be sufficient to utilize the deferred tax assets that existed as of December 31, 2014 and 2013.

The Company had no unrecognized tax benefits as of December 31, 2014. The Company has no tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will

REUNION BANK OF FLORIDA

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

NOTE 8 – INCOME TAXES (Continued)

significantly increase within the next twelve months. The Company is no longer subject to U.S. federal, state and local income tax examination by tax authorities for tax years before 2011.

NOTE 9 – STOCK-BASED COMPENSATION

The Bank’s board of directors and stockholders approved two stock option plans in 2008 permitting the granting of options to acquire up to 371,493 shares of the Bank’s common stock to selected officers and employees and the Bank’s directors.

Options granted under both plans are exercisable to the extent of 20% on the first anniversary of the year of grant, and 20% on the anniversary date of each year thereafter until fully vested. The exercise price is based on the deemed fair value of the underlying stock on the date of grant. Any options not exercised expire ten years after their date of grant.

The fair value of options granted during 2014 and 2013 was estimated as of the date of grant, using the Black-Scholes option pricing model under the following assumptions:

	2014	2013
Average risk-free interest rate	1.69%	2.00%
Expected life in years	7.50	7.50
Expected dividend yield	0.00%	0.00%
Estimated stock volatility	25.00%	25.00%
Average grant-date fair value of options granted during the year – per option	$3.47	$3.57

The Bank uses certain regulatory guidance to estimate the expected life of options granted. Since there is no active market for the Bank’s stock, expected volatility has been estimated using, in part, assumed stock volatility experienced by peer banks and management’s own estimates relating to the Bank. The risk-free interest rate is based on U.S. Treasury strips in effect at the time of grant for the period approximating the expected option term. The dividend yield assumption is based on the Bank’s expectations as of the date of grant.

Officer and Employee Plan:

Option activity in the officer and employee plan is as follows:

	2014			2013
	Number	Weighted Average Exercise Price	Weighted Average Fair Value	Number	Weighted Average Exercise Price	Weighted Average Fair Value
Outstanding at January 1	152,900	$10.14	$2.78	141,900	$10.00	$2.65
Granted	22,350	11.00	3.47	22,000	11.00	3.57
Forfeited	(10,000)	10.00	2.78	(11,000)	10.00	2.67
Exercised	-0-	-0-	-0-	-0-	-0-	-0-

Outstanding at December 31	165,250	$10.26	$2.87	152,900	$10.14	$2.78

Vested at December 31, 2014	123,200

REUNION BANK OF FLORIDA

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

NOTE 9 – STOCK-BASED COMPENSATION (Continued)

Director Plan:

Option activity in the director plan is as follows:

	2014			2013
	Number	Weighted Average Exercise Price	Weighted Average Fair Value	Number	Weighted Average Exercise Price	Weighted Average Fair Value
Outstanding at January 1	114,008	$10.00	$2.71	114,008	$10.00	$2.71
Granted	32,685	11.00	3.47	-0-	-0-	-0-
Forfeited	(24,100)	10.00	2.65	-0-	-0-	-0-
Exercised	-0-	-0-	-0-	-0-	-0-	-0-

Outstanding at December 31	122,593	$10.27	$2.92	114,008	$10.00	$2.71

Vested at December 31, 2014	89,908

The remaining average contractual life for options outstanding at December 31, 2014, under both plans, is approximately 5.4 years.

Stock-based compensation included in the accompanying statements of income was $162,801 and $133,978 in 2014 and 2013, respectively. At December 31, 2014, there is approximately $115,000 of unrecognized compensation expense relating to nonvested options that will be recognized in expense in 2015 and future years as these options vest.

NOTE 10 – COMMITMENTS AND CONTINGENCIES

Financial Instruments With Off-Balance-Sheet Risk:

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and letters of credit. These instruments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the statements of financial condition.

The Bank’s exposure to credit loss is represented by the contractual amount of these commitments. The Bank follows the same credit policies in making such commitments as it does for on-balance-sheet instruments.

At December 31, the following financial instruments were outstanding whose contract amounts represent credit risk:

	2014	2013
Commitments to extend credit	$38,529,000	$35,734,000

Letters of credit	$795,000	$3,135,000

Commitments to extend credit represent legally binding agreements to lend to customers with fixed expiration dates or other termination clauses. Since many commitments are expected to expire without being funded, committed amounts do not necessarily represent future liquidity requirements. The amount of collateral obtained, if any, as well as any liability for off-balance-sheet credit losses, is based on

REUNION BANK OF FLORIDA

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

NOTE 10 – COMMITMENTS AND CONTINGENCIES (Continued)

Financial Instruments With Off-Balance-Sheet Risk (Continued):

management’s credit evaluation in the same manner as though an immediate credit extension were to be granted, weighted by the likelihood of eventual funding. Management believes any liability associated with potential losses on unfunded commitments is not significant.

Stand-by letters of credit are conditional commitments issued by the Bank guaranteeing the performance of a customer to a third party. The decision whether to guarantee such performance and the extent of collateral requirements are made considering the same factors as are considered in credit extension. At December 31, 2014, management believes that eventual performance by the Bank under these guarantees is unlikely.

Accounting standards require guarantors to recognize, at the inception of a guarantee, a liability in an amount equal to the fair value of the obligation undertaken in issuing the guarantee. They further require certain disclosures about the maximum potential payments that might be required, as well as the collateral or other recourse obtainable. The liability for the fair value of these guarantees at December 31, 2014 and 2013, was insignificant.

The Bank expects no significant losses to be realized in the performance of its obligations under any of the above instruments.

Lines of Credit:

At December 31, 2014 and 2013, the Bank has unsecured federal funds lines of credit of approximately $20 million and $20.5 million, respectively, available from its correspondent banks. No amounts were outstanding under these lines at December 31, 2014 or 2013.

NOTE 11 – RELATED PARTY TRANSACTIONS

The Bank periodically grants loans to principal stockholders, directors, and/or companies in which they hold a 10 percent or more beneficial ownership. Any such loans are made in the normal course of business at prevailing interest rates and terms. Balances outstanding from these parties at December 31, 2014 and 2013, total approximately $9.3 million and $7.3 million, respectively.

Principal stockholders, executives, and directors, combined with companies in which they hold at least a 10 percent beneficial ownership, maintain substantial deposits with the Bank. Such deposits have been accepted under normal terms and, where interest-bearing, at prevailing rates, and total approximately $10 million and $11 million at December 31, 2014 and 2013, respectively.

NOTE 12 – CONCENTRATIONS OF CREDIT RISK

The Bank originates loans primarily in Lake, Volusia, Flagler, Osceola, Orange, Seminole and St. Johns county market areas. In addition, the Bank participates in loans originated by other banks or sells loans it originates to other banks. Although the Bank has a diversified loan portfolio, a substantial portion of its borrowers’ ability to repay their loans is dependent upon economic conditions in the market areas of its borrowers. The amount of collateral obtained, if any, is based on management’s credit evaluation of the borrowers’ ability to repay, reputation, credit risk, and other factors.

At various times throughout the year, the Bank maintains cash balances with other financial institutions which exceed federally insured limits. The Bank monitors the capital adequacy of these financial institutions on a quarterly basis.

REUNION BANK OF FLORIDA

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

NOTE 13 – REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets. If such minimum amounts and ratios are met, the Bank is considered “adequately capitalized.” If a bank exceeds the requirements of “adequately capitalized,” and meets even more stringent minimum standards, it is considered “well capitalized.” Management believes as of December 31, 2014, the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2014, the most recent notification that the Bank had received from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Bank’s category. The Bank’s actual capital amounts and ratios as of December 31, 2014 and 2013, are presented in the following table:

	Actual		Minimum Capital Requirement:				Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions:
	Amount	Ratio	Amount		Ratio		Amount		Ratio
As of December 31, 2014:
Total Capital
(to Risk Weighted Assets)	$27,871,000	12.04%	≥$	18,520,000	≥	8.00%	≥$	23,150,000	≥	10.00%
Tier I Capital
(to Risk Weighted Assets)	$25,811,000	11.15%	≥$	9,260,000	≥	4.00%	≥$	13,890,000	≥	6.00%
Tier I Capital
(to Average Assets)	$25,811,000	9.38%	≥$	11,008,000	≥	4.00%	≥$	13,761,000	≥	5.00%
As of December 31, 2013:
Total Capital
(to Risk Weighted Assets)	$25,743,000	12.67%	≥$	16,254,000	≥	8.00%	≥$	20,318,000	≥	10.00%
Tier I Capital
(to Risk Weighted Assets)	$24,085,000	11.85%	≥$	8,127,000	≥	4.00%	≥$	12,191,000	≥	6.00%
Tier I Capital
(to Average Assets)	$24,085,000	10.36%	≥$	9,301,000	≥	4.00%	≥$	11,626,000	≥	5.00%

NOTE 14 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there is no quoted market price for the Bank’s various financial instruments. In

REUNION BANK OF FLORIDA

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

NOTE 14 – FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate used and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. Accounting guidance excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Bank.

The following methods and assumptions were used by the Bank in estimating fair values of financial instruments as disclosed herein:

Cash and cash equivalents. The carrying amounts of cash and cash equivalents approximate their fair value.

Securities. Fair values for securities are based on quoted market prices, where available, or prices are obtained from independent service providers.

Loans receivable. For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for real estate and commercial loans are estimated using discounted cash flow analyses using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable. The carrying amounts for other loans approximate their fair value.

Deposit liabilities. The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts of variable-rate, fixed-term certificates of deposit (“CDs”) approximate their fair values at the reporting date. Fair values for fixed-rate CDs are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected maturities on time deposits.

Accrued interest. The carrying amounts of accrued interest approximate its fair value.

Off-balance-sheet instruments. Fair values for off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standings. The estimated fair value for these instruments was insignificant at December 31, 2014 and 2013.

The estimated fair values of the Bank’s financial instruments at December 31, were as follows:

	2014		2013
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and cash equivalents	$19,877,000	$19,877,000	$26,747,000	$26,747,000
Securities available for sale	43,365,000	43,365,000	39,716,000	39,716,000
Loans receivable	202,439,000	201,227,000	166,119,000	164,778,000
Accrued interest receivable	777,000	777,000	747,000	747,000

Financial liabilities:
Deposits	250,093,000	250,614,000	222,569,000	223,750,000
Accrued interest payable	56,000	56,000	53,000	53,000

REUNION BANK OF FLORIDA

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

NOTE 15 – FAIR VALUE MEASUREMENT

Accounting guidance defines fair value as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Accounting guidance also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The statement describes three levels of inputs that may be used to measure fair value: Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date. Level 2: Significant other observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data. Level 3: Significant unobservable inputs that reflect a Company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Following is a description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Securities. Where quoted prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include highly liquid government securities and certain other products. Securities classified within Level 2 and Level 3 of the fair value hierarchy are generally priced via independent service providers. In obtaining such valuation information, the Bank has evaluated the valuation methodologies used to develop the fair values. In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy.

Impaired Loans. A loan is considered to be impaired when it is probable the Bank will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement. In most cases, the Bank measures fair value based on the value of the collateral securing the loan. Collateral may be in the form of real estate and/or business or personal assets, including but not limited to equipment, inventory, and accounts receivable. The vast majority of the collateral is real estate. The fair value of real estate collateral is determined based on third party appraisals by qualified licensed appraisers as well as internal estimates. The fair value of other business or personal assets is generally based on amounts reported on the financial statements of the customer or customer’s business. Appraised and reported values may be adjusted based on management’s historical knowledge, changes in market conditions from the time of valuation and management’s knowledge of the customer and the customer’s business. Since not all valuation inputs are observable, these nonrecurring fair value determinations are classified as Level 3. Impaired loans are reviewed and evaluated on at least a quarterly basis for additional impairment and adjusted accordingly, based on the same factors previously identified.

Cash Surrender Value of Life Insurance. The carrying amount of Bank owned life insurance is based on information received from the insurance carriers indicating the financial performance of the policies and the amount the Bank would receive should the policies be surrendered. The Bank reflects these assets within Level 2 of the valuation hierarchy.

REUNION BANK OF FLORIDA

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

NOTE 15 – FAIR VALUE MEASUREMENT (Continued)

The following tables present the financial instruments carried at fair value as of December 31, 2014 and 2013, by caption on the statements of financial condition and by the valuation hierarchy (as described above):

Assets and liabilities measured at fair value on a recurring basis are summarized below:

	Total carrying value in the statements of financial condition	Quoted market prices in an active market (Level 1)	Internal models with significant observable market parameters (Level 2)	Internal models with significant unobservable market parameters (Level 3)
December 31, 2014 –
Available for sale securities	$43,365,000	$-0-	$43,365,000	$-0-
Cash surrender value of life insurance	4,010,000	-0-	4,010,000	-0-

December 31, 2013 –
Available for sale securities	$39,716,000	$-0-	$39,716,000	$-0-
Cash surrender value of life insurance	3,899,000	-0-	3,899,000	-0-

Assets and liabilities measured at fair value on a nonrecurring basis are summarized below:

	Total carrying value in the statements of financial condition	Quoted market prices in an active market (Level 1)	Internal models with significant observable market parameters (Level 2)	Internal models with significant unobservable market parameters (Level 3)
December 31, 2014 -
Impaired loans, net of specific reserves	$2,272,000	$-0-	$-0-	$2,272,000

December 31, 2013 -
Impaired loans, net of specific reserves	$1,451,000	$-0-	$-0-	$1,451,000

There were no transfers between levels of the fair value hierarchy for the years ended December 31, 2014 and 2013.

APPENDIX A

AGREEMENT AND PLAN OF MERGER

by and among

NATIONAL COMMERCE CORPORATION

(a Delaware corporation)

NATIONAL BANK OF COMMERCE

(a national banking association)

and

REUNION BANK OF FLORIDA

(a Florida banking corporation)

Dated as of

July 7, 2015

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of July 7, 2015, by and between NATIONAL COMMERCE CORPORATION (“NCC”), a corporation organized and existing under the Laws of the State of Delaware, with its principal office in Birmingham, Alabama; NATIONAL BANK OF COMMERCE (“NBC”), a national banking association organized and existing under the Laws of the United States, with its principal office in Birmingham, Alabama; and REUNION BANK OF FLORIDA (“RBF”), a Florida banking corporation, with its principal office in Tavares, Florida.

Preamble

The respective Boards of Directors of NCC, NBC and RBF have determined that the transactions described herein are in the best interests of the Parties and their respective stockholders. This Agreement provides for the acquisition of RBF by NCC pursuant to the merger (the “Merger”) of RBF with and into NBC, which is a wholly owned Subsidiary of NCC. At the effective time of the Merger, and except as provided herein, the outstanding shares of the capital stock of RBF shall be converted into the right to receive shares of common stock of NCC or, at the election of the stockholders of RBF, into cash (subject to the requirements and limitations set forth herein). As a result, stockholders of RBF shall become stockholders of NCC and the assets and operations of RBF and NBC shall be combined under the charter of NBC.

The transactions described in or otherwise contemplated by this Agreement are subject to, among other things: (i) the filing by NCC and the effectiveness of a registration statement with respect to the shares of common stock of NCC to be issued to stockholders of RBF in the Merger; (ii) the approval of the stockholders of RBF; (iii) the approval of NCC as the sole shareholder of NBC: (iv) the approval of the OCC; and (v) the satisfaction of certain other conditions described in this Agreement. It is the intention of the parties to this Agreement that, for federal income tax purposes, the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the IRC.

Certain capitalized terms used but not otherwise defined in this Agreement are defined in Section 11.1 of this Agreement.

NOW, THEREFORE, in consideration of the above and the mutual warranties, representations, covenants and agreements set forth herein, the parties agree as follows:

ARTICLE 1

TRANSACTION AND TERMS OF MERGER

1.1 The Merger. Subject to the terms and conditions of this Agreement, at the Effective Time, RBF shall be merged with and into NBC in accordance with the provisions of 12 U.S.C. § 215a-1 and other applicable state and federal banking Laws. At the Effective Time, the separate corporate existence of RBF shall cease. NBC shall be the surviving association resulting from the Merger (the “Surviving Association”) and shall continue to be governed by the Laws of the United States and the National Bank Act. The Merger will be consummated pursuant to the terms of this Agreement, which has been approved and adopted by a majority of the members of the respective Boards of Directors of NCC, NBC and RBF.

1.2 Time and Place of Closing. The place of the Closing shall be at the offices of Maynard, Cooper & Gale, P.C., Birmingham, Alabama, or such other place as may be mutually agreed upon by the Parties. Subject to the terms and conditions of this Agreement, unless otherwise mutually agreed upon in writing by the chief executive officers of NCC and RBF, the Closing will take place at 9:00 a.m. Central Time on the last Business Day of the month in which the closing conditions set forth in Article 9 below (other than those conditions that are to be satisfied at the Closing) have been satisfied (or waived pursuant to Section 11.4 of this Agreement).

1.3 Effective Time. Subject to the terms and conditions of this Agreement and the occurrence of the Closing, the Merger shall become effective on the date and at the time specified in the merger approval to be issued by the OCC (the “Effective Time”). Unless the chief executive officers of NCC and RBF otherwise mutually agree in writing, the Parties shall use their commercially reasonable efforts to cause the Effective Time to occur on the date of Closing.

1.4 Voting Agreements. Concurrently with the execution and delivery of this Agreement and as a material condition hereto, each member of the RBF Board and certain executive officers of RBF are entering into Voting Agreements with NCC whereby, among other things, such Persons have agreed, upon the terms and subject to the conditions set forth therein, to vote all of the shares of RBF Common Stock owned by them in favor of this Agreement and the Merger and to support actions necessary to consummate the Merger.

ARTICLE 2

EFFECT OF MERGER

2.1 Charter Documents. The Articles of Association of NBC in effect immediately prior to the Effective Time shall be the Articles of Association of the Surviving Association immediately after the Effective Time, unless and until amended in accordance with applicable Law. The Bylaws of NBC in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Association immediately after the Effective Time, unless and until amended in accordance with applicable Law.

2.2 Officers and Directors.

(a) The directors of NCC immediately following the Effective Time shall consist of the directors of NCC immediately prior to the Effective Time plus the RBF Designee, and such directors shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal. NCC shall take any and all steps required under its Certificate of Incorporation and/or Bylaws to increase the size of the NCC Board as of the Effective Time and to appoint the RBF Designee, effective as of the Effective Time, to fill such vacancy. Thereafter, NCC agrees to include the RBF Designee in its recommended slate of nominees for election as a director at each of its first and second annual meetings of stockholders following the Effective Time. Nothing in this Section 2.2 shall require NCC to elect, appoint, nominate or recommend the RBF Designee for election to the NCC Board if he or she shall become the subject of a Disqualification. The officers of NCC immediately following the Effective Time shall consist of the officers of NCC immediately prior to the Effective Time, and such officers shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

(b) The directors of NBC immediately following the Effective Time shall consist of the directors of NBC immediately prior to the Effective Time plus the RBF Designee, and such directors shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal. NBC shall take any and all steps required under its Articles of Association and/or Bylaws to increase the size of the NBC board of directors as of the Effective Time and to appoint the RBF Designee, effective as of the Effective Time, to fill such vacancy. Thereafter, NBC agrees to include the RBF Designee in its recommended slate of nominees for election as a director at each of its first and second annual meetings of stockholders following the Effective Time, and NCC (in its capacity as a stockholder) agrees to vote in favor of the RBF Designee at each of such annual meetings. Nothing in this Section 2.2 shall require NCC or NBC to elect, vote in favor of, appoint, nominate or recommend the RBF Designee for election to the board of directors of NBC if he or she shall become the subject of a Disqualification. The officers of NBC immediately following the Effective Time shall consist of the officers of NBC immediately prior to the Effective Time, and such officers shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

2.3 Effect of Merger. At the Effective Time, all rights, franchises and interests of RBF and NBC in and to every type of property (real, personal and mixed) and choses in action shall be transferred to and vested in the Surviving Association by virtue of the Merger without any deed or other transfer. The Surviving Association shall hold and enjoy all rights of property, franchises and interests, including appointments, designations and nominations, and all other rights and interests as trustee, executor, administrator, registrar of stocks and bonds, guardian of estates, assignee and receiver, and in every other fiduciary capacity, in the same manner and to the same extent as such rights, franchises, and interests were held or enjoyed by RBF and NBC at the Effective Time. All Liabilities and obligations of RBF and NBC shall be assumed by the Surviving Association, and the Surviving Association shall be bound thereby in the same manner and to the same extent as each of RBF and NBC was so bound at the Effective Time.

2.4 Business of Surviving Association. At the Effective Time, the business of the Surviving Association shall continue to be that of a national banking association and shall be conducted at its main office located at 813 Shades Creek Parkway, Suite 100, Birmingham, Alabama 35209, at its legally established braches, and at the banking offices of RBF that are acquired in the Merger (with such banking offices to continue to conduct operations after the Effective Time as branch offices of the Surviving Association). At the Effective Time, the name of the Surviving Association shall continue to be “National Bank of Commerce.” The Surviving Association will not exercise trust powers as of the Effective Time.

2.5 Capital of Surviving Association. The Surviving Association shall have surplus and retained earnings equal to the consolidated capital accounts of NBC and RBF immediately prior to the Effective Time. All such amounts of surplus and retained earnings shall be adjusted for normal earnings and expenses and any accounting adjustments related to the Merger. As of the Effective Time, preferred stock shall not be issued by the Surviving Association. NBC and RBF shall contribute to the Surviving Association acceptable assets having a book value, over and above liability to its creditors, in such amounts as set forth on the books of NBC and RBF at the Effective Time.

ARTICLE 3

CONVERSION OF CONSTITUENTS’ CAPITAL STOCK

3.1 Manner of Converting Shares. Subject to the provisions of this Article 3, at the Effective Time, by virtue of the Merger and without any further action on the part of NCC, NBC, RBF or the holders of any shares of capital stock thereof, the shares of capital stock and rights and options to acquire shares of capital stock of the constituent corporations shall be converted as follows:

(a) NCC Capital Stock. Each share of capital stock of NCC issued and outstanding immediately prior to the Effective Time shall continue to be issued and outstanding from and after the Effective Time.

(b) NBC Capital Stock. Each share of capital stock of NBC issued and outstanding immediately prior to the Effective Time shall continue to be issued and outstanding shares of the capital stock of the Surviving Association, issued to NCC and outstanding as of the Effective Time, and the Surviving Association shall be a wholly owned Subsidiary of NCC.

(c) RBF Common Stock Held by Parties. Each share of RBF Common Stock issued and outstanding immediately before the Effective Time that is owned, directly or indirectly, by any RBF Company or any NCC Company (other than shares of RBF Common Stock held in trust accounts (including grantor or rabbi trust accounts), managed accounts and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties and other than shares of RBF Common Stock held, directly or indirectly, in respect of a debt previously contracted) shall be cancelled and shall cease to exist at the Effective Time without any conversion thereof, and no shares of NCC Common Stock, cash or other consideration shall be delivered in exchange therefor.

(d) Exchange Ratio for RBF Common Stock. Subject to Section 3.2 below, each share of RBF Common Stock issued and outstanding immediately prior to the Effective Time (excluding (i) shares cancelled pursuant to Section 3.1(c) above, (ii) Cash Election Shares described in Section 3.1(e) below, and (iii) shares held by stockholders who perfect their dissenters’ rights of appraisal as provided in Section 3.3 below) shall cease to be outstanding and shall be converted into and exchanged for the right to receive 0.7273 shares of NCC Common Stock (the “Exchange Ratio”).

(e) Cash Election Shares.

(i) Holders of RBF Common Stock shall be provided with an opportunity to elect to receive cash consideration in lieu of receiving NCC Common Stock in the Merger, in accordance with the election procedures set forth below. Holders who elect to receive cash in lieu of exchanging their shares of RBF Common Stock for NCC Common Stock as specified below shall receive $16.00, without interest thereon (the “Per Share Cash Consideration”) for each share of RBF Common Stock that is so converted (each, a “Cash Election Share”). Notwithstanding the preceding sentence or anything in this Agreement to the contrary, the aggregate number of Cash Election Shares shall be equal to, as nearly as practicable, but in no event shall exceed 460,355 (the “Cash Share Limitation”), and the aggregate Per Share Cash Consideration shall be equal to, as nearly as practicable, but in no event shall exceed $7,365,680 (the “Total Cash Amount”). At the Effective Time, each Cash Election Share shall cease to be outstanding and shall be converted into and exchanged for the right to receive the Per Share Cash Consideration.

(ii) The Exchange Agent shall mail an election form in such form as NCC and RBF shall mutually agree (the “Election Form”) with or following the issuance of the Proxy Statement/Prospectus, to each holder of record of RBF Common Stock. Each Election Form shall permit a holder (or the beneficial owner through appropriate and customary documentation and instructions) of RBF Common Stock to elect to receive cash with respect to all or a portion of such holder’s RBF Common Stock, subject to the Cash Share Limitation in Section 3.1(e)(i) above.

(iii) Any shares of RBF Common Stock with respect to which the holder shall not have submitted to the Exchange Agent an effective, properly completed Election Form prior to 5:00 p.m. Eastern Time on the day before the RBF Stockholders’ Meeting (or such other time and date as NCC and RBF may mutually agree) (the “Election Deadline”), and any shares of RBF Common Stock with respect to which the holder shall have submitted an Election Form prior to the Election Deadline but with respect to which such holder shall have elected not to receive cash, shall, subject to the proration procedure in subsection (v) below, be converted into NCC Common Stock at the Effective Time as set forth in, and subject to, Section 3.1(d) of this Agreement (all such shares described in this subsection (iii) being referred to as “Stock Election Shares”).

(iv) Any Election Form may be revoked or amended by the Person submitting such Election Form at or prior to the Election Deadline. In the event that an Election Form is revoked and a replacement Election Form therefor is not submitted prior to the Election Deadline, the shares of RBF Common Stock represented by such Election Form shall become Stock Election Shares. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive. Neither NCC nor the Exchange Agent shall be under any obligation to notify any person of any defect in an Election Form.

(v) Within five (5) Business Days after the Election Deadline, unless the Effective Time has not yet occurred, in which case as soon thereafter as practicable, the allocation among the holders of RBF Common Stock in accordance with the Election Forms shall be effected by the Exchange Agent as follows:

(A) Cash Elections More Than the Total Cash Amount. If the aggregate amount of cash that would be paid upon conversion in the Merger of the Cash Election Shares (the “Potential Cash Payment”) is greater than the Total Cash Amount, then:

(1) the number of Cash Election Shares designated by each holder of RBF Common Stock who properly submitted an Election Form shall be automatically reduced to that number of shares equal to the product of (i) the number of such holder’s Cash Election Shares designated in the Election Form and (ii) a fraction, the numerator of which is the Cash Share Limitation, and the denominator of which is the aggregate number of Cash Election Shares designated in all Election Forms;

(2) each Cash Election Share remaining after adjustment pursuant to subsection (1) above shall be converted into the right to receive the Per Share Cash Consideration pursuant to Section 3.1(e)(i);

(3) each share of RBF Common Stock that would have been a Cash Election Share but for the adjustment pursuant to subsection (1) above shall automatically be deemed to be a Stock Election Share; and

(4) each Stock Election Share, including those so designated pursuant to subsection (3) above, shall be converted into the right to receive NCC Common Stock pursuant to Section 3.1(d).

(B) Cash Elections Less Than the Total Cash Amount. If the Potential Cash Payment is less than the Total Cash Amount, then:

(1) the Exchange Agent shall select first from among the Stock Election Shares that obtained such status because the holders thereof did not submit an effective, properly completed Election Form by the Election Deadline, by a pro rata selection process, and then (if necessary) from among the remaining Stock Election Shares, by a pro rata selection process, a sufficient number of Stock Election Shares to instead receive the Per Share Cash Consideration such that the aggregate cash amount that will be paid in the Merger equals as closely as practicable but does not exceed the Total Cash Amount, and each share of RBF Common Stock that would have been a Stock Election Share but for the adjustment pursuant to this subsection (1) shall automatically be deemed to be a Cash Election Share. The pro rata selection process to be used by the Exchange Agent shall consist of such equitable proration processes as shall be mutually determined by NCC and RBF before the Effective Time;

(2) each Cash Election Share, including those so designated pursuant to subsection (1) above, shall be converted into the right to receive the Per Share Cash Consideration pursuant to Section 3.1(e)(i); and

(3) each Stock Election Share remaining after the adjustment process pursuant to subsection (1) above shall be converted into the right to receive NCC Common Stock pursuant to Section 3.1(d).

(C) Cash Elections Equal to the Total Cash Amount. If the Potential Cash Payment is equal or nearly equal (as determined by the Exchange Agent) to (but in no event in excess of) the Total Cash Amount, then subsections (A) and (B) above shall not apply and:

(1) each Cash Election Share shall be converted into the right to receive the Per Share Cash Consideration pursuant to Section 3.1(e)(i); and

(2) each Stock Election Share shall be converted into the right to receive NCC Common Stock pursuant to Section 3.1(d).

(f) RBF Options. At the Effective Time, each outstanding and unexercised option to purchase shares of RBF Common Stock pursuant to the RBF Stock Option Plans (each, an “RBF Option”) will cease to represent an option to purchase RBF Common Stock and will be converted automatically into an option to purchase NCC Common Stock (each, an “NCC Option”), and NCC will assume each RBF Option subject to its terms, including any acceleration in vesting that will occur as a consequence of the Merger according to the instruments governing such RBF Option; provided, however, that after the Effective Time:

(i) the number of shares of NCC Common Stock purchasable upon exercise of each RBF Option will equal the product of (A) the number of shares of RBF Common Stock that were purchasable under the RBF Option immediately before the Effective Time and (B) the Exchange Ratio, rounded to the nearest whole share;

(ii) the per share exercise price for each RBF Option will equal the quotient obtained by dividing (A) the per share exercise price of the RBF Option in effect immediately before the Effective Time by (B) the Exchange Ratio, rounded to the nearest cent; and

(iii) where the context so requires, all references to RBF shall be deemed to be references to NCC and its Subsidiaries, and all references to the RBF Board (or the Compensation Committee thereof) shall be deemed to be references to the NCC Board (or the Compensation Committee thereof).

Notwithstanding the foregoing, each RBF Option that is intended to be an “incentive stock option” (as defined in Section 422 of the IRC) will be adjusted in accordance with the requirements of Section 424 of the IRC. As of the date hereof, the RBF Options provide for the purchase of no more than an aggregate of 286,343 additional shares of RBF Common Stock. As soon as practicable after the Effective Time, NCC shall file a Registration Statement on Form S-8 (or any successor or other appropriate forms) with the SEC, with respect to the shares of NCC Common Stock subject to converted or substitute RBF Options and shall use its reasonable efforts to maintain the effectiveness of such registration statement (and maintain the current status of the prospectus or prospectuses associated therewith) for so long as such converted or substitute RBF Options remain outstanding. Subject to the foregoing, the RBF Stock Option Plans shall be frozen as of the Effective Time such that no additional options shall be available or granted thereunder following the Effective Time.

(g) Maximum Shares of NCC Common Stock. Assuming that (i) there are no RBF Dissenting Shares, (ii) there is no adjustment to the Exchange Ratio pursuant to Section 3.2 below, (iii) the number of Cash Election Shares equals the Cash Share Limitation, and (iv) the holders of RBF Options exercise all of the RBF Options and/or all of the NCC Options, as the case may be (and do so by paying the exercise price in cash), the holders of RBF Common Stock and holders of RBF Options shall have the right to receive, in the aggregate, a maximum of 1,547,521 shares of NCC Common Stock as a result of the Merger.

3.2 Anti-Dilution Provisions. If NCC changes the number of shares of NCC Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, reverse stock split, stock dividend or similar recapitalization with respect to such stock and the record date therefor is prior to the Effective Time, the Exchange Ratio shall be proportionately adjusted as needed to preserve the relative economic benefit to the Parties provided for in Section 3.1(d).

3.3 RBF Dissenting Stockholders. Notwithstanding Section 3.1 or anything in this Agreement to the contrary, shares of RBF Common Stock that are issued and outstanding immediately prior to the Effective Time and which are held by a holder who has perfected his dissenters’ rights in accordance with 12 U.S.C. § 215a(b)-(d) (“RFB Dissenting Shares”) shall not be treated as either Stock Election Shares or Cash Election Shares and shall not be converted into the right to receive either shares of NCC Common Stock or the Per Share Cash Consideration, but instead the holder of such RBF Dissenting Shares shall be entitled only to such rights of appraisal as are granted by 12 U.S.C. § 215a(b)-(d) (“Dissenter Provisions”), unless and until such holder fails to perfect or effectively withdraws or otherwise loses his or her right to appraisal; provided, however, that no payment in connection with RBF Dissenting Shares shall be made to any dissenting stockholder unless and until such dissenting stockholder has complied with the applicable provisions of the Dissenter Provisions and surrendered to the Surviving Association the certificate or certificates representing the RBF Dissenting Shares for which payment is being made; provided, further, that nothing contained in this Section 3.3 shall in any way limit the right of NCC to terminate this Agreement and abandon the Merger under Section 10.1(i). At the Effective Time, each such RBF Dissenting Share shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist or be outstanding, and the holder thereof shall cease to have any right with respect thereto, except the right to appraisal in accordance with applicable Law. If any Dissenting Stockholder (as defined below) fails to perfect or effectively withdraws or loses his right to appraisal, the shares of RBF Common Stock owned by such stockholder shall thereupon be deemed and treated as if they had, at the Effective Time, been Stock Election Shares and converted into the right to receive shares of NCC Common Stock in accordance with Section 3.1(d), subject to the proration adjustment process in Section 3.1(e)(v). RBF shall give NCC prompt notice upon receipt by RBF of any written objection to the Merger and such written demands for payment for shares of RBF Common Stock under the Dissenter Provisions, and the withdrawals of such demands, and any other instruments provided to RBF pursuant to the Dissenter Provisions (any stockholder duly making such demand being called a “Dissenting Stockholder”). Each Dissenting Stockholder that becomes entitled, pursuant to the Dissenter Provisions, to payment for any shares of RBF Common Stock held by such Dissenting Stockholder shall receive payment therefor from NCC or NBC (but only after the amount thereof shall have been agreed upon or at the times and in the amounts required by the Dissenter Provisions). RBF shall not, except with the prior written consent of NCC, voluntarily make any payment with respect to, or settle or offer to settle, any demand for payment by a Dissenting Stockholder.

3.4 Fractional Shares. Fractional shares of NCC Common Stock shall not be issued upon the surrender of certificates representing RBF Common Stock for exchange; no dividend or distribution with respect to NCC Common Stock shall be payable on or with respect to any fractional share; and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of NCC. In lieu of any such fractional share, NCC shall pay to each former stockholder of RBF who otherwise would be entitled to receive a fractional share of NCC Common Stock an amount in cash (without interest) equal to the product of (i) the Average Quoted Price multiplied by (ii) the fraction of a share of NCC Common Stock to which such holder would otherwise be entitled.

ARTICLE 4

EXCHANGE OF SHARES

4.1 Exchange Procedures. Promptly (and within five (5) Business Days) after the Effective Time, NCC shall cause the Exchange Agent to mail to the former stockholders of RBF appropriate transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing shares of RBF Common Stock shall pass, only upon proper delivery of such certificates to the Exchange Agent). After completion of the allocation procedure set forth in Section 3.1(e)(v) and upon surrender of a certificate or certificates for exchange and cancellation to the Exchange Agent (such shares to be free and clear of all liens, claims and encumbrances), together with a properly executed letter of transmittal, the holder of such certificate or certificates shall be entitled to receive promptly thereafter in exchange therefor: (a) that number of whole shares of NCC Common Stock which such holder of RBF Common Stock became entitled to receive pursuant to Article 3 hereof and (b) a check representing the aggregate cash consideration, if any, which such holder has the right to receive pursuant to the provisions of Article 3 hereof, and the certificate or certificates so surrendered shall forthwith be canceled. The shares of NCC Common Stock to be issued pursuant to Article 3 and this Section 4.1 shall be in uncertificated book entry form, and upon compliance by a former holder of shares of RBF Common Stock with the provisions hereof and of the letter of transmittal, NCC shall instruct its registrar and transfer agent to make appropriate book entries with respect to such shares of NCC Common Stock. Such book entries of the issuance of uncertificated shares shall constitute delivery thereof for all purposes pursuant to this Agreement. No interest will be paid or accrued on the Per Share Cash Consideration, any cash in lieu of fractional shares, or any unpaid dividends and distributions, if any, payable to holders of certificates for RBF Common Stock. Neither NCC, NBC nor the Exchange Agent shall be obligated to deliver the consideration to which any former holder of RBF Common Stock is entitled as a result of the Merger until such holder surrenders the certificate or certificates representing the shares of RBF Common Stock for exchange as provided in this Section 4.1. The certificate or certificates for RBF Common Stock so surrendered shall be duly endorsed as the Exchange Agent may require.

4.2 Rights of Former RBF Stockholders. At the Effective Time, the stock transfer books of RBF shall be closed as to holders of RBF Common Stock immediately prior to the Effective Time, and no transfer of RBF Common Stock by any such holder shall thereafter be made or recognized. Until surrendered for exchange in accordance with the provisions of Section 4.1 of this Agreement, each certificate theretofore representing shares of RBF Common Stock (each, an “RBF Certificate”), other than shares to be canceled pursuant to Section 3.1(c) of this Agreement or as to which dissenter’s rights of appraisal have been perfected as provided in Section 3.3 of this Agreement, shall from and after the Effective Time represent for all purposes only the right to receive the consideration provided in Section 3.1 of this Agreement in exchange therefor. To the extent permitted by Law, former stockholders of record of RBF Common Stock shall be entitled to vote after the Effective Time at any meeting of NCC stockholders (with a record date after the Effective Time) the number of whole shares of NCC Common Stock into which their respective shares of RBF Common Stock (excluding Cash Election Shares) have been converted, regardless of whether such holders have exchanged their RBF Certificates for shares of NCC Common Stock in accordance with the provisions of this Agreement. Whenever a dividend or other distribution is declared by NCC on the NCC Common Stock, the record date for which is at or after the Effective Time, the declaration shall include dividends or other distributions on all shares issuable pursuant to this Agreement. Notwithstanding the preceding sentence, any Person holding any RBF Certificate at or after six (6) months after the Effective Time (the “Cutoff”) shall not be entitled to receive any dividend or other distribution payable after the Cutoff to holders of NCC Common Stock, which dividend or other distribution is attributable to such Person’s NCC Common Stock represented by said RBF Certificate held after the Cutoff, until such Person surrenders such RBF Certificate for exchange as provided in Section 4.1 of this Agreement. However, upon surrender of such RBF Certificate, appropriate book entries shall be made with respect to the NCC Common Stock and all such undelivered dividends or other distributions (without interest) and any undelivered cash payments (without interest) shall be delivered and paid with respect to each share represented by such RBF Certificate. No holder of shares of RBF Common Stock shall be entitled to voting rights or to receive any dividends or distributions declared or made with respect to the NCC Common Stock with a record date before the Effective Time.

4.3 Identity of Recipient of NCC Common Stock. In the event that the delivery of the consideration provided for in this Agreement is to be made to a Person other than the Person in whose name any certificate representing shares of RBF Common Stock surrendered is registered, such certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer), with the signature(s) appropriately guaranteed, and otherwise in proper form for transfer, and the Person requesting such delivery shall pay any transfer or other taxes required by reason of the delivery to a Person other than the registered holder of such certificate surrendered or establish to the satisfaction of NCC that such tax has been paid or is not applicable.

4.4 Lost or Stolen Certificates. If any holder of RBF Common Stock convertible into the right to receive shares of NCC Common Stock or cash is unable to deliver the RBF Certificate that represents RBF Common Stock, NCC shall instruct its registrar and transfer agent, in the absence of actual notice that any such shares have been acquired by a bona fide purchaser, to make appropriate book entries with respect to such holder for the shares of NCC Common Stock to which the holder is entitled for such shares upon presentation of the following: (a) evidence to the reasonable satisfaction of NCC that any such RBF Certificate has been lost, wrongfully taken or destroyed; (b) such security or indemnity as may be reasonably requested by NCC to indemnify and hold NCC and the Exchange Agent harmless; and (c) evidence satisfactory to NCC that such Person is the owner of the shares theretofore represented by each RBF Certificate claimed by the holder to be lost, wrongfully taken or destroyed and that the holder is the Person who would be entitled to present such RBF Certificate for exchange pursuant to this Agreement.

4.5 Laws of Escheat. If any of the consideration due or other payments to be paid or delivered to the holders of RBF Common Stock is not paid or delivered within the time period specified by any applicable Laws concerning abandoned property, escheat or similar Laws, and if such failure to pay or deliver such consideration occurs or arises out of the fact that such property is not claimed by the proper owner thereof, NCC or the Exchange Agent shall be entitled (but not required) to dispose of any such consideration or other payments in accordance with applicable Laws concerning abandoned property, escheat or similar Laws. Any other provision of this Agreement notwithstanding, none of NCC, NBC, the Exchange Agent or any other Person acting on their behalf shall be liable to a holder of RBF Common Stock for any amount paid or property delivered in good faith to a public official pursuant to and in accordance with any applicable abandoned property, escheat or similar Law.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF RBF

RBF hereby represents and warrants to NCC as follows:

5.1 Organization, Standing and Power. RBF is a banking corporation duly organized, validly existing and in good standing under the Laws of the State of Florida, and has the corporate power and authority to carry on its business as now conducted and to own, lease and operate its Assets and to incur its Liabilities. RBF is duly qualified or licensed to transact business as a foreign corporation in good standing in the states of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on RBF. RBF has delivered to NCC complete and correct copies of its Articles of Incorporation and Bylaws and the Articles of Incorporation, bylaws or similar governing instruments of each of its Subsidiaries, in each case as amended through the date hereof.

5.2 Authority; No Breach By Agreement.

(a) RBF has the corporate power and authority necessary to execute and deliver this Agreement and to perform its obligations hereunder, and to consummate the transactions provided for herein. The execution, delivery and performance of this Agreement and the consummation of the transactions provided for herein, including the Merger, have been duly and validly authorized by all necessary corporate action on the part of RBF, subject to the approval of this Agreement and the Merger by the holders of two-thirds of the outstanding shares of RBF Common Stock in accordance with 12 U.S.C. § 215a. Subject to such requisite stockholder approval and required regulatory consents, this Agreement constitutes a legal, valid and binding obligation of RBF, enforceable against RBF in accordance with its terms.

(b) Except as set forth on Schedule 5.2(b), neither the execution and delivery of this Agreement by RBF nor the consummation by RBF of the transactions provided for in this Agreement, nor compliance by RBF with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of RBF’s Articles of Incorporation or Bylaws or the Articles or Certificates of Incorporation or Bylaws or similar governing documents of any RBF Company or (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any RBF Company under, any Contract or Permit of any RBF Company, where such Default or failure to obtain such Consent is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on such RBF Company, or, (iii) subject to receipt of the requisite Consents and approvals of Regulatory Authorities referred to in this Agreement, violate or conflict with any Law or Order applicable to any RBF Company or any of their respective Assets.

(c) Except as set forth on Schedule 5.2(c), other than (i) in connection or compliance with the provisions of the Securities Laws and applicable state corporate and securities Laws, (ii) Consents required from Regulatory

Authorities, (iii) the approval by the stockholders of RBF of this Agreement and the Merger, (iv) notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, and (v) Consents, filings or notifications that, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the RBF Company at issue, no notice to, filing with or Consent of, any Person or public body or authority is necessary for the consummation by RBF of the Merger and the other transactions provided for in this Agreement. No consents or approvals of or filings or registrations with any Regulatory Authorities are necessary in connection with the execution and delivery by RBF of this Agreement.

5.3 Capital Stock.

(a) The authorized capital stock of RBF consists solely of 5,000,000 shares of RBF Common Stock, of which 2,301,773 shares of RBF Common Stock are issued and outstanding (none of which is held in the treasury of RBF). All of the issued and outstanding shares of capital stock of RBF are duly and validly issued and outstanding and are fully paid and nonassessable. None of the shares of capital stock, options, or other securities of RBF has been issued in violation of the Securities Laws or any preemptive rights of the current or past stockholders of RBF or is subject to a right of rescission in favor of the holder thereof. To the Knowledge of each RBF Company, none of the shares of capital stock, options, or other securities of RBF was issued in violation of the Securities Laws or any preemptive rights of the current or past stockholders of RBF or is subject to a right of rescission in favor of the holder thereof. Pursuant to the terms of the RBF Stock Option Plan, there are outstanding options with the right to purchase a total of 286,343 shares of RBF Common Stock, as more fully set forth in Schedule 5.3(a) attached hereto.

(b) Except as set forth in Section 5.3(a) of this Agreement, there are no shares of capital stock or other equity securities of RBF outstanding and no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of RBF or contracts, commitments, understandings or arrangements by which RBF is or may be bound to issue additional shares of its capital stock or options, warrants or rights to purchase or acquire any additional shares of its capital stock. RBF has no Liability for dividends declared or accrued, but unpaid, with respect to any shares of its capital stock.

5.4 RBF Subsidiaries.

(a) Each of the RBF Subsidiaries is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization. Each of the RBF Subsidiaries has the power and authority necessary for it to own, lease and operate its Assets, to incur its Liabilities and to carry on its business as now conducted. Each RBF Subsidiary is duly qualified or licensed to transact business as a foreign entity in good standing in the states of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on RBF.

(b) The authorized, issued and outstanding capital stock of each RBF Subsidiary is set forth on Schedule 5.4(b). RBF owns all of the issued and outstanding shares of capital stock of each RBF Subsidiary. None of the shares of capital stock or other securities of any RBF Subsidiary has been issued in violation of the Securities Laws or any preemptive rights. To the Knowledge of each RBF Company, none of the shares of capital stock or other securities of any RBF Subsidiary was issued in violation of the Securities Laws or any preemptive rights. No equity securities of any RBF Subsidiary are or may become required to be issued by reason of any options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of any such Subsidiary, and there are no Contracts by which any RBF Subsidiary is bound to issue additional shares of its capital stock or options, warrants or rights to purchase or acquire any additional shares of its capital stock or by which any RBF Company is or may be bound to transfer any shares of the capital stock of any RBF Subsidiary. There are no Contracts relating to the rights of any RBF Company to vote or to dispose of any shares of the capital stock of any RBF Subsidiary. All of the shares of capital stock of each RBF Subsidiary are fully paid and nonassessable under the applicable Law of the jurisdiction in which such RBF Subsidiary is organized and are owned by RBF free and clear of any Lien. No RBF Subsidiary has any Liability for dividends declared or accrued, but unpaid, with respect to any of its capital stock. For purposes of this Section 5.4(b), references to “capital stock” shall be deemed to include membership interests with respect to any RBF Company that is a limited liability company.

(c) The minute books of RBF and each RBF Subsidiary contain complete and accurate records in all material respects of all meetings and other corporate actions held or taken by their respective stockholders and Boards of Directors (including all committees thereof), since such entity’s formation.

(d) No RBF Company and no employee or agent thereof is registered or required to be registered as an investment adviser or broker/dealer under the Securities Laws. All activities with respect to the solicitation, offer, marketing and/or sale of securities under “networking” or similar arrangements: (i) are and have at all times been conducted in accordance with all applicable Laws, including without limitation the Securities Laws and all state and federal banking Laws and regulations, and (ii) satisfy the definition of a “third party brokerage arrangement” under Section 201 of the Gramm-Leach-Bliley Act of 1999 and regulations promulgated thereunder. There has been no misrepresentation or omission of a material fact by any RBF Company and/or any of their respective agents in connection with the solicitation, marketing or sale of any securities, and each customer has been provided with any and all disclosure materials as required by applicable Law.

(e) None of the RBF Companies is engaged in any activities that are not permissible for a national banking association.

5.5 Financial Statements. The RBF Financial Statements for periods ended prior to the date hereof are listed on Schedule 5.5 and have been previously furnished to NCC. The RBF Call Reports for periods ended prior to the date hereof have been filed with the FDIC and are available electronically at https://cdr.ffiec.gov. RBF will promptly deliver to NCC copies of all RBF Financial Statements and RBF Call Reports prepared subsequent to the date hereof. The RBF Financial Statements (as of the dates thereof and for the periods covered thereby) (a) are or, if dated after the date of this Agreement, will be in accordance with the books and records of the RBF Companies, which are or will be, as the case may be, complete and correct and which have been or will have been, as the case may be, maintained in accordance with good business practices and in accordance with applicable legal and accounting principles and reflect only actual transactions, and (b) present or will present, as the case may be, fairly in all material respects the financial position of the RBF Companies as of the dates indicated and the results of operations, changes in stockholders’ equity and cash flows of the RBF Companies for the periods indicated, in accordance with GAAP (subject to exceptions as to consistency specified therein or as may be indicated in the notes thereto or, in the case of interim financial statements, to normal recurring year-end audit adjustments that are not material). The RBF Call Reports have been prepared in material compliance with (i) the rules and regulations of the respective federal or state banking regulator with which they were filed, and (ii) RAP, which principles have been consistently applied during the periods involved, except as otherwise noted therein. Each RBF Call Report fairly presents, in all material respects, the financial position of RBF and the results of its operations at the date and for the period indicated in such RBF Call Report in conformity with the Instructions for the Preparation of Call Reports as promulgated by applicable regulatory authorities. None of the RBF Call Reports contains any material items of special or nonrecurring income or any other income not earned in the ordinary course of business, except as expressly specified therein.

5.6 Absence of Undisclosed Liabilities. No RBF Company has any material Liabilities, except Liabilities (i) accrued or reserved against in the balance sheet of RBF as of March 31, 2015, that is included in the RBF Financial Statements or reflected in the notes thereto, (ii) incurred or paid in the ordinary course of business consistent with past business practice, (iii) incurred or paid pursuant to and in accordance with the terms and conditions of this Agreement, or (iv) disclosed on Schedule 5.6. No RBF Company has incurred or paid any material Liability since December 31, 2014, except for such Liabilities incurred or paid in the ordinary course of business consistent with past business practice. No RBF Company is a party to any material agreement, commitment, transaction, arrangement or other relationship with any unconsolidated or other off balance sheet entity.

5.7 Absence of Certain Changes or Events. Except as set forth on Schedule 5.7, since December 31, 2014: (i) there have been no events, changes or occurrences that have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on RBF or its Subsidiaries, including without limitation any change in the administrative or supervisory standing or rating of RBF with any Regulatory Authority, (ii) the RBF Companies have not taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement, would represent or result in a material breach or violation of any of the covenants or agreements of RBF provided in Article 7 of this Agreement, and (iii) to the Knowledge of each RBF Company, no fact or condition exists that RBF believes will cause a Material Adverse Effect on RBF or its Subsidiaries in the future.

5.8 Tax Matters.

(a) All Tax returns required to be filed by or on behalf of any of the RBF Companies have been timely filed or requests for extensions have been timely filed, granted and have not expired; all returns filed are complete and accurate in all material respects; and all Taxes shown as due on filed returns, and all other material Taxes owed by any of the RBF Companies, have been paid. There is no audit examination, deficiency, refund Litigation or matter in controversy pending, or to the Knowledge of each RBF Company, threatened, with respect to any Taxes that might result in a determination that would have, individually or in the aggregate, a Material Adverse Effect on RBF, except as reserved against in the RBF Financial Statements delivered prior to the date of this Agreement. All Taxes and other Liabilities due with respect to completed and settled examinations or concluded Litigation have been fully paid.

(b) None of the RBF Companies has executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due (excluding such statutes that relate to years currently under examination by the Internal Revenue Service or other applicable taxing authorities) that is currently in effect.

(c) Adequate provision for any Taxes due or to become due for any of the RBF Companies for the period or periods through and including the date of the respective RBF Financial Statements has been made and is reflected on such RBF Financial Statements.

(d) Any and all deferred Taxes of the RBF Companies have been provided for in accordance with GAAP.

(e) None of the RBF Companies is responsible for the Taxes of any other Person other than the RBF Companies under Treasury Regulation 1.1502-6 or any similar provision of federal or state Law.

(f) Except as set forth on Schedule 5.8(f), none of the RBF Companies has made any payment, is obligated to make any payment or is a party to any Contract that could obligate it to make any payment that would be disallowed as a deduction under Section 280G or 162(m) of the IRC.

(g) There has not been an ownership change, as defined in Section 382(g) of the IRC, that occurred during or after any taxable period in which RBF or any RBF Subsidiaries incurred an operating loss that carries over to any taxable period ending after the fiscal year of RBF immediately preceding the date of this Agreement.

(h) (i) Proper and accurate amounts have been withheld by the RBF Companies from their employees and others for all prior periods in compliance in all material respects with the tax withholding provisions of all applicable federal, state and local Laws, and proper due diligence steps have been taken in connection with back-up withholding, (ii) federal, state and local returns have been filed by the RBF Companies for all periods for which returns were due with respect to withholding, Social Security and unemployment Taxes or charges due to any federal, state or local taxing authority, and (iii) the amounts shown on such returns to be due and payable have been paid in full or adequate provision therefor has been included by RBF in the RBF Financial Statements.

(i) RBF has delivered or made available to NCC correct and complete copies of all Tax returns filed by RBF and each RBF Subsidiary for each fiscal year ended on and after December 31, 2011.

(j) None of the RBF Companies has (i) participated in any reportable transaction within the meaning of Treasury Regulations Section 1.6011-4(b) (or any similar provision of state, local or foreign tax law) or (ii) taken any reporting position on a Tax return, which reporting position (1) if not sustained would be reasonably likely, absent disclosure, to give rise to a penalty for substantial understatement of federal income tax under Sections 6662 or 6676 of the Code (or any similar provision of state, local or foreign tax law) and (2) has not adequately been disclosed on such Tax return in accordance with Section 6662(d)(2)(B) of the Code (or similar provision of state, local or foreign tax Law).

(k) None of the RBF Companies has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of shares qualifying for tax-free treatment under Section 355 of the Code (i) in the two years prior to the date hereof or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(c) of the Code) in conjunction with the Merger.

5.9 Loan Portfolio.

(a) (i) Except as set forth on Schedule 5.9(a)(i), none of the RBF Companies is a creditor as to any written or oral loan agreement, note or borrowing arrangement, including without limitation leases, credit enhancements, commitments and interest-bearing assets (excluding investment securities) (“Loans”), other than Loans the unpaid principal balance of which does not exceed $25,000 per Loan or $50,000 in the aggregate, under the terms of which the obligor is, as of the date of this Agreement, over 90 days delinquent in payment of principal or interest or in default of any other material provisions.

(ii) Except as set forth on Schedule 5.9(a)(ii), none of the RBF Companies is a creditor as to any Loan, including without limitation any loan guaranty, to any director, executive officer or 5% stockholder thereof, or to the Knowledge of each RBF Company, any Person controlling, controlled by or under common control with any of the foregoing.

(iii) All of the Loans held by any of the RBF Companies are in all respects the binding obligations of the respective obligors named therein in accordance with their respective terms, are not subject to any defenses, setoffs or counterclaims, except as may be provided by bankruptcy, insolvency or similar Laws or by general principles of equity. All Loans made by any of the RBF Companies were solicited, originated and exist in material compliance with all applicable Laws and RBF loan policies, except for deviations from such policies that (a) have been approved by current management of RBF, in the case of Loans with an outstanding principal balance that exceeds $25,000, or (b) in the judgment of RBF, will not adversely affect the ultimate collectability of such Loan.

(iv) Except as set forth on Schedule 5.9(a)(iv), none of the RBF Companies holds any Classified Loans in the original principal amount in excess of $25,000 per Loan or $50,000 in the aggregate.

(v) The allowance for possible loan or credit losses (the “RBF Allowance”) shown on the balance sheets of RBF included in the most recent RBF Financial Statements dated prior to the date of this Agreement was, and the RBF Allowance shown on the balance sheets of RBF included in the RBF Financial Statements as of dates subsequent to the execution of this Agreement will be, as of the dates thereof, adequate (within the meaning of GAAP and applicable regulatory requirements or guidelines) to provide for losses relating to or inherent in the loan and lease portfolios (including accrued interest receivables) of the RBF Companies and other extensions of credit (including letters of credit and commitments to make loans or extend credit) by the RBF Companies as of the dates thereof. RBF has calculated the RBF Allowance in accordance with RAP as applied to banking institutions and in accordance with all applicable rules and regulations. The reserve for losses with respect to other real estate owned (the “RBF OREO Reserve”) shown on the most recent RBF Financial Statements and RBF Call Reports were, and the RBF OREO Reserve to be shown on the RBF Financial Statements and RBF Call Reports as of any date subsequent to the execution of this Agreement will be, as of such dates, adequate (within the meaning of GAAP and applicable regulatory requirements or guidelines) to provide for losses relating to the other real estate owned portfolio of RBF as of the dates thereof. The reserve for losses in respect of Litigation (the “RBF Litigation Reserve”) shown on the most recent RBF Financial Statements and RBF Call Reports and the RBF Litigation Reserve to be shown on the RBF Financial Statements and RBF Call Reports as of any date subsequent to the execution of this Agreement will be, as of such dates, adequate (within the meaning of GAAP and applicable regulatory requirements or guidelines) to provide for losses relating to or arising out of all pending or threatened Litigation applicable to RBF and the RBF Subsidiaries as of the dates thereof. Each such reserve described above has been established in accordance with applicable accounting principles and regulatory requirements and guidelines.

(b) The documentation relating to each Loan made by any RBF Company and to all security interests, mortgages and other liens with respect to all collateral for Loans is adequate for the enforcement of the material terms of such Loan, security interest, mortgage or other lien, except for inadequacies in such documentation which will not, individually or in the aggregate, have a Material Adverse Effect on RBF. Except as set forth on Schedule 5.9(b), no agreement pursuant to which any Loans or other assets have been or shall be sold by any RBF Companies entitles the buyer of such Loans or other assets to cause the RBF Companies to repurchase such Loan or other asset or the buyer to pursue any other form of recourse against the RBF Companies, except in the event of a breach by the RBF Companies of representations or warranties therein. The RBF Companies have no Knowledge of a breach of a representation or warranty by the RBF Companies in any such agreement.

(c) All Loans made by any RBF Company have been made in compliance in all material respects with all applicable Laws at the time of such Loan or any renewal thereof, including Regulation Z, the Federal Consumer Credit Protection Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, and all Laws governing the operation of Florida-chartered banks. Each RBF Company has systems, policies and procedures in place such that any material violation of any of the foregoing would reasonably be expected to have been detected by such RBF Company. Each Loan on the books of any RBF Company was made in the ordinary course of its business.

(d) Without limiting the foregoing or anything else in this Agreement:

(i) Each RBF Company has complied with, and all documentation in connection with the origination, processing, underwriting and credit approval of any mortgage or other Loan originated, purchased or serviced by any RBF Company has satisfied in all material respects: (A) all applicable Laws with respect to the origination, insuring, purchase, sale, pooling, servicing, subservicing, or filing of claims in connection with mortgage and other Loans, including all Laws relating to real estate settlement procedures, consumer credit protection, truth in lending, usury limitations, fair housing, transfers of servicing, collection practices, equal credit opportunity and adjustable rate mortgages; (B) the responsibilities and obligations set forth in any agreement between any RBF Company and any Agency, Loan Investor or Insurer; (C) the applicable rules, regulations, guidelines, handbooks and other requirements of any Agency, Loan Investor or Insurer; and (D) the terms and provisions of any mortgage or other collateral documents and other Loan documents with respect to each such Loan. Each RBF Company has systems, policies and procedures in place such that any material violation of any of the foregoing would reasonably be expected to have been detected by such RBF Company; and

(ii) No Agency, Loan Investor or Insurer has (A) claimed in writing that any RBF Company has violated or has not complied with the applicable underwriting standards with respect to Loans sold by any RBF Company to a Loan Investor or Agency, or with respect to any sale of servicing rights to a Loan Investor,

(B) imposed in writing restrictions on the activities (including commitment authority) of any RBF Company or (C) indicated in writing to any RBF Company that it has terminated or intends to terminate its relationship with such RBF Company for poor performance, poor loan quality or concern with respect to such RBF Company’s compliance with Laws.

5.10 Assets; Real Property; Insurance. Except as set forth on Schedule 5.10, the RBF Companies have marketable title, free and clear of all Liens, to all of their respective Assets. All tangible real and personal properties and Assets used in the businesses of the RBF Companies are in good condition, reasonable wear and tear excepted, and are usable in the ordinary course of business consistent with RBF’s past practices. All Assets that are material to RBF’s business, held under leases or subleases by any of the RBF Companies, are held under valid Contracts enforceable in accordance with their respective terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceedings may be brought), and each such Contract is in full force and effect and there is not under any such Contract any Default or claim of Default by RBF or, to the Knowledge of each RBF Company, by any other party to the Contract. Schedule 5.10(a) identifies each parcel of real estate or interest therein owned by any of the RBF Companies or in which any RBF Company has any ownership interest. Schedule 5.10(b) identifies each parcel of real estate or interest therein leased or subleased by any of the RBF Companies or in which any RBF Company has any leasehold interest. If applicable, Schedule 5.10(b) also lists or otherwise describes each and every written or oral lease or sublease under which any RBF Company is the lessee of any real property. One of the RBF Companies has good and marketable fee simple title to the real property described in Schedule 5.10(a) and has an enforceable leasehold interest in the real property described in Schedule 5.10(b), free and clear of all Liens. None of the RBF Companies has violated, or is currently in violation of, any Law, regulation or ordinance relating to the ownership or use of the real estate and real estate interests described or required to be described in Schedules 5.10(a) and 5.10(b), including without limitation any Law relating to zoning, building, occupancy, environmental or comparable matters, which individually or in the aggregate would have a Material Adverse Effect on RBF. As to each parcel of real property owned or used by any RBF Company, no RBF Company has received notice of any pending or, to the Knowledge of each of the RBF Companies, threatened condemnation proceedings, Litigation proceedings or mechanic’s or materialmen’s liens. The Assets of the RBF Companies include all assets required to operate the business of the RBF Companies as now conducted. The policies of fire, theft, liability, D&O and other insurance maintained with respect to the Assets or businesses of the RBF Companies provide adequate coverage under current industry practices against loss or Liability, and the fidelity and blanket bonds in effect as to which any of the RBF Companies is a named insured are reasonably sufficient. Schedule 5.10(c) contains a list of all such policies and bonds maintained by any of the RBF Companies, and RBF has provided true and correct copies of each such policy to NCC. Except as set forth on Schedule 5.10(c), no claims have been made under such policies or bonds, and no RBF Company has Knowledge of any fact or condition presently existing that might form the basis of any such claim.

5.11 Environmental Matters.

(a) Each RBF Company, its Participation Facilities and its Loan Properties are, and have been, in compliance with all Environmental Laws, except for violations that are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on RBF.

(b) There is no Litigation pending or, to the Knowledge of any RBF Company, threatened before any court, governmental agency or authority or other forum in which any RBF Company or any of its Participation Facilities has been or, with respect to threatened Litigation, may be named as a defendant (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release into the environment of any Hazardous Material or oil, whether or not occurring at, on, under or involving a site owned, leased or operated by any RBF Company or any of its Participation Facilities, except for such Litigation pending or threatened that is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on RBF.

(c) There is no Litigation pending or, to the Knowledge of any RBF Company, threatened before any court, governmental agency or board or other forum in which any of its Loan Properties (or RBF with respect to such Loan Property) has been or, with respect to threatened Litigation, may be named as a defendant or potentially responsible party (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release into the environment of any Hazardous Material or oil, whether or not occurring at, on, under or involving a Loan Property, except for such Litigation pending or threatened that is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on RBF.

(d) To the Knowledge of each RBF Company, there is no reasonable basis for any Litigation of a type described in Sections 5.11(b) or 5.11(c), except such as is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on RBF.

(e) During the period of (i) any RBF Company’s ownership or operation of any of its respective current properties, (ii) any RBF Company’s participation in the management of any Participation Facility or (iii) any RBF Company’s holding of a security interest in a Loan Property, there have been no releases of Hazardous Material or oil in, on, under or affecting such properties, except such as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on RBF. Prior to the period of (i) any RBF Company’s ownership or operation of any of its respective current properties, (ii) any RBF Company’s participation in the management of any Participation Facility, or (iii) any RBF Company’s holding of a security interest in a Loan Property, to the Knowledge of each RBF Company, there were no releases of Hazardous Material or oil in, on, under or affecting any such property, Participation Facility or Loan Property, except such as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on RBF.

5.12 Compliance with Laws. Each RBF Company has in effect all Permits necessary for it to own, lease or operate its Assets and to carry on its business as now conducted, except for those Permits the absence of which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on RBF, and there has occurred no Default under any such Permit. Except as set forth on Schedule 5.12, each of the RBF Companies:

(a) is and has been in compliance in all material respects with all Laws, Orders and Permits applicable to its business or employees, agents or representatives conducting its business; and

(b) has received no notification or communication from any agency or department of federal, state or local government or any Regulatory Authority or the staff thereof (i) asserting that any RBF Company is not, or suggesting that any RBF Company may not be, in compliance with any of the Laws or Orders that such governmental authority or Regulatory Authority enforces, (ii) threatening to revoke any Permits, (iii) requiring any RBF Company, or suggesting that any RBF Company may be required, to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment or memorandum of understanding, or to adopt any board resolution or similar undertaking, or (iv) directing, restricting or limiting, or purporting to direct, restrict or limit in any manner the operations of any RBF Company, including without limitation any restrictions on the payment of dividends, or that in any manner relates to such entity’s capital adequacy, credit or reserve policies or management or business.

Without limiting the foregoing, each RBF Company is and has been in compliance in all material respects with the United States Foreign Corrupt Practices Act and the International Money Laundering Abatement and Anti-Terrorist Financing Act, otherwise known as Title III of the U.S.A. Patriot Act, the Currency and Foreign Transactions Reporting Act of 1970, as amended, otherwise known as the Bank Secrecy Act, and all regulations issued thereunder, and each RBF Company has properly certified all foreign deposit accounts and has made all necessary tax withholdings on all of its deposit accounts. Each RBF Company has timely and properly filed and maintained all requisite Currency Transaction Reports and other related forms, including any requisite custom reports required by any agency of the United States Treasury Department, including the Internal Revenue Service. No RBF Company or, to the Knowledge of any RBF Company, any director, officer, agent, employee,

Affiliate or Person acting on behalf of any RBF Company is currently subject to any sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”). No RBF Company or any of its Affiliates does business with the government of, or any Person located in, any country, or with any other Person, targeted by any of the economic sanctions of OFAC or any other Regulatory Authority. No RBF Company is controlled (within the meaning of Laws administered by OFAC) by any such government or Person. Each RBF Company has timely filed all Suspicious Activity Reports with the Financial Crimes Enforcement Network (U.S. Department of the Treasury) required to be filed by it under applicable Law. Each RBF Company has systems, policies and procedures in place such that any material violation of any of the foregoing would reasonably be expected to have been detected by such RBF Company.

5.13 Labor Relations; Employees.

(a) No RBF Company is the subject of any Litigation asserting that it or any other RBF Company has committed an unfair labor practice (within the meaning of the National Labor Relations Act or comparable state Law) or seeking to compel it or any other RBF Company to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving any RBF Company pending or threatened, nor to its Knowledge, is there any activity involving any RBF Company’s employees seeking to certify a collective bargaining unit or engaging in any other organization activity. Each RBF Company is and has been in compliance with all Employment Laws, except for violations that are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on RBF.

(b) Schedule 5.13(b) contains a true and complete list showing the names and current annual salaries of all current executive officers of each of the RBF Companies and lists for each such person the amounts paid, payable or expected to be paid as salary, bonus payments and other compensation for 2013, 2014 and 2015. Schedule 5.13(b) also sets forth the name and offices held by each officer and director of each of the RBF Companies.

5.14 Employee Benefit Plans.

(a) Schedule 5.14(a) lists, and RBF has delivered or made available to NCC prior to the execution of this Agreement, correct and complete copies of all pension, retirement, profit-sharing, salary continuation and split dollar agreements, deferred compensation, director deferred fee agreements, director retirement agreements, stock option, employee stock ownership, severance pay, vacation, bonus or other incentive plans, all other written or unwritten employee programs, arrangements or agreements, all medical, vision, dental or other health plans, all life insurance plans, and all other employee benefit plans or fringe benefit plans, including, without limitation, “employee benefit plans,” as defined in Section 3(3) of ERISA, adopted, maintained by, sponsored in whole or in part by, or contributed to by any RBF Company, any Affiliate of a RBF Company, or any “ERISA affiliate” thereof within the last five (5) years for the benefit of employees, retirees, dependents, spouses, directors, independent contractors or other beneficiaries (collectively, the “RBF Benefit Plans”). RBF also has delivered or made available to NCC prior to the execution of this Agreement correct and complete copies of (where applicable): (i) all summary plan descriptions, summaries of material modifications, and amendments related to such RBF Benefit Plans; (ii) the most recent determination or opinion letters, as applicable, received from the Internal Revenue Service; (iii) the three most recent Form 5500 Annual Reports; (iv) the three most recent audited financial statements and actuarial valuations; (v) all material related agreements, insurance contracts and other documents that implement or impact each such RBF Benefit Plan; and (vi) any notices to or from the Internal Revenue Service, any office or representative of the Department of Labor or any other governmental entity relating to any compliance issues in respect of any RBF Benefit Plan. Any RBF Benefit Plan that is an “employee pension benefit plan,” as defined in Section 3(2) of ERISA, is referred to herein as an “RBF ERISA Plan.” No RBF Benefit Plan is or has been a “defined benefit plan” (as defined in Section 414(j) of the IRC) or a “multi-employer plan” (as defined in Section 3(37) of ERISA).

(b) All RBF Benefit Plans and the administration thereof are in, and have been in, compliance with the applicable terms of ERISA, the IRC and any other applicable Laws, the breach or violation of which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on RBF. Each RBF ERISA Plan that is intended to be qualified under Section 401(a) of the IRC and each corresponding trust exempt under Section 501(a) of the IRC has received a favorable determination letter or may rely upon an opinion letter issued to the sponsor of a prototype or volume submitter arrangement, as applicable, from the Internal Revenue Service, and RBF is not aware of any circumstances that could result in revocation of any such favorable determination letter/opinion letter. No transaction has been entered into with respect to any RBF Benefit Plan that, assuming the taxable period of such transaction expired as of the date hereof, would subject any RBF Company to a tax or penalty imposed by either Section 4975 of the IRC or Section 502(i) of ERISA in amounts that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on RBF. There are no actions, suits, arbitrations or claims, including any investigations or audits by the Internal Revenue Service or any other governmental authority pending (other than routine claims for benefits) or threatened against any RBF Benefit Plan, any RBF Company or ERISA affiliate with regard to any RBF Benefit Plan, any trust that is a part of any RBF Benefit Plan, any trustee, fiduciary, custodian, administrator or other person or entity holding or controlling assets of any RBF Benefit Plan, and no basis for anticipating any such action, suit, arbitration, claim, investigation or audit exists.

(c) Except as set forth on Schedule 5.14(c), neither the execution and delivery of this Agreement nor the consummation of the transactions provided for herein will (i) result in any payment (including, without limitation, severance, unemployment compensation, golden parachute or otherwise) becoming due to any director, officer or employee of any RBF Company from any RBF Company under any RBF Benefit Plan, employment contract or otherwise, (ii) increase any benefits otherwise payable under any RBF Benefit Plan, or (iii) result in any acceleration of the time of payment or vesting of any such benefit.

(d) With respect to all RBF Benefit Plans (whether or not subject to ERISA and whether or not qualified under Section 401(a) of the IRC), all contributions due (including any contributions to any trust account or payments due under any insurance policy) previously declared or otherwise required by Law or contract to have been made and any employer contributions (including any contributions to any trust account or payments due under any insurance policy) accrued but unpaid as of the date hereof will be paid by the time required by Law or contract. All contributions required to be made under any RBF Benefit Plan have been made by the applicable due date and such contributions meet the requirements for deductibility under the IRC, and all contributions that are required and that have not been made have been properly recorded on the books of RBF.

(e) Each contract, arrangement, plan, or RBF Benefit Plan that is a “nonqualified deferred compensation plan” (as defined for purposes of Section 409A(d)(1) of the IRC) has been maintained and is, in form and operation, in compliance with Section 409A of the IRC and the applicable guidance issued thereunder. No amounts under any such contract, arrangement, plan, or such RBF Benefit Plan are or have been subject to the interest or additional tax set forth under Section 409A(a)(1)(B) of the IRC. Except as set forth on Schedule 5.14(e), no RBF Company or any of its Affiliates has any obligation to gross-up or indemnify any Person with respect to any Taxes imposed under Section 409A of the IRC.

(f) (i) Each RBF Benefit Plan that is a “group health plan” (within the meaning of Section 5000(b)(1) of the IRC) has been operated in compliance in all material respects with all Laws applicable to such plan, its terms, and with the group health plan continuation coverage requirements of Section 4980B of the IRC and Sections 601 through 608 of ERISA (“COBRA Coverage”), Section 4980D of the IRC and Sections 701 through 707 of ERISA, Title XXII of the Public Health Service Act and the provisions of the Social Security Act, to the extent such requirements are applicable. No RBF Benefit Plan or written or oral agreement exists that obligates the RBF Companies or any ERISA Affiliate to provide health care coverage, medical, surgical, hospitalization, death or similar benefits (whether or not insured) to any employee, former employee or member of the RBF Board or any ERISA affiliate following such employee’s, former employee’s or director’s termination of employment, including, but not limited to, retiree medical, health or life benefits, other than as required under COBRA Coverage or other similar applicable Law.

(ii) No RBF Benefit Plan, excluding any short-term disability, non-qualified deferred compensation or health flexible spending account plan or program, is self-funded, self-insured or funded through the general assets of an RBF Company or an ERISA affiliate. No RBF Benefit Plan that is an employee welfare benefit plan under Section 3(1) of ERISA is funded by a trust or is subject to Section 419 or 419A of the IRC.

5.15 Material Contracts. Except as set forth on Schedule 5.15, none of the RBF Companies, nor any of their respective Assets, businesses or operations, is a party to, or is bound or affected by, or receives benefits under any of the following (whether written or oral, express or implied): (i) any employment, severance, termination, consulting or retirement Contract with any Person; (ii) any Contract relating to the borrowing of money by any RBF Company or the guarantee by any RBF Company of any such obligation (other than Contracts evidencing deposit Liabilities, purchases of federal funds, fully secured repurchase agreements, trade payables and Contracts relating to borrowings or guarantees made and letters of credit); (iii) any Contract relating to indemnification or defense of any director, officer or employee of any of the RBF Companies or any other Person; (iv) any Contract with any labor union; (v) any Contract relating to the disposition or acquisition of any interest in any business enterprise; (vi) any Contract relating to the extension of credit to, provision of services for, sale, lease or license of Assets to, engagement of services from, or purchase, lease or license of Assets from, any 5% stockholder, director or officer of any of the RBF Companies, any member of the immediate family of the foregoing or, to the Knowledge of any RBF Company, any related interest (as defined in Regulation O promulgated by the FRB) (“Related Interest”) of any of the foregoing; (vii) any Contract (A) which limits the freedom of any of the RBF Companies to compete in any line of business or with any Person or (B) which limits the freedom of any other Person to compete in any line of business with any RBF Company; (viii) any Contract providing a power of attorney or similar authorization given by any of the RBF Companies, except as issued in the ordinary course of business with respect to routine matters; or (ix) any Contract (other than deposit agreements and certificates of deposits issued to customers entered into in the ordinary course of business and letters of credit) that involves the payment by any of the RBF Companies of amounts aggregating $50,000 or more in any twelve-month period (together with all Contracts referred to in Sections 5.10 and 5.14(a) of this Agreement, the “RBF Contracts”). RBF has delivered or made available to NCC correct and complete copies of all RBF Contracts. Each of the RBF Contracts is in full force and effect, and none of the RBF Companies is in Default under any RBF Contract. All of the indebtedness of any RBF Company for money borrowed is prepayable at any time by such RBF Company without penalty or premium.

5.16 Legal Proceedings. Except as set forth on Schedule 5.16, there is no Litigation instituted or pending, or, to the Knowledge of any RBF Company, threatened (or unasserted but considered probable of assertion) against any RBF Company, or against any Asset, interest, or right of any of them, other than any immaterial, ordinary routine Litigation incidental to the business of RBF and its Subsidiaries, nor are there any Orders of any Regulatory Authorities, other governmental authorities or arbitrators outstanding, pending or, to the Knowledge of any RBF Company, threatened against any RBF Company. RBF has no Knowledge of any fact or condition presently existing that might give rise to any Order, Litigation, investigation or proceeding which, if determined adversely to RBF, would have a Material Adverse Effect on RBF or would materially restrict the right of RBF to carry on its businesses as presently conducted.

5.17 Reports. Each RBF Company has timely filed all reports, registration statements, statements and other documents, together with any amendments required to be made with respect thereto, that it was required to file with (i) the SEC, (ii) other Regulatory Authorities, and (iii) any applicable state securities or banking authorities and all other material reports and statements required to be filed by it, and has paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by Regulatory Authorities in the ordinary course of the business of the RBF Companies, to the Knowledge of any RBF Company, no Regulatory Authority has initiated any proceeding or, to the Knowledge of any RBF Company, investigation into the business or operations of any RBF Company. There is no unresolved violation, criticism or exception by any Regulatory Authority with respect to any report or statement or lien or any examinations of any RBF Company. As of their respective dates, each of such reports, registrations, statements and documents, including the financial statements, exhibits, and schedules thereto, complied in all material respects with all applicable Laws, including without limitation all Securities Laws. As of its respective date, each of such reports, registrations, statements and documents did not, in any material respect, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. The financial information and reports contained in each of such reports, registrations, statements and documents (including the related notes, where applicable), (a) have been prepared in all material respects in accordance with GAAP or RAP, as applicable, which principles have been consistently applied during the periods involved, except as otherwise noted therein, (b) fairly present the financial position of the RBF Companies as of the respective dates thereof, and (c) fairly present the results of operations of the RBF Companies for the respective periods therein set forth.

5.18 Statements True and Correct. Neither this Agreement nor any statement, certificate, instrument or other writing furnished or to be furnished by any RBF Company or any Affiliate thereof to NCC pursuant to this Agreement, including the Exhibits and Schedules hereto, or any other document, agreement or instrument referred to herein, contains or will contain any untrue statement of material fact or omits or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information supplied or to be supplied by any RBF Company or any Affiliate thereof for inclusion in the documents to be prepared by NCC in connection with the transactions provided for in this Agreement, including without limitation: (i) documents to be filed with the SEC, including without limitation (A) the Registration Statement on Form S-4 of NCC registering the shares of NCC Common Stock to be offered to the holders of RBF Common Stock, and all amendments thereto (as amended, the “S-4 Registration Statement”), and (B) the Proxy Statement and Prospectus in the form contained in the S-4 Registration Statement, and all amendments and supplements thereto, to be delivered to stockholders of RBF in accordance with the provisions of this Agreement (as amended and supplemented from time to time, the “Proxy Statement/Prospectus”); (ii) filings pursuant to any state securities Laws; and (iii) filings made in connection with the obtaining of Consents from Regulatory Authorities, in the case of the S-4 Registration Statement, at the time the S-4 Registration Statement is declared effective pursuant to the 1933 Act, in the case of the Proxy Statement/Prospectus, at the time of the mailing thereof and at the time of the meeting of stockholders to which the Proxy Statement/Prospectus relates, and in the case of any other documents, the time such documents are filed with a Regulatory Authority and/or at the time they are distributed to stockholders of RBF, contains or will contain any untrue statement of a material fact or fails to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. All documents that any RBF Company is responsible for filing with any Regulatory Authority in connection with the transactions provided for herein will comply as to form in all material respects with the provisions of applicable Law.

5.19 Accounting, Tax and Regulatory Matters. No RBF Company or any Affiliate thereof has taken any action or has any Knowledge of any fact or circumstance that is reasonably likely to (i) prevent the transactions provided for herein, including the Merger, from qualifying as a reorganization within the meaning of Section 368(a) of the IRC, or (ii) materially impede or delay receipt of any Consents of Regulatory Authorities referred to in Section 9.1(b) of this Agreement or result in the imposition of a condition or restriction of the type referred to in the last sentence of such Section 9.1(b).

5.20 Offices. The headquarters of each RBF Company and each other office, branch or facility maintained and operated by each RBF Company (including without limitation representative and loan production offices and operations centers) and the locations thereof are listed on Schedule 5.20. None of the RBF Companies maintains any other office or branch or conducts business at any other location, or has applied for or received permission to open any additional office or branch or to operate at any other location.

5.21 Data Processing Systems. The electronic data processing systems and similar systems utilized in processing the work of each of the RBF Companies, including both hardware and software, (i) are supplied by a third-party provider; (ii) satisfactorily perform the data processing function for which they are presently being used; and (iii) are wholly within the possession and control of one of the RBF Companies or its third party provider such that physical access to all software, documentation, passwords, access codes, backups, disks and other data storage devices and similar items readily can be made accessible to and delivered into the possession of NCC’s third-party provider.

5.22 Intellectual Property. Each of the RBF Companies owns or possesses valid and binding licenses and other rights to use without additional payment all material patents, copyrights, trade secrets, trade names, service marks, trademarks, computer software and other intellectual property used in its business; and none of the RBF Companies has received any notice of conflict with respect thereto that asserts the rights of others. The RBF Companies have in all material respects performed all the obligations required to be performed by them and are not in default in any material respect under any contract, agreement, arrangement or commitment relating to any of the foregoing. Schedule 5.22 lists all of the trademarks, trade names, licenses and other intellectual property used to conduct the businesses of the RBF Companies. Each of the RBF Companies has taken reasonable precautions to safeguard its trade secrets from disclosure to third parties.

5.23 Fiduciary Responsibilities. Neither RBF nor any of its Subsidiaries is authorized to act, or has acted or currently acts, in any fiduciary capacity.

5.24 Financial Advisor. RBF has retained the RBF Financial Advisor to serve as its financial advisor and, as of the Effective Time, shall incur a Liability to the RBF Financial Advisor in the amount set forth on Schedule 5.24 (the “RBF Advisory Fee”) in connection with the Merger. Other than the RBF Financial Advisor and the RBF Advisory Fee, neither RBF nor any of its Subsidiaries nor any of their respective officers or directors has employed any broker or finder or incurred any Liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions provided for in this Agreement. Before the execution of this Agreement, RBF has received a written opinion from the RBF Financial Advisor to the effect that as of the date thereof and based upon and subject to the matters set forth therein, the Exchange Ratio and the Per Share Cash Consideration are fair to the stockholders of RBF from a financial point of view, and such opinion has not been withdrawn, amended, waived, modified or rescinded.

5.25 Regulatory Approvals. RBF knows of no reason why all requisite regulatory approvals regarding the Merger should not or cannot be obtained.

5.26 Opinion of Counsel. No RBF Company has Knowledge of any facts that would preclude issuance of the opinion of counsel referred to in Section 9.1(e).

5.27 Repurchase Agreements; Derivatives; Securitizations. With respect to all agreements currently outstanding pursuant to which any RBF Company has purchased securities subject to an agreement to resell, such RBF Company has a valid, perfected first lien or security interest in the securities or other collateral securing such agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby. With respect to all agreements currently outstanding pursuant to which any RBF Company has sold securities subject to an agreement to repurchase, no RBF Company has pledged collateral in excess of the amount of the debt secured thereby. No RBF Company has pledged collateral in excess of the amount required under any interest rate swap or other similar agreement currently outstanding. All interest rate swaps, caps, floors and option agreements and other interest rate risk management arrangements, whether entered into for the account of any RBF Company or for the account of a customer of any RBF Company, were entered into in the ordinary course of business and in accordance with prudent banking practice and applicable rules, regulations and policies of any regulatory authority and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of such RBF Company, enforceable according to their terms. Each RBF Company has duly performed in all material respects all of its obligations under such arrangements to the extent that such obligations to perform have accrued, and there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder. No RBF Company is a party to any agreement securitizing any of its assets.

5.28 Antitakeover Provisions. Each RBF Company has taken all actions required to exempt such RBF Company, this Agreement and the Merger from any provisions of an anti-takeover nature contained in their organizational documents or the provisions of any federal or state “anti-takeover,” “fair price,” “moratorium,” “control share acquisition” or similar Laws or regulations (collectively, “Takeover Laws”). Each RBF Company has taken all action so that the entering into of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement do not and will not result in the grant of any rights to any Person under the Articles of Incorporation, Bylaws, or other governing instruments of any RBF Company or restrict or impair the ability of NCC or any of its Subsidiaries to vote, or otherwise to exercise the rights of a stockholder with respect to, shares of any RBF Company that may be directly or indirectly acquired or controlled by it.

5.29 Transactions with Management. Except for (a) deposits that are on terms and conditions comparable in all material respects to those made available to other nonaffiliated similarly situated customers of RBF at the time such deposits were entered into, (b) the loans listed on Schedule 5.9(a)(ii), (c) the agreements designated on Schedule 5.15, (d) obligations under employee benefit plans of the RBF Companies set forth on Schedule 5.14(a), and (e) any items described on Schedule 5.29, there are no contracts with or commitments to present or former stockholders who own or owned more than 1% of the RBF Common Stock, directors, officers or employees (or their Related Interests) involving the expenditure of more than $1,000 as to any one individual (including any business directly or indirectly controlled by any such person) or more than $5,000 for all such contracts for commitments in the aggregate for all such individuals.

5.30 Absence of Certain Business Practices. No RBF Company or, to the Knowledge of any RBF Company, any officer, employee or agent of any RBF Company, or any other Person acting on their behalf, has, directly or indirectly, given or agreed to give any gift or similar benefit to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder the business of any RBF Company (or assist any RBF Company in connection with any actual or proposed transaction) that (a) might subject RBF to any damage or penalty in any civil, criminal or governmental Litigation or proceeding, (b) if not given in the past, might have resulted in a Material Adverse Effect on RBF or (c) if not continued in the future, might result in a Material Adverse Effect on RBF or might subject RBF to suit or penalty in any private or governmental Litigation or proceeding.

5.31 Privacy of Customer Information. The RBF Companies collectively are the sole owner of all individually identifiable personal information relating to identifiable or identified natural Persons (“Identifiable Personal Information”) with respect to customers, former customers and prospective customers. The RBF Companies’ collection, use, and transfer of such Identifiable Personal Information complies with RBF’s privacy policy, the Fair Credit Reporting Act, the Gramm-Leach-Bliley Act and all other applicable privacy and other applicable Laws, and any agreement or industry standard relating to privacy.

5.32 Deposits. None of the deposits of RBF are “brokered” deposits or are subject to any encumbrance, legal restraint or other legal process (other than garnishments, pledges, setoff rights, limitations applicable to public deposits, escrow limitations and similar actions taken in the ordinary course of business), and no portion of deposits of RBF represents a deposit of any Affiliate of RBF. The deposit accounts of RBF are insured by the FDIC in accordance with the provisions of the Federal Deposit Insurance Act (the “Act”). RBF has paid all regular premiums and special assessments and filed all reports required under the Act.

5.33 Accounting Controls. Each of the RBF Companies maintains accurate books and records reflecting its assets and Liabilities and maintains proper and adequate internal accounting controls that provide assurance that (i) transactions are executed with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of the RBF Financial Statements and RBF Call Reports in accordance with GAAP and RAP, and to maintain asset and Liability accountability; (iii) access to each RBF Company’s assets and incurrence of each RBF Company’s Liabilities are permitted only in accordance with management’s specific or general authorizations; (iv) the recorded accountability for assets and Liabilities is compared with the existing assets and Liabilities at reasonable intervals and appropriate action is taken with respect to any difference; and

(v) extensions of credit and other receivables are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis. None of RBF’s systems, controls, data or information are recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of the RBF Companies or their accountants, except as would not reasonably be expected to have a Material Adverse Effect on RBF. No RBF Company has been advised of any material deficiencies in the design or operation of internal controls over financial reporting which could reasonably be expected to adversely affect its ability to record, process, summarize and report financial data, or any fraud, whether or not material, that involves management. No material weakness in internal controls has been identified by RBF’s auditors, and there have been no significant changes in internal controls that could reasonably be expected to materially and adversely affect internal controls.

5.34 Registration Obligations. No RBF Company is under any obligation, contingent or otherwise, to register its securities under the 1933 Act, the 1934 Act, or any state securities Laws.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES OF NCC

NCC hereby represents and warrants to RBF as follows:

6.1 Organization, Standing and Power. NCC is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Delaware, and has the corporate power and authority to carry on its business as now conducted and to own, lease and operate its Assets and to incur its Liabilities. NCC is duly qualified or licensed to transact business as a foreign corporation in good standing in the states of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on NCC.

6.2 Authority; No Breach By Agreement.

(a) NCC has the corporate power and authority necessary to execute, deliver and perform its obligations under this Agreement and to consummate the transactions provided for herein. The execution, delivery and performance of this Agreement and the consummation of the transactions provided for herein have been, or prior to the Effective Time will be, duly and validly authorized by all necessary corporate action on the part of NCC. Subject to required regulatory consents, this Agreement constitutes a legal, valid and binding obligation of NCC, enforceable against NCC in accordance with its terms.

(b) Neither the execution and delivery of this Agreement by NCC, nor the consummation by NCC of the transactions provided for in this Agreement, nor compliance by NCC with any of the provisions of this Agreement, will (i) conflict with or result in a breach of any provision of NCC’s Certificate of Incorporation or Bylaws, (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any NCC Company under, any Contract or Permit of any NCC Company, where failure to obtain such Consent is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on such NCC Company, or (iii) subject to receipt of the requisite approvals referred to in Section 9.1(b) of this Agreement, violate any Law or Order applicable to any NCC Company or any of their respective Assets.

(c) Other than (i) in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, and rules and requirements of Nasdaq, (ii) Consents required from Regulatory Authorities, (iii) notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, and (iv) notices to or filings with Nasdaq regarding the listing on Nasdaq of the shares of NCC Common Stock to be issued in the Merger and (v) Consents, filings or notifications which, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on NCC, no notice to, filing with or Consent of any public body or authority is necessary for the consummation by NCC of the Merger and the other transactions provided for in this Agreement. No consents or approvals of or filings or registrations with any Regulatory Authorities are necessary in connection with the execution and delivery by NCC of this Agreement.

6.3 Capital Stock. The authorized capital stock of NCC, as of the date of this Agreement, consists of (i) 30,000,000 shares of NCC Common Stock and (ii) 250,000 shares of NCC Preferred Stock. As of the date hereof, 9,438,541 shares of NCC Common Stock and no shares of NCC Preferred Stock are issued and outstanding. All of the shares of NCC Common Stock to be issued in exchange for shares of RBF Common Stock upon consummation of the Merger, when issued in accordance with the terms of this Agreement, will be duly and validly issued and outstanding and fully paid and nonassessable under the DGCL. None of the shares of NCC Common Stock to be issued in exchange for shares of RBF Common Stock upon consummation of the Merger will be issued in violation of any preemptive rights of the stockholders of NCC.

6.4 Reports and Financial Statements. Since October 31, 2010, or the date of organization or acquisition if later, each NCC Company has filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with (i) the SEC, including, but not limited to, Forms 10-K, Forms 10-Q, Forms 8-K, and proxy statements, (ii) other Regulatory Authorities, and (iii) any applicable state securities or banking authorities. As of their respective dates, each of such reports and documents, including the NCC Financial Statements, exhibits, and schedules thereto, complied in all material respects with all applicable Laws, including without limitation the Securities Laws. As of its respective date, each such report and document did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. The NCC Financial Statements included in such reports (as of the dates thereof and for the periods covered thereby) (A) are, or if dated after the date of this Agreement, will be, in accordance with the books and records of the NCC Companies, which are or will be, as the case may be, complete and correct and which have been or will have been, as the case may be, maintained in accordance with good business practices, and (B) present, or will present, fairly in all material respects the consolidated financial position of the NCC Companies as of the dates indicated and the consolidated results of operations, changes in stockholders’ equity, and cash flows of the NCC Companies for the periods indicated, in accordance with GAAP (subject to exceptions as to consistency specified therein or as may be indicated in the notes thereto or, in the case of interim financial statements, to normal year-end adjustments that are not material). Porter Keadle Moore, LLC is a registered public accounting firm and throughout the periods covered by the financial statements filed with the SEC by NCC has been “independent” with respect to NCC within the meaning of Regulation S-X under the 1934 Act.

6.5 Absence of Undisclosed Liabilities. No NCC Company has any Liabilities that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on NCC, except Liabilities (i) accrued or reserved against in the consolidated balance sheets of NCC as of March 31, 2015, that are included in the NCC Financial Statements or reflected in the notes thereto, (ii) incurred or paid in the ordinary course of business consistent with past business practice, (iii) incurred or paid pursuant to and in accordance with the terms and conditions of this Agreement, or (iv) disclosed on Schedule 6.5. No NCC Company has incurred or paid any Liability since March 31, 2015, except for such Liabilities incurred or paid in the ordinary course of business consistent with past business practice and which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on NCC.

6.6 Absence of Certain Changes or Events. Since March 31, 2015: (i) there have been no events, changes or occurrences that have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on NCC, including without limitation any change in the administrative or supervisory standing or rating of NCC with any Regulatory Authority, (ii) the NCC Companies have not taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement, would represent or result in a material breach or violation of any of the covenants and agreements of NCC provided in Article 7 of this Agreement, and (iii) to the Knowledge of each NCC Company, no fact or condition exists which NCC believes will cause a Material Adverse Effect on NCC in the future.

6.7 Compliance with Laws. Each NCC Company has in effect all Permits necessary for it to own, lease or operate its Assets and to carry on its business as now conducted, except for those Permits the absence of which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on NCC, and there has occurred no Default under any such Permit. Each of the NCC Companies:

(a) is and since October 31, 2010, has been in compliance in all material respects with all Laws, Orders or Permits applicable to its business or employees conducting its business; and

(b) since October 31, 2010, has received no notification or communication from any agency or department of federal, state or local government or any Regulatory Authority or the staff thereof (i) asserting that any NCC Company is not in compliance with any of the Laws or Orders that such governmental authority or Regulatory Authority enforces, (ii) threatening to revoke any Permits, (iii) requiring any NCC Company to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment or memorandum of understanding, or to adopt any board resolution or similar undertaking, or (iv) directing, restricting or limiting, or purporting to direct, restrict or limit in any manner the operations of any NCC Company, including without limitation any restrictions on the payment of dividends, or that in any manner relates to such entity’s capital adequacy, credit or reserve policies or management or business.

6.8 Material Contracts. None of the NCC Companies is in Default under any of its respective Contracts, other than Defaults which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on NCC.

6.9 Legal Proceedings. Except as set forth on Schedule 6.9, there is no Litigation instituted or pending, or, to the Knowledge of any NCC Company, threatened (or unasserted but considered probable of assertion) against any NCC Company, or against any Asset, interest, or right of any of them, other than any immaterial, ordinary routine Litigation incidental to the business of NCC and its Subsidiaries, nor are there any Orders of any Regulatory Authorities, other governmental authorities or arbitrators outstanding, pending or, to the Knowledge of any NCC Company, threatened against any NCC Company. NCC has no Knowledge of any fact or condition presently existing that might give rise to any Order, Litigation, investigation or proceeding which, if determined adversely to NCC, would have a Material Adverse Effect on NCC or would materially restrict the right of NCC to carry on its businesses as presently conducted.

6.10 Statements True and Correct. Neither this Agreement nor any statement, certificate, instrument or other writing furnished or to be furnished by any NCC Company or any Affiliate thereof to RBF pursuant to this Agreement, including the Exhibits or Schedules hereto, contains or will contain any untrue statement of material fact or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information supplied or to be supplied by any NCC Company or any Affiliate thereof for inclusion in (i) the documents to be filed with the SEC, including without limitation the S-4 Registration Statement and the Proxy Statement/Prospectus to be mailed to RBF’s stockholders in connection with the RBF Stockholders’ Meeting and (ii) any other documents to be filed by an NCC Company or any Affiliate thereof with the SEC or any other Regulatory Authority in connection with the transactions provided for herein, will, at the respective time such documents are filed, and with respect to the Proxy Statement/Prospectus, when first mailed to the stockholders of RBF, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. All documents that any NCC Company or any Affiliate thereof is responsible for filing with any Regulatory Authority in connection with the transactions provided for herein will comply as to form in all material respects with the provisions of applicable Law.

6.11 Tax and Regulatory Matters. No NCC Company has taken any action or has any Knowledge of any fact or circumstance that is reasonably likely to (i) prevent the transactions contemplated hereby, including the Merger, from qualifying as a reorganization within the meaning of Section 368(a) of the IRC, or (ii) materially impede or delay receipt of any Consents of Regulatory Authorities referred to in Section 9.1(b) of this Agreement or result in the imposition of a condition or restriction of the type referred to in the last sentence of such Section.

6.12 1933 Act and 1934 Act Compliance. The Proxy Statement/Prospectus will comply in all material respects with applicable provisions of the 1933 Act and the 1934 Act and the rules and regulations thereunder; provided, however, that NCC makes no representation or warranty with respect to any information provided by or on behalf of any RBF Company for inclusion in the Proxy Statement/Prospectus.

6.13 Regulatory Approvals. NCC knows of no reason why all requisite regulatory approvals regarding the Merger should not or cannot be obtained.

6.14 Opinion of Counsel. NCC has no Knowledge of any facts that would preclude issuance of the opinion of counsel referred to in Section 9.1(e).

6.15 Absence of Certain Business Practices. Since December 31, 2014, no NCC Company or, to the Knowledge of any NCC Company, any officer, employee or agent of any NCC Company, or any other Person acting on their behalf, has, directly or indirectly, given or agreed to give any gift or similar benefit to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder the business of any NCC Company (or assist any NCC Company in connection with any actual or proposed transaction) that (a) might subject NCC to any damage or penalty in any civil, criminal or governmental Litigation or proceeding, (b) if not given in the past, might have resulted in a Material Adverse Effect on NCC or (c) if not continued in the future, might result in a Material Adverse Effect on NCC or might subject NCC to suit or penalty in any private or governmental Litigation or proceeding.

6.16 Accounting Controls. Each of the NCC Companies maintains accurate books and records reflecting its assets and Liabilities and maintains proper and adequate internal accounting controls that provide assurance that (i) transactions are executed with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of the NCC Financial Statements and NCC Call Reports in accordance with GAAP and RAP, and to maintain asset and Liability accountability; (iii) access to each NCC Company’s assets and incurrence of each NCC Company’s Liabilities are permitted only in accordance with management’s specific or general authorizations; (iv) the recorded accountability for assets and Liabilities is compared with the existing assets and Liabilities at reasonable intervals and appropriate action is taken with respect to any difference; and (v) extensions of credit and other receivables are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis. None of NCC’s systems, controls, data or information are recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of the NCC Companies or their accountants, except as would not reasonably be expected to have a Material Adverse Effect on NCC. No NCC Company has been advised of any material deficiencies in the design or operation of internal controls over financial reporting which could reasonably be expected to adversely affect its ability to record, process, summarize and report financial data, or any fraud, whether or not material, that involves management. No material weakness in internal controls has been identified by NCC’s auditors, and there have been no significant changes in internal controls that could reasonably be expected to materially and adversely affect internal controls.

ARTICLE 7

CONDUCT OF BUSINESS PENDING CONSUMMATION

7.1 Covenants of All Parties.

(a) Unless the prior written consent of the other Party shall have been obtained, and except as otherwise expressly provided for herein, until the earlier of the Effective Time or the termination of this Agreement, each Party shall and shall cause each of its Subsidiaries to (i) conduct its business in the usual, regular and ordinary course consistent with past practice and prudent banking principles (if applicable), (ii) preserve intact its business organization, goodwill, Assets and relationships with depositors, customers and employees and maintain its rights and franchises, and (iii) take no action, except as required by applicable Law, which would (A) adversely affect the ability of any Party to obtain any Consents required for the transactions provided for herein without imposition of a condition or restriction of the type referred to in the last sentences of Sections 9.1(b) or 9.1(c) of this Agreement or (B) adversely affect the ability of any Party to perform its covenants and agreements under this Agreement.

(b) During the period from the date of this Agreement to the earlier of the Effective Time or the termination of this Agreement, each of NCC and RBF shall cause its Designated Representative (and, if necessary, representatives of any of its Subsidiaries) to confer on a regular and frequent basis with the Designated Representative of the other Party hereto and to report on the general status of its and its Subsidiaries’ ongoing operations. Each of NCC and RBF shall permit the other Party hereto to make such investigation of its business or properties and its Subsidiaries and of their respective financial and legal conditions as the investigating Party may reasonably request. Each of NCC and RBF shall promptly notify the other Party hereto concerning (a) any material change in the normal course of its or any of its Subsidiaries’ businesses or in the operation of their respective properties or in their respective conditions; (b) any material governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated) or the institution or the threat of any material Litigation involving it or any of its Subsidiaries; and (c) the occurrence or impending occurrence of any event or circumstance that would cause or constitute a breach of any of the representations, warranties or covenants contained herein; and each of NCC and RBF shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to prevent or promptly respond to same.

7.2 Covenants of RBF. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, RBF covenants and agrees that it will not do or agree or commit to do, or permit any of its Subsidiaries to do or agree or commit to do, any of the following without the prior written consent of the chief executive officer, president or chief financial officer of NCC, which consent shall not be unreasonably withheld, except in connection with the actions referenced in subsections (b), (d) or (e), in which case such consent may be withheld for any reason or no reason:

(a) amend the Articles of Incorporation, Bylaws or other governing instruments of any RBF Company;

(b) incur any additional debt obligation or other obligation for borrowed money except in the ordinary course of the business of RBF or its Subsidiaries consistent with past practices (which shall include the creation of deposit Liabilities, purchases of federal funds, sales of certificates of deposit, advances from the FRB or the Federal Home Loan Bank, entry into repurchase agreements fully secured by U.S. government or agency securities and issuances of letters of credit), or impose, or suffer the imposition, on any share of stock held by any RBF Company of any Lien or permit any such Lien to exist;

(c) repurchase, redeem or otherwise acquire or exchange, directly or indirectly, any shares, or any securities convertible into any shares, of the capital stock of any RBF Company, except in connection with the surrender of shares of RBF Common Stock in payment of the exercise price of outstanding options to purchase RBF Common Stock or the deemed acquisition of shares upon a “cashless exercise” of any such option, or declare or pay any dividend or make any other distribution in respect of RBF’s capital stock;

(d) except for this Agreement or as required upon exercise of any of the RBF Options, issue, sell, pledge, encumber, enter into any Contract to issue, sell, pledge, or encumber, authorize the issuance of, or otherwise permit to become outstanding, any additional shares of RBF Common Stock or any other capital stock of any RBF Company, or any stock appreciation rights, or any option, warrant, conversion or other right to acquire any such stock, or any security convertible into any shares of such stock;

(e) adjust, split, combine or reclassify any capital stock of any RBF Company or issue or authorize the issuance of any other securities with respect to or in substitution for shares of its capital stock or sell, lease, mortgage or otherwise encumber any shares of capital stock of any RBF Company or, other than in the ordinary course of business for reasonable and adequate consideration, any Asset;

(f) acquire any direct or indirect equity interest in any Person, other than in connection with (i) foreclosures in the ordinary course of business and (ii) acquisitions of equity interests by any RBF Company acting solely in a fiduciary capacity;

(g) grant any increase in compensation or benefits to the directors, officers or employees of any RBF Company, except in accordance with past practices with respect to employees; pay any bonus except in accordance with past practices and pursuant to the provisions of an applicable program or plan adopted by the RBF Board prior to the date of this Agreement; or enter into or amend any severance agreements or change in control agreements with any directors, officers or employees of any RBF Company;

(h) enter into or amend any employment Contract between any RBF Company and any Person (unless such amendment is required by Law) that the RBF Company does not have the unconditional right to terminate without Liability (other than Liability for services already rendered), at any time on or after the Effective Time;

(i) adopt any new employee benefit plan of any RBF Company or make any material change in or to any existing employee benefit plans of any RBF Company other than any such change that is required by Law or that, in the opinion of counsel, is necessary or advisable to maintain the tax qualified status of any such plan, except that RBF shall have the right to continue to accrue incentive compensation amounts for its employees in an aggregate amount not to exceed the amounts set forth on Schedule 7.2(i), which such accrued amounts shall be paid to such employees at or prior to Effective Time;

(j) make any material change in any accounting methods or systems of internal accounting controls, except as may be appropriate to conform to changes in GAAP or RAP;

(k) (i) commence any Litigation other than in accordance with past practice, or (ii) settle any Litigation involving any Liability of any RBF Company for material money damages or restrictions upon the operations of any RBF Company;

(l) enter into any material transaction or course of conduct not in the ordinary course of business, or not consistent with safe and sound banking practices, or not consistent with applicable Laws;

(m) fail to file timely any report required to be filed by it with any Regulatory Authority;

(n) make any Loan or advance to any 5% stockholder, director or officer of RBF, or any member of the immediate family of the foregoing, or any Related Interest (to the Knowledge of any RBF Company) of any of the foregoing, except for advances under unfunded loan commitments in existence on the date of this Agreement and specifically described on Schedule 7.2(n) or renewals of any Loan or advance outstanding as of the date of this Agreement on terms and conditions substantially similar to the original Loan or advance;

(o) cancel without payment in full, or modify in any material respect any Contract relating to, any loan or other obligation receivable from any 5% stockholder, director or officer of any RBF Company or any member of the immediate family of the foregoing, or any Related Interest (to the Knowledge of RBF or any of its Subsidiaries) of any of the foregoing;

(p) enter into any Contract for services or otherwise with any of the 5% stockholders, directors, officers or employees of any RBF Company or any member of the immediate family of the foregoing, or any Related Interest of any of the foregoing;

(q) modify, amend or terminate any material Contract or waive, release, compromise or assign any material rights or claims, except in the ordinary course of business and for fair consideration;

(r) file any application to relocate or terminate the operations of any banking office of it or any of its Subsidiaries;

(s) except as may be required by applicable Law or to comply with any request or recommendation made by any Regulatory Authority, change its or any of its Subsidiaries’ lending, investment, Liability management and other material banking policies in any material respect;

(t) intentionally take any action that would reasonably be expected to jeopardize or delay the receipt of any of the regulatory approvals required in order to consummate the transactions provided for in this Agreement;

(u) take any action that would cause the transactions provided for in this Agreement to be subject to requirements imposed by any Takeover Law; and RBF shall take all necessary steps within its control to exempt (or ensure the continued exemption of) the transactions provided for in this Agreement from, or if necessary challenge the validity or applicability of, any applicable Takeover Law, as now or hereafter in effect;

(v) make or renew any Loan to any Person (including, in the case of an individual, his or her immediate family) who or that (directly or indirectly as though a Related Interest or otherwise) owes, or would as a result of such Loan or renewal owe, any RBF Company more than an aggregate of $1,000,000 of secured indebtedness or more than $150,000 of unsecured indebtedness;

(w) increase or decrease the rate of interest paid on time deposits or on certificates of deposit, except in a manner and pursuant to policies consistent with RBF’s past policies;

(x) purchase or otherwise acquire any investment securities for its own account having an average remaining life to maturity greater than five years (except for municipal bonds of any maturity after consultation by a Designated Representative of RBF with a Designated Representative of NCC), or any asset-backed security, other than those issued or guaranteed by the Government National Mortgage Association, the Federal National Mortgage Association or Home Loan Mortgage Corporation;

(y) except for residential real property, “other real estate owned” and mobile home property owned by and reflected on the books of RBF as of the date hereof, the sale of which will not, individually or in the aggregate, result in a material loss, sell, transfer, convey or otherwise dispose of any real property or interests therein having a book value in excess of or in exchange for consideration in excess of $100,000;

(z) make or commit to make any capital expenditures individually in excess of $50,000, or in the aggregate in excess of $100,000;

(aa) take any action that is likely to materially impair or delay RBF’s ability to perform any of its obligations under this Agreement; or

(bb) agree or commit to do any of the foregoing.

7.3 Adverse Changes in Condition. Each Party agrees to give written notice promptly (and in any event within two (2) Business Days) to the other Parties upon becoming aware of the occurrence or impending occurrence or existence of any event, circumstance or fact relating to it or any of its Subsidiaries that (a) is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on such Party or (b) would reasonably be expected to cause, constitute, give rise to or result in a material breach at or prior to the Closing Date of any of its representations, warranties or covenants contained herein, and to use its commercially reasonable efforts to prevent or promptly to remedy the same; provided, however, that the delivery of any notice pursuant to this Section 7.3 shall not (i) limit or otherwise affect any remedies available to the Party receiving such notice or (ii) be deemed to amend or supplement the Schedules to this Agreement or prevent or cure any inaccuracy, misrepresentations, breach of warranty or breach of covenant.

7.4 Reports. Each Party and its Subsidiaries shall file all reports required to be filed by it with Regulatory Authorities between the date of this Agreement and the Effective Time, and RBF shall deliver to NCC copies of all such reports filed by RBF or its Subsidiaries promptly after the same are filed.

7.5 Acquisition Proposals.

(a) RBF shall not, nor shall it permit any of its Subsidiaries to, nor shall it or its Subsidiaries authorize or permit any of their respective officers, directors, employees, representatives or agents to, directly or indirectly, (i) solicit, initiate or knowingly encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of any proposal which constitutes, any Acquisition Proposal, (ii) enter into any letter of intent or agreement related to any Acquisition Proposal other than a confidentiality agreement (each, an “Acquisition Agreement”), or (iii) participate in any discussions or negotiations regarding, or take any other action knowingly to facilitate any inquiries or the making of any proposal that constitutes, or that would reasonably be expected to lead to, any Acquisition Proposal; provided, however, that if, at any time prior to the RBF Stockholders’ Meeting, and without any breach of the terms of this Section 7.5(a), (A) RBF receives an unsolicited bona fide written Acquisition Proposal from any Person that in the good faith judgment of the RBF Board is, or is reasonably likely to lead to the delivery of, a Superior Proposal, and (B) the RBF Board determines in good faith, after consultation with outside legal counsel, that failure to participate in discussions with such Person concerning such Acquisition Proposal would likely result in a violation of its fiduciary duties under applicable Law, then RBF may (x) furnish information (including non-public information) with respect to RBF to any such Person pursuant to a confidentiality agreement containing confidentiality provisions no more favorable to such Person than those in the Confidentiality Agreement between NCC and RBF dated April 16, 2015 (provided that RBF must contemporaneously furnish to NCC all such information furnished to such Person), and (y) participate in negotiations with such Person regarding such Acquisition Proposal.

(b) Except as set forth in Section 10.1(k) below, neither the RBF Board nor any committee thereof shall (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to NCC, the approval or recommendation by the RBF Board, or such committee, of the Merger or this Agreement; (ii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal; or (iii) authorize or permit RBF or any of its Subsidiaries to enter into any Acquisition Agreement.

(c) RBF agrees that it and its Subsidiaries shall, and RBF shall direct its and its Subsidiaries’ respective officers, directors, employees, representatives and agents to, immediately cease and cause to be terminated any activities, discussions or negotiations with any Persons with respect to any Acquisition Proposal. RBF agrees that it will notify NCC promptly (and in any event within 24 hours) if, to RBF’s Knowledge, any Acquisition Proposal is received by, any information is requested from, or any discussions or negotiations relating to an Acquisition Proposal are sought to be initiated or continued with, RBF, its Subsidiaries, or their officers, directors, employees, representatives or agents. The notice shall indicate the name of the Person making such Acquisition Proposal or taking such action and the material terms and conditions of any proposals or offers, and thereafter RBF shall keep NCC informed, on a current basis, of the status and terms of any such proposals or offers and the status of any such discussions or negotiations. RBF also agrees that it will promptly request each

Person that has heretofore executed a confidentiality agreement in connection with any Acquisition Proposal to return or destroy all confidential information heretofore furnished to such Person by or on behalf of it or any of its Subsidiaries.

7.6 Stockholder Litigation. RBF shall provide NCC the opportunity to participate in the defense or settlement of any stockholder litigation against RBF and/or its directors relating to the transactions contemplated by this Agreement throughout the course of any such litigation, and RBF shall in good faith consider the recommendations by NCC regarding such litigation. RBF shall not settle any stockholder litigation without NCC’s prior written consent (such consent not to be unreasonably withheld or delayed).

7.7 Covenants of NCC. Except as expressly permitted or contemplated by this Agreement, or as required by applicable Law, or with the prior written consent of RBF, which consent shall not be unreasonably withheld, during the period from the date of this Agreement to the earlier of the Effective Time or the termination of this Agreement, NCC shall not, and shall not permit any of its Subsidiaries to:

(a) take any action that is reasonably likely to materially impair or delay NCC’s ability to consummate the Merger or the transactions provided for in this Agreement;

(b) amend NCC’s Certificate of Incorporation or Bylaws or similar governing documents of any of its Subsidiaries in a manner that would adversely affect RBF or any of its Subsidiaries or the holders of RBF Common Stock;

(c) settle any claim, action or proceeding against it that would create an adverse precedent for other similar claims, which, in the aggregate, would reasonably be expected to be material to NCC following the closing of the Merger; or

(d) agree or commit to do any of the foregoing.

ARTICLE 8

ADDITIONAL AGREEMENTS

8.1 Regulatory Matters.

(a) NCC shall prepare the S-4 Registration Statement as promptly as reasonably practicable after the date hereof. Assuming that RBF promptly furnishes all information concerning the RBF Companies needed for preparation of the S-4 Registration Statement, NCC shall use commercially reasonable efforts to file the S-4 Registration Statement with the SEC within 90 days following the date hereof. NCC shall use commercially reasonable efforts to have the S-4 Registration Statement declared effective under the 1933 Act as promptly as reasonably practicable after such filing. As promptly as reasonably practicable after the S-4 Registration Statement has been declared effective by the SEC, RBF shall mail the Proxy Statement/Prospectus to its stockholders simultaneously with delivery of notice of the RBF Stockholders’ Meeting. NCC shall also use commercially reasonable efforts to obtain all necessary state securities Law permits and approvals required to carry out the transaction provided for in this Agreement, and RBF shall furnish all information concerning RBF and the holders of RBF Common Stock as may be requested in connection with any such action. If at any time prior to the Effective Time any event shall occur which should be set forth in an amendment of, or a supplement to, the Proxy Statement/Prospectus, RBF will promptly inform NCC and cooperate and assist NCC in preparing such amendment or supplement and mailing the same to the stockholders of RBF. Subject to Section 10.1(k) of this Agreement, the RBF Board shall recommend that the holders of RBF Common Stock vote for and adopt the Merger provided for in the Proxy Statement/Prospectus and this Agreement. In accordance with the listing rules of the Nasdaq Stock Market, NCC shall either, as applicable: (i) cause the shares of NCC Common Stock issuable to holders of RFB Common Stock upon consummation of the Merger to be approved for listing on

Nasdaq on or prior to the Closing Date or (ii) notify Nasdaq of the issuance of the shares of NCC Common Stock in the Merger within the requisite time period after the Closing Date.

(b) The Parties shall cooperate with each other and use their commercially reasonable efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings and to obtain as promptly as practicable all Consents of all third parties and Regulatory Authorities which are necessary or advisable to consummate the transactions provided for in this Agreement. NCC and RBF shall have the right to review in advance, and to the extent practicable each will consult with the other on, in each case subject to applicable Laws relating to the exchange of information, all the information relating to NCC or RBF, as the case may be, and any of their respective Subsidiaries, which appear in any filing made with, or written materials submitted to, any third party or any Regulatory Authority in connection with the transactions provided for in this Agreement. In exercising the foregoing right, each of the Parties shall act reasonably and as promptly as practicable. The Parties agree that they will consult with each other with respect to the obtaining of all Permits and Consents, approvals and authorizations of all third parties and Regulatory Authorities necessary or advisable to consummate the transactions provided for in this Agreement, and each Party will keep the other apprised of the status of matters relating to completion of the transactions provided for in this Agreement.

(c) NCC and RBF shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and stockholders and such other matters that may be reasonably necessary or advisable in connection with the Proxy Statement/Prospectus, the S-4 Registration Statement or any other statement, filing, notice or application made by or on behalf of NCC, RBF or any of their Subsidiaries to any Regulatory Authority in connection with the Merger or any other transactions provided for in this Agreement.

(d) NCC and RBF shall promptly furnish each other with copies of all applications, notices, petitions and filings with all Regulatory Authorities, and all written communications received by NCC or RBF, as the case may be, or any of their respective Subsidiaries, Affiliates or associates from, or delivered by any of the foregoing to, any Regulatory Authority, in respect of the transactions provided for herein.

(e) NCC will indemnify and hold harmless RBF and its officers, directors and employees from and against any and all actions, causes of action, losses, damages, expenses or Liabilities to which RBF or any director, officer, employee or controlling person thereof may become subject under applicable Laws (including the 1933 Act and the 1934 Act) and rules and regulations thereunder and will reimburse RBF and any such director, officer, employee or controlling person for any legal or other expenses reasonably incurred in connection with investigating or defending any actions, whether or not resulting in Liability, insofar as such losses, damages, expenses, Liabilities or actions arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, Proxy Statement/Prospectus, or any application, notice, petition, or filing with any Regulatory Authority or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein, or necessary in order to make the statement therein not misleading, but only insofar as any such statement or omission was made in reliance upon and in conformity with information furnished in writing in connection therewith by any NCC Company.

(f) RBF will indemnify and hold harmless NCC and its officers, directors and employees from and against any and all actions, causes of action, losses, damages, expenses or Liabilities to which NCC or any director, officer, employee or controlling person thereof may become subject under applicable Laws (including the 1933 Act and the 1934 Act) and rules and regulations thereunder and will reimburse NCC and any such director, officer, employee or controlling person for any legal or other expenses reasonably incurred in connection with investigating or defending any actions, whether or not resulting in Liability, insofar as such losses, damages, expenses, Liabilities or actions arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, Proxy Statement/Prospectus, or any application, notice, petition, or filing with any Regulatory Authority or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein, or necessary in order to make the statement therein not misleading, but only insofar as any such statement or omission was made in reliance upon and in conformity with information furnished in writing in connection therewith by any RBF Company.

8.2 Access to Information.

(a) From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, upon reasonable notice and subject to applicable Laws relating to the exchange of information, NCC and RBF shall, and shall cause each of their respective Subsidiaries to, afford to the officers, employees, accountants, counsel and other representatives of the other access to all of their respective properties, books, contracts, commitments and records, and, during such period, each of NCC and RBF shall, and shall cause its Subsidiaries to, make available to the other (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of the Securities Laws or federal or state banking Laws (other than reports or documents that such Party is not permitted to disclose under applicable Law, in which case such Party shall notify the other Party of the nondisclosure and the nature of such information) and (ii) such other information concerning its business, properties and personnel as the other party may reasonably request.

(b) All information furnished by NCC to RBF or its representatives pursuant hereto shall be treated as the sole property of NCC and, if the Merger shall not occur, RBF and its representatives shall return to NCC all of such written information and all documents, notes, summaries or other materials containing, reflecting or referring to, or derived from, such information. RBF shall, and shall use its commercially reasonable efforts to cause its representatives to, keep confidential all such information, and shall not directly or indirectly use such information for any competitive or other commercial purpose. The obligation to keep such information confidential shall continue for three (3) years from the date the proposed Merger is abandoned and shall not apply to (i) any information which (x) was already in RBF’s possession prior to the disclosure thereof; (y) was then generally known to the public; or (z) was disclosed to RBF by a third party not bound by an obligation of confidentiality, or (ii) disclosures made as required by Law.

(c) All information furnished by RBF or its Subsidiaries to NCC or its representatives pursuant hereto shall be treated as the sole property of RBF and, if the Merger shall not occur, NCC and its representatives shall return to RBF all of such written information and all documents, notes, summaries or other materials containing, reflecting or referring to, or derived from, such information. NCC shall, and shall use its commercially reasonable efforts to cause its representatives to, keep confidential all such information, and shall not directly or indirectly use such information for any competitive or other commercial purpose. The obligation to keep such information confidential shall continue for three (3) years from the date the proposed Merger is abandoned and shall not apply to (i) any information which (x) was already in NCC’s possession prior to the disclosure thereof by RBF or any of its Subsidiaries; (y) was then generally known to the public; or (z) was disclosed to NCC by a third party not bound by an obligation of confidentiality, or (ii) disclosures made as required by Law.

(d) No investigation by any of the Parties or their respective representatives shall affect the representations and warranties of the other Parties set forth herein.

8.3 Efforts to Consummate. Subject to the terms and conditions of this Agreement, each of RBF and NCC shall use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate and make effective, as soon as practicable after the date of this Agreement, the transactions provided for in this Agreement, including without limitation obtaining of all of the Consents and satisfying the conditions contained in Article 9 hereof.

8.4 Stockholders’ Meeting. RBF shall call the RBF Stockholders’ Meeting, to be held as soon as reasonably practicable after the date the S-4 Registration Statement is declared effective by the SEC for the purpose of voting upon this Agreement and the Merger and such other related matters as RBF deems appropriate. In connection with the RBF Stockholders’ Meeting: (i) RBF shall, with the assistance of NCC, prepare, publish and mail a notice of meeting in accordance with 12 U.S.C. § 215a; (ii) NCC shall furnish all information concerning it that RBF may reasonably request in connection with conducting the RBF Stockholders’ Meeting; (iii) NCC shall prepare and furnish to RBF, for printing, copying and distribution to RBF’s stockholders at RBF’s expense, the form of the Proxy Statement/Prospectus; (iv) RBF shall furnish all information concerning it that NCC may reasonably request in connection with preparing the Proxy Statement/Prospectus; (v) subject to Section 10.1(k) of this Agreement, the RBF Board shall recommend to its stockholders the approval of this Agreement; and (vi) RBF shall use its best efforts to obtain its stockholders’ approval. The Parties will use their commercially reasonable efforts to prepare a preliminary draft of the Proxy Statement/Prospectus within 60 days of the date of this Agreement, and will consult with one another on the form and content of the Proxy Statement/Prospectus (including the presentation of draft copies of such proxy materials to the other) prior to filing with the SEC and delivery to stockholders.

8.5 Certificate of Objections. As soon as practicable (but in no event more than three (3) Business Days) after the RBF Stockholders’ Meeting, RBF shall deliver to NCC a certificate of the Secretary of RBF containing the names of the stockholders of RBF that (a) gave written notice at or prior to the taking of the vote on this Agreement at the RBF Stockholders’ Meeting that they dissent from the Merger, or (b) voted against approval of this Agreement. Such certificate shall include the number of shares of RBF Common Stock held by each such stockholder and the mailing address of each such stockholder.

8.6 Publicity. Neither NCC nor RBF shall, or shall permit any of its respective Subsidiaries or Affiliates to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public disclosure concerning, the transactions provided for in this Agreement without the consent of the other Party, which consent will not be unreasonably withheld. Prior to issuing or publishing any press release or other public announcement or disclosure regarding the transactions contemplated by this Agreement, the releasing party shall provide a copy of the release or announcement to the other Party prior to the issuance, and shall provide a reasonable opportunity for comment. Nothing in this Section 8.6, however, shall be deemed to prohibit any Party from making any disclosure which it deems necessary or advisable, with the advice of counsel, in order to satisfy such Party’s disclosure obligations imposed by Law or Nasdaq.

8.7 Expenses. All costs and expenses incurred in connection with the transactions provided for in this Agreement, including without limitation registration fees, printing fees, mailing fees, attorneys’ fees, accountants’ fees, other professional fees and costs related to expenses of officers and directors of such Party, shall be paid by the Party incurring such costs and expenses. Each Party hereby agrees to and shall indemnify the other Party against any Liability arising from any such fee or payment incurred by such Party. Nothing contained herein shall limit either Party’s rights under Article 10 to recover any damages arising out of a Party’s willful breach of any provision of this Agreement.

8.8 Failure to Close.

(a) NCC expressly agrees to consummate the transactions provided for herein upon the completion of all conditions to Closing and shall not take any action reasonably calculated to prevent the Closing and shall not unreasonably delay any action reasonably required to be taken by it to facilitate the Closing.

(b) RBF expressly agrees to consummate the transactions provided for herein upon the completion of all conditions to Closing and shall not take any action reasonably calculated to prevent the Closing and shall not unreasonably delay any action reasonably required to be taken by it to facilitate the Closing.

8.9 Fairness Opinions.

(a) The RBF Board has engaged Monroe Financial Partners, Inc. (the “RBF Financial Advisor”) to act as advisor to the RBF Board during the transaction and to opine separately as to the fairness from a financial point of view of the Exchange Ratio and the Per Share Cash Consideration to the RBF stockholders. RBF has received from the RBF Financial Advisor an opinion that, as of the date hereof, the Exchange Ratio and the Per Share Cash Consideration are fair to the stockholders of RBF from a financial point of view. The RBF Board may, at its option, elect to have the final fairness opinion updated immediately prior to the Effective Time in order to account for any Material Adverse Effect that may have occurred with regard to NCC.

(b) NCC has engaged Keefe, Bruyette & Woods, Inc. (the “NCC Financial Advisor”) to act as financial advisor to NCC in connection with the transaction, pursuant to which the NCC Financial Advisor agreed, upon request by NCC, to render an opinion to the NCC Board as to the fairness, from a financial point of view, to NCC of the consideration to be offered in the transaction. The NCC Board has received the opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) of the NCC Financial Advisor to the effect that, as of the date of such opinion, and based upon and subject to the factors, assumptions, and limitations set forth therein, the Exchange Ratio and the Per Share Cash Consideration are fair, from a financial point of view, to NCC. The NCC Board may, at its option, elect to have the final fairness opinion updated immediately prior to the Effective Time in order to account for any Material Adverse Effect that may have occurred with regard to RBF.

8.10 Tax Treatment. Each of the Parties undertakes and agrees to use its commercially reasonable efforts to cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the IRC for federal income tax purposes.

8.11 Environmental Audit; Title Policy; Survey.

(a) At the election of NCC, RBF will procure and deliver, at NCC’s expense, with respect to each parcel of real property that any of the RBF Companies owns, leases, subleases or is obligated to purchase, at least thirty (30) days prior to the Effective Time, whatever environmental audits as NCC may request, which audits shall be reasonably acceptable to and shall be conducted by a firm reasonably acceptable to NCC.

(b) At the election of NCC, RBF will, at NCC’s expense, with respect to each parcel of real property that RBF owns, leases, subleases or is obligated to purchase, procure and deliver to NCC, at least thirty (30) days prior to the Effective Time, a commitment to issue title insurance in such amounts and by such insurance company reasonably acceptable to NCC, which policy shall be free of all material Liens and exceptions to NCC’s reasonable satisfaction.

(c) At the election of NCC, with respect to each parcel of real property as to which a title insurance policy is to be procured pursuant to Section 8.11(b) above, RBF, at NCC’s expense, will procure and deliver to NCC at least thirty (30) days prior to the Effective Time, a survey of such real property, which survey shall be reasonably acceptable to and shall be prepared by a licensed surveyor reasonably acceptable to NCC, disclosing the locations of all improvements, easements, sidewalks, roadways, utility lines and other matters customarily shown on such surveys and showing access affirmatively to public streets and roads and providing the legal description of the property in a form suitable for recording and insuring the title thereof. Such surveys shall not disclose any survey defect or encroachment from or onto such real property that has not been cured or insured over prior to the Effective Time. In addition, RBF shall deliver to NCC a complete legal description for each parcel of real estate or interest owned, leased or subleased by any RBF Company or in which any RBF Company has any ownership or leasehold interest.

8.12 Compliance Matters. Prior to the Effective Time, RBF shall take, or cause to be taken, all commercially reasonable steps requested by NCC to cure any deficiencies in regulatory compliance by RBF; provided, however, that NCC shall not be responsible for discovering such defects, shall not have any obligation to disclose the existence of such defects to RBF, and shall not have any Liability resulting from such deficiencies or attempts to cure them.

8.13 Conforming Accounting and Reserve Policies. At the request of NCC, RBF shall immediately prior to Closing establish and take such charge-offs, reserves and accruals as NCC reasonably shall request to conform RBF’s loan, accrual, capital, reserve and other accounting policies to the policies of NBC (collectively, the “Conforming Adjustments”).

8.14 Notice of Deadlines. Schedule 8.14 lists the deadlines for extensions or terminations of any material leases, agreements or licenses (including specifically real property leases and data processing agreements) to which RBF is a party.

8.15 Fixed Asset Inventory. At NCC’s request, at least thirty (30) days prior to the Effective Time, RBF shall take, or shall cause to be taken, an inventory of all fixed assets of the RBF Companies to verify the presence of all items listed on their respective depreciation schedules, and RBF shall allow NCC‘s representatives, at the election of NCC, to participate in or be present for such inventory and shall deliver to NCC copies of all records and reports produced in connection with such inventory.

8.16 Directors’ and Officers’ Indemnification.

(a) For a period of three (3) years after the Effective Time, NCC shall indemnify each director and officer of RBF (each, an “Indemnified Party”) against all Liabilities arising out of actions or omissions occurring upon or prior to the Effective Time (including, without limitation, the transactions contemplated by this Agreement) to the extent permitted under the articles of incorporation and bylaws of RBF as in effect on the date of this Agreement, subject to (i) the limitations and requirements of such articles of incorporation and bylaws, and (ii) applicable Law, including, without limitation, Section 607.0850 of the FBCA. During the period beginning on the third (3rd) anniversary of the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, NCC shall indemnify each Indemnified Party against all Liabilities arising out of actions or omissions occurring upon or prior to the Effective Time (including without limitation the transactions contemplated by this Agreement) to the extent mandated under the articles of incorporation and bylaws of RBF as in effect on the date of this Agreement or under the FBCA as in effect on the date of this Agreement, subject in all events to (i) the limitations and requirements of such articles of incorporation and bylaws, and (ii) applicable Law, including, without limitation, Section 607.0850 of the FBCA.

(b) Any Indemnified Party wishing to claim indemnification under Section 8.16(a) above, upon learning of any such Liability or Litigation, shall promptly notify NCC thereof; provided that the failure to so notify shall not affect the obligation of NCC under this Section 8.16 unless, and only to the extent that, NCC is actually and materially prejudiced in the defense of such claim as a consequence. In the event of any claim or Litigation that may give rise to indemnity obligations on the part of NCC (whether arising before or after the Effective Time), (i) NCC shall have the right to assume the defense thereof, and NCC shall not be liable to such Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Party in connection with the defense thereof, except that if NCC elects not to assume such defense or counsel for the Indemnified Party advises that there are substantive issues that raise conflicts of interest between NCC and the Indemnified Party under the rules of professional ethics, the Indemnified Party may retain counsel satisfactory to him or her, and NCC shall pay all reasonable fees and expenses of such counsel for the Indemnified Party; provided, that NCC shall be obligated to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction; (ii) all Indemnified Parties will cooperate in the defense of any such Litigation; and (iii) NCC shall not be liable for any settlement effected without its prior written consent; and provided further, that NCC shall not have any obligation hereunder to the extent such arrangements are prohibited by applicable Law.

(c) For a period of five (5) years following the Effective Time, NCC will use its commercially reasonable efforts to provide director’s and officer’s liability insurance (“D&O Insurance”) that serves to reimburse the present and former officers and directors of RBF or its Subsidiaries (determined as of the Effective Time) with respect to claims against such directors and officers arising from facts or events occurring before the Effective Time (including the transactions contemplated hereby), which insurance will contain at least the same coverage and amounts, and contain terms and conditions no less advantageous to the Indemnified Party, as the coverage currently provided by RBF as of the date of this Agreement; provided, however, that (i) if NCC is unable to maintain or obtain the insurance called for by this Section 8.16(c), then NCC will provide as much comparable insurance as is reasonably available, (ii) officers and directors of RBF or its Subsidiaries may be required to make application and provide customary representations and warranties to the carrier of the D&O Insurance for the purpose of obtaining such insurance, and (iii) in satisfaction of its obligations under this Section 8.16(c), NCC may require RBF to purchase, prior to but effective as of the Effective Time, tail insurance providing such coverage prior to Closing. Whether NCC or RBF shall procure such coverage, in no event shall RBF expend, or NCC be required to expend, for such tail insurance a premium amount in excess of $160,000 (the “Maximum

D&O Tail Premium”). If the cost of such tail insurance exceeds the Maximum D&O Tail Premium, then RBF or NCC, as applicable, shall obtain tail insurance coverage or a separate tail insurance policy with the greatest coverage available for a cost not exceeding the Maximum D&O Tail Premium.

(d) If NCC or any of its successors and assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its property and assets to any individual, corporation or other entity, then, in each such case, proper provision shall be made so that the successors and assigns of NCC and its Subsidiaries shall assume the obligations set forth in this Section 8.16. The provisions of this Section 8.16 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

8.17 System Integration. From and after the date hereof, subject to applicable Law and regulation, RBF shall, and shall cause its directors, officers and employees to, and shall make all commercially reasonable efforts (without undue disruption to either business) to cause its data processing consultants and software providers to, cooperate and assist RBF and NBC in connection with an electronic and systematic conversion of all applicable data of RBF to the NBC system following the Effective Time, including the training of RBF employees during normal business hours without undue disruption to RBF’s business.

8.18 Coordination; Integration. Subject to applicable Law and regulation, during the period from the date hereof until the Effective Time, RBF shall cause the Chief Executive Officer of RBF or, if such Person is unavailable, another senior officer thereof, to assist and confer with the officers of NBC, on a weekly basis, relating to the development, coordination and implementation of the post-Merger operating and integration plans of NBC, as the resulting institution in the Merger. Notwithstanding the conversion of the core processing and other data processing and information systems of RBF in conjunction with the Merger, and subject to applicable provisions of Law and non-objection from any Regulatory Authorities, following the Merger the former main office and branches of RBF, along with any branches of NBC in the same market area and under common day-to-day management with the former branches of RBF, will operate and conduct business under the trade name “Reunion Bank of Florida, a division of National Bank of Commerce” for at least two (2) years following the Effective Time (along with signage, stationery and marketing materials in such name).

8.19 Non-Competition Agreements. Concurrently with the execution and delivery of this Agreement and effective upon the Effective Time, each non-employee director of RBF has executed and delivered to NCC a Non-Competition Agreement in the form attached hereto as Exhibit A.

8.20 Claims Letters. Concurrently with the execution and delivery of this Agreement and effective upon the Effective Time, each director of RBF has executed and delivered a Claims Letter in the form attached hereto as Exhibit B.

8.21 Employment Agreements.

(a) As of the date of this Agreement, RBF has entered into agreements that terminate, effective immediately prior to (and subject to the occurrence of) the Effective Time, the employment, consulting, severance, change in control, or similar agreements or arrangements with the individuals set forth on Schedule 8.21(a) (collectively, the “Employment Agreement Termination Letters”). The foregoing terminations shall be for payment amounts not to exceed those set forth on Schedule 8.21(a).

(b) As of the date of this Agreement, NBC (as successor to RBF) has entered into 5-year employment and non-competition agreements that become effective as of (and subject to the occurrence of) the Effective Time with the individuals set forth on Schedule 8.21(b) and in substantially the form attached hereto as Exhibit C.

(c) As of the date of this Agreement, NBC (as successor to RBF) has entered into 3-year employment and noncompetition agreements that become effective as of (and subject to the occurrence of) the Effective Time with the individuals set forth on Schedule 8.21(c) and in substantially the form attached hereto as Exhibit D (collectively with the agreements referenced in Section 8.21(b) above, the “Employment Agreements”).

8.22 Section 280G Matters. Prior to the Closing, NCC and RBF will work together in good faith to attempt to implement mutually satisfactory arrangements such that the Merger will not trigger or result in any payment, including without limitation any “excess parachute payment” as defined in Section 280G of the IRC, that could be disallowed as a deduction or result in the payment of excise taxes under Section 280G of the IRC.

8.23 Employee Matters.

(a) Following the Effective Time, NCC shall maintain or cause to be maintained employee benefit plans and compensation opportunities for the benefit of employees (as a group) who are full-time active employees of RBF and its Subsidiaries on the Closing Date (“Covered Employees”) that provide employee benefits and compensation opportunities that, in the aggregate, are substantially comparable to the employee benefits and compensation opportunities that are made available on a uniform and non-discriminatory basis to similarly situated employees of NCC or its Subsidiaries, as applicable; provided, however, that in no event shall any Covered Employee be eligible to participate in any closed or frozen plan of NCC or its Subsidiaries. Subject to applicable Law and the terms and conditions of NCC’s benefit plans and the requirements of the insurers thereunder, NCC shall give the Covered Employees full credit for their prior service with RBF (i) for purposes of eligibility (including initial participation and eligibility for current benefits) and vesting under any qualified or non-qualified employee benefit plan maintained by NCC and in which Covered Employees may be eligible to participate and (ii) for all purposes under any welfare benefit plans, vacation plans and similar arrangements maintained by NCC (which shall not include, for the sake of clarity, any severance obligations under Section 8.23(e) below). Each Covered Employee’s accrued paid time off and unused sick time will be credited towards one or a combination of NCC’s welfare benefit plans.

(b) With respect to any employee benefit plan of NCC that is a health, dental, vision or other welfare plan in which any Covered Employee is eligible to participate, for the plan year in which such Covered Employee is first eligible to participate, NCC shall use commercially reasonable efforts to (i) cause any pre-existing condition limitations or eligibility waiting periods under such NCC plan to be waived with respect to such Covered Employee to the extent such condition was or would have been covered under the RBF Benefit Plan in which such Covered Employee participated immediately prior to the Effective Time, and (ii) recognize any health, dental, vision or other welfare expenses incurred by such Covered Employee in the year that includes the Closing Date (or, if later, the year in which such Covered Employee is first eligible to participate) for purposes of any applicable deductible and annual out-of-pocket expense requirements under any such health, dental, vision or other welfare plan.

(c) Prior to the Effective Time, RBF shall take all actions requested by NCC that may be necessary or appropriate to (i) cause one or more RBF Benefits Plans to terminate as of the Effective Time, or as of the date immediately preceding the Effective Time, (ii) cause benefit accruals and entitlements under any RBF Benefit Plan to cease as of the Effective Time, or as of the date immediately preceding the Effective Time, (iii) cause the continuation on and after the Effective Time of any contract, arrangement or insurance policy relating to any RBF Benefit Plan for such period as may be requested by NCC, or (iv) facilitate the merger of any RBF Benefit Plan into any employee benefit plan maintained by NCC. All resolutions, notices, or other documents issued, adopted or executed in connection with the implementation of this Section 8.23(c) shall be subject to NCC’s reasonable prior review and approval, which shall not be unreasonably withheld, conditioned or delayed.

(d) Nothing in this Section 8.23 shall be construed to limit the right of NCC or any of its Subsidiaries to amend or terminate any RBF Benefit Plan or other employee benefit plan, to the extent such amendment or termination is permitted by the terms of the applicable plan, nor shall anything in this Section 8.23 be construed to require NCC or any of its Subsidiaries to retain the employment of any particular Covered Employee for any fixed period of time following the Closing Date, and the continued retention (or termination) by NCC or any of its Subsidiaries of any Covered Employee subsequent to the Effective Time shall be subject in all events to NCC’s or its applicable Subsidiary’s normal and customary employment procedures and practices, including customary background screening and evaluation procedures and satisfactory employment performance.

(e) If, within nine (9) months after the Effective Time, any Covered Employee is terminated by any NCC Company solely as a result of the Merger (i.e., elimination of duplicative jobs, etc.), and not as a result of inadequate performance or other good cause, NCC will pay severance to such Covered Employee in an amount equal to two (2) weeks’ pay for each twelve (12) months of such Covered Employee’s prior employment with RBF; provided, however, that in no event will the total amount of severance for any single employee exceed $25,000 in the aggregate. Any severance to which a Covered Employee may be entitled in connection with a termination occurring more than nine (9) months after the Effective Time will be as set forth in, and subject to, the severance policies of NCC and its Subsidiaries as then in effect. Notwithstanding the foregoing, this Section 8.23(e) does not apply to or benefit the individuals listed on Schedule 8.23(e), each of whom is a party to an employment agreement with RBF as of the date of this Agreement.

(f) At the Effective Time, NBC shall assume the Reunion Bank of Florida Supplemental Executive Retirement Plan attached hereto as Schedule 8.23(f) (the “SERP”) for the benefit of the officers identified on Schedule 8.23(f) and shall perform RBF’s obligations thereunder in accordance with, and subject to, the terms and conditions of the SERP that apply upon the occurrence of a Change in Control. For the sake of clarity, the Parties acknowledge and agree that the Merger constitutes a Change in Control for purposes of the SERP.

ARTICLE 9

CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE

9.1 Conditions to Obligations of Each Party. The respective obligations of each Party to perform this Agreement and consummate the Merger and the other transactions provided for herein are subject to the satisfaction of the following conditions, unless waived by the Parties pursuant to Section 11.4 of this Agreement:

(a) Stockholder Approval. The stockholders of RBF shall have approved this Agreement by the requisite vote, and the consummation of the transactions provided for herein, as and to the extent required by Law and by the provisions of any governing instruments.

(b) Regulatory Approvals. All Consents of, filings and registrations with, and notifications to, all Regulatory Authorities required for consummation of the Merger shall have been obtained or made and shall be in full force and effect and all notice and waiting periods required by Law to have passed after receipt of such Consents shall have expired. No Consent obtained from any Regulatory Authority that is necessary to consummate the transactions provided for herein shall be conditioned or restricted in a manner (including without limitation requirements relating to the raising of additional capital or the disposition of Assets) which in the reasonable judgment of the Board of Directors of either Party would so materially adversely impact the economic or business benefits of the transactions provided for in this Agreement as to render inadvisable the consummation of the Merger.

(c) Consents and Approvals. Each of the Parties shall have obtained any and all Consents required for consummation of the Merger (other than those referred to in Section 9.1(b) of this Agreement) or for the preventing of any Default under any Contract or Permit of such Party that, if not obtained or made, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on such Party. No Consent so obtained that is necessary to consummate the transactions provided for herein shall be conditioned or restricted in a manner that in the reasonable judgment of the Board of Directors of either Party would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement as to render inadvisable the consummation of the Merger.

(d) Legal Proceedings. No court or Regulatory Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) or taken any other action that prohibits, restricts or makes illegal consummation of the Merger or any other transaction provided for in this Agreement. No action or proceeding shall have been instituted by any Person, and the Parties shall not have Knowledge of any threatened action or proceeding by any Person, that seeks to restrain the consummation of the Merger or any other transaction provided for in this Agreement that, in the opinion of the NCC Board or the RBF Board, renders it impossible or inadvisable to consummate the transactions provided for in this Agreement.

(e) Tax Opinion. RBF and NCC shall have received a written opinion of counsel from Maynard, Cooper & Gale, P.C. in form reasonably satisfactory to them (the “Tax Opinion”), to the effect that (i) the Merger will constitute a reorganization within the meaning of Section 368(a) of the IRC, (ii) the exchange in the Merger of RBF Common Stock for NCC Common Stock will not give rise to gain or loss to the stockholders of RBF with respect to such exchange (except to the extent of any cash received), and (iii) neither RBF nor NCC will recognize gain or loss as a consequence of the Merger (except for income and deferred gain recognized pursuant to Treasury regulations issued under Section 1502 of the IRC). In rendering such Tax Opinion, counsel for NCC shall be entitled to rely upon representations of officers of RBF and NCC reasonably satisfactory in form and substance to such counsel.

(f) S-4 Registration Statement Effective. The S-4 Registration Statement shall have been declared effective under the 1933 Act by the SEC and no stop order suspending the effectiveness of the S-4 Registration Statement shall have been issued and no action, suit, proceeding or investigation for that purpose shall have been initiated or threatened by the SEC. NCC shall have received all state securities Laws permits or other authorizations, or confirmations as to the availability of exemptions from registration requirements, as may be necessary to issue the NCC Common Stock pursuant to the terms of this Agreement.

9.2 Conditions to Obligations of NCC and NBC. The obligations of NCC and NBC to perform this Agreement and consummate the Merger and the other transactions provided for herein are subject to the satisfaction of the following conditions, unless waived by NCC pursuant to Section 11.4(a) of this Agreement:

(a) Representations and Warranties. The representations and warranties of RBF set forth or referred to in this Agreement or in any certificate or document delivered pursuant to the provisions hereof that are qualified as to materiality or Material Adverse Effect shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties that are confined to a specified date shall speak only as of such date), and the representations and warranties of RBF set forth or referred to in this Agreement or in any certificate or document delivered pursuant to the provisions hereof that are not so qualified shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties that are confined to a specified date shall speak only as of such date). Notwithstanding the foregoing, the representations and warranties of RBF set forth in the first and fourth sentences of Section 5.3(a) (Capital Stock), the first sentence of Section 5.3(b) (Capital Stock), and the second sentence of Section 5.4(b) (RBF Subsidiaries) shall be true and correct in all respects, except for such failures to be true and correct as are de minimis, as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time, and the representations and warranties of RBF set forth in Section 5.7 (Absence of Certain Changes or Events) and Section 5.18 (Statements True and Correct) shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time.

(b) Performance of Obligations. Each and all of the agreements, obligations and covenants of RBF to be performed and complied with pursuant to this Agreement and the other agreements provided for herein prior to the Effective Time shall have been duly performed and complied with in all material respects.

(c) Certificates. RBF shall have delivered to NCC (i) a certificate, dated as of the Effective Time and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions to NCC’s and NBC’s obligations set forth in Sections 9.2(a), 9.2(b), 9.2(d) and 9.2(l) of this Agreement have been satisfied, and (ii) certified copies of resolutions duly adopted by the RBF Board and the RBF stockholders evidencing the taking of all corporate action necessary to authorize the Merger and the execution, delivery and performance of this Agreement, all in such reasonable detail as NCC and its counsel shall request.

(d) Net Worth Requirement. As of the close of business on the last Business Day prior to the Closing Date (the “RBF Measuring Date”), the Adjusted RBF Shareholders’ Equity shall not be less than $26,250,000 as determined in accordance with GAAP. For purposes of this Section 9.2(d), “Adjusted RBF Shareholders’ Equity” means the equity of RBF as set forth on the balance sheet of RBF on the RBF Measuring Date (excluding any Conforming Adjustments), minus any unrealized gains or plus any unrealized losses (as the case may be) in RBF’s securities portfolio due to mark-to-market adjustments as of the RBF Measuring Date and after adding the sum of (a) all fees and expenses of all attorneys, accountants, the RBF Financial Advisor and other advisors and agents for RBF and its Subsidiaries for services rendered solely in connection with the transactions contemplated by this Agreement and which do not exceed in the aggregate $300,000 (exclusive of reasonable costs paid to or advanced by such advisors, and exclusive of attorneys’ fees and expenses for preparing and filing the S-4 Registration Statement), and (b) the payments, if any, made by RBF under the Employment Agreement Termination Letters, and (c) the premiums, if any, paid by RBF for the D&O Insurance in accordance with Section 8.16(c) above.

(e) Conforming Adjustments. The Conforming Adjustments shall have been made to the satisfaction of NCC in its sole discretion.

(f) Matters Relating to 280G Taxes. NCC shall be satisfied in its sole discretion, either through mutually agreeable pre-Closing amendments or otherwise, that RBF shall have taken any and all reasonably necessary steps such that the Merger will not trigger any “excess parachute payment” (as defined in Section 280G of the IRC) under any employment agreements, change in control agreements, RBF Benefit Plans, supplemental compensation, retirement or similar arrangements between an RBF Company and any officers, directors, or employees thereof.

(g) Employment Agreements. NCC shall have received documentation reasonably satisfactory to NCC that all of the Employment Agreement Termination Letters and all of the Employment Agreements have been duly executed and delivered and shall become fully binding and effective immediately prior to the Effective Time or as of the Effective Time, respectively.

(h) Regulatory Matters. No agency or department of federal, state or local government or any Regulatory Authority or the staff thereof shall have (i) asserted that any RBF Company is not in material compliance with any of the Laws or Orders that such governmental authority or Regulatory Authority enforces, (ii) revoked any material Permits, or (iii) issued, or required any RBF Company to consent to the issuance or adoption of, a cease and desist order, formal agreement, directive, commitment or memorandum of understanding, or any board resolution or similar undertaking, that, in the reasonable estimation of NCC, restricts or impairs the conduct of such RBF Company’s business or future prospects.

(i) Absence of Adverse Facts. There shall have been no determination by NCC in good faith that any fact, Litigation, claim, event or condition exists or has occurred that, in the judgment of NCC, (i) would have a Material Adverse Effect on, or which may be foreseen to have a Material Adverse Effect on, RBF or the consummation of the transactions provided for in this Agreement, or (ii) would render the Merger or the other transactions provided for in this Agreement impractical because of any state of war, national emergency, banking moratorium or general suspension of trading on any national securities exchange.

(j) Consents Under Agreements. RBF shall have obtained all consents or approvals of each Person (other than the Consents of the Regulatory Authorities) whose consent or approval shall be required in order to permit the succession by the Surviving Association to, or the continuation by an RBF Subsidiary of, as the case may be, any obligation, right or interest of RBF or such RBF Subsidiary under any loan or credit agreement, note, mortgage, indenture, lease, license, Contract or other agreement or instrument, except those for which failure to obtain such consents and approvals would not in the reasonable opinion of NCC, individually or in the aggregate, have a Material Adverse Effect on the Surviving Association or the RBF Subsidiary at issue or upon consummation of the transactions provided for in this Agreement.

(k) Certification of Claims. RBF shall have delivered a certificate to NCC that RBF is not aware of any pending, threatened or potential claim against the directors or officers of any of the RBF Companies or under the directors and officers insurance policy or the fidelity bond coverage of RBF or any RBF Company.

(l) Loan Portfolio. There shall not have been any material increase since the date of this Agreement in the Loans described or required to be described on Schedule 5.9(a)(iv); provided, however, that regardless of any such increase, the condition in this Section 9.2(l) shall be deemed to be satisfied if the quotient of the aggregate amount of the Classified Loans of the RBF Companies as of the RBF Measuring Date divided by the sum of (i) RBF’s equity plus (ii) the RBF Allowance, both as set forth on RBF’s balance sheet on the RBF Measuring Date, is less than 0.20.

(m) RBF Benefit Plans. NCC shall have received such evidence and documentation as it shall have reasonably requested to effectuate the provisions of Section 8.23(c) regarding the RBF Benefit Plans.

(n) Fairness Opinion. The fairness opinion described in Section 8.9(b) shall not have been withdrawn by the NCC Financial Advisor due to a Material Adverse Effect having occurred with regard to RBF between the date of this Agreement and the Effective Time.

(o) Legal Proceedings. No action, proceeding or claim shall have been instituted by any Person, and the Parties shall not have Knowledge of any threatened action, claim or proceeding by any Person, against RBF and/or its officers or directors that would result in a Material Adverse Effect on RBF.

9.3 Conditions to Obligations of RBF. The obligations of RBF to perform this Agreement and consummate the Merger and the other transactions provided for herein are subject to the satisfaction of the following conditions, unless waived by RBF pursuant to Section 11.4(b) of this Agreement:

(a) Representations and Warranties. The representations and warranties of NCC set forth or referred to in this Agreement or in any certificate or document delivered pursuant to the provisions hereof that are qualified as to materiality or Material Adverse Effect shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties that are confined to a specified date shall speak only as of such date), and the representations and warranties of NCC set forth or referred to in this Agreement or in any certificate or document delivered pursuant to the provisions hereof that are not so qualified shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties that are confined to a specified date shall speak only as of such date). Notwithstanding the foregoing, the representations and warranties of NCC set forth in the second sentence of Section 6.3 (Capital Stock) shall be true and correct in all respects, except for such failure to be true and correct as are de minimis, as of the date of this Agreement and the representations and warranties of NCC set forth in Section 6.6 (Absence of Certain Changes or Events) and Section 6.10 (Statements True and Correct) shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time.

(b) Performance of Obligations. Each and all of the agreements, obligations and covenants of NCC to be performed and complied with pursuant to this Agreement and the other agreements provided for herein prior to the Effective Time shall have been duly performed and complied with in all material respects.

(c) Certificates. NCC shall have delivered to RBF (i) a certificate, dated as of the Effective Time and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions to RBF’s obligations set forth in Sections 9.3(a) and 9.3(b) of this Agreement have been satisfied, (ii) certified copies of resolutions duly adopted by the NCC Board evidencing the taking of all corporate action necessary to authorize the Merger and the execution, delivery and performance of this Agreement by NCC, and the consummation of the transactions provided for herein, and (iii) certified copies of resolutions duly adopted by the Board of Directors of NBC and by NCC as the sole stockholder of NBC evidencing the taking of all corporate action necessary to authorize the Merger and the execution, delivery and performance of the Merger Agreement by NBC, and the consummation of the transactions provided for therein, all in such reasonable detail as RBF and its counsel shall request.

(d) Fairness Opinion. The fairness opinion described in Section 8.9(a) shall not have been withdrawn by the RBF Financial Advisor due to a Material Adverse Effect having occurred with regard to NCC between the date of this Agreement and the Effective Time.

(e) Regulatory Matters. No agency or department of federal, state or local government, or any Regulatory Authority or the staff thereof shall have (i) asserted that any NCC Company is not in material compliance with any of the Laws or Orders that such governmental authority or Regulatory Authority enforces, or (ii) issued, or required any NCC Company to consent to the issuance or adoption of, a cease and desist order, formal agreement, directive, commitment or memorandum of understanding, or any board resolution or similar undertaking that, in the reasonable estimation of RBF, restricts or impairs the conduct of such NCC Company’s business or future prospects.

(f) Absence of Adverse Facts. There shall have been no determination by RBF in good faith that any fact, Litigation, claim, event or condition exists or has occurred that, in the judgment of RBF, (i) would have a Material Adverse Effect on, or which may be foreseen to have a Material Adverse Effect on, NCC or the consummation of the transactions provided for in this Agreement, or (ii) would render the Merger or the other transactions provided for in this Agreement impractical because of any state of war, national emergency, banking moratorium or general suspension of trading on any national securities exchange.

(g) Legal Proceedings. No action, proceeding or claim shall have been instituted by any Person, and the Parties shall not have Knowledge of any threatened action, claim or proceeding by any Person, against any NCC Company and/or their respective officers or directors that would result in a Material Adverse Effect on NCC.

ARTICLE 10

TERMINATION

10.1 Termination. Notwithstanding any other provision of this Agreement, and notwithstanding the approval of this Agreement by the stockholders of RBF, this Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time:

(a) by mutual written consent of the NCC Board and the RBF Board; or

(b) by the NCC Board or the RBF Board in the event of an inaccuracy of any representation or warranty contained in this Agreement that cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching Party of such inaccuracy and which inaccuracy is reasonably likely, in the opinion of the non-breaching Party, to have, individually or in the aggregate, a Material Adverse Effect on the breaching Party; or

(c) by the NCC Board or the RBF Board in the event of a material breach by the other Party of any covenant, agreement or other obligation contained in this Agreement that cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching Party of such breach; or

(d) by the NCC Board or the RBF Board (provided that the terminating Party is not then in material breach of any representation, warranty, covenant, agreement or other obligation contained in this Agreement) if (i) any Consent of any Regulatory Authority required for consummation of the Merger or the other transactions provided for herein shall have been denied by final nonappealable action of such authority or if any action taken by such Regulatory Authority is not appealed within the time limit for appeal, or (ii) the stockholders of RBF fail to vote their approval of this Agreement and the transactions provided for herein as required by applicable Law at the RBF Stockholders’ Meeting where the transactions are presented to such RBF stockholders for approval and voted upon; or

(e) by the NCC Board if, notwithstanding any disclosures in the Schedules attached hereto or otherwise, (i) there shall have occurred any Material Adverse Effect with respect to RBF, or (ii) any facts or circumstances shall develop or arise after the date of this Agreement that are reasonably likely to cause or result in any Material Adverse Effect with respect to RBF, and such Material Adverse Effect (or such facts or circumstances) shall not have been remedied within fifteen (15) days after receipt by RBF of notice in writing from NCC specifying the nature of such Material Adverse Effect and requesting that it be remedied; or

(f) by the RBF Board if, notwithstanding any disclosures in the Schedules attached hereto or otherwise, (i) there shall have occurred any Material Adverse Effect with respect to NCC, or (ii) any facts or circumstances shall develop or arise after the date of this Agreement that are reasonably likely to cause or result in any Material Adverse Effect with respect to NCC, and such Material Adverse Effect (or such facts or circumstances) shall not have been remedied within fifteen (15) days after receipt by NCC of notice in writing from RBF specifying the nature of such Material Adverse Effect and requesting that it be remedied; or

(g) by the NCC Board or the RBF Board if the Merger shall not have been consummated on or before 270 days following the date of this Agreement, if the failure to consummate the transactions provided for herein on or before such date is not caused by any breach of this Agreement by the Party electing to terminate pursuant to this Section 10.1(g); provided, however, that if on such 270th day approval by a Regulatory Authority is pending and has not been finally resolved or any stockholder litigation referenced in Section 7.6 has not been resolved (by dismissal, settlement or otherwise), such number of days shall be automatically increased from 270 to 360; or

(h) by the NCC Board or the RBF Board if any of the conditions precedent to the obligations of such Party to consummate the Merger cannot be satisfied or fulfilled by the date specified in Section 10.1(g) of this Agreement and such failure was not the fault of the terminating Party; or

(i) by the NCC Board if (i) the holders of in excess of five percent (5%) of the outstanding shares of RBF Common Stock properly assert their dissenters’ rights of appraisal pursuant to applicable Law; or

(j) by the NCC Board if (i) the RBF Board shall have withdrawn, or adversely modified, or failed upon NCC’s request to reconfirm its recommendation of the Merger or this Agreement, (ii) the RBF Board shall have approved or recommended to the stockholders of RBF that they approve an Acquisition Proposal other than that contemplated by this Agreement, (iii) RBF fails to call the RBF Stockholders’ Meeting or otherwise breaches its obligations in Section 8.4 hereof, or (iv) any Person (other than RBF or an Affiliate of RBF) or group becomes the beneficial owner of 50% or more of the outstanding shares of RBF Common Stock; or

(k) by the RBF Board if it concludes in good faith that an Acquisition Proposal constitutes a Superior Proposal and (after consultation with outside legal counsel) that failure to terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal would likely result in a violation of its fiduciary duties under applicable Law; provided, however, that the RBF Board may not terminate this Agreement pursuant to this Section 10.1(k) unless and until (i) RBF shall have complied with the terms of this Agreement; (ii) the RBF Board determines in good faith (after consultation with outside legal counsel) that such Superior Proposal has been made and has not been withdrawn and continues to be a Superior Proposal after taking into account all adjustments to the terms of this Agreement that may be offered by NCC under this Section 10.1(k); (iii) the RBF Board has given NCC at least three (3) Business Days’ prior written notice of its intention to terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal (which notice shall specify the material terms and conditions of any such Superior Proposal, including the identity of the Person making such Superior Proposal) and has contemporaneously provided to NCC an unredacted copy of the relevant proposed transaction agreements with the Person making such Superior Proposal; and (iv) RBF has negotiated, and has caused its representatives to negotiate, in good faith with NCC during such notice period (to the extent NCC wishes to negotiate) to enable NCC to revise the terms of this Agreement such that it would cause such Superior Proposal to no longer constitute a Superior Proposal. In the event of any material change to the terms of such Superior Proposal, RBF shall, in each case, be required to deliver to NCC a new written notice, the notice period shall recommence, and RBF shall be required to comply with its obligations under this Section 10.1(k) with respect to such new written notice. Any termination under this Section 10.1(k) shall be subject to NCC’s receipt of the Termination Fee as set forth in Section 10.2(b) below, and if such amount is not received by NCC in accordance therewith, any purported termination pursuant to this Section 10.1(k) shall be null and void. RBF agrees (x) that it will not enter into a definitive agreement with respect to any Superior Proposal until at least the fifth (5th) Business Day after it has provided the notice to NCC required hereby, and (y) to notify NCC promptly in writing if its intention to enter into a definitive agreement referred to in its notification shall change at any time after giving such notification.

10.2 Effect of Termination.

(a) In the event of a termination of this Agreement by either the NCC Board or the RBF Board as provided in Section 10.1, this Agreement shall become void and there shall be no Liability or obligation on the part of NCC or RBF or their respective Subsidiaries or any of the officers or directors of any of them, except that this Section 10.2 and Article 11 and Sections 8.2 (Access to Information) and 8.7 (Expenses) of this Agreement shall survive any such termination; provided, however, that nothing herein shall relieve any breaching Party from Liability for an uncured willful breach of a representation, warranty, covenant, obligation or agreement giving rise to such termination.

(b) In the event that this Agreement is terminated (i) by the NCC Board pursuant to Section 10.1(j), (ii) by the RBF Board pursuant to Section 10.1(k), or (iii) otherwise by the RBF Board at a time when the NCC Board or NCC has grounds to terminate the Agreement pursuant to Section 10.1(j), then RBF shall, in the case of clause (i), two (2) Business Days after the date of such termination or, in the case of clause (ii) or (iii), on the date of such termination, pay to NCC, by wire transfer of immediately available funds, the amount of $1,250,000 (the “Termination Fee”).

(c) In the event that (i) after the date hereof an Acquisition Proposal shall have been publicly disclosed or any Person shall have publicly disclosed that, subject to the Merger being disapproved by RBF stockholders or otherwise rejected, it will make an Acquisition Proposal with respect to RBF and thereafter this Agreement is terminated by the NCC Board or the RBF Board pursuant to Section 10.1(d)(ii), and (ii) concurrently with such termination or within nine (9) months of such termination RBF enters into a definitive agreement with respect to an Acquisition Proposal or consummates an Acquisition Proposal, then RBF shall, upon the earlier of entering into a definitive agreement with respect to an Acquisition Proposal or consummating an Acquisition Proposal, pay to NCC, by wire transfer of immediately available funds, the Termination Fee.

(d) RBF acknowledges that the agreements contained in Sections 10.2(b) and 10.2(c) are an integral part of the transactions provided for in this Agreement, and that, without these agreements, NCC would not enter into this Agreement; accordingly, if RBF fails to promptly pay the amount due pursuant to Section 10.2(b) or Section 10.2(c), as the case may be, and, in order to obtain such payment, NCC commences a suit which results in a judgment for any of the Termination Fee, RBF shall pay NCC its costs and expenses (including attorneys’ fees) in connection with such suit.

(e) Notwithstanding anything to the contrary in this Agreement, other than in the case of a willful breach of this Agreement, the payment of the Termination Fee pursuant to this Section 10.2 shall fully discharge RBF from, and be the sole and exclusive remedy of NCC and NBC with respect to, any and all losses that may be suffered by them based upon, resulting from, or rising out of the circumstances give rise to such termination of this Agreement. In no event shall RBF be required to pay the Termination Fee on more than one occasion.

10.3 Non-Survival of Representations and Covenants. The respective representations, warranties, obligations, covenants and agreements of the Parties shall not survive the Effective Time, except for those covenants and agreements contained in this Agreement which by their terms apply in whole or in part after the Effective Time.

ARTICLE 11

MISCELLANEOUS

11.1 Definitions.

(a) Except as otherwise provided herein, the capitalized terms set forth below (in their singular and plural forms as applicable) shall have the following meanings:

“1933 Act” shall mean the Securities Act of 1933, as amended.

“1934 Act” shall mean the Securities Exchange Act of 1934, as amended.

“Acquisition Proposal,” with respect to RBF, means a tender or exchange offer, proposal for a merger, acquisition of all the stock or Assets of, consolidation or other business combination involving RBF or any of its Subsidiaries or any proposal or offer to acquire in any manner more than 10% of the voting power in, or more than 10% of the business, Assets or deposits of, RBF or any of its Subsidiaries, including a plan of liquidation of RBF or any of its Subsidiaries, other than the transactions contemplated by this Agreement.

“Affiliate” of a Person shall mean: (i) any other Person directly, or indirectly through one or more intermediaries, controlling, controlled by or under common control with such Person; (ii) any officer, director, partner, employer, or direct or indirect beneficial owner of any 10% or greater equity or voting interest of such Person; or (iii) any other Person for which a Person described in clause (ii) acts in any such capacity.

“Agency” means the Federal Housing Administration, the Federal Home Loan Mortgage Corporation, the Farmers Home Administration (now known as Rural Housing and Community Development Services), the Federal National Mortgage Association, the United States Department of Veterans’ Affairs, the Rural Housing Service of the U.S. Department of Agriculture or any other Regulatory Authority with authority to (i) determine any investment, origination, lending or servicing requirements with regard to mortgage Loans originated, purchased or serviced by any RBF Company or (ii) originate, purchase, or service mortgage Loans, or otherwise promote mortgage lending, including state and local housing finance authorities.

“Agreement” shall mean this Agreement and Plan of Merger, including the Exhibits and Schedules delivered pursuant hereto and incorporated herein by reference. References to “the date of this Agreement,” “the date hereof” and words of similar import shall refer to the date this Agreement was first executed, as indicated in the introductory paragraph on the first page hereof.

“Assets” of a Person shall mean all of the assets, properties, businesses and rights of such Person of every kind, nature, character and description, whether real, personal or mixed, tangible or intangible, accrued or contingent, or otherwise relating to or utilized in such Person’s business, directly or indirectly, in whole or in part, whether or not carried on the books and records of such Person, and whether or not owned in the name of such Person or any Affiliate of such Person and wherever located.

“Average Quoted Price” shall mean the price (rounded to two decimal places) derived by adding the closing price of one share of NCC Common Stock as reported on Nasdaq on each of the ten (10) consecutive trading days ending on the fifth business day prior to the date of the Closing, and dividing such sum by ten (10).

“BHC Act” shall mean the federal Bank Holding Company Act of 1956, as amended.

“Business Day” shall mean any day other than a Saturday, a Sunday or a day on which national banking institutions in Alabama are authorized or obligated by Law or executive order to close (provided that, with respect to filings to be made with the SEC, a day on which such a filing is to be made is a Business Day only if the SEC is open to accept filings).

“Classified Loans” means Loans that have been classified by any bank examiner, whether regulatory or internal, or, in the exercise of reasonable diligence by RBF or by any Regulatory Authority, should have been classified, as “other loans Specifically Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Watch List,” “Criticized,” “Credit Risk Assets,” “concerned loans” or words of similar import.

“Closing” shall mean the closing of the Merger and the other transactions provided for herein, as described in Section 1.2 of this Agreement.

“Consent” shall mean any consent, approval, authorization, clearance, exemption, waiver or similar affirmation by any Person pursuant to any Contract, Law, Order or Permit.

“Contract” shall mean any written or oral agreement, arrangement, authorization, commitment, contract, indenture, debenture, instrument, trust agreement, guarantee, lease, obligation, plan, practice, restriction, understanding or undertaking of any kind or character, or other document to which any Person is a party or that is binding on any Person or its capital stock, Assets or business.

“Default” shall mean (i) any breach or violation of or default under any Contract, Order or Permit, (ii) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of or default under any Contract, Order or Permit, or (iii) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right to terminate or revoke, change the current terms of, or renegotiate, or to accelerate, increase, or impose any Liability under, any Contract, Order or Permit, where, in any such event, such Default is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on a Party.

“Designated Representative”

(a) with respect to RBF, shall mean Michael L. Sleaford; and

(b) with respect to NCC, shall mean John H. Holcomb, III; William E. Matthews, V; and/or Richard Murray, IV.

“DGCL” shall mean the Delaware General Corporation Law, as amended.

“Disqualification” shall mean the occurrence of any of the following events: (i) the director or nominee shall be prohibited by Law, Order or otherwise from serving on the NCC Board or the board of directors of NBC, (ii) the director or nominee shall have been convicted of any felony, (iii) the director or nominee shall file (or any entity of which such director or nominee shall have been an executive officer or controlling person within the two (2) years prior to filing shall file) a voluntary petition under any federal or state bankruptcy or insolvency law, or the director or nominee shall become (or any entity of which the director or nominee shall have been an executive officer or controlling person within two (2) years prior to filing shall become) the subject of an involuntary petition filed under any such law that is not dismissed within 90 days, (iv) the director or nominee shall be involved in any of the events or circumstances enumerated in Item 401(f)(2)-(6) of Regulation S-K (or any successor or substitute provision of similar import) promulgated by the SEC, or similar provisions of state “blue sky” laws, (v) the director or nominee shall have been removed from the NCC Board by the stockholders of NCC without the encouragement or recommendation of NCC, (vi) the members of NCC’s or NBC’s nominating committee, as applicable, shall have concluded in good faith that nominating such individual would constitute a breach of their fiduciary duties, or (vii) the director or nominee shall have resigned or retired from the NCC Board or the board of directors of NBC, as applicable.

“Effective Time” shall mean the date and time at which the Merger becomes effective as provided in Section 1.3 of this Agreement.

“Employment Laws” shall mean all Laws relating to employment, equal employment opportunity, nondiscrimination, immigration, wages, unemployment wages, hours, benefits, collective bargaining, the payment of social security and similar taxes, occupational safety and health and plant closing, including, but not limited to, 42 U.S.C. § 1981, Title VII of the Civil Rights Act of 1964, as amended, the Civil Rights Act of 1991, the Age Discrimination in Employment Act, the Equal Pay Act, the Fair Labor Standards Act, the Family and Medical Leave Act, the Americans with Disabilities Act, Workers’ Compensation, Uniformed Services Employment and Re-Employment Rights Act of 1994, Older Workers Benefit Protection Act, Pregnancy Discrimination Act and the Worker Adjustment and Retraining Notification Act.

“Environmental Laws” shall mean all Laws which are administered, interpreted or enforced by the United States Environmental Protection Agency and state and local agencies with jurisdiction over pollution or protection of the environment.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Agent” shall mean Broadridge Corporate Issuer Solutions, Inc.

“FBCA” shall mean the Florida Business Corporation Act, as amended.

“FDIC” shall mean the Federal Deposit Insurance Corporation.

“FRB” or “Federal Reserve Board” shall mean Board of Governors of the Federal Reserve System.

“GAAP” shall mean generally accepted accounting principles, consistently applied during the periods involved.

“Hazardous Material” shall mean any pollutant, contaminant, or hazardous substance within the meaning of the Comprehensive Environment Response, Compensation, and Liability Act, 42 U.S.C. § 9601 et seq., or any similar federal, state or local Law.

“Insurer” means a Person who insures or guarantees for the benefit of the mortgagee all or any portion of the risk of loss upon borrower default on any of the mortgage Loans originated, purchased or serviced by any RBF Company, including the Federal Housing Administration, the United States Department of Veterans’ Affairs, the Rural Housing Service of the U.S. Department of Agriculture and any private mortgage insurer, and providers of hazard, title or other insurance with respect to such mortgage Loans or the related collateral.

“IRC” shall mean the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Knowledge” as used with respect to a Party or any of its Subsidiaries shall mean the actual knowledge of the officers and directors of such Party or its Subsidiary, as applicable, and that knowledge that any director of the Party or its Subsidiary, as applicable, would have obtained upon a reasonable examination of the books, records and accounts of such Party or its Subsidiary, as applicable, and that knowledge that any officer of the Party or its Subsidiary, as applicable, would have obtained upon a reasonable examination of the books, records and accounts of such officer and such Party or its Subsidiary, as applicable.

“Law” shall mean any code, law, ordinance, regulation, reporting or licensing requirement, rule, or statute applicable to a Person or its Assets, Liabilities or business, including without limitation those promulgated, interpreted or enforced by any of the Regulatory Authorities.

“Liability” shall mean any direct or indirect, primary or secondary, liability, indebtedness, obligation, penalty, cost or expense (including without limitation costs of investigation, collection and defense), claim, deficiency, guaranty or endorsement of or by any Person (other than endorsements of notes, bills, checks and drafts presented for collection or deposit in the ordinary course of business) of any type, whether accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured, or otherwise.

“Lien” shall mean any conditional sale agreement, default of title, easement, encroachment, encumbrance, hypothecation, infringement, lien, mortgage, pledge, reservation, restriction, security interest, title retention or other security arrangement, or any adverse right or interest, charge or claim of any nature whatsoever of, on or with respect to any property or property interest, other than (i) Liens for current property Taxes not yet due and payable, (ii) for depository institution Subsidiaries of a Party, pledges to secure deposits and other Liens incurred in the ordinary course of the banking business, and (iii) Liens which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on a Party.

“Litigation” shall mean any action, arbitration, cause of action, claim, complaint, criminal prosecution, demand letter, governmental or other examination or investigation, hearing, inquiry, administrative or other proceeding or notice (written or oral) by any Person alleging potential Liability or requesting information relating to or affecting a Party, its business, its Assets (including without limitation Contracts related to it), or the transactions provided for in this Agreement, but shall not include regular, periodic examinations of depository institutions and their Affiliates by Regulatory Authorities.

“Loan Investor” means any Person (including an Agency) having a beneficial interest in any mortgage Loan originated, purchased or serviced by any RBF Company or a security backed by or representing an interest in any such mortgage Loan.

“Loan Property” shall mean any property owned by a Party in question or by any of its Subsidiaries or in which such Party or Subsidiary holds a security interest, and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

“Material Adverse Effect” on a Party shall mean an event, change or occurrence that, individually or together with any other event, change or occurrence, has a material adverse impact on (i) the financial position, results of operations, business or prospects of such Party and its Subsidiaries, taken as a whole, or (ii) the ability of such Party to perform its obligations under this Agreement or to consummate the Merger or the other transactions provided for in this Agreement; provided, however, that “material adverse impact” shall not be deemed to include the impact of (w) changes in, or effects arising from or relating to, general business or economic conditions affecting the industry in which a Party operates, (x) changes in banking and similar Laws of general applicability or interpretations thereof by courts of governmental authorities, (y) changes in GAAP or RAP generally applicable to banks and their holding companies and (z) the Merger or the announcement of the Merger on the operating performance of the Parties, except to the extent that the changes described in clauses (w), (x) and (y) have a materially disproportionate adverse effect on such Party relative to other similarly situated participants in the markets in which such Party operates.

“Merger” shall mean the merger of RBF with and into NBC referred to in the Preamble of this Agreement.

“Nasdaq” shall mean the Nasdaq Global Select Market System.

“NCC Board” shall mean the Board of Directors of NCC.

“NCC Common Stock” shall mean the common stock of NCC, par value $0.01 per share.

“NCC Companies” shall mean, collectively, NCC and all NCC Subsidiaries.

“NCC Financial Statements” shall mean (i) the audited consolidated balance sheets (including related notes and schedules, if any) of NCC as of December 31, 2014, 2013 and 2012, and the related statements of income, changes in stockholders’ equity and cash flows (including related notes and schedules, if any) for the years then ended, and (ii) the consolidated balance sheets of NCC (including related notes and schedules, if any) and related statements of income, changes in stockholders’ equity and cash flows (including related notes and schedules, if any) with respect to periods ended subsequent to December 31, 2014.

“NCC Preferred Stock” shall mean the preferred stock of NCC, par value $0.01 per share.

“NCC Subsidiaries” shall mean the Subsidiaries of NCC.

“OCC” shall mean the Office of the Comptroller of the Currency.

“Order” shall mean any administrative decision or award, decrees, injunction, judgment, regulation, directive, consent agreement, memorandum of understanding, order, quasi-judicial decision or award, ruling, or writ of any federal, state, local or foreign or other court, arbitrator, mediator, tribunal, administrative agency or Regulatory Authority.

“Participation Facility” shall mean any facility in which the Party in question or any of its Subsidiaries participates in the management and, where required by the context, includes the owner or operator or such property, but only with respect to such property.

“Party” shall mean RBF, NCC or NBC, and “Parties” shall mean RBF, NCC and NBC.

“Permit” shall mean any federal, state, local and foreign governmental approval, authorization, certificate, easement, filing, franchise, license, notice, permit or right to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person or its securities, Assets or business.

“Person” shall mean a natural person or any legal, commercial or governmental entity, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, trust, business association, group acting in concert or any person acting in a representative capacity.

“RAP” means regulatory accounting principles.

“RBF Board” shall mean the Board of Directors of RBF.

“RBF Call Reports” shall mean (i) the Reports of Income and Condition of RBF for the years ended December 31, 2014, 2013 and 2012, as filed with the FDIC; and (ii) the Reports of Income and Condition of RBF delivered by RBF to NCC with respect to periods ended subsequent to December 31, 2014.

“RBF Common Stock” shall mean the common stock of RBF, par value $5.00 per share.

“RBF Companies” shall mean, collectively, RBF and all RBF Subsidiaries.

“RBF Designee” means one (1) director of RBF to be identified by NCC before the Effective Time who is reasonably acceptable to RBF.

“RBF Financial Statements” shall mean (i) the audited balance sheets (including related notes and schedules, if any) of RBF as of December 31, 2014, 2013 and 2012, and the related statements of income, changes in stockholders’ equity and cash flows (including related notes and schedules, if any) for the years then ended, together with the report thereon of Saltmarsh, Cleveland & Gund, independent certified public accountants, and (ii) the unaudited balance sheets of RBF (including related notes and schedules, if any) and related statements of income and changes in stockholders’ equity (including related notes and schedules, if any) with respect to periods ended subsequent to December 31, 2014.

“RBF Stock Option Plans” means the Reunion Bank of Florida Directors’ Stock Option Plan dated October 8, 2008, as amended, and the Reunion Bank of Florida Officers’ and Employees’ Stock Option Plan dated October 8, 2008, as amended.

“RBF Stockholders’ Meeting” shall mean the meeting of the stockholders of RBF to be held pursuant to Section 8.4 of this Agreement, including any adjournment or adjournments thereof.

“RBF Subsidiaries” shall mean the Subsidiaries of RBF, which shall include the RBF Subsidiaries described in Section 5.4 of this Agreement and any corporation, bank, savings association or other organization acquired as a Subsidiary of RBF in the future and owned by RBF at the Effective Time.

“Regulatory Authorities” shall mean, collectively, the Federal Trade Commission, the United States Department of Justice, the FRB, the OCC, the FDIC, all state regulatory agencies having jurisdiction over the Parties and their respective Subsidiaries, the NASD and the SEC.

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Laws” shall mean the 1933 Act, the 1934 Act, the Investment Company Act of 1940 as amended, the Investment Advisers Act of 1940, as amended, the Trust Indenture Act of 1939, as amended, and the rules and regulations of any Regulatory Authority promulgated thereunder.

“Subsidiaries” shall mean all those corporations, banks, associations or other entities of which the entity in question owns or controls 50% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 50% or more of the outstanding equity securities is owned directly or indirectly by its parent; provided, however, there shall not be included any such entity acquired through foreclosure or any such entity the equity securities of which are owned or controlled in a fiduciary capacity.

“Superior Proposal” means a bona fide written Acquisition Proposal which the RBF Board concludes in good faith to be more favorable from a financial point of view to RBF’s stockholders than the Merger and the other transactions contemplated hereby, (i) after receiving the advice of its financial advisors (who shall be a nationally recognized investment banking firm, NCC agreeing that the RBF Financial Advisor is a nationally recognized investment banking firm), (ii) after taking into account the likelihood of consummation of such transaction on the terms set forth therein (as compared to, and with due regard for, the terms herein) and (iii) after taking into account all legal (with the advice of outside legal counsel), financial (including the financing terms of any such proposal), regulatory and other aspects of such proposal and any other relevant factors permitted under applicable Law; provided that for purposes of the definition of “Superior Proposal,” the references to “more than 10%” in the definition of Acquisition Proposal shall be deemed to be references to “100%” and the definition of Acquisition Proposal shall only refer to a transaction involving RBF and not its Subsidiaries.

“Taxes” shall mean any federal, state, county, local, foreign and other taxes, assessments, charges, fares, and impositions, including interest and penalties thereon or with respect thereto.

(b) Capitalized terms defined in other Sections of this Agreement shall have the definitions set forth in such Sections, as indicated below.

Defined Term	Section

Adjusted RBF Shareholders’ Equity	9.2(d)

Acquisition Agreement	7.5(a)

Act	5.34

Articles of Merger	1.3

Cash Election Share	3.1(e)(i)

Cash Share Limitation	3.1(e)(i)

Certificate of Objections	8.5

Certificate of Merger	1.3

COBRA Coverage	5.14(f)(i)

Conforming Adjustments	8.13

Covered Employees	8.23(a)

Cutoff	4.2

D&O Insurance	8.16(c)

Dissenter Provisions	3.3

Dissenting Stockholder	3.3

Election Deadline	3.1(e)(iii)

Election Form	3.1(e)(ii)

Employment Agreements	8.21(c)

Employment Agreement Termination Letters	8.22(a)

Exchange Ratio	3.1(d)

Identifiable Personal Information	5.31

Indemnified Party	8.16(a)

Loans	5.9(a)(i)

Maximum D&O Tail Premium	8.16(c)

NBC	Preamble

NCC	Preamble

NCC Financial Advisor	8.9(b)

NCC Option	3.1(f)

OFAC	5.12(b)

Per Share Cash Consideration	3.1(e)(i)

Potential Cash Payment	3.1(e)(v)(A)

Proxy Statement/Prospectus	5.18

RBF	Preamble

Defined Term	Section

RBF Advisory Fee	5.24

RBF Allowance	5.9(a)(v)

RBF Benefit Plans	5.14(a)

RBF Certificate	4.2

RBF Contracts	5.15

RBF Dissenting Shares	3.3

RBF ERISA Plan	5.14(a)

RBF Financial Advisor	8.9(a)

RBF Litigation Reserve RBF Measuring Date	5.9(a)(v) 9.2(d)

RBF Option	3.1(f)

RBF OREO Reserve	5.9(a)(v)

Related Interest	5.15

SERP	8.23(f)

Share Limitation	3.1(c)(1)

Stock Election Shares	3.1(e)(iii)

Surviving Association S-4 Registration Statement	1.1 5.18

Takeover Laws	5.28

Tax Opinion	9.1(e)

Termination Fee	10.2(b)

Total Cash Amount	3.1(e)(i)

11.2 Entire Agreement. Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) constitutes the entire agreement between the parties hereto with respect to the transactions provided for herein and supersedes all prior arrangements or understandings with respect thereto, written or oral.

11.3 Amendments. This Agreement may be amended by NCC and RBF, by action taken or authorized by their respective Boards, at any time before or after approval of the matters presented in connection with this Agreement by the stockholders of RBF; provided, however, that after any approval of the transactions contemplated by this Agreement by the stockholders of RBF, there may not be, without further approval of such stockholders, any amendment of this Agreement that requires further approval under applicable Law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of NCC and RBF.

11.4 Waivers.

(a) Prior to or at the Effective Time, NCC, acting through its Board, chief executive officer or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by RBF, to waive or extend the time for the compliance or fulfillment by RBF of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of NCC and/or NBC under this Agreement, except any condition that, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of NCC. No representation or warranty in this Agreement shall be affected or deemed waived by reason of the fact that NCC, NBC and/or their respective representatives knew or should have known that any such representation or warranty was, is, might be or might have been inaccurate in any respect.

(b) Prior to or at the Effective Time, RBF, acting through the RBF Board, chief executive officer or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by NCC or NBC, to waive or extend the time for the compliance or fulfillment by NCC or NBC of any and all of their respective obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of RBF under this Agreement, except any condition that, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of RBF. No representation or warranty in this Agreement shall be affected or deemed waived by reason of the fact that RBF and/or its representatives knew or should have known that any such representation or warranty was, is, might be or might have been inaccurate in any respect.

11.5 Assignment. Except as expressly provided for herein, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any Party (whether by operation of Law or otherwise) without the prior written consent of the other Parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

11.6 Notices. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile transmission, by registered or certified mail, postage prepaid, or by courier or overnight carrier, to the persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered:

If to RBF, to:	Reunion Bank of Florida
1892 East Burleigh Boulevard
Tavares, Florida 32778
Telecopy Number: (352) 343-4958
	Attention:	Michael L. Sleaford

with a copy to:	Smith Mackinnon, PA
Citrus Center, Suite 1200
255 South Orange Avenue
Orlando, Florida 32801
Telecopy Number: (407) 843-2448
	Attention:	John P. Greeley, Esq.

If to NCC or NBC, to:	National Commerce Corporation
813 Shades Creek Parkway, Suite 100
Birmingham, AL 35209
Telecopy Number: (205) 313-8101
	Attention:	William E. Matthews, V

with a copy to:	Maynard, Cooper & Gale, P.C.
1901 Sixth Avenue North
2400 Regions/Harbert Plaza
Birmingham, AL 35203
Telecopy Number: (205) 254-1999
	Attention:	John P. Dulin, Jr., Esq.

11.7 Brokers and Finders. Except as provided in Section 5.24, each of the Parties represents and warrants that neither it nor any of its officers, directors, employees or Affiliates has employed any broker or finder or incurred any Liability for any financial advisory fees, investment bankers’ fees, brokerage fees, commissions or finders’ fees in connection with this Agreement or the transactions provided for herein. In the event of a claim by any broker or finder based upon his or its representing or being retained by or allegedly representing or being retained by RBF or NCC, each of RBF and NCC, as the case may be, agrees to indemnify and hold the other Party harmless of and from any Liability with respect to any such claim.

11.8 Governing Law; Jury Waiver. This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware without regard to any applicable conflicts of Laws, except to the extent federal Law shall be applicable. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.8.

11.9 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same document with the same force and effect as though all parties had executed the same document. The exchange of copies of this Agreement and of signature pages by fax, email or similar electronic means shall constitute effective execution and delivery of this Agreement as to the Parties and may be used in lieu of the original Agreement for all purposes. Transmission of executed counterparts by fax, email or similar electronic means shall have the same effect as physical delivery of manually signed originals.

11.10 Captions. The captions as to contents of particular articles, sections or paragraphs contained in this Agreement are for reference purposes only and are not part of this Agreement.

11.11 Enforcement of Agreement. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity. In any dispute or action between the Parties arising out of this Agreement, including any Litigation, arbitration, and appellate proceedings (and efforts to enforce the judgment, award or other disposition of any of the same), the prevailing party shall be entitled to have and recover from the other Party all reasonable fees, costs and expenses incurred in connection with such dispute or action (including reasonable attorneys’ fees).

11.12 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

11.13 Construction of Terms. Where the context so requires or permits, the use of singular form includes the plural, and the use of the plural form includes the singular, and the use of any gender includes any and all genders. Accounting terms used and not otherwise defined in this Agreement have the meanings determined by, and all calculations with respect to accounting or financial matters unless otherwise provided for herein, shall be computed in accordance with generally accepted accounting principles, consistently applied. References herein to articles, sections, paragraphs, subparagraphs or the like shall refer to the corresponding articles, sections, paragraphs, subparagraphs or the like of this Agreement. The words “hereof,” “herein,” and terms of similar import shall refer to this entire Agreement. Unless the context clearly requires otherwise, the use of the terms “including,” “included,” “such as,” or terms of similar meaning, shall not be construed to imply the exclusion of any other particular elements.

11.14 Schedules. The disclosures in the Schedules to this Agreement must relate only to the representations and warranties in the Section of the Agreement to which they expressly relate and not to any other representation or warranty in this Agreement. In the event of any inconsistency between the covenants or statements in the body of this Agreement and those in the Schedules (other than an exception expressly set forth as such in the Schedules with respect to a specifically identified representation or warranty), the covenants and statements in the body of this Agreement will control.

11.15 Exhibits and Schedules. Each of the Exhibits and Schedules attached hereto is an integral part of this Agreement and shall be applicable as if set forth in full at the point in the Agreement where reference to it is made.

11.16 No Third Party Beneficiaries. Except (i) for Section 8.16, which is intended to benefit each Indemnified Party and his or her heirs and representatives, (ii) for Section 8.23(f), which is intended to benefit each officer and his or her heirs and representatives as set forth therein, (iii) for the second sentence in Section 8.18, which is intended to benefit each director of RBF, and (iv) if the Effective Time occurs, the right of the holders of RBF Common Stock and RBF Options to receive the Merger consideration payable pursuant to this Agreement, nothing in this Agreement expressed or implied is intended to confer upon any Person, other than the Parties or their respective successors, any right, remedies, obligations or Liabilities under or by reason of this Agreement, except as expressly contemplated by this Agreement.

11.17 Alternative Structure. Notwithstanding anything to the contrary contained in this Agreement, at any time prior to or following the Effective Time, NCC shall be entitled to revise the structure of the Merger in order to substitute a different NCC Subsidiary (or no NCC Subsidiary) in the place of NBC, whereby RBF or such other NCC Subsidiary would be the surviving bank upon consummation of the Merger, or whereby the Merger would be abandoned, provided in any case that each of the transactions comprising such revised structure shall (i) fully qualify as, or fully be treated as part of, one or more tax free reorganizations within the meaning of Section 368(a) of the IRC, (ii) be capable of consummation in as timely a manner as the Merger provided for herein, and (iii) not otherwise be prejudicial to the interests of RBF’s stockholders. This Agreement and any related documents shall be appropriately amended in order to reflect any such revised structure.

[Signature pages follow]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed on its behalf and its seal to be hereunto affixed and attested by its respective authorized officers as of the day and year first above written.

NATIONAL COMMERCE CORPORATION
Attest:

By:	/s/ Cindy Payton	By:	/s/ John H. Holcomb, III
	Cindy Payton		John H. Holcomb, III
	Secretary		Chairman and CEO

NATIONAL BANK OF COMMERCE
Attest:

By:	/s/ Cindy Payton	By:	/s/ John H. Holcomb, III
	Cindy Payton		John H. Holcomb, III
	Secretary		Chairman of the Board

REUNION BANK OF FLORIDA
Attest:

By:	/s/ James J. Bange, Jr.	By:	/s/ Michael L. Sleaford
Michael L. Sleaford
President and Chief Executive Officer

List of Exhibits

Exhibit A	Form of Non-Competition Agreement

Exhibit B	Form of Claims Letter

Exhibit C	Form of 5-Year Employment Agreement

Exhibit D	Form of 3-Year Employment Agreement

List of Schedules

Schedule 5.2(b):	No Conflict (RBF)

Schedule 5.2(c):	Notices; Consents (RBF)

Schedule 5.3(a):	Outstanding Stock Options (RBF)

Schedule 5.4(b):	Subsidiaries’ Outstanding Capital Stock (RBF)

Schedule 5.5:	Financial Statements (RBF)

Schedule 5.6:	Undisclosed Liabilities (RBF)

Schedule 5.7:	Changes or Events (RBF)

Schedule 5.8(f):	Disallowed Deductions under IRC Sections 280G or 162(m) (RBF)

Schedule 5.9(a)(i)	Loans over 90 Days (RBF)

Schedule 5.9(a)(ii)	Insider Loans (RBF)

Schedule 5.9(a)(iv):	Classified Loans (RBF)

Schedule 5.9(b):	Loan Repurchase Obligations (RBF)

Schedule 5.10:	Liens (RBF)

Schedule 5.10(a):	Real Property (RBF)

Schedule 5.10(b):	Leasehold Property (RBF)

Schedule 5.10(c):	Insurance Policies (RBF)

Schedule 5.12:	Compliance With Laws (RBF)

Schedule 5.13(b):	Officers and Directors (RBF)

Schedule 5.14(a):	Employee Benefit Plans (RBF)

Schedule 5.14(c):	Payments Due Directors and Employees (RBF)

Schedule 5.14(e)	Tax Gross-Ups

Schedule 5.15:	Material Contracts (RBF)

Schedule 5.16:	Legal Proceedings (RBF)

Schedule 5.20:	Offices (RBF)

Schedule 5.22:	Intellectual Property (RBF)

Schedule 5.24:	Broker’s Fees (RBF)

Schedule 5.29:	Management Contracts (RBF)

Schedule 6.5:	Undisclosed Liabilities (NCC)

Schedule 6.9:	Legal Proceedings (NCC)

Schedule 7.2(i)	Incentive Compensation Cap

Schedule 7.2(n):	Unfunded Loan Commitments (RBF)

Schedule 8.14:	Deadlines for Extensions (RBF)

Schedule 8.21(a):	Employment Agreement Termination Letters

Schedule 8.21(b):	5-Year Employment and Non-Competition Agreements

Schedule 8.21(c):	3-Year Employment and Non-Competition Agreements

Schedule 8.23(e)	Parties to an RBF Employment Agreement

Schedule 8.23(f):	Supplemental Executive Retirement Plan

APPENDIX B

APPLICABLE DISSENT PROVISIONS

Florida Statutes

658.41 Merger; resulting state or national bank.

(1) Upon filing of an application with the office by the constituent banks or trust companies, and upon approval by the office, banks and state trust companies may be merged with a resulting state bank or state trust company, as prescribed in this code, except that the action by a constituent national bank shall be taken in the manner prescribed by, and shall be subject to, any limitations or requirements imposed by any law of the United States applicable thereto, which shall also govern the rights of its dissenting shareholders; and the terms and provisions of the plan of merger and merger agreement required by s. 658.42, as they relate to a constituent national bank, shall conform with such federal laws. The application shall be accompanied by a plan of merger and merger agreement as provided in s. 658.42.

(2) The laws of this state do not restrict the right of a state bank or state trust company to merge with a resulting national bank or out-of-state bank. In such case the action to be taken by a constituent state bank or state trust company, and its rights and liabilities and those of its shareholders, are the same as those prescribed for constituent national banks at the time of the action by the applicable federal law and not the law of this state.

United States Code

§215a. Merger of national banks or State banks into national banks.

. . .

(b) Dissenting shareholders

If a merger shall be voted for at the called meetings by the necessary majorities of the shareholders of each association or State bank participating in the plan of merger, and thereafter the merger shall be approved by the Comptroller, any shareholder of any association or State bank to be merged into the receiving association who has voted against such merger at the meeting of the association or bank of which he is a stockholder, or has given notice in writing at or prior to such meeting to the presiding officer that he dissents from the plan of merger, shall be entitled to receive the value of the shares so held by him when such merger shall be approved by the Comptroller upon written request made to the receiving association at any time before thirty days after the date of consummation of the merger, accompanied by the surrender of his stock certificates.

(c) Valuation of shares

The value of the shares of any dissenting shareholder shall be ascertained, as of the effective date of the merger, by an appraisal made by a committee of three persons, composed of (1) one selected by the vote of the holders of the majority of the stock, the owners of which are entitled to payment in cash; (2) one selected by the directors of the receiving association; and (3) one selected by the two so selected. The valuation agreed upon by any two of the three appraisers shall govern. If the value so fixed shall not be satisfactory to any dissenting shareholder who has requested payment, that shareholder may, within five days after being notified of the appraised value of his shares, appeal to the Comptroller, who shall cause a reappraisal to be made which shall be final and binding as to the value of the shares of the appellant.

(d) Application to shareholders of merging associations: appraisal by Comptroller; expenses of receiving association; sale and resale of shares; State appraisal and merger law

If, within ninety days from the date of consummation of the merger, for any reason one or more of the appraisers is not selected as herein provided, or the appraisers fail to determine the value of such shares, the

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Comptroller shall upon written request of any interested party cause an appraisal to be made which shall be final and binding on all parties. The expenses of the Comptroller in making the reappraisal or the appraisal, as the case may be, shall be paid by the receiving association. The value of the shares ascertained shall be promptly paid to the dissenting shareholders by the receiving association. The shares of stock of the receiving association which would have been delivered to such dissenting shareholders had they not requested payment shall be sold by the receiving association at an advertised public auction, and the receiving association shall have the right to purchase any of such shares at such public auction, if it is the highest bidder therefor, for the purpose of reselling such shares within thirty days thereafter to such person or persons and at such price not less than par as its board of directors by resolution may determine. If the shares are sold at public auction at a price greater than the amount paid to the dissenting shareholders, the excess in such sale price shall be paid to such dissenting shareholders. The appraisal of such shares of stock in any State bank shall be determined in the manner prescribed by the law of the State in such cases, rather than as provided in this section, if such provision is made in the State law; and no such merger shall be in contravention of the law of the State under which such bank is incorporated. The provisions of this subsection shall apply only to shareholders of (and stock owned by them in) a bank or association being merged into the receiving association.

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APPENDIX C

FAIRNESS OPINION OF MONROE FINANCIAL PARTNERS, INC. TO REUNION BOARD OF DIRECTORS

July 7, 2015

Board of Directors

Reunion Bank of Florida

1892 East Burleigh Boulevard

Tavares, FL 32778

Members of the Board:

We understand that Reunion Bank of Florida (“RBF”) and National Commerce Corporation (“NCC”) and its wholly owned subsidiary National Bank of Commerce (“NBC”) have entered into an Agreement and Plan of Merger dated July 7, 2015 ( the “Agreement”), pursuant to which RBF will be acquired by NCC and merge with and into NBC (the “Merger”). Under the terms of the Agreement, the outstanding common shares of RBF shall be converted into and exchanged for the right to receive either 0.7273 shares of NCC common stock (the “Exchange Ratio”) or $16.00 per share in cash (the “Per Share Cash Consideration”), subject to certain limitations as set forth in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Exchange Ratio and the Per Share Cash Consideration to be received by the shareholders of RBF in the Merger. The other terms and conditions of the Merger are fully set forth in the Agreement and capitalized terms used herein without definition shall have meanings assigned to them in the Agreement.

Monroe Financial Partners, Inc. (“Monroe”) is a Financial Industry Regulatory Authority (FINRA) member investment banking firm, which specializes in the securities of financial institutions. As part of our investment banking activities, we are regularly engaged in the valuation of financial institutions and transactions relating to their securities. We regularly publish our research on independent, community banks regarding their financial and stock price performance. We are familiar with the commercial banking industry in Florida and the major commercial banks operating in that market. In rendering this fairness opinion, we have acted on behalf of the Board of Directors of RBF and will receive a fee for our services. RBF has also agreed to reimburse us for our reasonable out-of-pocket expenses and has agreed to indemnify us for certain liabilities arising out of our engagement.

In reaching our opinion, we have analyzed the respective financial positions, both current and historical, of RBF and NCC. We have reviewed: (i) the Agreement; (ii) audited financial information of RBF and NCC for the years ending December 31, 2010 through 2014; (iii) unaudited financial information of RBF and NCC for the three months ended March 31, 2015; and (iv) certain financial statements and other historical financial information of RBF and NCC that we deemed relevant in determining the parties financial capacity to undertake the Merger. We have also: (a) held discussions with members of the managements of RBF and NCC regarding historical and

SERVING COMMUNITY BANKS SINCE 1968

www.MonroeFP.com

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Board of Directors

Reunion Bank of Florida

July 7, 2015

current business operations, financial condition and future prospects of their respective companies; (b) reviewed the historical market prices and any trading activity for the common stocks of both RBF and NCC; (c) compared the results of operations of RBF and NCC with those of certain banking companies which we deemed to be comparable and relevant; (d) compared the proposed financial terms of the Merger with the financial terms, to the extent publicly available, of certain other recent business combinations of commercial banking organizations; (e) considered the current market environment generally and the commercial banking environment in particular; and (f) considered such other information, financial studies, analyses and investigations and financial, economic and market criteria as we deemed relevant.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by RBF and NCC or their respective representatives or that was otherwise reviewed by us and we have assumed such accuracy and completeness for purposes of rendering this opinion. We have further relied on the assurances of the senior management of each of RBF and NCC that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to undertake, and have not undertaken, an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of RBF and NCC or any of its subsidiaries, or the collectability of any such assets, nor have we been furnished with any such evaluations or appraisals. We did not make an independent evaluation of the adequacy of the allowance for loan losses of RBF and NCC nor have we reviewed any individual credit files relating to RBF and NCC.

With respect to the financial projections for RBF and NCC used by Monroe in its analyses, the senior management of RBF and NCC confirmed to us that those projections reflected the best currently available estimates and judgments of the future financial performances of RBF and NCC. We assumed that the financial performances reflected in all projections and estimates used by us in our analyses would be achieved. We express no opinion as to such financial projections or estimates or the assumptions on which they are based. We have also assumed that there has been no material change in the assets, financial condition, results of operations, business or prospects of RBF and NCC since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to the Agreement will perform all of the covenants required to be performed by such party under the Agreement and that the conditions precedent in the Agreement are not waived. Finally, with your consent, we have relied upon the advice RBF received from its legal, accounting and tax advisors as to all legal, accounting, regulatory and tax matters relating to the Merger and the other transactions contemplated by the Agreement.

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We express no opinion on matters of a legal, regulatory, tax or accounting nature or the ability of the Merger, as set forth in the Agreement, to be consummated.

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Board of Directors

Reunion Bank of Florida

July 7, 2015

Our opinion is directed to the Board of Directors of RBF in connection with its consideration of the Merger and does not constitute a recommendation to any shareholder of RBF as to how such shareholder should vote at any meeting of shareholders called to consider and vote upon the Merger or any transaction related thereto. Our opinion is directed only to the fairness, from a financial point of view, of the consideration to be received in the Merger by RBF’s shareholders and does not address the underlying business decision of RBF to engage in the Merger, the relative merits of the Merger as compared to any other alternative business strategies or transaction that might exist for RBF or the effect of any other transaction in which RBF might engage. We do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Merger or in any other related transaction by any officer, director, or employee, or class of such persons, relative to the compensation to be received in the Merger by any other shareholder. Our opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or in any other document, nor shall this opinion be used for any other purposes, without Monroe’s prior written consent. This opinion has been approved by Monroe’s fairness opinion committee.

Based upon and subject to the foregoing, it is our opinion, as of the date hereof, that the Exchange Ratio and Per Share Cash Consideration to be received in the Merger is fair, from a financial point of view, to the shareholders of Reunion Bank of Florida.

Sincerely,

MONROE FINANCIAL PARTNERS, INC.

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers

Delaware General Corporation Law

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for payments of unlawful dividends or unlawful stock repurchases, or (iv) for any transactions from which the director derived an improper personal benefit.

Section 145 of the DGCL provides that a corporation has the power to indemnify any person, including directors, officers, employees, and agents, who was or is a party or who is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that such person is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement, actually and reasonably incurred by such person in connection with such suit, action, or proceeding, if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, if such person had no reasonable cause to believe his or her conduct was unlawful; provided, that, in the case of any threatened, pending, or completed action by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue, or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that a court shall determine that such indemnity is proper. Where a director, officer, employee, or agent is successful on the merits or otherwise in the defense of any action referred to above, the corporation is required under the DGCL to indemnify such person against any expenses (including attorneys’ fees) reasonably incurred by such person in connection with the action.

Certificate of Incorporation and Bylaws

Article 9 of NCC’s certificate of incorporation limits the personal liability of NCC’s directors to the company or its stockholders for monetary damages for breach of fiduciary duty to the extent provided by Section 102(b)(7) of the DGCL.

Pursuant to Article 6 of NCC’s bylaws, NCC will indemnify and hold harmless its directors and officers to the fullest extent permitted by the DGCL, as it now exists or may hereafter be amended, from and against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred in connection with any action, suit, or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was one of NCC’s directors or officers or, while a director or officer, is or was serving at NCC’s request in any position or capacity for any other entity. NCC’s bylaws further provide for the advancement of expenses to directors or officers in defending any proceeding in advance of its final disposition; provided that, to the extent required by law, such an advancement will be made only upon receipt of an undertaking to repay all amounts advanced if it is ultimately determined by final judicial decision that he or she is not entitled to be indemnified for such expenses. In addition, NCC’s bylaws permit the company’s board of directors to provide for indemnification and advancement of expenses to NCC’s employees and agents to the extent and in the manner permitted by the DGCL.

Insurance and Contractual Arrangements

NCC’s bylaws authorize the company to purchase and maintain insurance on behalf of its directors, officers, employees, and agents, and persons serving at the company’s request in any position or capacity for any other entity, against any liability asserted against or incurred by him or her, or arising out of his or her status as such, whether or not the company would have the power or obligation to indemnify such person against the liability.

NCC maintains standard policies of insurance under which coverage is provided (i) to NCC’s directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (ii) to NCC with respect to payments that may be made by NCC to such officers and directors pursuant to the above indemnification provisions or otherwise as a matter of law. NCC currently maintains management liability insurance, excess director and officer liability insurance, and Side A director and officer liability insurance.

NCC’s bylaws also provide that the indemnification rights set forth in the bylaws are not exclusive of other indemnification rights to which an indemnified party may be entitled under any statute, rule of law, provision in the company’s certificate of incorporation or bylaws, agreement, vote of stockholders or disinterested directors, or otherwise. In this regard, NCC has entered into an indemnification agreement with each of its directors and executive officers that provides a contractual right to indemnification and advancement of expenses. These indemnification agreements require NCC to indemnify its directors and executive officers to the fullest extent permitted by Delaware law and for certain liabilities incurred as a result of actions brought, or threatened to be brought, against such directors and executive officers in connection with their duties, subject to certain limitations. NCC is also required to advance expenses to its directors and executive officers upon request to the fullest extent permitted by Delaware law and subject to the same restrictions applicable to indemnification payments. The agreements also contain various covenants by NCC regarding the maintenance of directors’ and officers’ liability insurance.

NCC is a party to a registration rights agreement with NBC Holdings, LLC (“NBC Holdings”), a copy of which is filed as Exhibit 4.2 to this registration statement. This agreement includes indemnification provisions in favor of: (i) NBC Holdings and certain persons to whom NBC Holdings transfers its registrable securities (each, a “Holder”), (ii) any underwriter participating in a registered offering made pursuant to the agreement, (iii) any officer, partner, manager, director, or controlling person of a Holder or underwriter, and (iv) any representative of a Holder serving on NCC’s board of directors (each such person, an “Indemnified Party”), against certain losses and liabilities (including interest, penalties, and attorneys’ fees) resulting from any breach of a representation or warranty made by NCC in an underwriting agreement or an untrue statement or omission of material fact in any registration statement or prospectus pursuant to which an Indemnified Party sells shares of NCC common stock, except to the extent that such liability arose from written information provided to NCC by the Indemnified Party specifically for use therein, in which case, if the Indemnified Party is a Holder, such Holder must indemnify NCC, any participating underwriter, and any of NCC’s officers, partners, managers, directors, or controlling persons for liabilities arising from the information from which the breach, misstatement, or omission resulted, in an amount up to the amount of net proceeds received by the Holder in the offering.

Item 21.	Exhibits and Financial Statement Schedules

(a) Index to Exhibits: The list of exhibits is set forth beginning on page II-7 of this registration statement and is incorporated herein by reference.

(b) Financial Statement Schedules: No financial statement schedules are provided because the information called for is not applicable or is shown in the financial statements or notes thereto.

(c) Opinion of Financial Advisor: The opinion of Monroe to the Reunion board of directors is provided as Appendix C to the proxy statement-prospectus that forms a part of this registration statement.

Item 22.	Undertakings

The undersigned Registrant hereby undertakes:

(a) (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(5) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(g) (1) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The Registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, National Commerce Corporation has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Birmingham, State of Alabama, on September 14, 2015.

NATIONAL COMMERCE CORPORATION

/s/ John H. Holcomb, III
By:	John H. Holcomb, III
Its:	Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on September 14, 2015.

Name and Signature	Title

/s/ John H. Holcomb, III John H. Holcomb, III	Chairman, Chief Executive Officer and Director (Principal Executive Officer)

/s/ William E. Matthews, V William E. Matthews, V	Vice Chairman, Chief Financial Officer and Director (Principal Financial Officer)

/s/ Richard Murray, IV Richard Murray, IV	President, Chief Operating Officer and Director

/s/ Shelly S. Williams Shelly S. Williams	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)

* Bobby A. Bradley	Director

* R. Holman Head	Director

* Jerry D. Kimbrough	Director

* C. Phillip McWane	Director

* G. Ruffner Page, Jr.	Director

* W. Stancil Starnes	Director

* Temple W. Tutwiler, III	Director

Name and Signature	Title

* Russell H. Vandevelde, IV	Director

* Donald F. Wright	Director

*By:	/s/ William E. Matthews, V

William E. Matthews, V Attorney-In-Fact

Exhibit Index

Exhibit Number	Description

2.1††	Agreement and Plan of Merger, dated July 7, 2015, by and among National Commerce Corporation, National Bank of Commerce and Reunion Bank of Florida (attached as Appendix A to the proxy statement-prospectus, which is part of this registration statement and incorporated herein by reference)

2.2††	Agreement and Plan of Merger, dated June 6, 2014, by and between National Commerce Corporation and United Group Banking Company of Florida, Inc. (incorporated herein by reference to Exhibit 2.1 to NCC’s Registration Statement on Form S-4 (File No. 333-198219), filed on August 18, 2014)

2.3††	Membership Interest Purchase Agreement, dated August 29, 2014, by and among the members of CBI Holding, LLC, National Bank of Commerce and Sexton Investments LLC (incorporated herein by reference to Exhibit 2.2 to Amendment No. 1 to NCC’s Registration Statement on Form S-4 (File No. 333-198219), filed on September 30, 2014)

3.1	Certificate of Incorporation of National Commerce Corporation (incorporated herein by reference to Exhibit 3.1 to NCC’s Registration Statement on Form S-4 (File No. 333-198219), filed on August 18, 2014)

3.1A	Amendment to Certificate of Incorporation of National Commerce Corporation (incorporated herein by reference to Exhibit 3.1A to NCC’s Annual Report on Form 10-K (File No. 000-55336), filed on February 20, 2015)

3.2	Bylaws of National Commerce Corporation (incorporated herein by reference to Exhibit 3.2 to NCC’s Registration Statement on Form S-4 (File No. 333-198219), filed on August 18, 2014)

4.1	Form of Common Stock Certificate of National Commerce Corporation (incorporated herein by reference to Exhibit 4.1 to NCC’s Registration Statement on Form S-1 (File No. 333-201371), filed on February 27, 2015)

4.2	Registration Rights Agreement, dated August 15, 2008, by and between Americus Financial Services, Inc. and RMB Holdings, LLC (incorporated herein by reference to Exhibit 4.3 to Amendment No. 1 to NCC’s Registration Statement on Form S-4 (File No. 333-198219), filed on September 30, 2014)

5.1*	Opinion of Maynard, Cooper & Gale, P.C. regarding legality of securities being registered (including its consent)

8.1	Opinion of Maynard, Cooper & Gale, P.C. regarding certain tax matters (including its consent)

10.1†	National Commerce Corporation 2011 Equity Incentive Plan, as amended and restated on July 17, 2014 (incorporated herein by reference to Exhibit 10.1 to NCC’s Registration Statement on Form S-4 (File No. 333-198219), filed on August 18, 2014)

10.2†	National Commerce Corporation Deferral of Compensation Plan for Key Employees and Non-Employee Directors, effective December 18, 2014 (incorporated herein by reference to Exhibit 10.1 to NCC’s Current Report on Form 8-K (File No. 000-55336), filed on December 22, 2014)

10.3†	Form of Performance Share Award under National Commerce Corporation 2011 Equity Incentive Plan (time-based vesting criteria) (incorporated herein by reference to Exhibit 10.3 to NCC’s Registration Statement on Form S-4 (File No. 333-198219), filed on August 18, 2014)

10.4A†	Form of Performance Share Award under National Commerce Corporation 2011 Equity Incentive Plan (performance-based vesting criteria – 2012 grants) (incorporated herein by reference to Exhibit 10.4A to NCC’s Registration Statement on Form S-4 (File No. 333-198219), filed on August 18, 2014)

Exhibit Number	Description

10.4B†	Form of Performance Share Award under National Commerce Corporation 2011 Equity Incentive Plan (performance-based vesting criteria – 2013 and 2014 grants) (incorporated herein by reference to Exhibit 10.4B to NCC’s Registration Statement on Form S-4 (File No. 333-198219), filed on August 18, 2014)

10.5†	Form of Nonstatutory Stock Option Agreement under National Commerce Corporation 2011 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.5 to NCC’s Registration Statement on Form S-4 (File No. 333-198219), filed on August 18, 2014)

10.6†	United Group Banking Company of Florida, Inc. Officers’ and Employees’ Stock Option Plan effective March 3, 2010, as amended (incorporated herein by reference to Exhibit 10.6 to NCC’s Registration Statement on Form S-4 (File No. 333-198219), filed on August 18, 2014)

10.7†	Form of Stock Option Agreement under United Group Banking Company of Florida, Inc. Officers’ and Employees’ Stock Option Plan (incorporated herein by reference to Exhibit 10.7 to NCC’s Registration Statement on Form S-4 (File No. 333-198219), filed on August 18, 2014)

10.8	Lease, dated March 8, 2011, by and between Shades Parkway, L.L.C. and National Bank of Commerce (incorporated herein by reference to Exhibit 10.8 to NCC’s Registration Statement on Form S-4 (File No. 333-198219), filed on August 18, 2014)

10.9	Amended and Restated Limited Liability Company Agreement, dated September 1, 2014, by and between National Bank of Commerce and Factor, LLC (incorporated herein by reference to Exhibit 10.9 to Amendment No. 1 to NCC’s Registration Statement on Form S-4 (File No. 333-198219), filed on September 30, 2014)

10.10†	Employment Agreement, dated as of August 30, 2014, by and between Corporate Billing, LLC and James R. Thompson, III (incorporated herein by reference to Exhibit 10.10 to Amendment No. 1 to NCC’s Registration Statement on Form S-1 (File No. 333-201371), filed on February 27, 2015)

10.11†	National Commerce Corporation 2015 Incentive Program (incorporated herein by reference to Exhibit 10.1 to NCC’s Current Report on Form 8-K (File No. 000-55336), filed on January 26, 2015)

10.12	Form of Indemnification Agreement with directors and executive officers (incorporated herein by reference to Exhibit 10.2 to NCC’s current report on Form 8-K (File No. 000-55336), filed on January 26, 2015)

10.13†*	Reunion Bank of Florida Directors’ Stock Option Plan

10.14†*	Form of Stock Option Agreement under Reunion Bank of Florida Directors’ Stock Option Plan

10.15†*	Reunion Bank of Florida Officers’ and Employees’ Stock Option Plan

10.16†*	Form of Incentive Stock Option Agreement under Reunion Bank of Florida Officers’ and Employees’ Stock Option Plan

21.1*	Subsidiaries of National Commerce Corporation

23.1*	Consent of Maynard, Cooper & Gale, P.C. (included as part of Exhibit 5.1)

23.2	Consent of Maynard, Cooper & Gale, P.C. (included as part of Exhibit 8.1)

23.3	Consent of Porter Keadle Moore, LLC

23.4	Consent of Saltmarsh, Cleaveland & Gund, P.A.

24.1*	Power of Attorney (included on the signature page of this Registration Statement)

99.1	Form of Proxy Card of Reunion Bank of Florida

Exhibit Number	Description

99.2*	Rule 438 Consent of Stephen A. Sevigny, M.D.

99.3*	Consent of Monroe Financial Partners, Inc.

101*	Interactive Data Files

*	Previously filed.
†	Denotes a management compensatory plan, agreement or arrangement.
††	Schedules and exhibits omitted pursuant to Item 601(b)(2) of Regulation S-K. National Commerce Corporation agrees to furnish a copy of any omitted schedule or exhibit to the Securities and Exchange Commission upon request.